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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on November 19, 2007

Registration No. 333-146059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 2
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EXCO Partners, LP
(Exact Name of Registrant as specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	26-0847661 (I.R.S. Employer Identification Number)
12377 Merit Drive, Suite 1700, LB 82 Dallas, Texas 75251 (214) 368-2084 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

J. Douglas Ramsey, Ph.D.
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251
Tel: (214) 368-2084
Fax: (214) 368-2087
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
William N. Finnegan IV Brett E. Braden Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Ryan J. Maierson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

            Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 19, 2007

PRELIMINARY PROSPECTUS

75,000,000 Common Units
Representing Limited Partner Interests

EXCO Partners, LP

$                    per common unit

            We are a limited partnership recently formed by EXCO Resources, Inc. (NYSE: XCO) to acquire, exploit and develop oil and natural gas properties. This is the initial public offering of our common units. We are selling all of the 75,000,000 common units in this offering.

            Prior to this offering, there has been no public market for our common units. It is currently estimated that the initial public offering price per common unit will be between $                    and $           per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "XP".

            See "Risk Factors" on page 23 to read about risk factors you should consider before buying our common units.

            These risks include, but are not limited to, the following:

  •
  We may not have sufficient cash flow from operations to pay quarterly distributions on our common units at the initial distribution rate following the establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner and its affiliates.

  •
  Oil and natural gas prices are at relatively high levels and are highly volatile. A decline in these commodity prices will cause a decline in our cash flow from operations, which may force us to reduce our distributions or cease paying distributions altogether.

  •
  If we do not make substantial capital expenditures to develop and produce our existing reserves and make acquisitions of additional reserves from EXCO or others on economically acceptable terms, our future growth, ability to maintain our asset base and ability to pay or increase distributions will be limited.

  •
  EXCO and its affiliates are not obligated to present us with, and are not restricted from competing with us for, potential acquisitions. In addition, because EXCO controls our general partner, we will not be able to pursue or consummate any acquisition opportunity unless EXCO causes us to do so. If EXCO fails to present us with, successfully competes against us for, or does not cause us to pursue, attractive acquisition opportunities, we may not be able to replace or increase our reserves, which would adversely affect our cash from operations and our ability to make cash distributions.

  •
  EXCO is a competing producer in all of our operating areas, which could limit our ability to acquire additional assets or businesses.

  •
  Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us and have limited fiduciary duties to us, which may permit them to favor their own interests to the detriment of our unitholders. Our partnership agreement limits the circumstances under which our unitholders may make a claim relating to conflicts of interest and the remedies available to our unitholders in that event.

  •
  Our unitholders have limited voting rights and are not entitled to elect our general partner or our managing general partner's directors or initially to remove our general partner without its consent, which could lower the trading price of our common units.

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If we were to become subject to a material amount of entity-level taxation for federal or state tax purposes, it would substantially reduce the amount of cash available for distribution.

  •
  Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to EXCO Partners, LP	$	$

            To the extent that the underwriters sell more than 75,000,000 common units, the underwriters have the option to purchase up to an additional 11,250,000 common units from us at the initial public offering price less the underwriting discount. The underwriters expect to deliver the common units against payment in New York, New York on or about                          , 2008.

Goldman, Sachs & Co.	Citi	UBS Investment Bank
JPMorgan	Merrill Lynch & Co.	Morgan Stanley

Wachovia Securities

Banc of America Securities LLC	Credit Suisse	Raymond James
Bear, Stearns & Co. Inc.	Deutsche Bank Securities	RBC Capital Markets

ABN AMRO Rothschild LLC Barclays Capital Broadpoint. Cantor Fitzgerald & Co. Fortis Securities LLC	Friedman Billings Ramsey Howard Weil Incorporated Jefferies & Company Johnson Rice & Company L.L.C. KeyBanc Capital Markets	Scotia Capital Siebert Capital Markets Southwest Securities Stifel Nicolaus Tudor, Pickering & Co.

Prospectus dated                          , 2008.

EXCO PARTNERS, LP

Areas of Operation(1)

(1)
Pro forma for the contribution of the Partnership Properties to us in connection with this offering.
(2)
The reserve-to-production ratio is calculated by dividing estimated proved reserves as of September 30, 2007 by net daily production for the month of September 2007 on an annualized basis.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
Risks Related to Our Business and Operations
Risks Related to Our Structure and this Offering
Tax Risks to Unitholders
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
General
Our Initial Distribution Rate
Unaudited Pro Forma Available Cash for Distribution for the Year Ended December 31, 2006 and the Twelve Months Ended September 30, 2007
Estimated Cash Available for Distribution for the Year Ending December 31, 2008
Assumptions and Considerations
Sensitivity Analysis
HOW WE MAKE CASH DISTRIBUTIONS
Distributions of Available Cash
Operating Surplus and Capital Surplus
Distributions of Available Cash from Operating Surplus
Distributions from Capital Surplus
Adjustment to the Target Distribution Level
Distributions of Cash Upon Liquidation
SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Partnership Overview
How We Evaluate Our Operations
Outlook
Pro Forma Results of Operations — Partnership Properties
Liquidity and Capital Resources — Partnership Properties
Critical Accounting Policies and Estimates
Recent Accounting Pronouncements
Derivative Financial Instruments — Partnership Properties
Quantitative and Qualitative Disclosure About Market Risk — Partnership Properties
Results of Operations — Our Predecessor
Liquidity and Capital Resources — Our Predecessor
BUSINESS
Our Relationship with EXCO
Business Strategy
Competitive Strengths
Our Oil and Natural Gas Data
Summary of Our Geographic Areas of Operation
Our Areas of Production
Our Interest in Productive Wells
Operations
Environmental and Safety Matters and Regulation
Other Regulation of the Oil and Gas Industry
Employees

i

Offices
Legal Proceedings
MANAGEMENT
Management of EXCO Partners, LP
Directors and Executive Officers
Reimbursement of Expenses
Executive Compensation
Compensation Discussion and Analysis
Compensation of Directors
Long-Term Incentive Plan
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Distributions and Payments to Our General Partner and Its Affiliates
Contribution Agreement
Administrative Services Agreement and Master Operating Agreement
Joint Operating Agreements
Deep Rights Farmout
Tax Sharing Agreement
Procedures for Review, Approval and Ratification of Related Person Transactions
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of Interest
Fiduciary Duties
DESCRIPTION OF THE COMMON UNITS
The Units
Transfer Agent and Registrar
Transfer of Common Units
THE PARTNERSHIP AGREEMENT
Organization and Duration
Purpose
Power of Attorney
Cash Distributions
Capital Contributions
Limited Liability
Voting Rights
Issuance of Additional Securities
Amendments to Our Partnership Agreement
Prohibited Amendments
No Unitholder Approval
Opinion of Counsel and Unitholder Approval
Merger, Consolidation, Conversion, Sale or Other Disposition of Assets
Termination and Dissolution
Liquidation and Distribution of Proceeds
Withdrawal or Removal of Our General Partner
Transfer of General Partner Interest
Transfer of Ownership Interests in Our General Partner
Transfer of Incentive Distribution Rights
Limited Call Right
Meetings; Voting
Status as Limited Partner
Non-Eligible Holders; Redemption
Indemnification
Reimbursement of Expenses
Books and Reports

ii

Right to Inspect Our Books and Records
Registration Rights
UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSEQUENCES
Partnership Status
Limited Partner Status
Tax Consequences of Common Unit Ownership
Tax Treatment of Operations
Disposition of Common Units
Uniformity of Common Units
Tax-Exempt Organizations and Other Investors
Administrative Matters
State, Local and Other Tax Considerations
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS
UNDERWRITING
VALIDITY OF THE COMMON UNITS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

APPENDIX A — FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF EXCO PARTNERS, LP
APPENDIX B — GLOSSARY OF TERMS
APPENDIX C — SUMMARY RESERVE REPORT

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

          As used in this prospectus, unless we indicate otherwise: (1) "EXCO Partners, LP," "the partnership," "we," "our," "us" or like terms refer to EXCO Partners, LP and its subsidiaries, (2) "EXCO GP Partners" or "our general partner" refers to EXCO GP Partners, LP, our general partner, (3) "EXCO Partners GP LP, LLC" or "our managing general partner" refers to EXCO Partners GP LP, LLC, the general partner of our general partner, (4) "EXCO" refers to EXCO Resources, Inc., the ultimate parent company of the owner of our general partner, and its wholly owned subsidiaries, (5) "Partnership Properties" or "our properties" refers to the properties to be contributed to us by EXCO in connection with this offering, (6) "Retained Properties" refers to the properties owned by EXCO that will not be contributed to us by EXCO in connection with this offering and (7) "our management" refers to the officers of our managing general partner who are also officers and employees of EXCO. The financial and reserve information in this prospectus for the partnership is presented on a pro forma basis as if the offering and the other transactions contemplated by this prospectus, including EXCO's contribution of the Partnership Properties to us, had occurred on January 1, 2006, unless otherwise indicated or the context otherwise requires. Pro forma estimated proved reserve information for the partnership as of September 30, 2007 was prepared by Lee Keeling and Associates, Inc., our independent reserve engineers, using spot oil and natural gas prices as of September 30, 2007, adjusted for market differentials. A summary of our reserve report as of September 30, 2007 is included in this prospectus in Appendix C.

iii

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma consolidated financial statements and the notes to those financial statements. Unless the context indicates otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit and (2) that the underwriters' option to purchase additional common units is not exercised. You should read "Risk Factors" beginning on page 23 for information about important factors that you should consider carefully before buying our common units. We include a glossary of some of the oil and natural gas terms used in this prospectus in Appendix B.

EXCO Partners, LP

          We are a Delaware limited partnership recently formed by EXCO Resources, Inc. (NYSE: XCO) to acquire, exploit and develop oil and natural gas properties. In connection with this offering, EXCO will contribute proved developed producing oil and natural gas wellbores to us in its East Texas/North Louisiana, Mid-Continent and Permian operating areas. EXCO will also contribute to us all of its properties, including its undeveloped properties, in its Appalachian operating area.

          As of September 30, 2007, our total estimated proved reserves were 871.6 Bcfe, of which 92% were natural gas and 80% were classified as proved developed. Our properties consisted of working interests in 8,912 producing wells, in which we owned an 80% average working interest. EXCO is the operator of 8,076 of our total wells, which represented 94% of our total estimated proved reserves as of September 30, 2007. Based on our average pro forma net daily production for the month of September 2007 of 166.1 Mmcfe/d, our total estimated proved reserves had a reserve-to-production ratio of 14.4 years. In addition, based on oil and natural gas prices as of September 30, 2007, we had an inventory of 4,907 drilling locations in Appalachia, of which 1,844 were proved, representing 177.4 Bcfe, or 20%, of our total estimated proved reserves. Our total estimated proved reserves represented approximately 49.0% of EXCO's total estimated proved reserves as of September 30, 2007.

          We believe our properties are well suited for our partnership because they have predictable production profiles based on a long history of production and an average ten-year annual future decline rate of 5.8%. In addition, we expect to reserve a substantial percentage of our operating cash flow to reinvest in acquisitions and development drilling in order to maintain our production and reserves. For 2008, we expect this amount to be approximately $123.3 million and represent approximately 33.3% of our Estimated Adjusted EBITDA for that period. We also plan to retain cash equaling an additional 10% to 20% of our Estimated Adjusted EBITDA in 2008 to grow our production and reserves over time. For a definition of our Estimated Adjusted EBITDA, please read "Cash Distribution Policy and Restrictions on Distributions."

          The following table sets forth summary pro forma information about our oil and natural gas reserves and production.

	Estimated proved reserves at September 30, 2007(1)					Average ten-year annual future decline rate(4)
Operating area	Total (Bcfe)	% developed	Net daily production for the month ended September 30, 2007 (Mmcfe/d)	Reserve-to-production ratio (years)(2)	2008 - 2009 average decline rate(3)		Aggregate percentage depletion(5)
Appalachia(6)	425.0	58%	44.2	26.3	11.6%	4.9%	63.9%
East Texas/North Louisiana	156.8	100%	47.9	9.0	13.8%	6.4%	68.5%
Mid-Continent	258.6	100%	67.8	10.4	12.0%	6.1%	84.5%
Permian	31.2	100%	6.2	13.8	7.0%	4.9%	84.6%

Total(7)	871.6	80%	166.1	14.4	12.2%	5.8%	78.5%

(1)
As determined by Lee Keeling and Associates, Inc., our independent reserve engineers, using spot oil and natural gas prices as of September 30, 2007, adjusted for market differentials.

(2)
Calculated by dividing estimated proved reserves as of September 30, 2007 by net daily production for the month of September 2007 on an annualized basis.

(3)
Represents percentage decrease in production from our proved developed properties, including all wells drilled as of September 30, 2007, from 2008 to 2009 as estimated by EXCO's internal reserve engineers and Lee Keeling and Associates, Inc. and does not reflect the impact of expected drilling capital expenditures.

(4)
Represents the average annual percentage decrease in production from our proved developed properties, including all wells drilled as of September 30, 2007, from 2008 to 2018 as estimated by EXCO's internal reserve engineers and Lee Keeling and Associates, Inc. and does not reflect the impact of expected drilling capital expenditures.

(5)
As used in this prospectus, the term "aggregate percentage depletion" is not a tax or accounting concept, but rather an engineering estimate that we calculate by dividing (a) the estimated cumulative production from our producing wells as of September 30, 2007 by (b) the estimated ultimate recovery from the proved developed producing reserves attributable to those wells.

(6)
At September 30, 2007, we had proved developed reserves of 247.6 Bcfe in our Appalachia operating area. The reserve-to-production ratio in years for these proved developed reserves was 15.3.

(7)
At September 30, 2007, we had total proved developed reserves of 694.2 Bcfe. The reserve-to-production ratio in years for our proved developed reserves was 11.5.

          To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, EXCO has entered into, and will assign to us at the closing of this offering, derivative financial instruments covering 45.9 Bcfe or approximately 84% of our estimated total production of 54.8 Bcfe for the year ending December 31, 2008. We have adopted a commodity price risk management program under which we intend to enter into derivative financial instruments covering approximately 80% to 90% of our expected production through at least 2010.

          Our primary business objective is to maintain our asset base over the long term in a manner that will allow us to make quarterly cash distributions to our unitholders at the initial quarterly distribution rate of $0.35 per common unit and, over time, to grow our asset base to enable us to increase our quarterly distribution rate. We believe our relationship with EXCO will help us to achieve this objective. EXCO has an experienced management team and has a larger asset base than our own, and EXCO intends to apply its experience to the active management of our oil and natural gas properties. Additionally, we expect to have the opportunity to make acquisitions of oil and natural gas properties directly from, and jointly with, EXCO in the future, although EXCO has no obligation in this regard.

Our Relationship with EXCO

          One of our principal attributes is our relationship with EXCO, a publicly traded oil and natural gas company that currently owns, acquires, exploits and develops oil and natural gas properties, primarily in the Appalachia, East Texas/North Louisiana, Mid-Continent and Permian regions of the United States. As of September 30, 2007, EXCO's total proved reserves were 1.8 Tcfe, of which 94% were natural gas and 71% were proved developed. Of these proved reserves, 906.4 Bcfe were attributable to the Retained Properties. EXCO had average net daily production of approximately 387.5 Mmcfe/d for the month of September 2007, 221.4 Mmcfe/d of which was attributable to the Retained Properties.

          EXCO's corporate strategy includes two fundamental components: (1) maintain a disciplined acquisition program to seek and acquire properties that have established production histories and value enhancement potential through development drilling and exploitation projects and (2) exploit its multi-year inventory of development drilling locations. Since January 2004, EXCO has completed approximately $4.8 billion of acquisitions, of which $3.8 billion was allocated to 1.8 Tcfe of proved reserves. Selected acquisitions include:

  •
  the $225.1 million acquisition of North Coast Energy, Inc. in the Appalachian operating area in January 2004;

  •
  the $665.1 million acquisition of properties from ONEOK, Inc. in the East Texas and Mid-Continent operating areas in February 2006;

  •
  the $1.1 billion acquisition of Winchester Energy Company, Ltd. in the East Texas/North Louisiana operating area in October 2006;

  •
  the $1.5 billion acquisition of substantially all of Anadarko's oil and natural gas properties in the Vernon and Ansley Fields located in Jackson Parish, Louisiana, or the Anadarko Vernon Operations, in March 2007; and

  •
  the $500.2 million acquisition of oil and natural gas properties from Anadarko located in multiple fields in the Mid-Continent operating area, or the Anadarko Southern Gas Operations, in May 2007.

          In addition, EXCO invested approximately $194.3 million during 2006 and $304.4 million in the first nine months of 2007 in oil and natural gas drilling and completion on its properties. During 2006, EXCO added approximately 92.9 Bcfe of proved reserves through drilling and development. As of September 30, 2007, EXCO had identified 3,245 drilling locations on its Retained Properties and anticipates developing these locations over the next 10 years.

          EXCO views us as an integral part of its overall growth strategy and intends to use us as its primary vehicle to own mature producing properties in its operating areas. EXCO believes that using us in this manner will provide it with the opportunity to enhance the valuation of a substantial portion of its mature producing properties primarily because we are a tax-efficient vehicle. EXCO expects that the estimate of the aggregate percentage depletion of any of its currently owned mature producing properties offered to us in the future will be between 60% and 80%. Following the consummation of this offering and the related transactions, EXCO will own a 48% limited partner interest in us, a 2% general partner interest in us and the related incentive distribution rights. Please read "— Our Partnership Structure and Formation Transactions." As EXCO continues to develop the undeveloped properties within its portfolio and those properties become producing properties, we believe it will make economic sense for EXCO to sell them to us at accretive valuations due to EXCO's significant ownership interest in us.

          While we believe EXCO has an economic interest to contribute or sell additional assets to us and bring us in as a partner when pursuing future acquisitions, EXCO has no obligation to do so. EXCO regularly evaluates potential acquisitions and dispositions that do not involve us and may elect to acquire or dispose of oil and natural gas properties in the future without offering us the opportunity to purchase those assets. We cannot say which, if any, opportunities to acquire assets from EXCO may be made available to us or if we will choose to pursue any such opportunity. Moreover, EXCO is not restricted in its ability to compete with us and is a competing producer in all of our operating areas. Further, because EXCO controls us through its indirect ownership of our general partner, we cannot pursue acquisitions or dispositions unless EXCO causes us to do so. If EXCO fails to present us with, or successfully competes against us for, attractive acquisition opportunities, we may not be able to replace or increase our reserves, which would adversely affect our cash from operations and our ability to make cash distributions.

          As of September 30, 2007, EXCO employed 631 full time employees, 371 of whom were principally dedicated to operating our properties. Through our relationship with EXCO, we will have access to EXCO's personnel, senior management team, strong commercial relationships throughout the oil and gas industry, EXCO's broad operational, commercial, technical, risk management and acquisition expertise and EXCO's administrative infrastructure.

Business Strategy

          Our primary business objective is to maintain our asset base over the long term in a manner that will allow us to make quarterly cash distributions to our unitholders at our initial quarterly distribution rate and, over time, to grow our asset base to enable us to increase our quarterly cash distribution rate. Our strategy for achieving this objective is to:

  •
  reserve a substantial percentage of operating cash flow for reinvestment in acquisitions and development drilling to maintain and, over the long term, grow our production and reserves;

  •
  purchase producing oil and natural gas properties from EXCO through negotiated transactions, from third parties through joint efforts with EXCO and directly from third parties;

  •
  exploit our development drilling inventory;

  •
  reduce our exposure to fluctuations in commodity prices through the use of derivative financial instruments; and

  •
  maintain relatively low levels of long-term indebtedness.

Competitive Strengths

          We believe the following competitive strengths will allow us to achieve our objectives of generating and growing cash available for distribution:

  •
  our relationship with EXCO;

  •
  our drilling inventory, which allows us to offset the natural decline of our assets through low risk development drilling;

  •
  our properties, which are characterized by stable and long-lived production with relatively low production decline rates;

  •
  our management, which is experienced in acquiring, exploiting and operating oil and natural gas properties;

  •
  our geographic diversity, which provides us access to several prolific basins and mitigates our exposure to adverse developments in any one geographic area;

  •
  our partnership structure, which provides us with a relatively low cost of capital; and

  •
  our capital structure, which provides us with financial flexibility.

Summary of Risk Factors

          An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully these and the other risks under the caption "Risk Factors."

  Risks Related to Our Business and Operations

  •
  We may not have sufficient cash flow from operations to pay quarterly distributions on our common units at the initial distribution rate following the establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner and its affiliates.

  •
  Our estimate of our pro forma cash available for distribution for the twelve months ending December 31, 2008 is based on assumptions that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

  •
  Oil and natural gas prices are at relatively high levels and are highly volatile. A decline in these commodity prices will cause a decline in our cash flow from operations, which may force us to reduce our distributions or cease paying distributions altogether.

  •
  EXCO is contributing to us working interests in identified producing wells, which limits our ability to drill additional wells to increase production or to protect our reserves from drainage.

  •
  We may be liable for breaches of the joint operating agreements relating to the wellbores assigned to us by EXCO, which could have a material adverse effect on our financial position, results of operations or cash flows if EXCO is unable to fully indemnify us.

  •
  EXCO and its affiliates are not obligated to present us with, and are not restricted from competing with us for, potential acquisitions. In addition, because EXCO controls our general partner, we will not be able to pursue or consummate any acquisition opportunity unless EXCO causes us to do so. If EXCO fails to present us with, successfully competes against us for, or does not cause us to pursue, attractive acquisition opportunities, we may not be able to replace or increase our reserves, which would adversely affect our cash from operations and our ability to make cash distributions.

  •
  If we do not make substantial capital expenditures to develop and produce our existing reserves and make acquisitions of additional reserves from EXCO or others on economically acceptable terms, our future growth, ability to maintain our asset base and ability to pay or increase distributions will be limited.

  •
  Our derivative financial instruments could result in financial losses and reduce our cash available for distribution to our unitholders.

  •
  Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the estimated quantities and present value of our proved reserves.

  •
  Developing and producing oil and natural gas are costly and high-risk activities with many uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to make distributions to our unitholders.

  •
  Because EXCO and third parties control the development and operation of our properties, we may not be able to achieve or maintain production from these properties in a timely manner, or at all.

  •
  As of November 9, 2007, Moody's and Standard & Poor's assigned EXCO credit ratings of B2 and B, respectively, which are speculative ratings. We are exposed to the credit risk of EXCO with respect to EXCO's obligations under our master operating agreement and our contribution agreement, and any material nonperformance by EXCO could reduce our ability to make distributions to our unitholders.

  •
  We may incur debt to enable us to pay our quarterly distributions, which may negatively affect our ability to execute our business strategy and pay future distributions.

  •
  Our future debt levels may limit our flexibility to obtain financing and pursue other business opportunities.

  •
  Our assets expose us to significant costs and liabilities with respect to environmental and operational safety matters, including all plugging and abandonment costs related to the wells included in the Partnership Properties.

  Risks Related to Our Structure and this Offering

  •
  Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us and have limited fiduciary duties to us, which may permit them to favor their own interests to the detriment of our unitholders. Our partnership agreement limits the circumstances under which our unitholders may make a claim relating to conflicts of interest and the remedies available to our unitholders in that event.

  •
  The incentive distribution rights owned by our general partner may create a conflict of interest in determining the appropriate level of cash distributions to our unitholders.

  •
  EXCO is a competing producer in all of our operating areas, which could limit our ability to acquire additional assets or businesses.

  •
  We do not have any officers, directors or employees and rely solely on officers and directors of our managing general partner and employees of EXCO. The positions held by these officers and directors may give rise to fiduciary obligations that are in conflict with fiduciary obligations owed to us. These conflicts may not be resolved in our favor. Failure of such officers, directors and employees to devote sufficient attention to the management and operation of our business may adversely affect our financial results and our ability to make distributions to our unitholders.

  •
  We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute their existing ownership interests.

  •
  Our unitholders have limited voting rights and are not entitled to elect our general partner or our managing general partner's directors or initially to remove our general partner without its consent, which could lower the trading price of our common units.

  •
  Common units held by persons who are not "Eligible Holders" will be subject to the possibility of redemption.

  Tax Risks to Unitholders

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If we were to become subject to a material amount of entity-level taxation for federal or state tax purposes, it would substantially reduce the amount of cash available for distribution.

  •
  We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

  •
  If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

  •
  Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

  •
  Tax gain or loss on disposition of our common units could be more or less than expected.

  •
  Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

  •
  We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

  •
  The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

  •
  Our unitholders likely will be subject to state and local taxes and return filing requirements in some of the states in which we own properties as a result of investing in our common units.

Other Information

          Our principal executive offices are located at 12377 Merit Drive, Suite 1700 LB 82, Dallas, Texas 75251, and our telephone number is (214) 368-2084. Our internet address is www.excopartners.com. We expect to make our periodic reports and other information filed or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Our Partnership Structure and Formation Transactions

  Management

          EXCO GP Partners, LP, our general partner, has direct responsibility for conducting our business and managing our operations. Because our general partner is a limited partnership, its general partner, EXCO Partners GP LP, LLC, whom we refer to as our managing general partner, is responsible for the business and activities of our general partner and will manage our operations and activities, and its board of directors and officers will make decisions on our behalf. Our managing general partner and general partner are indirectly owned by EXCO. Douglas H. Miller, EXCO's Chief Executive Officer, will also serve as our managing general partner's Chief Executive Officer and will be actively involved in our business. In addition, all of the other executive officers and some of the directors of our managing general partner also serve as executive officers or directors of EXCO. As is common with publicly traded limited partnerships, and in order to maximize operational flexibility, our operations will be conducted through, and our operating assets will be owned by, our operating partnership and its subsidiaries. At the closing of this offering, we will own, directly or indirectly, all of the ownership interests in our operating partnership and its subsidiaries. We, our subsidiaries and our general partner do not have any employees.

          We intend to enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering. We also intend to enter into a master operating agreement with EXCO, pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets. EXCO will be reimbursed for its costs incurred in providing such services to us under these agreements, including for salary, bonus, incentive compensation and other amounts paid by EXCO to persons who perform services for us or on our behalf. EXCO has informed us that it intends to structure the reimbursement of these costs in the form of a monthly billing, representing an estimated allocable share of time spent by the officers and employees of EXCO on our operations. Based on existing support staff and their expected time-based allocation to the Partnership Properties, the reimbursement charge will be $1.6 million per month for 2008. EXCO will review this reimbursement at least annually, or as required if a significant event occurs that alters the time-spent allocation, with the conflicts committee of the board of directors of our managing general partner approving any changes to the amount of the allocation or the methodology by which it is determined. In addition, under our master operating agreement, EXCO will purchase all of our oil and natural gas production that it is able to resell to its customers and will charge us a marketing fee of $0.01 per Mcf of natural gas and $0.10 per Bbl of oil purchased by EXCO. EXCO will also be entitled to be reimbursed for all third party expenses incurred on our behalf, such as those incurred as a result of our being a public partnership. We expect the incremental costs associated with being a public partnership to be approximately $2.0 million annually. Please read "Certain Relationships and Related Party Transactions."

          Our general partner initially will be entitled to receive 2% of our cash distributions. EXCO, directly and indirectly, holds all of the interests in our general partner and, consequently, is entitled to all of the distributions that we make to our general partner, subject to the terms of the partnership agreement of our general partner and relevant legal restrictions. Our general partner's initial 2% general partner interest in these distributions will be reduced if we issue additional common units (except in connection with any exercise by the underwriters of their option to purchase additional common units in this offering) and our general partner does not elect to contribute a proportionate amount of capital to us. All references in this prospectus to the general partner's 2% general partner interest assume that the general partner will elect to make these additional capital contributions in order to maintain its right to receive 2% of these cash distributions. In addition, our general partner holds incentive distribution rights, which are non-voting limited partner interests representing the right to receive an additional 8% of quarterly distributions of cash we distribute from operating surplus to unitholders in excess of a quarterly target distribution level of $0.385 per common unit. Assuming that our general partner maintains its general partner interest in us at 2%, the maximum distribution percentage it can receive is 10%.

          Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our managing general partner or its directors. EXCO will elect all of the members of the board of directors of our managing general partner. The board of directors of our managing general partner will have at least three members who are independent, as defined under the independence standards established by the New York Stock Exchange, or the NYSE, not later than one year following the listing of our units on the NYSE. For more information about the directors of our managing general partner, please read "Management — Directors and Executive Officers."

  Formation Transactions

          We were formed on September 4, 2007. In connection with this offering, the following transactions will occur prior to closing:

  •
  EXCO and its subsidiaries will contribute certain of their respective proved developed oil and natural gas properties and related assets in their East Texas/North Louisiana, Mid-Continent and Permian operating areas to certain newly formed subsidiaries;

  •
  EXCO will form EXCO Partners OLP GP, LLC, or the OLP GP, to become the general partner of a limited partnership that will be the indirect owner of all of our assets;

  •
  The OLP GP and EXCO will form EXCO Partners Operating, LP, or the operating partnership, which will become the indirect owner of all of our assets;

  •
  EXCO and its subsidiaries will contribute their 100% ownership interest in each of the newly formed subsidiaries described above, other than the OLP GP and the operating partnership, and their 100% ownership interest in North Coast Energy, LLC, or North Coast, which owns substantially all of EXCO's Appalachian properties (such entities collectively referred to in this prospectus as the MLP operating subsidiaries) to the operating partnership; and

  •
  EXCO (through its subsidiaries) will assign derivative financial instruments to certain of the MLP operating subsidiaries covering a portion of the expected future production from the Partnership Properties.

  Closing Transactions

          Upon the closing of our initial public offering:

  •
  Pursuant to a contribution agreement, EXCO will contribute the OLP GP and the operating partnership to us in exchange for:

  •
  the assumption of EXCO's revolving credit facility with an initial borrowing base of $1.0 billion, which had an outstanding balance of $549.0 million as of November 9, 2007;

  •
  a cash payment equal to the difference between $1.0 billion and the outstanding balance of EXCO's revolving credit facility immediately prior to the closing of this offering, which payment would have equaled $451.0 million based on the balance as of November 9, 2007;

  •
  72,000,000 common units, representing an aggregate 48% limited partner interest in us;

  •
  a 2% general partner interest in us; and

  •
  the incentive distribution rights;

  •
  EXCO will agree to indemnify us for certain liabilities related to the transfer, ownership and operation of the Partnership Properties;

  •
  we will issue 75,000,000 common units to the public, representing an aggregate 50% limited partner interest in us;

  •
  we will enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering;

  •
  we will enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets and market our oil and natural gas production; and

  •
  we will enter into a tax sharing agreement with EXCO pursuant to which we will pay EXCO for our share of any state and local income taxes attributable to our assets and operations.

  Organizational Chart

          The diagram on the following page depicts our organizational structure after giving effect to this offering and the related transactions:

Ownership of EXCO Partners, LP

Percentage(1)
Public common units	50%
EXCO Resources, Inc. and its affiliates:
Common units	48%
General partner interest	2%

100%

(1)
If the underwriters exercise their option in full to purchase additional common units, EXCO's limited partner interest will decrease to 44.6% and the public limited partner interest will increase to 53.4%.

(2)
We have applied to list our common units on the New York Stock Exchange under the symbol "XP".

Summary of Conflicts of Interest and Fiduciary Duties

          Overview.    Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary duty." However, because our general partner is owned by EXCO and its affiliates, the officers and directors of our managing general partner have fiduciary duties to manage the business of our general partner in a manner beneficial to EXCO and its stockholders. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For example, our general partner will be entitled to make determinations that affect our ability to make cash distributions, including, but not limited to, determinations related to the operation of our business, such as those related to capital expenditures, asset purchases and sales and other acquisitions and dispositions, borrowings, and the amount of cash reserves necessary or appropriate to satisfy general, administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business. These determinations will have an effect on the amount of cash distributions we make to the holders of common units, and that amount in turn has an effect on whether our general partner receives incentive cash distributions as discussed below. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read "Risk Factors — Risks Related to Our Structure and this Offering" and "Conflicts of Interest and Fiduciary Duties."

          Partnership Agreement Modification of Fiduciary Duties.    Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duties owed to our unitholders. By purchasing a common unit, our unitholders have consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. Please read "Conflicts of Interest and Fiduciary Duties — Fiduciary Duties" for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

          EXCO Competes with Us.    EXCO is not restricted in its ability to compete with us and is a competing producer in all of our operating areas. Even though a primary component of our business strategy is purchasing producing oil and natural gas properties from EXCO and others, EXCO is not required to offer us any opportunities to purchase its assets or any other third party acquisition opportunities and EXCO will likely acquire properties for itself that could also be appropriate acquisitions for us. Furthermore, as a result of EXCO's control of our general partner, we can pursue acquisitions or dispositions only if approved by EXCO.

          Role of our Conflicts Committee in connection with Acquisitions from EXCO. A fundamental component of our business strategy is to pursue opportunities to acquire assets from EXCO and from third parties in partnership with EXCO. Inherent conflicts of interest will exist between us and our unitholders, on the one hand, and EXCO, including our general partner, on the other hand, in determining the appropriate purchase price and terms of asset acquisitions involving EXCO. The board of directors of our managing general partner will have a standing conflicts committee composed of at least two independent directors and will determine whether to seek the approval of the conflicts committee in connection with any acquisitions with EXCO. The conflicts committee will be entitled to hire its own financial and legal advisors in connection with any matters on which the board has sought the conflicts committee's approval.

          For more information about conflicts of interest, please read "Certain Relationships and Related Party Transactions" and "Conflicts of Interest and Fiduciary Duties."

The Offering

Common units offered by us	75,000,000 common units.
86,250,000 common units if the underwriters exercise their option to purchase additional common units in full.
Common units outstanding after this offering	147,000,000 common units.
158,250,000 common units if the underwriters exercise their option to purchase additional common units in full.
Use of proceeds	We intend to use the estimated net proceeds of approximately $1.43 billion from this offering, after deducting the underwriting discount of approximately $63.8 million and estimated offering expenses of approximately $10.0 million, to:
• repay approximately $549.0 million of outstanding indebtedness associated with the Partnership Properties that we will assume from EXCO at the closing of this offering;
• pay approximately $451.0 million in cash to EXCO as partial consideration for the contribution of the Partnership Properties to us; and
• establish approximately $426.3 million of cash reserves to fund expansion capital expenditures, including future acquisitions of oil and natural gas properties.
Please read "Use of Proceeds."
We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to establish additional cash reserves for expansion capital expenditures.
Cash distributions	We will pay a quarterly distribution at the initial rate of $0.35 per common unit ($1.40 per common unit on an annualized basis) to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees and expenses. Our ability to pay distributions at this initial distribution rate is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions." Our general partner is entitled to incentive distributions and we do not have any subordinated units.
Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this distributable cash as "available cash," and we define its meaning in our partnership agreement and under the caption "Cash Distribution Policy and Restrictions on Distributions — General — Definition of Available Cash." Our partnership agreement requires that we distribute all of our available cash each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a quarterly distribution of $0.385; and
• thereafter, 90% to the holders of common units and 10% to our general partner.
We will pay unitholders a prorated distribution for the first quarter during which we are a publicly traded partnership. Assuming that we become a publicly traded partnership before March 31, 2008, we will pay unitholders a prorated distribution for the period from the closing of this offering to and including March 31, 2008. We expect to pay this distribution on or before May 15, 2008.
If we had completed the transactions contemplated in this prospectus on January 1, 2006, pro forma available cash generated during the year ended December 31, 2006 and the twelve months ended September 30, 2007 would have been approximately $290.5 million and $225.1 million, respectively. This amount of pro forma cash available for distribution would have allowed us to pay 100% of our quarterly cash distributions at the initial distribution rate of $0.35 on our common units during these periods. For a calculation of our ability to make distributions to our unitholders based on our pro forma results for the year ended December 31, 2006 and the twelve months ended September 30, 2007, please read "Cash Distribution Policy and Restrictions on Distributions" included elsewhere in this prospectus. Due to the factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Results of Operations — Partnership Properties — Factors Affecting the Comparability of the Pro Forma Financial Results of EXCO Partners, LP to the Historical Financial Results of EXCO Resources, Inc.," our future results of operations will not be comparable to our predecessor's historical results.
We believe that we will have sufficient cash available for distribution to pay quarterly distributions at the initial distribution rate of $0.35 per common unit on all the outstanding common units for each full quarter during the year ending December 31, 2008. Please read "Cash Distribution Policy and Restrictions on Distributions — Assumptions and Considerations."
Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement — Issuance of Additional Securities."

Limited voting rights	Our general partner will manage and operate us. Unlike stockholders of a corporation, our unitholders will have only limited voting rights on matters affecting our business. Unitholders will have no right to elect our general partner or the directors of our managing general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any common units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, EXCO will own 49% of our common units (approximately 45% if the underwriters exercise their option to purchase additional common units in full). This will give EXCO the ability to prevent removal of our general partner. Please read "The Partnership Agreement — Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the current market price of the common units. Please read "The Partnership Agreement — Limited Call Right."
Estimated ratio of taxable income to distributions	We estimate that if a unitholder owns the common units purchased in this offering through the record date for distributions for the period ending December 31, 2010, the unitholder will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to the unitholder with respect to that period. For example, if a unitholder received an annual distribution of $1.40 per common unit, we estimate that the unitholder's average allocated federal taxable income per year will be no more than $ per common unit. Please read "Material Tax Consequences — Tax Consequences of Common Unit Ownership — Ratio of Taxable Income to Distributions" for the basis of this estimate.
Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Tax Consequences."
Agreement to be bound by the partnership agreement	By purchasing a common unit, each unitholder will be admitted as a limited partner and will be bound by all of the terms of our partnership agreement.
Listing and trading symbol	We have applied to list our common units on the New York Stock Exchange under the symbol "XP".

Summary Historical and Pro Forma Financial Information

          The following table presents summary historical financial information of EXCO Resources, Inc., our accounting predecessor, and summary pro forma financial information of EXCO Partners, LP for the periods and as of the dates presented.

          The summary historical financial information of our predecessor has been prepared on the following basis:

  •
  the historical financial information of EXCO Resources, Inc. as of and for the year ended December 31, 2004, the 275-day period from January 1, 2005 to October 2, 2005, the 90-day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006 is derived from the audited consolidated financial statements of EXCO Resources, Inc., which are included elsewhere in this prospectus; and

  •
  the historical financial information of EXCO Resources, Inc. as of and for the nine months ended September 30, 2006 and September 30, 2007 is derived from the unaudited condensed consolidated financial statements of EXCO Resources, Inc., which are included elsewhere in this prospectus.

          The summary pro forma financial information for the year ended December 31, 2006 and for the nine months ended September 30, 2007 is derived from the unaudited pro forma combined financial statements of EXCO Partners, LP, which are included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at or prior to the closing of this offering had taken place on September 30, 2007, in the case of the pro forma combined balance sheet, or as of January 1, 2006, in the case of the pro forma combined statement of operations for the year ended December 31, 2006 and for the nine months ended September 30, 2007. These transactions and other pro forma adjustments include:

  •
  the contribution to us of 100% of the ownership interests of the MLP operating subsidiaries by EXCO in exchange for:

  •
  the assumption of EXCO's revolving credit facility, which had an outstanding balance of $484.0 million as of September 30, 2007;

  •
  a cash payment equal to the difference between $1.0 billion and the outstanding balance of EXCO's revolving credit facility immediately prior to the closing of this offering, which payment would have equaled $516.0 million based on the balance as of September 30, 2007;

  •
  72,000,000 common units;

  •
  a 2% general partner interest; and

  •
  the incentive distribution rights;

  •
  the retention by EXCO of the Retained Properties;

  •
  our issuance of 75,000,000 common units to the public in this offering;

  •
  the completion of this offering and the use of proceeds from this offering as described in "Use of Proceeds";

  •
  adjustments to revenues and direct operating expenses for significant acquisitions consummated by EXCO, which give effect to the results of operations as if those acquisitions had occurred on January 1, 2006;

  •
  adjustments for incremental general and administrative expenses for each of the significant acquisitions;

  •
  adjustments to depreciation, depletion and amortization expense for the Partnership Properties; and

  •
  adjustments for amortization of fees incurred in connection with our assumption of EXCO's revolving credit facility.

          This pro forma financial information relates to certain of EXCO's oil and natural gas properties and related assets located in its Appalachia, East Texas/North Louisiana, Mid-Continent and Permian operating areas, which EXCO will contribute to us upon the closing of this offering. Due to the factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Results of Operations — Partnership Properties — Factors Affecting the Comparability of the Pro Forma Financial Results of EXCO Partners, LP to the Historical Financial Results of EXCO Resources, Inc.," our future results of operations will not be comparable to our predecessor's historical results. In addition, this pro forma financial information does not include the estimated $2.0 million of annual incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.

          The summary pro forma financial information should not be considered as indicative of the historical results we would have had or the results we will have after this offering. You should read the following table in conjunction with "— Our Partnership Structure and Formation Transactions," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of EXCO Resources, Inc., and the unaudited pro forma combined financial statements of EXCO Partners, LP included elsewhere in this prospectus. Those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table. In addition, the historical financial statements of EXCO Resources, Inc. contain several different bases of accounting, which are described in the footnotes to the following table. EXCO has completed numerous acquisitions and dispositions since 2004 that materially impact the comparability of the following information between periods.

          The following table includes the non-GAAP financial measure of Adjusted EBITDA. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to the most directly comparable financial measures calculated and presented in accordance with GAAP. Please read "— Non-GAAP Financial Measures."

	EXCO Resources, Inc. (Predecessor)
							Pro forma EXCO Partners, LP
					Nine months ended
	Year ended December 31, 2004	January 1 to October 2, 2005	October 3 to December 31, 2005(1)	Year ended December 31, 2006(2)	September 30, 2006	September 30, 2007	Year ended December 31, 2006	Nine months ended September 30, 2007
	(in thousands, except per share/unit amounts)
Statement of Operations Information:
Revenues and other income (loss):
Oil and natural gas	$141,993	$132,821	$70,061	$355,780	$234,634	$589,809	$500,433	$319,764
Gains (losses) on derivative financial instruments(3)	(50,343)	(177,253)	(256)	198,664	175,768	80,130	—	—
Other income (loss)	1,184	7,096	2,374	5,005	3,572	25,192	1,755	1,085

Total revenues and other income	92,834	(37,336)	72,179	559,449	413,974	695,131	502,188	320,849

Costs and expenses:
Oil and natural gas production	28,256	22,157	8,949	68,874	41,942	122,356	102,689	80,978
Depreciation, depletion and amortization	28,519	24,687	14,071	135,722	81,329	265,797	165,065	116,896
Accretion of discount on asset retirement obligations	800	617	226	2,014	1,078	3,534	2,607	2,742
General and administrative(4)	15,466	89,442	6,375	41,206	20,828	46,175	19,200	14,400
Interest and other(5)	34,570	26,675	19,414	84,871	41,285	146,775	1,625	1,219

Total costs and expenses	107,611	163,578	49,035	332,687	186,462	584,637	291,186	216,235

Equity in net income of unconsolidated subsidiary	—	—	837	1,593	1,593	—	—	—

Income (loss) before income taxes	(14,777)	(200,914)	23,981	228,355	229,105	110,494	211,002	104,614
Income tax expense (benefit)	5,126	(63,698)	7,631	89,401	89,185	58,843	2,110	1,046

Income (loss) before discontinued operations	(19,903)	(137,216)	16,350	138,954	139,920	51,651	208,892	103,568

Discontinued operations:(6)
Income (loss) from operations	36,274	(4,403)	—	—	—	—	—	—
Gain on disposition of Addison Energy Inc.	—	175,717	—	—	—	—	—	—
Income tax expense (benefit)	10,358	49,282	—	—	—	—	—	—

Income (loss) from discontinued operations	25,916	122,032	—	—	—	—	—	—

Net income (loss)	6,013	(15,184)	16,350	138,954	139,920	51,651	208,892	103,568
Preferred stock dividends	—	—	—	—	—	(97,968)	—	—

Earnings (loss) on common stock/common units	$6,013	$(15,184)	$16,350	$138,954	$139,920	$(46,317)	$208,892	$103,568

Basic earnings (loss) per share/per unit from continuing operations	$(0.17)	$(1.18)	$0.35	$1.44	$1.46	$(0.44)	$1.39	$0.69
Basic earnings (loss) per share/per unit — total	$0.05	$(0.13)	$0.35	$1.44	$1.46	$(0.44)	$1.39	$0.69
Diluted earnings (loss) per share/per unit from continuing operations	$(0.17)	$(1.18)	$0.35	$1.41	$1.43	$(0.44)	$1.39	$0.69
Diluted earnings (loss) per share/per unit — total	$0.05	$(0.13)	$0.35	$1.41	$1.43	$(0.44)	$1.39	$0.69
Weighted average common and common equivalent shares/units outstanding:
Basic	115,947	116,504	47,222	96,727	96,144	104,311	150,000	150,000
Diluted	115,947	116,504	47,222	98,453	97,571	104,311	150,000	150,000
Statement of Cash Flows Information:
Net cash provided by (used in):
Operating activities(7)	$118,528	$(81,122)	$8,177	$227,659	$172,894	$380,298	N/A	N/A
Investing activities	(381,476)	337,880	(13,337)	(1,791,517)	(526,286)	(2,028,552)	N/A	N/A
Financing activities	283,708	(47,035)	(4,018)	1,359,727	149,130	1,772,229	N/A	N/A
Other Financial Information:
Adjusted EBITDA(8)	$73,372	$91,797	$37,108	$286,660	$189,013	$538,149	$380,299	$225,471

	EXCO Resources, Inc. (Predecessor)				Pro forma EXCO Partners, LP
	December 31,
				September 30, 2007	September 30, 2007
	2004	2005	2006
	(in thousands)
Balance Sheet Information:
Current assets	$75,877	$342,525	$236,710	$446,286	$453,731
Total assets	922,052	1,530,493	3,707,057	5,831,694	2,766,702
Current liabilities	105,695	465,725	190,924	251,798	24,070
Long-term debt, less current maturities	487,453	461,802	2,081,653	1,980,480	—
Preferred stock	—	—	—	1,992,113	—
Shareholders'/partners' equity	203,885	370,882	1,179,850	1,144,767	2,686,268
Total liabilities and shareholders'/partners' equity	922,052	1,530,493	3,707,057	5,831,694	2,766,702

(1)
On October 3, 2005, EXCO Holdings Inc., the private parent of EXCO, was acquired by merger with EXCO Holdings II, Inc., a private company formed by EXCO's management in an equity buyout, or the Equity Buyout. EXCO Holdings Inc. was the survivor of this merger. This transaction resulted in a change of control and a new accounting basis effective October 3, 2005. The Equity Buyout was accounted for as a purchase in accordance with SFAS No. 141.

(2)
On February 14, 2006, EXCO completed an initial public offering of 53,615,200 shares of its common stock, including shares issued in connection with an exercise of an over-allotment option by the underwriters of the initial public offering. Concurrent with consummation of the initial public offering, EXCO Holdings Inc. merged with and into EXCO, with EXCO being the surviving corporation.

(3)
Our pro forma statements of operations do not include gains or losses on derivative financial instruments. EXCO does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative's fair value as a component of earnings. Because the derivative financial instruments to be contributed to us have been commingled with the Retained Properties, the historical information associated with these derivative financial instruments is not available. Accordingly, we have omitted the effects of derivative financial instruments from our pro forma statements of operations.

(4)
The 275-day period from January 1, 2005 to October 2, 2005 includes non-cash share-based compensation of $44.1 million and Equity Buyout compensation expenses of $29.6 million. EXCO adopted SFAS No. 123(R), "Share-Based Payments," on October 3, 2005. Share-based compensation pursuant to SFAS No. 123(R) included in general and administrative expenses is $2.2 million and $6.5 million for the 90-day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively. See "Note 2. Summary of significant accounting policies — stock options" in the notes to EXCO's consolidated financial statements included in this prospectus.

(5)
Interest expense for the nine months ended September 30, 2007 includes charges of $32.1 million incurred during the first quarter of 2007. Expenses associated with pay-offs of existing indebtedness included a $13.0 million early redemption premium, a $9.2 million write-off of deferred financing costs and a $3.0 million write-off of unamortized discount associated with that debt. In addition, $6.9 million of commitment fees were expensed in connection with prior debt arrangements that were terminated.

(6)
Reflects the reclassification to discontinued operations of the results of operations of Addison Energy Inc., EXCO's wholly owned Canadian subsidiary, which was acquired in April 2001 and disposed of in February 2005.

(7)
Cash used in operating activities for the 275-day period ended October 2, 2005 includes $52.6 million related to the termination of derivative financial instruments and $50.1 million for income taxes related to the sale of Addison Energy Inc.

(8)
Please read "— Non-GAAP Financial Measures" for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated in accordance with GAAP.

Non-GAAP Financial Measures

          "Adjusted EBITDA" represents earnings before interest, taxes, depreciation, depletion and amortization expense, accretion of discount on asset retirement obligations, non-cash changes in the fair value of derivative financial instruments and commodity price risk management termination expense, and, with respect to EXCO, non-cash share-based compensation expense, equity in the net income of an unconsolidated subsidiary, non-recurring cash-outs of options in the Equity Buyout and income from discontinued operations. We have presented Adjusted EBITDA in this prospectus because it is used as a supplemental liquidity measure by our management and by external users of our financial statements such as investors, commercial banks and research analysts to assess:

  •
  the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

  •
  the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

  •
  our operating performance and return on capital as compared to those of other companies and partnerships in our industry, without regard to financing or capital structure; and

  •
  the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

          We have also presented Adjusted EBITDA because it is similar to the measure used in covenant calculations required under EXCO's credit agreements and the indenture governing EXCO's 7 1/4% senior notes and compliance with the liquidity and debt incurrence covenants included in these agreements is considered material to EXCO. Adjusted EBITDA is also similar to a measure that will be used in the covenant calculations required under our revolving credit facility. In addition, management uses Adjusted EBITDA to evaluate actual cash flow available to pay distributions to unitholders, develop existing reserves or acquire additional oil and natural gas properties.

          Our computation of Adjusted EBITDA may differ from computations of similarly titled measures of other companies due to differences in the inclusion or exclusion of items in our computations as compared to those of others. Adjusted EBITDA is a measure that is not prescribed by GAAP. Adjusted EBITDA specifically excludes changes in working capital, capital expenditures and other items that are set forth in a cash flow statement presentation of an entity's operating, investing and financing activities. As such, we encourage potential investors not to use this measure as a substitute for the determination of net income, net cash provided by operating activities or other similar GAAP measures.

          The following table presents a reconciliation of Adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, our most directly comparable GAAP financial performance and liquidity measures, for each of the periods indicated.

	EXCO Resources, Inc. (Predecessor)
							Pro forma EXCO Partners, LP
					Nine months ended
	Year ended December 31, 2004	January 1 to October 2, 2005	October 3 to December 31, 2005	Year ended December 31, 2006	September 30, 2006	September 30, 2007	Year ended December 31, 2006	Nine months ended September 30, 2007
	(in thousands)
Net income (loss)	$6,013	$(15,184)	$16,350	$138,954	$139,920	$51,651	$208,892	$103,568
Interest expense	34,570	26,675	19,414	84,871	41,285	146,775	1,625	1,219
Income tax expense (benefit)	5,126	(63,698)	7,631	89,401	89,185	58,843	2,110	1,046
Depreciation, depletion and amortization expense	28,519	24,687	14,071	135,722	81,329	265,797	165,065	116,896
Accretion of discount on asset retirement obligations	800	617	226	2,014	1,078	3,534	2,607	2,742
Non-cash change in fair value of derivative financial instruments	24,260	114,410	(21,954)	(169,241)	(164,618)	4,821	—	—
Commodity price risk management contracts termination expense	—	52,603	—	—	—	—	—	—
Non-cash stock-based compensation expense	—	44,095	2,207	6,532	2,427	6,728	—	—
Equity in net income of unconsolidated subsidiary	—	—	(837)	(1,593)	(1,593)	—	—	—
Non-recurring Equity Buyout options and other settlements	—	29,624	—	—	—	—	—	—
Income from discontinued operations	(25,916)	(122,032)	—	—	—	—	—	—

Adjusted EBITDA	$73,372	$91,797	$37,108	$286,660	$189,013	$538,149	$380,299	$225,471

Interest expense	(34,570)	(26,675)	(19,414)	(84,871)	(41,285)	(146,775)
Income tax expense (benefit)	(5,126)	63,698	(7,631)	(89,401)	(89,185)	(58,843)
Amortization of deferred financing costs	3,859	1,320	2,381	4,733	4,505	10,800
Deferred income taxes	3,681	(59,467)	15,964	89,401	89,185	64,918
Settlements of derivative financial instruments with a financing element	—	—	—	—	—	8,020
Gain on disposition of assets	(14)	(373)	—	(89)	(89)	(653)
Proceeds from sale of Enron claim	4,750	—	—	—	—	—
Changes in operating assets and liabilities	17,805	577	(20,231)	21,226	20,750	(35,318)
Commodity price risk management contracts termination expense	—	(52,603)	—	—	—	—
Non-recurring Equity Buyout options and other settlements	—	(29,624)	—	—	—	—
Net cash provided by (used in) operating activities of discontinued operations	54,771	(69,772)	—	—	—	—

Net cash provided by (used in) operating activities	$118,528	$(81,122)	$8,177	$227,659	$172,894	$380,298

Pro Forma Summary Reserve and Operating Information

          The following tables show estimated proved reserves for our properties, based on reserve reports prepared by Lee Keeling and Associates, Inc., our independent reserve engineers, and certain summary unaudited information with respect to our pro forma oil and natural gas production, net of royalties, with respect to such properties for the periods indicated. A summary prepared by Lee Keeling and Associates, Inc. of its reserve report relating to the Partnership Properties as of September 30, 2007 is provided in Appendix C. You should refer to "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business — Our Oil and Natural Gas Data" in evaluating the material presented below.

As of September 30, 2007
Pro forma reserve information:
Estimated proved reserves:
Oil (Mbbls)	11,304
Natural gas (Mmcf)	803,785
Total (Mmcfe)	871,609
Proved developed reserves (Mmcfe)	694,217
Proved undeveloped reserves (Mmcfe)	177,392
Proved developed reserves as % of total proved reserves	79.6%
Standardized measure (in millions)(1)	$1,548.4
Spot oil and natural gas prices(2):
Oil (per Bbl)	$81.61
Natural gas (per Mmbtu)	6.38

(1)
Standardized measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the Financial Accounting Standards Board, or FASB (using prices and costs in effect as of the date of estimation), less future development, production and state income tax expenses, and discounted at 10% per year to reflect the timing of future cash flows. Our standardized measure does not reflect any future federal income tax expenses because we are not subject to federal income taxes, although we have provided for certain state income taxes where the partnership business form is not treated as a pass-through entity. Standardized measure does not give effect to derivative transactions as we do not designate our derivative financial instruments as hedges. For a description of our derivative transactions, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Partnership Properties."

(2)
The representative prices that were used in the determination of standardized measure represent a cash market price on September 30, 2007, adjusted for historical differentials. Representative prices are presented before the effects of our derivative financial instruments. Market prices for oil and natural gas are at relatively high levels and are highly volatile. See "Risk factors — Risks Relating to Our Business and Operations — Oil and natural gas prices are at relatively high levels and are highly volatile." A decline in these commodity prices will cause a decline in our cash flow from operations, which may force us to reduce our distributions or cease paying distributions altogether.

	Year ended December 31, 2006	Nine months ended September 30, 2007
Net production:
Oil (Mbbls)	1,375	919
Natural gas (Mmcf)	58,157	38,552
Total production (Mmcfe)	66,407	44,066
Average daily production (Mmcfe/d)	181.9	161.4
Average sales prices(1):
Oil (per Bbl)	$63.93	$63.51
Natural gas (per Mcf)	7.09	6.78
Costs and expenses (per Mcfe):
Oil and natural gas operating costs	$1.09	$1.35
Production and ad valorem taxes	0.46	0.48
General and administrative expense	0.29	0.33
Depreciation, depletion and amortization expense	2.49	2.65

(1)
Prices do not include the effects of derivative financial instruments.

RISK FACTORS

          The nature of our business activities subjects us to certain hazards and risks. Additionally, limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

          The risk factors set forth below are not the only risks that may affect our business. Our business could also be impacted by additional risks not currently known to us or that we currently deem to be immaterial. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the distributions on our common units, the trading price of our common units could decline and you could lose part or all of your investment.

Risks Related to Our Business and Operations

  We may not have sufficient cash flow from operations to pay quarterly distributions on our common units at the initial distribution rate following the establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner and its affiliates.

          We may not have sufficient available cash each quarter to pay our unitholders quarterly distributions of $0.35 per common unit or any amount. Under the terms of our partnership agreement, the amount of cash otherwise available for distribution will be reduced by our operating expenses and the amount of any cash reserve amounts that our general partner establishes to provide for future operations, future capital expenditures, including acquisitions of additional oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders.

          The amount of cash we actually generate will depend upon numerous factors related to our business that may be beyond our control, including, among other things, the risks described in this section. In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

  •
  the level of our capital expenditures and the cost of acquisitions of additional oil and natural gas properties;

  •
  our ability to make borrowings under our revolving credit facility to pay distributions;

  •
  sources of cash used to fund acquisitions;

  •
  debt service requirements and restrictions on distributions that will be contained in our revolving credit facility or future debt agreements;

  •
  fluctuations in our working capital needs;

  •
  general and administrative expenses, including the additional $2.0 million of annual expenses we expect to incur as a result of being a public partnership;

  •
  cash settlement of our derivative financial instruments;

  •
  timing and collectibility of receivables; and

  •
  the amount of cash reserves, which we expect to be substantial, established by our general partner for the proper conduct of our business.

          For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

  Our estimate of our pro forma cash available for distribution for the twelve months ending December 31, 2008 is based on assumptions that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

          Our estimate of the minimum Adjusted EBITDA necessary for us to make a distribution on all units at the initial distribution rate for each of the four quarters in the year ending December 31, 2008, as set forth in "Cash Distribution Policy and Restrictions on Distributions," is based on our management's calculations, and we have not received an opinion or report on it from any independent registered public accountants. This estimate is based on assumptions about drilling, production, oil and natural gas prices, our derivative financial instruments, capital expenditures, expenses, borrowings and other matters that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. If any of these assumptions proves to have been inaccurate, our actual results may differ materially from those set forth in our estimates, and we may be unable to pay all or part of the quarterly distributions at the initial quarterly distribution rate on our common units. For example, if our overall production during 2008 were 90% of our estimated production for that period, our estimated Adjusted EBITDA during 2008 would not be sufficient for us to pay the initial quarterly distribution on all of our common units and the related distributions on our general partner's 2% general partner interest for each of the four quarters ending December 31, 2008.

  Oil and natural gas prices are at relatively high levels and are highly volatile. A decline in these commodity prices will cause a decline in our cash flow from operations, which may force us to reduce our distributions or cease paying distributions altogether.

          The oil and natural gas markets are highly volatile, and we cannot predict future oil and natural gas prices. Oil prices have recently been at historically high levels and natural gas prices have been at high levels over the past several years when compared to prior periods. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

  •
  domestic and foreign supply of and demand for oil and natural gas, including increased imports of liquified natural gas, or LNG;

  •
  the price and quantity of foreign imports of oil and natural gas;

  •
  market prices of oil and natural gas;

  •
  level of consumer product demand;

  •
  weather conditions;

  •
  overall domestic and global economic conditions;

  •
  political and economic conditions in oil and natural gas producing countries, including those in the Middle East, Africa and South America;

  •
  actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

  •
  technological advances affecting energy consumption and energy supply;

  •
  domestic and foreign governmental regulations and taxation;

  •
  the impact of energy conservation efforts;

  •
  the capacity, cost and availability of oil and natural gas pipelines and other transportation facilities, and the proximity of these facilities to our wells;

  •
  the availability of refining and processing capacity; and

  •
  the price and availability of alternative fuels.

          In the past, prices of oil and natural gas have been extremely volatile, and we expect this volatility to continue. For example, during the nine months ended September 30, 2007, the NYMEX Henry Hub natural gas price ranged from a high of $8.19 per Mmbtu to a low of $5.38 per Mmbtu, while the NYMEX West Texas Intermediate crude oil price ranged from a high of $83.32 per barrel to a low of $50.48 per barrel. For the five years ended December 31, 2006, the NYMEX Henry Hub natural gas price ranged from a high of $15.38 per Mmbtu to a low of $1.91 per Mmbtu, while the NYMEX West Texas Intermediate crude oil price ranged from a high of $77.03 per barrel to a low of $17.97 per barrel.

          Our revenue, profitability and cash flow depend upon the prices and demand for oil and natural gas, and a drop in prices can significantly affect our financial results and impede our growth. Because 92% of our total pro forma estimated proved reserves are natural gas, we are particularly dependent on prices for natural gas. Declines in commodity prices will:

  •
  negatively impact the value of our reserves, because declines in oil and natural gas prices would reduce the amount of oil and natural gas that we can produce economically;

  •
  reduce the number of drilling locations in our Appalachian operating area;

  •
  reduce the amount of cash available for capital expenditures and acquisitions;

  •
  limit our ability to borrow money or raise additional capital; and

  •
  impair our ability to pay distributions.

          If we raise our distribution levels in response to increased cash flow during periods of relatively high commodity prices, we may not be able to sustain those distribution levels during subsequent periods of lower commodity prices.

  EXCO is contributing to us working interests in identified producing wells, which limits our ability to drill additional wells to increase production or to protect our reserves from drainage.

          At the closing of this offering, EXCO will contribute to us a substantial number of working interests in identified producing wells (often referred to as wellbore assignments) in its East Texas/North Louisiana, Mid-Continent and Permian operating areas, which represent approximately 68% of our production and 60% of our proved developed reserves as of September 30, 2007. Any mineral or leasehold interests or other rights that are assigned to us as part of each wellbore assignment will be limited to only that portion of such interests or rights that is necessary to produce hydrocarbons from that particular wellbore, and will not include the right to drill additional wells (other than replacement wells) within the area covered by the leasehold interest to which that wellbore relates. In addition, pursuant to the terms of the wellbore assignments from EXCO, our operation with respect to each wellbore will be limited to the interval from the surface to the deepest drilled depth of the wellbore, plus an additional 100 feet as a vertical easement for operating purposes only. The wellbore assignments also limit the horizontal reach of the assigned interest to any horizon accessible from the wellbore on the date of the assignments, including those horizons that are not currently producing within the vertical limit of the wellbore. We will not have the right to drill horizontally beyond the confines of the existing wellbore. As a result, in all of our operating areas other than our Appalachian operating area, we do not own reserves in addition to those associated with a particular wellbore assignment, and therefore we will have no ability to drill, or participate in the drilling of, additional wells, including downspacing wells drilled by EXCO and others. In addition, many of our wells directly offset potential drilling locations held by EXCO and third parties. Further, the owners of leasehold interests lying contiguous or adjacent to or adjoining our interests (including EXCO) could take actions, subject to applicable law and regulations, such as drilling additional wells, that could adversely affect our operations. It is in the nature of petroleum reservoirs that when a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves. These restrictions on our ability to drill additional wells and to extend the vertical and horizontal limits of our existing wellbores and depletion of our proved reserves from offset drilling locations could materially adversely affect our ability to maintain and grow our production and reserves and to make cash distributions.

  We may be liable for breaches of joint operating agreements relating to the wellbores assigned to us by EXCO, which could have a material adverse effect on our financial position, results of operations or cash flow if EXCO is unable to fully indemnify us.

          As of September 30, 2007, approximately 68% of our production and 60% of our proved developed reserves were attributable to wellbores to be assigned to us by EXCO that are subject to joint operating agreements containing a "maintenance of uniform interest" provision that provides that no party may sell or make other dispositions of its interest in the contract area covered by the joint operating agreement unless such disposition covers the entire interest or an equal undivided percent of such party's interest. It is possible that other parties to a joint operating agreement could successfully claim a breach of these agreements relating to our wellbore assignments from EXCO. Under our contribution agreement, EXCO has agreed to indemnify us against breaches of joint operating agreement provisions in connection with the transfer of the Partnership Properties to us, including breaches relating to wellbore assignments. However, if EXCO is unable to fully indemnify us, any material breaches could have a material adverse effect on our financial position, results of operations or cash flows. Please read "— As of November 9, 2007, Moody's and Standard & Poor's assigned EXCO credit ratings of B2 and B, respectively, which are speculative ratings."

  Provisions in joint operating agreements and other contracts covering the wellbores assigned to us by EXCO could restrict our future ability to freely transfer the wellbores that are subject to them and could materially reduce the value of those wellbores if we decide to sell them to a third party.

          Neither our contractual rights with respect to operation of the wellbores under the master operating agreement nor the environmental and other indemnities provided to us by EXCO in the contribution agreement are assignable to any purchaser of Partnership Properties. We cannot assure any third party purchaser of wellbores that they will be able to negotiate agreements containing comparable terms with EXCO, which could materially reduce the value of those wellbores to any third party. In addition, we may be unable to sell any wellbores to third parties if those wellbores are subject to joint operating agreements that contain "maintenance of uniform interest" provisions. For more information about our contractual rights under the master operating agreement, please read "Certain Relationships and Related Party Transactions — Administrative Services Agreement and Master Operating Agreement." For more information about the indemnities provided to us by EXCO under the contribution agreement, please read "Certain Relationships and Related Party Transactions — Contribution Agreement."

  EXCO and its affiliates are not obligated to present us with, and are not restricted from competing with us for, potential acquisitions. In addition, because EXCO controls our general partner, we will not be able to pursue or consummate any acquisition opportunity unless EXCO causes us to do so. If EXCO fails to present us with, successfully competes against us for, or does not cause us to pursue, attractive acquisition opportunities, we may not be able to replace or increase our reserves, which would adversely affect our cash from operations and our ability to make cash distributions.

          Because we do not have any officers or employees, we will rely on EXCO and its affiliates to identify and evaluate for us prospective oil and natural gas properties for acquisition. EXCO and its affiliates are not obligated to present us with, and are not restricted from competing with us for, potential acquisitions. EXCO is a large, established participant in the oil and gas industry and has significantly greater resources and experience than we have, which may make it more difficult for us to compete with EXCO or its affiliates. In addition, because EXCO controls our general partner, we will not be able to pursue or consummate any acquisition opportunity unless EXCO causes us to do so. If EXCO and its affiliates fail to present us with, or successfully compete against us for, potential acquisitions, we may not be able to adequately maintain our asset base, which would adversely affect our cash from operations and our ability to make cash distributions.

  We have only a limited inventory of drilling locations to maintain production and reserves through development drilling. Over the long term, unless we replace the oil and natural gas reserves we produce through acquisitions, our reserves and production will decline, which would adversely affect our cash flow from operations and our ability to make distribution to our unitholders.

          Producing reservoirs have declining production rates that vary depending upon reservoir characteristics and other factors. Based on our September 30, 2007 reserve report, our average annual estimated decline rate for estimated net proved developed producing reserves is 12.2% during the first year, 5.8% over our first ten years, and less thereafter. This rate of decline is an estimate, and actual production declines could be materially higher. In addition, we estimate that the aggregate percentage depletion of the ultimate reserves attributable to our producing wells in each of our operating areas ranges from 63.9% to 84.6%. Because aggregate percentage depletion is an estimate, actual aggregate percentage depletion could be materially higher. Although part of our business strategy will focus on drilling development wells, we have only a limited inventory of drilling locations to maintain production and reserves through the drill bit. Based on oil and natural gas prices as of September 30, 2007, we had an inventory of 4,907 drilling locations in Appalachia, of which 1,844 were proved, representing 177.4 Bcfe, or 20% of our total estimated proved reserves. If we relied solely on our development drilling to maintain our 2008 forecasted production over the long term, we would only be able to maintain that level for 10 years assuming we utilize all of our drilling locations. If we relied solely on our proved drilling locations to maintain our 2008 forecasted production over the long term, we would only be able to maintain that level for three years assuming we utilize all of our proved drilling locations. As a result of this limited inventory of drilling locations and the natural decline of our oil and natural gas properties, our ability to maintain, and, over time, increase distributions to unitholders is highly dependent on our success in economically finding or acquiring additional recoverable reserves. We may not be able to find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations. Please read "— If we do not make substantial capital expenditures to develop and produce our existing reserves and make acquisitions of additional reserves from EXCO or others on economically acceptable terms, our future growth, ability to maintain our asset base and ability to pay or increase distributions will be limited."

  If we do not make substantial capital expenditures to develop and produce our existing reserves and make acquisitions of additional reserves from EXCO or others on economically acceptable terms, our future growth, ability to maintain our asset base and ability to pay or increase distributions will be limited.

          Because oil and natural gas properties are a depleting asset and our initial assets primarily consist of working interests in producing wells, our future oil and natural gas reserves and production and our cash flow and ability to sustain our distributions over time depend on our success in developing and producing our existing reserves efficiently and finding or acquiring additional reserves economically. For example, we estimate that we will need to spend approximately $71.7 million of capital for the year ending December 31, 2008 in order to achieve our 2008 production estimates. Even though we have identified drilling locations that will allow us to grow our production and reserves through the drill bit during 2008, we have only budgeted approximately $51.6 million for drilling and completion activities for 2008 due in part to limitations on available equipment and personnel in our Appalachian operating area. We have only a limited inventory of drilling locations to maintain production and reserves through the drill bit, and our ability to maintain, and, over time, increase distributions to unitholders depends in part on our ability to make acquisitions of oil and natural gas properties from EXCO or others that result in an increase in pro forma available cash per common unit. We may be unable to make such acquisitions because:

  •
  EXCO chooses to acquire oil and natural gas properties for itself instead of allowing us to acquire them;

  •
  the board of directors of our managing general partner or its conflicts committee is unable to agree with EXCO and its affiliates on a purchase price or on acceptable purchase terms for EXCO's properties that are attractive to all parties;

  •
  EXCO is unable or unwilling to identify attractive properties for us or is unable to negotiate acceptable purchase contracts;

  •
  we are unable to obtain financing for acquisitions on economically acceptable terms; or

  •
  we are outbid by competitors.

          Because the timing and amount of these acquisitions is uncertain, we expect to reserve cash each quarter to finance these acquisitions, which will reduce our cash available for distribution. Over time, if we do not set aside sufficient cash reserves or have available sufficient sources of financing and make sufficient capital expenditures to maintain our asset base, we will be unable to continue to pay distributions at the then current level and could be required to reduce our distributions. Also, if we do not make sufficient expansion capital expenditures, we will be unable to expand our operations and will therefore be unable to raise the level of future distributions.

  Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

          Even if we do make acquisitions that we believe will maintain or increase pro forma available cash per common unit, these acquisitions may nevertheless result in a decrease in pro forma available cash per common unit. Any acquisition involves potential risks, including, among other things:

  •
  the validity of our assumptions about reserves, future production, the future prices of oil and natural gas, revenues and costs, including synergies;

  •
  an inability to integrate successfully the properties and businesses we acquire;

  •
  a decrease in our liquidity to the extent we use a significant portion of our available cash or borrowing capacity to finance acquisitions;

  •
  a significant increase in our interest expense or financial leverage if we incur debt to finance acquisitions;

  •
  dilution to our unitholders and a decrease in available cash per unit if we issue additional units to finance acquisitions;

  •
  the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

  •
  the diversion of management's attention from other business concerns;

  •
  an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

  •
  unforeseen difficulties encountered in operating in new geographic areas; and

  •
  customer or key employee losses at the acquired businesses.

          Our decision to acquire a property or business will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

          Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential problems. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

          If our acquisitions do not generate expected increases in pro forma available cash per common unit, our ability to make distributions to our unitholders at the then current level could be adversely affected.

  We may be unable to obtain needed capital or financing on satisfactory terms, which could adversely affect our ability to maintain our asset base.

          To fund the development of our existing reserves and our acquisitions of new reserves, we will need to use our cash reserves and cash generated from our operations, additional borrowings or the proceeds from the issuance of additional partnership interests, or some combination thereof, which could limit our ability to pay distributions at the then current distribution rate. To the extent our production and reserves decline faster than we anticipate, we will require a greater amount of capital to maintain our asset base. The use of cash generated from operations to fund development and acquisition activities will reduce cash available for distribution to our unitholders. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering, the covenants that will be contained in our revolving credit facility or future debt agreements, adverse market conditions or other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary for future development and acquisition activities could materially affect our business, results of operations, financial condition and ability to pay distributions. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional partnership interests may result in significant unitholder dilution thereby increasing the aggregate amount of cash required to maintain the then current distribution rate, which could have a material adverse effect on our ability to pay distributions at the then current distribution rate.

  Changes in the differential between NYMEX or other benchmark prices of oil and natural gas and the reference or regional index price used to price our actual oil and natural gas sales could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our unitholders.

          The reference or regional index prices that we use to price our oil and natural gas sales sometimes reflect a discount to the relevant benchmark prices, such as NYMEX. The difference between the benchmark price and the price we reference in our sales contracts is called a differential. We cannot accurately predict oil and natural gas differentials. Increases in the differential between the benchmark price for oil and natural gas and the reference or regional index price we reference in our sales contracts could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our unitholders.

  Our derivative financial instruments could result in financial losses and reduce our cash available for distribution to our unitholders.

          To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, EXCO has entered into and will assign to us, and in the future we may enter into, derivative financial instrument arrangements covering a significant portion of our oil and natural gas production that could result in both realized and unrealized losses on these derivative financial instruments. At the closing of this offering, EXCO intends to assign certain derivative financial instruments to us for the years 2008, 2009 and 2010 to cover approximately 84%, 66% and 28%, respectively, of our estimated 2008 oil and natural gas production levels with fixed price commodity swaps. We have adopted a commodity price risk management program under which we intend to enter into derivative financial instruments covering approximately 80% to 90% of our expected production through at least 2010. Our derivative financial instruments are subject to mark-to-market accounting treatment, and the change in the fair market value of these instruments will be reported in our statement of operations each quarter, which will likely result in significant variability in our net income in the future.

          The extent of our commodity price exposure is related largely to the success and scope of our derivative financial instrument activities. The prices at which we enter into derivative financial instruments covering our production in the future will be dependent upon commodity prices at the time we enter into these transactions, which may be substantially lower than current oil and natural gas prices. Accordingly, our commodity price risk management strategy will not protect us from significant and sustained declines in oil and natural gas prices received for our future production. Conversely, our commodity price risk management strategy may limit our ability to realize cash flow from commodity price increases. Furthermore, we have adopted a policy that requires, and our revolving credit facility will mandate, that we enter into derivative transactions related to only a portion of our expected production volumes and, as a result, we will continue to have direct commodity price exposure on the portion of our production volumes that is not covered by a derivative financial instrument. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk."

          Our actual future production during a period may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount that we produce is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount that we produce is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our derivative financial instrument activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our derivative financial instruments are subject to the following risks:

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  a counterparty may not perform its obligation under the applicable derivative instrument;

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  there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and

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  market prices may exceed the prices which we are contracted to receive, resulting in our need to make significant cash payments.

  Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the estimated quantities and present value of our proved reserves.

          It is not possible to measure underground accumulations of oil or natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. In estimating our level of oil and natural gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to a constant level of future oil and natural gas prices, future production levels, capital expenditures, operating and development costs, the effects of regulation and availability of funds. If these assumptions prove to be incorrect, our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our reserves could change significantly. In addition, if declines in oil and natural gas prices result in us having to make substantial downward adjustments to our estimated proved reserves, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments. If we incur impairment charges in the future, it could have a material adverse effect on our results of operations in the period incurred and on our ability to borrow funds under our revolving credit facility, which in turn may adversely affect our ability to make cash distributions to our unitholders.

  The standardized measure of future net cash flows from our proved reserves is based on many assumptions that may prove to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the estimated quantities and present value of our proved reserves.

          Our standardized measure values are calculated using oil and natural gas prices that are not adjusted to give effect to our derivative financial instruments and are determined in accordance with the rules and regulations of the FASB. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual drilling and production. The reserve estimates we make for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy production histories. A lack of production history may contribute to inaccuracy in our estimates of proved reserves, future production rates and the timing of development expenditures.

          The present value of future net cash flows from our estimated proved reserves is not necessarily the same as the current market value of our estimated proved oil and natural gas reserves. We base the estimated discounted future net cash flows from our estimated proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

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  the actual prices we receive for oil and natural gas;

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  our actual operating costs in producing oil and natural gas;

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  the amount and timing of actual production;

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  the amount and timing of our capital expenditures;

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  supply of and demand for oil and natural gas; and

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  changes in governmental regulations or taxation.

          The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with the FASB's Statement of Financial Accounting Standards No. 69 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

  Developing and producing oil and natural gas are costly and high-risk activities with many uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to make distributions to our unitholders.

          Part of our business strategy will focus on drilling development wells. Although our predecessor has been successful in development drilling in the past, we may not be able to continue to replace production through development drilling. The cost of drilling, completing and operating a well is often uncertain and cost factors can adversely affect the economics of a well. Our efforts will be uneconomical if we drill dry holes or wells that are productive but do not produce enough oil and natural gas to be commercially viable after drilling, operating and other costs. If we drill future wells that we later identify as dry holes, our drilling success rate will decline, which could have a material adverse effect on our business.

          Additionally, any delay in the drilling of new wells or significant increase in drilling costs could reduce our revenues and cash available for distribution. Higher natural gas prices generally increase the demand for drilling rigs, supplies, oilfield services, equipment and crews, and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Over the past three years, oil and natural gas companies have experienced higher drilling and operating costs. Shortages of, or increasing costs for, experienced drilling crews and oil field equipment and services could restrict our ability to drill wells and conduct operations. Another potential cause for delay in the drilling of new wells is the fact that drilling operations in our Appalachian operating area are adversely affected by seasonal weather conditions, primarily in the spring. Many municipalities in our Appalachian operating area impose weight restrictions on the paved roads that lead to our drilling and production locations due to the muddy conditions caused by spring thaws. This limits our access to these locations in our Appalachian operating area and our ability to service wells in this area on a year-round basis. Furthermore, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including, among others:

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  unexpected operational events such as equipment failures, fires, blowouts, surface craterings, explosions and other accidents;

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  reductions in oil and natural gas prices;

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  adverse weather conditions and natural disasters;

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  environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases; and

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  unusual or unexpected geological formations and pressure or irregularities in formations.

          If any of these factors were to occur with respect to a particular well or other property, we could lose all or a part of our investment in the well or other property, or we could fail to realize the expected benefits from the well or other property, either of which could materially and adversely affect our revenue and profitability and reduce cash available for distribution.

  Decreases in natural gas prices could significantly reduce our number of identified drilling locations and our ability to organically maintain or grow our asset base for several years without having to make acquisitions, both of which could have a material adverse effect on our business.

          Our development drilling inventory represents a significant part of our growth strategy. As of September 30, 2007, on a pro forma basis, based on a spot natural gas price of $6.38/Mmbtu, we had 4,907 identified drilling locations, all of which were located in our Appalachian operating area. Declines in natural gas prices reduce the amount of natural gas we can produce economically and the number of viable drilling locations we have on our properties. The following table shows the effect of varying levels of natural gas spot prices on our identified drilling location inventory. In determining whether a drilling location is economically feasible to develop at a given price, we also take into consideration the reduction or increase in the cost of drilling services that results from the applicable spot price.

Natural gas (NYMEX $/per Mmbtu)	Drilling locations
$4.00	1,929
$6.00	4,359
$6.38	4,907
$8.00	5,793
$10.00	5,811

          Any decrease in our drilling location inventory will reduce our ability to organically maintain or grow our asset base for several years without having to make acquisitions. If we are unable to replace those drilling locations through accretive acquisitions, we may have to make substantial downward adjustments to our planned drilling schedules in the given year. These adjustments could have a material adverse effect on our business and limit our ability to increase or possibly even maintain our level of cash distributions.

  Because EXCO and third parties control the development and operation of our properties, we may not be able to achieve or maintain production from these properties in a timely manner, or at all.

          We do not have any employees to operate our properties and will rely on EXCO to operate 8,076 of our wells, representing approximately 94% of our total estimated proved reserves as of September 30, 2007. We will rely on third parties to operate the remainder of our wells. As a result, the success and timing of our drilling, development and operational activities on our properties depend upon a number of factors that are not within our control, including:

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  the nature and timing of drilling, development and operational activities;

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  the timing and amount of capital expenditures;

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  the operators' expertise and financial resources;

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  the approval of other participants in such properties; and

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  the selection of suitable technology.

          If drilling, development and operational activities are not conducted on these properties or are not conducted on a timely basis or in a prudent manner, we may be unable to increase our production or offset normal production declines, which may adversely affect our financial position, results of operations or cash flow.

  Our business depends in part on gathering, transportation and processing facilities owned by EXCO and others. Any limitation in the availability of those facilities could interfere with sales of our oil and natural gas production and could harm our business.

          The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipelines, oil and natural gas gathering systems and processing facilities that are owned by EXCO and others. The amount of oil and natural gas that we can produce and sell is subject to curtailment in certain circumstances, such as pipeline or processing facility interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on such systems or competition from EXCO or others. For example, during 2004, 2005, 2006 and 2007, production from our Appalachian properties was temporarily curtailed due to capacity and demand constraints and short term shutdowns of certain pipelines for maintenance purposes. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system, pipeline or processing capacity could reduce sales of our oil and natural gas production and harm our business.

  The credit and risk profile of EXCO could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital.

          The credit and business risk profiles of EXCO may be factors considered in our credit evaluations because EXCO indirectly controls our business activities, including our cash distribution policy and acquisition strategy and business risk profile. Another factor that may be considered is the financial condition of EXCO including the degree of its financial leverage and the level of its dependence on cash flow from us to service its indebtedness.

          If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage of EXCO, as credit rating agencies such as Standard & Poor's Ratings Services and Moody's Investors Service may consider the leverage and credit profile of EXCO and its affiliates because of their ownership interest in and control of us and the strong operational links between EXCO and us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make distributions to unitholders. Please read the next risk factor for more information on EXCO's credit ratings.

  As of November 9, 2007, Moody's and Standard & Poor's assigned EXCO credit ratings of B2 and B, respectively, which are speculative ratings. We are exposed to the credit risk of EXCO with respect to EXCO's obligations under our master operating agreement and our contribution agreement, and any material nonperformance by EXCO could reduce our ability to make distributions to our unitholders.

          In connection with EXCO's contribution of the Partnership Properties to us, we will enter into a contribution agreement with EXCO under which EXCO will indemnify us for liabilities associated with the Partnership Properties, including certain royalty owner litigation. In addition, under our master operating agreement, EXCO will purchase all of our oil and natural gas production that it is able to resell to its customers and will assume the collection risk with respect to such resales. Under this arrangement, EXCO will be required to pay us for our production at the agreed resale price even if EXCO's customer fails to pay EXCO. In addition, if EXCO were to become involved in a bankruptcy proceeding, we may not be able to receive or retain any resale proceeds that become subject to claims by the bankruptcy estate. As a result of EXCO's obligations to us, we will have significant exposure to EXCO's credit risk.

          As of November 9, 2007, Moody's and Standard & Poor's assigned EXCO credit ratings of B2 and B, respectively, which are speculative ratings. These speculative ratings signify a higher risk that EXCO will default on its obligations, including its obligations to us, than does an investment grade credit rating. In addition, for the nine months ended September 30, 2007, EXCO reported a net loss available to common shareholders of $46.3 million compared with net income of $139.9 million for the nine months ended September 30, 2006. For the year ended December 31, 2006, EXCO had income from continuing operations of $139.0 million, compared with a net loss of $120.9 million for the non-GAAP combined 2005 period. For the year ended December 31, 2004, EXCO's net loss from continuing operations was $19.9 million. These reported losses may increase the risk that EXCO will default on its obligations to us. Any material nonperformance under our master operating agreement and our contribution agreement by EXCO could materially and adversely impact our ability to operate and make distributions to our unitholders. Please read "— We may be liable for breaches of the joint operating agreements relating to the wellbores assigned to us by EXCO, which could have a material adverse effect on our financial position, results of operations or cash flow if EXCO is unable to fully indemnify us" and "— An adverse judgment with respect to our royalty payment litigation and a failure by EXCO to fully indemnify us for damages related to that judgment could have a material adverse effect on our business, financial position, results of operations and ability to make distributions to our unitholders."

  Our oil and natural gas revenues are dependent upon customers of EXCO because EXCO has agreed to purchase from us only the oil and natural gas that it can resell. In recent years, a reduction in potential customers has reduced the overall liquidity in the market in which our oil and natural gas is sold. We may experience a financial loss if EXCO is unable to resell a significant portion of our oil and natural gas production, which could result in a material decline in our cash available for distribution.

          Under our master operating agreement, EXCO will agree to purchase all of our oil and natural gas production that it is able to resell. EXCO's ability to resell our production depends upon the demand for oil and natural gas from EXCO's customers. For the nine months ended September 30, 2007, sales of natural gas to Atmos Energy Marketing L.L.C. and Anadarko Energy Services Company accounted for approximately 20.8% and 9.4% of EXCO's total oil and natural gas revenues, respectively. For the same period, EXCO's top five customers accounted for approximately 46.0% of EXCO's total oil and natural gas revenues. In addition, in recent years, a number of energy marketing and trading companies have discontinued their marketing and trading operations, which has significantly reduced the number of potential purchasers for EXCO's, and our, oil and natural gas production. This reduction in potential customers has reduced overall market liquidity. If any one or more of EXCO's significant customers reduces the volume of oil and natural gas production purchased from EXCO and EXCO is unable to sell those volumes to other customers, then the volume of oil and natural gas production that EXCO purchases from us could be reduced and we could experience a material decline in cash available for distribution.

  We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue to allow us to make distributions to our unitholders.

          The oil and gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and natural gas and securing equipment and trained personnel, and we compete with other companies that have greater resources than we do. Many of our competitors are major and large independent oil and natural gas companies that possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more producing properties than our financial or personnel resources permit. Our ability to acquire additional properties in the future will depend on EXCO's willingness and ability to evaluate and select suitable properties and our ability to consummate transactions in a highly competitive environment. Please read "— EXCO and its affiliates are not obligated to present us with, and are not restricted from competing with us for, potential acquisitions." Many of our larger competitors not only drill for and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. In addition, there is substantial competition for investment capital in the oil and gas industry. These larger companies may have a greater ability to continue drilling activities during periods of low oil and natural gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material adverse effect on our business activities, financial condition and results of operations.

  We may incur debt to enable us to pay our quarterly distributions, which may negatively affect our ability to execute our business strategy and pay future distributions.

          Our business requires a significant amount of acquisition expenditures to maintain and grow our production and reserves. In addition, volatility in commodity prices or other factors may reduce the amount of cash we actually generate in any particular quarter. As a consequence, we may be unable to pay distributions in the future at the then current distribution rate without borrowing under our revolving credit facility. When we borrow to pay distributions, we are distributing more cash than we are generating from our operations on a current basis. This means that we will be using a portion of our borrowing capacity under our revolving credit facility to pay distributions rather than to maintain or expand our operations. If we use borrowings under our revolving credit facility to pay distributions for an extended period of time rather than toward funding accretive acquisitions and other matters relating to our operations, we may be unable to support or grow our business. Such a curtailment of our business activities, combined with our payment of principal and interest on our future indebtedness to pay these distributions, will reduce our cash available for distribution on our units and will have a material adverse effect on our business, financial condition and results of operations. If we borrow to pay distributions during periods of low commodity prices and commodity prices remain low, we may have to reduce our distributions in order to avoid excessive leverage.

  Our future debt levels may limit our flexibility to obtain financing and pursue other business opportunities.

          We do not anticipate having any long-term debt as of the close of this offering. Following this offering, we will have the ability to incur debt, including under our revolving credit facility. The level of our future indebtedness could have important consequences to us, including:

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  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

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  covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

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  we may need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

  •
  our debt level will make us more vulnerable than our competitors with less debt to the effects of competitive pressures or a downturn in our business or the economy generally.

          Our ability to service our future indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

  Our revolving credit facility will have substantial restrictions and financial covenants, which could adversely affect our operations and our ability to make distributions to our unitholders.

          We will depend on our revolving credit facility for future operations and capital needs, to engage in, expand or pursue our business activities, and possibly to fund a portion of our cash distributions. Our revolving credit facility will restrict our ability to obtain additional financing, make investments, lease equipment, incur indebtedness, grant liens, make capital expenditures above specified amounts, redeem or prepay other debt, enter into transactions with affiliates, sell assets and engage in business combinations. We also are required to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants that will be contained in our revolving credit facility could result in a default under our revolving credit facility, which could cause any indebtedness to be immediately due and payable, inhibit our ability to make distributions and terminate our lenders' commitment to make further loans to us. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Partnership Properties — Revolving Credit Facility."

          Our revolving credit facility will limit the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other natural gas and oil properties as additional collateral.

  The agreements governing EXCO's long term debt contain restrictive covenants that could adversely affect our ability to acquire assets from EXCO in the future.

          The agreements governing EXCO's long term debt contain restrictive covenants that could limit its ability to dispose of assets and engage in certain transactions with subsidiaries and affiliates, including us. For example, the agreements governing EXCO's long term debt contain the following restrictive covenants:

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  A negative covenant that generally requires the consent of EXCO's lenders before EXCO disposes of assets; and

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  A negative covenant that prohibits EXCO from buying or selling assets to certain affiliates, including us, unless the transaction is in the ordinary course of business at a price and on terms and conditions that are not less favorable to EXCO than those that could be obtained by EXCO in an arm's-length transaction with an unrelated third party.

          These restrictive covenants could limit EXCO's ability to contribute or sell additional assets to us in the future, which could adversely affect our primary business strategy and ability to make distributions to our unitholders.

  Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

          There are a variety of operating risks inherent in our wells and associated facilities, such as leaks, explosions, mechanical problems and natural disasters, all of which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses. The location of our wells and associated facilities near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks.

          Insurance against all operational risk is not available to us. We do not carry business interruption insurance and we are not fully insured against all other risks, including certain drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance in the future if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. The insurance coverage we do obtain may contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

  An adverse judgment with respect to our royalty payment litigation and a failure by EXCO to fully indemnify us for damages related to that judgment could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

          We are involved in various disputes incidental to our business operations, including claims from royalty owners regarding volume measurements, post-production costs and prices for royalty calculations. On October 11, 2006, a putative class action styled PRC Holdings, LLC, et al. v. North Coast Energy, Inc. was filed against our subsidiary, North Coast Energy, Inc., by certain landowners and lessors in West Virginia for themselves and on behalf of other similarly situated landowners and lessors in West Virginia. Our subsidiary, North Coast Energy Eastern, Inc., has since been added as a defendant in this class action. The lawsuit alleges that North Coast Energy, Inc. and North Coast Energy Eastern, Inc. have not been paying royalties to the plaintiffs in the manner required under the applicable leases, have provided misleading documentation to the plaintiffs regarding the royalties due, and have breached various other contractual, statutory and fiduciary duties to the plaintiffs with regard to the payment of royalties. In a case styled The Estate of Garrison Tawney v. Columbia Natural Resources, LLC announced in June 2006, the West Virginia Supreme Court held that language such as "at the wellhead" and similar language contained in leases, when used in describing how to calculate royalties due lessors was ambiguous and, therefore, should be construed strictly against the lessee. Accordingly, in the absence of express language in a lease that is intended to allocate between a lessor and lessee post-production costs such as the costs of marketing the product and transporting it to the point of sale, no post-production costs may be deducted from the lessor's royalty payment due from the lessee. The claims alleged by the plaintiffs in the lawsuit filed against North Coast Energy Inc. and North Coast Energy Eastern Inc. are similar to the claims alleged in the Tawney case. Plaintiffs are seeking common law and statutory compensatory and punitive damages, interest and costs and other remedies. This lawsuit is in a very preliminary stage, leaving the ultimate outcome of this litigation uncertain. Under our contribution agreement, EXCO has agreed to indemnify us against claims with respect to our operations at or prior to the closing of this offering. However, if the court finds in favor of the plaintiffs with respect to these claims and awards compensatory or both compensatory and punitive damages and EXCO is unable to fully indemnify us, that verdict may have a material adverse effect on our financial position, results of operations and cash flow. Please read "— As of November 9, 2007, Moody's and Standard & Poor's assigned EXCO credit ratings of B2 and B, respectively, which are speculative ratings."

  We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

          Our oil and natural gas development and production operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to comply with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations.

          Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, production and sale of, oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders. Please read "Business — Environmental and Safety Matters and Regulation" and "Business — Other Regulation of the Oil and Gas Industry" for a description of the laws and regulations that affect us.

  Our assets expose us to significant costs and liabilities with respect to environmental and operational safety matters, including all plugging and abandonment costs related to the wells included in the Partnership Properties.

          We may incur significant costs and liabilities as a result of environmental and safety requirements applicable to our oil and natural gas development and production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental and safety laws, regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, claims for damages to persons, natural resources or property may result from environmental and other impacts of our operations.

          In connection with the contribution of the Partnership Properties to us by EXCO, we have agreed to be responsible for all plugging and abandonment costs relating to the wells included in the Partnership Properties. As of September 30, 2007, we have estimated these costs to be approximately $56.3 million, in accordance with GAAP. In addition, under the terms of the contribution agreement we intend to enter into with EXCO, we will be responsible for all environmental liabilities relating to the Partnership Properties, except to the extent we are indemnified by EXCO. EXCO has agreed to indemnify us only through the third anniversary of the closing of this offering against environmental claims other than plugging and abandonment obligations. EXCO's maximum liability for these indemnification obligations will not exceed $20.0 million and EXCO will not have any obligation under this indemnification until our aggregate losses exceed $1.0 million, in which case EXCO's liability will extend to the first dollar of such losses. Please read "Certain Relationships and Related Party Transactions — Contribution Agreement."

          Strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New or re-interpreted laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we are not able to recover the resulting costs through insurance or increased revenues, our ability to make distributions to our unitholders could be adversely affected. Please read "Business — Environmental and Safety Matters and Regulation" for more information.

Risks Related to Our Structure and this Offering

  Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us and have limited fiduciary duties to us, which may permit them to favor their own interests to the detriment of our unitholders. Our partnership agreement limits the circumstances under which our unitholders may make a claim relating to conflicts of interest and the remedies available to our unitholders in that event.

          Following the offering, affiliates of EXCO will own 49% of our common units and will own and control our general partner, which controls us. The directors and officers of our managing general partner have a fiduciary duty to manage our general partner in a manner beneficial to EXCO. Furthermore, certain directors and officers of our managing general partner will be directors or officers of affiliates of our general partner, including EXCO. Conflicts of interest will exist between EXCO and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. Please read "— Our partnership agreement limits our general partner's fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty." These potential conflicts include, among others, the following situations:

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  EXCO is in the same business as us and is a competing producer in all of our operating areas. As a result, EXCO will compete with us for personnel, equipment and other resources, as well as for acquisition opportunities.

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  Neither our partnership agreement nor any other agreement requires EXCO or its affiliates (other than our general partner) to pursue a business strategy that favors us, to refrain from competing with us or to offer assets to us. Directors and officers of EXCO and its affiliates have a fiduciary duty to make decisions in the best interest of their respective equity owners, which may be contrary to our interests.

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  Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or its affiliates (including EXCO) and no such person who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will have any duty to communicate or offer such opportunity to us.

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  Our general partner is allowed to take into account the interests of parties other than us, such as EXCO and its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to us and our unitholders.

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  Some officers of our managing general partner who will provide services to us will devote time to affiliates of our managing general partner and may be compensated for services rendered to such affiliates.

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  Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. By purchasing common units, unitholders will be deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law.

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  Our general partner determines the amount and timing of expenses, asset purchases and sales (including the purchase of assets from EXCO), capital expenditures, borrowings, repayments of indebtedness, issuances of additional partnership securities and cash reserves, each of which can affect the amount of cash that is available for distribution to our unitholders and to our general partner including with respect to its incentive distribution rights.

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  While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the cash distribution provisions, may be amended by a vote of the holders of a majority of our common units, including common units owned by EXCO. Following completion of this offering, EXCO will own 49% of our outstanding common units.

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  In some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions.

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  Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf, and provides for reimbursement to our general partner for such amounts as are deemed fair and reasonable to us.

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  Our general partner intends to limit its liability regarding our contractual obligations and has an incentive to make any of our debt or other contractual obligations nonrecourse to it.

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  EXCO operates most of our wells, determines the manner in which its personnel and operational resources are utilized and is not prohibited from favoring other properties it operates over our properties, so long as it conducts itself in accordance with the operating standards set forth in the operating agreements.

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  Our general partner may exercise its rights to call and purchase all of our common units if at any time it and its affiliates own more than 80% of the outstanding common units.

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  Our general partner controls the enforcement of obligations owed to us by it and its affiliates.

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  Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

          Please read "Certain Relationships and Related Party Transactions" and "Conflicts of Interest and Fiduciary Duties."

  The incentive distribution rights owned by our general partner may create a conflict of interest in determining the appropriate level of cash distributions to our unitholders.

          Our general partner has incentive distribution rights entitling it to receive up to an additional 8% of our cash distributions above a certain target distribution level. This increased share of our distributions may create a conflict of interest for our general partner in determining whether to distribute cash to our unitholders or reserve it for reinvestment in our business and whether to borrow to pay distributions to our unitholders and itself. Our general partner may have an incentive to distribute more cash than it would if its only economic interest in us were its 2% general partner interest and the common units that it owns. Furthermore, because of the commodity price sensitivity of our business, the general partner may receive incentive distributions solely as a result of increases in commodity prices, as opposed to earning them by growing our asset base through development drilling or acquisitions.

  Cost reimbursements to EXCO for services provided to us, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to our unitholders.

          Pursuant to various agreements we will enter into with EXCO, our managing general partner and certain of their affiliates at the closing of this offering, we will reimburse EXCO for operating expenses related to our operations and for the provision of various general and administrative services for our benefit, which amounts will be determined by our general partner. Payments for these services will be substantial and will reduce the amount of cash available for distribution to unitholders. These agreements include the following:

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  Under our partnership agreement, our general partner determines which expenses, including allocated overhead, incurred by it and its affiliates are reimbursable by us. These expenses include a portion of the salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and other expenses allocated to us by our general partner. Our general partner is entitled to determine, in good faith, the expenses that are allocable to us.

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  We intend to enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering. We will reimburse EXCO for its costs in performing these services.

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  We intend to enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets and purchase all of our oil and natural gas that it is able to resell to its customers. We will reimburse EXCO for its costs in operating our assets and pay a marketing fee of $0.01 per Mcf of natural gas and $0.10 per Bbl of oil purchased by EXCO.

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  We intend to enter into a tax sharing agreement with EXCO pursuant to which we will pay EXCO for our share of any state and local income and other taxes paid by EXCO that are attributable to our assets and operations. It is possible that EXCO may use its tax attributes to cause its consolidated group, of which we may be a member for this purpose, to owe no tax. In such a situation, we would reimburse EXCO for the tax we would have owed had the attributes not been available or used for our benefit, even though EXCO had no cash expense for that period.

          In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our managing general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our managing general partner, our managing general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

  Our general partner will be required to deduct estimated maintenance capital expenditures from our operating surplus, which may result in less cash available for distribution to unitholders from operating surplus than if actual maintenance capital expenditures were deducted.

          Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus in determining cash available for distribution from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our conflicts committee at least once a year. In years when our estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders from operating surplus will be lower than if actual maintenance capital expenditures had been deducted from operating surplus. On the other hand, if our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we will have more cash available for distribution from operating surplus in the short term but will have less cash available for distribution from operating surplus in future periods when we have to increase our estimated maintenance capital expenditures to account for the previous underestimation. In addition, the ability of our general partner to receive incentive distributions is based on the amount of cash distributed to our unitholders from operating surplus, which in turn is partially dependent upon its determination of our estimated maintenance capital expenditures.

  EXCO is a competing producer in all of our operating areas, which could limit our ability to acquire additional assets or businesses.

          Neither our partnership agreement nor any other agreement prohibits EXCO from owning assets or engaging in businesses that compete directly or indirectly with us, and EXCO will be a competing producer in all of our operating areas.

          For example, EXCO has a development drilling program for, owns existing wells in and markets oil and natural gas from our East Texas/North Louisiana, Mid-Continent and Permian operating areas. In addition, under our partnership agreement, the doctrine of corporate opportunity or any analogous doctrine, will not apply to affiliates of our general partner, including EXCO. As a result, EXCO may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. EXCO is a large, established participant in the oil and gas industry, and has significantly greater resources and experience than we have, which may make it more difficult for us to compete with EXCO with respect to commercial activities. In addition, because we rely on EXCO and its affiliates to operate our assets, our personnel resources may be constrained by greater demand on those resources from EXCO. Moreover, because we rely on EXCO and its affiliates to identify and evaluate potential acquisitions for us, we will not be able to pursue any acquisitions unless EXCO causes us to do so. As a result, competition from EXCO could adversely affect our financial results and our ability to make distributions to our unitholders. Please read "Conflicts of Interest and Fiduciary Duties."

  Our partnership agreement limits our general partner's fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

          Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

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  permits our general partner to make a number of decisions in its sole discretion. This entitles our general partner and its affiliates to consider only the interests and factors that they desire, and they have no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Our general partner is managed by our managing general partner. Our managing general partner's limited liability company agreement provides that EXCO, as the sole member of our managing general partner, has exclusive authority over the business and affairs of our managing general partner that do not relate to the management and control of the partnership. Examples of such matters include the exercise of our general partner's limited call rights, its rights to vote and transfer the units it owns and its registration rights and the determination of whether to exercise its rights as an indemnitee under the partnership agreement and whether to withdraw as the general partner of the partnership;

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  provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were in the best interests of the partnership;

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  generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our managing general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the totality of the relationships between the parties involved;

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  generally provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of conflict is approved by the conflicts committee, although our general partner is not obligated to seek such approval;

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  provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

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  provides that our general partner and our managing general partner's officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

          By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above, and a unitholder will be deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law. Please read "Conflicts of Interest and Fiduciary Duties — Fiduciary Duties" and "Description of the Common Units — Transfer of Common Units."

  Our business substantially depends on Mr. Douglas H. Miller, the CEO of our managing general partner. The loss of the services of Mr. Miller could hinder our ability to successfully implement our business strategy.

          We are substantially dependent upon the skills of Mr. Douglas H. Miller, the Chairman and Chief Executive Officer of the EXCO Partners GP LP, LLC, our managing general partner, and the Chairman and Chief Executive Officer of EXCO. Mr. Miller has extensive experience in acquiring, financing and restructuring oil and natural gas companies. We do not have an employment agreement with Mr. Miller or maintain key man insurance. The loss of the services of Mr. Miller could hinder our ability to successfully implement our business strategy.

  We do not have any officers, directors or employees and rely solely on officers and directors of our managing general partner and employees of EXCO. The positions held by these officers and directors may give rise to fiduciary obligations that are in conflict with fiduciary obligations owed to us. These conflicts may not be resolved in our favor. Failure of such officers, directors and employees to devote sufficient attention to the management and operation of our business may adversely affect our financial results and our ability to make distributions to our unitholders.

          Neither we nor our managing general partner have any employees and we rely entirely on EXCO to operate our assets. We intend to enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering. In addition, we intend to enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets and market our oil and natural gas production. EXCO conducts competing businesses and activities of its own in which we have no economic interest. For example, EXCO has a development drilling program for, owns existing wells in and markets oil and natural gas from our East Texas/North Louisiana, Mid-Continent and Permian operating areas. There will be material competition for the time and effort of EXCO's employees who provide services to both us and EXCO.

          In addition, several of the officers and directors of the EXCO Partners GP LP, LLC, our managing general partner, who have responsibilities for managing our operations and activities hold similar positions with EXCO. For example, Mr. Douglas H. Miller is the Chairman and Chief Executive Officer of EXCO Partners GP LP, LLC and the Chairman and Chief Executive Officer of EXCO. The existing positions of these officers and directors may give rise to fiduciary obligations that are in conflict with fiduciary obligations owed to us. These conflicts may not be resolved in our favor. For a complete discussion of our management's business affiliations and the potential conflicts of interest that you should be aware of, see the sections entitled "Business — Our Relationship with EXCO" and "Conflicts of Interest and Fiduciary Duties." If the officers and directors of our managing general partner and the employees of EXCO do not devote sufficient attention to the management and operation of our business, our financial results and our ability to make distributions to our unitholders may be adversely affected.

  We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute their existing ownership interests.

          We may issue an unlimited number of limited partner interests of any type, including common units, without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. We may issue the additional units to third parties or to EXCO and its affiliates.

          Our issuance of additional common units or other equity securities of equal or senior rank have the following effects:

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  existing unitholders' proportionate ownership interest in us may decrease;

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  the amount of cash distributed on each unit may decrease;

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  the relative voting strength of each previously outstanding unit may be diminished;

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  the market price of the common units may decline; and

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  the ratio of taxable income to distributions may increase.

  An increase in interest rates may cause the market price of our common units to decline.

          Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

  Our unitholders have limited voting rights and are not entitled to elect our general partner or our managing general partner's directors or initially to remove our general partner without its consent, which could lower the trading price of our common units.

          Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right to elect our general partner or the board of directors of our managing general partner on an annual or other continuing basis. The board of directors of our managing general partner, which includes our independent directors, is chosen entirely by EXCO and not by the unitholders. Furthermore, as explained in the following paragraph, even if our unitholders are dissatisfied with the performance of our general partner, they will, in practice, have no ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be reduced because of the absence or reduction of a control premium in the trading price.

          Our unitholders will be unable to remove our general partner without EXCO's consent because EXCO will own a sufficient number of common units upon completion of this offering to prevent removal of our general partner. The vote of the holders of at least 66 2/3% of all outstanding common units voting together as a single class is required to remove our general partner. Following the closing of this offering, EXCO will own 49% of our common units (approximately 45% if the underwriters exercise their option to purchase additional common units in full).

  Common units held by persons who are not "Eligible Holders" will be subject to the possibility of redemption.

          In order to comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on United States federal lands, our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units to certify that they are Eligible Holders. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the

United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases on United States federal lands or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. In the event that we acquire any oil and natural gas leases on United States federal lands, we will have the right to redeem the common units held by persons who are not Eligible Holders at the lesser of the holder's purchase price and the then current market price of the common units. The redemption price would be paid in cash or by delivery of an unsecured promissory note that shall be subordinated to the extent required by the terms of our other indebtedness, as determined by our general partner.

  We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make distributions to our unitholders.

          We are a partnership holding company and our operating subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

  Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

          The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the states in which we do business. You could have unlimited liability for our obligations if a court or government agency determined that:

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  we were conducting business in a state but had not complied with that particular state's partnership statute; or

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  your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constituted "control" of our business.

          Please read "The Partnership Agreement — Limited Liability" for a discussion of the implications of the limitations of liability on a unitholder.

  Our unitholders may have liability to repay distributions.

          Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are nonrecourse to the partnership are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

  Our general partner's interest in us and the control of our general partner may be transferred to a third party without unitholder consent. Any new equity owner of our managing general partner and our general partner would then be in a position to replace the board of directors and officers of our managing general partner with their own choices and to influence the decisions taken by the board of directors and officers of our managing general partner.

          Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of EXCO to transfer its equity interests in the owners of our general partner to a third party. Any new equity owner of our managing general partner and our general partner would then be in a position to replace the board of directors and officers of our managing general partner with their own choices and to influence the decisions taken by the board of directors and officers of our managing general partner.

  The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public markets, including sales by our existing unitholders.

          After this offering, we will have 147,000,000 common units outstanding, which includes the 75,000,000 common units we are selling in this offering that may be resold in the public market immediately. All of our common units that were outstanding prior to our initial public offering will be subject to resale restrictions under 180-day lock-up agreements with our underwriters. Each of the lock-up arrangements with the underwriters may be waived at the discretion of Goldman, Sachs & Co. Sales by any of our existing unitholders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, our general partner has agreed to provide registration rights to these holders, subject to certain limitations. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any common units that they hold, subject to certain limitations. Please read "Units Eligible for Future Sale."

  Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

          If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders also may incur a tax liability upon a sale of common units. At the completion of this offering, our general partner and its affiliates will own 48% of our outstanding common units. For additional information about this call right, please read "The Partnership Agreement — Limited Call Right."

  If our common unit price declines after the initial public offering, our unitholders could lose a significant part of their investment.

          The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

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  changes in commodity prices;

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  changes in securities analysts' recommendations and their estimates of our financial performance;

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  public reaction to our press releases, announcements and filings with the SEC;

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  fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;

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  changes in market valuations of similar companies;

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  departures of key personnel;

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  commencement of or involvement in litigation;

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  variations in our quarterly results of operations or those of other oil and natural gas companies;

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  variations in the amount of our quarterly cash distributions;

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  future issuances and sales of our common units; and

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  changes in general conditions in the U.S. economy, financial markets or the oil and gas industry.

          In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.

  Our unitholders will experience immediate and substantial dilution of $3.40 per common unit.

          The assumed initial public offering price of $20.00 per common unit exceeds our pro forma net tangible book value of $16.60 per common unit. Based on the assumed initial public offering price, our unitholders will incur immediate and substantial dilution of $3.40 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read "Dilution."

  We may not make cash distributions during periods in which we record net income.

          The amount of cash we have available for distribution depends primarily on our cash flow, including cash from financial reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Tax Risks to Unitholders

          In addition to reading the following risk factors, you should read "Material Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

  Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If we were to become subject to a material amount of entity-level taxation for federal or state tax purposes, it would substantially reduce the amount of cash available for distribution.

          The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

          Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based upon our current operations that we are so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

          If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

          Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, at the federal level, legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships. Although such legislation would not apply to us as currently proposed, it could be amended prior to enactment in a manner that does apply to us. We are unable to predict whether any of these changes, or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Specifically, beginning in 2008, we will be required to pay Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of such a tax on us by Texas and, if applicable, by any other state will reduce the cash available for distribution to you.

          Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the initial quarterly distribution amount and the target distribution amounts can be adjusted to reflect the impact of that law on us.

  The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

          The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress are considering substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although the currently proposed legislation would not appear to affect our tax treatment as a partnership, we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

  We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

          We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read "Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees."

  If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

          We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all of our counsel's conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

  Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

          Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

  Tax gain or loss on disposition of our common units could be more or less than expected.

          If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depletion and depreciation recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Please read "Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss" for a further discussion of the foregoing.

  Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

          Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

  We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

          Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depletion, depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. Our counsel is unable to opine as to the validity of such filing positions. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences — Tax Consequences of Common Unit Ownership — Section 754 Election" for a further discussion of the effect of the depreciation and amortization positions we adopted.

  A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

          Because a unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

  We will adopt certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

          When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

          A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

  The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

          We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which could result in us filing two tax returns (and unitholders receiving two Schedule K-1s) for one fiscal year. Our termination could also result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read "Material Tax Consequences — Disposition of Common Units — Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

  Our unitholders likely will be subject to state and local taxes and return filing requirements in some of the states in which we own properties as a result of investing in our common units.

          In addition to federal income taxes, unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if unitholders do not live in any of those jurisdictions. Unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in Kansas, Kentucky, Louisiana, New Mexico, Oklahoma, Ohio, Pennsylvania, Texas and West Virginia. All of these states other than Texas currently impose a personal income tax on individuals, and all of these states impose an entity level tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is our unitholders' responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. These forward-looking statements relate to, among other things, the following:

  •
  our future financial and operating performance and results;

  •
  our business strategy;

  •
  market prices;

  •
  our future use of derivative financial instrument activities; and

  •
  our plans and forecasts.

          We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

          We use the words "may," "expect," "anticipate," "estimate," "believe," "continue," "intend," "plan," "budget" and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition and/or state other "forward-looking" information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus, including, but not limited to:

  •
  fluctuations in prices of oil and natural gas;

  •
  imports of foreign oil and natural gas, including LNG;

  •
  future capital requirements and availability of financing;

  •
  estimates of reserves and economic assumptions used in connection with our acquisitions;

  •
  geological concentration of our reserves;

  •
  risks associated with drilling and operating wells;

  •
  discovery, acquisition, development and replacement of oil and natural gas reserves;

  •
  cash flow and liquidity;

  •
  timing and amount of future production of oil and natural gas;

  •
  availability of drilling and production equipment;

  •
  marketing of oil and natural gas;

  •
  developments in oil-producing and natural gas-producing countries;

  •
  competition, including competition from EXCO;

  •
  title to our properties;

  •
  litigation;

  •
  general economic conditions, including costs associated with drilling and operations of our properties;

  •
  governmental regulations;

  •
  receipt of amounts owed to us by purchasers of our production and counterparties to our derivative financial instruments;

  •
  decisions whether or not to enter into derivative financial instruments;

  •
  events similar to those of September 11, 2001;

  •
  actions of third party co-owners of interests in properties in which we also own an interest; and

  •
  fluctuations in interest rates.

          We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. You are cautioned not to place undue reliance on a forward-looking statement. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this prospectus and other factors noted throughout this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please read the section entitled "Risk Factors" for a discussion of certain risks of our business and an investment in our common units.

USE OF PROCEEDS

          We intend to use the estimated net proceeds of approximately $1.43 billion from this offering, after deducting the underwriting discount of $63.8 million and estimated offering expenses of approximately $10.0 million, to:

  •
  repay approximately $549.0 million of outstanding indebtedness associated with the Partnership Properties as described below;

  •
  pay approximately $451.0 million in cash to EXCO as partial consideration for the contribution of the Partnership Properties to us as described below; and

  •
  establish approximately $426.3 million of cash reserves to fund expansion capital expenditures, including future acquisitions of oil and natural gas properties.

          In connection with this offering and the contribution of the Partnership Properties to us, we will repay indebtedness associated with the Partnership Properties that we will assume from EXCO at the closing of this offering. This indebtedness had an outstanding balance of $549.0 million as of November 9, 2007. This indebtedness had a weighted average interest rate as of November 9, 2007 of 6.32% and matures on March 30, 2012. Approximately $            million of the indebtedness that we will assume from EXCO was used by EXCO to finance its acquisition of the Anadarko Southern Gas Operations and the remaining $            million was used to fund certain of EXCO's capital expenditures with respect to the Partnership Properties.

          In connection with this offering and the contribution of the Partnership Properties to us, we will pay EXCO a cash payment equal to the difference between $1.0 billion and the outstanding indebtedness that we will assume from EXCO. We estimate that this payment will be $451.0 million based on the balance of that indebtedness as of November 9, 2007.

          A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause our expected cash reserves to increase or decrease by approximately $72.0 million.

          We will use any net proceeds from the exercise of the underwriters' option to establish additional cash reserves for expansion capital expenditures.

          Affiliates of Goldman, Sachs & Co., Citigroup Global Markets Inc., UBS Securities LLC, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC, each an underwriter in this offering, are lenders under (i) a revolving credit facility of an indirect wholly owned subsidiary of EXCO that will be partially repaid with a portion of the net proceeds from this offering and (ii) EXCO's revolving credit facility that we will assume in connection with this offering and that will be fully repaid with a portion of the net proceeds from this offering. Please read "Underwriting."

CAPITALIZATION

          The following table shows:

  •
  our pro forma cash and capitalization as of September 30, 2007, which reflects EXCO's contribution of the Partnership Properties to us and related transactions; and

  •
  our pro forma cash and capitalization as of September 30, 2007, as adjusted to reflect this offering and the application of the net proceeds we expect to receive as described under "Use of Proceeds."

          We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2007
	Pro forma	Pro forma, as adjusted
	(in thousands)
Cash and cash equivalents	$11,229	$434,979	(1)(2)

Long-term debt and cash payment obligation(3)	$1,000,000	$—

Partners' capital:
Common units — Public	—	1,463,124	(4)
Common units — EXCO	1,234,817	1,197,943	(4)
General partner interest	25,201	25,201

Total partners' capital	1,260,018	2,686,268

Total capitalization	$2,260,018	$2,686,268

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause our expected cash and cash equivalents to increase or decrease by $72.0 million.

(2)
Reflects estimated bank fees of $2.5 million related to the amendment and restatement of EXCO's revolving credit facility that we will assume in connection with this offering.

(3)
As partial consideration for EXCO's contribution of the Partnership Properties to us, we will assume approximately $484.0 million of outstanding indebtedness associated with the Partnership Properties as of September 30, 2007, which we intend to repay in full with a portion of the net proceeds of this offering. We will also pay EXCO approximately $516.0 million in cash as additional consideration for EXCO's contribution of the Partnership Properties to us.

(4)
The partners' capital amounts for the common units held by the public and EXCO are each net of $36.9 million of underwriting fees and estimated offering expenses.

DILUTION

          Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial public offering price of $20.00 per common unit, on a pro forma basis as of September 30, 2007, after giving effect to the offering of common units and the application of the related net proceeds, our net tangible book value was $2,489.3 million, or $16.60 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes. The following table illustrates this per common unit dilution in the minimum proceeds scenario:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering(1)	$14.18
Increase in net tangible book value per common unit attributable to purchasers in the offering	2.42

Less: Pro forma net tangible book value per common unit after the offering(2)		16.60

Immediate dilution in net tangible book value per common unit to new investors(3)		$3.40

(1)
Determined by dividing the net tangible book value of the contributed assets and liabilities by the number of common units (72,000,000) and general partner units (3,000,000) issued to our general partner and its affiliates for their contribution of the Partnership Properties to us.

(2)
Determined by dividing the total number of units to be outstanding after this offering (147,000,000 common units and 3,000,000 general partner units) and the application of the net proceeds from this offering into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of this offering.

(3)
If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $3.93 or $2.88, respectively.

          The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units acquired		Total consideration
	Number	Percent	Amount (in millions)	Percent
General partner and its affiliates(1)(2)	75,000,000	50.0%	$1,186.3	44.2%
New investors	75,000,000	50.0%	1,500.0	55.8%

Total	150,000,000	100.0%	$2,686.3	100.00%

(1)
Our general partner and its affiliates own a 2% general partner interest in us, represented by 3,000,000 general partner units, and a 48% limited partner interest in us, represented by 72,000,000 common units.

(2)
The assets contributed by affiliates of the general partner were recorded at historical cost in accordance with GAAP. Total consideration provided by affiliates of the general partner is equal to the net tangible book value of such assets as of September 30, 2007.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

          You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please see "— Assumptions and Considerations" below. In addition, you should read "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. All information in this section refers to EXCO Partners, LP and the Partnership Properties.

          For additional information regarding historical and pro forma operating results for us and our accounting predecessor, you should refer to the audited historical financial statements of EXCO Resources, Inc. for the years ended December 31, 2004, 2005 and 2006, the unaudited historical financial statements of EXCO Resources, Inc. for the nine months ended September 30, 2006 and 2007 and the unaudited pro forma financial statements of EXCO Partners, LP for the year ended December 31, 2006 and the nine months ended September 30, 2007 included elsewhere in this prospectus.

General

          Rationale for Our Cash Distribution Policy.    Our partnership agreement requires us to distribute all of our available cash quarterly. Since we are not subject to an entity-level federal income tax, we have more cash to distribute to our unitholders than would be the case were we subject to federal income tax. The amount of available cash that we have will be determined by the board of directors of our managing general partner for each calendar quarter after the closing of this offering and will be based upon recommendations from our management. It is the board's current policy that we will pay an initial quarterly distribution of $0.35 per common unit for each complete quarter, and that we should increase our level of quarterly cash distributions per unit only when, in the board's judgment, it believes that (i) we have sufficient reserves and liquidity for the conduct of our business, including to fund the level of maintenance capital expenditures required to maintain our asset base, and (ii) we can maintain that increased distribution level over the long term. We intend initially to fund maintenance capital expenditures with cash flow from operations and to fund expansion capital expenditures with the $426.3 million in cash reserves that we expect to establish using a portion of the net proceeds from this offering. Over time, we may fund a portion of our expansion capital expenditures with borrowings or issuances of additional equity and debt securities.

          We are a recently formed limited partnership and have not made any cash distributions. Our cash distributions will not be cumulative. Consequently, if we do not pay distributions on our common units in any fiscal quarter at the anticipated initial quarterly rate, our unitholders will not be entitled to receive such payments in the future. For a more detailed discussion, please read "How We Make Cash Distributions" elsewhere in this prospectus.

          Definition of Available Cash.    We define available cash in our partnership agreement, and it generally means, for each fiscal quarter, the sum of all cash and cash equivalents on hand at the end of the quarter:

  •
  less the amount of any cash reserves established by the board of directors of our managing general partner to:

  •
  provide for the proper conduct of our business, including for future acquisitions and other capital expenditures, as well as anticipated future credit needs;

  •
  comply with applicable law, any of our debt instruments, or other agreements; and

    •
    provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

  •
  plus, if our general partner so determines, all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

          Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months, other than from additional working capital borrowings. Please read "How We Make Cash Distributions."

          Restrictions and Limitations on Cash Distributions.    There is no guarantee that unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay distributions at the initial quarterly distribution rate, except as provided in our partnership agreement. Our distribution policy is subject to certain restrictions and may be changed at any time, including as a result of the following factors:

  •
  We may borrow to make distributions to unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long term, but short term factors have caused available cash from operations to be insufficient to pay the distribution at the current level. For example, because we intend to have in place derivative financial instruments covering a significant portion of our production, we may be required to pay derivative counterparties the difference between the fixed price and market price of the underlying commodity before we receive the proceeds from the sale of the associated production. Our partnership agreement will not restrict our ability to borrow to pay distributions, but we will be subject to restrictions on distributions under our revolving credit facility.

  •
  Our revolving credit facility will contain certain material financial tests, such as a leverage ratio, a current ratio and an interest coverage ratio, and covenants that we must satisfy. Should we be unable to satisfy these restrictions under our revolving credit facility, or if we otherwise default under our revolving credit facility, we would be prohibited from making a distribution to you notwithstanding our stated cash distribution policy. These financial tests and covenants are described in the prospectus under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Partnership Properties — Revolving Credit Facility."

  •
  Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including future acquisitions and other capital expenditures and anticipated future credit needs, as well as for future cash distributions to our unitholders, and the establishment of those cash reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on the unitholders. Our partnership agreement provides that in order for a determination by our general partner to be made in good faith, it must believe that the determination is in our best interests.

  •
  Initially, we anticipate that we will reserve approximately $426.3 million of cash from the proceeds of this offering for expansion capital expenditures, including future acquisitions of oil and natural gas properties, which cash would otherwise be available for distribution to our unitholders. In addition, we intend to reserve between 40% and 60% of our cash generated from operations to acquire additional oil and natural gas reserves and to develop our existing reserves in order to maintain or modestly increase our asset base. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay distributions at the then current level from cash generated from operations and would therefore expect to reduce our distributions. We are unlikely to be able to sustain our current level of distributions without making capital expenditures that maintain or grow our asset base, including acquisitions that are accretive to distributable cash flow per unit. In addition, decreases in commodity prices from current levels will adversely affect our ability to pay distributions.

  •
  While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including our cash distribution policy contained therein, may be amended by a vote of the holders of a majority of our common units. Following completion of this offering, EXCO will own 49% of our outstanding common units.

  •
  Even if our cash distribution policy is not amended, modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our managing general partner, taking into consideration the terms of our partnership agreement.

  •
  Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our partners if the distribution would cause our liabilities to exceed the fair value of our assets.

  •
  Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations. For example, our subsidiaries will not be permitted to distribute funds to us if we are in default under our revolving credit facility or if borrowings under our revolving credit facility exceed ninety percent of the lesser of $1.0 billion or our borrowing base. Please read "Risk Factors — We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make distributions to our unitholders."

  •
  We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reduced production from our wells, lower commodity prices for the production we sell, increases in operating or general and administrative expenses, principal and interest payments on any current or future debt, tax expenses, capital expenditures and working capital requirements. Please read "Risk Factors" for a discussion of these factors.

          Our Ability to Grow May Depend on Our Ability to Access External Growth Capital.    Our partnership agreement requires us to distribute all of our available cash to our unitholders. As a result, to the extent that our cash flow from operations and cash reserves are inadequate to fund capital expenditures after paying distributions to unitholders, then we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our capital expenditures. As a result, to the extent we are unable to finance growth through internal and external sources, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement and there will be no limitations under our revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may reduce the amount of available cash that we have to distribute to our unitholders.

Our Initial Distribution Rate

          As part of our cash distribution policy, the board of directors of our managing general partner will declare an initial distribution rate of $0.35 per common unit per quarter, or $1.40 per common unit per year, to be paid no later than 45 days after the end of each fiscal quarter. This equates to an aggregate cash distribution of $52.5 million per quarter, or $210.0 million per year, based on the common units outstanding immediately after completion of this offering. If the underwriters exercise their option to purchase additional common units in full, the total amount of common units outstanding will increase by 11,250,000 units and the amount of cash needed to pay the aggregate quarterly distribution will increase by $3.9 million per quarter, or $15.8 million per year. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under the caption "— Restrictions and Limitations on Cash Distributions."

          Immediately after the completion of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. The general partner's initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2% general partner interest. Our general partner is not obligated to contribute a proportionate amount of capital to us to maintain its current general partner interest.

          The following table sets forth the estimated aggregate distribution amounts payable on our common units and general partner units during the year following the closing of this offering at our initial distribution rate of $0.35 per common unit per quarter (or $1.40 per common unit on an annualized basis):

	No exercise of the underwriters' option to purchase additional units			Full exercise of the underwriters' option to purchase additional units
		Initial quarterly distribution			Initial quarterly distribution
	Number of units	One quarter	Four quarters	Number of units	One quarter	Four quarters
Distributions to public unitholders	75,000,000	$26,250,000	$105,000,000	86,250,000	$30,187,500	$120,750,000
Distributions to our general partner(1)	3,000,000	1,050,000	4,200,000	3,000,000	1,050,000	4,200,000
Distributions to EXCO	72,000,000	25,200,000	100,800,000	72,000,000	25,200,000	100,800,000

Total	150,000,000	$52,500,000	$210,000,000	161,250,000	$56,437,500	$225,750,000

(1)
The 2% general partner interest is represented by general partner units.

          These distributions will not be cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter at the initial distribution rate, our unitholders will not be entitled to receive such payments in the future. We will pay our distributions on or about the 15th of each February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. If this offering closes on or prior to March 31, 2008, we expect to pay a distribution per common unit to our unitholders on or before May 15, 2008 equal to the initial quarterly distribution rate prorated for the portion of the quarter ending March 31, 2008.

          In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial distribution rate of $0.35 per common unit per quarter with cash generated from operations for the year ending December 31, 2008. In those sections we present two tables:

  •
  Our "Unaudited Pro Forma Cash Available for Distribution," in which we present the amount of pro forma available cash that we would have had available for distribution to our unitholders and our general partner with respect to the year ended December 31, 2006 and the twelve months ended September 30, 2007 as if the transactions contemplated by this prospectus had occurred on January 1, 2006. Our calculation of pro forma cash available for distribution in this table should only be viewed as a general indication of the amount of available cash that we might have generated had the transactions contemplated in this prospectus occurred in such earlier periods.

  •
  Our "Estimated Cash Available for Distribution," in which we present our estimate of the minimum estimated Adjusted EBITDA necessary for us to have sufficient cash available to pay distributions at the initial distribution rate on all the outstanding common units and general partner interests for the year ending December 31, 2008.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2006 and the Twelve Months Ended September 30, 2007

          If we had completed the transactions contemplated in this prospectus on January 1, 2006, our pro forma cash available for distribution for the year ended December 31, 2006 and the twelve months ended September 30, 2007 would have been approximately $290.5 million and $225.1 million, respectively. These amounts would have exceeded the amounts necessary to pay the full initial distribution amount on all our common units and general partner interests by approximately $80.5 million for the year ended December 31, 2006 and approximately $15.1 million for the twelve months ended September 30, 2007.

          The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution shown above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should be viewed as only a general indication of the amount of cash available for distribution that we might have generated had we been formed and the transactions contemplated in this prospectus occurred in earlier periods.

          The following table illustrates, on a pro forma basis, for the year ended December 31, 2006, and for the twelve months ended September 30, 2007, the amount of available cash that would have been available for distribution to our unitholders and our general partner, in each case assuming that the transactions contemplated in this prospectus occurred at the beginning of such period. The pro forma information in the table below gives effect to the contribution to us of the Partnership Properties as if it had occurred on January 1, 2006.

EXCO Partners, LP
Unaudited Pro Forma Cash Available for Distribution

	Year ended December 31, 2006	12 months ended September 30, 2007
	(in thousands, except per unit amounts)
Net income	$208,892	$144,847
Plus:
Depreciation, depletion and amortization expense	165,065	161,805
Interest expense	1,625	1,625
Accretion of discount on asset retirement obligations	2,607	3,738
Income tax expense	2,110	1,463

Adjusted EBITDA(1)	380,299	313,478
Less:
Capital expenditures(2)	84,559	83,798
Cash interest expense(3)	1,125	1,125
Incremental general and administrative expenses associated with being a public partnership	2,000	2,000
Income tax expense	2,134	1,463

Cash available for distribution	$290,481	$225,092

Annualized initial quarterly distribution per common unit	$1.40	$1.40
Estimated cash distributions:
Distributions to public unitholders	$105,000	$105,000
Distributions to EXCO	100,800	100,800
Distributions to our general partner	4,200	4,200

Total estimated cash distributions	$210,000	$210,000

Excess cash available for distribution	$80,481	$15,092

(1)
Please read "Prospectus Summary — Summary Historical and Pro Forma Financial Information — Non-GAAP Financial Measures" for a definition of Adjusted EBITDA.

(2)
These amounts represent actual capital expenditures associated with the Partnership Properties for the periods presented. Based on our estimated production levels and natural decline rates, we expect to incur significantly higher levels of maintenance capital expenditures going forward in order to maintain our asset base. Please see "— Estimated Cash Available for Distribution for the Year Ending December 31, 2008 — Assumptions and Considerations — Capital Expenditures and Expenses."

(3)
Represents a 0.375% commitment fee on the aggregate commitments under our revolving credit facility. We do not anticipate having any outstanding borrowings under our revolving credit facility following the consummation of this offering and the application of the net proceeds.

Estimated Cash Available for Distribution for the Year Ending December 31, 2008

          In order for us to pay the quarterly distributions to our common unitholders at our initial distribution rate of $0.35 per common unit per quarter and the related distributions on our general partner's 2% general partner interest for each quarter in the year ending December 31, 2008, we estimate that during that period, we must generate at least $336.6 million in Adjusted EBITDA, which we refer to as "Minimum Estimated Adjusted EBITDA." We believe that we will be able to generate the full amount of our Minimum Estimated Adjusted EBITDA for the year ending December 31, 2008. In "— Assumptions and Considerations" below, we discuss the major assumptions underlying this belief. The Minimum Estimated Adjusted EBITDA should not be viewed as management's projection of the actual Adjusted EBITDA that we will generate during the year ending December 31, 2008. We can give you no assurance that our assumptions will be realized or that we will generate the Minimum Estimated Adjusted EBITDA or the expected level of available cash, and, if we do not, we will not be able to pay quarterly distributions on our common units at the initial quarterly distribution rate. When considering how we calculate estimated cash available for distribution, please keep in mind all the risk factors and other cautionary statements under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements," which discuss factors that could cause cash available for distribution to vary significantly from our estimates.

          We do not, as a matter of course, make public projections as to future sales, earnings or other results. However, we have prepared the prospective financial information set forth below in the table entitled "Estimated Cash Available for Distribution." The accompanying prospective financial information, which is the responsibility of management, was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate the Minimum Estimated Adjusted EBITDA necessary for us to have sufficient cash available for distribution on the common units at the initial distribution rate. The accounting policies used in this prospective financial information are substantially the same as those used by EXCO. However, this information is not factual and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

          Neither our independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled or otherwise applied procedures to the prospective financial information presented herein, and, accordingly, they do not express an opinion or any other form of assurance on such information or its achievability. Accordingly, they assume no responsibility for the prospective financial information. The independent registered public accounting firms' reports included in this prospectus relate to our historical financial information. They do not extend to the prospective financial information and should not be read to do so.

          We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date in this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

          The following table shows how we calculate Minimum Estimated Adjusted EBITDA for the year ending December 31, 2008. Our Minimum Estimated Adjusted EBITDA is based on the projected results of operations from all of our operating subsidiaries for the year ending December 31, 2008. The assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes and in "— Assumptions and Considerations."

EXCO Partners, LP
Estimated Cash Available for Distribution

Year ending December 31, 2008
(in thousands, except per unit amounts)
Operating revenue(1)	$473,856
Plus:
Interest income	23,973
Less:
Oil and natural gas operating costs	73,960
Production and ad valorem taxes	31,965
General and administrative expense	21,200
Depletion, depreciation and amortization expense	145,177
Accretion of discount on asset retirement obligations	3,657
Interest expense	1,625
Income tax expense	2,202

Net income	218,043
Adjustments to reconcile net income to estimated Adjusted EBITDA
Add:
Depletion, depreciation and amortization expense	145,177
Interest expense	1,625
Accretion of discount on asset retirement obligations	3,657
Income tax expense	2,202

Estimated Adjusted EBITDA(2)	370,704
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense(3)	1,125
Cash reserves for estimated maintenance capital expenditures(4)	123,263
Cash taxes	2,202
Add:
Excess proceeds from initial public offering available for distribution(5)	—

Estimated cash available for distribution	$244,114

Annualized initial quarterly distribution per common unit	$1.40

Estimated annual cash distributions:
Distributions to public unitholders(6)	$105,000
Distributions to EXCO	100,800
Distributions to our general partner	4,200

Total estimated annual cash distributions(6)	$210,000

Excess cash available for distribution(6)	$34,114

Estimated Adjusted EBITDA	$370,704
Less excess cash available for distribution(7)	34,114

Minimum Estimated Adjusted EBITDA	$336,590

(1)
Includes the forecasted effects of cash settlements of derivative financial instruments.

(2)
The following table sets forth, on a quarterly basis, how we calculate Estimated Adjusted EBITDA for each of the four quarters in the twelve-month period ending December 31, 2008. Our quarterly forecast is based on the same assumptions utilized for the preparation of the forecast for the twelve-month period ending December 31, 2008. Based on such assumptions, we believe that our results for each of the four quarters in the twelve-month period ending December 31, 2008 will be generally consistent from quarter to quarter.

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Operating revenue	$122,629	$115,245	$115,656	$120,326
Plus:
Interest income	5,993	5,993	5,993	5,994
Less:
Oil and natural gas operating costs	19,083	17,967	18,063	18,847
Production and ad valorem taxes	8,262	7,783	7,809	8,111
General and administrative expense	5,300	5,300	5,300	5,300
Depletion, depreciation and amortization expense	37,459	35,266	35,455	36,997
Accretion of discount on asset retirement obligations	914	914	914	915
Interest expense	406	406	406	407
Income tax expense	572	536	537	557

Net income	56,626	53,067	53,165	55,185
Adjustments to reconcile net income to estimated Adjusted EBITDA
Add:
Depletion, depreciation and amortization expense	37,459	35,266	35,455	36,997
Interest expense	406	406	406	407
Accretion of discount on asset retirement obligations	914	914	914	915
Income tax expense	572	536	537	557

Estimated Adjusted EBITDA	95,977	90,189	90,478	94,060
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	281	281	281	282
Cash reserves for estimated maintenance capital expenditures	30,816	30,816	30,816	30,815
Cash taxes	551	551	551	549
Add:
Excess proceeds from initial public offering available for distribution	—	—	—	—

Estimated cash available for distribution	$64,329	$58,541	$58,829	$62,415

Quarterly distribution per common unit	$0.35	$0.35	$0.35	$0.35

Estimated quarterly cash distributions:
Distributions to public unitholders	$26,250	$26,250	$26,250	$26,250
Distributions to EXCO	25,200	25,200	25,200	25,200
Distributions to our general partner	1,050	1,050	1,050	1,050

Total estimated quarterly cash distributions	$52,500	$52,500	$52,500	$52,500

Excess cash available for distribution	$11,829	$6,041	$6,329	$9,915

Estimated Adjusted EBITDA	$95,977	$90,189	$90,478	$94,060
Less excess cash available for distribution	11,829	6,041	6,329	9,915

Minimum Estimated Adjusted EBITDA	$84,148	$84,148	$84,149	$84,145

(3)
Represents a 0.375% commitment fee on the aggregate commitments under our revolving credit facility. We do not anticipate having any outstanding borrowings under our revolving credit facility following the consummation of this offering and the application of the net proceeds.

(4)
Based on our estimated production levels and natural decline rates, this amount represents an estimate of our average annual maintenance capital expenditures required to maintain our asset base over the long term. Because our maintenance capital expenditures can be very irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period. Although our forecasted actual capital expenditures for the forecast period are estimated to be $71.7 million, we will reserve an additional $51.6 million during this period to be used in future periods to maintain our asset base over the long term. For purposes of this table, we are assuming that we will fund all of our maintenance capital expenditures for the year ending December 31, 2008 with cash from operations. However, to the extent that any acquisitions and capital expenditures exceed our cash flow from operations and our cash reserves, we may need to borrow under our revolving credit facility. Borrowing to fund acquisitions and capital expenditures would result in increased interest expense.

(5)
We will retain approximately $426.3 million of the proceeds from this offering for expansion capital expenditures, including future acquisitions of oil and natural gas properties, and none of those proceeds will be retained for the purpose of providing cash available for coverage of the initial quarterly distribution amounts. We do not currently expect to use any of the proceeds from this offering for distribution to our unitholders, and therefore such proceeds are not included in the estimated cash available to pay distributions.

(6)
Assuming the exercise in full of the underwriters' option to purchase additional common units, distributions to our public unitholders will increase by $15.8 million. As we expect to use the proceeds from any exercise of the option as additional cash reserves for expansion capital expenditures and not for distribution to our unitholders, the exercise of the option to purchase additional common units and the resulting increase in distributions to our public unitholders will reduce the excess of cash available for distribution over total annual distributions to $18.4 million.

(7)
We plan to retain any excess cash to fund future expansion capital expenditures.

Assumptions and Considerations

          Based upon the specific assumptions outlined below with respect to the year ending December 31, 2008, we expect to generate cash flow from operations in an amount sufficient to establish cash reserves for acquisitions and capital expenditures and to pay quarterly distributions at the initial distribution rate on all common units and general partner interest for the year ending December 31, 2008.

          While we believe that these assumptions are reasonable in light of management's current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions do not materialize, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay quarterly distributions at the initial distribution rate (absent borrowings under our revolving credit facility), or any amount, on all common units and the 2% general partner interest, in which event the market price of our common units may decline substantially. We are unlikely to be able to sustain our initial quarterly distribution rate without making acquisitions or other capital expenditures that maintain our asset base. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay distributions at the current level from cash generated from operations and would therefore expect to reduce our distributions. In addition, decreases in commodity prices from current levels will adversely affect our ability to pay distributions. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

  Operations and Revenue

          Production.    The following table sets forth information regarding net production of oil and natural gas on a pro forma basis for the twelve months ended September 30, 2007 and on a forecasted basis for the year ending December 31, 2008:

	Pro forma for 12 months ended September 30, 2007	Forecasted for year ending December 31, 2008
Annual production:
Oil (Mbbl)	1,272.8	1,041.3
Natural gas (Mmcf)	53,401.8	48,535.9
Total (Mmcfe)	61,038.6	54,783.7
Average daily production:
Oil (Bbl/d)	3,487.1	2,845.0
Natural gas (Mmcf/d)	146.3	132.6
Total (Mmcfe/d)	167.2	149.7

          We estimate that our oil and natural gas production for the year ending December 31, 2008 will be 54.8 Bcfe as compared to 61.0 Bcfe on a pro forma basis for the twelve months ended September 30, 2007. The forecast reflects an estimated 8.4% annualized total production decline rate from the average daily production for the twelve months ended September 30, 2007 of 167.2 Mmcfe/d to the average 2008 forecasted daily production of 149.7 Mmcfe/d. This production decline reflects a 14.5% annualized natural production decline partially offset by the production growth from the total expected capital expenditures during the fifteen months ending December 31, 2008 of $93.8 million, of which $71.7 million will be spent during the forecast period. We intend to maintain our forecasted 2008 production level of 149.7 Mmcfe/d over the long term with cash generated from operations. The following table presents the components of our forecasted production:

Forecasted for year ending December 31, 2008
Average daily production (Mmcfe/d):
Production from our pro forma wells producing as of September 30, 2007	136.9
Production expected from wells drilled or exploitation projects to be completed during the fifteen months ending December 31, 2008	12.8

Total	149.7

          Prices.    The table below illustrates the relationship between average oil and natural gas realized prices and the average NYMEX prices on a pro forma basis for the twelve months ended September 30, 2007 and our forecast for the year ending December 31, 2008:

	Pro forma for 12 months ended September 30, 2007	Forecasted for year ending December 31, 2008
Average oil sales prices:
NYMEX oil price per Bbl	$64.70	$90.38	(1)
Realized oil sales price per Bbl (excluding cash settlements of derivatives)	$61.87	$87.72
Differential to NYMEX	$(2.83)	$(2.66)
Realized oil sales price per Bbl (including cash settlements of derivatives)(3)	$61.87	$67.59
Average natural gas sales prices:
NYMEX natural gas price per Mmbtu	$6.78	$8.23	(1)
Realized natural gas sales price per Mcf (excluding cash settlements of derivatives)(2)	$6.73	$8.25
Differential percentage to NYMEX natural gas	99%	100%
Realized natural gas sales price per Mcf (including cash settlements of derivatives)(2)(3)	$6.73	$8.31
Total combined price (per Mcfe, excluding cash settlements of derivatives)	$7.18	$8.98

Total combined price (per Mcfe, including cash settlements of derivatives)(3)	$7.18	$8.65

(1)
Average NYMEX futures prices for 2008 as reported on November 9, 2007. Recent NYMEX spot natural gas prices have been significantly below the futures price, which could limit our ability to make distributions if prices remain at recent levels for a substantial period of time. For a description of the effect of lower spot prices on cash available for distribution, please read "—Sensitivity Analysis—Commodity Price Changes."

(2)
As is typical in the oil and gas industry, we report our natural gas production and reserves in Mcf, while we sell our natural gas production and enter into derivative financial instruments which measure natural gas in Mmbtu, a measure of the heating capacity of natural gas. The following table presents the Btu content for our natural gas production by operating area:

Operating area	Mmbtu per Mcf
Appalachia	1.063
East Texas/North Louisiana	1.067
Mid-Continent	1.231
Permian	1.035
Weighted average	1.130

  To the extent the Btu content for our natural gas production is above 1.000 Mmbtu per Mcf, we will receive a price premium from the NYMEX Henry Hub price.

  In addition, our natural gas production in Appalachia has historically received a price premium from the NYMEX Henry Hub price, generally referred to as a positive basis differential, due to the proximity of our Appalachian production to the major gas consuming markets located in the northeastern United States relative to the Henry Hub, which is located in Louisiana.

  However, our East Texas/North Louisiana, Mid-Continent and Permian natural gas production has historically sold at a negative basis differential from the NYMEX Henry Hub price primarily due to the distance of our production in those operating areas relative to the Henry Hub and other location and transportation cost factors.

  The adjustments we have made to reflect the basis differential for our production during the 2008 forecast period are presented in the following table and shown per Mmbtu as well as per Mcf:

Operating area	Per Mmbtu	Per Mcf
Appalachia	+$0.34	+$0.36
East Texas/North Louisiana	-$0.32	-$0.34
Mid-Continent	-$1.25	-$1.54
Permian	-$0.70	-$0.72
Weighted average	-$0.53	-$0.60

  In addition, we have transportation, gathering and marketing charges deducted from the prices we receive. The adjustments we have made to reflect the transportation, gathering and marketing charges for our production during the 2008 forecast period are presented in the following table and shown per Mmbtu as well as per Mcf:

Operating area	Per Mmbtu	Per Mcf
Appalachia	$0.22	$0.23
East Texas/North Louisiana	$0.24	$0.25
Mid-Continent	$0.57	$0.70
Permian	$0.78	$0.81
Weighted average	$0.39	$0.45
(3)
We have derivative financial instruments covering 84% of our anticipated total production for the year ending December 31, 2008.

          Use of Derivative Financial Instruments.    At the closing of this offering, EXCO will assign certain derivative financial instruments to us covering 45.9 Bcfe, or approximately 84%, of our forecasted total production of 54.8 Bcfe for the year ending December 31, 2008, using swap agreements. The table below shows the volumes and prices of our derivative financial instruments for 2008 (volumes in thousands):

	Swaps
Oil:	Bbl	Weighted average price
January 2008 — December 2008	869	$66.26
% of oil production	83%
	Mmbtu	Weighted average price
Natural gas:
January 2008 — December 2008	40,697	$8.31
% of natural gas production	84%

          At the closing of this offering, EXCO will also assign to us certain derivative financial instruments covering 99.2 Mmcfe/d at $8.10/Mcfe and 42.5 Mmcfe/d at $8.13/Mcfe for the years ending December 31, 2009 and 2010, respectively. These amounts represent 66% and 28% of our forecasted 2008 production levels, respectively, and we intend to enter into additional derivative financial instruments in order to comply with our policy to have 80% to 90% of our total production covered by derivative financial instruments through at least 2010.

          Operating Revenues.    The following table illustrates the primary components of operating revenues on a pro forma basis for the twelve months ended September 30, 2007 and on a forecasted basis for the year ending December 31, 2008 (in thousands):

	Pro forma for 12 months ended September 30, 2007	Forecasted for year ending December 31, 2008
Oil:
Oil revenues	$78,754	$91,343
Oil derivative financial instruments loss(1)	—	(20,960)

Total	$78,754	$70,383

Natural gas:
Natural gas revenues	$359,609	$400,421
Natural gas derivative financial instruments loss(1)	—	3,052

Total	$359,609	$403,473

Total operating revenue	$438,363	$473,856

(1)
Our pro forma operating revenues do not include gains or losses on derivative financial instruments. EXCO does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative's fair value as a component of earnings. Because the derivative financial instruments to be contributed to us have been commingled with the Retained Properties, the historical information associated with these derivative financial instruments is not available. Accordingly, we have omitted the effects of derivative financial instruments from our pro forma operating revenues.

          Interest Income.    After giving effect to this offering and the application of net proceeds, our pro forma cash balance will be approximately $435.0 million, all of which will be retained for expansion capital expenditures, including growth-oriented acquisitions. We expect to receive interest income on our average cash balance at a weighted average interest rate of approximately 5.0%. Because of our plan to fund expansion capital expenditures with excess working capital and this cash reserve, our cash balance may decrease over the year ending December 31, 2008, which would reduce our estimated interest income for that period.

  Capital Expenditures and Expenses

          Capital Expenditures.    Our estimated cash reserves for maintenance capital expenditures for the year ending December 31, 2008 of $123.3 million represents our estimate of the average annual maintenance capital expenditures necessary to maintain our production and reserves through 2012 based on the 2008 forecasted production level of 149.7 Mmcfe/d. We anticipate that we will need to replace approximately 18.3 Mmcfe/d of production in 2009 in order to keep our 2008 estimated average rate of production constant based on the forecasted average production of 149.7 Mmcfe/d and a 12.2% average natural decline rate for the forecasted period.

          We anticipate replacing declining production and reserves through the drilling and completing of wells on our undeveloped properties and through the acquisition of producing and non-producing oil and natural gas properties from EXCO and from third parties. We estimate that we will drill and complete 248 gross (237.3 net) wells during the forecast period at an aggregate cost of approximately $60.0 million based on an average net cost of approximately $253,000 per well. This estimated average cost per well is based the current average cost per well to drill and complete a well in our Appalachian operating area. The remaining $11.7 million of capital expenditures planned for 2008 consist of workovers, recompletions and other field-related costs. Although the $71.7 million to be spent in 2008 enables us to achieve our 2008 forecasted daily production rate over the forecast period, the remaining $51.6 million of cash reserves from operating cash flow will have to be spent on either acquisitions or increased drilling in future periods so that we can maintain this production level and our reserves over the long term. Although we anticipate making acquisitions during the year ending December 31, 2008, our forecast period does not reflect any acquisitions as we cannot assure you that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase contracts.

          Oil and Natural Gas Operating Costs.    The following table summarizes oil and natural gas operating costs on an aggregate basis and on a per Mcfe basis for the twelve months ended September 30, 2007, pro forma, and on a forecasted basis for the year ending December 31, 2008 (in thousands, except per Mcfe amounts):

	Pro forma for 12 months ended September 30, 2007	Forecasted for year ending December 31, 2008
Oil and natural gas operating costs	$78,365	$73,960
Oil and natural gas operating costs (per Mcfe)	1.28	1.35

          We estimate that our oil and natural gas operating costs for the year ending December 31, 2008 will be approximately $74.0 million. On a pro forma basis, for the twelve months ended September 30, 2007, operating expenses were $78.4 million with respect to the Partnership Properties. The $4.4 million decrease in forecasted oil and natural gas operating costs is mainly a result of lower forecasted volumes during the forecast period than the pro forma twelve months ended September 30, 2007. The increase in oil and natural gas operating costs on a per Mcfe basis is partly the result of recent increased salt water disposal costs, compression expenses and road repair costs in our East Texas/North Louisiana operating area, as well as a result of a higher proportion of production attributable to our Appalachian operating area in the forecast period than for the pro forma twelve months ended September 30, 2007. Our production in the Appalachian operating area has a higher per Mcfe operating cost than the production in our other areas.

          Production and Ad Valorem Taxes.    The following table summarizes production and ad valorem taxes before the effects of our derivative financial instruments on a pro forma basis for the twelve months ended September 30, 2007 and on a forecasted basis for the year ending December 31, 2008 (dollars in thousands):

	Pro forma for 12 months ended September 30, 2007	Forecasted for year ending December 31, 2008
Oil and natural gas revenues, excluding the effect of our derivative financial instruments	$438,363	$491,764
Production and ad valorem taxes	28,838	31,965
Production and ad valorem taxes as a percentage of revenue	6.6%	6.5%

          Our production taxes are calculated as a percentage of our oil and natural gas revenues, excluding the effects of our derivative financial instruments. In general, as prices and volumes increase, our production taxes increase. As prices and volumes decrease, our production taxes decrease. Additionally, production tax rates vary by state, and as revenues by state vary, our production taxes will increase or decrease. Ad valorem taxes are generally tied to the valuation of the oil and natural gas properties; however, these valuations are reasonably correlated to revenues, excluding the effects of our derivative financial instruments. As a result we are forecasting our ad valorem taxes as a percent of revenues, excluding the effects of our derivative financial instruments.

          General and Administrative Expenses.    We estimate that our general and administrative expenses for the year ending December 31, 2008 will be approximately $19.2 million, plus an additional $2.0 million of incremental general and administrative expenses that we expect to incur as a result of being a public partnership. We expect our incremental general and administrative expenses will include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, fees of independent directors, accounting fees, audit fees and legal fees. We intend to enter into an administrative services agreement with EXCO and our general partner, pursuant to which EXCO and its subsidiaries will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering for an initial monthly fee of $1.6 million. This $1.6 million fee also includes reimbursement for services provided under the master operating agreement pursuant to which, together with the administrative services agreement, EXCO operates substantially all of our assets. If our managing general partner grants awards of bonuses and unit-based compensation to employees of EXCO and its affiliates in the future, those awards may adversely impact our cash available for distribution. However, we have made no assumptions with respect to these items in the forecast because our managing general partner does not currently plan to grant such awards. Awards of bonuses and unit-based compensation granted during the year ending December 31, 2008 are not subject to a maximum amount, except that unit-based awards are limited under our long term incentive plan. On a pro forma basis, for the twelve months ended September 30, 2007, general and administrative expenses were approximately $19.2 million with respect to the Partnership Properties. See "Management — Reimbursement of Expenses," "— Executive Compensation" and "— Long Term Incentive Plan."

          Cash Interest Expense.    Because we do not assume any borrowings during the year ending December 31, 2008, we do not assume that we will incur any interest expense during the period. We will incur an unused commitment fee of approximately $1.1 million, or 0.375%, on an initial aggregate commitment of $300 million, under our revolving credit facility.

          Regulatory, Industry and Economic Factors.    Our forecast for the year ending December 31, 2008 is based on the following significant assumptions related to regulatory, industry and economic factors:

  •
  there will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business;

  •
  there will not be any major adverse change in commodity prices or the energy industry in general; and

  •
  market, insurance and overall economic conditions will not change substantially.

          Forecasted Distributions.    We expect that aggregate quarterly distributions on our common units and the 2% general partner interest for the year ending December 31, 2008 will be approximately $210.0 million. Quarterly distributions will be paid within 45 days after the close of each calendar quarter.

Sensitivity Analysis

          Our ability to generate sufficient cash from operations to pay distributions to our unitholders is a function of two primary variables: (i) production volumes and (ii) commodity prices, principally natural gas. In the paragraphs below, we discuss the impact that changes in either of these variables, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay the quarterly distributions on our outstanding common units for the year ending December 31, 2008 at the initial distribution rate.

  Production Volume Changes

          The following table shows estimated Adjusted EBITDA under various assumed production levels for the year ending December 31, 2008. The estimated Adjusted EBITDA amounts shown below are based on the assumptions used in our forecast.

Percentage of forecasted net production	90%	100%	110%

Forecasted net production:
Oil (Mbbl)	937.2	1,041.3	1,145.4
Natural gas (Mmcf)	43,682.4	48,535.9	53,389.5
Total (Mmcfe)	49,305.6	54,783.7	60,261.9
Oil (Bbl/d)	2,561.0	2,845.0	3,130.0
Natural gas (Mmcf/d)	119.4	132.6	145.9
Total (Mmcfe/d)	134.7	149.7	164.7
NYMEX oil price (per Bbl)	$90.38	$90.38	$90.38
Realized oil price (per Bbl) (excluding derivatives)	$87.72	$87.72	$87.72
Realized oil price (per Bbl) (including derivatives)	$65.36	$67.59	$69.42
NYMEX natural gas price (per Mmbtu)	$8.23	$8.23	$8.23
Realized natural gas price (per Mcf) (excluding derivatives)	$8.25	$8.25	$8.25
Realized natural gas price (per Mcf) (including derivatives)	$8.32	$8.31	$8.31
	(in thousands)
Oil and natural gas revenue	$442,591	$491,764	$540,937
Cash settlements of derivatives	(17,908)	(17,908)	(17,908)
Interest income	22,984	23,973	24,963

Total revenue	447,667	497,829	547,992
Oil and natural gas operating costs	(66,563)	(73,960)	(81,354)
Production and ad valorem taxes	(28,768)	(31,965)	(35,161)
General and administrative expenses	(21,200)	(21,200)	(21,200)

Estimated Adjusted EBITDA	$331,136	$370,704	$410,277

Minimum Estimated Adjusted EBITDA	$336,590	$336,590	$336,590
Excess cash available for distribution	$(5,454)	$34,114	$73,687

  Commodity Price Changes

          The following table shows estimated Adjusted EBITDA under various assumed NYMEX oil and natural gas prices for the year ending December 31, 2008. For the year ending December 31, 2008, we will assume from EXCO derivative financial instruments covering 45.9 Bcfe, or approximately 84% of our estimated total production, at a fixed price of $8.62 per Mcfe. In addition, the estimated Adjusted EBITDA amounts shown below are based on forecasted realized commodity prices that take into account our average NYMEX commodity price differential assumptions. We have assumed no changes in our production based on changes in prices.

NYMEX natural gas price (per Mmbtu)	$6.00	$7.00	$8.00	$9.00
NYMEX oil price (per Bbl)	$50.00	$60.00	$70.00	$80.00

Forecasted net production:
Oil (Mbbl)	1,041.3	1,041.3	1,041.3	1,041.3
Natural gas (Mmcf)	48,535.9	48,535.9	48,535.9	48,535.9
Total (Mmcfe)	54,783.7	54,783.7	54,783.7	54,783.7
Oil (Bbl/d)	2,845.0	2,845.0	2,845.0	2,845.0
Natural gas (Mmcf/d)	132.6	132.6	132.6	132.6
Total (Mmcfe/d)	149.7	149.7	149.7	149.7
NYMEX oil price (per Bbl)	$50.00	$60.00	$70.00	$80.00
Realized oil price (per Bbl) (excluding derivatives)	$47.34	$57.34	$67.34	$77.34
Realized oil price (per Bbl) (including derivatives)	$60.91	$62.56	$64.22	$65.87
NYMEX natural gas price (per Mmbtu)	$6.00	$7.00	$8.00	$9.00
Realized natural gas price (per Mcf) (excluding derivatives)	$5.73	$6.86	$7.99	$9.12
Realized natural gas price (per Mcf) (including derivatives)	$7.66	$7.95	$8.25	$8.54
	(in thousands)
Oil and natural gas revenue	$327,406	$392,664	$457,923	$523,181
Cash settlements of derivatives	107,937	58,550	9,163	(40,224)
Interest income	23,260	23,558	23,856	24,154

Total revenue	458,603	474,772	490,942	507,111
Oil and natural gas operating costs	(73,958)	(73,958)	(73,958)	(73,958)
Production and ad valorem taxes	(21,281)	(25,523)	(29,765)	(34,007)
General and administrative expenses	(21,200)	(21,200)	(21,200)	(21,200)

Estimated Adjusted EBITDA	$342,164	$354,091	$366,019	$377,946

Minimum Estimated Adjusted EBITDA	$336,590	$336,590	$336,590	$336,590
Excess cash available for distribution	$5,574	$17,501	$29,429	$41,356

          In order to address, in part, volatility in natural gas prices, we have implemented a commodity price risk management program that is intended to reduce the volatility in our revenues due to short term changes in natural gas prices. Under that program, we have adopted a policy under which we intend to enter into derivative financial instruments covering the prices for approximately 80% to 90% of our expected production from proved producing reserves for a period of at least three years, as appropriate. In addition, we may use NYMEX options on the balance of our production. Implementation of such policy will mitigate, but will not eliminate, our sensitivity to short term changes in prevailing natural gas prices.

          As NYMEX oil and natural gas prices decline, our estimated Adjusted EBITDA does not decline proportionately for two reasons: (1) the effects of our derivative financial instruments and (2) production taxes, which are calculated as a percentage of our oil and natural gas revenues, excluding the effects of our derivative financial instruments, and which decrease as commodity prices decline. Furthermore, we have assumed no changes in production or oil and natural gas operating costs during the year ending December 31, 2008. However, over the long term, a sustained decline in oil and natural gas prices would likely lead to a decline in production and oil and natural gas operating costs as well as a reduction in our realized oil and natural gas prices. Therefore, the foregoing table is not illustrative of the potential effects of changes in commodity prices for periods subsequent to December 31, 2008.

HOW WE MAKE CASH DISTRIBUTIONS

          Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

          General.    Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending March 31, 2008, we distribute all of our available cash to unitholders of record on the applicable record date.

          Definition of Available Cash.    We define available cash in our partnership agreement, and it generally means all cash on hand at the end of that quarter:

  •
  less the amount of cash reserves established by our general partner to:

  •
  provide for the proper conduct of our business (including for acquisitions and other capital expenditures and for anticipated future credit needs);

  •
  comply with applicable law, any of our debt instruments or other agreements; and

  •
  provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

  •
  plus, if our general partner so determines, all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

          Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months, other than from additional working capital borrowings.

          General Partner Interest.    Initially, our general partner will be entitled to 2% of all quarterly distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2% general partner interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

          Incentive Distribution Rights.    In addition, our general partner holds incentive distribution rights, which are non-voting limited partner interests representing the right to receive an additional 8% of quarterly distributions of cash we distribute from operating surplus to unitholders in excess of a quarterly target distribution level of $0.385 per common unit. Assuming that our general partner maintains its general partner interest in us at 2%, the maximum distribution percentage it can receive is 10%.

Operating Surplus and Capital Surplus

          General.    As described below under "— Characterization of Cash Distributions," all cash we distribute to unitholders will be characterized as either "operating surplus" or "capital surplus." Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

          Operating Surplus.    We define operating surplus in our partnership agreement, and it generally means:

  •
  $             ; plus

  •
  all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, which generally consist of:

  •
  borrowings that are not working capital borrowings;

  •
  sales of equity and debt securities;

  •
  sales or other dispositions of assets for cash outside the ordinary course of business or not as part of normal retirement or replacement of assets;

  •
  the termination of a derivative financial instrument prior to its specific termination date;

  •
  capital contributions received; and

  •
  corporate reorganization or restructurings;

  provided that cash receipts from the termination of a derivative financial instrument prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such derivative financial instrument; plus

  •
  working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

  •
  cash distributions paid on equity issued to finance all or a portion of the construction, acquisition or improvement of a capital asset (such as equipment or reserves) during the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset is placed into service (or, with respect to non-producing reserves, the date the reserves begin producing hydrocarbons in commercial quantities) or the date that it is abandoned or disposed of; less

  •
  our operating expenditures after the closing of this offering; less

  •
  the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

  •
  all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve month period with the proceeds of additional working capital borrowings.

          Working capital borrowings are short term borrowings that we make in order to finance our operations or pay distributions to our partners. Working capital borrowings increase operating surplus and repayment of these borrowings decreases operating surplus. Because of fluctuations in our working capital, we may make short term working capital borrowings in order to level out our distributions from quarter to quarter.

          If a working capital borrowing is not repaid during the twelve month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

          As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we

choose, to distribute as operating surplus up to $             million of cash we receive in the future from non-operating sources such as asset sales (other than sales of oil and natural gas production), issuances of securities and long term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities in operating surplus would be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions we receive from non-operating sources.

          Operating Expenditures.    We define operating expenditures in our partnership agreement, and it generally means all of our expenditures, including lease and well operating expenses, taxes, reimbursements of expenses to our general partner, payments made in the ordinary course of business under derivative financial instruments (provided that payments made to purchase or otherwise enter into a commodity or interest rate derivative financial instrument shall be included in operating expenditures in quarterly annual installments over the stated life of such derivative financial instrument), estimated maintenance capital expenditures, director and officer compensation, repayment of working capital borrowings and debt service payments. Operating expenditures will not include:

  •
  actual repayment of working capital borrowings deducted from operating surplus that were deemed to have been repaid at the end of the twelve month period following the borrowing;

  •
  payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

  •
  actual maintenance capital expenditures;

  •
  expansion capital expenditures;

  •
  investment capital expenditures;

  •
  payment of transaction expenses relating to transactions that do not generate operating surplus;

  •
  non-pro rata repurchases of units made with the proceeds of a substantially concurrent equity issuance; or

  •
  distributions to partners.

          Part of our business strategy is to limit our exposure to volatility in commodity prices by entering into derivative financial instruments. In general, all of the payments we make or receive under derivative financial instruments, including periodic settlement payments, the purchase price of put contracts and payments made or received in connection with the termination of derivative financial instruments, will be added or deducted in the determination of operating surplus on the date the payment is received or made, provided that cash receipts from the termination of a derivative financial instrument prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such derivative financial instrument.

          Maintenance Capital Expenditures.    For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain, including over the long term, our asset base. Examples of maintenance capital expenditures include capital expenditures to replace oil and natural gas production and reserves, whether through the development, exploitation and production of an existing oil or natural gas property or the acquisition or development of a new oil or natural gas property, as well as capital expenditures to maintain and replace equipment used in our oil and natural gas operations. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of a replacement asset during the period from such financing until the earlier to occur of the date any such replacement asset is placed into service (or, with respect to non-producing reserves, the date the reserves begin producing hydrocarbons in commercial quantities) or the date that it is abandoned or disposed of. Plugging and abandonment costs will also constitute maintenance capital expenditures. Expansion capital expenditures and investment capital expenditures will not be considered maintenance capital expenditures.

          Estimated Maintenance Capital Expenditures.    Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus as they were incurred. As a result, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our managing general partner at least once a year, provided that any change is approved by the board's conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read "Cash Distribution Policy and Restrictions on Distributions."

          The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

  •
  it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the initial quarterly distribution to be paid on all the units and our general partner's 2% general partner interest for that quarter and subsequent quarters;

  •
  it will reduce our need to borrow under our revolving credit facility to pay distributions;

  •
  it could increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

  •
  it may make it more difficult for us to raise our distribution rate above the initial quarterly distribution rate and pay incentive distributions to our general partner.

          Expansion Capital Expenditures.    Expansion capital expenditures are those capital expenditures that we expect will increase our asset base over the long term. Examples of expansion capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interests, or the development, exploitation and production of an existing leasehold interest, to the extent such expenditures are incurred to increase our asset base. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement is placed into service (or, with respect to non-producing reserves, the date the reserves begin producing hydrocarbons in commercial quantities) or the date that it is abandoned or disposed of. Maintenance capital expenditures and investment capital expenditures will not be considered expansion capital expenditures.

          Investment Capital Expenditures.    Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of maintenance capital expenditures, but which are not expected to expand our asset base for more than the short term.

          As described above, none of actual maintenance capital expenditures, investment capital expenditures or expansion capital expenditures are subtracted from operating surplus. Because actual maintenance capital expenditures, investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all of the portion of the construction, replacement or improvement of a capital asset (such as reserves or equipment) during the period from such financing until the earlier to occur of the date any such capital asset is placed into service (or, with respect to non-producing reserves, the date the reserves begin producing hydrocarbons in commercial quantities) or the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus (except, in the case of maintenance capital expenditures, to the extent such interest payments and distributions are included in estimated maintenance capital expenditures).

          Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by the board of directors of our managing general partner, subject to approval by the board's conflicts committee. The board, subject to approval by its conflicts committee, will also determine the period in which any such capital expenditures consisting of maintenance capital expenditures will be included in estimated maintenance capital expenditures and deducted as an operating expenditure in calculating operating surplus.

          Characterization of Cash Distributions.    Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $             million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as certain types of asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash from Operating Surplus

          Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter in the following manner:

  •
  first, 98% to all unitholders, pro rata and 2% to the general partner, until we distribute for each outstanding unit an amount equal to $0.385; and

  •
  thereafter, 90% to all unitholders, pro rata, 8% to the holder of the incentive distribution rights, and 2% to the general partner.

          The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities. In the event that we issue additional units and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest, then the general partner's initial 2% general partner interest in these distributions will be reduced and distributions to unitholders will increase by an equivalent amount.

Distributions from Capital Surplus

          How Distributions from Capital Surplus Will Be Made.    Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

  •
  first, 98% to all unitholders, pro rata and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

  •
  thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

          The preceding discussion is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities. If we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest, then the general partner's initial 2% general partner interest in these distributions will be reduced and distributions to unitholders will increase by an equivalent amount.

          Effect of a Distribution from Capital Surplus.    Our partnership agreement treats a distribution of capital surplus as the repayment of the initial common unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per common unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the target distribution level will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the target distribution level, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the target distribution level.

          Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the target distribution level will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 90% being paid to the holders of units, 8% to the holder of the incentive distribution rights and 2% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Adjustment to the Target Distribution Level

          In addition to adjusting the target distribution level to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

  •
  the target distribution level of $0.385; and

  •
  the unrecovered initial unit price.

          For example, if a two-for-one split of the common units should occur, the target distribution level and the unrecovered initial unit price would each be reduced to 50% of its initial level. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

          In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the target distribution level for each quarter will be reduced by multiplying the target distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

          General.    If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

          Maintenance of Capital Accounts.    We will maintain capital accounts for each of our partners in accordance with the Treasury Regulations under Section 704 of the Internal Revenue Code. A common unitholder's initial capital account will be credited with the amount that unitholder paid for the common units, and the general partner's initial capital account will be credited with the fair market value of the property contributed by the general partner in exchange for all of the general partner's interests in us. Thereafter, the Treasury Regulations provide that a partner's capital account must be increased by (i) any additional amount of money (or fair market value of property) that such partner has contributed to the partnership and (ii) such partner's distributive share of partnership income and gain, including simulated gain and income and gain that is exempt from tax, and decreased by (x) the amount of money (or fair market value of property) distributed to such partner by the partnership, (y) such partner's distributive share of certain partnership expenditures that are neither deductible nor properly capitalized and (z) such partner's distributive share of partnership loss and deduction, including simulated loss and simulated depletion.

          Manner of Adjustments for Gain.    The manner of the adjustment for gain is set forth in our partnership agreement. We will allocate any gain to the partners in the following manner:

  •
  first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the unrecovered initial unit price; and

  •
  thereafter, 90% to all unitholders, pro rata, 8% to the holder of the incentive distribution rights and 2% to our general partner.

          The percentage interests set forth above for our general partner assume that our general partner maintains its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we did not issue additional classes of equity securities. If the aggregate amount of a partner's distributions and allocable share of losses, including simulated loss and simulated depletion, exceed such partner's aggregate capital contributions and distributive share of income and gain, including simulated gain and income and gain that is exempt from tax, that partner's capital account balance could be less than zero. Nonetheless, our partnership agreement includes specific allocations intended to prevent a limited partner from having a negative capital account. Only our general partner has an obligation to restore a negative capital account upon the liquidation of the partnership.

          Manner of Adjustments for Losses.    If our liquidation occurs we will generally allocate any loss to our general partner and the unitholders in the following manner:

  •
  first, 98% to holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

  •
  thereafter, 100% to our general partner.

          Adjustments to Capital Accounts.    Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner's capital account balances equaling the amount they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

          The following table presents selected historical financial information of EXCO Resources, Inc., our accounting predecessor, and selected pro forma financial information of EXCO Partners, LP for the periods and as of the dates presented.

          The selected historical financial information of our predecessor has been prepared on the following basis:

  •
  the historical financial information of EXCO Resources, Inc. as of and for the year ended December 31, 2002, the 209-day period from January 1, 2003 to July 28, 2003, the 156-day period from July 29, 2003 to December 31, 2003, the year ended December 31, 2004, the 275-day period from January 1, 2005 to October 2, 2005, the 90-day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006 is derived from the audited consolidated financial statements of EXCO Resources, Inc., which are included elsewhere in this prospectus; and

  •
  the historical financial information of EXCO Resources, Inc. as of and for the nine months ended September 30, 2006 and September 30, 2007 is derived from the unaudited condensed consolidated financial statements of EXCO Resources, Inc., which are included elsewhere in this prospectus.

          The selected pro forma financial information for the year ended December 31, 2006 and for the nine months ended September 30, 2007 is derived from the unaudited pro forma combined financial statements of EXCO Partners, LP, which are included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at or prior to the closing of this offering had taken place on September 30, 2007, in the case of the pro forma combined balance sheet, or as of January 1, 2006, in the case of the pro forma combined statements of operations for the year ended December 31, 2006 and for the nine months ended September 30, 2007. These transactions and other pro forma adjustments include:

  •
  the contribution to us of 100% of the ownership interests of the MLP operating subsidiaries by EXCO in exchange for:

  •
  the assumption of EXCO's revolving credit facility, which had an outstanding balance of $484.0 million as of September 30, 2007;

  •
  a cash payment equal to the difference between $1.0 billion and the outstanding balance of EXCO's revolving credit facility immediately prior to the closing of this offering, which payment would have equaled $516.0 million based on the balance as of September 30, 2007;

  •
  72,000,000 common units;

  •
  a 2% general partner interest; and

  •
  the incentive distribution rights;

  •
  the retention by EXCO of the Retained Properties;

  •
  our issuance of 75,000,000 common units to the public in this offering;

  •
  the completion of this offering and the use of proceeds from this offering as described in "Use of Proceeds";

  •
  adjustments to revenues and direct operating expenses for significant acquisitions completed by EXCO, which give effect to the results of operations as if those acquisitions had occurred on January 1, 2006;

  •
  adjustments for incremental general and administrative expenses for each of the significant acquisitions;

  •
  adjustments to depreciation, depletion and amortization expense for the Partnership Properties; and

  •
  adjustments for amortization of fees incurred in connection with the assumption of EXCO's revolving credit facility.

          This pro forma financial information relates to certain of EXCO's oil and natural gas properties and related assets located in its Appalachia, East Texas/North Louisiana, Mid-Continent and Permian operating areas, which EXCO will contribute to us upon closing of this offering. Due to the factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Results of Operations — Partnership Properties — Factors Affecting the Comparability of the Pro Forma Financial Results of EXCO Partners, LP to the Historical Financial Results of EXCO Resources, Inc.," our future results of operations will not be comparable to our predecessor's historical results. In addition, this pro forma financial information does not include the estimates of $2.0 million of annual incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.

          The selected pro forma financial information should not be considered as indicative of the historical results we would have had or the results we will have after this offering. You should read the following table in conjunction with "Prospectus Summary — Our Partnership Structure and Formation Transactions," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of EXCO Resources, Inc., and the unaudited pro forma combined financial statements of EXCO Partners, LP included elsewhere in this prospectus. Those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table. In addition, the historical financial statements of EXCO Resources, Inc. contain several different bases of accounting, which are described in the footnotes to the following table. EXCO has completed numerous acquisitions and dispositions since 2002 that materially impact the comparability of the following information between periods.

          The following table includes the non-GAAP financial measure of Adjusted EBITDA for certain of the periods presented. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. Please read "Prospectus Summary — Non-GAAP Financial Measures" for an explanation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	EXCO Resources, Inc. (Predecessor)									Pro forma EXCO Partners, LP
								Nine months ended
	Year ended December 31, 2002
		January 1 to July 28, 2003	July 29 to December 31, 2003(1)	Year ended December 31, 2004	January 1 to October 2, 2005	October 3 to December 31, 2005(2)	Year ended December 31, 2006(3)	September 30, 2006	September 30, 2007	Year ended December 31, 2006	Nine months ended September 30, 2007
	(in thousands, except per share/unit amounts)
Statement of Operations Information(4)
Revenues and other income (loss):
Oil and natural gas	$34,287	$22,403	$21,767	$141,993	$132,821	$70,061	$355,780	$234,634	$589,809	$500,433	$319,764
Gains (losses) on derivative financial instruments(5)	—	—	(10,800)	(50,343)	(177,253)	(256)	198,664	175,768	80,130	—	—
Other income (loss)	6,599	(1,129)	(141)	1,184	7,096	2,374	5,005	3,572	25,192	1,755	1,085

Total revenues and other income	40,886	21,274	10,826	92,834	(37,336)	72,179	559,449	413,974	695,131	502,188	320,849

Costs and expenses:
Oil and natural gas production costs	19,018	11,380	7,331	28,256	22,157	8,949	68,874	41,942	122,356	102,689	80,978
Depreciation, depletion and amortization expense	9,031	5,125	5,413	28,519	24,687	14,071	135,722	81,329	265,797	165,065	116,896
Accretion of discount on asset retirement obligations(6)	—	320	205	800	617	226	2,014	1,078	3,534	2,607	2,742
General and administrative expense(7)	6,777	11,347	3,874	15,466	89,442	6,375	41,206	20,828	46,175	19,200	14,400
Interest and other(8)	2,327	1,058	1,921	34,570	26,675	19,414	84,871	41,285	146,775	1,625	1,219

Total costs and expenses	37,153	29,230	18,744	107,611	163,578	49,035	332,687	186,462	584,637	291,186	216,235

Equity in income of an unconsolidated subsidiary	—	—	—	—	—	837	1,593	1,593	—	—	—

Income (loss) before income taxes	3,733	(7,956)	(7,918)	(14,777)	(200,914)	23,981	228,355	229,105	110,494	211,002	104,614
Income tax expense (benefit)	(2,672)	(181)	(7,764)	5,126	(63,698)	7,631	89,401	89,185	58,843	2,110	1,046

Income (loss) before discontinued operations and change in accounting principle	6,405	(7,775)	(154)	(19,903)	(137,216)	16,350	—	—	—	—	—

Discontinued operations:(9)
Income (loss) from operations	(11,382)	13,534	6,217	36,274	(4,403)	—	—	—	—	—	—
Gain on disposition of Addison Energy Inc.	—	—	—	—	175,717	—	—	—	—	—	—
Income tax expense (benefit)	(4,010)	4,982	1,917	10,358	49,282	—	—	—	—	—	—

Income (loss) from discontinued operations	(7,372)	8,552	4,300	25,916	122,032	—	—	—	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(967)	777	4,146	6,013	(15,184)	16,350	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	255	—	—	—	—	—	—	—	—	—

Net income (loss)	(967)	1,032	4,146	6,013	(15,184)	16,350	138,954	139,920	51,651	208,892	103,568
Dividends on preferred stock	5,256	2,620	—	—	—	—	—	—	(97,968)	—	—

Earnings (loss) on common stock/units	$(6,223)	$(1,588)	$4,146	$6,013	$(15,184)	$16,350	$138,954	$139,920	$(46,317)	$208,892	$103,568

Basic earnings (loss) per share/unit from continuing operations	$0.16	$(1.25)	$—	$(0.17)	$(1.18)	$0.35	$1.44	$1.46	$(0.44)	$1.39	$0.69
Basic earnings (loss) per share/unit — total	$(0.88)	$(0.19)	$0.04	$0.05	$(0.13)	$0.35	$1.44	$1.46	$(0.44)	$1.39	$0.69
Diluted earnings (loss) per share/unit from continuing operations	$0.16	$(1.25)	$—	$(0.17)	$(1.18)	$0.35	$1.41	$1.43	$(0.44)	$1.39	$0.69
Diluted earnings (loss) per share/unit — total	$(0.88)	$(0.19)	$0.04	$0.05	$(0.13)	$0.35	$1.41	$1.43	$(0.44)	$1.39	$0.69
Weighted average common and common equivalent shares/units outstanding:
Basic	7,061	8,084	115,947	115,947	116,504	47,222	96,727	96,144	104,311	150,000	150,000
Diluted	7,061	8,084	115,947	115,947	116,504	47,222	98,453	97,571	104,311	150,000	150,000
Statement of Cash Flows Information:
Net cash provided by (used in):
Operating activities(10)	$31,660	$20,418	$21,495	$118,528	$(81,122)	$8,177	$227,659	$172,894	$380,298	N/A	N/A
Investing activities	(76,397)	(23,520)	(237,623)	(381,476)	337,880	(13,337)	(1,791,517)	(526,286)	(2,028,552)	N/A	N/A
Financing activities	45,928	9,982	214,284	283,708	(47,035)	(4,018)	1,359,727	149,130	1,772,229	N/A	N/A
Other Financial Information:
Adjusted EBITDA(11)				$73,372	$91,797	$37,108	$286,660	$189,013	$538,149	$380,299	$225,471

	EXCO Resources, Inc. (Predecessor)						Pro forma EXCO Partners, LP
	December 31,
						September 30, 2007	September 30, 2007
	2002	2003	2004	2005	2006
	(in thousands)
Balance Sheet Information(1)(2)(3)(4):
Current assets	$26,168	$31,641	$75,877	$342,525	$236,710	$446,286	$453,731
Total assets	241,174	505,056	922,052	1,530,493	3,707,057	5,831,694	2,766,702
Current liabilities	33,193	45,188	105,695	465,725	190,924	251,798	24,070
Long term debt, less current maturities	97,943	99,470	487,453	461,802	2,081,653	1,980,480	—
Preferred stock	101,175	—	—	—	—	1,992,113	—
Total shareholders'/partners' equity	99,884	183,895	203,885	370,882	1,179,850	1,144,767	2,686,268
Total liabilities and shareholders'/partners' equity	241,174	505,056	922,052	1,530,493	3,707,057	5,831,694	2,766,702

(1)
Transaction completed on July 29, 2003 whereby EXCO Holdings Inc., a private company formed by EXCO's Chief Executive Officer, Douglas H. Miller, completed the acquisition of EXCO's common stock which was then traded on the Nasdaq, was accounted for as a purchase in accordance with Statement of Financial Accounting Standard No. 141 — "Business Combinations," or SFAS 141. Pursuant to SFAS 141, EXCO allocated the purchase price to the assets acquired and the liabilities assumed based upon estimated fair values at the date of acquisition. Consequently, EXCO's financial position and operating results subsequent to July 28, 2003 reflect a new accounting basis of accounting and are not comparable to prior periods. Concurrently with this transaction, EXCO ceased to account for its derivative financial instruments using hedge accounting. Instead, any change in the fair value is recognized directly through the statement of operations. See "Management's discussion and analysis of financial condition and results of operations — Critical accounting policies — Accounting for Derivatives" for a description of this accounting method.

(2)
On October 3, 2005, EXCO Holdings Inc. the private parent of EXCO was acquired by EXCO Holdings II Inc., a private company formed by EXCO's management in an equity buyout, or the Equity Buyout. EXCO Holdings Inc. was the survivor of this transaction. This transaction resulted in a change of control and a change in the accounting basis effective October 3, 2005. The Equity Buyout was accounted for as a purchase in accordance with SFAS No. 141.

(3)
On February 14, 2006, EXCO completed an initial public offering of 53,615,200 shares of its common stock, including shares issued in connection with an exercise of an over-allotment option by the underwriters of the initial public offering. Upon consummation of the initial public offering, EXCO Holdings Inc. merged with and into EXCO, with EXCO being the surviving corporation.

(4)
EXCO has completed numerous acquisitions and dispositions since January 1, 2002 that materially impact the comparability of the selected financial information between periods.

(5)
Our pro forma statements of operations do not include gains or losses on derivative financial instruments. EXCO does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative's fair value as a component of earnings. Because the derivative financial instruments to be contributed to us have been commingled with the Retained Properties, the historical information associated with these derivative financial instruments is not available. Accordingly, we have omitted the effects of derivative financial instruments from our pro forma statements of operations.

(6)
EXCO adopted SFAS No. 143, "Accounting for asset retirement obligations," or SFAS No. 143, on January 1, 2003. See "Note 2. Summary of significant accounting policies — Deferred abandonment and asset retirement obligations" in the notes to EXCO's consolidated financial statements included in this prospectus.

(7)
The 275-day period from January 1, 2005 to October 2, 2005 includes non-cash share-based compensation of $44.1 million and Equity Buyout compensation expenses of $29.6 million. EXCO adopted SFAS No. 123(R), "Share-Based Payments" on October 3, 2005. Share-based compensation pursuant to SFAS No. 123(R) included in general and administrative expenses is $2.2 million and $6.5 million for the 90-day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively. See "Note 2. Summary of significant accounting policies — stock options" in the notes to our consolidated financial statements included in this prospectus.

(8)
Interest expense for the nine months ended September 30, 2007 includes charges of $32.1 million incurred during the first quarter of 2007. Expenses associated with payoffs of existing indebtedness included a $13.0 million early redemption premium, a $9.2 million write-off of deferred financing costs, and a $3.0 million write-off of unamortized original issue discount. In addition, $6.9 million of commitment fees were expenses in connection with prior debt arrangements that were terminated.

(9)
Reflect the reclassification to discontinued operations of the results of operations of Addison Energy Inc., EXCO's wholly-owned Canadian subsidiary, which was acquired in April 2001 and disposed of in February 2005.

(10)
Cash used in operating activities for the 275-day period ended October 2, 2005 includes $52.6 million related to the termination of derivative financial instruments and $50.1 million for income taxes related to the sale of Addison Energy Inc.

(11)
Please see "Non-GAAP Financial Measures" for definitions of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, our most directly comparable GAAP financial performance and liquidity measures, for each of the periods indicated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The historical financial statements included elsewhere in this prospectus reflect the assets, liabilities and operations of our predecessor, EXCO, and the revenues and direct operating costs of significant acquisitions of oil and natural gas properties by EXCO, some of which will be contributed to us as part of the Partnership Properties. In connection with this offering, proved oil and natural gas properties representing approximately 49.0% of our predecessor's total estimated proved reserves as of September 30, 2007 will be contributed to us. Because the Partnership Properties represent a significant portion of EXCO's total proved reserves, we have deemed EXCO to be our predecessor for accounting purposes and have presented EXCO's historical financial statements for purposes of this offering. However, because the historical results of our predecessor include combined information for both a portion of the Partnership Properties and the Retained Properties, our predecessor's historical results of operations will not be indicative of future results and will not be comparable to our pro forma or future results of operations. The following discussion and analysis should be read in conjunction with the "Selected Historical and Pro Forma Consolidated Financial Information" and the accompanying financial statements and related notes to those statements included elsewhere in this prospectus.

Partnership Overview

          We are a Delaware limited partnership formed by EXCO on September 4, 2007 to acquire, exploit and develop oil and natural gas properties. In connection with this offering, EXCO will contribute proved developed producing oil and natural gas wellbores to us in its East Texas/North Louisiana, Mid-Continent and Permian operating areas. EXCO will also contribute to us all of its properties, including its undeveloped properties, in its Appalachian operating area. Our primary business objective is to maintain our asset base over the long term in a manner that will allow us to make quarterly cash distributions to our unitholders at the initial quarterly distribution rate of $0.35 per common unit and, over time, to grow our asset base to enable us to increase our quarterly cash distribution rate.

  Partnership Properties

          All of the Partnership Properties were acquired or developed by EXCO. These properties consist of working interests in 8,912 producing wells, of which we owned an 80% average working interest. As of September 30, 2007, the Partnership Properties contained an inventory of 4,907 drilling locations in Appalachia, of which 1,844 were proved, representing approximately 177.4 Bcfe, or 20%, of our total proved reserves. Total estimated proved reserves associated with the Partnership Properties were approximately 871.6 Bcfe, of which 92% were natural gas and 80% were classified as proved developed.

          Of our total estimated proved reserves, 425.0 Bcfe, or 48.8%, are located in the Appalachia area; 156.8 Bcfe, or 18.0%, are located in the East Texas/North Louisiana area; 258.6 Bcfe, or 29.7%, are located in the Mid-Continent area; and 31.2 Bcfe, or 3.5%, are located in the Permian area. Our total estimated proved reserves represented approximately 49.0% of EXCO's total estimated proved reserves as of September 30, 2007. EXCO is the operator of 8,076 of our total wells, which represented 94% of our total estimated proved reserves as of September 30, 2007. Based on our average pro forma net daily production for the month of September 2007 of 166.1 Mmcfe/d, the total estimated proved reserves associated with the Partnership Properties had a reserve-to-production ratio of 14.4 years.

          We will conduct our operations through, and our operating assets are owned by, our subsidiaries. We will own, directly or indirectly, all of the ownership interests in our operating subsidiaries. We, our subsidiaries and our general partner do not have any employees. We intend to enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering. We also intend to enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets. Under the master operating agreement and the administrative services agreement, we will reimburse EXCO for its costs in providing services to us as well as for all direct and indirect expenses incurred by EXCO on our behalf. Please read "Certain Relationships and Related Party Transactions." We are also a party to joint operating agreements with third parties under which those third parties operate some of our properties.

  Retained Properties

          EXCO will retain certain oil and natural gas properties, midstream gathering systems and other assets after this offering. We refer to these assets collectively as the Retained Properties. The Retained Properties will include oil and natural gas assets with estimated proved reserves of 906.4 Bcfe as of September 30, 2007. The oil and natural gas properties included in the Retained Properties consist primarily of (i) EXCO's undeveloped properties in its operating areas other than Appalachia, which are not being contributed to us at this time due to the relatively significant levels of capital expenditures required to further develop the undeveloped properties and realize meaningful production, and (ii) recently drilled properties, which are not being contributed to us at this time because production from those properties is presently in a higher rate of production decline than we consider appropriate for the Partnership Properties.

How We Evaluate Our Operations

          We use a variety of financial and operational metrics to assess the performance of our oil and natural gas operations. Among these measures are the following:

  •
  volumes of oil and natural gas produced and realized prices on the sale of oil and natural gas;

  •
  effects of the use of derivative financial instruments;

  •
  expenses incurred in the operation of oil and natural gas properties;

  •
  production and ad valorem taxes; and

  •
  general and administrative expenses.

  Oil and Natural Gas Production and Prices

          Under our master operating agreement, EXCO will agree to purchase all of our oil and natural gas production that it is able to resell to its customers and will remit the resale proceeds to us, net of applicable marketing fees payable to it. EXCO will sell the majority of the oil and natural gas we produce under individually negotiated contracts using market-sensitive pricing. Those contracts will vary in length from spot market sales of a single day to term agreements that may extend for a year or more. EXCO's customers include utilities, natural gas marketing companies and, to a lesser extent, a variety of commercial and industrial end users. The contracts will define the terms and conditions unique to each of these sales. The prices received for oil and natural gas sold on the spot market vary daily, reflecting changing market conditions.

          Factors Affecting Oil and Natural Gas Prices at the Wellhead.    Our oil and natural gas production is sold to EXCO, who then resells it to a variety of purchasers. The prices of crude oil and natural gas at the wellhead are determined by two primary factors: quality of the oil and natural gas and the location of the well relative to the consuming markets.

  •
  Crude Oil Prices. The NYMEX futures price of crude oil is a widely used benchmark in the pricing of domestic and imported crude oil in the United States. Several factors impact the price of crude oil, including the quality of the crude oil and the proximity to major consuming markets. The principal characteristics affecting the price of crude oil are (1) the API gravity, which determines the value of the products that can be refined from the oil, (2) the sulfur content of the crude oil and (3) the proximity of the crude oil production to major consuming and refining markets.

  •
  Natural Gas Prices. The NYMEX futures price of natural gas is a widely used benchmark in the pricing of natural gas in the United States. The principal characteristics of natural gas affecting its price are (1) the Btu content of the natural gas, which is a measure of its heating value, (2) the percentage of the sulfur content in the natural gas, by volume, and (3) the proximity of the natural gas to major consuming markets.

          In the past, prices of oil and natural gas have been extremely volatile, and we expect this volatility to continue. For example, during the nine months ended September 30, 2007, the NYMEX Henry Hub natural gas price ranged from a high of $8.19 per Mmbtu to a low of $5.38 per Mmbtu, while the NYMEX West Texas Intermediate crude oil price ranged from a high of $83.32 per barrel to a low of $50.48 per barrel. For the five years ended December 31, 2006, the NYMEX Henry Hub natural gas price ranged from a high of $15.38 per Mmbtu to a low of $1.91 per Mmbtu, while the NYMEX West Texas Intermediate crude oil price ranged from a high of $77.03 per barrel to a low of $17.97 per barrel.

          The book value of the Partnership Properties is based on the historical cost of EXCO's oil and natural gas properties. EXCO requested, and received from the SEC, a temporary exemption for recent significant acquisitions that included a portion of the Partnership Properties. To the extent this temporary exemption cannot be allocated to Partnership Properties, we may be required to recognize a non-cash full cost ceiling test impairment. If such a write-down were to occur, we would not expect an adverse effect on our ability to make cash distributions to our unitholders.

  Derivative Financial Instruments

          We use derivative financial instruments to manage price fluctuations and achieve a more predictable cash flow. These instruments limit our exposure to declines in prices, but also limit the benefits if prices increase. When prices for oil and natural gas are volatile, a significant portion of the effect of derivative financial instruments management activities consists of non-cash income or expenses due to changes in the fair value of derivative financial instruments. Recognized gains or losses only arise from payments made or received on monthly settlements or if a derivative financial instrument is terminated prior to its expiration. Please read "— Derivative Financial Instruments — Partnership Properties." EXCO will contribute certain derivative financial instruments to us in connection with the closing of this transaction. We currently plan to enter into derivative financial instruments that, when combined with the derivative financial instruments contributed to us by EXCO, will cover approximately 80% to 90% of our estimated future production from the Partnership Properties for the next three years.

          Our natural gas production in Appalachia has historically received a price premium from the NYMEX price, generally referred to as a basis differential, due to the proximity of our Appalachian production to the major gas consuming markets located in the northeastern United States relative to the Henry Hub, which is located in Louisiana. However, our East Texas/North Louisiana, Mid-Continent and Permian natural gas production has historically sold at a negative basis differential from the NYMEX price primarily due to the distance of our production in those basins relative to the Henry Hub. These basis differentials reduce the ability of our derivative financial instruments to mitigate our commodity price exposure because our derivative financial instruments are not based on the actual prices that we receive.

  Oil and Natural Gas Operating Costs

          Oil and natural gas operating costs are the costs incurred in the operation of producing oil and natural gas properties. Typically, direct labor, utilities, materials and supplies, chemicals and water injection and disposal are significant components of our oil and natural gas operating costs. We typically evaluate our oil and natural gas operating costs on a per Mcfe basis. This unit rate allows us to monitor these costs in certain fields and geographic areas to identify trends and to benchmark against other producers.

  Production and Ad Valorem Taxes

          Production taxes are set by state and local governments and vary as to the tax rate and value to which that rate is applied. Ad valorem taxes are based partially on the value of oil and natural gas reserves, which can fluctuate significantly based on commodity prices. Due to volatility in the prices of oil and natural gas, the values upon which ad valorem taxes in certain states are computed can vary significantly between periods. We typically evaluate our production and ad valorem taxes as a percentage of revenue (before the impacts of derivative financial instruments).

  General and Administrative Expenses

          General and administrative expenses represent all other costs which cannot be be specifically assigned to a producing oil and natural gas property, but are essential to managing and administering our assets and business. The majority of general and administrative expenses are represented by salaries and related personnel benefits, office rents and information technology related expenses.

Outlook

          On average, oil and natural gas prices have increased significantly since the beginning of 2004, but remain volatile. Significant factors that will impact near-term commodity prices include political developments in Iraq, Iran and other oil producing countries, the extent to which members of the OPEC and other oil exporting nations are able to manage oil supply through export quotas and variations in key North American natural gas and refined products supply and demand indicators. A substantial portion of our estimated production is currently covered by derivative financial instruments through 2009, and we have adopted a commodity price risk management program under which we intend to enter into additional derivative financial instruments that, when combined with the derivative financial instruments contributed to us by EXCO, will cover approximately 80% to 90% of our estimated production for the next three years to mitigate the impact of price volatility on our oil and natural gas revenues.

          The increase in commodity prices has resulted in increased drilling activity and demand for drilling and operating services and equipment in our operating areas. Due to the expected continued favorable commodity price environment and related demand pressures, we anticipate drilling service and labor costs, as well as costs of equipment and raw materials, to remain at or exceed the levels experienced in 2007.

          We expect to fund our 2008 maintenance capital expenditures with cash generated from operations. We also estimate that we will have sufficient cash flow from operations after funding these capital expenditures to enable us to make quarterly distributions to our unitholders at the initial quarterly distribution rate through the year ending December 31, 2008. See "Cash Distribution Policy and Restrictions on Distributions."

          We expect to pursue asset acquisition opportunities in 2008, but expect to confront intense competition for these assets. We believe that our structure as a pass-through vehicle for tax purposes will allow us to have a lower cost of capital for acquisition opportunities than many of our taxable competitors.

Pro Forma Results of Operations — Partnership Properties

          The discussion of the results of operations and period-to-period comparisons presented below covers the pro forma results of EXCO Partners, LP. These pro forma results may not be indicative of future results or of actual historical results had the Partnership Properties been contributed to us on January 1, 2006. Please see "Selected Historical and Pro Forma Financial Information" for financial information relating to EXCO Partners, LP as of the dates and for the periods indicated.

  Factors Affecting the Comparability of the Pro Forma Financial Results of EXCO Partners, LP to the Historical Financial Results of EXCO Resources, Inc.

          Our pro forma results of operations and our future results of operations may not be comparable to the historical results of operations for EXCO, our predecessor, for the periods presented primarily for the reasons described below.

  •
  Approximately 49.0% of EXCO's total estimated proved reserves as of September 30, 2007, will be contributed to us upon the closing of this offering. Accordingly, the historical results of operations of our predecessor reflect a larger business than the Partnership Properties contributed to us.

  •
  The historical results of EXCO for the nine month period ended September 30, 2007 include six months of results attributable to EXCO's acquisition of the Anadarko Vernon Operations on March 30, 2007. None of the properties acquired by EXCO in the acquisition of the Anadarko Vernon Operations are included in the Partnership Properties.

  •
  The historical results of operations of EXCO reflect the acquisition of the Anadarko Southern Gas Operations on May 2, 2007. As a result, EXCO's results of operations for the nine month period ended September 30, 2007 only reflect five months of, and its results of operations for the year ended December 31, 2006 do not reflect any results attributable to, this significant acquisition. Because all of the proved developed properties acquired by EXCO in the acquisition of the Anadarko Southern Gas Operations are included in the Partnership Properties, our pro forma results of operations for the year ended December 31, 2006 and the nine month period ended September 30, 2007 reflect the results of operations from these properties.

  •
  During the periods presented for EXCO's historical results of operations, EXCO made a number of other significant acquisitions, including the October 2, 2006 acquisition of Winchester Production Company, and incurred significant indebtedness in connection with such acquisitions, resulting in lack of comparability of EXCO's historical results of operations among the periods presented and between EXCO's historical results of operations and our pro forma results of operations. Approximately 27% of the proved reserves from the Winchester acquisition will be contributed to us.

  •
  Our pro forma results of operations for the year ended December 31, 2006 and the nine month periods ended September 30, 2006 and 2007 do not reflect any impacts of derivative financial instruments. EXCO uses derivative financial instruments to manage price fluctuations and will contribute certain derivative financial instruments to us upon closing of this offering. However, since EXCO does not designate its derivative financial instruments as hedges, the historical impact of these derivative financial instruments cannot be specifically identified to the Partnership Properties.

  •
  The rate of decline in production from year to year and the amount of capital investment required to develop and produce our reserves is expected to be significantly less than the historical decline rate and capital expenditures of EXCO because the Partnership Properties are predominantly mature producing properties, which have lower decline rates and lower required capital investment than the Retained Properties.

  Summary

          The following table presents our pro forma production, revenues and prices (before the impact of derivative financial instruments), oil and natural gas operating costs, production and ad valorem taxes and general and administrative expenses for the year ended December 31, 2006 and the nine month periods ended September 30, 2006 and 2007:

	Pro forma
		Nine months ended September 30,
	Year ended December 31, 2006
		2006	2007
	(dollars in thousands, except per unit amounts)
Production:
Oil (Mbbls)	1,375	1,024	919
Natural gas (Mmcf)	58,157	43,318	38,552
Total production (Mmcfe)	66,407	49,462	44,066
Average daily production (Mmcfe/d)	181.9	181.2	161.4
Oil and natural gas revenues:
Oil	$87,900	$67,548	$58,365
Natural gas	412,533	314,386	261,399

Total oil and natural gas revenues	$500,433	$381,934	$319,764

Average sales prices:
Oil (per Bbl)	$63.93	$65.96	$63.51
Natural gas (per Mcf)	7.09	7.26	6.78
Natural gas equivalent (per Mcfe)	7.54	7.72	7.26
Costs and expenses:
Oil and natural gas operating costs	$72,365	$52,070	$59,659
Production and ad valorem taxes	30,324	24,227	21,319
General and administrative expenses	19,200	14,400	14,400
Depreciation, depletion and amortization expense	165,065	122,965	116,896
Costs and expenses (per Mcfe):
Oil and natural gas operating costs	$1.09	$1.05	$1.35
Production and ad valorem taxes	0.46	0.49	0.48
General and administrative expenses	0.29	0.29	0.33
Depreciation, depletion and amortization expense	2.49	2.49	2.65

  Pro Forma Summary — Partnership Properties

          For the year ended December 31, 2006 we had pro forma net income of $208.9 million on total oil and natural gas revenues of $500.4 million.

          Our net income and total oil and natural gas revenues for the nine month period ended September 30, 2007 were $103.6 million and $319.8 million, respectively, compared with pro forma net income of $165.1 million and total oil and natural gas revenues of $381.9 million for the nine month period ended September 30, 2006. The decreases in net income and total oil and natural gas revenues for the nine month period ended September 30, 2007 compared with the nine month period ended September 30, 2006 are primarily the result of lower production volumes and prices for oil and natural gas. In addition, oil and natural gas operating costs for the first nine months of 2007 were impacted by a general increase in prices for field services and materials. The decrease in oil and natural gas volumes for the nine month period ended September 30, 2007 resulted from natural production declines in all of our operating areas offset by increased overall volumes in Appalachia resulting from EXCO's acquisitions of producing assets in April 2006 and September 2006. Prices on an equivalent Mcf basis for the nine month period ended September 30, 2007 were 6.0% less than the same period of 2006.

  Pro Forma Oil and Natural Gas Production and Prices — Partnership Properties

          Pro forma production volumes for the Partnership Properties for the year ended December 31, 2006 were 1,375 Mbbls of oil and 58,157 Mmcfe of natural gas. On an equivalent net basis, 2006 production was 66,407 Mmcfe, or 181.9 Mmcfe per day. For the nine month periods ended September 30, 2007 and 2006, production was 44,066 Mmcfe and 49,462 Mmcfe, respectively. Pro forma production volumes for the Partnership Properties decreased by approximately 10.9% for the nine month period ended September 30, 2007, when compared with pro forma production for the same period of 2006. Volumes in the East Texas/North Louisiana, Mid-Continent and Permian operating areas declined by approximately 15.6%. Net Appalachian volumes increased by approximately 5.5% due to acquisitions of producing properties in April 2006 and September 2006.

          For the year ended December 31, 2006, oil revenues were $87.9 million and natural gas revenues were $412.5 million, resulting in pro forma average prices for oil and natural gas of $63.93 per Bbl and $7.09 per Mcf, respectively.

          Pro forma oil and natural gas revenues, before the impact of derivative financial instruments were $319.8 million and $381.9 million for the nine month periods ended September 30, 2007 and 2006, respectively. Our average realized price per Bbl for oil for the nine month period ended September 30, 2007 was $63.51 compared with $65.96 per Bbl for the same period of 2006. Our average realized price for natural gas was $6.78 per Mcf and $7.26 per Mcf for the nine month periods ended September 30, 2007 and 2006, respectively. The decreases in prices for the nine month period ended September 30, 2007 as compared to the same period of 2006 reflects the volatility of our oil and natural gas prices.

  Pro Forma Effects of Derivative Financial Instruments — Partnership Properties

          Upon closing of this offering, EXCO will contribute derivative financial instruments to us that it has entered into on our behalf. EXCO does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative's fair value as a component of earnings. Because the derivative financial instruments to be contributed to us have been commingled with the Retained Properties, the historical information associated with these derivative financial instruments is not available. Accordingly, we have omitted the effects of derivative financial instruments from our pro forma statements of operations. See "— How We Evaluate Our Operations — Derivative Financial Instruments."

  Pro Forma Oil and Natural Gas Operating Costs — Partnership Properties

          Pro forma oil and natural gas operating costs for the year ended December 31, 2006 totaled $72.4 million, or $1.09 per Mcfe.

          Our pro forma oil and natural gas operating costs were $59.7 million and $52.1 million for the nine-month periods ended September 30, 2007 and 2006, respectively. On a per Mcfe basis, the pro forma oil and natural gas operating costs for the nine month period ended September 30, 2007 were $1.35 compared with oil and natural gas operating costs per Mcfe of $1.05 for the same period of 2006. The increase in oil and natural gas operating costs is due primarily to a general increase in the costs of oilfield personnel and materials and supplies used to maintain wells, particularly in the East Texas/North Louisiana operating area where we experienced significant increases in salt water disposal costs.

  Pro Forma Production and Ad Valorem Taxes — Partnership Properties

          Production and ad valorem taxes totaled $30.3 million for the year ended December 31, 2006. The combined rate of production and ad valorem taxes, expressed as a percentage of revenues was 6.1% for the year ended December 31, 2006. For the nine-month periods ended September 30, 2007 and 2006, combined production and ad valorem taxes totaled $21.3 million and $24.2 million, respectively, or 6.7% of revenues for the nine month period ended September 30, 2007 and 6.3% of revenues for the nine month period ended September 30, 2006.

  Pro Forma Depreciation, Depletion and Amortization Expense — Partnership Properties

          Pro forma depreciation, depletion and amortization expense for the year ended December 31, 2006 totaled $165.1 million, or $2.49 per Mcfe. For the nine month periods ended September 30, 2007 and 2006, total depreciation, depletion and amortization expense was $116.9 million and $122.9 million, respectively, or $2.65 and $2.49, respectively, per Mcfe for each of the nine month periods ended September 30, 2007 and 2006. The decrease in the 2007 interim period compared with the same period of 2006 resulted primarily from a production decrease of 5,397 Mmcfe in the 2007 interim period when compared with the same period of 2006.

  Pro Forma General and Administrative Expenses — Partnership Properties

          Pro forma general and administrative expenses for the year ended December 31, 2006 totaled $19.2 million, or $0.29 per Mcfe. Under our administrative services agreement with EXCO, we will pay EXCO an initial monthly fee of $1.6 million, or $19.2 million per year for the services it will provide to us under this agreement and the master operating agreement. The monthly fee will be subject to periodic review and adjustment. See "Certain Relationships and Related Party Transactions — Administrative Services Agreement and Master Operating Agreement." In addition to the fees we will pay to EXCO, we estimate that we will incur $2.0 million of incremental general and administrative expenses due to being a publicly traded partnership.

Liquidity and Capital Resources — Partnership Properties

          Our properties consist primarily of proved developed wells and related reserves. Our expected capital expenditures for development activities will generally be limited to development drilling in Appalachia. Other capital expenditures on existing oil and natural gas properties will be primarily for recompletions and maintenance with respect to existing wells. Our most significant capital expenditures in the future are expected to be for acquisitions of additional oil and natural gas properties.

          We estimate that we will need to spend approximately $71.7 million of capital for the year ending December 31, 2008 in order to achieve our 2008 production estimates. Even though we have identified drilling locations that will allow us to maintain our production and reserves through the drill bit during 2008, we have only budgeted $51.6 million for drilling and completion activities for 2008 due in part to limitations on available equipment and personnel in our Appalachian operating area. We intend initially to fund maintenance capital expenditures with cash flow from operations. In addition, following the consummation of this offering and the application of the net proceeds, we will have $426.3 million in cash reserves that we intend to use to establish cash reserves for expansion capital expenditures. Over time, we may fund a portion of our expansion capital expenditures with borrowings or issuances of additional equity and debt securities.

          Our primary sources of liquidity are expected to be cash generated from our operations, net proceeds from this offering and amounts that will be available under our revolving credit facility described below. At the closing of this offering, we will have no long-term indebtedness outstanding. If cash flow from operations and our cash reserves are inadequate to meet our capital expenditure and cash distribution needs, we may reduce the expected level of capital expenditures, reduce our distributions, fund a portion of the expenditures or distributions using borrowings that will be available under our revolving credit facility or fund a portion of the expenditures using issuances of debt and equity securities or from other sources. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we may reduce the expected level of capital expenditures, reduce the level of our distributions or seek additional capital. If we seek additional capital, we may do so through traditional reserve base borrowings, joint venture partnerships, production payment financings, asset sales, offerings of debt or equity securities or other means. We cannot assure you that capital will be available on acceptable terms, or at all. Our ability to raise funds through the incurrence of additional indebtedness will be limited by covenants in the credit agreement that will evidence our revolving credit facility.

  Revolving Credit Facility

          Our operating partnership's revolving credit facility will mature on March 30, 2012 and will have a $300 million initial firm commitment from our lenders on an initial borrowing base of $1.0 billion, with no amounts drawn immediately following the closing of this offering. The commitment amount may be increased upon request up to the lesser of $1.0 billion and the borrowing base in effect at the time of the request. The borrowing base will be redetermined on a semi-annual basis and we and our lenders will each have the right to interim unscheduled redeterminations of the borrowing base in certain circumstances. Scheduled redeterminations of the borrowing base will be made semi-annually on or about April 1 and October 1 of each year beginning April 1, 2008. Our obligations under our revolving credit facility will be secured by a first priority lien on our assets, including 100% of the equity of our material subsidiaries, and is guaranteed by all of our existing and future material subsidiaries. We will agree to have in place derivative financial instruments covering no more than 90% of the "forecasted production from total proved reserves" (as defined in the credit agreement that will evidence our revolving credit facility, or our credit agreement) for the next three years and not more than 80% of the forecasted production from total proved reserves in the fourth and fifth years. Financial covenants that will be applicable to our revolving credit facility will require us to:

  •
  maintain a consolidated current ratio of at least 1.0 to 1.0 at the end of any fiscal quarter;

  •
  not permit our ratio of consolidated indebtedness to Consolidated EBITDAX to be greater than 3.5 to 1.0 at the end of each fiscal quarter for the four-quarter period ending on the date of determination; and

  •
  not permit our interest coverage ratio to be less than 2.5 to 1.0 at the end of each fiscal quarter for the four-quarter period ending on the date of determination.

          The term "consolidated current ratio" is defined in our credit agreement and generally means the ratio of our consolidated current assets to our consolidated current liabilities. The term "Consolidated EBITDAX" is defined in our credit agreement and is similar to Adjusted EBITDA but also includes adjustments for oil and natural gas exploration expenses, gains and losses from disposition of assets and other non-recurring losses, workover expenses and other non-cash charges. Please read "Prospectus Summary — Non-GAAP Financial Measures." The term "interest coverage ratio" is defined in our credit agreement and generally means the ratio of our Adjusted EBITDAX to our consolidated interest expense.

          Our revolving credit facility will prohibit us from making distributions of available cash to unitholders if any default or event of default (as defined in our credit agreement) exists. Such events of default include, among others, a change of control (as defined in our credit agreement) and a default in the due performance or observance of covenants limiting our ability to make other restricted distributions or dividends in respect of equity interests, incur additional indebtedness, grant liens or make certain negative pledges, make certain loans or investments, engage in transactions with affiliates, make certain dispositions of assets, enter into a merger, consolidate, liquidate, wind up or dissolve.

          Interest under our revolving credit facility will range from LIBOR plus 100 basis points (bps) to 175 bps or an Alternate Base Rate (ABR), as defined in our credit agreement, ranging from ABR plus zero bps to ABR plus 75 bps. We will be allowed to prepay all loans under our revolving credit facility in whole or in part from time to time without a premium or penalty, subject to certain restrictions in the revolving credit facility. If an event of default exists under our credit agreement, the lenders will be able to accelerate the maturity of all borrowings under the revolving credit facility and demand repayment of amounts outstanding.

          The foregoing description is not complete and is qualified in its entirety by the terms and conditions of our credit agreement.

  Contractual Obligations

          We intend to enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering. We also intend to enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets. Under the master operating agreement and the administrative services agreement, we will reimburse EXCO for its costs in providing services to us as well as for all direct and indirect expenses incurred by EXCO and its affiliates on our behalf. We are also a party to joint operating agreements with third parties under which those third parties operate some of our properties.

          We have the following contractual obligations and commitments as of September 30, 2007:

	Payments due by period
	Less than one year	One to three years	Three to five years	More than five years	Total
	(in thousands)
Operating leases	$1,619	$3,175	$1,889	—	$6,683

  Off Balance Sheet Arrangements

          We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

          The preparation of our pro forma financial condition and results of operations are based, in part, upon the consolidated financial statements of EXCO, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The critical accounting policies followed by EXCO and the critical estimates required in the preparation of EXCO's consolidated financial statements will be applicable to the preparation of our financial statements. The preparation of such financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of the pro forma financial statements of EXCO Partners, LP. We provide an expanded discussion of the more significant accounting policies, estimates and judgments below. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the pro forma financial statements of EXCO Partners, LP and those that will be used in the preparation of our financial statements in the foreseeable future.

  Estimates of Proved Reserves

          The proved oil and natural gas reserve data and disclosures were prepared in accordance with GAAP and SEC guidelines. The accuracy of a reserve estimate is a function of:

  •
  the quality and quantity of available data;

  •
  the interpretation of that data;

  •
  the accuracy of various mandated economic assumptions; and

  •
  the judgment of the persons preparing the estimate.

          Because these estimates depend on many assumptions, all of which may substantially differ from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

          You should not assume that the pro forma present value of future net cash flows is the current market value of our pro forma estimated proved reserves. In accordance with SEC requirements, we based the discounted future net cash flows from estimated proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Further, a discount rate of 10% may not be an accurate assumption of future interest rates.

          Proved reserves quantities directly and materially impact depletion expense. If the proved reserves decline, then the rate at which we record depletion expense increases, reducing net income. A decline in the estimate of proved reserves may result from lower market prices, and a decline may make it uneconomical to drill or produce from higher cost fields. In addition, a decline in proved reserves may impact the outcome of our assessment of our oil and natural gas properties for impairment.

          Proved reserves are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (that is, prices and costs as of the date the estimate is made). Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          Reservoirs are considered proved if economic producibility is supported by either actual production or a conclusive formation test. The area of a reservoir considered proved includes (i) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (ii) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          Estimates of proved reserves do not include the following:

  •
  oil and natural gas that may become available from known reservoirs but is classified separately as indicated additional reserves;

  •
  oil and natural gas, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

  •
  oil and natural gas that may exist in undrilled prospects; and

  •
  oil and natural gas that may be recovered from oil shales, coal, gilsonite and other such sources.

  Business Combinations

          We follow SFAS No. 141 to record our acquisitions of oil and natural gas properties or entities we acquire. SFAS No. 141 requires that acquired assets, identifiable intangible assets and liabilities be recorded at their fair value, with any excess purchase price being recognized as goodwill. Application of SFAS No. 141 requires significant estimates to be made by management using information available at the time of acquisition. Because these estimates require the use of significant judgment, actual results could vary as the estimates are subject to changes as new information becomes available.

  Accounting for Derivatives

          We will use derivative financial instruments to protect against commodity price fluctuations and in connection with the incurrence of debt related to our acquisition activities. Our objective in entering into these derivative financial instruments is to manage price fluctuations and achieve a more predictable cash flow to fund our development and acquisition activities and support debt incurred with our acquisitions. These derivative financial instruments are not held for trading purposes. We do not designate our derivative financial instruments as hedging instruments and, as a result, we recognize the change in the derivative's fair value as a component of current earnings.

  Accounting for Oil and Natural Gas Properties

          The accounting for, and disclosure of, oil and natural gas producing activities requires that we choose between GAAP alternatives and that we make judgments regarding estimates of future uncertainties.

          We use the full cost method of accounting, which involves capitalizing all acquisition, exploration, exploitation and development costs. Once we incur costs, they are recorded in the full cost pool or in unevaluated properties. Unevaluated property costs are not subject to depletion. We will review our unevaluated oil and natural gas property costs on an ongoing basis, and we expect these costs to be evaluated in one to five years and transferred to the full cost pool during that time. The full cost pool is comprised of intangible drilling costs, lease and well equipment and exploration and development costs incurred plus acquired proved leaseholds.

          We calculate depletion using the unit-of-production method. Under this method, the sum of the full cost pool plus all estimated future development and plugging costs, less applicable salvage credits, is divided by the total amount of proved reserves. This rate is applied to our total production for the period, and the appropriate expense is recorded.

          At the end of each quarterly period, the unamortized cost of proved oil and natural gas properties is limited to the sum of the estimated future net cash flows from proved properties, using current period-end prices discounted at 10% (ceiling test). When computing our ceiling test, we evaluate the limitation at the end of each reporting period. In the event our capitalized costs exceed the ceiling limitation at the end of the reporting period, we subsequently evaluate the ceiling limitation for price changes occurring after the balance sheet date to assess impairment, as permitted by SEC Staff Accounting Bulletin Topic 12 — "Oil and Gas Producing Activities." SEC accounting rules for companies using the full cost method of accounting also provide for temporary exemption, with appropriate approval from the SEC staff, of newly acquired significant properties in calculating the ceiling test, provided it can be demonstrated beyond a reasonable doubt that, as of the evaluation date, the fair value of the newly acquired oil and natural gas reserves exceeds their unamortized carrying costs.

          The quarterly calculation of the ceiling test is based upon estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

  Asset Retirement Obligations

          We account for our Asset Retirement Obligations using Statement of Financial Accounting Standards No. 143, "Asset Retirement Obligations," or SFAS No. 143. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The costs of plugging and abandoning oil and natural gas properties fluctuate with costs associated with the industry. We will establish asset retirement obligations with respect to the Partnership Properties in connection with their contribution to us from EXCO and will periodically assess the estimated costs of our asset retirement obligations and adjust the liability according to these estimates.

Recent Accounting Pronouncements

          In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. On November 14, 2007, the FASB voted to defer the implementation of SFAS No. 157 for non-financial assets and liabilities for one year. SFAS No. 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We will adopt SFAS No. 157 in the first quarter of fiscal year 2008 for these instruments. We are currently evaluating the impact of SFAS 157 on our financial statements.

          In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS 159. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not expect the implementation of SFAS 159 to have a material impact on our results of operations or financial condition.

Derivative Financial Instruments — Partnership Properties

          We use derivative financial instruments to manage price fluctuations and achieve a more predictable cash flow. Under our master operating agreement, EXCO will agree to purchase all of our oil and natural gas production that it is able to resell to its customers and will remit the resale proceeds to us, net of applicable marketing fees payable to it. EXCO will sell the majority of the oil and natural gas we produce under individually negotiated contracts using market-sensitive pricing. Derivative financial instruments may limit our exposure to declines in prices but also may limit the benefits we would realize if prices increase.

          At the closing of this offering, EXCO intends to assign certain derivative financial instruments to us for the years 2008, 2009 and 2010 to cover approximately 84%, 66% and 28%, respectively, of our estimated 2008 and 2009 oil and natural gas production levels with fixed price commodity swaps as shown in the table below.

	Swaps
Period	NYMEX gas volume (Mmbtus)	Weighted average contract price per Mmbtu	NYMEX oil volume (Bbls)	Weighted average contract price per Bbl
	(in thousands except average contract prices)
2008	40,697	$8.31	869	$66.26
2009	33,309	$7.93	485	$60.16
2010	15,513	$8.13	—	—

          We have adopted a commodity price risk management policy under which we intend to enter into derivative financial instruments covering approximately 80% to 90% of our expected production through 2010.

Quantitative and Qualitative Disclosure About Market Risk — Partnership Properties

          The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term "market risk" refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosure is not meant to be a precise indicator of expected future losses, but rather an indicator of reasonably possible losses. This forward-looking information provides an indicator of how we view and manage our ongoing market risk exposures. Our market risk sensitive instruments were entered into for commodity price risk management and investment purposes, not for trading purposes.

  Commodity Price Risk

          Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Realized pricing is driven primarily by the prevailing worldwide price for crude oil and spot market prices for natural gas. Pricing for oil and natural gas production is highly volatile. As of

November 9, 2007, the derivative financial instruments to be assigned to us by EXCO include the following:

	Volume Bbls/Mmbtus	Weighted average strike price per Bbl/Mmbtu	Fair value at November 9, 2007
	(in thousands, except prices)
Oil:
Swaps:
2008	869	$66.26	$(20,306)
2009	485	60.16	(10,919)

Total Oil	1,354		(31,225)

Natural gas:
Swaps:
2008	40,697	$8.31	3,248
2009	33,309	7.93	(18,585)
2010	15,513	8.13	(2,999)

Total Natural Gas	89,519		(18,336)

Total oil and natural gas			$(49,561)

          At November 9, 2007, the average forward NYMEX oil prices per Bbl for the year ending December 31, 2008 and the year ending December 31, 2009 were $90.36 and $84.39, respectively, and the average forward NYMEX natural gas prices per Mmbtu for the year ending December 31, 2008 and the year ending December 31, 2009 were $8.23 and $8.52, respectively.

          Realized gains or losses from the settlement of derivative financial instruments will be recorded in our financial statements as increases or decreases in commodity price risk revenues. For example, using the oil swaps to be contributed to us for 2008, if the settlement price exceeds the actual weighted average strike price of $66.26 per Bbl, then a reduction in commodity price risk revenue would equal the difference between the settlement price and $66.26 per Bbl multiplied by the volume of 869 Mbbls covered by derivative financial instruments. Conversely, if the settlement price is less than $66.26 per Bbl, then an increase in commodity price risk revenue would be recorded for the difference between the settlement price and $66.26 per Bbl multiplied by the volume of 869 Mbbls covered by derivative financial instruments. For a hedged volume of 869 Mbbls, if the settlement price is $65.26 per Bbl, then commodity price risk revenue would decrease by $0.9 million. Conversely, if the settlement price is $67.26 per Bbl, commodity price risk revenue would increase by $0.9 million.

Results of Operations — Our Predecessor

          The discussion of the results of operations and period-to-period comparisons presented below covers the historical results of EXCO, our predecessor for accounting purposes. As the historical results of our predecessor include combined information for both a portion of the Partnership Properties and the Retained Properties, our predecessor's historical results of operations and period-to-period comparisons of its results may not be indicative of our pro forma or future results of operations. Please see "Selected Historical and Pro Forma Financial Information" for financial information relating to us and our predecessor as of the dates and for the periods indicated.

  Factors Affecting the Comparability of Financial Results — Our Predecessor

          The comparability of our predecessor's results of operations among the periods presented is impacted by:

  •
  the following significant acquisitions by our predecessor:

  •
  the acquisition of North Coast on January 27, 2004;

  •
  the acquisition of TXOK Acquisition, Inc., or TXOK, on February 14, 2006, Power Gas Marketing & Transmission, Inc., or PGMT, on April 28, 2006 and Winchester Energy Company, Ltd., or Winchester, on October 2, 2006;

  •
  the acquisition of the Anadarko Vernon Operations on March 30, 2007; and

  •
  the acquisition of the Anadarko Southern Gas Operations on May 2, 2007;

  •
  property acquisitions and dispositions, including the sale of Addison Energy Inc., or Addison, EXCO's wholly owned Canadian subsidiary, on February 10, 2005;

  •
  significant changes in the amount of long-term debt, including the issuance of its senior notes on January 20, 2004 in the amount of $350.0 million and on April 13, 2004 in the amount of $103.3 million (including applicable premium);

  •
  the application of purchase accounting to EXCO's 2005 results of operations for the acquisition of 100% of the outstanding equity securities of EXCO Holdings by EXCO Holdings II, an entity formed by EXCO's management, in the Equity Buyout on October 3, 2005;

  •
  the significant amount of debt incurred to finance the Equity Buyout and the resulting step-up in accounting basis;

  •
  compensation expenses related to the Equity Buyout and the adoption of SFAS No. 123(R);

  •
  EXCO's initial public offering that closed on February 14, 2006;

  •
  the incurrence of $1.3 billion of debt to finance the acquisition of Winchester in October 2006;

  •
  the issuance of $2.0 billion of preferred stock to purchase the Anadarko Vernon Operations and amendments to existing credit facilities to purchase the Anadarko Southern Gas Operations;

  •
  significant fluctuations in oil and natural gas prices, which impact oil and natural gas revenues;

  •
  changes in proved reserves and their impact on depreciation, depletion and amortization; and

  •
  fluctuations associated with the use of mark-to-market accounting for derivative financial instruments.

          Properties acquired in the acquisition of the Anadarko Vernon Operations will not be part of the Partnership Properties. All of the proved developed wells acquired in the acquisition of the Anadarko Southern Gas Operations will become part of the Partnership Properties.

          Because the application of purchase accounting can inhibit meaningful comparison of historical results before and after the Equity Buyout in October 2005, which resulted in a change of control and a new basis of accounting, EXCO analyzed the impact of that transaction on its statements of operations and concluded that the results of operations for 2004, 2005 and 2006 are comparable on an annual basis except as it relates to depreciation, depletion and amortization expenses. Accordingly, EXCO's management believes that the non-GAAP combined presentation for 2005, discussed below, provides a more meaningful basis for comparing EXCO's results of operations.

  Summary — Our Predecessor

          The following table presents EXCO's production and results of operations for the periods indicated. The following table should be read in conjunction with "Selected Historical and Pro Forma Financial Information" included elsewhere in this prospectus.

	EXCO Resources, Inc. (Predecessor)
						Nine months ended September 30,
		January 1, 2005 to October 2, 2005	October 3, 2005 to December 31, 2005
	Year ended December 31, 2004			Non-GAAP combined 2005	Year ended December 31, 2006
						2006	2007
	(dollars in thousands, except per unit amounts)
Production:
Oil (Mbbls)	638	375	116	491	916	611	1,176
Natural gas (Mmcf)(1)	19,220	15,490	5,112	20,602	44,123	27,637	79,591
Total production (Mmcfe)	23,048	17,740	5,808	23,548	49,619	31,303	86,647
Oil and natural gas revenues before derivative financial instrument activities:
Oil	$24,694	$19,528	$6,666	$26,194	$57,043	$40,265	$75,682
Natural gas(1)	117,299	113,293	63,395	176,688	298,737	194,369	514,127

Total oil and natural gas revenues	$141,993	$132,821	$70,061	$202,882	$355,780	$234,634	$589,809

Derivative financial instruments:
Cash settlements on derivative financial instruments	$(26,083)	$(62,842)	$(22,210)	$(85,052)	$29,423	$11,150	$84,951
Non-cash change in fair value of derivative financial instruments	(24,260)	(114,411)	21,954	(92,457)	169,241	164,618	(4,821)

Total commodity price risk management activities	$(50,343)	$(177,253)	$(256)	$(177,509)	$198,664	$175,768	$80,130

Average sales price (before cash settlements of derivative financial instruments):
Oil (per Bbl)	$38.71	$52.07	$57.47	$53.35	$62.27	$65.90	$64.36
Natural gas (per Mcf)	6.10	7.31	12.40	8.58	6.77	7.03	6.46
Natural gas equivalent (per Mcfe)	6.16	7.49	12.06	8.62	7.17	7.50	6.81
Oil and natural gas production costs:
Oil and natural gas operating costs	$19,834	$14,581	$5,485	$20,066	$46,534	$27,778	$82,677
Production and ad valorem taxes	8,422	7,576	3,464	11,040	22,340	14,164	39,679
Depreciation, depletion and amortization	28,519	24,687	14,071	38,758	135,722	81,329	265,797
General and administrative expense	15,466	89,442	6,375	95,817	41,206	20,828	46,175
Interest expense	34,570	26,675	19,414	46,089	84,871	41,285	146,775
Expenses (per Mcfe):
Oil and natural gas operating costs	$0.86	$0.82	$0.94	$0.85	$0.94	$0.89	$0.95
Production and ad valorem taxes	0.37	0.43	0.60	0.47	0.45	0.45	0.46
Depreciation, depletion and amortization expense	1.24	1.39	2.42	1.65	2.74	2.60	3.07
General and administrative expense	0.67	5.04	1.10	4.07	0.83	0.67	0.53
Income (loss) from continuing operations/available to common shareholders(2)	$(19,903)	$(137,216)	$16,350	$(120,866)	$138,954	$139,920	$(46,317)

(1)
Natural gas production and revenues include volumes and values previously reported as natural gas liquids for 2004, the 275-day period from January 1, 2005 to October 2, 2005, the 90-day period from October 3, 2005 to December 31, 2005 and the non-GAAP combined 2005. Barrels of natural gas liquids volumes have been calculated by converting one barrel of natural gas liquids to six Mcf of natural gas.

(2)
Amounts presented for the year ended December 31, 2004, the 275-day period from January 1, 2005 to October 2, 2005, the 90-day period from October 3, 2005 to December 31, 2005, non-GAAP combined 2005, the year ended December 31, 2006 and nine months ended September 30, 2006 represent income from continuing operations while amounts presented for the nine months ended September 30, 2007 represent income (loss) available to common shareholders.

  Summary

          For purposes of comparative analysis, EXCO's operating results for the 275 and 90-day periods in 2005 have been combined and are referred to as "non-GAAP combined 2005."

          For the year ended December 31, 2006, EXCO had income from continuing operations of $139.0 million on consolidated oil and natural gas revenues (before impacts of derivative financial instruments) of $355.8 million, compared with a net loss of $120.9 million on consolidated oil and natural gas revenues of $202.9 million for the non-GAAP combined 2005 period (before impacts of derivative financial instruments). For the year ended December 31, 2004, EXCO's net loss from continuing operations was $19.9 million on consolidated oil and natural gas revenues (before impacts of derivative financial instruments) of $142.0 million. The impact of acquisitions and derivative financial instruments was significant to EXCO's results of operations. During 2006, EXCO completed over $1.8 billion of acquisitions of oil and natural gas properties, which significantly increased revenues and related operating costs. EXCO does not designate derivative financial instruments as hedges and, accordingly, marks the changes in the fair value of its derivative financial instruments to market at the end of each reporting period. Due to significant fluctuations in the price of oil and natural gas during the 2004, 2005 and 2006 periods, the impacts of derivative financial instruments, including the mark-to-market impacts, totaled losses of $50.3 million for 2004 and $177.5 million for non-GAAP combined 2005, respectively, while 2006 activities resulted in derivative gains of $198.7 million, of which $169.2 million was unrealized.

          For the nine-month period ended September 30, 2007, EXCO reported a net loss available to common shareholders of $46.3 million on consolidated oil and natural gas revenues of $589.9 million, compared with net income of $139.9 million on consolidated oil and natural gas revenues of $234.6 million for the same period of 2006. For the nine month period ended September 30, 2006, EXCO recognized gains from its derivative financial instruments of $175.8 million, of which $164.6 million was unrealized. For the nine month period ended September 30, 2007, EXCO incurred gains of $80.1 million on its derivative financial instruments, representing income from cash settlements of $84.9 million offset by $4.8 million of unrealized losses.

  Oil and Natural Gas Revenues, Production and Prices — Our Predecessor

          Total oil and natural gas revenues before the impact of derivative financial instruments for 2006 were $355.8 million compared with $202.9 million for non-GAAP combined 2005 and $142.0 million in 2004. For 2006, natural gas represented 84.0% of EXCO's revenues and 88.9% of equivalent production. The percentage of EXCO's revenues derived from sales of natural gas was in excess of 80.0% in 2004 and 2005. EXCO's equivalent sold production volumes for 2006 were 49.6 Bcfe, compared with 23.5 Bcfe for non-GAAP combined 2005, an increase of 111.1%. Equivalent production from EXCO's 2006 acquisitions represented over 50% of 2006 total volumes. Sold production volumes for 2004 were 23.0 Bcfe, 2.1% less than in non-GAAP combined 2005. The average sales price per Mcfe was $7.17, $8.62 and $6.16 for 2006, non-GAAP combined 2005 and 2004, respectively.

          For 2006, EXCO's average price received for natural gas, excluding the impact of derivative financial instruments, was $6.77 per Mcf compared with $8.58 per Mcf in non-GAAP combined 2005 and $6.10 per Mcf in 2004. The average price received for oil, also excluding the impacts of derivative financial instruments, was $62.27 per Bbl, or 16.7% higher than the non-GAAP combined 2005 price of $53.35 per Bbl. The average price per Bbl for 2004 was $38.71.

          Total oil and natural gas revenues, excluding the impact of derivative financial instruments, for the nine-month period ended September 30, 2007 increased by $355.2 million, or 151.4%, over the same period of 2006 due to higher equivalent production volumes. Production volumes increased by 55.3 Mmcfe, or 176.8% between those periods. The average price per Mcfe decreased by $0.69 for the nine month period ended September 30, 2007 to $6.81 per Mcfe from $7.50 per Mcfe for the same period of 2006. The higher volumes resulted in increased revenues of $376.8 million for the nine month period ended September 30, 2007. The increase in production volumes was due primarily to:

  •
  the acquisition of TXOK on February 14, 2006 that contributed a full nine months of production during the nine month period ended September 30, 2007 compared to only seven and a half months of production during the same period of 2006, resulting in an increase of 1.9 Bcfe;

  •
  the acquisition of PGMT on April 28, 2006 that contributed a full nine months of production during the nine month period ended September 30, 2007 compared to only five months of production during the same period of 2006, resulting in an increase of 0.6 Bcfe;

  •
  the acquisition of Winchester on October 2, 2006 that contributed nine months of production during the nine month period ended September 30, 2007, resulting in an increase of 19.6 Bcfe;

  •
  the acquisition of the Anadarko Vernon Operations on March 30, 2007 that contributed six full months of production during the nine month period ended September 30, 2007, resulting in an increase of 27.0 Bcfe; and

  •
  the acquisition of the Anadarko Southern Gas Operations on May 2, 2007 that contributed five full months of production during the nine month period ended September 30, 2007, resulting in an increase of 6.3 Bcfe.

          Average realized prices, excluding the impact of derivative financial instruments, decreased for oil by $1.54 per Bbl to $64.36 per Bbl for the nine month period ended September 30, 2007 from $65.90 per Bbl for the same period of 2006. Natural gas prices averaged $6.46 per Mcf for the nine month period ended September 30, 2007 compared with $7.03 per Mcf for the same period of 2006.

  Effects of Derivative Financial Instruments — Our Predecessor

          EXCO's cash settlements of derivative financial instruments for 2006 increased revenue by $29.4 million compared with cash payments of $85.1 million for non-GAAP combined 2005. In addition, cash payments for the non-GAAP combined 2005 period include payments totaling $52.6 million made in January and March 2005 to counterparties to terminate existing derivative financial instruments and enter into new derivative financial instruments at higher underlying product prices. The NYMEX oil and natural gas prices that EXCO used to settle derivative financial instruments varied significantly during 2005 and 2006. In addition, the impacts of hurricanes caused natural gas prices to reach record highs, which resulted in EXCO making significant payments to derivative financial instrument counterparties.

          EXCO's mark-to-market non-cash changes in the value of derivative financial instruments for 2006 resulted in a gain of $169.2 million compared with a $92.5 million loss in the prior year. The significant fluctuation was again attributable to high volatility in the prices for oil and natural gas between each of the years. The ultimate settlement amount of the unrealized portion of the derivative financial instruments is dependent on future commodity prices.

          EXCO's cash settlements from derivative financial instruments increased revenue by $84.9 million for the nine month period ended September 30, 2007 compared with $11.2 million of cash settlements, which increased revenue for the nine month period ended September 30, 2006.

          For the nine month period ended September 30, 2007, EXCO recognized a decrease in revenue of $4.8 million from the change in the fair value of EXCO's derivative financial instruments. For the nine month period ended September 30, 2006, EXCO recognized an increase in revenue of $164.6 million from the change in the fair value of EXCO's derivative financial instruments.

          As of September 30, 2007, EXCO had derivative financial instruments in place relating to approximately 77.9% of expected 2007 oil production and 85.9% of expected 2007 natural gas production. These levels are consistent with EXCO's acquisition and financing strategy and average historical levels of derivative financial instruments covering production.

  Oil and Natural Gas Operating Costs — Our Predecessor

          Oil and natural gas operating costs were $46.5 million, or $0.94 per Mcfe, for 2006, compared with $20.1 million, or $0.85 per Mcfe, for non-GAAP combined 2005. The increase of $26.5 million was due primarily to $21.9 million of costs associated with acquisitions in 2006, including TXOK, PGMT and Winchester. The 10.6% per unit increase in operating costs in 2006 reflects a general increase in the cost of goods and services for all of EXCO's producing areas.

          Oil and natural gas operating costs for 2004 were $19.8 million, or $0.86 per Mcfe, compared with $20.1 million, or $0.85 per Mcfe, for non-GAAP combined 2005. Oil and natural gas operating costs per unit outside of the Appalachia area decreased to $0.89 per Mcfe in non-GAAP combined 2005 from $0.97 in 2004. This decrease was due primarily to sales in 2004 of producing properties that had higher operating costs. Per unit costs in the Appalachia area increased to $0.82 per Mcfe in non-GAAP combined 2005 from $0.74 per Mcfe in 2004, due primarily to higher personnel related costs and increased costs of goods and services used in EXCO's operations.

          EXCO's oil and natural gas operating costs for the nine month period ended September 30, 2007 totaled $82.7 million, an increase of $54.9 million, or 197.6%, from the same period of 2006. The increase in oil and natural gas operating costs was primarily attributable to:

  •
  the acquisition of TXOK on February 14, 2006 that contributed a full nine months of production expenses during the nine month period ended September 30, 2007 compared to only seven and a half months of production expenses during the same period of 2006;

  •
  the acquisition of PGMT on April 28, 2006 that contributed a full nine months of production expenses during the nine month period ended September 30, 2007 compared to only five months of production expenses during the same period of 2006;

  •
  the acquisition of Winchester on October 2, 2006 that contributed nine months of production expenses during the nine month period ended September 30, 2007;

  •
  the acquisition of the Anadarko Vernon Operations on March 30, 2007 that contributed six full months of production expenses during the nine month period ended September 30, 2007;

  •
  the acquisition of the Anadarko Southern Gas Operations on May 2, 2007 that contributed five full months of production expenses for the nine month period ended September 30, 2007;

  •
  a general increase in the cost of goods and services used in EXCO's oil and natural gas operations during 2007; and

  •
  new wells added through EXCO's development and exploitation capital program.

          EXCO's oil and natural gas operating cost per unit increased from $0.89 per Mcfe for the nine month period ended September 30, 2006 to $0.95 per Mcfe, or 6.7%, for the nine month period ended September 30, 2007. This increase reflects the general increase in the costs of oil and gas industry goods and services used in EXCO's operations and an increase in workover activities. Oil and natural gas operating costs increased primarily due to acquisitions made during 2006 and 2007. During the nine month period ended September 30, 2007, notable increases in operating expenses occurred in sub-surface repair and maintenance costs, saltwater disposal fees, compression expenses and road repairs.

  Production and Ad Valorem Taxes — Our Predecessor

          Production and ad valorem taxes were $22.3 million, $11.0 million and $8.4 million for 2006, non-GAAP combined 2005 and 2004, respectively. On a percentage of sales basis, 2006 production and ad valorem taxes were 6.3% of oil and natural gas sales, excluding the impact of derivative financial instruments, compared with 5.4% for non-GAAP combined 2005 and 5.9% in 2004. The change in the consolidated rate in 2006 compared with non-GAAP combined 2005 was due to a higher percentage of revenues from EXCO's East Texas/North Louisiana and Mid-Continent operating areas, which have higher combined production and ad valorem tax rates than the Appalachia operating area.

          Production and ad valorem taxes for the nine month period ended September 30, 2007 were $39.7 million, an increase of $25.5 million, or 180.1%, over the same period of 2006. This increase was primarily attributable to the 151.4% increase in oil and natural gas revenues resulting from 2006 and 2007 acquisitions and the related increase in sales volumes. On a percentage of revenue basis, production and ad valorem taxes were 6.7% of gross oil and natural gas sales for the nine month period ended September 30, 2007 compared with 6.0% during the same period of 2006. The increase in the overall tax rate is the result of higher percentages of EXCO's revenues being derived from properties in Texas and Louisiana and a lower percentage of total sales being derived from EXCO's Appalachia operating area. Production and ad valorem taxes tend to be lower in Appalachia than in the Texas and Louisiana areas.

  Depreciation, Depletion and Amortization Expense — Our Predecessor

          EXCO's depreciation, depletion and amortization expense for 2004 and the 275-day period from January 1, 2005 to October 2, 2005 were $28.5 million and $24.7 million, respectively. These periods reflect depreciation, depletion and amortization computed on a basis prior to the Equity Buyout. Consequently, the 2004 unit rate of $1.24 per Mcfe and the unit rate of $1.39 per Mcfe for the 275-day period from January 1, 2005 to October 2, 2005 are substantially lower than the per unit depreciation, depletion and amortization rate following the Equity Buyout, which resulted in a new basis of accounting, and subsequent acquisitions in 2006 and 2007.

          Depreciation, depletion and amortization expense for the 90-day period from October 3, 2005 to December 31, 2005, and 2006 totaled $14.1 million, or $2.42 per Mcfe and $135.7 million, or $2.74 per Mcfe, respectively. The higher unit rates are attributable to the new basis of accounting established with the consummation of the Equity Buyout. During 2006, the acquisition of TXOK, PGMT and Winchester further increased the depreciation, depletion and amortization rate.

          Depreciation, depletion and amortization expense for the nine month period ended September 30, 2007 increased by $184.5 million, or 226.8%, from the same period of 2006. This increase resulted primarily from a 176.8% increase in oil and natural gas sales volumes for the nine month period ended September 30, 2007, which was directly related to the acquisitions made during 2006 and 2007, and an increase in the per unit depletion rate from $2.49 per Mcfe for the nine month period ended September 30, 2006 to $2.92 per Mcfe for the nine month period ended September 30, 2007.

  General and Administrative Expenses — Our Predecessor

          The following table presents EXCO's general and administrative expenses for the year ended December 31, 2004, the 275-day period from January 1, 2005 to October 2, 2005, the 90-day period from October 3, 2005 to December 31, 2005, the twelve month non-GAAP combined 2005 period, the year ended December 31, 2006 and the nine month periods ended September 30, 2006 and 2007. The table also reflects significant non-recurring expenses incurred in connection with the Equity Buyout.

	EXCO Resources, Inc. (Predecessor)
						Nine months ended September 30,
		January 1, 2005 to October 2, 2005	October 3, 2005 to December 31, 2005
	Year ended December 31, 2004			Non-GAAP combined 2005	Year ended December 31, 2006
						2006	2007
	(in thousands, except per unit amounts)
Gross general and administrative expense	$19,157	$18,220	$7,329	$25,549	$52,357	$28,221	$62,938
Operator overhead reimbursements	(2,109)	(1,291)	(532)	(1,823)	(7,824)	(5,197)	(12,770)
Nonrecurring bonus expense from equity buyout	—	29,624	—	29,624	—	—	—
Equity buyout non cash — stock based compensation	—	44,092	—	44,092	—	—	—
Capitalized acquisition, development and exploitation charges	(1,582)	(1,203)	(422)	(1,625)	(3,327)	(2,196)	(3,993)

Net general and administrative expense	$15,466	$89,442	$6,375	$95,817	$41,206	$20,828	$46,175

General and administrative expense per Mcfe	$0.67	$5.04	$1.10	$4.07	$0.83	$0.67	$0.53

          Net general and administrative expenses for the year ended December 31, 2006 were $41.2 million, compared with $95.8 million in non-GAAP combined 2005, a decrease of $54.6 million. Each of the respective years contains significant and notable variances. General and administrative costs for 2005 included non-recurring costs of $73.7 million ($44.1 million of which was non-cash stock-based compensation) related to the Equity Buyout. In 2006, EXCO experienced significant increases in personnel and related support facilities comprised of approximately $7.2 million of increased cash expenses and approximately $4.3 million of increases in share-based compensation. EXCO also incurred approximately $9.2 million of legal and project-oriented costs including (1) audit and legal fees in connection with the 2006 acquisitions, (2) fees associated with services related to a financing transaction, (3) costs for implementation and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and (4) expenses incurred in the conversion of EXCO's information technology systems to a common platform.

          When comparing non-GAAP combined 2005 general and administrative costs to the year ended December 31, 2004, the most significant variances are the non-recurring costs related to the Equity Buyout in 2005 of $73.7 million. Other significant increases between the periods included increased costs in 2005 for share-based compensation resulting from the adoption of SFAS No. 123(R) in October 2005, increased personnel costs and higher legal and accounting expenses for the analysis of strategic alternatives following the sale of Addison.

          General and administrative costs for the nine month period ended September 30, 2007 increased by $25.3 million, or 121.7%, over the same period of 2006. Significant components of the increase for the nine month period ended September 30, 2007 compared with the same period of 2006 include the following items:

  •
  increased personnel costs of $15.2 million due to additional headcount of 216 employees related primarily to EXCO's acquisitions and an overall increase in EXCO's accounting activities as a result of becoming a public company;

  •
  an increase in share-based compensation costs of $2.8 million due primarily to the hiring of additional employees;

  •
  increased consulting and contract labor costs of $3.5 million due to the acquisitions and systems conversion discussed above;

  •
  increased information technology related costs of $3.8 million due to EXCO's information systems conversion and training costs that do not qualify for capital treatment;

  •
  increased legal fees of $1.5 million;

  •
  increased audit and tax fees of approximately $2.4 million; and

  •
  increased occupancy costs of $0.6 million resulting from expansion of corporate facilities.

          Partially offsetting the above increases in general and administrative costs were increased operator overhead recoveries of $12.8 million for the nine month period ending September 30, 2007, a $7.6 million increase from the same period of 2006, primarily resulting from the aforementioned acquisitions.

  Stock-Based and Other Compensation Expense — Our Predecessor

          EXCO adopted the provisions of SFAS No. 123(R) on October 3, 2005 upon the closing of the Equity Buyout.

          During 2006, EXCO issued options to purchase approximately 3.6 million shares of its common stock to its employees under the 2005 Long-Term Incentive Plan, which resulted in non-cash compensation expenses of $6.5 million, which are included in general and administrative expenses, and $1.4 million of capital charges to EXCO's full cost pool.

          Immediately prior to the closing of the Equity Buyout, EXCO recorded stock-based and other compensation expense for the following items, which are included as part of the 275-day period ended October 2, 2005:

  •
  A non-cash charge of approximately $44.1 million as a result of the acquisition by Holdings II of all of the shares of Class B common stock of EXCO Holdings held by certain members of EXCO management and other employees. The offset to this expense was to additional paid-in capital. The stockholder agreements governing the Class A and Class B common stock of EXCO Holdings provided that, upon the occurrence of certain specified events, including the change of control that occurred upon the Equity Buyout:

  •
  the holders of the Class A shares would receive the first $175.0 million of proceeds, and

  •
  the remaining proceeds in excess of the $175.0 million would be allocated on a pro-rata basis to the holders of the Class A shares and the Class B shares. For financial accounting purposes, the Class B shares were considered to be a "variable" plan because a holder of the shares had to be employed at the date of the change of control to receive fair value for the Class B shares. As a result, EXCO did not recognize compensation expense prior to the consummation of the change of control event.

  •
  A charge of $17.8 million for payments made to holders of options to purchase Class A shares of EXCO Holdings less options held by the EXCO Holdings Employee Stock Participation Plan, or ESPP. This amount was paid to option holders at the time of the Equity Buyout by EXCO Holdings to purchase all stock options outstanding at that time. The amount represented the cumulative difference between the $5.197 per share proceeds for the Class A shares and the exercise price of the outstanding stock options times the number of stock options outstanding.

  •
  A charge of $8.3 million for payments made to EXCO employees who were participants in the ESPP. This amount was paid by EXCO Holdings at the time of the Equity Buyout and was based upon shares of EXCO Holdings Class A and Class B common stock that were reserved, but unissued, for the ESPP. All employees on the date of the Equity Buyout who were not direct owners of EXCO Holdings Class A or Class B common stock received payments under the ESPP. For financial accounting purposes, the ESPP was considered to be a "variable" plan because, to be eligible, a recipient had to be employed at the date of the change of control to receive a payment. As a result, EXCO did not recognize compensation expense prior to the consummation of the change of control event.

  •
  A charge of $2.6 million for accelerated payments made by EXCO Holdings to certain employees of EXCO under the EXCO Holdings Employee Bonus Retention Plan, or the Retention Plan. The Retention Plan was accelerated, paid in full and terminated upon consummation of the Equity Buyout.

          Following consummation of the Equity Buyout and adoption of SFAS No. 123(R), for the 90-day period from October 3, 2005 to December 31, 2005, EXCO recorded a non-cash charge of $2.2 million, of which $1.0 million was capitalized as part of proved oil and natural gas properties as a result of the granting of options to purchase 4,992,650 shares of common stock under the 2005 Long-Term Incentive Plan.

          For the nine month periods ended September 30, 2006 and 2007, EXCO recognized stock compensation expenses of $2.4 million and $6.7 million, respectively.

  Interest Expense — Our Predecessor

          EXCO's consolidated debt, including its 7 1/4% senior notes due 2011, or senior notes, increased to $2.1 billion in 2006 from $811.8 million as of December 31, 2005. The December 31, 2005 debt included $350.0 million associated with an interim bank loan which was funded on October 2, 2005 to finance the Equity Buyout. This interim bank loan was paid in full upon completion of EXCO's initial public offering on February 14, 2006. Prior to October 2, 2005, borrowings under EXCO's credit agreement, or the EXCO Resources Credit Agreement, were not significant. The increase to EXCO's consolidated debt in 2006 reflects borrowings under the EXCO Resources Credit Agreement and a revolving credit facility and senior term credit agreement of an indirect wholly owned subsidiary used to fund the 2006 acquisitions beginning on February 14, 2006 and continuing throughout the year. As a result, EXCO's 2006 interest expense increased to $84.9 million from $46.1 million in non-GAAP combined 2005. On October 2, 2006, EXCO completed the acquisition of Winchester Energy. This acquisition was funded by an indirect wholly owned subsidiary using a $650.0 million loan under a senior term credit agreement and $651.0 million of borrowings under a revolving credit facility. The debt of the subsidiary is not guaranteed by EXCO.

          EXCO's interest expense for the nine month period ended September 30, 2007 increased $105.5 million from the nine month period ended September 30, 2006. The increase is primarily due to interest expense associated with the amended credit agreements used to fund the acquisitions of TXOK, Winchester, PGMT, the Anadarko Vernon Operations and the Anadarko

Southern Gas Operations, which increased EXCO's outstanding debt, excluding its senior notes, from $404.0 million at September 30, 2006 to $1.5 billion at September 30, 2007. Interest expense for the nine month period ended September 30, 2007 also includes non-recurring charges totaling $32.1 million attributable to (a) a redemption premium of $13.0 million from the retirement of a senior term credit agreement, (b) write-off of $12.2 million for deferred financing costs and unamortized original issue discount on a senior term credit agreement and (c) expensed fees of $6.9 million associated with commitment letters from members of EXCO's banking group, which were not utilized due to the private placement of $2.0 billion in EXCO preferred stock in March 2007.

Liquidity and Capital Resources — Our Predecessor

          The following table presents EXCO's sources and uses of cash for the periods indicated:

						Nine months ended
		January 1, 2005 to October 2, 2005(1)	October 3, 2005 to December 31, 2005
	Year ended December 31, 2004(1)			Non-GAAP combined 2005	Year ended December 31, 2006	September 30, 2006	September 30, 2007
	(in thousands)
Net cash provided by (used in) operating activities	$118,528	$(81,122)	$8,177	$(72,945)	$227,659	$172,894	$380,298
Net cash provided by (used in) investing activities	(381,476)	337,880	(13,337)	324,543	(1,791,517)	(526,286)	(2,028,552)
Net cash provided by (used in) financing activities	283,708	(47,035)	(4,018)	(51,053)	1,359,727	149,130	1,772,229

(1)
The year ended December 31, 2004 and the 275-day period from January 1 to October 2, 2005 include cash flows of Addison, which was sold in February 2005. Proceeds received from the sale of Addison were $443.4 million.

          Operating Activities.    Net cash used in operating activities for non-GAAP combined 2005 was $72.9 million, compared to $118.5 million of net cash provided by operating activities for the year ended December 31, 2004. The decrease of $191.5 million was primarily attributable to changes resulting from the sale of Addison, including $56.2 million of losses associated with cash settlements to terminate derivative financial instruments in connection with that sale. Non-GAAP 2005 also included cash settlement expenses of $29.6 million associated with settling of stock options from EXCO's October 2, 2005 Equity Buyout. Excluding the discontinued operations and cash settlements from derivative financial instrument terminations and stock options from non-GAAP 2005, net cash from continuing operations would have been $192.9 million. For the year ended December 31, 2006, net cash provided by operations was $227.7 million. The increase, as compared to non-GAAP combined 2005, as adjusted for the Addison sale and non-recurring derivative financial instrument contract terminations and stock option buyouts, were primarily due to increases related to the acquisitions of oil and natural gas properties completed during 2006.

          Net cash provided by operations for the nine month period ended September 30, 2007 was $380.3 million compared with $172.9 million for the nine month period ended September 30, 2006. The increase was attributable to the impact of EXCO's acquisitions and the use of derivative financial instruments to reduce the impact of oil and natural gas price volatility on its cash flows from operations.

          Investing Activities.    Net cash used in investing activities for the year ended December 31, 2004 was $381.5 million compared with net cash provided by investing activities of $324.5 million for the year ended December 31, 2005, a $706.0 million variance between the two periods. The variance was due primarily to (i) the acquisition of North Coast for $215.1 million in 2004 and (ii) the sale of Addison for $443.4 million in non-GAAP 2005. Investing activities for the year ended December 31, 2006 totaled $1.8 billion and reflect the acquisitions of TXOK and Winchester for $665.1 million and $1.1 billion, respectively.

          For the nine month period ended September 30, 2006, net cash used in investing activities was $526.3 million compared with $2.0 billion for the nine month period ended September 30, 2007. The increase in net cash used in investing activities during 2007 reflects EXCO's acquisition of the Anadarko Vernon Operations and the Anadarko Southern Gas Operations. Additional liquidity totaling approximately $474.4 million, net of contractual purchase price adjustments, has been generated from the sale of oil and natural gas properties through October 2007.

          Financing Activities.    Net cash provided by financing activities for the year ended December 31, 2004 was $283.7 million and reflects proceeds from the issuance of $450.0 million of 7 1/4% senior notes due 2011 and repayments of debt, including debt associated with the acquisition of North Coast. Net cash used in financing activities for non-GAAP 2005 totaled $51.1 million which reflects net debt repayments of $112.2 million which was partially offset by a $59.6 million dividend received from Addison. For the year ended December 31, 2006, financing activities provided $1.4 billion of cash. The significant components of this activity included $1.8 billion of borrowings in connection with acquisitions closed in 2006, including Winchester and TXOK. In February 2006, EXCO closed on an initial public offering of its common stock which provided $657.4 million of proceeds, which were used to pay debt incurred in connection with the Equity Buyout and to partially repay debt incurred in connection with the TXOK acquisition.

          For the nine month period ended September 30, 2006, net cash provided by financing activities was $149.1 million compared with net cash provided by financing activities for the nine month period ended September 30, 2007 of $1.8 billion. The nine month period ended September 30, 2006 includes the proceeds received from the initial public offering and the Equity Buyout and the TXOK debt repayments. During the nine month period ended September 30, 2007, EXCO completed a private placement of $2.0 billion of preferred stock. Proceeds from this sale were used to acquire the Anadarko Vernon Operations and refinance existing EXCO revolving credit facilities.

BUSINESS

          We are a Delaware limited partnership recently formed by EXCO to acquire, exploit and develop oil and natural gas properties. In connection with this offering, EXCO will contribute proved developed producing oil and natural gas wellbores to us in its East Texas/North Louisiana, Mid-Continent and Permian operating areas. EXCO will also contribute to us all of its properties, including its undeveloped properties, in its Appalachian operating area.

          As of September 30, 2007, our total estimated proved reserves were 871.6 Bcfe, of which 92% were natural gas and 80% were classified as proved developed. Our properties consisted of working interests in 8,912 producing wells, in which we owned an 80% average working interest. EXCO is the operator of 8,076 of our total wells, which represented 94% of our total estimated proved reserves as of September 30, 2007. Based on our average net daily production for the month of September 2007 of 166.1 Mmcfe/d, our total estimated proved reserves had a reserve-to-production ratio of 14.4 years. In addition, based on oil and natural gas prices as of September 30, 2007, we had an inventory of 4,907 drilling locations in Appalachia, of which 1,844 were proved, representing 177.4 Bcfe, or 20%, of our total estimated proved reserves. Our total estimated proved reserves represented approximately 49.0% of EXCO's total estimated proved reserves as of September 30, 2007.

          We believe our properties are well suited for our partnership because they have predictable production profiles based on a long history of production and an average ten-year annual future decline rate of 5.8%. In addition, we expect to reserve a substantial percentage of our operating cash flow to reinvest in acquisitions and development drilling in order to maintain our production and reserves. For 2008, we expect this amount to be approximately $123.3 million and represent approximately 33.3% of our Estimated Adjusted EBITDA for that period. We also plan to retain cash equaling an additional 10% to 20% of our Estimated Adjusted EBITDA in 2008 to grow our production and reserves over time. For a definition of our Estimated Adjusted EBITDA, please read "Cash Distribution Policy and Restrictions on Distributions."

Our Relationship with EXCO

          One of our principal attributes is our relationship with EXCO, a publicly traded oil and natural gas company that currently owns, acquires, exploits and develops oil and natural gas properties, primarily in the Appalachia, East Texas/North Louisiana, Mid-Continent and Permian regions of the United States. As of September 30, 2007, EXCO's total proved reserves were 1.8 Tcfe, of which 94% were natural gas and 71% were proved developed. Of these proved reserves, 906.4 Bcfe were attributable to the Retained Properties. EXCO had average net daily production of approximately 387.5 Mmcfe/d for the month of September 2007, 221.4 Mmcfe/d of which was attributable to the Retained Properties.

          For the nine months ended September 30, 2007, EXCO reported a net loss available to common shareholders of $46.3 million, compared with net income of $139.9 million for the nine months ended September 30, 2006. For the year ended December 31, 2006, EXCO had income from continuing operations of $139.0 million, compared with a net loss of $120.9 million for the non-GAAP combined 2005 period. For the year ended December 31, 2004, EXCO's net loss from continuing operations was $19.9 million. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Our Predecessor."

          EXCO's corporate strategy includes two fundamental components: (1) maintain a disciplined acquisition program to seek and acquire properties that have established production histories and value enhancement potential through development drilling and exploitation projects and (2) exploit its multi-year inventory of development drilling locations. Since January 2004, EXCO has completed approximately $4.8 billion of acquisitions, of which $3.8 billion was allocated to 1.8 Tcfe of proved reserves. Selected acquisitions include:

  •
  the $225.1 million acquisition of North Coast Energy, Inc. in our Appalachian operating area in January 2004;

  •
  the $665.1 million acquisition of properties from ONEOK, Inc. in the East Texas and Mid-Continent operating areas in February 2006;

  •
  the $1.1 billion acquisition of Winchester Energy Company, Ltd. in the East Texas/North Louisiana operating area in October 2006;

  •
  the $1.5 billion acquisition of the Anadarko Vernon Operations in March 2007; and

  •
  the $500.2 million acquisition of the Anadarko Southern Gas Operations in May 2007.

          In addition, EXCO invested approximately $194.3 million during 2006 and $304.4 million in the first nine months of 2007 in oil and natural gas drilling and completion on its properties. During 2006, EXCO added approximately 92.9 Bcfe of proved reserves through drilling and development. As of September 30, 2007, EXCO had identified 3,245 drilling locations on its Retained Properties and anticipates developing these locations over the next 10 years.

          EXCO views us as an integral part of its overall growth strategy and intends to use us as its primary vehicle to own mature producing properties in its operating areas. EXCO believes that using us in this manner will provide it with the opportunity to enhance the valuation of a substantial portion of its mature producing properties primarily because we are a tax-efficient vehicle. EXCO expects that the estimate of the aggregate percentage depletion of any of its currently owned mature producing properties offered to us in the future will be between 60% and 80%. Following the consummation of this offering and the related transactions, EXCO will own a 48% limited partner interest in us, a 2% general partner interest in us and the related incentive distribution rights. Please read "Prospectus Summary — Our Partnership Structure and Formation Transactions." As EXCO continues to develop the undeveloped properties within its portfolio and those properties become producing properties, we believe it will make economic sense for EXCO to sell them to us at accretive valuations due to EXCO's significant ownership interest in us.

          While we believe EXCO has an economic interest to contribute or sell additional assets to us and bring us in as a partner when pursuing future acquisitions, EXCO has no obligation to do so. EXCO regularly evaluates potential acquisitions and dispositions that do not involve us and may elect to acquire or dispose of oil and natural gas properties in the future without offering us the opportunity to purchase those assets. We cannot say which, if any, opportunities to acquire assets from EXCO may be made available to us or if we will choose to pursue any such opportunity. Moreover, EXCO is not restricted in its ability to compete with us and is a competing producer in all of our operating areas. Further, because EXCO controls us through its indirect ownership of our general partner, we cannot pursue acquisitions or dispositions unless EXCO causes us to do so. If EXCO fails to present us with, or successfully competes against us for, attractive acquisition opportunities, we may not be able to replace or increase our reserves, which would adversely affect our cash from operations and our ability to make cash distributions.

          As of September 30, 2007, EXCO employed 631 full time employees, 371 of whom were principally dedicated to operating our properties. Through our relationship with EXCO, we will have access to EXCO's personnel, senior management team, strong commercial relationships throughout the oil and gas industry, EXCO's broad operational, commercial, technical, risk management and acquisition expertise and EXCO's administrative infrastructure.

Business Strategy

          Our primary business objective is to maintain our asset base over the long term in a manner that will allow us to make quarterly cash distributions to our unitholders at our initial quarterly distribution rate of $0.35 per common unit and, over time, to grow our asset base to enable us to increase our quarterly cash distribution rate. Our strategy for achieving this objective is to:

  •
  Reserve a substantial percentage of operating cash flow for reinvestment in acquisitions and development drilling to maintain and, over the long term, grow our production and reserves.    We intend to maintain and grow our production and proved reserves through the reinvestment of approximately 40% to 60% of our cash flow from operations to develop existing and acquire additional oil and natural gas reserves. In addition, we expect to reserve approximately $426.3 million in cash from the proceeds of this offering which we intend to use to fund expansion capital expenditures, including future acquisitions of oil and natural gas properties.

  •
  Purchase producing oil and natural gas properties from EXCO through negotiated transactions, from third parties through joint efforts with EXCO and directly from third parties.

  •
  Purchase producing oil and natural gas properties from EXCO through negotiated transactions.    We expect to have the opportunity to make acquisitions of oil and natural gas properties directly from EXCO in the future. We will seek to acquire from EXCO oil and natural gas properties with predictable production profiles, low decline rates, long reserve lives and modest capital requirements. EXCO has indicated that it intends to use us as a growth vehicle to acquire producing oil and natural gas properties. If we purchase assets from EXCO, we believe that we will do so in negotiated transactions and not through an auction process. Although EXCO is not under any obligation to offer properties to us and is a competing producer in most of our operating areas, we believe EXCO will have a strong incentive to offer properties to us, given its significant ownership of partnership interests in us.

  •
  Purchase producing assets from third parties through joint efforts with EXCO.
  Although EXCO is not under any obligation, we expect to have the opportunity to participate with EXCO in jointly pursuing oil and natural gas properties that may not be entirely attractive acquisition candidates for either of us individually or that we would not be able to pursue on our own. For example, a package of oil and natural gas properties may include both long-lived assets with low-risk development opportunities that would be of interest to us and upside opportunities requiring more capital that would be of interest to EXCO. We intend to jointly pursue these and other acquisitions with EXCO to the extent they would be well suited for our business. We believe this arrangement will provide us with a competitive advantage in the acquisition of oil and natural gas properties.

  •
  Purchase producing assets from third parties.    We plan to implement a growth strategy of pursuing accretive acquisitions of oil and natural gas assets in our operating areas, primarily targeting longer-lived assets with low decline rates. We believe that we will have a cost of capital advantage relative to our corporate competitors and a technical advantage due to the scale of EXCO's operations and infrastructure, which will enhance our ability to acquire producing oil and natural gas properties.

  •
  Exploit our development drilling inventory.    As of September 30, 2007, we had an inventory of 4,907 onshore development drilling locations. We intend to conservatively exploit this inventory to offset the natural decline of our producing wells with new production from the prospects we currently have on our properties.

  •
  Reduce our exposure to fluctuations in commodity prices through the use of derivative financial instruments.    We employ a comprehensive commodity price risk management program to reduce the impact of short-term fluctuations in commodity prices on our cash flows. We believe this reduces the volatility of our cash flows. Following the contribution of certain derivative financial instruments by EXCO to us in connection with the consummation of this offering, we will have derivative financial instruments covering 125.4 Mmcfe/d at $8.62/Mcfe, 99.2 Mmcfe/d at $8.10/Mcfe and 42.5 Mmcfe/d at $8.13/Mcfe for the years ended December 31, 2008, 2009 and 2010, respectively. This represents 84%, 66% and 28%, respectively, of our forecasted 2008 production levels.

  •
  Maintain relatively low levels of long-term indebtedness.    We intend to avoid borrowing to make cash distributions and to maintain a low level of long-term indebtedness. Because our cash flows are generated from the natural depletion of our primary assets, which are oil and natural gas reserves, we believe it is prudent to maintain a strong balance sheet with low levels of long-term indebtedness. This approach enhances our ability to execute our business plan through the commodity price cycle and preserves our liquidity for financing acquisitions.

Competitive Strengths

          We believe the following competitive strengths will allow us to achieve our objectives of generating and growing cash available for distribution:

  •
  Our relationship with EXCO.    EXCO has a long history of pursuing and consummating acquisitions of oil and natural gas properties, developing oil and natural gas fields and operating oil and natural gas wells. We believe that our relationship with EXCO will provide us with certain advantages, including:

  •
  an increased amount of acquisition opportunities we can pursue through our ability to acquire assets directly from EXCO and our ability to acquire assets jointly with EXCO;

  •
  strong commercial relationships throughout the oil and gas industry; and

  •
  access to EXCO's operational, commercial, technical, risk management and administrative infrastructure and acquisition expertise.

  •
  Our drilling inventory, which allows us to offset the natural decline of our assets through low risk development drilling.    We have an inventory of approximately 4,907 development drilling locations on the undeveloped acreage in our Appalachian operating area, which we intend to exploit conservatively to partially offset the natural decline of our producing wells. If we were to substantially increase our drilling program, these drilling locations would also provide us with an alternative to having to make acquisitions in order to maintain and modestly grow our production over time.

  •
  Our properties, which are characterized by stable and long-lived production with relatively low production decline rates.    Our producing properties have well understood geologic features and predictable production profiles that make them well suited to our objective of making regular cash distributions to our unitholders. In addition, our proved undeveloped properties in our Appalachian operating area are characterized by long reserve lives and high drilling success rates with modest production rates relative to other producing basins in the United States. Collectively, our properties have an average ten-year annual future decline rate of 5.8%.

  •
  Our management, which is experienced in acquiring, exploiting and operating oil and natural gas properties.    Our management team has led both public and private oil and natural gas companies over the past 20 years and has an average of over 26 years of industry experience in acquiring, developing, and exploiting oil and natural gas properties.

  •
  Our geographic diversity, which provides us access to several prolific basins and mitigates our exposure to adverse developments in any one geographic area.    Our ownership of oil and natural gas properties in the Appalachian, East Texas/North Louisiana, Mid-Continent and Permian regions of the United States provides us with potential acquisition opportunities in several prolific basins. In addition, the geographic diversity of our properties reduces the impact that an adverse development in the oil and gas industry in any one geographic area would have on our results of operations and cash available for distribution.

  •
  Our partnership structure, which provides us with a relatively low cost of capital.    Unlike our corporate competitors, we are not subject to federal income taxation at the entity level. We believe that, collectively, these attributes should provide us with a lower cost of capital than our corporate competitors, enhancing our ability to compete for future acquisitions both individually and jointly with EXCO.

  •
  Our capital structure, which provides us with financial flexibility.    On a pro forma basis after giving effect to this offering, we will have no long-term indebtedness. As a result, our cash available for distribution will not be reduced by amounts needed for principal and interest payments so long as we do not incur any long-term indebtedness. In addition, the financial flexibility of our capital structure will further enhance our ability to compete for future acquisitions of oil and natural gas properties.

Our Oil and Natural Gas Data

  Proved Reserves

          The following table presents the total estimated proved reserves and the present value of total estimated proved reserves relating to the Partnership Properties as of September 30, 2007 based on reserve reports prepared by Lee Keeling and Associates, Inc., our independent reserve engineers. The estimates of proved reserves have not been filed with or included in reports to any federal authority or agency other than the SEC in connection with this offering. The standardized measure values shown in the table are not intended to represent the current market value of our estimated oil and natural gas reserves.

As of September 30, 2007
Pro forma reserve data:
Estimated proved reserves:
Oil (Mbbls)	11,304
Natural gas (Mmcf)	803,785
Total (Mmcfe)	871,609
Proved developed reserves (Mmcfe)	694,217
Proved undeveloped reserves (Mmcfe)	177,392
Proved developed reserves as % of total proved reserves	79.6%
Pro forma standardized measure (in millions)(1)	$1,548.4
Spot oil and natural gas prices(2):
Oil (per Bbl)	$81.61
Natural gas (per Mmbtu)	6.38

(1)
Standardized measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the FASB (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per year to reflect the timing of future net cash flows. Our standardized measure does not reflect any future federal income tax expenses because we are not subject to federal income taxes, although we have provided for certain state income taxes where the partnership business form is not treated as a pass-through entity. Standardized measure does not give effect to derivative transactions as we do not designate our derivative financial instruments as hedges. For a description of our derivative transactions, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Partnership Properties."

(2)
The representative prices that were used in the determination of standardized measure represent a cash market price on September 30, 2007, adjusted for historical differentials. Representative prices are presented before the effects of our derivative financial instruments. Market prices for oil and natural gas are at relatively high levels and are highly volatile. See "Risk factors — Risks Relating to Our Business and Operations — Oil and natural gas prices are at relatively high levels and are highly volatile." A decline in these commodity prices will cause a decline in our cash flow from operations, which may force us to reduce our distributions or cease paying distributions altogether.

	Year ended December 31, 2006	Nine months ended September 30, 2007
Net production:
Oil (Mbbls)	1,375	919
Natural gas (Mmcf)	58,157	38,552
Total production (Mmcfe)	66,407	44,066
Average daily production (Mmcfe/d)	181.9	161.4
Average sales prices(1):
Oil (per Bbl)	$63.93	$63.51
Natural gas (per Mcf)	7.09	6.78
Costs and expenses (per Mcfe):
Oil and natural gas operating costs	$1.09	$1.35
Production and ad valorem taxes	0.46	0.48
Depreciation, depletion and amortization expense	2.49	2.65

(1)
Prices do not include the effects of derivative financial instruments.

          Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled into known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.

          The data in the above table represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. Please read "Risk Factors."

          Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The standardized measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by FASB pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

  Our Pro Forma Production Price and Cost History

          The following table sets forth information for the Partnership Properties on a pro forma basis for the year ended December 31, 2006 and for the nine months ended September 30, 2007.

	Year ended December 31, 2006	Nine months ended September 30, 2007
	(dollars in thousands, except production and per unit amounts)
Revenues:
Oil:
Revenue (1)	$87,900	$58,365
Production sold (Mbbl)	1,375	919
Average sales price (per Bbl) (1)	63.93	63.51
Natural gas:
Revenue (1)	$412,533	$261,399
Production sold (Mmcf)	58,157	38,552
Average sales price (per Mcf) (1)	7.09	6.78
Costs and expenses:
Average production cost per Mcfe	$1.55	$1.84
General and administrative expense (per Mcfe) (2)	0.29	0.33
Depreciation, depletion and amortization per Mcfe	2.49	2.65

(1)
Excludes the effects of derivative cash settlements and derivative financial instruments.

(2)
Represents the $1.6 million per month payable under our administrative services agreement.

Summary of Our Geographic Areas of Operation

          The following tables set forth pro forma summary reserve and operating information attributable to our principal geographic areas of operation as of September 30, 2007:

	Estimated proved reserves at September 30, 2007(1)
			Net daily production for the month ended September 30, 2007 (Mmcfe/d)			Average ten-year annual future decline rate(4)
					2008 - 2009 average decline rate(3)
Operating area	Total (Bcfe)	% developed		Reserve-to-production ratio (years)(2)			Aggregate percentage depletion(5)
Appalachia(6)	425.0	58%	44.2	26.3	11.6%	4.9%	63.9%
East Texas/North Louisiana	156.8	100%	47.9	9.0	13.8%	6.4%	68.5%
Mid-Continent	258.6	100%	67.8	10.4	12.0%	6.1%	84.5%
Permian	31.2	100%	6.2	13.8	7.0%	4.9%	84.6%

Total(7)	871.6	80%	166.1	14.4	12.2%	5.8%	78.5%

(1)
As determined by Lee Keeling and Associates, Inc., our independent reserve engineers, using spot oil and natural gas prices as of September 30, 2007, adjusted for market differentials.

(2)
Calculated by dividing estimated proved reserves as of September 30, 2007 by net daily production for the month of September 2007 on an annualized basis.

(3)
Represents percentage decrease in production from our proved developed properties, including all wells drilled as of September 30, 2007, from 2008 to 2009 as estimated by EXCO's internal reserve engineers and Lee Keeling and Associates, Inc. and does not reflect the impact of expected drilling capital expenditures.

(4)
Represents the average annual percentage decrease in production from our proved developed properties, including all wells drilled as of September 30, 2007, from 2008 to 2018 as estimated by EXCO's internal reserve engineers and Lee Keeling and Associates, Inc. and does not reflect the impact of expected drilling capital expenditures.

(5)
As used in this prospectus, the term "aggregate percentage depletion" is not a tax or accounting concept, but rather an engineering estimate that we calculate by dividing (a) the estimated cumulative production from our producing wells as of September 30, 2007 by (b) the estimated ultimate recovery from the proved developed producing reserves attributable to those wells.

(6)
At September 30, 2007, we had proved developed reserves of 247.6 Bcfe in our Appalachia operating area. The reserve-to-production ratio in years for these proved developed reserves was 15.3.

(7)
At September 30, 2007, we had total proved developed reserves of 694.3 Bcfe. The reserve-to-production ratio in years for our proved developed reserves was 11.5.

Our Areas of Production

  Appalachia

          The Appalachian area includes portions of the states of Kentucky, New York, Ohio, Pennsylvania, Virginia, West Virginia and Tennessee and covers an area of over 185,000 square miles. It is the most mature oil and natural gas producing region in the United States, first establishing oil production in 1859. The Appalachian area is strategically located near high energy demand areas with limited supply. As a result, the natural gas from this area typically commands a higher well head price relative to other North American areas.

          Although the Appalachian area has sedimentary formations indicating the potential for deposits of oil and natural gas reserves up to depths of 30,000 feet or more, most production in this area has been derived from relatively shallow, low porosity and permeability sand and shale formations at depths of 1,000 feet to 6,000 feet. Operations in the area are generally characterized by long reserve lives, high drilling success rates and a large number of low productivity wells in these shallow formations. In the Appalachian area, there are more than 200,000 producing wells and 3,100 operators, with most being relatively small, private enterprises. Our operations in the area primarily include development drilling on our existing acreage, as well as the acquisition of properties with established production and growth opportunities. We believe that the number of wells and operators presents a significant consolidation opportunity.

  Northwestern Pennsylvania Area

          The Northwestern Pennsylvania area stretches across eight counties in northwestern Pennsylvania. At September 30, 2007, we had proved reserves of 28.0 Bcfe and 599 gross producing wells in this area. The net daily production from these wells for the month of September 2007 averaged 5.6 Mmcfe/d, with our average working interest and net revenue interest in these wells being 92.7% and 81.0%, respectively. EXCO operates 99% of our proved reserves in this area. Drilling, completion and production activities target the Silurian Medina Sandstone formation at depths of 4,500 feet to 5,100 feet. We currently plan to drill 29 wells in this area during 2008.

  Central Pennsylvania Area

          The Central Pennsylvania area encompasses a band across 13 counties in central Pennsylvania. At September 30, 2007, we had proved reserves of 207.4 Bcfe and 1,837 gross producing wells in this area. The net daily production from these wells for the month of September 2007 averaged 12.0 Mmcfe/d, with our average working interest and net revenue interest in these wells being 86.2% and 72.7%, respectively. EXCO operates 99% of our proved reserves in this area. Drilling, completion and production activities target the multiple, laterally stratified reservoirs of the Upper Devonian, Venango, Bradford and Elk Sandstone formations at depths of 1,800 feet to 4,600 feet. We currently plan to drill 132 wells in this area during 2008.

  Eastern Ohio Area

          The Eastern Ohio area includes 25 counties in eastern Ohio. At September 30, 2007, we had proved reserves of 58.7 Bcfe and 1,726 gross producing wells in this area. The net daily production from these wells for the month of September 2007 averaged 10.7 Mmcfe/d, with our average working interest and net revenue interest in these wells being 86.9% and 74.7%, respectively. EXCO operates 97% of our proved reserves in this area. Drilling, completion and production activities target the Silurian Clinton Sandstone found at depths of 3,500 feet to 5,600 feet and the Knox series at depths approaching 7,500 feet. We currently plan to drill 31 wells during 2008.

  Northern West Virginia Area

          The Northern West Virginia area includes 17 counties located in northern West Virginia. At September 30, 2007, we had proved reserves of 76.3 Bcfe and 1,385 gross producing wells in this area. The net daily production from these wells for the month of September 2007 averaged 9.6 Mmcfe/d, with our average working interest and net revenue interest in these wells being 90.9% and 77.7%, respectively. EXCO operates 99% of our proved reserves in this area. Drilling, completion and production activities target the multiple, laterally stratified reservoirs of the Mississippian and Devonian formations found at depths of 2,500 feet to 4,500 feet. We currently plan to drill 19 wells in this area during 2008.

  Southern West Virginia Area

          The Southern West Virginia area includes 12 counties in southern West Virginia. At September 30, 2007, we had proved reserves of 49.0 Bcfe and 788 gross producing wells in this area. The net daily production from these wells for the month of September 2007 averaged 5.3 Mmcfe/d, with our average working interest and net revenue interest in these wells being 85.0% and 70.4%, respectively. EXCO operates 99% of our proved reserves in this area. Drilling, completion and production activities target the multiple, laterally stratified reservoirs of the Mississippian and Devonian formations found at depths of 1,500 feet to 5,500 feet. We currently plan to drill 6 wells in this area during 2008.

  East Texas/North Louisiana

          The East Texas/North Louisiana basin has a long productive history which started in 1929 with the discovery of the East Texas Field. More than 190,000 wells have been drilled with over 100,000 wells still producing. Almost 1,000 fields have been identified to develop 47 oil and natural gas plays. Our primary focus is the Cotton Valley formation and, where productive, the Hosston/Travis Peak formation.

  Holly/Caspiana Area

          The Holly/Caspiana area is located in De Soto Parish, Louisiana. Production is from the Cotton Valley and Hosston formations found at depths of 9,000 feet to 11,000 feet. At September 30, 2007, we had proved reserves of 45.3 Bcfe and 138 gross producing wells. The net daily production from these wells for the month of September 2007 averaged 14.9 Mmcfe/d, with our average working interest and net revenue interest in these wells being 60.1% and 46.6%, respectively. EXCO operates 99% of our proved reserves in this area.

  Longwood/Waskom Area

          The Longwood/Waskom area is located in Caddo Parish, Louisiana and Harrison and Panola Counties, Texas. Production is from the Cotton Valley and Hosston/Travis Peak formations found at depths of 6,200 feet to 10,200 feet. At September 30, 2007, we had proved reserves of 44.0 Bcfe and 219 gross producing wells. The net daily production from these wells for the month of September 2007 averaged 18.2 Mmcfe/d, with our average working interest and net revenue interest in these wells being 82.3% and 62.5%, respectively. EXCO operates 99% of our proved reserves in this area.

  Gladewater Area

          The Gladewater area is located in Gregg and Upshur Counties, Texas. Production is from the Pettet, Travis Peak and Cotton Valley formations found at depths of 7,100 feet to 11,500 feet. At September 30, 2007, we had proved reserves of 51.9 Bcfe and 360 gross producing wells. The net daily production from these wells for the month of September 2007 averaged 11.1 Mmcfe/d, with our average working interest and net revenue interest in these wells being 55.0% and 42.1%, respectively. EXCO operates 98% of our proved reserves in this area.

  Tyler Area

          The Tyler area is located in Rusk, Shelby and Smith Counties, Texas. Production is from the Lower Cotton Valley and Travis Peak formations found at depths of 7,200 feet to 11,500 feet. At September 30, 2007, we had proved reserves of 12.7 Bcfe and 63 gross producing wells. The net daily production from these wells for the month of September 2007 averaged 3.6 Mmcfe/d, with our average working interest and net revenue interest in these wells being 79.2% and 62.6%, respectively. EXCO operates 78% of our proved reserves in this area.

  Mid-Continent

          The Mid-Continent area includes Oklahoma, southwestern Kansas and the Texas Panhandle. The Mid-Continent area is characterized by stratigraphic plays with multiple, stacked pay zones and more complex geology than our other operating areas. Similar to our other operating areas, the Mid-Continent area contains a number of fields with long production histories. We and EXCO recognize the potential for additional attractive acquisition opportunities, as this area contains a number of smaller operators seeking liquidity opportunities and some larger companies seeking to divest non-core assets.

  Mocane-Laverne Area

          The Mocane-Laverne area is located in Beaver, Harper and Ellis Counties, Oklahoma. At September 30, 2007, we had proved reserves in this area of 82.5 Bcfe and 775 gross producing wells. EXCO operates 87% of our proved reserves in this area. The net daily production from these wells for the month of September 2007 averaged 23.6 Mmcfe/d, with our average working interest and average net revenue interest in these wells being 55.6% and 47.5%, respectively. At Mocane-Laverne, we are producing from four productive formations at depths from 5,000 feet to 9,000 feet.

  Golden Trend Area

          The Golden Trend area is located in Garvin, Grady and McClain Counties, Oklahoma. At September 30, 2007, we had proved reserves in this area of 117.9 Bcfe and 603 gross producing wells. EXCO operates 82% of our proved reserves in this area. The net daily production from these wells for the month of September 2007 averaged 28.1 Mmcfe/d, with our average working interest and average net revenue interest in these wells being 59.0% and 47.3%, respectively. At Golden Trend, we are producing from seven productive formations at depths from 6,500 feet to 17,500 feet.

  Watonga Chickasha Area

          The Watonga Chickasha area is located in Grady and Caddo Counties, Oklahoma. At September 30, 2007, we had proved reserves in this area of 33.0 Bcfe and 123 gross producing wells. EXCO operates 99% of our proved reserves in this area. The net daily production from these wells for the month of September 2007 averaged 10.2 Mmcfe/d, with our average working interest and average net revenue interest in these wells being 74.3% and 63.4%, respectively. At Golden Trend, we produce from multiple formations at depths from 8,000 feet to 14,700 feet.

  Permian

          The Permian area is located in West Texas and the adjoining area of southeastern New Mexico. Though the Permian area is better known as a mature oil focused basin exploited with waterflood and other enhanced oil recovery techniques, our activities are focused on conventional natural gas properties. Our Permian area properties are characterized by long reserve lives and low operating costs.

          Our Permian area properties are located primarily in Dawson and Val Verde Counties, Texas and Chaves County, New Mexico. At September 30, 2007, we had proved reserves of 31.2 Bcfe and 115 gross producing wells in the Permian area. EXCO operates 99% of our proved reserves in this area. The net daily production from these wells for the month of September 2007 averaged 6.2 Mmcfe/d, with our average working interest and our average net revenue interest in these wells being 58.5% and 49.5%, respectively.

Our Interest in Productive Wells

          The following table quantifies certain pro forma information regarding our productive wells (wells that are currently producing oil or natural gas or are capable of production), including temporarily shut-in wells, at September 30, 2007. The number of total gross oil and natural gas wells excludes any multiple completions. Gross wells refers to the total number of physical wells in which we hold any working interest, regardless of our percentage interest. A net well is not a physical well, but is a concept that reflects the actual total working interests we hold in all wells. We compute the number of net wells we own by totaling the percentage interests we hold in all our gross wells.

	At September 30, 2007
	Gross wells(1)			Net wells
Operating area
	Oil	Gas	Total	Oil	Gas	Total
East Texas/North Louisiana	43	771	814	39.8	516.9	556.6
Appalachia	408	6,066	6,474	403.4	5,557.3	5,960.7
Mid-Continent	221	1,288	1,509	143.3	748.9	892.3
Permian	29	86	115	9.8	63.8	73.6

Total	701	8,211	8,912	596.3	6,886.9	7,483.2

(1)
As of September 30, 2007, we owned interests in 20 gross wells with multiple completions.

          As of September 30, 2007, EXCO was the operator of 8,076 of our gross (7,266.1 net) wells, which represented approximately 94% of our proved reserves.

  Wellbore Assignments, Developed and Undeveloped Acreage

          At the closing of this offering, EXCO will contribute to us a substantial number of working interests in identified producing wells (often referred to as wellbore assignments) in its East Texas/North Louisiana, Mid-Continent and Permian operating areas, which represent approximately 68% of our production and 60% of our proved developed reserves as of September 30, 2007. Other than the contributed Appalachian properties discussed below, we will not initially own any mineral or leasehold interests or any other development properties. Any mineral or leasehold interests or other rights that are assigned to us as part of each wellbore assignment will be limited to only that portion of such interests or rights that is necessary to produce hydrocarbons from that particular wellbore, and will not include the right to drill additional wells (other than replacement wells) within the area covered by the leasehold interest to which that wellbore relates. In addition, pursuant to the terms of the wellbore assignments from EXCO, our operation with respect to each wellbore will be limited to the interval from the surface to the deepest drilled depth of the wellbore, plus an additional 100 feet as a vertical easement for operating purposes only. The wellbore assignments also limit the horizontal reach of the assigned interest to any horizon accessible from the wellbore on the date of the assignments, including those horizons that are not currently producing within the vertical limit of the wellbore. We will not have the right to drill horizontally beyond the confines of the existing wellbore. As a result, in areas where we do not own reserves in addition to those associated with a particular wellbore assignment (i.e., all of our operating areas other than the Appalachian operating area), we will have no ability to drill, or participate in the drilling of, additional wells, including downspacing wells drilled by EXCO and others. In addition, many of our wells directly offset potential drilling locations held by EXCO and third parties. It is in the nature of petroleum reservoirs that when a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves.

          At the closing of this offering, EXCO will contribute to us all of its Appalachian properties in addition to the wellbore assignments. The contributed Appalachian properties include proved undeveloped reserves, representing 20% of our proved reserves. The following table sets forth information for our leasehold acreage in Appalachia as of September 30, 2007.

	At September 30, 2007
	Appalachia leasehold acreage(1)
	Gross(3)	Net(4)
Developed acreage(1)	416,917	392,127
Undeveloped acreage(2)	429,568	403,016

Total	846,485	795,143

(1)
Developed acres are acres spaced or assigned to productive wells.

(2)
Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

(3)
A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(4)
A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

          The primary terms of our oil and natural gas leases in Appalachia expire at various dates, generally ranging from one to five years. Almost all of our undeveloped acreage is "held by production," which means that these leases are active as long as we produce oil or natural gas from the acreage. Upon ceasing production, these leases will expire. We have 10,303, 53,355 and 30,081 net acres in Appalachia with leases expiring in 2007, 2008 and 2009, respectively.

          The undeveloped "held by production" acreage in Appalachia in many cases represents potential additional drilling opportunities through down spacing and drilling of proved undeveloped and unproved locations in the same formation(s) already producing in a given oil or natural gas field without the necessity of purchasing additional leases or producing properties. Our Appalachian acreage includes acreage held in emerging shale trends across Pennsylvania and West Virginia, including the Marcellus Shale and Devonian Shale. Upon the closing of this offering, North Coast will own substantially all of our Appalachian properties, including our acreage held in these emerging shale trends.

          Because our business strategy does not include assuming the risks associated with developing our acreage in emerging shale trends, North Coast will enter into the North Coast—EXCO Deep Rights Farmout Agreement, or the Deep Rights Farmout, with EXCO pursuant to which North Coast will farmout to EXCO certain deep rights in this acreage. These deep rights consist of North Coast's leasehold interests below the depth of the Elk Group interval in various counties in Pennsylvania and West Virginia. The Deep Rights Farmout will cover approximately 192,000 gross acres, on which EXCO will have the right to drill exploratory and development wells to access the covered leasehold interests. The principal exploration target is expected to be the Marcellus Shale.

          EXCO will pay North Coast $250,000 upon execution of the Deep Rights Farmout. Under this agreement, EXCO will be obligated to pay all of the costs of drilling, completing, equipping and operating the wells it drills. In addition, EXCO will pay North Coast a location fee in the amount of $7,500 per well. EXCO will earn an assignment of a portion of North Coast's leasehold interest for each successful well it drills pursuant to the Deep Rights Farmout. The portion of acreage earned by EXCO per well will depend upon whether the well is a vertical or horizontal well.

          Pursuant to the Deep Rights Farmout, North Coast will retain an overriding royalty interest in each successful well. The amount of the overriding royalty interest will depend upon North Coast's existing net revenue interest in the subject leases. If the existing net revenue interest in a lease is greater than 81.25%, North Coast will generally retain an overriding royalty interest in all acreage earned by EXCO that is subject to that lease of 3% of 8/8ths, however, EXCO will receive a minimum net revenue interest of 81.25% and North Coast's retained overriding royalty interest will be reduced accordingly. If the existing net revenue interest in a lease is equal to or less than 81.25%, North Coast will retain a 1% of 8/8ths overriding royalty interest in that lease. The initial term of the Deep Rights Farmout will be 24 months and EXCO will have an option to extend the agreement for an additional 24 months by the payment of an extension fee to us.

Operations

  General

          Pursuant to a master operating agreement and an administrative services agreement with EXCO, EXCO will operate 94% of our wells (measured by total reserves) on a pro forma basis as of September 30, 2007. As operator, EXCO designs and manages operation and maintenance activities on a day-to-day basis. Third parties operated approximately 6% of our properties

(measured by total reserves) on a pro forma basis as of September 30, 2007. Pursuant to the administrative services agreement and the master operating agreement, EXCO will operate substantially all of our assets. EXCO employs production and reserve engineers, geologists and other specialists, as well as field personnel that will perform land and engineering services for our properties under the master operating agreement and joint operating agreements.

  Marketing

  General

          Under our master operating agreement, EXCO will agree to purchase all of our oil and natural gas production that it is able to resell to its customers. EXCO will not be obligated to purchase any production from us with respect to which it has not entered into corresponding purchase contracts with its customers. We will pay EXCO a marketing fee of $0.01 per Mcf of natural gas and $0.10 per Bbl of oil that it resells on our behalf. Upon receipt of the resale proceeds from its customers, EXCO will remit those proceeds to us, net of the applicable marketing fees. EXCO will bear all risk of collection under customer purchase contracts that it enters into to resell our natural gas and will be obligated to pay us the full purchase price under those contracts, net of marketing fees, regardless of whether EXCO collects the full purchase price from its customers. Because EXCO will not segregate our production from its own and will market our production generally to the same customers to whom it markets it own production, we and EXCO will generally face similar market conditions and associated risks.

          EXCO's ability to resell our production depends upon the demand for oil and natural gas from EXCO's customers. For the nine months ended September 30, 2007, sales of natural gas to Atmos Energy Marketing L.L.C. and Anadarko Energy Services Company accounted for approximately 20.8% and 9.4% of EXCO's total oil and natural gas revenues, respectively. For the same period, EXCO's top five customers accounted for approximately 46.0% of EXCO's oil and natural gas revenues.

  Oil Sales

          EXCO will sell the majority of the oil we produce under short-term contracts using market sensitive pricing. The majority of EXCO's oil contracts in the future will be based on NYMEX pricing, which is typically calculated as the average of the daily closing prices of oil to be delivered one month in the future. EXCO currently sells the majority of its oil at F.O.B. field prices posted by the principal purchaser of oil where its producing properties are located, and EXCO will sell a portion of our oil in this manner in the future. EXCO's sales contracts are of types common within the industry, and it will generally negotiate a separate contract for each of our properties. Generally, EXCO will sell our oil to purchasers and refiners near the areas of our producing properties.

  Natural Gas Sales

          EXCO will resell the majority of our natural gas production under individually negotiated natural gas purchase contracts using market sensitive pricing. EXCO's natural gas contracts vary in length from spot market sales of a single day to term agreements that may extend for a year or more. EXCO's natural gas customers include utilities, natural gas marketing companies and a variety of commercial and industrial end users. The natural gas purchase contracts will define the terms and conditions unique to each of these sales. The prices received for natural gas sold on the spot market varies daily, reflecting changing market conditions.

  Derivative Activity

          We enter into derivative transactions with unaffiliated third parties with respect to oil and natural gas prices in order to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in commodity prices. For a more detailed discussion of our derivative activities, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Our Operations — Derivative Financial Instruments" and "— Quantitative and Qualitative Disclosures About Market Risk."

  Competition

          The oil and gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

          Competition is also strong for attractive oil and natural gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily when attempting to make further acquisitions.

          In addition, EXCO is not restricted in its ability to compete with us and will be a competing producer in all of our operating areas. Please read "Certain Relationships and Related Party Transactions" and "Risk Factors — Risks Related to Our Structure and this Offering."

  Title to Properties

          As is customary in the oil and gas industry, we initially conduct only a cursory review of the title to our properties on which we do not have proved reserves. Prior to the commencement of drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property. Prior to completing an acquisition of producing natural gas leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, we have obtained title opinions on a significant portion of our natural gas properties and believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and gas industry. Our properties are subject to customary royalty and other interests, liens for current taxes and other burdens that we believe do not materially interfere with the use of or affect our carrying value of the properties.

Environmental and Safety Matters and Regulation

          General.    Our oil and natural gas exploration, development and production operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. As with the industry generally, compliance with current and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations may, among other things:

  •
  require the acquisition of various permits before drilling commences;

  •
  enjoin some or all of the operations of facilities deemed in non-compliance with permits;

  •
  restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling, production and transportation activities;

  •
  limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, areas inhabited by endangered or threatened species, and other protected areas;

  •
  impose investigatory and remedial obligations to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; and

  •
  assess administrative, civil and even criminal penalties for failure to comply with applicable legal requirements.

          These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and state legislatures and federal and state agencies frequently revise environmental laws and regulations and any changes that result in more stringent and costly waste handling, disposal or cleanup requirements could have a significant impact on our oil and natural gas operating costs. While we believe that our operations are in substantial compliance with all current applicable environmental and safety laws and regulations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition or results of operations, there is no assurance that this trend of compliance will continue or that costs will not be material in the future.

          The following is a summary of the more significant existing environmental and safety laws and regulations to which our business operations are subject and with which compliance may have a material adverse effect on our capital expenditures, earnings or competitive position.

          Hazardous Substance and Waste Handling.    The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to strict, joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

          The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With the approval of the federal Environmental Protection Agency, or the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil or natural gas are currently regulated under RCRA's non-hazardous waste provisions. However, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position. Also, in the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, that may be regulated as hazardous wastes.

          We currently own, lease, or operate numerous properties that have been used for oil and natural gas exploration and production for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations, including offsite locations, where such substances have been taken for reclamation or disposal. In addition, some of our properties have been operated by third party owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial plugging or pit closure operations to prevent future contamination.

          Water Discharges.    The Federal Water Pollution Control Act, also known as the Clean Water Act, or the CWA, and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by an appropriately issued permit. Spill prevention, control, and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture, or leak. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

          The primary federal law imposing liability for oil spills is the Oil Pollution Act, or OPA, which sets minimum standards for prevention, containment, and cleanup of oil spills. OPA applies to vessels, offshore facilities, and onshore facilities, including exploration and production facilities that may affect waters of the United States. Under OPA, responsible parties, including owners and operators of onshore facilities, may be subject to oil spill cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills.

          Air Emissions.    The federal Clean Air Act, or CAA, and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants, which could increase the costs of compliance at some facilities. States can impose air emissions limitations that are more stringent than the federal standards imposed by the EPA. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

          Global Warming and Climate Change.    Recent scientific studies have suggested that emissions of certain gases, commonly referred to as "greenhouse gases," which include carbon dioxide and methane, may be contributing to warming of the Earth's atmosphere. In response to such studies, the U.S. Congress is actively considering legislation to reduce emissions of greenhouse gases. In addition, at least 17 states (currently not including Texas) have declined to wait on Congress to develop and implement climate control legislation and have already taken legal measures to reduce emissions of greenhouse gases. Also, as a result of the U.S. Supreme Court's decision on April 2, 2007 in Massachusetts, et al. v. EPA, the EPA must consider whether it is required to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks) even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. The Court's holding in Massachusetts that greenhouse gases fall under the CAA's definition of "air pollutant" may also result in future regulation of greenhouse gas emissions from stationary sources under various CAA programs. Passage of climate control legislation or other regulatory initiatives by Congress or various states of the U.S. or the adoption of regulations by the EPA or analogous state agencies that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations and demand for oil and natural gas.

          National Environmental Policy Act.    Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an environmental assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. Although we do not currently have production on federal lands, any future exploration and production activities on federal lands will require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay or limit the development of future oil and natural gas projects.

          Endangered Species Act.    The federal Endangered Species Act, or ESA, restricts activities that may affect endangered or threatened species or their habitats. While some of our facilities may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

          Health and Safety.    Operations associated with our properties are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. OSHA hazard communication standard, EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations.

Other Regulation of the Oil and Gas Industry

          The oil and gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect others in our industry with similar types, quantities and locations of production.

          The Department of Homeland Security Appropriations Act of 2007 requires the Department of Homeland Security, or DHS, to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and natural gas facilities that are deemed to present "high levels of security risk." The DHS is currently in the process of adopting regulations that will determine whether some of our facilities or operations will be subject to additional DHS-mandated security requirements. Presently, it is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

          Production Regulation.    Our operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

  •
  the location of wells;

  •
  the method of drilling and casing wells;

  •
  the surface use and restoration of properties upon which wells are drilled;

  •
  the plugging and abandoning of wells; and

  •
  notice to surface owners and other third parties.

          State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and natural gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil and natural gas within its jurisdiction. States do not generally regulate wellhead prices or engage in other, similar direct economic regulation, but there can be no assurance they will not do so in the future.

          Other Regulation.    The availability, terms and cost of transportation significantly affect sales of natural gas. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission, or FERC. Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. FERC regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas.

          Although natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. We cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of oil are not currently price-regulated and are made at market prices.

Employees

          Neither we, our subsidiaries, our managing general partner or our general partner have employees, but upon the consummation of this offering, we will enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering and a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets. As of September 30, 2007, EXCO had 631 full time employees, 371 of whom are principally dedicated to operating our properties. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that relations with these employees are satisfactory.

Offices

          EXCO currently leases approximately 65,000 square feet of office space in 12377 Merit Drive, Suite 1700 LB 82, Dallas, Texas 75251, where our principal offices are located. The lease for this office expires on June 30, 2013. In addition to the office space in Dallas, Texas, EXCO maintains offices in Akron, Ohio; Denver, Colorado; Ravenswood, West Virginia; Shreveport, Louisiana; The Woodlands, Texas; Tulsa, Oklahoma; Tyler, Texas; and Youngstown, Ohio; and EXCO has numerous field offices in areas in which we operate. Following this offering, we expect to continue to use these offices under our administrative services agreement with EXCO.

Legal Proceedings

          Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any material legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject.

          On October 11, 2006, a putative class action was filed against our subsidiary, North Coast. Our subsidiary, North Coast Energy Eastern, Inc., has since been added as a defendant in this class action. The case is styled PRC Holdings, LLC, et al. v. North Coast Energy, Inc. and was filed in the Circuit Court of Roane County, West Virginia. This action has been removed to the United States District Court for the Southern District of West Virginia. The action has been brought by certain landowners and lessors in West Virginia for themselves and on behalf of other similarly situated landowners and lessors in West Virginia. The lawsuit alleges that North Coast and North Coast Energy Eastern, Inc. have not been paying royalties to the plaintiffs in the manner required under the applicable leases, have provided misleading documentation to the plaintiffs regarding the royalties due, and have breached various other contractual, statutory and fiduciary duties to the plaintiffs with regard to the payment of royalties. In a case styled The Estate of Garrison Tawney v. Columbia Natural Resources, LLC announced in June 2006, the West Virginia Supreme Court held that language such as "at the wellhead" and similar language contained in leases, when used in describing how to calculate royalties due lessors was ambiguous and, therefore, should be construed strictly against the lessee. Accordingly, in the absence of express language in a lease that is intended to allocate between a lessor and lessee post-production costs such as the costs of marketing the product and transporting it to the point of sale, no post-production costs may be deducted from the lessor's royalty payment due from the lessee. The claims alleged by the plaintiffs in the lawsuit filed against North Coast and North Coast Energy Eastern, Inc. are similar to the claims alleged in the Tawney case. Plaintiffs are seeking common law and statutory compensatory and punitive damages, interest and costs and other remedies. We are vigorously defending the existing lawsuit. The action is in a very preliminary stage. The preliminary status of the lawsuit leaves the ultimate outcome of this litigation uncertain. We believe that we have substantial defenses to this lawsuit and that the adverse affects from this litigation, if any, are reflected in our financial statements and we do not expect the ultimate outcome of the lawsuit to have a material effect on our financial position, results of operations or cash flows. In addition, under our contribution agreement, EXCO has agreed to indemnify us against claims with respect to our operations at or prior to the closing of this offering. Please read "Risk Factors — As of November 9, 2007, Moody's and Standard & Poor's assigned EXCO credit ratings of B2 and B, respectively, which are speculative ratings."

MANAGEMENT

Management of EXCO Partners, LP

          EXCO GP Partners, LP, our general partner, has direct responsibility for conducting our business and managing our operations. Because our general partner is a limited partnership, its general partner, EXCO Partners GP LP, LLC, whom we refer to as our managing general partner, is responsible for the business and activities of our general partner and will manage our operations and activities, and its board of directors and officers will make decisions on our behalf. EXCO is the sole member of our managing general partner and indirectly owns our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as our general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

          Our managing general partner has a board of directors that oversees its management, operations and activities. The board of directors of our managing general partner will have at least three members who are not officers or employees, and are otherwise independent, of EXCO and its affiliates. These directors, to whom we refer as independent directors, must meet the independence standards established by the New York Stock Exchange and SEC rules.

          As required by our partnership agreement, the board of directors of our managing general partner will maintain a conflicts committee, comprised of at least two independent directors, that will determine if the resolution of a conflict of interest with our general partner or its affiliates is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our managing general partner of any duties it may owe us or our unitholders in its capacity as our general partner. In addition, as required by SEC rules and the listing standards of the New York Stock Exchange, the board of directors of our managing general partner will maintain an audit committee comprised of at least three independent directors. The audit committee may also serve as the conflicts committee.

          The board of directors of our managing general partner will have at least one independent director to serve on the audit committee prior to our units being listed for trading on the New York Stock Exchange, at least one additional independent director to serve on the audit committee within 90 days after listing of our units on the New York Stock Exchange, and a third independent director to serve on the audit committee not later than one year following the listing of our units on the New York Stock Exchange. We expect Robert G. Morris to serve on the audit committee as the independent director prior to our units being listed for trading on the New York Stock Exchange.

          Even though most companies listed on the New York Stock Exchange are required to have a majority of independent directors serving on the board of directors of the listed company and to establish and maintain an audit committee, a compensation committee and a nominating/corporate governance committee each consisting solely of independent directors, the New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our managing general partner or to establish a compensation committee or a nominating/corporate governance committee.

          Whenever our managing general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee, and our managing general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Delaware Act or any other law. Examples include the exercise of its limited call rights, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

Directors and Executive Officers

          The following table sets forth certain information with respect to the members of the board of directors and the executive officers of our managing general partner. Executive officers and directors will serve until their successors are duly appointed or elected.

Name	Age	Position(s)
Douglas H. Miller	60	Chairman and Chief Executive Officer
Stephen F. Smith	66	Vice Chairman and President
J. Douglas Ramsey, Ph.D.	47	Vice President, Chief Financial Officer and Treasurer
Harold L. Hickey	51	Vice President and Chief Operating Officer
William L. Boeing	52	Vice President, General Counsel and Secretary
Mark E. Wilson	48	Vice President, Chief Accounting Officer and Controller
Robert G. Morris	63	Director
Harvey L. Zimmermann	60	Director

          Douglas H. Miller became the Chairman of the board of directors and the Chief Executive Officer of our managing general partner in September 2007. Mr. Miller has been the Chairman of the board of directors and Chief Executive Officer of EXCO since December 1997. Mr. Miller was Chairman of the board of directors and Chief Executive Officer of Coda Energy, Inc., or Coda, an independent oil and natural gas company, from October 1989 until November 1997 and served as a director of Coda from 1987 until November 1997.

          Stephen F. Smith became the Vice Chairman of the board of directors and the President of our managing general partner in September 2007. Mr. Smith joined EXCO in June 2004 as Vice Chairman of EXCO's board of directors and was appointed President and Secretary in October 2005. He served as EXCO's Secretary until April 2006. Prior to joining EXCO, Mr. Smith was co-founder and Executive Vice President of Sandefer Oil and Gas, Inc., an independent oil and natural gas exploration and production company, from January 1980 to June 2004. Mr. Smith was one of EXCO's directors from March 1998 to July 2003. Prior to 1980, Mr. Smith was an Audit Partner with Arthur Andersen LLP.

          J. Douglas Ramsey, Ph.D., became the Vice President, Chief Financial Officer and Treasurer of our managing general partner in September 2007. He has been the Chief Financial Officer and a Vice President of EXCO since December 1997. Dr. Ramsey was one of EXCO's directors from March 1998 until October 5, 2005. From March 1992 to December 1997, Dr. Ramsey worked for Coda as Financial Analyst and Assistant to the President and then as Financial Planning Manager. Dr. Ramsey also taught finance at Southern Methodist University in their undergraduate and professional MBA programs.

          Harold L. Hickey became the Vice President and Chief Operating Officer of our managing general partner in September 2007. Mr. Hickey has been EXCO's Vice President and Chief Operating Officer since October 2005. Prior to October 2005 and beginning in January 2004, Mr. Hickey served as President of EXCO's wholly-owned subsidiary, North Coast. Mr. Hickey was EXCO's Production and Asset Manager from February 2001 to January 2004. From April 2000 until he joined EXCO, Mr. Hickey was Chief Operating Officer of Inca Natural Resources Group, L.P., an independent oil and natural gas exploration company. Prior to that, Mr. Hickey worked at Mobil Oil Corporation from 1979 to March 2000.

          William L. Boeing became the Vice President, General Counsel and Secretary of our managing general partner in September 2007. Mr. Boeing joined EXCO as Vice President, General Counsel and Secretary in April 2006. From October 1980 to March 2006, Mr. Boeing was initially an associate and later a partner at Haynes and Boone, LLP, a Dallas based law firm.

          Mark E. Wilson became the Vice President, Chief Accounting Officer and Controller of our managing general partner in September 2007. Mr. Wilson has been EXCO's Controller and one of its Vice Presidents since August 2005. Mr. Wilson became EXCO's Chief Accounting Officer in November 2006. Prior to joining EXCO, Mr. Wilson served as Vice President and Controller and Chief Financial Officer of Epoch Holding Corporation, a publicly traded investment management and advisory firm and registered investment adviser from September 2000 until August 2005.

          Robert G. Morris is expected to become a member of the board of directors of our managing general partner prior to our units being listed for trading on the New York Stock Exchange. Mr. Morris is the Chairman of the Board of Trustees of Elmira College, having served on the Board since 1996. He is also a Trustee of the University at Buffalo Foundation, serving as Chair of the Development Committee. Mr. Morris was Chief Investment Officer at Lord, Abbett & Co. LLC from October 2005 to March 2007, having previously served as Director of Equity Investments from 1996 to 2005 and Director of Research from 1991 to 1995. Lord, Abbett & Co. LLC is a privately held investment management firm. Mr. Morris is a member of the New York Society of Security Analysts, Inc. and he is a Chartered Financial Analyst.

          Harvey L. Zimmermann is expected to become a member of the board of directors of our managing general partner upon consummation of this offering. Mr. Zimmermann is an Executive in Residence in the Accounting Department of the University of North Texas where he has instructed upper level and graduate accounting courses since 2002. Since April 2007, he has served as the Director of the UNT Institute of Petroleum Accounting. Mr. Zimmermann is a member of the board of directors of the University of North Texas Foundation, Inc. and he is a member of its Executive Committee and the Chairman of its Audit Committee. Mr. Zimmermann is a member of the Audit and Ethics Committee of the United Way of Metropolitan Dallas. From 1983 to 2002, Mr. Zimmermann was an Audit Partner with KMPG LLP. Mr. Zimmermann is a Certified Public Accountant.

Reimbursement of Expenses

          Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including overhead allocated to us by EXCO. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the corporate development expenses that are allocable to us.

          We intend to enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering. We will also enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets. We will reimburse EXCO for its costs in performing services under these agreements, plus related expenses pursuant to the terms of those agreements. Please read "Certain Relationships and Related Party Transactions — Administrative Services Agreement and Master Operating Agreement."

Executive Compensation

          Neither we, our general partner nor our managing general partner have paid or accrued any amounts for management or director compensation for the 2007 fiscal year. Officers of our managing general partner and its affiliates may participate in employee benefit plans and arrangements sponsored by our managing general partner and its affiliates, including plans that may be established by our managing general partner and its affiliates in the future. Pursuant to our administrative services agreement, we will be required to reimburse EXCO for its general and administrative expenses that it determines, in good faith, are allocable to us, including a portion of the compensation and benefits paid to the executive officers of EXCO who also serve as executive officers of our managing general partner. This allocation will be based on the estimated time the executive officers of our managing general partner will spend on our affairs in a given year. The following table represents this estimate for 2008:

Douglas H. Miller	20%
Stephen F. Smith	25%
J. Douglas Ramsey, Ph.D	20%
Harold L. Hickey	42%
William L. Boeing	13%
Mark E. Wilson	25%

          The compensation committee of the board of directors of EXCO determines the compensation of its executive officers. The following compensation discussion and analysis of EXCO is relevant to us to the extent that the compensatory policies of EXCO affect the overall general and administrative costs of EXCO, a portion of which are allocated to us under our administrative services agreement.

Compensation Discussion and Analysis

          We are a limited partnership and we do not directly employ any of the individuals responsible for managing or operating our business. We do not have any directors. Pursuant to the administrative services agreement we intend to enter into with EXCO, we will agree to reimburse EXCO and its affiliates for the cost of the services they provide to us. Please read "Certain Relationships and Related Party Transactions — Administrative Services Agreement and Master Operating Agreement."

          We and our general partner were formed on September 4, 2007. Our managing general partner was formed on September 5, 2006 and has had no assets, operations or activities since that time. As a result, our managing general partner has not accrued any obligations with respect to executive compensation for its directors and executive officers for any period. In addition, EXCO did not historically allocate any portion of the compensation of its or our managing general partner's directors and executive officers to the Partnership Properties, as the Partnership Properties were part of EXCO's overall operations. Accordingly, we are not presenting any historical compensation information for the directors and executive officers of our managing general partner. We expect that the named executive officers will have less than a majority of their total compensation allocated to us as compensation expense in 2007. Compensation paid or awarded by us with respect to the named executive officers will reflect only the portion of the total compensation expense that will be allocated to us by EXCO pursuant to the administrative services agreement described above.

          The compensation policies and philosophy of EXCO govern the types and amount of compensation granted each of the executive officers of our managing general partner. EXCO has the ultimate decision-making authority with respect to the total compensation of the executive officers of our managing general partner, and EXCO will determine the portion of such compensation that is allocated to us pursuant to the administrative services agreement. The following discussion relating to compensation paid by EXCO is based on information provided to us by EXCO. The elements of compensation discussed below, and EXCO's decisions with respect to the levels of such compensation, will not be subject to approval by the board of directors of our managing general partner, including its audit and conflicts committees.

          In this compensation discussion and analysis, we use the term "Named Executive Officers" to identify EXCO's Chief Executive Officer, Chief Financial Officer and three other most highly compensated officers.

  Overview of EXCO's Compensation Program

          The compensation committee of EXCO's board of directors has responsibility for establishing, implementing and continually monitoring adherence with EXCO's compensation philosophy. The compensation committee reviews and recommends to EXCO's board of directors the compensation and benefits for EXCO's executive officers, administers its stock plans and assists with the establishment of general policies relating to compensation and benefits for all of EXCO's employees. The compensation committee ensures that the total compensation paid to EXCO's officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to EXCO's executive officers are similar to those provided to EXCO's other officers and employees. EXCO does not have compensation plans that are solely for executive officers.

  EXCO's Compensation Philosophy and Objectives

          EXCO believes that the most effective compensation program is one that is designed to reward all employees, not just executives, for the achievement of EXCO's short-term and long-term strategic goals. As a result, EXCO's compensation philosophy is to provide all employees with cash incentives or a combination of cash and stock-based incentives that foster the continued growth and overall success of EXCO and encourage employees to maximize shareholder value. Under this philosophy, all EXCO's employees, from the most senior executives of the organization to entry level, have aligned interests.

          When establishing total compensation for Named Executive Officers, EXCO's compensation committee has the following objectives:

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  to attract, retain and motivate highly qualified and experienced individuals;

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  to ensure that a significant portion of their total compensation is "at risk" in the form of equity compensation; and

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  to offer competitive compensation packages that are consistent with EXCO's core values.

  Role of EXCO's Executive Officers in Compensation Decisions

          Prior to EXCO's initial public offering, or IPO, in February of 2006, EXCO's board of directors, with input from EXCO's chief executive officer, president and chief financial officer, approved the compensation packages for EXCO's executive officers. After the IPO, EXCO's board of directors delegated authority to the compensation committee to make all compensation decisions for EXCO's executive officers and approve all grants of equity awards to EXCO's executive officers.

          The compensation committee annually reviews the performance of EXCO's chief executive officer and EXCO's president. EXCO's chief executive officer and EXCO's president annually review the performance of each other executive officer. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual bonus award amounts, are presented to the compensation committee. The compensation committee can exercise its discretion in modifying any recommended adjustments or awards to EXCO's executives.

  Setting EXCO's Executive Compensation

          Based on the foregoing objectives, the compensation committee structured annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve EXCO's business goals and reward the executives for achieving those goals. In September 2006, EXCO engaged an outside consulting firm to conduct an annual review of its total compensation program for Named Executive Officers as well as for other key executives. This consulting firm provided the compensation committee with relevant market data and alternatives to consider when making compensation decisions for executive officers.

          In making compensation decisions, the compensation committee compares each element of total compensation against a peer group of publicly traded oil and natural gas companies with similar operations and revenue. The peer group consists of companies against which the compensation committee believes EXCO competes for talent and for shareholder investment.

          EXCO competes with many larger companies for top executive-level talent. As a result, the compensation committee generally sets cash compensation for executive officers at or near the median percentile of compensation paid to similarly situated executives of the companies comprising the peer group. Variations to this objective may occur as dictated by the experience level of the individual and market factors. These objectives recognize the compensation committee's expectation that, over the long term, EXCO will continue to generate shareholder returns in excess of the average of its peer group.

          A significant percentage of total compensation is allocated to equity incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation for executive officers. Rather, the compensation committee relies on each committee member's knowledge and experience as well as information provided by management and an outside consulting firm to determine the appropriate level and mix of compensation. Income from equity incentive compensation is realized only as a result of the successful performance of the company over time.

  EXCO's Executive Compensation Components

          For the fiscal year ended December 31, 2006, the principal components of compensation for Named Executive Officers were:

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  base salary;

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  cash bonus;

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  long-term incentive compensation;

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  retirement and other benefits; and

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  perquisites and other personal benefits.

  Base Salary

          EXCO provides Named Executive Officers with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for Named Executive Officers are determined for each executive based on position and responsibility by using market and other data. Base salary ranges are designed so that salary opportunities for a given position will be at or above the 50% percentile of the base salary of EXCO's peer group.

          During its review of base salaries for executives, the compensation committee primarily considers:

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  market data provided by outside consultants;

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  internal review of the executive's compensation, both individually and relative to other officers; and

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  individual performance of the executive.

          Executive salary levels are typically considered annually. Merit based increases to salaries of executive officers are based on the compensation committee's assessment of each individual's performance.

          In accordance with the philosophy, objectives and procedures set forth in EXCO's Compensation Discussion and Analysis, EXCO's compensation committee reviewed the annual base salaries for the Named Executive Officers and established the following 2007 base salaries effective April 1, 2007 for the Named Executive Officers:

Name	Base salary
Douglas H. Miller	$800,000
Stephen F. Smith	$600,000
William L. Boeing	$400,000
J. Douglas Ramsey, Ph.D.	$350,000
Harold L. Hickey	$350,000

  Cash Bonus

          Although EXCO does not have a formal cash bonus plan, it has historically paid year-end cash bonuses in the range of 10% to 20% of each employee's annual base salary. Consistent with EXCO's compensation philosophy, all employees, from the most senior executives of the organization to entry level, have historically received the same percentage level bonuses, pro-rated for any partial period of service, as those received by the Named Executive Officers. Exceptions are made from time to time, including in 2006, to provide additional cash bonuses to certain employees who are not Named Executive Officers and who make extraordinary contributions to EXCO's success. In 2006, EXCO paid cash bonuses to each employee and each Named Executive Officer in an amount equal to 20% of their respective annual base salary, subject to some merit based exceptions for certain employees that are not Named Executive Officers. The payment of any cash bonus to Named Executive Officers must be approved by EXCO's compensation committee, whose determination is based on the overall success of the company. Each of the Named Executive Officers received the following cash bonus payments in December 2006 for fiscal 2006 performance.

Name	2006 cash bonus
Douglas H. Miller	$120,000
Stephen F. Smith	$80,000
J. Douglas Ramsey, Ph.D.	$60,000
Harold L. Hickey	$60,000
William L. Boeing	$52,500

  Long-Term Incentive Compensation

          2005 Long-Term Incentive Plan.    In many cases, incentives granted under the EXCO Resources, Inc. 2005 Long-Term Incentive Plan comprise the largest portion of the Named

Executive Officers' total compensation package. This incentive plan was originally adopted by the EXCO Holdings II Inc., or Holdings II, board of directors and approved by Holdings II stockholders in September 2005 and ultimately assumed by EXCO in connection with its IPO. A total of 20,000,000 shares of EXCO common stock have been authorized for issuance under the incentive plan. The stated purpose of this plan is to provide financial incentives to selected employees and to promote EXCO's long-term growth and financial success by:

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  attracting and retaining employees of outstanding ability;

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  strengthening EXCO's capability to develop, maintain and direct a competent management team;

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  providing an effective means for selected employees to acquire an ownership interest in EXCO;

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  motivating key employees to achieve long-range performance goals and objectives; and

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  providing incentive compensation competitive with other similar companies.

          EXCO's compensation committee administers the incentive plan and the awards granted under the incentive plan. Awards under the incentive plan can consist of incentive stock options, non-qualified stock options, restricted stock, stock appreciation rights and other awards. However, in accordance with EXCO's compensation philosophy, EXCO has historically only used stock options as incentives for employees. An important objective of EXCO's long-term incentive compensation is to strengthen the relationship between the long-term value of EXCO's stock price and the potential financial gain for selected employees. Stock options provide those employees with the opportunity to purchase EXCO's common stock at a price fixed on the grant date regardless of the future market price.

          Pursuant to the terms of the stock option agreements that EXCO entered into with its option holders, the stock options granted:

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  are vested as to 25% of the shares subject to the option on the date of grant and will vest an additional 25% on each of the next three anniversaries of the date of grant;

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  expire on the tenth anniversary of the date of grant, or sooner under some circumstances; and

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  become fully vested and exercisable, subject to their early termination as provided in the option agreements, immediately prior to a change of control of EXCO.

          A stock option becomes valuable only if EXCO's common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to "vest," thus providing an incentive for an option holder to remain EXCO's employee. In addition, stock options link a portion of an employee's compensation to shareholders' interests by providing an incentive to increase the market price of EXCO's stock.

          Currently, all new employees are awarded stock options on the first business day of the month following an employee's hire date and after that only when stock option bonuses are paid, if approved by EXCO's compensation committee. Historically, EXCO has awarded stock option bonuses to employees in December. Consistent with EXCO's compensation philosophy, these stock option bonuses are granted at the same ratable percentage for all selected employees, including Named Executive Officers, based on each selected employee's annual base salary. In December 2006, EXCO granted stock option bonuses to all employees, including Named Executive Officers, such that each employee received an option for that number of shares equal to 10% of such employee's annual base salary earned during the year, pro rata for any partial year of service. Options are awarded at the NYSE's closing price of EXCO's common stock on the date of the grant. The compensation committee has never granted options with an exercise price that is less than the closing price of EXCO's common stock on the grant date, nor has it granted options which are priced on a date other than the grant date. Previous awards and grants, whether vested or unvested, have no impact on the current year's awards and grants unless otherwise determined by EXCO's compensation committee.

          Founders Shares.    On October 3, 2005, prior to EXCO's IPO, Holdings II acquired all the capital stock of EXCO Holdings Inc., or EXCO Holdings, and subsequently merged into EXCO Holdings pursuant to the terms of an equity buyout, or Equity Buyout. Upon its formation in September 2005, Holdings II issued 3,333,330 shares of common stock to its founders, which only included members of EXCO's management and certain other employees at the time of issuance, for $0.01 per share. This group of founders included all but one of EXCO's Named Executive Officers, including Mr. Douglas H. Miller, who purchased 1,655,000 shares, Mr. Stephen F. Smith, who purchased 333,330 shares, Dr. J. Douglas Ramsey, who purchased 166,670 shares (these shares were issued to a limited partnership in which Dr. Ramsey owns a 97.2% limited partnership interest), and Mr. Harold L. Hickey, who purchased 166,670 shares. Each of these Named Executive Officers and many of EXCO's employees also exchanged shares of EXCO Holdings common stock for Holdings II common stock or purchased additional shares of Holdings II common stock for cash in the Equity Buyout. This issuance of shares to the founders of Holdings II was part of EXCO's compensation philosophy to encourage EXCO's key employees to maximize shareholder value by ensuring that a significant portion of their total compensation was "at risk" in the form of equity compensation.

  Retirement and Other Benefit Plans

          401(k) Plans.    All of EXCO's employees are eligible to participate in a 401(k) plan, either the EXCO Resources, Inc. Employees Savings Trust or the North Coast Energy, Inc. Employees' Profit Sharing Trust and Plan. EXCO matches up to 100% of employee contributions to the 401(k) plans based on years of service with EXCO. In addition, EXCO employees may select EXCO common stock as an investment option under the 401(k) plans, up to a maximum of 50% of their contribution.

          Severance Plan.    The Second Amended and Restated Severance Plan, or the Severance Plan, is applicable to all of EXCO's employees in the event of a change of control. The Severance Plan provides for the payment of severance equal to one year of an employee's base salary in the event the employee's employment is terminated or there is an adverse change in the employee's job or compensation within six months following a change of control, as defined in the Severance Plan.

          Other Benefits Plans.    EXCO offers a variety of health and benefit programs to all employees, including medical, dental, vision, life insurance and disability insurance. EXCO's Named Executive Officers are generally eligible to participate in these employee benefit plans on the same basis as the rest of EXCO's employees.

  Perquisites and Other Personal Benefits

          EXCO provides two of EXCO's Named Executive Officers with perquisites and other personal benefits that the compensation committee believes are reasonable and consistent with EXCO's overall compensation program. Mr. Douglas H. Miller's administrative assistant spends approximately 5% of her time on Mr. Miller's personal matters. Mr. Stephen F. Smith is a resident of Houston, Texas. EXCO provides a corporate apartment for Mr. Smith in Dallas, Texas and EXCO reimburses all of his business commuting expenses for travel between Houston and Dallas. Beginning April 1, 2007, Mr. Smith has been personally paying for the apartment in Dallas and his business commuting expenses. On limited occasions, executives authorized to use a chartered aircraft for business travel are allowed to bring family members or guests along on the trip. Since EXCO reimburses for use of the aircraft only for business travel and EXCO pays for the aircraft based on the flight hours regardless of the passenger load, there is no incremental direct operating cost to EXCO for the additional passengers. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to Named Executive Officers.

  Tax and Accounting Implications

  Deductibility of Executive Compensation

          As part of its role, the compensation committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that EXCO may not deduct compensation of more than $1,000,000 that is paid to certain individuals. EXCO believes that compensation paid under its incentive plans is generally fully deductible for federal income tax purposes. However, in the future, the compensation committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for EXCO's executive officers.

  Nonqualified Deferred Compensation

          On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not yet become effective, EXCO believes it is operating in good faith compliance with the statutory provisions which were effective January 1, 2005.

  Accounting for Stock-Based Compensation

          Holdings II adopted the provisions of Statement of Financial Accounting Standards No. 123(R) — "Share Based Payments" ("SFAS No. 123(R)") upon its formation in August 2005. Upon closing of the merger of Holdings II with and into EXCO Holdings, EXCO adopted SFAS No. 123(R).

  Potential Payments Upon Termination or Change-in-Control

          On November 8, 2006, the board of directors approved the Second Amended and Restated EXCO Resources, Inc. Severance Plan, or the Severance Plan. The Severance Plan provides for the payment of severance in the event the employee's employment is terminated or there is an adverse change in the employee's job or compensation, as more specifically described in the Severance Plan, within six months following a change of control of EXCO. The plan is administered by EXCO's compensation committee, which has the sole discretion to determine whether an employee's termination of employment is eligible for payment of severance. All of EXCO's regular, full-time employees are eligible to participate in and receive benefits under the Severance Plan.

          A change of control is defined as the occurrence of any of the following: (i) EXCO is merged or consolidated into or with another entity, and as a result less than a majority of the combined voting power of the surviving entity is held by the holders of EXCO's voting stock prior to the merger; (ii) EXCO sells or otherwise transfers all or substantially all of EXCO's assets to any person or entity if less than a majority of the combined voting power of such person or entity immediately after such sale or transfer is held by the holders of EXCO's voting stock prior to such sale or transfer; (iii) any person is or becomes the beneficial owner, directly or indirectly, of more than 50% of EXCO's total voting power; (iv) individuals who on the effective date of the Severance Plan constituted EXCO's board of directors and their successors that are appointed by the board of directors, cease for any reason to constitute a majority of the board of directors; or (v) the adoption of a plan relating to the liquidation or dissolution of EXCO. The definition of "change of control"

specifically excludes an event in which any subsidiary of EXCO is spun off by means of a rights offering to EXCO's shareholders or an underwritten public offering, or any combination thereof, even where less than a majority of the voting equity ownership is retained by EXCO.

          Severance payment will be made only if the employee fully executes a release form with the plan administrator, to release and forever discharge EXCO from any and all liability which the employee may have against EXCO as a result of employment with or subsequent termination from EXCO. Severance payment is equal to one year of an employee's base salary, offset by any other severance pay or other income replacement, to be paid in cash in a lump sum within fourteen days following receipt by EXCO of an executed release form.

          Mr. Boeing's offer letter related to his employment with EXCO included a reference to a severance arrangement for him with the details to be mutually agreed upon at a later time. Mr. Boeing subsequently relinquished any rights to severance under such letter, other than in accordance with the terms of the Severance Plan. Mr. Boeing is still eligible to participate in the Severance Plan.

Compensation of Directors

          We anticipate that each director of our managing general partner, including directors who are officers or employees of our managing general partner or its affiliates, will receive compensation for their services to the board of directors. The initial compensation of directors of our managing general partner will be determined by the board of directors or an authorized committee of the board. We anticipate that each director will receive an annual retainer of $50,000. In addition, we anticipate that each member of the audit committee and conflicts committee of the board will receive an annual committee retainer of $10,000 per committee. We anticipate that the chairman of each of the audit committee and the conflicts committee will also receive an additional annual retainer of $50,000 and $25,000, respectively. Annual retainer fees will be paid in cash or our common units, as elected by each director. If a director elects to receive retainer fees in common units, the number of common units paid will equal the amount of the retainer fees divided by the fair market value of a common unit at the time of payment.

          In addition to annual retainer fees, we anticipate that each director, including directors who are officers or employees of our managing general partner or its affiliates, will receive equity incentive awards under the EXCO Partners, LP 2008 Long-Term Incentive Plan. These awards are intended to link our performance and increases in unitholder value to the total compensation of the directors of our managing general partner. Our managing general partner anticipates that these awards will take the form of unit options that each director will receive at the time he or she initially becomes a member of the board of directors of our managing general partner. Our managing general partner anticipates that the directors of our managing general partner will receive grants of 25,000 unit options upon the closing of this offering, with an exercise price per unit equal to the price per common unit offered to the public in this offering. These unit options will vest one-fourth upon the grant date and the remaining three-fourths equally over the next three years, assuming continued membership on the board at each anniversary of the grant date. Vesting of these unit options will accelerate if the director dies or becomes disabled or if a change of control of EXCO, our managing general partner or us occurs while the director serves on the board of our managing general partner. Each unit option will have distribution equivalent rights, or DERs, that will be subject to the same vesting requirements as apply to the unit options. Distributions on unit options will be paid in cash or common units, as elected by each director.

          With respect to DERs to be provided to a director in connection with options granted to the director under our long-term incentive plan, a DER will be a bookkeeping account to which we will add an amount equal to the cash distributions we make with respect to the number of common units subject to the option during the period the option is unexercised. The option agreement will specify whether interest will accrue on such amounts, in the discretion of the audit committee of the board of directors of our managing general partner. The DERs may be subject to the same vesting restrictions as the options to which they relate or other restrictions or provisions as the audit committee of the board of directors of our managing general partner may determine in its discretion and provide in the option agreement. DERs to be provided to a director in connection with options will not be payable in our common units.

          Each director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We will reimburse our managing general partner for all amounts paid to its directors on our behalf for compensation, including all of the retainer fees described above, and out-of-pocket expenses. Such amounts will not be included in, and we will pay these amounts in addition to, the $1.6 million administrative service fee we will pay EXCO under the administrative services agreement. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

          Under the EXCO Partners, LP 2008 Director Plan, or the Director Plan, each director is permitted to make an election as to whether to receive payment of director retainer fees in cash or in units or a combination of 50% cash and 50% in units with a fair market value equal to 50% of the director retainer fees. In addition, each director is permitted to make an election as to whether to receive payment of director retainer fees in cash on the regular quarterly payment dates or to defer payment of cash retainer fees until a specified date, termination of service, a change of control or the earliest to occur of such events. If the director dies before deferred amounts have been paid, any such amounts will be paid to a beneficiary as soon as administratively feasible following the director's death. If the director is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code and has elected to defer director retainer compensation until termination of service, payment will be delayed for six months and the director will earn interest at the prime rate as published in the Wall Street Journal from the time of termination until distribution. At the time of any deferral election, the director must also specify whether, at the time of payment, the director wishes to receive deferred director retainer fees in either a cash lump sum or substantially equal cash installments over a period not to exceed five years. Unless otherwise determined by the board, the deferrals elected pursuant to the Director Plan will be unfunded, unsecured obligations and the directors will be general creditors of our managing general partner with regard to such obligations. The board, in its discretion, may elect to establish a rabbi trust for purposes of this plan, however, the assets set aside in any such trust will be subject to the claims of the managing general partner's creditors.

Long-Term Incentive Plan

          Our managing general partner intends to adopt the EXCO Partners, LP 2008 Long-Term Incentive Plan for employees, consultants and directors of our managing general partner and affiliates who perform services for us. The description of the long-term incentive plan set forth below is a summary of the material features of the plan. This summary, however, does not purport to be a complete description of all the provisions of the long-term incentive plan. This summary is qualified in its entirety by reference to the long-term incentive plan, a copy of which has been filed as an exhibit to the registration statement and is incorporated herein by reference. The purpose of the long-term incentive plan is to provide a means to enhance profitable growth by attracting and retaining employees, directors and consultants through affording such individuals a means to acquire and maintain ownership or awards the value of which is tied to the performance of common units. The long-term incentive plan seeks to achieve this purpose by providing for grants of: options, restricted units, phantom units, unit appreciation rights, unit awards and other unit-based awards.

  Securities to be Offered

          The long-term incentive plan will limit the number of units that may be delivered pursuant to awards granted under the plan to 14,700,000 common units. This equals 10% of the total common units outstanding immediately after the initial public offering. Units withheld to satisfy exercise prices or tax withholding obligations will again be available for delivery pursuant to other awards. In addition, if an award is forfeited, cancelled or otherwise terminates or expires without the delivery of units, the units subject to such award will again be available for new awards under the plan. If previously acquired common units are used to satisfy the exercise price under an option, only the net number of units issued will reduce the number of units available for future awards under the plan. The units delivered pursuant to awards may be units acquired in the open market or acquired from any person including us, or any combination of the foregoing, as determined in the discretion of the plan administrator (as defined below).

  Administration of the Plan

          The plan will be administered by the audit committee of the board of directors of our managing general partner or a committee thereof, which we refer to as the plan administrator. Except with respect to grants of awards to our named executive officers, the audit committee may delegate its authorities and responsibilities under the plan to the Chief Executive Officer or the Chief Financial Offer. The plan administrator may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted, subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. However, without the participant's consent, the plan administrator may make changes to any outstanding grants that are subject to Section 409A of the Internal Revenue Code as determined in its discretion to be necessary or advisable to cause such grants to comply with Section 409A. The plan will expire upon the earlier of (i) the date units are no longer available under the plan for grants, (ii) its termination by the plan administrator, or (iii) the tenth anniversary of the date approved by our general partner.

  Awards

  Restricted Units

          A restricted unit is a common unit that vests over a period of time and during that time is subject to forfeiture. The plan administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The plan administrator, in its discretion, may establish vesting requirements based upon its determination of the achievement of specified financial objectives (performance goals). In addition, the plan administrator may, in its discretion, provide that the restricted units will vest upon a "change of control," as defined in the plan or an applicable award agreement. Distributions made on restricted units may be subjected to the same or different vesting provisions as the restricted unit. In addition, the plan administrator may provide that such distributions be used to acquire additional restricted units. If a grantee's employment, consulting or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise. If vesting is dependent on performance goals and those goals were not met as of the end of the applicable performance period, as determined by the audit committee, the restricted units will be forfeited.

          We intend for the restricted units under the plan to serve as a means of incentive compensation for performance and, to a lesser extent, provide an opportunity to participate in the equity appreciation of our common units. Plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

  Phantom Units

          A phantom unit entitles the grantee to receive a common unit upon or as soon as reasonably practicable following the phantom unit's settlement date or, in the discretion of the plan administrator, the cash equivalent to the fair market value of a common unit. The plan administrator may make grants of phantom units under the plan containing such terms as the plan administrator shall determine, including the period over which phantom units granted will vest and the date on which the phantom units will be paid, or in other words, settled. The plan administrator, in its discretion, may establish vesting requirements based upon its determination of the achievement of specified financial objectives. In addition, the plan administrator may, in its discretion, provide that phantom units will vest upon a "change of control" as defined in the plan or an applicable award agreement. If a grantee's employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee's unvested phantom units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

          The plan administrator may, in its discretion, grant distribution equivalent rights ("DERs") with respect to phantom unit awards. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us during the period the phantom unit is outstanding. Payment of a DER may be subject to the same vesting terms and/or settlement terms as the award to which it relates or different vesting terms and/or settlement terms, in the discretion of the plan administrator.

          We intend the issuance of any common units upon the settlement of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Plan participants will not pay any consideration for the common units they receive in connection with the settlement of a phantom unit, and we will receive no remuneration for the units.

  Unit Options

          The long-term incentive plan will permit the grant of options covering common units. The plan administrator may make grants containing such terms as the plan administrator shall determine. Unit options must have an exercise price that is not less than the fair market value of the units on the date of grant. Regulations specifically addressing the treatment of options on partnership interests have not yet been issued under Section 409A of the Internal Revenue Code. However, under present guidance, based on the rules applicable to options to purchase stock of corporations, if we issue unit options to individuals who do not provide their services to us or one of our subsidiaries directly, the options must have specific exercise features in order to avoid adverse tax consequences under Section 409A, including either a fixed exercise date or a limited exercise period following vesting. In addition, the plan administrator may, in its discretion, provide that unit options will become exercisable upon a "change of control" as defined in the plan or an applicable award agreement. If a grantee's employment, consulting or membership on the board of directors terminates for any reason, the grantee's unvested unit options will be automatically forfeited unless, and to the extent, the option agreement or the plan administrator provides otherwise. If we grant unit options to individuals who do not provide services directly to us or one of our subsidiaries, subject to the issuance of more favorable guidance applicable to partnership interests under Section 409A of the Internal Revenue Code, those options will have 409A-compliant features.

          The plan administrator will determine the method or methods that may be used to pay the exercise price of unit options, which may include, without limitation, cash, check acceptable to the plan administrator, withholding of units from the award, tender of previously-acquired units, a "cashless-broker" exercise through procedures approved by the plan administrator, or any combination of the above methods.

          The plan administrator may, in its discretion, grant DERs with respect to option awards. Payment of the DER may be subject to the same vesting terms as the option or such other conditions or restrictions as the plan administrator determines in its discretion.

          The availability of unit options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

  Unit Appreciation Rights

          The long-term incentive plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units, in the discretion of the plan administrator. The plan administrator may make grants of unit appreciation rights containing such terms as the plan administrator shall determine. Unit appreciation rights must have an exercise price that is not less than the fair market value of the common units on the date of grant. The plan administrator may, in its discretion, grant DERs with respect to awards of unit appreciation rights. Payment of the DER may be subject to the same vesting terms as the unit appreciation right or such other conditions or restrictions as the plan administrator determines in its discretion.

          As with unit options and based on the current state of guidance under Section 409A, if we issue unit appreciation rights to individuals who do not provide their services to us or one of our subsidiaries directly, the unit appreciation rights must have specific exercise features in order to avoid adverse tax consequences under Section 409A, including either a fixed exercise date or a limited exercise period following vesting. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator. In addition, the plan administrator may, in its discretion, provide that unit appreciation rights will become exercisable upon a "change in control" as defined in the plan or an applicable award agreement. If a grantee's employment, consulting or membership on the board of directors of our managing general partner terminates for any reason, the grantee's unvested unit appreciation rights will be automatically forfeited unless, and to the extent, the award agreement or plan administrator provides otherwise. If we grant unit appreciation rights to individuals who do not provide services directly to us or one of our subsidiaries, subject to the issuance of more favorable guidance applicable to partnership interests under Section 409A of the Internal Revenue Code, those unit appreciation rights will have 409A-compliant features.

          The availability of unit appreciation rights is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

  Other Unit-Based Awards

          The long-term incentive plan will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. The plan administrator will determine the terms and conditions of any other unit-based awards. Upon settlement, the award may be paid in common units, cash or a combination thereof, as provided in the award agreement.

  Unit Awards

          The long-term incentive plan will permit the grant of units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual. The availability of unit awards is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

  Replacement Awards

          The long-term incentive plan will permit the grant of awards under the plan in substitution or replacement for similar equity awards cancelled or forfeited as a result of a merger or acquisition by us or one of our affiliates of an entity or the assets of an entity.

  Other Provisions

  Tax Withholding

          Unless other arrangements are made, the plan administrator is authorized to withhold for any award, from any payment due under any award or from any compensation or other amount owing to a participant the amount (in cash, units, units that would otherwise be issued pursuant to such award, or other property) of any applicable taxes payable with respect to the grant of an award, its settlement, its exercise, the lapse of restrictions applicable to an award or in connection with any payment relating to an award or the transfer of an award and to take such other actions as may be necessary to satisfy the withholding obligations with respect to an award.

  Anti-Dilution Adjustments

          If any "equity restructuring" event occurs that could result in an additional compensation expense under FAS 123R if adjustments to awards with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted. With respect to a similar event that would not result in a FAS 123R accounting charge if adjustment to awards were discretionary, the plan administrator shall have complete discretion to adjust awards in the manner it deems appropriate. However, with respect to any awards that are subject to Section 409A, the plan administrator's discretion may be exercised in a manner that will not cause adverse tax consequences under Section 409A.

  U.S. Federal Income Tax Consequences of Awards Under the Long-Term Incentive Plan

          Generally, there are no income tax consequences for the participant or us when awards are granted under the plan, other than unit awards, which are taxable to the participant and deductible by us on the date of grant. Upon the payment to the participant of common units and/or cash in respect of the vesting of restricted units or phantom units or the exercise of unit options or unit appreciation rights, the participant will recognize compensation income equal to the fair market value of the cash and/or units as of the payment date and we generally will be entitled to a corresponding deduction. Section 409A of the Internal Revenue Code imposes certain restrictions on awards that constitute "deferred compensation." We intend to structure all awards under the plan that are subject to Section 409A in a manner that complies with Section 409A. As additional guidance is issued under Section 409A, we may alter the provisions of the plan and the terms of awards granted under the plan to comply with the requirements of Section 409A and the guidance issued thereunder.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth the beneficial ownership of our common units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the common units, by each director and named executive officer of our managing general partner and by all directors and executive officers of our managing general partner as a group. The table assumes that the underwriters' option to purchase additional common units is not exercised.

          We intend to reserve an aggregate of 10,000,000 common units in this offering for purchase by the directors and officers of our managing general partner and employees of EXCO. Any common units so reserved that are not purchased by these persons will be offered to the public in this offering by the underwriters. The following table does not include any common units that may be purchased by the directors and named executive officers of our managing general partner in this offering.

EXCO Partners, LP

Name of beneficial owner	Common units to be beneficially owned	Percentage of common units to be beneficially owned
EXCO Resources, Inc.	72,000,000	49%
Douglas H. Miller	—	—
Stephen F. Smith	—	—
J. Douglas Ramsey, Ph.D.	—	—
Harold L. Hickey	—	—
William L. Boeing	—	—
Robert G. Morris	—	—
Harvey L. Zimmermann	—	—
All directors and executive officers as a group (8 persons)	—	—

          The following table sets forth the beneficial ownership of EXCO's common stock held by each director and named executive officer of our managing general partner and by all directors and executive officers of EXCO Resources, Inc. as a group as of November 9, 2007.

EXCO Resources, Inc.

Name of beneficial owner	Shares(1)	Options exercisable within 60 days	Percentage of shares outstanding
Douglas H. Miller(2)	5,871,489	1,308,750	5.6%
Stephen F. Smith(3)	897,451	307,475	*
J. Douglas Ramsey, Ph.D.(4)	887,558	140,025	*
Harold L. Hickey	398,652	140,025	*
William L. Boeing	266,700	263,100	*
Robert G. Morris	—	—	—
Harvey L. Zimmermann	—	—	—
All executive officers and directors of EXCO as a group (16 persons)(5)	78,331,781	2,419,375	51.2%

*
Less than 1%.

(1)
Includes the options exercisable within 60 days shown in the options column.

(2)
Includes 406,225 shares of EXCO's common stock held in six trusts for the benefit of immediate family members.

(3)
Includes 75,566 shares of EXCO's common stock held in two trusts for the benefit of immediate family members.

(4)
Includes 678,309 shares of EXCO's common stock held by a limited partnership in which Dr. Ramsey holds a 97.2% limited partnership interest.

(5)
Includes common stock, options and convertible preferred stock on an as converted basis held by our directors and their affiliated investment funds.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          After this offering, EXCO, owner of our general partner, will own 72,000,000 common units, representing an approximately 48% limited partner interest in us (approximately 44.6% if the underwriters exercise their option to purchase additional common units in full). In addition, our general partner will own a 2% general partner interest in us and will hold all of the incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

          The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operations and liquidation.

Formation Stage
The consideration received by our general partner and its affiliates for their contribution of assets and liabilities to us	• we will assume EXCO's revolving credit facility with an initial borrowing base of $1.0 billion, which had an outstanding balance of $549.0 million as of November 9, 2007;
• a cash payment equal to the difference between $1.0 billion and the outstanding balance of EXCO's revolving credit facility immediately prior to the closing of this offering, which payment would have equaled $451.0 million based on the balance as of November 9, 2007;
• 72,000,000 common units;
• a 2% general partner interest in us; and
• incentive distribution rights.
Operational Stage
Distributions of available cash to our general partner and its affiliates

We will generally distribute 98% of our available cash to all unitholders, including affiliates of our general partner (as the holders of an aggregate of 72,000,000 common units), and 2% of our available cash to our general partner. In addition, our general partner holds incentive distribution rights, which are non-voting limited partner interests representing the right to receive an additional 8% of quarterly distributions of cash we distribute from operating surplus to unitholders in excess of a quarterly target distribution level of $0.385 per common unit. Assuming that our general partner maintains its general partner interest in us at 2%, the maximum distribution percentage it can receive is 10%.

Assuming we have sufficient available cash to pay the full quarterly distribution at the initial distribution rate of $0.35 per common unit on all of our outstanding common units for four quarters, our general partner will receive an annual distribution of approximately $4.2 million on its 2% general partner interest and $100.8 million on its common units.
Payments to our general partner and its affiliates
Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including overhead allocated to us by EXCO. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf. Other amounts are expected to include expense reimbursements to EXCO employees and payments for third party contract administrative services. These reimbursements will include expenses allocated to our general partner by its affiliates. Our managing general partner is entitled to determine in good faith the expenses that are allocable to us.

Under the master operating agreement and the administrative services agreement to be entered into with EXCO, we will reimburse EXCO for operational, general and administrative expenses incurred on our behalf. In addition, under the master operating agreement, we will pay EXCO a marketing fee for purchasing and reselling our oil and natural gas production to its customers. Please read "— Administrative Services Agreement and Master Operating Agreement" below.

Other than the services to be provided by EXCO and its affiliates under the master operating agreement, the administrative services agreement and under any joint operating agreements to which we become a party with EXCO, we do not expect to require any other services from EXCO and its affiliates, including our general partner.

Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement — Withdrawal or Removal of Our General Partner."
Liquidation Stage
Liquidation	Upon our liquidation, our partners, including our general partner, will be entitled to receive liquidating distributions in accordance with their particular capital account balances.

          We have entered into or will enter into the various documents and agreements that will effect the transactions described in this prospectus, including the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring the Partnership Properties, will be paid from the proceeds of this offering.

Contribution Agreement

          We intend to enter into a contribution agreement with EXCO and our general partner to effect, among other things, the transfer of the Partnership Properties from EXCO and its affiliates to us at the closing of this offering. We will hold title to these assets and will enter into a master operating agreement and an administrative services agreement with EXCO related to these assets as discussed below. The contribution agreement will also give EXCO a right of first offer with respect to our assets, as discussed below. In addition, our contribution agreement will govern our relationship with EXCO with regard to indemnification for liabilities associated with the Partnership Properties.

  EXCO's Right of First Offer

          Before we can sell any of our oil, natural gas or other mineral interests, any oil or natural gas gathering and pipeline or similar midstream assets and related easements, rights-of-way or similar interests, or any assets that are operationally related to such assets, we must first offer the assets to be sold to EXCO. EXCO's right of first offer covers assets owned by us at the closing of this offering as well as any similar assets acquired by us in the future.

  Environmental Indemnification by EXCO

          EXCO has agreed to indemnify us for any violations of environmental laws and environmental events or conditions, other than for plugging and abandonment obligations, with respect to the Partnership Properties, in each case, to the extent that such violation complained of or such events or conditions occurred on or before the contribution of the Partnership Properties to us on the closing of this offering and for which we have made a claim against EXCO prior to the third anniversary of the closing of this offering. EXCO's liability to us for environmental losses is limited to $20.0 million in the aggregate and EXCO will have no liability to us for environmental losses until such losses exceed $1.0 million in the aggregate, in which case EXCO's liability will extend to the first dollar of such losses.

  Other Indemnification by EXCO

          In addition to EXCO's environmental indemnification obligations to us, EXCO has also agreed to indemnify us for:

  •
  our failure to have defensible title to the Partnership Properties;

  •
  breaches of transfer restrictions, preferential purchase rights, consent rights, area of mutual interest provisions, maintenance of uniform interest provisions and similar contractual provisions contained in any operating agreement relating to the Partnership Properties;

  •
  any events and conditions (other than environmental events and conditions) associated with the ownership or operation of the Partnership Properties occurring on or before the closing of this offering;

  •
  any claims in the North Coast West Virginia royalty owner litigation that relate to North Coast's operations on or prior to the closing of this offering;

  •
  any events and conditions associated with the Retained Properties;

  •
  breaches of the contribution agreement or of any conveyance document that evidences the transfer of the Partnership Properties; and

  •
  all federal, state and local income tax liabilities attributable to the operation of the Partnership Properties on or prior to the closing of this offering, including any such income tax liabilities that may result from the consummation of our formation and contribution transactions.

          EXCO's liability to us for losses described in the first bullet point above is limited to $250.0 million in the aggregate, and EXCO will have no liability to us for these losses until such losses exceed $1.0 million in the aggregate, in which case EXCO's liability will extend to the first dollar of such losses. EXCO's liability to us for the other losses described above is not limited to a specific dollar amount. In addition, EXCO will have no liability to us for the losses described in the first and third bullet points above to the extent we make a claim for such losses after the third anniversary of the closing of this offering, or, in the case of losses of the type described in the seventh bullet point above, after the 60th day following the expiration of the applicable statute of limitations. EXCO's other indemnification obligations to us will survive without a time-based limitation.

  Indemnification by EXCO Partners, LP

          We have agreed to indemnify EXCO for all liabilities associated with the ownership or operation of the Partnership Properties and occurring after the closing of this offering.

Administrative Services Agreement and Master Operating Agreement

          We intend to enter into an administrative services agreement with EXCO, pursuant to which EXCO will provide us with all services determined from time to time by our general partner to be reasonable and necessary to manage our business, such as accounting, marketing, corporate development, finance, land, legal and engineering. We also intend to enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets that it does not already operate under existing joint operating agreements. As operator of our properties, EXCO will manage the day-to-day operating and maintenance activities of our existing wells and design and manage the drilling and completion of future wells on our undeveloped acreage. In addition, our master operating agreement provides that, with respect to any joint operating agreement relating to a wellbore assignment where EXCO currently serves as the operator, EXCO cannot resign as operator under that agreement unless it has either sold its entire interest in the underlying oil and natural gas leases covered by that agreement or the conflicts committee of the board of directors of our managing general partner has consented to the resignation.

          The reimbursement of the costs attributable to the operating and administrative services provided to us by EXCO under these agreements is structured in the form of a fee that is billed on a monthly basis. The service fee will be $19.2 million for 2008, or $1.6 million per month. This fee is calculated by multiplying the estimated weighted average percentage of time all EXCO employees will spend on our affairs in a given year, or the estimated time allocation, by a pool of estimated general and administrative costs for that year, or the estimated cost pool. The estimated time allocation is weighted based on each employee's salary and estimated bonus. The estimated time allocation for 2008 is 37%. The estimated cost pool includes an estimate of the general and administrative costs to be incurred by EXCO less certain EXCO specific costs such as costs for EXCO's directors' and officers' liability insurance, EXCO's shareholder related expenses and costs specifically related to EXCO being a public company. General and administrative costs include salary, bonus, incentive compensation, employee benefits and other amounts, including payroll and other taxes, attributable to EXCO's employees. Elements of incentive compensation attributable to EXCO's employees include incentives granted under the EXCO Resources, Inc. 2005 Long-Term Incentive Plan, the cost of which are calculated in accordance with GAAP. Please read "Management — Compensation Discussion and Analysis — EXCO's Executive Compensation Components — Long-Term Incentive Compensation." In the event of a change of control of EXCO, we will not be allocated any incentive compensation that is payable solely as a result of such change of control, including any costs attributable to the acceleration of the vesting of stock options or costs attributable to severance payments under EXCO's Severance Plan.

          EXCO will review the monthly service fee at least annually, and whenever a significant event occurs that alters the estimated time allocation (such as an acquisition of additional properties), with the conflicts committee of the board of directors of our managing general partner renewing for approval any changes to the amount of the allocation or the methodology by which it is determined. Changes to the amount of the allocation are not limited to a maximum amount, but are subject to the approval of the conflicts committee.

          In addition, under our master operating agreement, EXCO will agree to purchase all of our oil and natural gas production that it is able to resell to its customers. We will pay EXCO a marketing fee of $0.01 per Mcf of natural gas and $0.10 per Bbl of oil that it resells on our behalf. Upon receipt of the resale proceeds from its customers, EXCO will remit those proceeds to us, net of the applicable marketing fees. EXCO will bear all risk of collection under customer sales contracts that it enters into to resell our natural gas and will be obligated to pay us the full purchase price under those contracts, net of marketing fees, regardless of whether EXCO collects the full purchase price from its customers. Based on current production levels, we expect EXCO to remit sales proceeds of approximately $480.5 million to us in 2008, net of marketing fees of approximately $0.6 million. Please read "Business — Operations — Marketing."

Joint Operating Agreements

          Upon the closing of this offering we will become a party to EXCO's existing joint operating agreements that cover the wellbores assigned to us by EXCO. EXCO will remain a party to these joint operating agreements. Each agreement is based upon the American Association of Petroleum Landmen Model Form in effect at the time the agreement was entered into. The specific terms of each joint operating agreement were the result of negotiations between EXCO and third parties.

Deep Rights Farmout

          North Coast will enter into the Deep Rights Farmout with EXCO pursuant to which North Coast will farmout to EXCO certain of its deep rights in emerging shale trends. These deep rights consist of North Coast's leasehold interests below the depth of the Elk Group interval in various counties in

Pennsylvania and West Virginia. The Deep Rights Farmout will cover approximately 186,000 net acres, on which EXCO will have the right to drill exploratory and development wells to access the covered leasehold interests.

          EXCO will pay North Coast $250,000 upon execution of the Deep Rights Farmout. Under this agreement, EXCO will be obligated to pay all of the costs of drilling, completing, equipping and operating the wells it drills. In addition, EXCO will pay North Coast a location fee in the amount of $7,500 per well. EXCO will earn an assignment of a portion of North Coast's leasehold interest for each successful well it drills pursuant to the Deep Rights Farmout. The portion of acreage earned by EXCO per well will depend upon whether the well is a vertical or horizontal well.

          Pursuant to the Deep Rights Farmout, North Coast will retain an overriding royalty interest in each successful well. The amount of the overriding royalty interest will depend upon North Coast's existing net revenue interest in the subject leases. If the existing net revenue interest in a lease is greater than 81.25%, North Coast will generally retain an overriding royalty interest in all acreage earned by EXCO that is subject to that lease of 3% of 8/8ths, however, EXCO will receive a minimum net revenue interest of 81.25% and North Coast's retained overriding royalty interest will be reduced accordingly. If the existing net revenue interest in a lease is equal to or less than 81.25%, North Coast will retain a 1% of 8/8ths overriding royalty interest in that lease. The initial term of the Deep Rights Farmout will be 24 months and EXCO will have an option to extend the agreement for an additional 24 months by the payment of an extension fee to us. Please read "Business — Our Interest in Productive Wells — Wellbore Assignments, Developed and Undeveloped Acreage."

Tax Sharing Agreement

          We intend to enter into a tax sharing agreement with EXCO pursuant to which we will pay EXCO for our share of any state and local income and other taxes paid by EXCO that are attributable to our assets and operations. For example, our results are currently included in EXCO's combined 2008 Texas margin tax return and we will pay EXCO for our share of Texas margin taxes. It is possible that EXCO may use its tax attributes to cause its combined group, of which we may be a member for this purpose, to owe no tax. In such a situation, we would reimburse EXCO for the tax we would have owed had the attributes not been available or used for our benefit, even though EXCO had no cash expense for that period.

Procedures for Review, Approval and Ratification of Related Person Transactions

          We anticipate that corporate governance guidelines will be adopted by the board of directors of our managing general partner and will provide that the board of directors of our managing general partner or its conflicts committee will periodically review all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. We anticipate that in the event that the board of directors of our managing general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the corporate governance guidelines will provide that our management will make all reasonable efforts to cancel or annul the transaction.

          We anticipate that the corporate governance guidelines will provide that in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board or directors of our managing general partner or its conflicts committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with our code of business conduct and ethics.

          The policies described above have not yet been adopted, and as a result, the transactions described under "Certain Relationships and Related Party Transactions" were not reviewed under such polices, although had such polices been in place, review and approval of those transactions would have been required.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

          Conflicts of interest exist and may arise in the future as a result of the relationships among us and our general partner and its affiliates. Following the offering, EXCO will own a 48% limited partner interest in us and will own and control our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our managing general partner, including our independent directors, have a fiduciary duty to manage our general partner in a manner beneficial to EXCO. In addition, many of the officers and directors of our managing general partner serve in similar capacities with EXCO and its affiliates, which may lead to additional conflicts of interest. The board of directors or the conflicts committee of the board of directors of our managing general partner will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

          Whenever a conflict arises between our general partner and EXCO, on the one hand, and us or any of our other partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner's fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of our general partner's fiduciary duty to us.

          Our general partner is responsible for identifying any such conflict of interest and our general partner may choose to resolve the conflict of interest by any one of the methods described in the following sentence. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

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  approved by the conflicts committee of the board of directors of our managing general partner, although our general partner is not obligated to seek such approval;

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  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

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  on terms no less favorable to us than those generally being provided to or available from unrelated third-parties; or

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  fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

          As required by our partnership agreement, the board of directors of our managing general partner will maintain a conflicts committee, comprising at least two independent directors. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. If our general partner seeks approval from the conflicts committee, the conflicts committee will determine if the resolution of a conflict of interest with our general partner or its affiliates is fair and reasonable to us.

          Our partnership agreement provides that, in connection with such approval requests, the conflicts committee is authorized to consider, among other things, (i) the relative interests of all parties involved and or situation and the benefits and burdens relating to such interests, (ii) the totality of the relationships between the parties involved in the conflict and (iii) any customary or accepted industry practices and any customary or historical dealings with any party to the conflict. Although the members of the conflicts committee have fiduciary duties to consider EXCO's interests as the owner of the managing general partner under the limited liability company agreement of our managing general partner, the conflicts committee is also subject to a standard of good faith in taking any action or declining to take an action under our partnership agreement. Good faith is defined in our partnership agreement to mean the person making a determination to take an action or decline to take an action subjectively believes that the decision or action is in our best interest. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner or our managing general partner of any duties it may owe us or our unitholders. If a matter is submitted to the conflicts committee and the conflicts committee does not approve the matter, we will not proceed with the matter unless and until the matter has been modified in such a manner that the conflicts committee determines is fair and reasonable to us. If our general partner does not seek approval from the conflicts committee and the board of directors of our managing general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to believe that he is acting in the best interests of the partnership.

          Conflicts of interest could arise in the situations described below, among others.

  EXCO is a competing producer in all of our operating areas, which could limit our ability to acquire additional assets or businesses.

          Neither our partnership agreement nor any other agreement prohibits EXCO from owning assets or engaging in businesses that compete directly or indirectly with us, and EXCO will be a competing producer in all of our operating areas.

          For example, EXCO has a development drilling program for, owns existing wells in and markets oil and natural gas from our East Texas/North Louisiana, Mid-Continent and Permian operating areas. In addition, under our partnership agreement, the doctrine of corporate opportunity or any analogous doctrine, will not apply to affiliates of our general partner, including EXCO. As a result, EXCO may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. EXCO is a large, established participant in the oil and gas industry, and has significantly greater resources and experience than we have, which may make it more difficult for us to compete with EXCO with respect to commercial activities. In addition, because we rely on EXCO and its affiliates to operate our assets, our personnel resources may be constrained by greater demand on those resources from EXCO. Moreover, because we rely on EXCO and its affiliates to identify and evaluate potential acquisitions for us, we will not be able to pursue any acquisitions unless EXCO causes us to do so. As a result, competition from EXCO could adversely affect our financial results and ability to make distributions to our unitholders.

  EXCO is contributing to us working interests in identified producing wells, which limits our ability to drill additional wells to increase production or to protect our reserves from drainage.

          At the closing of this offering, EXCO will contribute to us a substantial number of working interests in identified producing wells (often referred to as wellbore assignments) in its East Texas/North Louisiana, Mid-Continent and Permian operating areas, which represent approximately 68% of our production and 60% of our proved developed reserves as of September 30, 2007. Any mineral or leasehold interests or other rights that are assigned to us as part of each wellbore assignment will be limited to only that portion of such interests or rights that is necessary to produce hydrocarbons from that particular wellbore, and will not include the right to drill additional wells

(other than replacement wells) within the area covered by the leasehold interest to which that wellbore relates. In addition, pursuant to the terms of the wellbore assignments from EXCO, our operation with respect to each wellbore will be limited to the interval from the surface to the deepest drilled depth of the wellbore, plus an additional 100 feet as a vertical easement for operating purposes only. The wellbore assignments also limit the horizontal reach of the assigned interest to any horizon accessible from the wellbore on the date of the assignments, including those horizons that are not currently producing within the vertical limit of the wellbore. We will not have the right to drill horizontally beyond the confines of the existing wellbore. As a result, in all of our operating areas other than our Appalachian operating area, we do not own reserves in addition to those associated with a particular wellbore assignment, and therefore we will have no ability to drill, or participate in the drilling of, additional wells, including downspacing wells drilled by EXCO and others. In addition, many of our wells directly offset potential drilling locations held by EXCO and third parties. Further, the owners of leasehold interests lying contiguous or adjacent to or adjoining our interests (including EXCO) could take actions, subject to applicable law and regulations, such as drilling additional wells, that could adversely affect our operations. It is in the nature of petroleum reservoirs that when a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves. These restrictions on our ability to drill additional wells and to extend the vertical and horizontal limits of our existing wellbores and depletion of our proved reserves from offset drilling locations could materially adversely affect our ability to maintain and grow our production and reserves and to make cash distributions.

  Neither our partnership agreement nor any other agreement requires EXCO to pursue a business strategy that favors us. EXCO's directors have fiduciary duties to make these decisions in the best interests of the owners of EXCO, which may be contrary to our interests.

          Because certain of the directors of our managing general partner are also directors and/or officers of EXCO, such directors have fiduciary duties to EXCO that may cause them to pursue business strategies that disproportionately benefit EXCO or which otherwise are not in our best interests.

  We do not have any officers, directors or employees and rely solely on officers and directors of our managing general partner and employees of EXCO. The positions held by these officers and directors may give rise to fiduciary obligations that are in conflict with fiduciary obligations owed to us. These conflicts may not be resolved in our favor. Failure of such officers, directors and employees to devote sufficient attention to the management and operation of our business may adversely affect our financial results and our ability to make distributions to our unitholders.

          Neither we nor our managing general partner have any employees and we rely entirely on EXCO to operate our assets. We intend to enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering. In addition, we intend to enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets and market our oil and natural gas production. EXCO conducts competing businesses and activities of its own in which we have no economic interest. For example, EXCO has a development drilling program for, owns existing wells in and markets oil and natural gas from our East Texas/North Louisiana, Mid-Continent and Permian operating areas. There will be material competition for the time and effort of EXCO's employees who provide services to both us and EXCO.

          In addition, several of the officers and directors of the EXCO Partners GP LP, LLC, our managing general partner, who have responsibilities for managing our operations and activities hold similar positions with EXCO. For example, Mr. Douglas H. Miller is the Chairman and Chief Executive Officer of EXCO Partners GP LP, LLC and the Chairman and Chief Executive Officer of EXCO. The existing positions of these officers and directors may give rise to fiduciary obligations that are in conflict with fiduciary obligations owed to us. These conflicts may not be resolved in our favor. For a complete discussion of our management's business affiliations and the potential conflicts of interest that you should be aware of, see the sections entitled "Business — Our Relationship with EXCO." If the officers and directors of our managing general partner and the employees of EXCO do not devote sufficient attention to the management and operation of our business, our financial results and our ability to make distributions to our unitholders may be adversely affected.

  Our partnership agreement limits our general partner's fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

          Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

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  permits our general partner to make a number of decisions in its sole discretion. This entitles our general partner and its affiliates to consider only the interests and factors that they desire, and they have no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Our general partner is managed by our managing general partner. Our managing general partner's limited liability company agreement provides that EXCO, as the sole member of our managing general partner, has exclusive authority over the business and affairs of our managing general partner that do not relate to the management and control of the partnership. Examples of such matters include the exercise of our general partner's limited call rights, its rights to vote and transfer the units it owns and its registration rights and the determination of whether to exercise its rights as an indemnitee under the partnership agreement and whether to withdraw as the general partner of the partnership;

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  provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were in the best interests of the partnership;

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  generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our managing general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

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  generally provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of conflict is approved by the conflicts committee, although our general partner is not obligated to seek such approval;

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  provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

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  provides that our general partner and our managing general partner's officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

          By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above, and a unitholder will be deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law.

  Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

          Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

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  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

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  the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

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  the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

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  the negotiation, execution and performance of any contracts, conveyances or other instruments;

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  the distribution of our cash;

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  the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

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  the maintenance of insurance for our benefit and the benefit of our partners;

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  the formation of, or acquisition of any interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

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  the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expenses and the settlement of claims and litigation;

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  the indemnification of any person against liabilities and contingencies to the extent permitted by law;

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  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

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  the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

          Our partnership agreement provides that our general partner must act in "good faith" when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in "good faith," our general partner must believe that the determination is in our best interests. Please read "The Partnership Agreement — Voting Rights" for information regarding matters that require unitholder approval.

  Actions taken by our general partner may affect the amount of cash available for distribution to our common unitholders.

          The amount of cash that is available for distribution to our common unitholders is affected by decisions of our general partner regarding such matters as:

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  amount and timing of cash expenditures;

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  the creation, reduction or increase of cash reserves in any quarter;

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  purchases and sales of assets and the pursuit of other business opportunities;

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  the amount and timing of borrowings; and

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  the issuance of additional partnership securities.

  Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

          The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

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  the manner in which our business is operated;

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  amount, nature and timing of asset purchases and sales;

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  cash expenditures;

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  the amount of borrowings;

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  the issuance of additional units; and

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  the creation, reduction or increase of reserves in any quarter.

          Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

  We will reimburse our general partner and its affiliates for expenses.

          Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including overhead allocated to us by EXCO. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. We intend to enter into an administrative services agreement with EXCO pursuant to which EXCO will perform administrative services for us such as accounting, marketing, corporate development, finance, land, legal and engineering. In addition, we intend to enter into a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of our assets. We will reimburse EXCO for these costs. Please read "Certain Relationships and

Related Party Transactions — Administrative Services Agreement and Master Operating Agreement."

  Our general partner intends to limit its liability regarding our obligations.

          Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only against our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

  Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

          Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

  Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

          Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

          Our general partner will determine, in good faith, the terms of any of these transactions entered into after the completion of this offering.

  Common units are subject to our general partner's limited call right.

          Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price.

  We may not choose to retain separate counsel for ourselves or for the holders of common units.

          The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee, if established, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

          Our general partner is accountable to us and our unitholders as a fiduciary. The fiduciary duties our general partner owes to our unitholders are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

          Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that our general partner might otherwise owe. We have adopted these restrictions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. These modifications are detrimental to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the unitholders.

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.
Partnership agreement modified standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under applicable law. "Good faith" requires that the person or persons making such determination or taking or declining to take such other action believe that the determination or other action is in the best interests of the partnership or the holders of the common units, as the case may be. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and our officers and directors will not be liable for monetary damages to us, our unitholders or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or our officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special Provisions Regarding Affiliated Transactions. Our partnership agreement generally provides that transactions with affiliates and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our managing general partner must be:
• on terms no less favorable to us than those generally provided to or available from unrelated third-parties; or

• "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee or the common unitholders, and the board of directors of our managing general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming that presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition, our partnership agreement provides for the allocation of overhead costs to us by our general partner and its affiliates (including EXCO) in such amounts deemed to be fair and reasonable to us.
Rights and remedies of unitholders
The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of a partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

          In order to become one of our limited partners, a unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person. By purchasing a common unit, you will be admitted as a limited partner and will be deemed to be bound by all of the terms of our partnership agreement.

          Under our partnership agreement, we must indemnify our general partner, our managing general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by these persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner and these other persons could be indemnified for their negligent acts if they meet the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read "The Partnership Agreement — Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Units

          The common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the relative rights or privileges available to common unitholders under our partnership agreement. For a description of the rights and preferences of holders of common units in and to partnership distributions, please read this section and "Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of unitholders under our partnership agreement, including voting rights, please read "The Partnership Agreement."

Transfer Agent and Registrar

  Duties

          American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

  •
  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

  •
  special charges for services requested by a common unitholder; and

  •
  other similar fees or charges.

          There will be no charge to common unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

  Resignation or Removal

          The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

          By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records or the books and records of our transfer agent. Each transferee:

  •
  represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

  •
  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

  •
  gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation, the contribution of the Partnership Properties to us and this offering; and

  •
  certifies that the transferee is an Eligible Holder.

          As used in this prospectus, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, an Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

          A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

          We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

          Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

          Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

          The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included as Appendix A in this prospectus. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

          We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "Cash Distribution Policy and Restrictions on Distributions" and "How We Make Cash Distributions";

  •
  with regard to the fiduciary duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties";

  •
  with regard to rights of holders of common units, please read "Description of the Common Units"; and

  •
  with regard to allocations of taxable income, taxable loss and other matters, please read "Material Tax Consequences."

Organization and Duration

          We were formed on September 4, 2007 and have a perpetual existence, unless terminated under the terms of our partnership agreement.

Purpose

          Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law, including pursuing the business strategy set forth in "Business — Business Strategy"; provided that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

          Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the acquisition, development and production of oil and natural gas reserves, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business. For a further description of limits on our business, please read "Certain Relationships and Related Party Transactions."

Power of Attorney

          Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our formation, qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers on behalf of unitholders under, our partnership agreement. Please read "— Amendments to Our Partnership Agreement."

Cash Distributions

          Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read "How We Make Cash Distributions."

Capital Contributions

          Unitholders are not obligated to make additional capital contributions, except as described below under "— Limited Liability."

          Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Except in connection with any exercise of the underwriters' option to purchase additional common units in this offering, our general partner's 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Limited Liability

          Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace the general partner;

  •
  to approve some amendments to the partnership agreement; or

  •
  to take other action under the partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

          Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

          Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

          The following is a summary of the unitholder vote required for the matters specified below. In voting their units, affiliates of our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional common units	No approval right. Please read "— Issuance of Additional Securities."
Amendment of our partnership agreement
Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read "— Amendments to Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding units in certain circumstances. Please read "— Merger, Consolidation, Conversion, Sale, or Other Disposition of Assets."
Dissolution of our partnership	A majority of our outstanding units. Please read "— Termination and Dissolution."
Continuation of our business upon dissolution	A majority of our outstanding units. Please read "— Termination and Dissolution."
Withdrawal of our general partner
Under most circumstances, the approval of a majority of the units, excluding units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2017 in a manner that would cause a dissolution of our partnership. Please read "— Withdrawal or Removal of Our General Partner."
Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read "— Withdrawal or Removal of Our General Partner."

Transfer of the general partner interest
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to (i) an affiliate (other than an individual) or (ii) another person (other than an individual) in connection with the merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the units, excluding units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2017. Please read "— Transfer of General Partner Interest."
Transfer of ownership interests in our general partner	No approval required at any time. Please read "— Transfer of Ownership Interests in Our General Partner."

Issuance of Additional Securities

          Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner without the approval of our unitholders.

          It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

          In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance of equity securities that may effectively rank senior to our common units.

          If we issue additional units in the future, our general partner is not obligated to, but may, contribute a proportionate amount of capital to us to maintain its general partner interest. If our general partner does not contribute a proportionate additional amount of capital (except in connection with any exercise by the underwriters of their option to purchase additional common units in this offering), our general partner's initial 2% interest would be reduced. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including any such percentage interest represented by common units, that existed immediately prior to each issuance. Other than our general partner, the holders of common units will not have a preemptive right to acquire additional common units or other partnership securities.

Amendments to Our Partnership Agreement

  General

          Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. To adopt a proposed amendment, other than the amendments discussed below under "— No Unitholder Approval," our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

Prohibited Amendments

          Generally, no amendment may be made that would:

  •
  have the effect of reducing the voting percentage of outstanding units required to take any action under the provisions of our partnership agreement;

  •
  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

          The provision of our partnership agreement preventing the amendments having the effects described in the bullet points above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own 49% of our outstanding common units.

No Unitholder Approval

          Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

  •
  a change in the name of the partnership, the location of the partnership's principal place of business, the partnership's registered agent or its registered office;

  •
  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

  •
  a change that our general partner determines to be necessary or advisable to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership and its subsidiaries will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

  •
  an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

  •
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  •
  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

  •
  any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

  •
  a change in our fiscal year or taxable year and related changes;

  •
  certain mergers or conveyances set forth in our partnership agreement; and

  •
  any other amendments substantially similar to any of the matters described in (1) through (10) above.

          In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines, at its option, that those amendments:

  •
  do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

  •
  are necessary or appropriate to facilitate the trading of limited partner interests (including the division of any limited partner interests into different classes to facilitate uniformity of tax consequences within such class of limited partner interests) or to comply with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are or will be listed or admitted for trading;

  •
  are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

  •
  are required to effect the intent expressed in this prospectus or of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

          For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with any of the amendments described under "— No Unitholder Approval." No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

          A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

          In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger, consolidation or conversion without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding certain limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

          If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

          We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

  •
  the election of our general partner to dissolve us, if approved by the holders of a majority of our outstanding units;

  •
  there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

  •
  the entry of a decree of judicial dissolution of our partnership; or

  •
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

          Upon a dissolution under the fourth bullet point above, the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of our outstanding units subject to receipt by us of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability of any limited partner; and

  •
  none of our partnership, our operating partnership or any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

          Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all the powers of our general partner that are necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

  •
  first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

  •
  then, to all partners in accordance with the positive balance in the respective capital accounts.

          Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Withdrawal or Removal of Our General Partner

          Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2017 without obtaining the approval of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding certain limited liability and tax matters. On or after December 31, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders (See "Transfer of General Partner Interest").

          Upon the voluntary withdrawal of our general partner, other than as a result of its transfer of all or part of its general partner interest in us, the holders of a majority of our outstanding units, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, agree in writing to continue our business and to appoint a successor general partner.

          Our general partner may not be removed unless that removal is approved by not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding certain limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by a majority of our outstanding units, including those held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, our general partner and its affiliates will own 49% of the outstanding common units.

          Our partnership agreement also provides that if our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase its general partner interest for fair market value. This fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

          If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

          In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

          Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

  •
  an affiliate of the general partner (other than an individual); or

  •
  another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another entity prior to December 31, 2017 without the approval of a majority of the common units outstanding, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding certain limited liability and tax matters.

          Our general partner and its affiliates may at any time transfer units to one or more persons without unitholder approval.

Transfer of Ownership Interests in Our General Partner

          At any time, EXCO Resources, Inc., as the ultimate owner of all of the interests in our general partner, may sell or transfer or cause the sale or transfer of all or part of the interests in our general partner without the approval of our unitholders.

Transfer of Incentive Distribution Rights

          Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of our unitholders. Prior to December 31, 2017, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2017, the incentive distribution rights will be freely transferable.

Limited Call Right

          If at any time our general partner and its affiliates hold more than 80% of the outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or us, to purchase all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

  •
  the highest cash price paid by either our general partner or any of its affiliates for any limited partners interests of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase the limited partner interests; and

  •
  the current market price (as defined in the partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed.

          As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read "Material Tax Consequences — Disposition of Common Units."

          Upon completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units in this offering, our general partner and its affiliates will own 72,000,000 of our common units and a 2% general partner interest in us.

Meetings; Voting

          Unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by Non-Eligible Holders will be voted by our general partner and our general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

          Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Special meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting was called (including outstanding units deemed owned by the general partner), represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

          Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "— Issuance of Additional Securities" above. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

          Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

          By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the transferred units when such transfer and admission is reflected in our books and records. Except as described under "— Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Eligible Holders; Redemption

          We do not currently own interests in oil and natural gas leases on United States federal lands but we may acquire such interests in the future. In order to comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, if we acquire any oil and natural gas leases on federal lands, our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units, to certify that they are Eligible Holders. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on United States federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases on United States federal lands or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

          If, following institution of the certification procedures by our general partner:

  •
  transferees fail to furnish a transfer application containing the required certification;

  •
  unitholders fail to furnish a certification containing the required certification within 30 days after request; or

  •
  transferees or unitholders provide a false certification;

then, as the case may be, such transfer will be void or we will have the right, which we may assign to any of our affiliates, to redeem the common units held by persons who are not Eligible Holders at the lesser of the holder's purchase price and the then current market price of the units. Further, the units held by such unitholder will not be entitled to any allocations of income or loss, distributions or voting rights.

          The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Any such promissory note shall also be unsecured and will be subordinated to the extent required by the terms of our other indebtedness.

Indemnification

          Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of our general partner or any departing general partner;

  •
  any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in the first three bullet points above;

  •
  any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner or any affiliate of our general partner or any departing general partner provided that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodian services; and

  •
  any person designated by our general partner.

          Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

          Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

          We will also enter into a master operating agreement and an administrative services agreement with EXCO under which we will reimburse EXCO for certain services it provides to us pursuant to those agreements. See "Certain Relationships and Related Party Transactions — Administrative Services Agreement and Master Operating Agreement."

Books and Reports

          Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

          We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

          We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

          Our partnership agreement provides that a limited partner can, for a purpose reasonably related to the limited partner's interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

  •
  a current list of the name and last known address of each partner;

  •
  a copy of our tax returns promptly after they become available;

  •
  information as to the amount of cash and a description and statement of the net agreed value (as defined in the partnership agreement) of any other property or services contributed or to be contributed by each partner and the date on which each became a partner;

  •
  copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney that have been executed under our partnership agreement;

  •
  information regarding the status of our business and financial condition (our general partner can satisfy this requirement by furnishing to the unitholder upon request our most recent Form 10-K and any subsequent filings on Form 10-Q and Form 8-K); and

  •
  any other information regarding our affairs as is just and reasonable.

          Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

          Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

UNITS ELIGIBLE FOR FUTURE SALE

          After the sale of the common units offered by this prospectus, EXCO will hold, directly and indirectly, an aggregate of 72,000,000 common units. The sale of these common units could have an adverse impact on the price of the common units or on any trading market that may develop.

          The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the securities outstanding; or

  •
  the average weekly reported trading volume of the units for the four calendar weeks prior to the sale.

          Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

          Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Our partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement — Issuance of Additional Securities."

          Under our partnership agreement, EXCO and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow EXCO and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other units, including common units offered by us or by any unitholder. EXCO will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

          We, EXCO Partners MLP LP, LLC, our general partner, our managing general partner, their current owners and the officers and directors of the managing general partner have agreed not to sell any common units for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

          This section is a discussion of the material tax consequences that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to EXCO Partners, LP and our operating companies.

          This section does not address all federal income tax matters that affect us or the common unitholders. Furthermore, this section focuses on common unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other common unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective common unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of our common units.

          No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective common unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our common unitholders and thus will be borne directly by our common unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

          All statements regarding matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us. Statements of fact do not represent opinions of Vinson & Elkins L.L.P.

          For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

            (1)   the treatment of a common unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "— Tax Consequences of Common Unit Ownership — Treatment of Short Sales");

            (2)   whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "— Disposition of Common Units — Allocations Between Transferors and Transferees");

            (3)   whether percentage depletion will be available to a common unitholder or the extent of the percentage depletion deduction available to any common unitholder (please read "— Tax Treatment of Operations — Depletion Deductions");

            (4)   whether the deduction related to U.S. production activities will be available to a common unitholder or the extent of such deduction to any common unitholder (please read " — Tax Treatment of Operations — Deduction for U.S. Production Activities"); and

            (5)   whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "— Tax Consequences of Common Unit Ownership — Section 754 Election" and "— Uniformity of Common Units").

Partnership Status

          A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner in a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable to the partner, unless the amount of cash distributed to him is in excess of his adjusted tax basis in his partnership interest.

          Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the "Qualifying Income Exception," exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than           % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

          No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings, court decisions and the representations described below, we will be classified as a partnership, and each of our operating companies will be disregarded as an entity separate from us for U.S. federal income tax purposes.

          In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us. The representations made by us upon which Vinson & Elkins L.L.P. has relied include:

  •
  Neither we, nor any of our operating companies, have elected or will elect to be treated as a corporation;

  •
  For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

  •
  Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

          If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to the common unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to common unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

          If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, and deduction would be reflected only on our tax return rather than being passed through to the common unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a common unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the common unitholder's tax basis in his common units, and taxable capital gain after the common unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a common unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

          The remainder of this section is based on Vinson & Elkins L.L.P.'s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

          Common unitholders who become limited partners of EXCO Partners, LP will be treated as partners of EXCO Partners, LP for federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as partners, and common unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of EXCO Partners, LP for federal income tax purposes.

          Because there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

          A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those common units for federal income tax purposes. Please read "— Tax Consequences of Common Unit Ownership — Treatment of Short Sales."

          Items of our income, gain, loss, or deduction would not appear to be reportable by a common unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a common unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These common unitholders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

          The references to "unitholders" in the discussion that follows are to persons who are treated as partners in EXCO Partners, LP for U.S. federal income tax purposes.

Tax Consequences of Common Unit Ownership

  Flow-Through of Taxable Income

          We will not pay any federal income tax. Instead, each common unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a common unitholder even if he has not received a cash distribution. Each common unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

  Treatment of Distributions

          Distributions made by us to a common unitholder generally will not be taxable to him for federal income tax purposes, except to the extent the amount of any such cash distributions exceed his tax basis in his common units immediately before the distribution. Cash distributions made by us to a common unitholder in an amount in excess of his tax basis in his common units generally will be considered to be gain from the sale or exchange of those common units, taxable in accordance with the rules described under "— Disposition of Common Units" below. To the extent that cash distributions made by us cause a common unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "— Limitations on Deductibility of Losses."

          Any reduction in a common unitholder's share of our liabilities for which no partner bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that common unitholder. A decrease in a common unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a common unitholder, regardless of his tax basis in his common units, if the distribution reduces the common unitholder's share of our "unrealized receivables," including recapture of intangible drilling costs, depletion and depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the common unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the common unitholder's tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

  Ratio of Taxable Income to Distributions

          We estimate that a purchaser of our common units in this offering who holds those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than           % of the cash distributed to the common unitholder with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the common unitholders will increase. These estimates are based upon the assumption that gross income from operations will be sufficient to make estimated distributions on all common units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we intend to adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

  •
  gross income from operations exceeds the amount required to make quarterly distributions on all units at the initial distribution rate, yet we only distribute the initial quarterly distribution on all units; or

  •
  we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depletion, depreciation or amortization for federal income tax purposes or that is depletable, depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

  Basis of Common Units

          A common unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That tax basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A common unitholder's share of our nonrecourse liabilities will generally be based on his share of our profits. Please read "— Disposition of Common Units — Recognition of Gain or Loss."

  Limitations on Deductibility of Losses

          The deduction by a common unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual common unitholder, estate, trust or a corporate common unitholder (if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the common unitholder is considered to be "at risk" with respect to our activities, if that amount is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders' tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

          In general, a common unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that tax basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement, or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the common unitholder or can look only to the common units for repayment. A common unitholder's at-risk amount will increase or decrease as the tax basis of the common unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a common unitholder's at-risk amount will decrease by the amount of the common unitholder's depletion deductions and will increase to the extent of the amount by which the common unitholder's percentage depletion deductions with respect to our property exceed the common unitholder's share of the tax basis of that property.

          The at-risk limitation applies on an activity-by-activity basis, and in the case of oil and natural gas properties, each property is treated as a separate activity. Thus, a taxpayer's interest in each oil and natural gas property is generally required to be treated separately so that a loss from any one property would be limited to the at-risk amount for that property and not the at-risk amount for all the taxpayer's oil and natural gas properties. It is uncertain how this rule is implemented in the case of multiple oil and natural gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil and natural gas properties we own in computing a common unitholder's at-risk limitation with respect to us. If a common unitholder were required to compute his at-risk amount separately with respect to each oil and natural gas property we own, he might not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at-risk amount with respect to his common units as a whole.

          In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitation generally provides that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments, a common unitholder's investments in other publicly traded partnerships, or a common unitholder's salary or active business income. If we dispose of all or only a part of our interest in an oil and natural gas property, common unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Passive losses that are not deductible because they exceed a common unitholder's share of income we generate may be deducted by the common unitholder in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the tax basis limitation.

          A common unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

  Limitations on Interest Deductions

          The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributable to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

          The computation of a common unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

          Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its common unitholders for purposes of the investment interest deduction limitation. In addition, the common unitholder's share of our portfolio income will be treated as investment income.

  Entity-Level Collections

          If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any common unitholder or any former common unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the common unitholder on whose behalf the payment was made. If the payment is made on behalf of a common unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current common unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a common unitholder in which event the common unitholder would be required to file a claim in order to obtain a credit or refund.

  Allocation of Income, Gain, Loss and Deduction

          In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the common unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to our general partner to the extent of these distributions. If we have a net loss, the loss will be allocated first to our general partner and our common unitholders according to their percentage interests in us to the extent of their positive capital account balances and, second to our general partner.

          Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of our assets at the time of this offering, which assets are referred to in this discussion as "Contributed Property." These allocations, referred to as "Section 704(c) Allocations," are required to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and the "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "book-tax disparity." The effect of these allocations to a common unitholder who purchases common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In the event we issue additional common units or engage in certain other transactions in the future, "Reverse Section 704(c) Allocations," similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests, including purchasers of common units in this offering, to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the common unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other common unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

          An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a common unitholder's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a common unitholder's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the common unitholders in profits and losses;

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  the interest of all the common unitholders in cash flow; and

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  the rights of all the common unitholders to distributions of capital upon liquidation.

          Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "— Tax Consequences of Common Unit Ownership — Section 754 Election," "— Uniformity of Common Units" and "— Disposition of Common Units — Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a common unitholder's share of an item of income, gain, loss or deduction.

  Treatment of Short Sales

          A common unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  none of our income, gain, loss or deduction with respect to those common units would be reportable by the common unitholder;

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  any cash distributions received by the common unitholder with respect to those common units would be fully taxable; and

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  all of these distributions would appear to be ordinary income.

          Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a common unitholder whose common units are loaned to a short seller. Therefore, common unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "— Disposition of Common Units — Recognition of Gain or Loss."

  Alternative Minimum Tax

          Each common unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective common unitholders are urged to consult their tax advisors with respect to the impact of an investment in our common units on their liability for the alternative minimum tax.

  Tax Rates

          In general, the highest effective federal income tax rate for individuals currently is 35% and the maximum federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than twelve months at the time of disposition. The capital gains tax rate is scheduled to remain at 15% for years 2008 through 2010 and then to increase to 20% beginning January 1, 2011.

  Section 754 Election

          We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and it belongs only to the purchaser and not to other common unitholders. Please also read, however, "— Allocation of Income, Gain, Loss and Deduction" above. For purposes of this discussion, a common unitholder's inside basis in our assets has two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that tax basis.

          Where the remedial allocation method is adopted (which we will generally adopt as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized book-tax disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, we are authorized to take a position to preserve the uniformity of common units even if that position is not consistent with these and any other Treasury Regulations. Please read "— Uniformity of Common Units."

          Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized book-tax disparity, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some common unitholders. Please read "— Uniformity of Common Units." A common unitholder's tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position we take that understates deductions will overstate the common unitholder's basis in his common units, which may cause the common unitholder to understate gain or overstate loss on any sale of such common units. Please read "— Disposition of Common Units — Recognition of Gain or Loss." The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the common units. If such a challenge were sustained, the gain from the sale of common units might be increased without the benefit of additional deductions.

          A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than the common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depletion and depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than those common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial tax basis reduction. Generally a built-in loss or a tax basis reduction is substantial if it exceeds $250,000.

          The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

  Accounting Method and Taxable Year

          We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in his income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in his taxable income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read "— Disposition of Common Units — Allocations Between Transferors and Transferees."

  Depletion Deductions

          Subject to the limitations on deductibility of losses discussed above, common unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our gas and oil interests. Although the Internal Revenue Code requires each common unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our common unitholders with information relating to this computation for federal income tax purposes.

          Percentage depletion is generally available with respect to common unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the common unitholder's gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the common unitholder from the property for each taxable year, computed without the depletion allowance. A common unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the common unitholder's average daily production of domestic crude oil, or the gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between gas and oil production, with 6,000 cubic feet of domestic gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

          In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a common unitholder's total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the common unitholder's total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

          Common unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the common unitholder's share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the common unitholder's share of the total adjusted tax basis in the property.

          All or a portion of any gain recognized by a common unitholder as a result of either the disposition by us of some or all of our gas and oil interests or the disposition by the common unitholder of some or all of his common units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

          The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the common unitholders. Further, because depletion is required to be computed separately by each common unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the common unitholders for any taxable year. We encourage each prospective common unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

  Deductions for Intangible Drilling and Development Costs

          We will elect to currently deduct intangible drilling and development costs (IDCs). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

          Although we will elect to currently deduct IDCs, each common unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a common unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

          Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to gas and oil wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An "integrated oil company" is a taxpayer that has economic interests in oil or gas properties and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an "independent producer" that is not subject to these IDC deduction limits, a common unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of gas) on average for any day during the taxable year or in the retail marketing of gas and oil products exceeding $5 million per year in the aggregate.

          IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a common unitholder of interests in us. Recapture is generally determined at the common unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. See "— Disposition of Common Units — Recognition of Gain or Loss."

  Deduction for U.S. Production Activities

          Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, common unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such common unitholder but not to exceed 50% of such unitholder's IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts. The percentages are 6% for qualified production activities income generated in the years 2007, 2008, and 2009; and 9% thereafter.

          Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

          For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each common unitholder will aggregate his share of the qualified production activities income allocated to him from us with the common unitholder's qualified production activities income from other sources. Each common unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the common unitholder's share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read "— Tax Consequences of Common Unit Ownership — Limitations on Deductibility of Losses."

          The amount of a common unitholder's Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the common unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each common unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the common unitholder's allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our common unitholders. Moreover, legislation has been proposed that would deny the Section 199 deduction with respect to certain oil and natural gas production activities income. We are unable to predict whether this proposed legislation or any other changes will ultimately be enacted.

          This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to common unitholders. Further, because the Section 199 deduction is required to be computed separately by each common unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the common unitholders. Each prospective common unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

          Lease Acquisition Costs.    The cost of acquiring gas and oil lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read "Tax Treatment of Operations — Depletion Deductions."

          Geophysical Costs.    The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

          Operating and Administrative Costs.    Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

  Tax Basis, Depreciation and Amortization

          The tax basis of our tangible assets, such as casing, tubing, tanks, pumping units and other similar property, will be used for purposes of computing depreciation, depletion and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner, and (ii) any other offering will be borne by our general partner and our common unitholders as of that time. Please read "— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction."

          To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. If we determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation or held by us at the time of any future offering. Please read "— Uniformity of Common Units." Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

          If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction" and "— Disposition of Common Units — Recognition of Gain or Loss."

          The costs we incur in selling our common units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

  Valuation and Tax Basis of Our Properties

          The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders might change, and common unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

  Recognition of Gain or Loss

          Gain or loss will be recognized on a sale of common units equal to the difference between the common unitholder's amount realized and the common unitholder's tax basis for the common units sold. A common unitholder's amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a common unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

          Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a common unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the common unitholder's tax basis in that common unit, even if the price received is less than his original cost.

          Except as noted below, gain or loss recognized by a common unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit held for more than one year will generally be taxable as long term capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than twelve months is scheduled to be taxed at a maximum rate of 15% through December 31, 2010. However, a portion, which may be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to "unrealized receivables" or appreciated "inventory items" that we own. The term "unrealized receivables" includes potential recapture items, including depreciation, depletion, and IDC recapture. Ordinary income attributable to unrealized receivables and appreciated inventory items may exceed net taxable gain realized on the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a common unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may be used to offset only capital gains in the case of corporations.

          The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling common unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low tax basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A common unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A common unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury Regulations.

          Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, that is, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

  •
  a short sale;

  •
  an offsetting notional principal contract; or

  •
  a futures or forward contract with respect to the partnership interest or substantially identical property.

          Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

          In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the common unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a common unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

          Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee common unitholders. We use this method because it is not administratively feasible to make these allocations on a daily basis. If this method is not allowed under the Treasury Regulations, or applies to only transfers of less than all of the common unitholder's interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between common unitholders, as well as among transferor and transferee common unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

          A common unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to that quarter but will not be entitled to receive that cash distribution.

  Notification Requirements

          A common unitholder who sells any of his common units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A person who purchases common units is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of common units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may lead to the imposition of penalties.

  Constructive Termination

          We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all common unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and common unitholders receiving two Schedule K-1s) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

          Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read "— Tax Consequences of Common Unit Ownership — Section 754 Election."

          We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to that property's unamortized book-tax disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "— Tax Consequences of Common Unit Ownership — Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If we adopt this position, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some common unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. We will not adopt this position if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the common unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the common unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read "— Disposition of Common Units — Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

          Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

          Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a common unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

          A regulated investment company, or "mutual fund," is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of common units in a "qualified publicly traded partnership" is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly traded partnership.

          Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign common unitholders. Each foreign common unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

          In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate common unitholder is a "qualified resident." In addition, this type of common unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

          A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder of a publicly traded partnership would be subject to U.S. federal income tax or withholding tax upon the sale or disposition of a unit to the extent of the unitholder's share of the partnership's U.S. real property holdings if he owns 5% or more of the units at any point during the five-year period ending on the date of such disposition. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

  Information Returns and Audit Procedures

          We intend to furnish to each common unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder's share of income, gain, loss and deduction.

          We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective common unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

          The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year's tax liability and possibly may result in an audit of his own return. Any audit of a common unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

          Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement appoints the General Partner as our Tax Matters Partner.

          The Tax Matters Partner will make some elections on our behalf and on behalf of common unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each common unitholder with an interest in the outcome may participate.

          A common unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a common unitholder to substantial penalties.

  Nominee Reporting

          Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  a statement regarding whether the beneficial owner is:

  •
  a person that is not a U.S. person,

  •
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

  •
  a tax-exempt entity;

  •
  the amount and description of common units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

          Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

  Accuracy-Related Penalties

          An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

          For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  •
  for which there is, or was, "substantial authority," or

  •
  as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

          If any item of income, gain, loss or deduction included in the distributive shares of common unitholders could result in that kind of an "understatement" of income for which no "substantial authority" exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for common unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us.

          A substantial valuation misstatement exists if the value of any property, or the adjusted tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted tax basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

  Reportable Transactions

          If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read "— Information Returns and Audit Procedures" above.

          Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "— Accuracy-Related Penalties,"

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

  •
  in the case of a listed transaction, an extended statute of limitations.

          We do not expect to engage in any reportable transactions.

State, Local and Other Tax Considerations

          In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. We will initially own assets and conduct business in Kansas, Kentucky, Louisiana, New Mexico, Oklahoma, Ohio, Pennsylvania, Texas and West Virginia. All of these states other than Texas currently impose a personal income tax on individuals, and all of these states impose an entity level tax on corporations and other entities. We may also own property or conduct business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we conduct business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a common unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular common unitholder's income tax liability to the state, generally does not relieve a nonresident common unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to common unitholders for purposes of determining the amounts distributed by us. Please read "— Tax Consequences of Common Unit Ownership — Entity-Level Collections." Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

          It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each common unitholder to file all tax returns that may be required of him.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

          An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

          The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

          Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

          In addition to considering whether the purchase of units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

          The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  1.
  the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

  2.
  the entity is an "operating company," — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

  3.
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

          Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c) above.

          Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of common units
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
UBS Securities LLC
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
ABN AMRO Rothschild LLC
Barclays Capital Inc.
Broadpoint Capital, Inc.
Cantor Fitzgerald & Co.
Fortis Securities LLC
Friedman, Billings, Ramsey & Co., Inc.
Howard Weil Incorporated
Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.
KeyBanc Capital Markets, Inc.
Muriel Siebert & Co., Inc.
Scotia Capital (USA) Inc.
Southwest Securities, Inc.
Stifel, Nicolaus & Company, Incorporated
Tudor, Pickering & Co. Securities, Inc.

Total	75,000,000

          The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

          We have instructed the underwriters to reserve an aggregate of 10,000,000 common units in this offering for purchase by the directors and executive officers of our managing general partner and employees of EXCO. Any common units so reserved that are not purchased by these persons will be offered to the public in this offering by the underwriters.

          If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 11,250,000 common units from us to cover such sales. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

          The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 11,250,000 additional common units.

Paid by EXCO Partners, LP	No exercise	Full exercise
Per Common Unit	$	$
Total	$	$

          Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $                        per common unit from the initial public offering price. If all the common units are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We, EXCO GP Partners, LP, our general partner, EXCO Partners GP LP, LLC, our managing general partner and their current owners have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Units Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

          Goldman, Sachs & Co., in its discretion, may release any of the securities subject to these lock-up agreements at anytime without notice. There is no present intention or arrangement to release any of the securities subject to these lock-up agreements. The release of any such agreement is considered on a case by case basis.

          Prior to the offering, there has been no public market for the common units. The initial public offering price has been negotiated between us and the representative. Among the factors considered in determining the initial public offering price of the common units, in addition to prevailing market conditions, was the information set forth in this prospectus and otherwise available to the representative, including our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to list the common units on the New York Stock Exchange under the symbol "XP". In connection with that listing application, the underwriters will undertake to cause the common units to be distributed in such a manner that as of the original listing date:

  •
  there will be at least 400 U.S. unitholders of 100 common units or more;

  •
  at least 1,100,000 publicly held common units will be outstanding in the U.S.;

  •
  the aggregate market value of publicly held common units in the U.S. will be at least $60 million; and

  •
  our global market capitalization will be at least $750 million.

          In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common units to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common units which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common units to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of common units to the public" in relation to any common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe the common units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA)) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

  (b)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common units in, from or otherwise involving the United Kingdom.

          The common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the common units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries'

rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The common units have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any common units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          Because the Financial Industry Regulatory Authority views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. In no event will the maximum amount of compensation to be paid to FINRA members in connection with this offering exceed ten percent of the proceeds from the offering. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.

          We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $10 million.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. For example, affiliates of Goldman, Sachs & Co., Citigroup Global Markets Inc., UBS Securities LLC, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC, each an underwriter in this offering, are lenders under (i) a revolving credit facility of an indirect wholly owned subsidiary of EXCO that will be partially repaid with a portion of the net proceeds from this offering and (ii) EXCO's revolving credit facility that we will assume in connection with this offering and that will be fully repaid with a portion of the net proceeds from this offering.

VALIDITY OF THE COMMON UNITS

          The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered by us will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

          The consolidated financial statements of EXCO Resources, Inc. for the year ended December 31, 2006 have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The financial statements of EXCO Resources, Inc. (Successor Company) as of December 31, 2005 and for period from October 3, 2005 to December 31, 2005 included in this prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to accounting for transactions between entities under common control) of PricewaterhouseCoopers LLP, or PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          The financial statements of EXCO Resources, Inc. (Predecessor Company) for period from January 1, 2005 to October 2, 2005 and for the year ended December 31, 2004 included in this prospectus have been so included in reliance on the reports (which for the period from January 1, 2005 to October 2, 2005 includes an explanatory paragraph relating to accounting for transactions between entities under common control) of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          On July 16, 2007, EXCO entered into an agreement with PwC, its former independent registered public accounting firm, pursuant to which EXCO agreed to indemnify PwC for the payments of all legal costs and expenses incurred in PwC's successful defense of any legal action or proceeding that may arise as a result of inclusion of PwC's previous audit reports on EXCO's past financial statements in this prospectus. The agreement also provides that this indemnification provision will be void, and any amounts paid to PwC pursuant to this indemnification will be returned to EXCO, in the event there is court adjudication that PwC is liable for professional malpractice.

          On September 12, 2007, EXCO modified its July 16, 2007 agreement with PwC by additionally agreeing to indemnify PwC for any claim of damages directly or indirectly relating to the prospective financial information and the association or purported association of PwC with the prospective financial information appearing in this prospectus as a result of the inclusion of its reports on the historical financial statements of EXCO in this prospectus. Under the terms of this amendment, EXCO agreed to indemnify and hold harmless PwC and its personnel from any and all claims, liabilities, costs and expenses of any third party relating to such prospective financial information and the association or purported association by PwC with the prospective financial information in the prospectus as a result of the inclusion of its reports on the historical financial statements of EXCO.

          The balance sheet of EXCO Partners, LP as of September 11, 2007, has been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The balance sheet of EXCO GP Partners, LP as of September 11, 2007, has been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The consolidated statement of income, shareholder's equity and comprehensive income and cash flows of ONEOK Energy Resources Company and subsidiaries for the years ended December 31, 2004 and 2003, and for the period from January 1, 2005 through September 26, 2005 and the consolidated financial statements of TXOK Acquisition, Inc. and subsidiaries as of December 31, 2005 and for the period from September 16, 2005 (date of inception) through December 31, 2005, have been included in this prospectus in reliance upon the reports of KPMG LLP, independent accountant, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements of ONEOK Energy Resources Company refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

          The statements of revenues and direct operating expenses of the Winchester Energy Company Properties (Winchester Properties) for the years ended December 31, 2004 and 2005, and the nine months ended September 30, 2006, have been included in this prospectus in reliance upon the reports of KPMG LLP, independent accountant, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The statements of revenues and direct operating expenses of the Anadarko Vernon Operations for the years ended December 31, 2004, 2005, and 2006, have been included in this prospectus in reliance upon the reports of KPMG LLP, independent accountant, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The combined statements of revenues and direct operating expenses of the Anadarko Southern Gas Operations for the years ended December 31, 2004, 2005, and 2006, have been included in this prospectus in reliance upon the reports of KPMG LLP, independent accountant, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The information appearing in this prospectus concerning estimates of EXCO's oil and natural gas reserves as of December 31, 2006 and September 30, 2007 was prepared by Lee Keeling and Associates, Inc., an independent engineering firm, and has been included herein upon the authority of that firm as an expert.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 regarding the units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus forms a part, can be downloaded from the SEC's web site.

          We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

EXCO Partners, LP
Introduction
Unaudited pro forma condensed combined balance sheet as of September 30, 2007
Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006
Unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2007
Notes to unaudited pro forma condensed combined financial statements
EXCO Resources, Inc. (Predecessor)
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Consolidated balance sheets as of December 31, 2005 and 2006
Consolidated statements of operations for the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006
Consolidated statements of cash flows for the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006
Consolidated statements of changes in shareholders' equity for the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006
Consolidated statements of comprehensive income (loss) for the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006
Notes to consolidated financial statements
Unaudited condensed consolidated balance sheet as of September 30, 2007
Unaudited condensed consolidated statements of operations for the nine months ended September 30, 2006 and 2007
Unaudited condensed consolidated statements of cash flow for the nine months ended September 30, 2006 and 2007
Unaudited condensed consolidated statements of changes in shareholders' equity for the nine months ended September 30, 2006 and 2007
Notes to condensed consolidated financial statements
EXCO Partners, LP
Report of Independent Registered Public Accounting Firm
Balance sheet as of September 7, 2007 and September 30, 2007
Note to balance sheet
EXCO GP Partners, LP
Report of Independent Registered Public Accounting Firm
Balance sheet as of September 7, 2007 and September 30, 2007
Note to balance sheet

ONEOK Energy Resources Company and Subsidiaries
Independent Auditor's Report
Consolidated balance sheets for the years ended December 31, 2003 and 2004
Consolidated statements of income for the years ended December 31, 2003 and 2004 and the period from January 1, 2005 to September 26, 2005 (the 269 day period)
Consolidated statements of cash flows for the years ended December 31, 2003 and 2004 and the period from January 1, 2005 to September 26, 2005 (the 269 day period)
Consolidated statements of shareholders' equity and comprehensive income for the years ended December 31, 2003 and 2004 and the period from January 1, 2005 to September 26, 2005 (the 269 day period)
Notes to consolidated financial statements
TXOK Acquisition, Inc.
Independent Auditor's Report
Consolidated balance sheet as of December 31, 2005
Consolidated statement of operations for the period from September 16, 2005 (date of inception) to December 31, 2005
Consolidated statement of cash flows for the period from September 16, 2005 (date of inception) to December 31, 2005
Consolidated statement of stockholder's equity for the period from September 16, 2005 (date of inception) to December 31, 2005
Notes to consolidated financial statements
Winchester Energy Company Properties
Independent Auditor's Report
Statements of revenues and direct operating expenses for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006
Notes to statements of revenues and direct operating expenses
Anadarko Vernon Operations
Independent Auditor's Report
Statements of revenues and direct operating expenses for the years ended December 31, 2006, 2005 and 2004
Notes to statements of revenues and direct operating expenses
Anadarko MidCon Operations
Independent Auditor's Report
Combined statements of revenues and direct operating expenses for the years ended December 31, 2006, 2005 and 2004
Notes to combined statements of revenues and direct operating expenses
Unaudited combined statements of revenues and direct operating expenses for the three months ended March 31, 2007 and 2006

EXCO PARTNERS, LP

Pro forma financial information and footnotes

Introduction

          The following unaudited pro forma combined financial statements for EXCO Partners, LP ("EXCO Partners" or the "Partnership") give effect to the formation of the Partnership and the contribution of oil and natural gas properties and other assets and liabilities ("Partnership Properties") to the Partnership from EXCO Resources, Inc. and its subsidiaries ("EXCO") as described in Notes 1 and 2. The Partnership Properties represent approximately 49.0% of EXCO's total estimated proved reserves as of September 30, 2007.

Significant transactions affecting the pro forma financial information

          During the year ended December 31, 2006 and for the nine months ended September 30, 2007, EXCO consummated a number of property acquisitions and other significant transactions that impacted EXCO and, accordingly, the pro forma assets and operations of the Partnership. These significant acquisitions and other transactions include:

Equity buyout

          On October 3, 2005, EXCO Holdings II, Inc. ("Holdings II"), an entity formed by EXCO's management, purchased 100% of the outstanding equity securities of EXCO Holdings Inc. ("EXCO Holdings"), the privately held parent of EXCO, in an equity buyout ("Equity Buyout") for an aggregate price of approximately $699.3 million, resulting in a change of control and a new basis of accounting. To fund the Equity Buyout, Holdings II raised $350.0 million in interim debt financing ("Interim Bank Loan") from a group of lenders and $183.1 million of equity financing from new institutional and other investors as well as stockholders of EXCO Holdings. In addition, the then current management and other stockholders of EXCO Holdings exchanged $166.9 million of their EXCO Holdings common stock for Holdings II common stock. EXCO Holdings' majority stockholder sold all of its EXCO Holdings common stock for cash. Promptly following the completion of the Equity Buyout, Holdings II merged with and into EXCO Holdings. As a result of the merger, each outstanding share of Holdings II common stock was cancelled and exchanged for one share of EXCO Holdings common stock and all shares of EXCO Holdings common stock held by Holdings II were cancelled.

Initial public offering

          On February 14, 2006, EXCO completed an initial public offering ("EXCO IPO") and issued 53.6 million shares of its common stock. Proceeds from the EXCO IPO were used to redeem preferred stock of TXOK Acquisition, Inc. ("TXOK") (see — "TXOK acquisition" below), retire the interim bank loan incurred in the Equity Buyout, retire TXOK debt and pay fees and expenses incurred in connection with the EXCO IPO.

TXOK acquisition

          Concurrent with the consummation of the EXCO IPO, EXCO advanced $158.8 million to TXOK to redeem TXOK's outstanding preferred stock and issued additional EXCO common stock to TXOK's preferred stockholder valued at $4.7 million as a redemption premium. The redemption of this preferred stock and assumption of TXOK's existing debt resulted in EXCO acquiring TXOK and as a result, TXOK became a wholly-owned subsidiary of EXCO effective February 14, 2006 ("TXOK Acquisition"). The total acquisition cost of TXOK was $665.1 million, including assumed debt and accrued interest totaling $512.5 million and other net liabilities of $10.9 million. Prior to the redemption of TXOK's preferred stock, EXCO held an 11.0% economic interest in TXOK and used the equity method of accounting for that investment until TXOK became a wholly owned subsidiary of EXCO.

          TXOK owned and operated oil and natural gas properties located in the Mid-Continent operating area and in the East Texas/North Louisiana operating area.

Winchester acquisition

          On October 2, 2006, EXCO completed the acquisition of Winchester Energy Company, Ltd. and its subsidiaries ("Winchester Acquisition") for approximately $1.1 billion in cash after closing purchase price adjustments. Winchester owns and operates oil and natural gas properties primarily in the East Texas/North Louisiana operating area. Approximately 27% of EXCO's proved reserves that are attributable to the Winchester Acquisition as of September 30, 2007 will be contributed to the Partnership.

Debt incurred in connection with the Winchester acquisition

          In connection with the Winchester acquisition, an indirect wholly-owned unrestricted subsidiary of EXCO, EXCO Partners Operating Partnership ("EPOP"), entered into two credit facilities: a revolving credit facility with a borrowing base of $750.0 million ("EPOP Revolver") and a term facility with a borrowing base of $650.0 million ("EPOP Term Loan"). Aggregate borrowings under the two facilities totaled $1.3 billion and were used to fund the $1.1 billion acquisition of Winchester in October 2006 and to reduce $150.0 million of EXCO's debt under its existing credit facility.

          As discussed below, the EPOP Revolver and EPOP Term Loan were retired and replaced with an amended and restated credit facility on March 30, 2007 in connection with a $2.0 billion private placement of EXCO preferred stock prior to the consummation of the Vernon acquisition. See "— Private placement of $2.0 billion in preferred stock," "— Vernon acquisition," "— EPOP Amended and restated credit agreement" and "— Extinguishment of certain debt" below.

Private placement of $2.0 billion in preferred stock

          In contemplation of the Vernon acquisition, EXCO entered into a Preferred Stock Purchase Agreement ("Stock Purchase Agreement") pursuant to which it issued and sold, on March 30, 2007, an aggregate of (i) 39,008 shares of EXCO 7.0% Cumulative Convertible Perpetual Preferred Stock ("7.0% Preferred Stock") in multiple series, at $10,000 per share for total gross proceeds of $390.0 million and (ii) 160,992 shares of EXCO Hybrid Preferred Stock ("Hybrid Preferred Stock") in multiple series, at $10,000 per share for total gross proceeds of $1.61 billion. Aggregate advisory fees and other issue costs incurred in connection with the preferred stock issuance and sales were approximately $7.8 million. Proceeds from the issuance of the 7.0% Preferred Stock and Hybrid Preferred Stock were used to close the Vernon acquisition, amend and restate existing credit facilities and retire certain debt, each as discussed below.

          On August 30, 2007, EXCO's shareholders approved the transformation of the terms of the Hybrid Preferred Stock to terms that are identical to those of the 7.0% Preferred Stock, including the ability to convert the Hybrid Preferred Stock into EXCO common stock at $19.00 per share.

Vernon acquisition

          On March 30, 2007, EPOP, using a $1.75 billion capital contribution from EXCO, completed the acquisition of oil and natural gas properties, acreage and related assets in the Vernon and Ansley fields located in North Louisiana ("Vernon Acquisition") from Anadarko Petroleum Corporation and certain of its subsidiaries ("Anadarko") for approximately $1.5 billion in cash, net of preliminary closing adjustments and assumed derivative financial instruments representing a significant portion of estimated production for 2007, 2008 and 2009 in these fields. None of the assets acquired in the Vernon Acquisition will be included in the Partnership Properties.

EPOP amended and restated credit agreement

          On March 30, 2007, EPOP entered into an amended and restated credit agreement ("EPOP Amended Credit Agreement") with a group of lenders. The EPOP Amended Credit Agreement provided for an increase in the borrowing base from $750.0 million to $1.3 billion, primarily to reflect the oil and natural gas properties acquired in the Vernon Acquisition.

          The EPOP Amended Credit Agreement contains representations, warranties, covenants, events of default, and indemnities customary for agreements of this type and matures on March 30, 2012. The initial amount borrowed under this facility was $1.1 billion on March 30, 2007.

Extinguishment of certain debt

          Borrowings of $1.1 billion under the EPOP Amended Credit Agreement and a portion of the proceeds from the 7.0% Preferred Stock and the Hybrid Preferred Stock were used to (i) repay in full the outstanding balance under the EPOP Term Loan ($650.0 million plus accrued interest of $5.7 million at March 30, 2007, plus a 2.0% prepayment premium of $13.0 million), (ii) repay a portion of the balance outstanding on the EPOP Revolver ($673.5 million, plus accrued interest of $3.7 million at March 30, 2007) and (iii) repay a portion of the outstanding balance under EXCO's existing credit agreement ($352.0 million plus $0.5 million in accrued interest at March 30, 2007).

EXCO credit agreement

          Effective May 2, 2007, EXCO amended its credit agreement ("EXCO Credit Agreement"). The material changes reflected in the EXCO Credit Agreement included an increase in the borrowing base to $1.0 billion, principally to reflect the acquisition of assets ("Southern Gas Acquisition") from Anadarko (see — "Southern Gas Acquisition and Crimson sale"). Upon consummation of the transactions contemplated by the Southern Gas Acquisition and subsequent sale of certain assets to Crimson Exploration, Inc. ("Crimson") the borrowing base under the EXCO Credit Agreement was reduced from $1.0 billion to $900.0 million.

Southern Gas Acquisition and Crimson Sale

          On May 2, 2007, EXCO completed the Southern Gas Acquisition and assumed derivative financial instruments with respect to a significant portion of estimated production for 2007, 2008 and 2009. The purchase price was approximately $748.9 million in cash, net of preliminary contractual adjustments and was funded with borrowings under the EXCO Credit Agreement. A portion of the Southern Gas Acquisition properties, acreage and related assets located in the South Texas and Gulf Coast areas were subsequently sold to Crimson immediately following the closing of the Southern Gas Acquisition ("Crimson Sale"). The oil and natural gas properties acquired, and not subsequently sold, in the Southern Gas Acquisition, are located in the Mid-Continent operating area. All of the proved developed reserves acquired in the Southern Gas Acquisition will be contributed to the Partnership.

          The proceeds from the Crimson Sale were approximately $245.4 million in cash, net of preliminary contractual adjustments, and 750,000 shares of Crimson unregistered restricted common stock. Proceeds received from the Crimson Sale were used to reduce borrowings under the EXCO Credit Agreement by $246.0 million.

Basis of Presentation

          The accompanying unaudited pro forma combined financial statements of the Partnership have been derived from EXCO's audited consolidated financial statements for the year ended December 31, 2006, EXCO's unaudited condensed consolidated financial statements for the nine months ended September 30, 2007, the audited statement of revenues and direct operating expenses of Winchester for the nine months ended September 30, 2006, the audited statement of revenues and direct operating expenses of the Anadarko Vernon Operations for the year ended December 31, 2006, the audited combined statement of revenues and direct operating expenses of the Southern Gas Acquisition for the year ended December 31, 2006 and the unaudited combined statement of revenues and direct operating expenses of the Southern Gas Acquisition for the three months ended March 31, 2007.

          The accompanying unaudited pro forma financial statements were derived by making certain adjustments (i) to reflect the various acquisitions closed by EXCO, some of which will include oil and natural gas properties that will be contributed to the Partnership, (ii) to reflect the elimination of balance sheet amounts as of September 30, 2007 related to assets, liabilities and equity of EXCO which will not be contributed to the Partnership, (iii) to reflect elimination of the operations related to oil and natural gas operations and other activities related to properties which EXCO will retain ("Retained Properties"), (iv) to reflect pro forma adjustments attributable to the Partnership Properties, and (v) to reflect transactions in connection with this offering.

          These pro forma financial statements are based on the historical financial statements of EXCO and of acquired entities from which the Partnership Properties have been derived. Such financial statements are included elsewhere in this Prospectus. All of the assets and liabilities included in the Partnership Properties are from entities owned by and under common control of EXCO. Accordingly, the unaudited pro forma combined financial statements have been prepared on a carryover basis of historical cost, rather than recognition at fair value under the purchase method of accounting.

          Pursuant to the EXCO Partners, LP formation transactions and closing transactions ("Formation Transactions"), the Partnership Properties will be conveyed to the Partnership as set forth below.

          In connection with the Formation Transactions:

  •
  EXCO will contribute the Partnership Properties to the Partnership, representing approximately 49.0% of EXCO's total estimated proved reserves as of September 30, 2007;

  •
  In exchange for the Partnership Properties, the Partnership will issue to EXCO GP Partners, LP (an indirect wholly owned subsidiary of EXCO), a 2% general partner interest in the Partnership, which interest is represented by 3,000,000 general partner units, and incentive distribution rights, and issue to EXCO Partners MLP LP, LLC (a wholly owned subsidiary of EXCO), 72,000,000 common units representing a 48% limited partner interest in the Partnership;

  •
  At the contribution date, the Partnership will assume existing indebtedness under EXCO's revolving credit facility and will pay, as additional consideration for the Partnership Properties contributed, an amount of cash that, in combination with the debt assumed, will equal $1.0 billion of consideration to EXCO. As of September 30, 2007, the EXCO debt that will be assumed by the Partnership was $484.0 million, which would result in a $516.0 million cash payment obligation;

  •
  The Partnership will issue 75,000,000 common units representing a 50% limited partner interest in the Partnership to the public in an underwritten public offering (the "Offering")

    and will utilize the net proceeds from the Offering to retire the debt assumed from EXCO related to the Partnership Properties and to retain approximately $426.3 million to establish additional cash reserves for expansion capital expenditures;

  •
  The Partnership will enter into an administrative services agreement with EXCO pursuant to which EXCO will provide management, facilities and other general and administrative services on behalf of the Partnership and a master operating agreement with EXCO pursuant to which, together with the administrative services agreement, EXCO will operate substantially all of its assets, and the Partnership will initially pay EXCO $1.6 million per month for service under these agreements, subject to periodic redeterminations; and

  •
  The Partnership will assume from EXCO certain derivative financial instruments upon closing of the Offering. These unaudited pro forma combined financial statements do not include any historical impacts of derivative financial instruments because the historical activity of EXCO's commodity price risk management activities cannot be identified for specific Partnership Properties.

          These unaudited pro forma combined financial statements should be read in conjunction with the audited and unaudited financial statements and notes thereto referred to above included elsewhere in this prospectus. See "Risk Factors" included elsewhere in this prospectus. These unaudited pro forma combined financial statements should not be construed to be indicative of future results or results that actually would have occurred if the Formation Transactions, the Offering and the acquisitions had occurred at the dates indicated.

          The unaudited pro forma combined balance sheet as of September 30, 2007 gives effect to the Formation Transactions and to the Offering as if they had occurred on September 30, 2007. The unaudited pro forma combined statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2007 give effect to the Formation Transactions, the Offering and to acquisitions occurring in 2006 and 2007 (the "Acquisitions") from which certain of the Partnership Properties were acquired, as if such transactions were consummated on January 1, 2006.

EXCO PARTNERS, LP

Unaudited pro forma condensed combined balance sheet
As of September 30, 2007

	Historical EXCO Resources, Inc.	Pro forma adjustments for Retained Properties (Note 3(a))	Pro forma EXCO Partners, LP	Offering adjustments (Note 3)		Pro forma, as adjusted
	(in thousands)
Assets:
Current assets:
Cash and cash equivalents	$146,797	$(135,568)	$11,229	$1,426,250 (484,000 (516,000 (2,500	(c) )(d) )(e) )(b)	$434,979
Accounts receivable	169,206	(152,301)	$16,905	—		16,905
Oil and natural gas derivatives	80,471	(80,471)	—	—		—
Deferred tax asset	37,996	(37,996)	—	—		—
Other current assets	11,816	(9,969)	1,847	—		1,847

Total current assets	446,286	(416,305)	29,981	423,750		453,731

Proved oil and natural gas properties, net	4,216,512	(2,153,931)	2,062,581	—		2,062,581
Unproved oil and natural gas properties	327,862	(310,109)	17,753	—		17,753
Gas gathering assets and other equipment, net	336,880	(304,140)	32,740	—		32,740
Goodwill	470,077	(273,148)	196,929	—		196,929
Other assets	21,511	(21,043)	468	2,500	(b)	2,968
Oil and natural gas derivatives	12,566	(12,566)	—	—		—

Total assets	$5,831,694	$(3,491,242)	$2,340,452	$426,250		$2,766,702

Liabilities and stockholders'/partners' equity:
Current liabilities:
Oil and natural gas derivatives	28,373	$(28,373)	$—	$—		$—
Asset retirement obligation — current portion	1,617	(1,617)	—	—		—
Cash payment due EXCO Resources, Inc. in connection with contribution of assets	—	516,000	516,000	(516,000	)(e)	—
Other current liabilities	221,808	(197,738)	24,070	—		24,070

Total current liabilities	251,798	288,272	540,070	(516,000)		24,070
Revolving credit facilities	1,524,000	(1,040,000)	484,000	(484,000	)(d)	—
7 1/4% senior notes due 2011, including unamortized premium	456,480	(456,480)	—	—		—
Oil and natural gas derivatives	75,267	(75,267)	—	—		—
Asset retirement obligations	79,938	(23,574)	56,364	—		56,364
Deferred income taxes	301,569	(301,569)	—	—		—
Other liabilities	5,762	(5,762)	—	—		—

Total liabilities	2,694,814	(1,614,380)	1,080,434	(1,000,000)		80,434

7.0% Cumulative Convertible Perpetual Preferred Stock	388,542	388,542	—	—		—
Hybrid Preferred Stock	1,603,571	(1,603,571)	—	—		—
Stockholders'/partners' equity:
Common stockholders' equity	1,144,767	(1,144,767)	—	—		—
General partner's interest	—	25,201	25,201	—		25,201
Limited partners' interest	—	1,234,817	1,234,817	1,426,250	(c)	2,661,067

Total stockholders'/partners' equity	1,144,767	115,251	1,260,018	1,426,250		2,686,268

Total liabilities and stockholders'/partners' equity	$5,831,694	$(3,491,242)	$2,340,452	$426,250		$2,766,702

See accompanying notes to unaudited pro forma condensed combined financial statements.

EXCO PARTNERS, LP

Unaudited pro forma condensed combined statement of operations

For the year ended December 31, 2006

	Historical EXCO Resources, Inc.	Adjustments related to Acquisitions (Note 4)		Pro forma EXCO Resources, Inc.	Retained Properties adjustments (Note 5(h))	Pro forma adjustments (Note 6)		Pro forma, as adjusted
	(in thousands)
Revenues and other income:
Oil and natural gas	$355,780	$823,388	(a)	$1,179,168	$(678,735)	$—		$500,433
Gains (losses) on derivative financial instruments	198,664	23,612	(b)	222,276	(222,276)			—
Other income	5,005	251	(b)	5,256	(3,501)			1,755

Total revenues and other income	559,449	847,251		1,406,700	(904,512)	—		502,188

Costs and expenses:
Oil and natural gas production	68,874	117,620	(a)	186,494	(83,805)	—		102,689
Depreciation, depletion and amortization	135,722	284,508 6,613	(c) (b)	426,843	(426,843)	165,065	(i)	165,065
Accretion of discount on asset retirement obligations	2,014	66 2,026	(b) (d)	4,106	(4,106)	2,607	(j)	2,607
General and administrative	41,206	550 8,704	(b) (e)	50,460	(50,460)	19,200	(k)	19,200
Interest	84,871	7,411 41,155	(b) (f)	133,437	(133,437)	1,625	(l)	1,625
Other (income) expense	(1,593)	1,593	(b)	—	—	—		—

Total cost and expenses	331,094	470,246		801,340	(698,651)	188,497		291,186

Income (loss) before income taxes	228,355	377,005		605,360	(205,861)	(188,497)		211,002
Income tax expense (benefit)	89,401	143,469	(g)	232,870	(232,870)	2,110	(m)	2,110

Income (loss) from continuing operations	$138,954	$233,536		$372,490	$27,009	$(190,607)		$208,892

General partner's interest in net income								$4,178

Limited partners' interest in net income								$204,714

Basic and diluted net income per general partner unit								$1.39

Basic and diluted net income per limited partner unit								$1.39

Weighted average number of general partner units								3,000

Weighted average number of limited partner units								147,000

See accompanying notes to unaudited pro forma condensed combined financial statements.

EXCO PARTNERS, LP

Unaudited pro forma condensed combined statement of operations

For the nine months ended September 30, 2007

	Historical EXCO Resources, Inc.	Adjustments related to Acquisitions (Note 7)		Pro forma EXCO Resources, Inc.	Retained Properties adjustments (Note 8(g))		Pro forma adjustments (Note 9)		Pro forma, as adjusted
	(in thousands)
Revenues and other income:
Oil and natural gas	$589,809	$136,776	(a)	$726,585	$(406,821	)(g)	$—		$319,764
Gains (losses) on derivative financial instruments	80,130	—		80,130	(80,130	)(g)	—		—
Other income	25,192	—		25,192	(24,107	)(g)	—		1,085

Total revenues and other income	695,131	136,776		831,907	(511,058)		—		320,849

Costs and expenses:
Oil and natural gas production	122,356	23,287	(a)	145,643	(64,665	)(g)	—		80,978
Depreciation, depletion and amortization	265,797	59,873	(b)	325,670	(325,670	)(g)	116,896	(h)	116,896
Accretion of discount on asset retirement obligations	3,534	467	(c)	4,001	(4,001	)(g)	2,742	(i)	2,742
General and administrative	46,175	1,203	(d)	47,378	(47,378	)(g)	14,400	(j)	14,400
Interest	146,775	(13,392	)(e)	133,383	(133,383	)(g)	1,219	(k)	1,219
Other (income) expense	—	—		—	—		—		—

Total cost and expenses	584,637	71,438		656,075	(575,097)		135,257		216,235

Income (loss) before income taxes	110,494	65,338		175,832	64,039		(135,257)		104,614
Income tax expense (benefit)	58,843	26,070	(f)	84,913	(84,913	)(h)	1,046	(l)	1,046

Income (loss) from continuing operations	$51,651	$39,268		$90,919	$148,952		$(136,303)		$103,568

General partner's interest in net income									$2,071

Limited partners' interest in net income									$101,496

Basic and diluted net income per general partner unit									$0.69

Basic and diluted net income per limited partner unit									$0.69

Weighted average number of general partner units									3,000

Weighted average number of limited partner units									147,000

See accompanying notes to unaudited pro forma condensed combined financial statements.

EXCO PARTNERS, LP

Notes to unaudited pro forma condensed combined financial statements

1.    General

          EXCO Partners, LP is a Delaware limited partnership formed on September 4, 2007 to acquire certain proved producing and proved undeveloped oil and natural gas properties from EXCO. The Partnership's general partner is EXCO GP Partners, LP, a Delaware limited partnership ("General Partner").

2.    Formation Transactions, structure and Offering

          At the closing of the Offering, EXCO will contribute or sell to the Partnership all of its equity interest in North Coast Energy, LLC ("NCE"), which owns oil and natural gas properties and other assets in Appalachia, and will contribute or sell to the Partnership working interests in the form of wellbore assignments in certain producing wells located in the Mid-Continent, East Texas/North Louisiana and Permian regions in the United States.

          The Partnership plans to consummate an initial public offering of its common units representing a 50% limited partner interest in the Partnership.

3.    Pro forma balance sheet adjustments and assumptions

  (a)
  Pro forma adjustments to reflect the exclusion of Retained Properties and assets and certain liabilities, including $484.0 million of indebtedness to be assumed by the Partnership and a $516.0 million payment obligation to EXCO, as of September 30, 2007. The net book value of EXCO's full cost pool for its oil and natural gas properties and related net assets have been allocated between the Partnership Properties and Retained Properties based on present values of future net cash flows using current engineering analyses. Unproved oil and natural gas properties are limited to those assets in the Appalachian operating area, which have been carried over at their historical cost. The Partnership will utilize the full cost method of accounting for its oil and natural gas properties. As such, the Partnership will periodically perform a full cost pool ceiling limitation test, and may be subject to a ceiling limitation, which could result in a write-down of its oil and natural gas properties. See footnote 11, "Full cost ceiling test." Historical goodwill has been allocated to the Partnership based on the discounted present value of proved reserves of the Partnership Properties and total EXCO properties as of September 30, 2007. The liability for future plugging and abandonment costs attributable to the Partnership Properties will be reflected in the balance after this adjustment as determined in accordance with Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations" as of September 30, 2007.

  (b)
  Pro forma adjustment to reflect estimated bank fees of $2.5 million related to the amendment and restatement of the EXCO Credit Agreement in connection with the assumption of EXCO debt by the Partnership.

  (c)
  Pro forma adjustment to reflect cash proceeds of approximately $1.43 billion from the issuance and sale of 75,000,000 common units by the Partnership at an assumed initial public offering price of $20.00 per unit, net of an underwriting discount of $63.8 million and estimated offering expenses of $10.0 million.

  (d)
  Pro forma adjustment to reflect the use of proceeds to repay $484.0 million of outstanding debt assumed from EXCO.

  (e)
  Pro forma adjustment to reflect cash payment of $516.0 million to EXCO as partial consideration for the contribution of the Partnership Properties to the Partnership.

4.    Acquisitions

          These adjustments reflect pro forma adjustments resulting from the TXOK Acquisition, the Winchester Acquisition, the Vernon Acquisition and the Southern Gas Acquisition ("Acquisitions") during the year ended December 31, 2006 and the nine months ended September 30, 2007. The adjustments give effect to the following acquisitions as if each had occurred on January 1, 2006:

  •
  the EXCO IPO on February 14, 2006;

  •
  The TXOK Acquisition on February 14, 2006 and repayment of related TXOK bank debt;

  •
  the Winchester Acquisition on October 2, 2006;

  •
  incurrence of debt in connection with the Winchester Acquisition and repayment of $150.0 million of EXCO debt in connection with the transfer of certain of EXCO's properties to EPOP;

  •
  EXCO's private placement of $2.0 billion of the 7.0% Preferred Stock and the Hybrid Preferred Stock on March 30, 2007, EPOP's entry into the EPOP Amended Credit Agreement, and repayment of outstanding indebtedness under the EPOP Revolver, the EPOP Term Loan and the EXCO Credit Agreement in connection with the Vernon Acquisition;

  •
  the Vernon Acquisition on March 30, 2007;

  •
  the amendment of the EXCO Credit Agreement on May 2, 2007 in connection with the Southern Gas Acquisition; and

  •
  the Southern Gas Acquisition on May 2, 2007 and the Crimson Sale.

  (a)
  Pro forma adjustments to reflect pre-acquisition oil and natural gas revenues and direct operating expenses for the periods indicated below:

	Oil and natural gas revenues	Direct operating expenses
	(in thousands)
TXOK Acquisition (January 1 — February 13, 2006)	$17,652	$3,179
Winchester Acquisition (January 1 — October 1, 2006)	156,858	32,200
Vernon Acquisition (January 1 — December 31, 2006)	487,102	52,392
Southern Gas Acquisition (January 1 — December 31, 2006)	347,026	58,690
Less — Crimson Sale (January 1, 2006 — December 31, 2006)	(185,250)	(28,841)

Total	$823,388	$117,620

  (b)
  Pro forma adjustments to reflect operations of TXOK for the 44 day period from January 1 to February 13, 2006.

  (c)
  Pro forma entry to adjust depreciation, depletion and amortization for the year ended December 31, 2006 on a consolidated basis as if the Acquisitions, net of the Crimson Sale, had each occurred on January 1, 2006. The following table summarizes key pro forma full cost pool, proved reserves and production information used in the computation of the pro forma adjustment:

(in thousands, except depletion rate)
EXCO full cost depletion base as of December 31, 2006	$3,360,976
Additions for Vernon and Southern Gas Acquisitions	2,167,988

Pro forma full cost depletion base for 2006	5,528,964

Pro forma reserves as of January 1, 2006 (Mcfe)	2,147,098
Pro forma depletion rate	$2.5751

EXCO historical 2006 production (Mcfe)	49,619
Pro forma production for 2006 attributable to the Acquisitions (Mcfe)	111,991

Pro forma production for year ended December 31, 2006 (Mcfe)	161,610
Pro forma depletion rate per Mcfe	$2.5751

Calculated pro forma amortization	$416,163
Pro forma depreciation of gas gathering systems for pre-acquisition periods.	10,680

Total pro forma depreciation, depletion and amortization	426,843
Less amounts previously recorded:
EXCO	(135,722)
TXOK	(6,613)

Pro forma adjustment of depreciation, depletion and amortization	$284,508

  (d)
  Reflects pro forma adjustment for accretion of discount on asset retirement obligations with respect to the Acquisitions for the year ended December 31, 2006.

  (e)
  Pro forma adjustment to reflect incremental general and administrative expenses attributable to the Acquisitions as if they had each occurred on January 1, 2006.

  The pro forma incremental general and administrative expenses attributable to the Winchester Acquisition for the year ended December 31, 2006 are based on historical amounts actually incurred for such period in connection with the operations of its oil and natural gas field operations and general and administrative costs specifically identifiable with such operations.

  The pro forma incremental general and administrative expenses attributable to the Vernon Acquisition and the Southern Gas Acquisition are based on incremental personnel additions directly attributable to the operational activities of the acquired properties and estimated costs for additional office facilities and related costs required to support such operations. The incremental expenses also include additional executive and administrative personnel specifically attributable to EXCO's operation of the properties from the Acquisitions. Such pro forma amounts are not necessarily indicative of the total incremental general and administrative expenses that might be incurred in connection with the Acquisitions going forward.

  (f)
  Pro forma adjustments to interest expense to reflect various acquisition financings, debt refinancings and repayment of amounts outstanding under various credit agreements by EXCO and its consolidated subsidiaries as summarized in the following table:

	Amount	Average rate
	(in thousands)
Interest reduction on the Interim Bank Loan and assumed TXOK debt paid with EXCO IPO proceeds	$(8,732)
Interest expense on EPOP Term Loan	55,807	11.32%
Interest expense on EPOP Revolver	34,918	7.07%
Amortization of deferred financing costs on EPOP Term Loan and EPOP Revolver	3,130
Interest reduction related to $150.0 million debt payment on EXCO Credit Agreement	(7,312)
Pro forma interest expense for the 2006 year resulting in borrowings under the EPOP Amended Credit Agreement dated March 30, 2007 in connection with the Vernon Acquisition.	75,791	6.82%
Amortization of aggregate commitment fees and related EPOP deferred financing costs of $15.2 million	3,092
Reduction in interest expense resulting from repayment of $339.0 million of the EXCO Credit Agreement utilizing proceeds from the preferred stock issuance	(15,296)
Pro forma reduction in interest expense under previous EPOP debt agreements, including $55.8 million under the EPOP Term Loan, $34.9 million under the EPOP Revolver, $3.1 million of related deferred financing costs and $31.6 million of actual interest expense incurred during the period from October 2, 2006 to December 31, 2006	(125,480)
Pro forma adjustment to interest expense to reflect interest on net borrowings of $339.0 million incurred by EXCO in connection with the Southern Gas Acquisition and subsequent Crimson Sale. The pro forma interest expense adjustment is comprised of interest and unused commitment fees totaling $23.7 million and amortization of deferred debt offering costs of $1.6 million	25,237	7.45%

Net pro forma adjustment to interest expense	$41,155

  (g)
  To adjust provision for taxes to an effective rate of 38.5%.

5.    Pro forma Partnership closing and related transactions

  (h)
  Pro forma adjustment to reflect the exclusion of operations attributable to the Retained Properties.

6.    Pro forma adjustments

  (i)
  Adjustment to reflect pro forma depreciation, depletion and amortization for the Partnership Properties based on pro forma production as if the Partnership Properties had been contributed on January 1, 2006 as follows (in thousands, except depletion rate):

Allocation of full cost pool to Partnership Properties (1)	$1,997,806
Estimated future development costs	327,930
Estimated future plugging and abandonment costs	24,539
Estimated future salvage credits	(91,807)

Depletion base for full cost pool	$2,258,468
Pro forma Partnership proved reserves at January 1, 2007 (Mcfe)	925,409

Depletion rate per Mcfe	$2.4405

Pro forma Partnership production for the year ended December 31, 2006 (Mcfe)	66,407
Full cost pool depletion rate per Mcfe	$2.4405

Pro forma depletion	$162,065
Estimated other depreciation and amortization	3,000

Pro forma depreciation, depletion and amortization	$165,065

    (1)
    EXCO's historical cost attributable to proved properties has been allocated to the Partnership Properties based on the relative estimated present values of discounted future net revenues before consideration of income taxes.

  (j)
  Pro forma adjustment to reflect accretion of discount on asset retirement obligations attributable to the Partnership Properties for the year ended December 31, 2006.

  (k)
  Pro forma adjustment to reflect the estimated general and administrative expenses attributable to the operations of the Partnership for the year ended December 31, 2006 based on terms of the master operating agreement between EXCO and the Partnership and the administrative services agreement between EXCO and the Partnership, net of overhead recoveries to the Partnership, at a rate of $19.2 million per year. The annual rate for general and administrative expenses is based on existing support staff and their expected time-based allocation to the Partnership Properties. Pro forma general and administrative expenses exclude an estimated $2.0 million of incremental expenses the Partnership expects to incur as a result of being a publicly traded partnership.

  (l)
  Pro forma adjustment to reflect costs associated with the Partnership's assumption of the EXCO Credit Agreement:

Amount
(in thousands)
Amortization of deferred debt offering costs of $2.5 million over a 5-year period	$500
Unused line commitment fees at 37.5 basis points on a $300.0 million borrowing base	1,125

Total	$1,625

  (m)
  To adjust pro forma state income tax expenses on the Partnership Properties to an effective rate of 1.0%.

7.    Acquisition transactions

          The following pro forma adjustments reflect the following significant transactions consummated by EXCO during the nine months ended September 30, 2007 as if each had occurred on January 1, 2006.

  •
  EXCO's private placement of $2.0 billion of the 7.0% Preferred Stock and the Hybrid Preferred Stock on March 30, 2007, refinancing of debt incurred in connection with the Winchester acquisition and EPOP's entry into the EPOP Amended Credit Agreement;

  •
  the Vernon Acquisition on March 30, 2007;

  •
  the amendment of the EXCO Credit Agreement on May 2, 2007; and

  •
  the Southern Gas Acquisition on May 2, 2007 and the subsequent Crimson Sale.

  (a)
  Pro forma adjustments to oil and natural gas revenues and direct operating expenses to reflect the historical revenues and direct operating expenses attributable to the following acquisitions for the nine months ended September 30, 2007 for periods prior to the acquisition date of the respective acquisition:

	Oil and natural gas revenues	Direct operating expenses
	(in thousands)
Vernon Acquisition (January 1 — March 29, 2007)	$97,325	$16,055
Southern Gas Acquisition (January 1 — May 1, 2007)	83,387	13,788
Less Crimson Sale (January 1 — May 1, 2007)	(43,936)	(6,556)

Total	$136,776	$23,287

  (b)
  Pro forma entry to adjust depreciation, depletion and amortization for the nine months ended September 30, 2007 on a consolidated basis as if the Vernon and the Southern Gas Acquisitions, net of the Crimson Sale, had each occurred on January 1, 2006. The following table summarizes the computation of the pro forma adjustment:

(in thousands, except depletion rate)
EXCO full cost pool as of September 30, 2007	$5,486,628

Pro forma reserves as of January 1, 2007 (Mcfe)	1,886,066
Pro forma depletion rate	$2.9090
EXCO historical production — nine months ended September 30, 2007 (Mcfe)	86,648
Pre acquisition production for nine months ended September 30, 2007 attributable to 2007 acquisitions	20,622

Pro forma production for the nine months ended September 30, 2007	107,270
Pro forma depletion rate per Mcfe	$2.9090

Calculated pro forma amortization	$312,048
Pro forma depreciation of gas gathering system — pre acquisition period	1,194

Total pro forma depreciation, depletion and amortization	$313,242
Less amounts previously recorded for nine months ended September 30, 2007	(253,369)

Pro forma adjustment of depreciation, depletion and amortization	$59,873

  (c)
  Reflects pro forma adjustments for accretion of discount on estimated asset retirement obligations with respect to the Vernon Acquisition and the Southern Gas Acquisition, net of the Crimson Sale, for the nine months ended September 30, 2007 as if such acquisitions and the related Crimson Sale had occurred on January 1, 2006.

  (d)
  Pro forma adjustment to reflect incremental general and administrative expenses attributable to the operations of the Vernon Acquisition and the Southern Gas Acquisition as if these acquisitions had each occurred on January 1, 2006. The pro forma incremental general and administrative expenses attributable to the Vernon Acquisition and the Southern Gas Acquisition are based on incremental personnel additions directly attributable to the operational activities of the acquired properties and estimated costs for additional office facilities and related costs required to support such operations. The incremental expenses also include additional executive and administrative personnel specifically attributable to EXCO's operation of the properties from the Acquisitions. The pro forma amounts are not necessarily indicative of the actual total incremental general and administrative expenses that may be incurred in connection with the operations of these assets in the future.

  (e)
  Pro forma adjustments to interest expense to reflect the financing transactions related to the Vernon Acquisition and the Southern Gas Acquisition, net of the Crimson Sale, refinancing of existing credit agreements and repayment of certain amounts outstanding under various credit agreements by EXCO using proceeds from the issuance and sale of preferred stock, as summarized in the following table:

(in thousands)
Interest expense reduction associated with EPOP Term Loan, EPOP Revolver and amortization of deferred financing costs	$(32,075)
Interest expense reduction associated with 2.0% redemption premium on EPOP Term Loan	(13,000)
Savings resulting from write-off of issuance discount on EPOP Term Loan and write-off of deferred financing costs	(11,046)
Pro forma interest expense and amortization of deferred financing costs on EPOP's Amended Credit Agreement	39,120
Pro forma interest expense and amortization of deferred financing costs in connection with borrowings of $339.0 million related to the Southern Gas Acquisition	8,413
Interest expense reduction on EXCO Credit Agreement paid down with proceeds from preferred stock sale	(4,804)

Net pro forma interest expense reduction for EXCO	$(13,392)

  (f)
  Pro forma adjustment to record provision for income taxes at an effective rate of 39.9%.

8.    Pro forma Partnership closing and related transactions

          The following adjustments have been made to the pro forma combined statement of operations for the nine months ended September 30, 2007 to reflect consummation of the transactions contemplated by the Offering and to reflect other adjustments which would be attributable to the operations of the Partnership as a publicly traded partnership.

  (g)
  Pro forma adjustment to reflect the exclusion of operations attributable to the Retained Properties.

9.    Partnership pro forma adjustments

          Pro forma depreciation, depletion and amortization and accretion of discount on asset retirement obligations for the Partnership Properties are separately calculated below based on allocated cost of the Partnership Properties and pro forma Partnership production.

  (h)
  Pro forma adjustment to reflect pro forma amortization of the Partnership's full cost amortization pool based on pro forma production from the Partnership Properties as if the

    Partnership Properties had been contributed to the Partnership on January 1, 2006 as follows (in thousands, except depletion rate):

Calculation of Partnership pro forma full cost depletion:
Allocation of proved properties cost to Partnership Properties	$2,062,581
Estimated future development costs	379,238
Estimated future plugging and abandonment costs	24,134
Estimated future salvage credits	(83,328)

Depletion base for full cost pool	$2,382,625

Pro forma Partnership proved reserves at January 1, 2007 (Mcfe)	915,789

Depletion rate per Mcfe	$2.6017

Pro forma Partnership production for the nine months ended September 30, 2007 (Mcfe)	44,066
Full cost pool depletion rate per Mcfe	$2.6017

Pro forma depletion for Partnership proved properties	$114,646
Estimated other depreciation and amortization	2,250

Pro forma depreciation, depletion and amortization	$116,896

  (i)
  Pro forma adjustment to reflect accretion of discount on asset retirement obligations attributable to the Partnership Properties for the nine months ended September 30, 2007.

  (j)
  Pro forma adjustment to reflect the estimated general and administrative expenses attributable to the operations of the Partnership for the nine months ended September 30, 2007 based on terms of the master operating agreement between EXCO and the Partnership and the administrative services agreement between EXCO and the Partnership, net of overhead recoveries to the Partnership, at a rate of $1.6 million per month, or $14.4 million per nine months. The annual rate for general and administrative expenses is based on existing support staff and their expected time-based allocation to the Partnership Properties. Pro forma general and administrative expenses exclude $2.0 million of incremental expenses that the Partnership expects to incur as a result of being a publicly traded partnership.

  (k)
  Pro forma adjustment to reflect amortization of deferred financing costs and unused credit line commitment fees associated with the EXCO Partners' proposed $1.0 billion credit facility as follows:

Amount
(in thousands)
Amortization of deferred financing costs of $2.5 million over a 5 year period	$375
Unused line commitment fees at 37.5 basis points on assumed $300.0 million committed borrowing base	844

Total	$1,219

  (l)
  To record pro forma state income taxes on the Partnership Properties to an effective rate of 1.0%.

10.    Derivative financial instruments

          The following table sets forth the oil and natural gas derivative financial instruments that will be contributed to the Partnership as of September 30, 2007. The fair values of the derivative financial instruments are estimated using forward curve futures prices from independent market sources and represent amounts we would expect to receive or pay to terminate the contracts as of September 30, 2007:

	Volume Bbls/Mmbtus	Weighted average strike price per Bbl/Mmbtu	Fair value at September 30, 2007
	(in thousands, except prices)
Oil:
Swaps:
2008	686	$59.82	$(10,952)
2009	485	60.16	(5,953)

Total Oil	1,171		(16,905)

Natural Gas:
Swaps:
2008	40,697	8.31	(13,936)
2009	29,659	7.87	(11,005)
2010	4,563	8.01	(328)

Total Natural Gas	74,919		2,603

Total Oil and Natural Gas			$(14,302)

          At September 30, 2007, the average forward NYMEX oil prices per Bbl for calendar 2007 and 2008 were $80.26 and $76.41, respectively, and the average forward NYMEX natural gas prices per Mmbtu for calendar 2007 and 2008 were $7.00 and $7.95, respectively.

          The effects of these derivatives are not reflected in the computation of future cash flows in Note 12 nor have the impacts of derivative financial instruments been reflected in the accompanying pro forma balance sheet as of September 30, 2007 or the accompanying pro forma statements of operations for the year ended December 31, 2006 and nine months ended September 30, 2007. EXCO does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative's fair value as a component of earnings. Because the derivative financial instruments to be contributed to the Partnership have been previously commingled with the Retained Properties, the historical information associated with these derivative financial instruments is not readily available. Accordingly, we have omitted the effects of derivative financial instruments from our pro forma results of operations.

11.    Full cost ceiling test

          At the end of each quarterly period, the unamortized costs of proved oil and natural gas properties are limited to the sum of the estimated future net cash flows from proved properties, using current period-end prices discounted at 10% (the ceiling test). As of September 30, 2007, pursuant to Rule 4-10(c)(4)(i)(A) of Regulation S-X, EXCO was required to compute its ceiling test using the September 30, 2007 spot prices for oil and natural gas. The computation, which included certain recent acquisitions of oil and natural gas properties, many of which are included in the Partnership Properties, resulted in the carrying costs of EXCO's unamortized proved oil and natural gas properties, net of deferred taxes, exceeding the September 30, 2007 present value of future net revenues by approximately $541.1 million.

          The purchase price for these acquisitions was based on models which incorporate, among other things, market prices based on NYMEX futures. The ceiling test requires companies using the full cost accounting method, such as the Partnership, to value proved reserves at period end at the period-end spot price, which may not be indicative of actual market values. Given the significance of these recent acquisitions and the short passage of time between closing of these acquisitions and the required ceiling test computation, EXCO requested, and received, an exemption from the SEC to exclude them from the full cost ceiling tests for a period of twelve months following their corresponding acquisition dates. As a result of this temporary exemption, EXCO was not required to recognize a ceiling test impairment for the quarter ended September 30, 2007.

          The accompanying unaudited condensed combined pro forma balance sheet as of September 30, 2007 for the Partnership assumes that the temporary exemption for the recent acquisitions granted to EXCO by the SEC carries over to the Partnership Properties for purposes of establishing the opening balance sheet, because this opening value is based on historical cost. In addition to the Partnership's exposure to the possibility of a ceiling test write-down due to a non-temporary decrease in prices for oil and natural gas, to the extent a pro rata benefit from the temporary exemption does not carry over to the Partnership Properties, a non-cash write-down to the opening balance of the proved properties contributed to the Partnership may be required.

          The calculation of the ceiling test is based upon estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

12.    Pro forma unaudited estimated proved oil and natural gas reserves

          The Partnership's estimated proved oil and natural gas reserves are all located within the United States. There are many uncertainties inherent in estimating quantities of oil and natural gas reserves and in projecting future production rates and timing of development expenditures. The process of estimating oil and natural gas reserves is complex, requiring decisions and assumptions in the evaluation of available geological, engineering and economic data with respect to each reservoir. Accordingly, these estimates are expected to change as further information becomes available. Material revisions of reserve quantities may occur in the future, development and production of the oil and natural gas reserves may not occur in the periods assumed, and actual prices realized and production costs incurred may vary significantly from those used in these estimates. Proved reserves represent estimated quantities of oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. Estimated proved developed reserves are estimated proved reserves expected to be recovered through wells and equipment in place and under operating methods in use at the time the estimates were made. The estimates of pro forma proved reserves as of December 31, 2005 and December 31, 2006 under the heading "Total EXCO (Predecessor)" and for the Partnership as of September 30, 2007 under the heading "Partnership Properties" have been prepared or reviewed by the independent reservoir engineering firm Lee Keeling and Associates, Inc.

          The following table sets forth pro forma estimated proved reserves for the Partnership as of December 31, 2006 and September 30, 2007 and changes in total proved reserves for the year and nine month period then ended:

	Total EXCO (Predecessor)			Pro forma acquisitions(2)			EXCO Pro forma
	Natural gas (Mmcf)	Oil (Mbbls)	Total (Mmcfe)(1)	Natural gas (Mmcf)	Oil (Mbbls)	Total (Mmcfe)(1)	Natural gas (Mmcf)	Oil (Mbbls)	Total (Mmcfe)(1)
Pro forma proved reserves — December 31, 2005	401,030	6,822	441,962	—	—	—	401,030	6,822	441,962

Purchases of reserves in place	723,427	8,775	776,077	823,644	8,094	872,208	1,547,071	16,869	1,648,285
Revisions of previous estimates	(33,467)	(487)	(36,389)	—	—	—	(33,467)	(487)	(36,389)
Production	(44,123)	(916)	(49,619)	(105,655)	(1,056)	(111,991)	(149,778)	(1,972)	(161,610)
Extensions and discoveries	80,832	2,018	92,940	—	—	—	80,832	2,018	92,940
Sales of reserves in place	(1,097)	(57)	(1,439)	—	—	—	(1,097)	(57)	(1,439)

Pro forma proved reserves — December 31, 2006	1,126,602	16,155	1,223,532	717,989	7,038	760,217	1,844,591	23,193	1,983,749

Pro forma proved developed reserves — December 31, 2006	665,263	11,290	733,003	622,770	5,799	657,564	1,288,033	17,089	1,390,567

	Retained Properties(3)			Partnership Properties
	Natural gas (Mmcf)	Oil (Mbbls)	Total (Mmcfe)(1)	Natural gas (Mmcf)	Oil (Mbbls)	Total (Mmcfe)(1)
Pro forma proved reserves — December 31, 2005	(73,240)	(4,287)	(98,962)	327,790	2,535	343,000

Purchases of reserves in place	(952,480)	(5,768)	(987,088)	594,591	11,101	661,197
Revisions of previous estimates	17,791	287	19,513	(15,676)	(200)	(16,876)
Production	91,621	597	95,203	(58,157)	(1,375)	(66,407)
Extensions and discoveries	(59,529)	(1,861)	(70,695)	21,303	157	22,245
Sales of reserves in place	1,097	57	1,439	—	—	—

Pro forma proved reserves — December 31, 2006	(974,740)	(10,975)	(1,040,590)	869,851	12,218	943,159

Revisions of previous estimates				(60,142)	(115)	(60,832)
Production				(38,552)	(919)	(44,066)
Extensions and discoveries				32,628	120	33,348

Pro forma proved reserves — September 30, 2007				803,785	11,304	871,609

Pro forma proved developed reserves — September 30, 2007				628,751	10,911	694,217

Pro forma proved developed reserves — December 31, 2006	(591,577)	(5,236)	(622,993)	696,456	11,853	767,574

(1)
Mcfe — one thousand cubic feet equivalent calculated by converting one Bbl of oil to six Mcf of natural gas.

(2)
Reflects oil and natural gas reserves related to the March 30, 2007 Vernon Acquisition (all of which is excluded from the Partnership Properties) and the May 2, 2007 acquisition of Southern Gas Acquisition, net of the Crimson Sale, most of which will be included in the Partnership Properties.

(3)
Reflects exclusion of EXCO oil and natural gas reserves that are not being contributed to the Partnership.

13.    Pro forma standardized measure of discounted future net cash flows related to proved oil and natural gas reserves

          The following tables present pro forma standardized measure of discounted future net cash flows from proved reserves and changes in such discounted future net cash flows for the year ended December 31, 2006 and the nine months ended September 30, 2007 in accordance with Statement of Financial Standard No. 69, "Disclosures About Oil and Gas Producing Activities." The pro forma standardized measure data should not be construed as representative of fair market value of the Partnership's estimated proved oil and natural gas reserves.

          The following assumptions have been made in connection with the standardized measure information:

  •
  Estimated future cash inflows are based on year end spot oil and natural gas prices. Future price increases were included only to the extent provided under existing contractual arrangements. The impact of derivative financial instruments related to future production has not been reflected in the future pricing.

  •
  Estimated future production, development and abandonment costs were computed using year-end costs and assuming no change from present economic conditions, other than as required for estimated future abandonment costs under generally accepted accounting principles.

  •
  No future federal income taxes have been computed for the estimated future net revenues attributable to the Partnership as the Partnership is not a taxable entity. Certain state income taxes have been recognized.

          The pro forma standardized measure of discounted future net cash flows as of December 31, 2006 and September 30, 2007 attributable to total proved reserves of the Partnership are presented below:

		Pro Forma Adjustments		Pro Forma Partnership Properties
	EXCO Resources, Inc.	Post-2006 Acquisitions(1)	Retained Properties(2)	December 31, 2006	September 30, 2007
	(in thousands)
Estimated future cash inflows	$7,173,640	$4,698,130	$(6,230,587)	$5,641,183	$5,946,308
Future production, development and abandonment costs	3,397,690	1,888,088	(3,000,783)	2,284,995	2,230,473

Future net cash flows before income taxes	3,775,950	2,810,042	(3,229,804)	3,356,188	3,715,835
Future income taxes	721,154	526,160	(1,213,180)	34,134	37,762

Future net cash flows	3,054,796	2,283,882	(2,016,624)	3,322,054	3,678,073
Discount of future net cash flows at 10%	1,743,021	956,704	(797,309)	1,902,416	2,129,703

Standardized measure of discounted future net cash flows	$1,311,775	$1,327,178	$(1,219,315)	$1,419,638	$1,548,370

(1)
Pro forma adjustments to reflect estimated future cash flows relate to proved oil and natural gas properties acquired by EXCO subsequent to December 31, 2006.

(2)
Pro forma adjustments to exclude the estimated future net revenues, costs and related taxes attributable to the proved oil and natural gas properties to be retained by EXCO and not included in Partnership Properties contributed to the Partnership as part of the MLP Transactions.

          As of December 31, 2006 and September 30, 2007, as required by the SEC, the prices for oil and natural gas used in the determination of reserves and in the calculations of future net revenues in the standardized measure calculations are based on period end spot prices, adjusted as appropriate for historical differentials. The pro forma spot prices for the Partnership Properties at December 31, 2006 and September 30, 2007 were $60.82 and $81.61, respectively, per Bbl of oil and $5.64 and $6.38, respectively, per Mmbtu for natural gas.

          The following are the principal sources of change in the pro forma standardized measure of future net revenues attributable to the Partnership Properties for the year ended December 31, 2006 and the nine months ended September 30, 2007:

	Pro forma Partnership
	December 31, 2006	September 30, 2007
	(in thousands)
Pro forma standardized measure at beginning of period	$1,019,958	$1,419,638
Sales and transfers of oil and natural gas produced (net of production costs)	(397,744)	(239,264)
Net change in prices and production costs	(465,697)	283,052
Extensions and discoveries, net of future development and production costs	22,523	37,172
Development costs incurred during the period	84,367	64,122
Changes in estimated future development costs	(216,823)	(28,003)
Revisions of previous quantity estimates	(17,374)	(109,117)
Sales of reserves in place	—	—
Purchase of reserves in place	1,238,043	—
Accretion of discount before income taxes	137,696	108,442
Other	18,860	13,842
Net change in income taxes	(4,171)	(1,514)

Pro forma change for the period ended	399,680	128,732

Pro forma standardized measure at end of period	$1,419,638	$1,548,370

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
EXCO Resources, Inc.:

          We have audited the accompanying consolidated balance sheet of EXCO Resources, Inc. and subsidiaries (the Company) as of December 31, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EXCO Resources, Inc. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Dallas, Texas March 16, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of EXCO Resources, Inc.:

          In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of EXCO Resources, Inc. and its subsidiaries (Successor Company) at December 31, 2005, and the results of their operations and their cash flows for period from October 3, 2005 to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          As discussed in Note 1 to the consolidated financial statements, all financial information presented reflects the consolidated financial position and results of operations of EXCO Resources, Inc. and its former parent, EXCO Holdings Inc. in order to account for transactions between entities under common control as required by Statement of Financial Accounting Standards No. 141, "Business Combinations".

/s/ PRICEWATERHOUSECOOPERS LLP Dallas, Texas May 15, 2006, except for Note 21, as to which the date is March 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EXCO Resources, Inc.:

          In our opinion, the accompanying consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flow of EXCO Resources, Inc. and its subsidiaries (Predecessor Company) for the period from January 1, 2005 to October 2, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          As discussed in Note 1 to the consolidated financial statements, all financial information presented reflects the consolidated financial position and results of operations of EXCO Resources, Inc. and its former parent, EXCO Holdings Inc. in order to account for transactions between entities under common control as required by Statement of Financial Accounting Standards No. 141, "Business Combinations".

/s/ PRICEWATERHOUSECOOPERS LLP Dallas, Texas May 15, 2006, except for Note 21, as to which the date is March 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EXCO Resources, Inc.:

          In our opinion, the accompanying consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flow of EXCO Resources, Inc. and its subsidiaries (Predecessor Company) for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP Dallas, Texas March 31, 2006, except for Note 21, as to which the date is March 15, 2007

EXCO Resources, Inc.

Consolidated balance sheets

	December 31,
	2005	2006
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$226,953	$22,822
Accounts receivable:
Oil and natural gas sales	36,895	84,078
Joint interest	1,081	14,902
Canadian income taxes receivable	18,483	—
Interest and other	12,189	12,199
Related party	2,621	—
Deferred income taxes	29,968	—
Deferred costs of initial public offering	3,380	—
Oil and natural gas derivatives	—	91,614
Other	10,955	11,095

Total current assets	342,525	236,710

Investment in TXOK Acquisition, Inc.	20,837	—
Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	53,121	297,919
Proved developed and undeveloped oil and natural gas properties	873,595	2,492,863
Accumulated depreciation, depletion and amortization	(13,281)	(142,591)

Oil and natural gas properties, net	913,435	2,648,191

Gas gathering assets	27,028	203,537
Accumulated depreciation, depletion and amortization	(333)	(4,181)

Gas gathering assets, net	26,695	199,356

Office and field equipment, net	6,576	14,805
Advance on Vernon Assets	—	80,000
Oil and natural gas derivatives	—	41,469
Deferred financing costs, net	—	15,929
Goodwill	220,006	470,077
Other assets	419	520

Total assets	$1,530,493	$3,707,057

See accompanying notes.

	December 31,
	2005	2006
	(in thousands, except per share data)
Liabilities and shareholders' equity
Current liabilities:
Interim bank loan	$350,000	$—
Accounts payable and accrued liabilities	25,182	54,402
Accrued interest payable	23,779	36,000
Revenues and royalties payable	11,266	53,994
Income taxes payable	901	89
Deferred income taxes payable	—	32,639
Current portion of asset retirement obligations	1,408	1,579
Current portion of long-term debt	—	6,500
Oil and natural gas derivatives	53,189	5,721

Total current liabilities	465,725	190,924

Long-term debt, net of current portion	461,802	2,081,653
Asset retirement obligations and other long-term liabilities	15,766	57,570
Deferred income taxes	134,912	166,136
Oil and natural gas derivatives	81,406	30,924
Commitments and contingencies	—	—
Shareholders' equity:
Preferred stock, $.001 par value; Authorized shares — 10,000; none issued	—	—
Common stock, $.001 par value; Authorized shares — 250,000;
Issued and outstanding shares — 50,000 at December 31, 2005 and 104,162 at December 31, 2006	50	104
Additional paid-in capital	354,482	1,024,442
Retained earnings	16,350	155,304

Total shareholders' equity	370,882	1,179,850

Total liabilities and shareholders' equity	$1,530,493	$3,707,057

See accompanying notes.

EXCO Resources, Inc.

Consolidated statements of operations

	Predecessor		Successor
	Year ended December 31, 2004	For the 275 day period from January 1, 2005 to October 2, 2005	For the 90 day period from October 3, 2005 to December 31, 2005	Year ended December 31, 2006
	(in thousands, except per share data)
Revenues and other income:
Oil and natural gas	$141,993	$132,821	$70,061	$355,780
Gains (losses) on derivative financial instruments	(50,343)	(177,253)	(256)	198,664
Other income	1,184	7,096	2,374	5,005

Total revenues and other income	92,834	(37,336)	72,179	559,449

Cost and expenses:
Oil and natural gas production	28,256	22,157	8,949	68,874
Depreciation, depletion and amortization	28,519	24,687	14,071	135,722
Accretion of discount on asset retirement obligations	800	617	226	2,014
General and administrative (includes $44.1 million, $2.2 million, and $6.5 million of non-cash compensation expense for the period from January 1, 2005 to October 2, 2005, the period from October 3, 2005 to December 31, 2005, and the year ended December 31, 2006, respectively)	15,466	89,442	6,375	41,206
Interest	34,570	26,675	19,414	84,871

Total cost and expenses	107,611	163,578	49,035	332,687
Equity in net income of TXOK Acquisition, Inc.	—	—	837	1,593

Income (loss) before income taxes	(14,777)	(200,914)	23,981	228,355
Income tax expense (benefit)	5,126	(63,698)	7,631	89,401

Income (loss) before discontinued operations	(19,903)	(137,216)	16,350	138,954

Discontinued operations:
Income (loss) from operations	36,274	(4,403)	—	—
Gain on disposition of Addison Energy Inc.	—	175,717	—	—
Income tax expense (benefit)	10,358	49,282	—	—

Income from discontinued operations	25,916	122,032	—	—

Net income (loss)	$6,013	$(15,184)	$16,350	$138,954

Earnings per share:
Basic
Net income (loss) from continuing operations	$(0.17)	$(1.18)	$0.35	$1.44

Net income (loss)	$0.05	$(0.13)	$0.35	$1.44

Weighted average common shares outstanding	115,947	116,504	47,222	96,727

Diluted
Net income (loss) from continuing operations	$(0.17)	$(1.18)	$0.35	$1.41

Net income (loss)	$0.05	$(0.13)	$0.35	$1.41

Weighted average common and common equivalent shares outstanding	115,947	116,504	47,222	98,453

See accompanying notes.

EXCO Resources, Inc.

Consolidated statements of cash flows

	Predecessor		Successor
	Year ended December 31, 2004	For the 275 day period from January 1, 2005 to October 2, 2005	For the 90 day period from October 3, 2005 to December 31, 2005	Year ended December 31, 2006
	(in thousands)
Operating Activities:
Net income (loss)	$6,013	$(15,184)	$16,350	$138,954
Income from discontinued operations	(25,916)	(122,032)	—	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in net income of TXOK Acquisition, Inc.	—	—	(837)	(1,593)
Gain on sale of other assets	—	(373)	—	(89)
Depreciation, depletion and amortization	28,519	24,687	14,071	135,722
Stock option compensation expense	—	44,092	2,207	6,532
Accretion of discount on asset retirement obligations	800	617	226	2,014
Non-cash change in fair value of derivatives	24,260	114,410	(21,954)	(169,241)
Deferred income taxes	3,681	(59,467)	15,964	89,401
Amortization of deferred financing costs, premium on 7 1/4% senior notes due 2011 and discount on long-term debt	3,859	1,320	2,381	4,733
Proceeds from sale of Enron claim	4,750	—	—	—
(Gains) losses from sales of marketable securities	(14)	3	—	—
Changes in working capital, net of acquisition effects:
Accounts receivable	(2,487)	(24,512)	(2,533)	24,038
Other current assets	(1,307)	(369)	1,094	(3,727)
Accounts payable and other current liabilities	21,599	25,458	(18,792)	915
Net cash provided by (used in) operating activities of discontinued operations	54,771	(69,772)	—	—

Net cash provided by (used in) operating activities	118,528	(81,122)	8,177	227,659

Investing Activities:
Investment in TXOK Acquisition, Inc.	—	—	(20,000)	—
Acquisition of North Coast Energy, Inc., less cash acquired	(215,133)	—	—	—
Additions to oil and natural gas properties, gathering systems and equipment	(139,521)	(151,144)	(13,207)	(434,166)
Proceeds from disposition of property and equipment	51,865	46,010	(393)	5,824
Payment to TXOK Acquisition, Inc. for preferred stock redemptions	—	—	—	(158,750)
Cash acquired in acquisition of TXOK Acquisition, Inc.	—	—	—	32,261
Acquisition of Power Gas Marketing & Transmission, Inc., net of cash acquired	—	—	—	(61,776)
Acquisition of Winchester Energy Company, Ltd., net of cash acquired	—	—	—	(1,094,910)
Advance payment on Vernon Assets	—	—	—	(80,000)
Proceeds from sale of Addison Energy Inc., net of cash sold of $1,415	—	443,397	—	—
Advances/investments with affiliates	—	—	20,000	—
Proceeds from sales of marketable securities	1,296	59	—	—
Net cash used in investing activities of discontinued operations	(79,983)	(442)	—	—
Other investing activities	—	—	263	—

Net cash provided by (used in) investing activities	(381,476)	337,880	(13,337)	(1,791,517)

Financing Activities:
Proceeds from long-term debt	546,350	41,300	9,999	1,884,250
Payments on interim bank loan	—	—	—	(350,000)
Payments on long-term debt	(158,070)	(148,247)	(15,279)	(776,849)
Proceeds from issuance of common stock, net of underwriters' commissions and initial public offering costs	—	—	—	657,381
Principal and interest on notes receivable-employees	256	311	1,262	—
Settlement of derivative financial instruments on Power Gas Marketing & Transmission, Inc. acquisition	—	—	—	(38,098)
Deferred financing costs and other	(13,431)	—	—	(16,957)
Net cash provided by (used in) financing activities of discontinued operations	(91,397)	59,601	—	—

Net cash provided by (used in) financing activities	283,708	(47,035)	(4,018)	1,359,727

Net increase (decrease) in cash	20,760	209,723	(9,178)	(204,131)
Effect of exchange rates on cash and cash equivalents	(1,685)	—	—	—
Cash at beginning of period	7,333	26,408	236,131	226,953

Cash at end of period including cash of discontinued operations	26,408	236,131	226,953	22,822
Cash of discontinued operations at end of period	10,401	—	—	—

Cash at end of period	$16,007	$236,131	$226,953	$22,822

Supplemental Cash Flow Information:
Interest paid	$17,102	$33,099	$124	$65,378

Income taxes paid	$—	$38,213	$15,500	$—

Value of shares issued in connection with redemption of TXOK Acquisition, Inc. preferred stock	$—	$—	$—	$4,667

Long-term debt assumed in TXOK Acquisition, Inc. acquisition	$—	$—	$—	$508,750

Long-term debt assumed in Power Gas Marketing & Transmission, Inc. acquisition	$—	$—	$—	$13,096

Supplemental non-cash investing:
Capitalized stock compensation	$—	$—	$1,034	$1,401

See accompanying notes.

EXCO Resources, Inc.

Consolidated statements of changes in shareholders' equity

	Common Stock			Notes receivable — officers and employees		Accumulated other comprehensive income (loss)
			Additional paid-in capital		Retained earnings (deficit)		Total shareholders' equity
	Shares	Amount
	(in thousands)
Predecessor:
Balance, December 31, 2003	127,873	$128	$173,804	$(1,829)	$4,146	$7,646	$183,895
Principal and interest payable	—	—	—	256	—	—	256
Foreign currency translation adjustments	—	—	—	—	—	13,704	13,704
Equity investments	—	—	—	—	—	17	17
Net income	—	—	—	—	6,013	—	6,013

Balance, December 31, 2004	127,873	128	173,804	(1,573)	10,159	21,367	203,885

Foreign currency translation adjustments	—	—	—	—	—	(21,384)	(21,384)
Unrealized gain on equity investments	—	—	—	—	—	17	17
Principal and interest payable	—	—	—	311	—	—	311
Net loss	—	—	—	—	(15,184)	—	(15,184)

Balance for the 275 day period ended October 2, 2005	127,873	$128	$173,804	$(1,262)	$(5,025)	$—	$167,645

Successor:
Acquisition by Holdings II	50,000	$50	$350,965	$—	$—	$—	$351,015
Stock based compensation	—	—	3,517	—	—	—	3,517
Net income	—	—	—	—	16,350	—	16,350

Balance for the 90 day period ended December 31, 2005	50,000	50	354,482	—	16,350	—	370,882

Issuance of common stock, net of expenses	54,162	54	668,021	—	—	—	668,075
Initial public offering costs	—	—	(6,027)	—	—	—	(6,027)
Share-based compensation	—	—	7,966	—	—	—	7,966
Net income	—	—	—	—	138,954	—	138,954

Balance at December 31, 2006	104,162	$104	$1,024,442	$—	$155,304	$—	$1,179,850

See accompanying notes.

EXCO Resources, Inc.

Consolidated statements of comprehensive income (loss)

	Predecessor		Successor
	Year ended December 31, 2004	For the 275 day period from January 1, 2005 to October 2, 2005	For the 90 day period from October 3, 2005 to December 31, 2005	Year ended December 31, 2006
	(in thousands)
Net income (loss)	$6,013	$(15,184)	$16,350	$138,954
Other comprehensive income:
Reclassification adjustment of foreign currency translation adjustment	13,704	—	—	—
Unrealized gain on equity investments, net of taxes of $9	17	—	—	—

Total comprehensive income (loss)	$19,734	$(15,184)	$16,350	$138,954

See accompanying notes.

EXCO Resources, Inc.

Notes to consolidated financial statements

1.    Organization

          Unless the context requires otherwise, references in this annual report to "EXCO," "EXCO Resources," "we," "us," "our" and the "Company" are to EXCO Resources, Inc., its consolidated subsidiaries and EXCO Holding Inc., or EXCO Holdings, our former parent company, which was acquired by and into which EXCO Holdings II, Inc., or Holdings II, merged on October 3, 2005. References in this annual report to "Resources" refers only to the registrant, EXCO Resources, Inc. On February 14, 2006, EXCO Holdings merged with and into Resources. As such, all periods presented reflect the merger and include EXCO Holdings.

          EXCO Resources, Inc., a Texas corporation, was formed in October 1955. We are an independent oil and natural gas company engaged in the acquisition, development and exploitation of onshore North American oil and natural gas properties and, until February 10, 2005, in Canada. We expect to continue to grow by leveraging our management team's experience, exploiting our multi-year inventory of development drilling locations and exploitation projects, and selectively pursuing acquisitions that meet our strategic and financial objectives. We employ the use of debt along with a comprehensive derivative financial instrument program to support our acquisition strategy. This approach enhances our ability to execute our business plan over the entire commodity price cycle, protect our returns on investment, and manage our capital structure. On February 14, 2006, we acquired TXOK Acquisition, Inc., or TXOK, for approximately $665.1 million and on October 2, 2006, we completed the acquisition of Winchester Energy Company, Ltd., or Winchester, for approximately $1.1 billion in cash after closing adjustments. The Winchester acquisition was completed within our newly-formed subsidiary, EXCO Partners, LP, or EXCO Partners. Concurrent with the closing of this acquisition we contributed to EXCO Partners all of our East Texas assets, including four of our subsidiaries that own or operate certain of our East Texas assets in exchange for $150.0 million of cash and additional equity interests in EXCO Partners. EXCO Partners borrowed $1.3 billion to fund these transactions. Our 2006 acquisitions, including TXOK and Winchester, totaled in excess of $2.1 billion. In addition, we spent $214.3 million for development drilling, acreage and related oil and natural gas facilities during 2006. For a discussion of these acquisitions as well as other transactions that we completed during 2005 and 2006, see "Item 1. Business — Significant transactions during 2005" and "Item 1. Business — Significant transactions during 2006."

          Due to the merger of our parent, EXCO Holdings (formerly EXCO Holdings II), into Resources on February 14, 2006 concurrent with the closing of our initial public offering, or IPO (See "Note 4. Significant recent transactions"), all financial information in this annual report contains the consolidated financial position and results of EXCO Resources and EXCO Holdings pursuant to presentation requirements contained in Statement of Financial Accounting Standards No. 141, "Business Combinations", or SFAS No. 141, for transactions between entities under common control. For comparative purposes pursuant to SFAS No. 141, the prior period financial statements of EXCO Resources present the consolidated operations of EXCO Resources and EXCO Holdings for all periods. As described below, our financial statements contain two separate and distinct bases of accounting.

          Predecessor — For the year ended December 31, 2004 and the 275 day period from January 1, 2005 to October 2, 2005, financial information presented in our consolidated statements of operations, statements of cash flows and consolidated statements of shareholders' equity reflect the consolidated information of EXCO Resources and EXCO Holdings, our parent company until October 2, 2005.

          Successor — For the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006, financial information presented in our consolidated financial statements of operations, statements of cash flows and consolidated statements of shareholders' equity reflect the consolidated information of EXCO Resources and Holdings II, which became our parent company on October 3, 2005 effective with the consummation of the Equity Buyout and the acquisition by and merger of Holdings II into EXCO Holdings (See "Note 4. Significant recent transactions"). The Equity Buyout (See "Note 4. Significant recent transactions — Equity Buyout") was accounted for as a purchase pursuant to SFAS No. 141 and resulted in a new basis of accounting. The consolidated balance sheets as of December 31, 2005 and 2006 reflect this new basis of accounting.

          In addition, as a result of the redemption of TXOK preferred stock (See "Note 4. Significant recent transactions — TXOK acquisition") on February 14, 2006, our investment in TXOK, which was accounted for using the equity method of accounting until our redemption of the preferred stock, became a wholly-owned subsidiary.

          The consolidated balance sheet as of December 31, 2005 reflects the consolidated financial position of EXCO and Holdings II (as successor for accounting purposes after its merger with EXCO Holdings) prior to the IPO of our common stock on February 9, 2006, which is more fully described below. The consolidated balance sheet as of December 31, 2006 reflects our consolidated financial position after the IPO and the merger of EXCO Holdings into EXCO Resources.

          On February 8, 2006, our registration statement on Form S-1, as amended, was declared effective by the Securities and Exchange Commission, or SEC, pursuant to which we offered 50,000,000 shares of our common stock, par value $.001 per share, at an initial offering price of $13.00 per share, or a net price after underwriting discount of $12.35 per share. Net proceeds from the offering after underwriting discount, but before other expenses, were approximately $617.5 million. Concurrent with the February 14, 2006 closing of the IPO, EXCO Holdings, our parent company, was merged into and with EXCO Resources and EXCO Resources became the surviving company. Shares of stock and stock options of EXCO Holdings were automatically converted into an equal number of like securities of EXCO Resources. Subsequently, the underwriters of our IPO exercised their over-allotment option to purchase an additional 3,615,200 shares of our common stock at $12.35 per share which yielded additional net proceeds of approximately $44.6 million.

          The accompanying consolidated balance sheets as of December 31, 2005 and 2006, results of operations, cashflows and changes in shareholders' equity for the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006 are for EXCO, its subsidiaries, and prior to the IPO, its parent. All intercompany transactions have been eliminated. Our results of operations reflect the results of our former Canadian subsidiary, Addison Energy Inc., or Addison, as discontinued operations. Certain prior year amounts have been reclassified to conform to the current year presentation.

The Equity Buyout

          On August 29, 2005, EXCO announced that the Board of Directors of Holdings approved for consideration by the Holdings stockholders the proposed terms of an equity buyout (Equity Buyout) pursuant to a purchase of all of the outstanding shares of capital stock of Holdings by EXCO Holdings II, Inc. (Holdings II), a Delaware corporation controlled by a group of investors led by Douglas H. Miller, the Chairman and Chief Executive Officer of Holdings.

          On October 3, 2005, Holdings II completed its purchase of all of the outstanding shares of capital stock of Holdings for an aggregate purchase price of approximately $699.3 million. The Equity Buyout was funded by a combination of (i) $350.0 million of interim loan indebtedness (interim bank loan), including $0.7 million for working capital, (ii) approximately $183.1 million from the issuance of Holdings II common stock to new private equity investors and EXCO employees and (iii) the exchange of Holdings Class A and Class B common stock valued at approximately $166.9 million for Holdings II common stock. Holdings' majority stockholder sold all of its shares for cash. JPMorgan Chase Bank, N.A. was the lead lender under the interim bank loan.

          GAAP requires the application of "pushdown accounting" in situations where the ownership of an entity has changed. Holdings II was deemed to be the acquiror of Holdings. The assets and liabilities of Holdings II were recorded at their fair value, and, under Staff Accounting Bulletin (SAB) No. 54, "Pushdown Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase", the fair value was allocated as follows:

(in thousands)
Acquisition cost:
Payments for shares	$478,836
Exchange of Holdings II shares for Holdings shares	166,884
Assumption of senior notes ($452,643 aggregate book value plus premium to fair value)	468,000
Assumption of long-term debt	1
Less cash assumed of $236,371, less cash compensation payments related to the Equity Buyout	(206,507)

Total Holdings acquisition cost	$907,214

Allocation of acquisition cost:
Oil and natural gas properties — proved	$852,122
Oil and natural gas properties — unproved	58,573

Total oil and natural gas properties	910,695
Gas gathering assets and other equipment	33,073
Deferred tax asset ($3,471 reclassified to deferred tax liability)	—
Other assets, reflecting the reduction of deferred debt issuance costs of $8,862 to zero	285
Goodwill	220,006
Other current assets	50,898
Accounts payable and accrued expenses	(44,703)
Asset retirement obligations and other long-term liabilities	(17,538)
Oil and natural gas derivative liabilities	(156,549)
Deferred tax liability of $131,916 at an average marginal tax rate of 39.5%(1), net of $42,963 reclassification of Holdings historical deferred tax asset	(88,953)

Total allocation	$907,214

(1)
Marginal tax rate includes federal income taxes at 35.0% plus a blended state tax rate of 4.5%.

          As a result of the Equity Buyout, we recorded stock based and other compensation expense for the following items during the 275 day period from January 1, 2005 to October 2, 2005:

  •
  A non-cash charge of approximately $44.1 million as a result of the acquisition by Holdings II of all of the shares of Class B common stock of Holdings held by members of our management and other employees. The offset to this expense was to Shareholders' Equity as additional paid-in capital. The shareholder agreements governing the Class A and Class B shares of Holdings provided that, upon the occurrence of certain specified events, including a change of control as occurred upon the Equity Buyout:

  •
  the holders of the Class A shares were to receive the first $175.0 million in proceeds, and

  •
  the remaining proceeds in excess of the $175.0 million were to be allocated on a pro-rata basis to the holders of the Class A and Class B shares. For financial accounting purposes, the Class B shares were considered to be a "variable" plan since a holder of the shares had to be employed at the date of a participation event, such as a change of control, to receive fair value for the Class B shares.

  •
  A charge of $17.8 million for payments made to holders of options to purchase Class A shares of Holdings less options held by the Employee Stock Participation Plan (ESPP). This amount was paid to option holders at the time of the Equity Buyout by Holdings to purchase all stock options outstanding at that time. The amount represents the cumulative difference between the $5.197 per share purchase price for the Equity Buyout for the Class A shares and the exercise price of the outstanding stock options times the number of stock options outstanding.

  •
  A charge of $8.3 million for payments made to our employees who were participants in the ESPP. This amount was paid at the time of the Equity Buyout and was based upon shares of Holdings Class A and Class B stock that were reserved, but unissued, and options granted to the ESPP under the Holdings' 2004 Long-Term Incentive Plan (the Holdings Plan). All employees on the date of the Equity Buyout who were not direct owners of Holdings Class A or Class B stock received payments under the ESPP. For financial accounting purposes, the ESPP was considered to be a "variable" plan since, to be eligible, a recipient had to be employed at the date of the change of control to receive a payment. As a result, we did not recognize compensation expense prior to the consummation of the change of control event.

  •
  A charge of $2.6 million for accelerated payments made by Holdings to certain employees of EXCO under the Holdings Bonus Retention Plan. The Holdings Bonus Retention Plan was accelerated, paid in full and terminated upon consummation of the Equity Buyout.

          Holdings II adopted the 2005 Long-Term Incentive Plan (the 2005 Incentive Plan) which provides for the granting of options to purchase up to 10,000,000 shares of Holdings (formerly Holdings II) common stock. On October 5, 2005, options were granted under the 2005 Incentive Plan to our employees to purchase 4,992,650 shares of Holdings common stock at $7.50 per share. During 2006, a total of 3,615,700 options to purchase shares of our common stock were granted at a weighted average price of $14.02. As of December 31, 2006, a total of 8,267,373 options were issued and outstanding. The options expire ten years from the date of grant. Pursuant to the 2005 Incentive Plan, 25% of the options vest immediately with an additional 25% to vest on each of the next three anniversaries of the date of the grant. As a result of the new basis in accounting due to the Equity Buyout, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment" as of October 3, 2005. During 2006, we recorded non-cash compensation of $6.5 million as general and administrative expenses and capitalized $1.4 million as oil and natural gas properties.

Merger of Holdings II into Holdings

          Promptly following the consummation of the Equity Buyout, Holdings II merged with and into Holdings (Holdings II Merger). As a result of the Holdings II Merger, each outstanding share of Holdings II common stock was cancelled and exchanged for one share of Holdings common stock. In addition, all shares of Holdings Class A and Class B common stock held by Holdings II were cancelled in connection with the Holdings II Merger. The Equity Buyout was accounted for as a purchase pursuant to SFAS No. 141, which resulted in the assets and liabilities being recorded at their fair value. Holdings II is deemed the accounting acquiror of Holdings.

          Pursuant to the Holdings II Merger, the indebtedness incurred by Holdings II to fund the Equity Buyout was assumed by Holdings.

2.    Summary of significant accounting policies

Principles of consolidation

          The accompanying consolidated balance sheets as of December 31, 2005 and December 31, 2006 and the results of operations, cash flows and comprehensive income for the 90 day period from October 3, 2005 to December 31, 2005 and the twelve months ended December 31, 2006 are for EXCO and its subsidiaries and represents the stepped up Successor basis of accounting following the Equity Buyout transaction.

          The accompanying results of operations, cash flows and comprehensive income for the year ended December 31, 2004 and for the 275 day period from January 1, 2005 to October 2, 2005 are for EXCO and its subsidiaries and represent the stepped up Predecessor basis of accounting.

          The financial statements prior to January 1, 2005 have been restated to reflect the financial position, operations, cash flow and comprehensive income of Addison as discontinued operations.

          All intercompany transactions and accounts have been eliminated.

Functional currency

          The assets, liabilities and operations of Addison were measured using the Canadian dollar as the functional currency. These assets and liabilities were translated into U.S. dollars using end-of-period exchange rates. Revenue and expenses were translated into U.S. dollars at the average exchange rates in effect during the period. Translation adjustments were deferred and accumulated in other comprehensive income.

Management estimates

          In preparing financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and natural gas reserve volumes, future development, dismantlement and abandonment costs, share-based compensation expenses, estimates relating to certain oil and natural gas revenues and expenses and the fair market value of derivatives and equity securities. Actual results may differ from management's estimates.

Cash equivalents

          We consider all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Concentration of credit risk and accounts receivable

          Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, trade receivables and our derivative financial instruments. We place our cash with high credit quality financial institutions. We sell oil and natural gas to various customers. In addition, we participate with other parties in the drilling, completion and operation of oil and natural gas wells. The majority of our accounts receivable are due from either purchasers of oil or natural gas or participants in oil and natural gas wells for which we serve as the operator. We have the right to offset future revenues against unpaid charges related to operated wells. Oil and natural gas sales are generally uncollateralized. The allowance for doubtful accounts receivable (including current assets of discontinued operations) aggregated $1.6 million and $1.9 million at December 31, 2005 and 2006, respectively. We place our derivative financial instruments with financial institutions and other firms that we believe have high credit ratings. For a discussion of the credit risks associated with our commodity price risk management activities, see "Note 7. Derivative financial instruments."

Derivative financial instruments

          In connection with the incurrence of debt related to our acquisition activities, our management has adopted a policy of entering into oil and natural gas derivative financial instruments to protect against commodity price fluctuations and to achieve a more predictable cash flow. SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, or exemptions for normal purchases and normal sales as allowed by SFAS No. 133 exist. We have not designated our derivative financial instruments as hedging instruments and, as a result, we recognize the change in the derivative's fair value currently in earnings.

Oil and natural gas properties

          We have recorded oil and natural gas properties at cost using the full cost method of accounting. Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool. Capitalized costs are limited to the aggregate of the after-tax present value of future net revenues plus the lower of cost or fair market value of unproved properties. The full cost pool is comprised of lease and well equipment and exploration and development costs incurred, plus costs of acquired proved leaseholds.

          Unproved oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not Proved Reserves can be assigned to such properties. At December 31, 2005 and 2006, the $53.1 million and $297.9 million, respectively, in unproved oil and natural gas properties resulted from the allocation of the estimated fair value of undeveloped acreage and unproved reserves. We assess our unproved oil and natural gas properties for impairment on a quarterly basis.

          Depreciation, depletion and amortization of evaluated oil and natural gas properties is calculated separately for the United States and until February 10, 2005, the Canadian full cost pools using the unit-of-production method based on total Proved Reserves, as determined by independent petroleum reservoir engineers.

          Sales, dispositions and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless the disposition would significantly alter the amortization rate.

Full cost ceiling test

          At the end of each quarterly period, the unamortized cost of proved oil and natural gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects (ceiling test). This ceiling test calculation is done separately for the United States and, until February 10, 2005, the Canadian full cost pools.

          As of December 31, 2006, pursuant to Rule 4-10(c)(4)(i)(A) of Regulation S-X, the Company was required to compute its ceiling test using the December 31, 2006 spot prices for oil and natural gas. The computation resulted in the carrying costs of our unamortized proved oil and natural gas properties, net of deferred taxes, exceeding the December 31, 2006 present value of future net revenues by approximately $393.7 million, of which approximately $189.1 million is attributable to our Winchester and TXOK acquisitions. The December 31, 2006 spot price per equivalent Mcf was less than the Company's realized prices for 2006 by approximately 27% and approximately 38% including realized derivative settlements. Even though the December 31, 2006 prices for oil and natural gas indicated impairment, the spot price for natural gas and oil increased to $7.05 per Mmbtu and $60.03 per Bbl., respectively, on March 12, 2007, a level sufficient to eliminate the need for a ceiling test write-down.

          In advance of the 2007 price recovery that eliminated the need for a ceiling test write-down, the Company requested, and received, an exemption from the SEC to exclude all of its 2006 Acquisitions, or the 2006 Acquisitions, from the full cost pool ceiling test assessments for a period of twelve months following December 31, 2006 (i.e. through the filing of our September 30, 2007 Form 10-Q). Accordingly, we will initially test the 2006 Acquisitions for impairment in conjunction with the preparation of our financial statements for the year ended December 31, 2007, provided that we can demonstrate that the fair value of the 2006 Acquisitions exceeds the carrying costs in the interim periods through September 30, 2007.

          The allocated value of proved properties for the 2006 Acquisitions totaled approximately $1.6 billion, which represented an increase of over 250% to the full cost pool from December 31, 2005. The request for exemption was made because the Company believes the fair value of the 2006 Acquisitions' proved oil and natural gas properties, in certain cases, can be demonstrated beyond a reasonable doubt to exceed their unamortized costs. The Company's expectation of future prices is principally based on NYMEX futures contracts, adjusted for basis differentials, for a period of five years. After a five year period we have historically elected to use flat pricing as the NYMEX futures contracts become more thinly traded. Generally, the flat price used for the sixth year through the economic life of the property is management's internal long-term price estimate, which is, in large part, based on an extension of the NYMEX pricing. EXCO believes the NYMEX futures contract reflects an independent proxy for fair value.

          We recognize that, due to the volatility associated with oil and natural gas prices, a downward trend in market prices could occur. If such a trend were to occur and is deemed to be other than a temporary trend, we would assess the 2006 Acquisitions for impairment during the 2007 exemption period.

          The calculation of the ceiling test is based upon estimates of Proved Reserves. There are numerous uncertainties inherent in estimating quantities of Proved Reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

Gas gathering assets

          Gas gathering assets are capitalized at cost and depreciated on a straight line basis over their estimated useful lives of 25 to 40 years.

Office and field equipment

          Office and field equipment are capitalized at cost and depreciated on a straight line basis over their estimated useful lives. Office and field equipment useful lives range from 3 to 15 years.

Goodwill

          In accordance with SFAS No. 142, "Goodwill and Intangible Assets", goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market value of the business operations with which goodwill is associated, are performed at the end of our fourth quarter. Losses, if any, resulting from impairment tests will be reflected in operating income in the statement of operations. In a February 2005 letter to oil and natural gas companies, the SEC provided guidance concerning the treatment of goodwill in situations when a company sells less than 25% of its proved oil and natural gas reserves in a cost pool. The guidance indicated that such dispositions may trigger a need to evaluate goodwill for impairment under SFAS No. 142. As a result of this guidance, beginning January 1, 2005, we no longer reduce the balance of goodwill for property dispositions of less than 25% of our oil and natural gas reserves unless there is an indication that our goodwill is impaired as a result of the sale.

          The following table reflects our balances for goodwill as of December 31, 2005 and 2006 (in thousands):

Predecessor:
Balance as of December 31, 2004(1)	$19,984

Successor:
Equity Buyout (see "Note 1. Organization")	$220,006
Activity during the 90 day period from October 3, 2005 to December 31, 2005	—

Balance as of December 31, 2005	220,006
Acquisition of TXOK Acquisition, Inc.	64,887
Acquisition of Power Gas Marketing and Transmission, Inc.	21,249
Acquisition of Winchester Energy Company, Ltd.	163,935

Balance as of December 31, 2006	$470,077

(1)
Goodwill from the going private transaction was written off as a result of the Equity Buyout.

Deferred abandonment and asset retirement obligations

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Our asset retirement obligation primarily represents the estimated present value of the amount we will incur to plug, abandon and remediate our proved producing properties at the end of their productive lives, in accordance with applicable state laws. EXCO adopted the new rules on asset retirement obligations on January 1, 2003.

          The following is a reconciliation of our asset retirement obligations for the periods indicated (in thousands):

	Predecessor		Successor
	For the year ended December 31, 2004	For the 275 day period from January 1, 2005 to October 2, 2005	For the 90 day period from October 3, 2005 to December 31, 2005	For the year ended December 31, 2006
Asset retirement obligation at beginning of period	$6,687	$13,247	$14,275	$15,823
Activity during the period:
Adjustment to liability due to purchase of EXCO by Holdings in 2003 and Holdings II in 2005	—	—	1,607	—
Adjustment to liability due to 2006 Acquisitions	—	—	—	16,954
Liabilities incurred during period	8,462	1,686	51	21,681
Liabilities settled during period	(2,702)	(1,275)	(336)	(323)
Accretion of discount	800	617	226	2,014

Asset retirement obligation at end of period:	13,247	14,275	15,823	56,149
Less current portion	2,418	1,713	1,408	1,579

Long-term portion	$10,829	$12,562	$14,415	$54,570

          We have no assets that are legally restricted for purposes of settling asset retirement obligations, however we maintain a letter of credit of $1.5 million for plugging costs. This letter of credit expires on September 28, 2007.

Revenue recognition and gas imbalances

          We use the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Gas imbalances at December 31, 2005 and 2006 were not significant.

Capitalization of internal costs

          We capitalize as part of our proved developed oil and natural gas properties a portion of salaries and, beginning in October 2005, related share-based compensation for employees who are directly involved in the acquisition and exploitation of oil and natural gas properties. During the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006, we have capitalized $1.6 million, $1.2 million, $1.5 million and $3.3 million, respectively. Included in the $1.5 million and $3.3 million are $1.0 million and $1.4 million of share based compensation for the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively, resulting from the adoption of SFAS No. 123(R) on October 3, 2005. See "Note 14. Stock transactions" for further discussion.

Overhead reimbursement fees

          We have classified fees from overhead charges billed to working interest owners, including ourselves, of $2.1 million, $1.3 million, $0.5 million and $7.8 million, for the year ended

December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively, as a reduction of general and administrative expenses in the accompanying statements of operations. Our share of these charges was $1.5 million, $0.8 million, $0.3 million and $5.5 million for the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively, and are classified as oil and natural gas production costs.

Environmental costs

          Environmental costs that relate to current operations are expensed as incurred. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based upon evaluations of currently available facts related to each site.

Income taxes

          Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at year-end. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Earnings per share

          We account for earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share", or SFAS No. 128. SFAS No. 128 requires companies to present two calculations of earnings per share; basic and diluted. Basic earnings per common share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed in the same manner as basic earnings per share after assuming issuance of common stock for all potentially dilutive equivalent shares, whether exercisable or not.

Stock options

          On December 16, 2004, FASB issued SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in our consolidated statements of operations based on their estimated fair values. Pro forma disclosure is no longer an alternative.

          Holdings (formerly Holdings II) adopted the 2005 Long-Term Incentive Plan (the 2005 Incentive Plan) which provides for the granting of options to purchase up to 10,000,000 shares of Holdings common stock. New shares will be issued for any stock options exercised. As a result of the new basis in accounting due to the Equity Buyout, we adopted the provisions of SFAS No. 123(R) as of

October 3, 2005 in connection with the Equity Buyout. See "Note 14. Stock transactions" for additional information related to the 2005 Incentive Plan. The adoption of SFAS No. 123(R) did not have a cumulative affect on our financial statements as no options were outstanding prior to October 5, 2005.

          SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value based method of accounting for employee stock compensation plans, but allows for the continuation of the intrinsic value based method of accounting to measure compensation cost prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). For companies electing not to change their accounting, SFAS 123 requires pro forma disclosures of earnings and earnings per share as if the change in accounting provision of SFAS 123 has been adopted.

          EXCO elected to continue to utilize the accounting method prescribed by APB 25 until October 3, 2005, under which no compensation cost was recognized, and adopted the disclosure requirements of SFAS 123.

          Certain employees were granted Holdings stock options under Holdings' 2004 Long-Term Incentive Plan (the Holdings Plan). The Holdings Plan provides for grants of stock options that could have been exercised for Class A common shares of Holdings. The stock options were to vest upon the earlier of a change in control of Holdings, the consummation of an initial public offering or three years from the date of grant, and expire ten years after the date of grant. Holdings had reserved 12,962,968 shares of its Class A common stock for issuance upon the exercise of stock options. The Equity Buyout was a change of control under the Holdings Plan. All Holdings stock options outstanding on October 3, 2005 (8,671,906 shares) were cancelled upon the payment of an aggregate amount of $17.8 million to the holders of the stock options. This amount was expensed as general and administrative expense during the 275 day period from January 1, 2005 to October 2, 2005.

Foreign currency translation

          Addison, our former Canadian subsidiary, entered into a long-term note agreement with a U.S. subsidiary of EXCO in the amount of $98.8 million. Addison used the proceeds of this borrowing to repay virtually all of its outstanding indebtedness under its Canadian credit agreement in April 2004. The indebtedness was denominated in U.S. dollars and was repaid upon the sale of Addison on February 10, 2005. Under the provisions of SFAS No. 52 "Foreign Currency Translation", Addison was required to recognize any foreign transaction gains or losses in its statement of operations when translating this liability from U.S. dollars to Canadian dollars. Gain or loss recognized by Addison was not eliminated when preparing EXCO's consolidated statement of operations. As a result, we recorded a non-cash foreign currency transaction gain of $10.8 million during the year ended December 31, 2004 and a non-cash foreign currency loss of $3.5 million for the 275 day period from January 1, 2005 to October 2, 2005. These amounts are included in income (loss) from operations of discontinued operations in the accompanying consolidated statements of operations.

3.    Recent accounting pronouncements

          In July 2006, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". FIN 48 provides guidance on recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 is effective as of January 1, 2007. We do not believe the adoption of FIN 48 will have a material impact on our consolidated financial position or results of operations.

          In September 2006, the Securities and Exchange Commission Staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," or SAB 108, in an effort to address diversity in the accounting practice of quantifying misstatements and the potential for improper amounts on the balance sheet. Prior to the issuance of SAB 108, the two methods used for quantifying the effects of financial statement errors were the "roll-over" and "iron curtain" methods. Under the "roll-over" method, the primary focus is the income statement, including the reversing effect of prior year misstatements. The criticism of this method is that misstatements can accumulate on the balance sheet. On the other hand, the "iron curtain" method focuses on the effect of correcting the ending balance sheet, with less importance on the reversing effects of prior year errors in the income statement. SAB 108 establishes a "dual approach" which requires the quantification of the effect of financial statement errors on each financial statement, as well as related disclosures. Public companies are required to record the cumulative effect of initially adopting the "dual approach" method in the first year ending after November 16, 2006 by recording any necessary corrections to asset and liability balances with an offsetting adjustment to the opening balance of retained earnings. The use of this cumulative effect transition method also requires detailed disclosures of the nature and amount of each error being corrected and how and when they arose. We adopted SAB 108 in the fourth quarter of 2006. The adoption did not have a material impact on our financial position, results of operations and cash flow.

          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157 which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. We are currently evaluating the impact of SFAS No. 157 on our financial statements.

4.    Recent significant transactions

TXOK acquisition

          On September 16, 2005, Holdings II formed TXOK for the purpose of acquiring ONEOK Energy Resources Company and ONEOK Energy Resources Holdings, L.L.C., or collectively, ONEOK Energy. Prior to TXOK's acquisition of ONEOK Energy, BP EXCO Holdings LP, an entity controlled by Mr. Boone Pickens, one of our directors, held all of the outstanding shares of TXOK preferred stock and EXCO Holdings owned all of the issued and outstanding common stock of TXOK. On September 27, 2005, TXOK completed the acquisition of ONEOK Energy for an aggregate purchase price of approximately $633.0 million after contractual adjustments. Effective upon closing, ONEOK Energy Resources Company and ONEOK Energy Resources Holdings, L.L.C. became wholly- owned subsidiaries of TXOK. EXCO Holdings purchased an additional $20.0 million of Class B common stock of TXOK on October 7, 2005, which investment represented an 11% equity interest and a 10% voting interest in TXOK. The preferred stock of TXOK held by BP EXCO Holdings LP represented the remaining 89% equity interest and 90% voting interest of TXOK.

          TXOK funded the acquisition of ONEOK Energy with (i) $20.0 million in private debt financing, $15.0 million of which was provided by Mr. Pickens, which was subsequently repaid; (ii) the issuance of $150.0 million of 15% Series A Convertible Preferred Stock of TXOK, or the TXOK preferred stock, to BP EXCO Holdings LP; (iii) approximately $308.8 million of borrowings under the revolving credit facility of TXOK, or the TXOK credit facility; and (iv) $200.0 million of borrowings under the second lien term loan facility of TXOK, or the TXOK term loan.

          Prior to TXOK's redemption of the preferred stock concurrently with the IPO, we held an 11% economic interest in TXOK and used the equity method of accounting for that investment until the merger.

Equity Buyout

          On October 3, 2005, Holdings II, an entity formed by our management, purchased 100% of the outstanding equity securities of EXCO Holdings in an equity buyout, or Equity Buyout, for an aggregate price of approximately $699.3 million, resulting in a change of control and a new basis of accounting. To fund the Equity Buyout, Holdings II raised $350.0 million in interim debt financing, including $0.7 million for working capital, from a group of lenders and $183.1 million of equity financing from new institutional and other investors as well as stockholders of EXCO Holdings. In addition, current management and other stockholders of EXCO Holdings exchanged $166.9 million of their EXCO Holdings common stock for Holdings II common stock. EXCO Holdings' majority stockholder sold all of its EXCO Holdings common stock for cash. Promptly following the completion of the Equity Buyout, Holdings II merged with and into EXCO Holdings. As a result of the merger, each outstanding share of Holdings II common stock was cancelled and exchanged for one share of EXCO Holdings common stock and all shares of EXCO Holdings common stock held by Holdings II were cancelled.

Initial public offering

          On February 14, 2006, we closed our IPO and subsequently issued 53.6 million shares of our common stock, including shares subsequently issued pursuant to an exercise by the underwriters of their over-allotment option, for net proceeds of $662.1 million. Concurrent with the consummation of the IPO, we advanced $158.8 million to TXOK to redeem the TXOK preferred stock and issued an additional 388,889 shares of our common stock as a redemption premium (see — Redemption of preferred stock and consolidation of TXOK). The redemption of this preferred stock caused TXOK to become our wholly-owned subsidiary. In addition to the redemption of the preferred stock of TXOK, we used proceeds from the IPO, together with cash on hand to repay the interim bank loan, repay the TXOK term loan, repay a portion of TXOK's revolving credit facility and pay fees and expenses incurred in connection with the IPO. Concurrently with the closing of the IPO, EXCO Holdings merged with and into Resources and the shares of stock and stock options of EXCO Holdings were automatically converted into an equal number of like securities of EXCO Resources. As a result, Resources became the surviving company.

Redemption of preferred stock and consolidation of TXOK

          On February 14, 2006, we redeemed all of the outstanding TXOK preferred stock, which represented 90% of the voting rights and an 89% economic interest in TXOK. The redemption price for the TXOK preferred stock was cash in the amount of $150.0 million plus $8.8 million of unpaid dividends at a rate of 15% and 388,889 shares of our common stock. The EXCO common stock issued in connection with the preferred redemption represented the value necessary to produce an overall 23% annualized rate of return on the stated value of the TXOK preferred stock as of the date of redemption pursuant to the terms of the preferred stock agreement. For purposes of calculating the rate of return, the common stock of EXCO was valued at $12.00 as required by the terms of the preferred stock. Once the TXOK preferred stock was redeemed, our acquisition of TXOK, or the TXOK acquisition, was complete and it became our wholly-owned subsidiary. We accounted for the acquisition of TXOK as a step acquisition using the purchase method of accounting and began consolidating its operations effective February 14, 2006. As a result, 89% of the fair value of the assets and liabilities of TXOK was recorded at the redemption date and the remaining 11% was recorded as an adjustment to book value as of the date of the initial investment. The total purchase price of TXOK was $665.1 million representing the redemption of the TXOK preferred stock, the initial investment in TXOK common stock and the assumption of liabilities as detailed below. The allocation of the purchase price to the assets and liabilities acquired, which reflect certain second quarter adjustments to the original fair values assigned to certain current assets, current liabilities and deferred income taxes, are also presented (in thousands).

Purchase price calculations:
Carrying value of initial investment in TXOK Acquisition, Inc.	$21,531
Acquisition of preferred stock, including accrued and unpaid dividends	158,750
Value of preferred stock redemption premium	4,667
Assumption of debt:
Term loan, plus accrued interest	202,755
Revolving credit facility plus accrued interest	309,701
Less cash acquired	(32,261)

Total TXOK Acquisition, Inc. purchase price	$665,143

Allocation of purchase price:
Oil and natural gas properties — proved	$489,076
Oil and natural gas properties — unproved	60,840
Other fixed assets	20,079
Goodwill	64,887
Current and non-current assets	37,460
Deferred income taxes	26,783
Accounts payable and other accrued expenses	(30,377)
Asset retirement obligations	(8,203)
Fair value of oil and natural gas derivatives	4,598

Total purchase price allocation	$665,143

Acquisition of Power Gas Marketing & Transmission, Inc.

          On April 28, 2006, our wholly-owned subsidiary, North Coast Energy, Inc., or North Coast, closed an acquisition of 100% of the common stock of Power Gas Marketing & Transmission, Inc., or PGMT, for a purchase price of $115.0 million before contractual adjustments, and a net purchase price of $113.0 million. The purchase price included the assumption of $13.1 million of debt and $38.1 million of derivative financial instruments. Upon closing of the transaction, which was funded with indebtedness drawn under our credit facility, we paid the assumed debt and terminated the assumed derivative financial instruments. The acquisition was accounted for as a purchase in accordance with SFAS No. 141. The allocation of the purchase price to the assets and liabilities of PGMT is presented on the following table (in thousands).

Purchase price calculations:
Cash payments for acquired shares and contractual payments	$63,615
Assumption of debt, including accrued interest	13,096
Assumption of derivative financial instruments	38,098
Less cash acquired	(1,839)

Net purchase price	$112,970

Allocation of purchase price:
Proved properties	$122,972
Unproved properties	421
Deferred taxes, net	(31,424)
Current assets	2,024
Land, field equipment and other assets	2,573
Current liabilities	(3,267)
Asset retirement obligations	(1,527)
Other liabilities	(51)
Goodwill	21,249

Total allocation of purchase price	$112,970

Winchester Acquisition

          On October 2, 2006, our wholly-owned subsidiary, Winchester Acquisition, LLC, or Winchester Acquisition, acquired Winchester Energy Company, Ltd., or Winchester, and its affiliated entities from Progress Fuels Corporation for $1.1 billion in cash, subject to purchase price adjustments, which was funded with indebtedness, as discussed below and in Note 8. The acquisition was accounted for as a purchase in accordance with SFAS No. 141. Goodwill of $163.9 million resulted from the acquisition, primarily due to the Company's emphasis in concentrating on assets in the East Texas/North Louisiana producing regions.

          The allocation of the purchase price to the assets and liabilities of Winchester is presented on the following table (in thousands):

Purchase price:
Cash payments for acquired shares of common stock	$1,095,028
Less cash acquired	(118)

Net purchase price	$1,094,910

Allocation of purchase price:
Oil and natural gas properties — proved	$583,683
Oil and natural gas properties — unproved	154,291
Gathering and other fixed assets	151,149
Goodwill	163,935
Current and non-current assets	31,872
Deferred income taxes	—
Accounts payable and other accrued expenses	(39,420)
Asset retirement obligations	(7,793)
Fair value of oil and natural gas derivatives	57,193

Total purchase price allocation	$1,094,910

Pro forma results of operations

          The following table reflects the unaudited pro forma results of operations as though the acquisitions of TXOK, PGMT and Winchester had occurred at the beginning of each respective period (in thousands except per share data):

	For the 275 day period from January 1, 2005 to October 2, 2005	For the 90 day period from October 3, 2005 to December 31, 2005	For the year ended December 31, 2006
	(in thousands except per share data, unaudited)
Revenues and other income	$177,774	$207,390	$762,578
Income (loss) from continuing operations	(133,545)	44,259	146,445
Net income (loss)	(87,333)	44,259	146,445
Basic earnings per share	$(0.84)	$0.43	$1.51
Diluted earnings per share	$(0.84)	$0.41	$1.49

Acquisition of North Coast Energy, Inc.

          On November 26, 2003, EXCO entered into the North Coast Acquisition Agreement, as amended and restated on December 4, 2003, to acquire all of the issued and outstanding stock of North Coast pursuant to a tender offer and merger. EXCO acquired all of the outstanding common stock, options and warrants of North Coast on January 27, 2004 for a purchase price of $168.0 million, including transaction related costs, and we assumed $57.1 million of North Coast's outstanding indebtedness. As a result, on January 27, 2004, North Coast became a wholly-owned subsidiary and established a new core operating area for us in the Appalachian Basin. We have accounted for the North Coast acquisition using the purchase method of accounting and have consolidated its operations effective January 27, 2004.

          The following table reflects the unaudited pro forma results of operations for the year ended December 31, 2004. The information for the year ended December 31, 2004 has been derived from our audited consolidated statement of operations for the year ended December 31, 2004 and North Coast's unaudited consolidated financial statement of operations for the 26 day period from January 1 to January 26, 2004. The pro forma results of operations give effect to the payment of our related fees and expenses as if each occurred on January 1, 2004.

          During North Coast's 26 day period from January 1, 2004 to January 26, 2004, there was $11.9 million in investment banking fees, employee bonus and severance payments and other costs incurred in connection with the merger with EXCO that have been excluded from net income in the following table:

For the year ended December 31, 2004
(in thousands)
Revenues and other income	$99,544
Net income	$8,306
Basic and diluted earnings per share	$0.07

          The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the events discussed above occurred on the dates indicated or which may occur in the future.

5.    Sale of Addison Energy Inc.

          On January 17, 2005, our directors approved the Share and Debt Purchase Agreement (the Addison Purchase Agreement), dated effective January 12, 2005, among 1143928 Alberta Ltd., a corporation organized under the laws of the Province of Alberta (Purchaser) and a wholly-owned subsidiary of NAL Oil & Gas Trust, an Alberta trust, EXCO and Taurus Acquisition, Inc. (Taurus), our wholly-owned subsidiary. The Addison Purchase Agreement provided that EXCO would sell to Purchaser all of the issued and outstanding shares of common stock of Addison Energy Inc. (Addison), which was at that time our wholly-owned Canadian subsidiary. The Addison Purchase Agreement also provided that Taurus would sell to Purchaser a promissory note in the amount of U.S. $98.8 million and a promissory note in the amount of Cdn. $108.3 million (U.S. $79.3 million) (collectively, the Addison Notes), each of which were issued by Addison in favor of Taurus. This transaction closed on February 10, 2005.

          The aggregate purchase price for the stock and the Addison Notes was Cdn. $551.3 million (U.S. $443.4 million). Of this amount Cdn. $90.1 million (U.S. $72.1 million) was used to repay in full all outstanding balances under Addison's credit facility while Cdn. $56.2 million (U.S. $45.2 million) was withheld and has been remitted to the Canadian government for potential income taxes that we may owe resulting from the sale of the stock. As of December 31, 2005, we had a receivable in the amount of Cdn. $21.5 million (U.S. $18.5 million) for the excess of the amount withheld for

Canadian income taxes from the sales proceeds over the estimated amount of Canadian income taxes that were actually owed on the gain from the sale which was received in March 2006. The purchase price was subject to further adjustment based upon, among other items, the final determination of Addison's working capital balance. In June 2005, we adjusted the liability and the gain recognized on the sale by Cdn. $1.6 million (U.S. $1.3 million). In October 2005, we paid the Purchaser the Cdn. $1.6 million (U.S. $1.1 million) in settlement of the working capital balance. The purchase price remains subject to additional adjustments based upon the outcome of Crown royalty and joint venture audits, if any, that may occur in the future that cover periods prior to February 1, 2005.

          All severance payments paid or payable in respect of employees terminated up to May 31, 2005 were borne by EXCO. If Purchaser or its affiliates made an employment offer to a terminated employee and the employee accepted the offer, Purchaser was obligated to pay EXCO an amount equal to all severance payments paid to that employee. This obligation was in effect for a period of six months for any employee terminated at closing and for an indefinite period for any employee terminated after closing but prior to May 31, 2005. At closing, Cdn. $2.1 million (U.S. $1.7 million) was deducted from the sales proceeds for severance payments made to Addison employees who were terminated at closing.

          We recognized a gain from the sale of Addison in the amount of U.S. $175.7 million before income tax expense of U.S. $49.3 million related to the gain. The cumulative adjustment resulting from the translation of Addison's financial statements was eliminated as these amounts were considered in the determination of the gain on the sale.

          The following table presents the summary operating results for Addison, which are reported as a discontinued operation:

	Year ended December 31, 2004	For the 275 day period from January 1, 2005 to October 2, 2005
	(in thousands)
Revenues	$85,219	$4,490
Costs and expenses	48,945	8,893

Income (loss) from operations	36,274	(4,403)
Gain on disposition	—	175,717
Income tax expense	10,358	49,282

Income from discontinued operations, net of income tax	$25,916	$122,032

Addison Energy Inc. dividend

          On February 9, 2005 Addison made an earnings and profits dividend (as calculated under U.S. tax law) to EXCO in an amount of Cdn. $74.5 million (U.S. $59.6 million). This dividend was funded by Addison by an additional drawdown on its bank credit facility. The dividend was subject to Canadian tax withholding of 5% or Cdn. $3.7 million (U.S. $3.0 million), which amount has been included in the 2004 tax provision.

Presentation on financial statements

          Addison's financial position and results of operations have been reported as discontinued operations. We have revised our consolidated statements of cash flows for the year ended December 31, 2004 to separately disclose the operating, investing, and financing sections of the cash flows attributable to Addison's operations. We had previously reported the income or loss from discontinued operations as a component of net cash provided by or used in operating activities of discontinued operations.

6.    Acquisitions and dispositions

Transactions other than TXOK, PGMT and Winchester that occurred during 2006

          In April and May 2006, we acquired producing properties and undeveloped acreage in West Texas and the Cotton Valley trend in East Texas in two separate acquisitions. The aggregate purchase price of these assets was $135.8 million, after contractual adjustments, which was funded with indebtedness drawn under our credit agreement.

          In August and September 2006, we closed two acquisitions of producing properties and acreage for an aggregate purchase price of $76.9 million, after contractual adjustments, adding properties and acreage in our Appalachia and Rockies areas. We paid $27.5 million for properties located in Wyoming.

          For the year ended December 31, 2006, property and other asset sales totaled $5.8 million.

Transactions, other than the sale of Addison, that occurred during 2005

          During the 275 day period from January 1, 2005 to October 2, 2005, we completed seven oil and natural gas property acquisitions. The total purchase price for the acquisitions was approximately $102.3 million, funded with borrowings under our U.S. credit agreement and from surplus cash. In addition, we acquired a small natural gas gathering system for $0.7 million as part of one of the acquisitions.

          During the 275 day period from January 1, 2005 to October 2, 2005, we completed seven sales of oil and natural gas properties. As of January 1, 2005, estimated total Proved Reserves net to our interest from these properties included approximately 0.3 Mmbbls of oil and NGLs and 18.4 Bcf of natural gas. The total sales proceeds we received were approximately $45.4 million. During the year ended December 31, 2004, we recorded revenue of approximately $5.5 million and oil and natural gas production costs of approximately $1.2 million on these properties. During the 275 day period from January 1, 2005 to October 2, 2005, we recorded revenues of approximately $3.7 million and oil and natural gas production costs of approximately $1.2 million on these properties through the date of their respective dispositions.

          During the 90 day period from October 3, 2005 to December 31, 2005, we did not complete any acquisitions or dispositions of oil and natural gas properties.

Transactions, other than the acquisition of North Coast, that occurred during 2004

          During the year ended December 31, 2004, we completed six oil and natural gas property acquisitions in the United States. The total purchase price, after contractual adjustments, for the acquisitions was approximately $88.4 million funded with borrowings under our U.S. credit agreement and from surplus cash.

          During the year ended December 31, 2004, we completed 21 sales of oil and natural gas properties in the United States. The total sales proceeds we received were approximately $51.9 million.

          Pro forma financial information has not been provided because the acquisitions and dispositions were not material.

7.    Derivative financial instruments

          The following table sets forth our oil and natural gas derivatives as of December 31, 2006. The fair values at December 31, 2006 are estimated from quotes from the counterparties and represent the amount that we would expect to receive or pay to terminate the contracts at December 31, 2006. We have the right to offset amounts we expect to receive or pay among our individual counterparties. As a result, we have offset amounts for financial statement presentation purposes.

	Volume Mmbtus/Bbls	Weighted Average Strike Price per Mmbtu/Bbl	Fair Value at December 31, 2006
	(In thousands, except prices and differentials)
Natural Gas:
Swaps:
2007	47,790	$8.73	$82,659
2008	43,140	8.63	23,237
2009	25,705	8.02	3,943
2010	6,985	6.63	(4,664)
2011	1,825	4.51	(3,673)
2012	1,830	4.51	(2,929)
2013	1,825	4.51	(2,639)

Total Natural Gas	129,100		95,934

Oil:
Swaps:
2007	734	69.52	3,234
2008	327	62.67	(1,455)
2009	120	60.80	(670)
2010	108	59.85	(605)

Total Oil	1,289		504

Total Oil and Natural Gas			$96,438

          At December 31, 2006, the average forward NYMEX oil prices per Bbl for calendar 2007 and 2008 were $65.02 and $67.50, respectively, and the average forward NYMEX natural gas prices per Mmbtu for calendar 2007 and 2008 were $6.97 and $8.06, respectively.

          During the 275 day period from January 1, 2005 to October 2, 2005, we canceled several of our commodity price risk management contracts upon the payment of $67.6 million to our counterparties, of which $15.0 million was related to the sale of Addison. We also entered into new commodity price risk management contracts at higher prices.

8.    Long-term debt and interim bank loan

	December 31,
	2005	2006
	(in thousands)
Short-term debt:
Interim bank loan	$350,000	$—
Current portion of long-term debt	—	6,500

	$350,000	$6,500

Long term debt:
EXCO credit agreements	$1	$339,000
EPOP Revolving Credit Facility	—	643,500
EPOP Senior Term Credit Agreement	—	643,500
Unamortized discount on EPOP Senior Term Credit Agreement	—	(3,180)
7 1/4% senior notes due 2011	444,720	444,720
Unamortized premium on 7 1/4% senior notes due 2011	17,081	14,113

Total	$461,802	$2,081,653

Credit agreements

Interim bank loan

          In order to fund the Equity Buyout on October 3, 2005, Holdings II borrowed $350.0 million in interim debt financing under a credit agreement dated October 3, 2006 with JP Morgan. The loan was collateralized by a first priority lien on all of Holdings II common stock. The maturity date of the loan was July 3, 2006, with an interest rate of 10%. The loan agreement contained representations and warranties, covenants and conditions usual for a transaction of this type. Covenants contained in the loan include, among other things, restrictions on the incurrence of indebtedness, the payment dividends, redemption of capital stock and making of certain investments, sales of assets and subsidiary stock, entering into sale and leaseback transactions, entering into agreements that restrict the payment of dividends by subsidiaries, or the repayment of intercompany loans and advances, entering into affiliate transactions, entering into mergers, consolidations and sales of substantially all of our assets, amending material debt instruments, and certain other activities.

          On February 14, 2006, upon closing of the initial public offering (IPO), the interim bank loan, together with accrued interest was paid in full.

EXCO Credit Agreement

          On March 17, 2006, EXCO Resources, Inc. and certain of its subsidiaries entered into an amended and restated credit agreement, or our credit agreement, with certain lenders, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Securities Inc., as sole bookrunner and lead arranger. This amendment established a new borrowing base of $750.0 million under our credit agreement reflecting the addition of the assets of TXOK. TXOK and its subsidiaries became guarantors of our credit agreement. The amendment also provided for an extension of our credit agreement maturity date to December 31, 2010. The borrowing base is redetermined each November 1 and May 1, beginning November 1, 2006. Our borrowing base is determined based on a number of factors including commodity prices. We use derivative financial instruments to lessen the impact of volatility in commodity prices. Financial covenants under the amended credit agreement require that we:

  •
  maintain a consolidated current ratio (as defined under our credit agreement) of at least 1.0 to 1.0 at the end of any fiscal quarter; and

  •
  not permit our ratio of consolidated indebtedness to consolidated EBITDAX (as defined under our credit agreement) to be greater than 3.5 to 1.0 at the end of each fiscal quarter.

          Borrowings under our credit agreement are collateralized by a first lien mortgage providing a security interest in 90% of our oil and natural gas properties including TXOK's Oklahoma properties and North Coast Energy, Inc. and their respective subsidiaries. Our borrowings are collateralized by a first lien mortgage providing a security interest in the value of our Proved Reserves which is at least 125% of the aggregate commitment. The aggregate commitment is the lesser of (i) $1.25 billion and (ii) the borrowing base, however, the initial aggregate commitment was $300.0 million. This aggregate commitment increased to $500.0 million on May 11, 2006, was reduced to $400.0 million on October 2, 2006, and was increased back to $500.0 million on February 2, 2007.

          At our option, borrowings under our credit agreement accrue interest at one of the following rates:

  •
  the sum of (i) the greatest of the administrative agent's prime rate, the base CD rate plus 1.0% or the federal funds effective rate plus 0.50% and (ii) an applicable margin, which ranges from 0.0% up to 0.75% depending on our borrowing usage; or

  •
  the sum of (i) LIBOR multiplied by the statutory reserve rate and (ii) an applicable margin, which ranges from 1.0% up to 1.75% depending on our borrowing usage.

          We typically elect to borrow funds using the LIBOR interest rate option described above. At December 31, 2005 and 2006, the six month LIBOR rates were 4.70% and 5.37% which would result in interest rates of approximately 5.95% and 6.62%, respectively, on any new indebtedness we may incur under the credit agreement. At December 31, 2005 and 2006, we had $1,000 and $339.0 million respectively, of outstanding indebtedness under our credit agreement.

          Additionally, the credit agreement contains a number of other covenants regarding our liquidity and capital resources, including restrictions on our ability to incur additional indebtedness, restrictions on our ability to pledge assets, and a prohibition on the payment of dividends on our common stock. As of December 31, 2006, we were in compliance with the covenants contained in our credit agreement.

          In connection with the contribution by EXCO Resources to EXCO Partners of EXCO Resources' East Texas assets, EXCO Resources entered into an amendment to its credit agreement ("First Amendment"). The First Amendment generally consents to and facilitates the contribution of the East Texas assets to EXCO Partners and provides that EXCO Partners, its subsidiaries and its general partners, all of which are subsidiaries of EXCO are unrestricted subsidiaries under our credit agreement, are not subject to the terms thereof and are no longer guarantors thereof. In addition, the assets contributed by EXCO Resources were released from the mortgages securing the credit agreement. Moreover, the assets of EXCO Partners and its subsidiaries have not been pledged under our credit agreement and none of EXCO Partners or the other unrestricted subsidiaries have guaranteed our credit agreement. The First Amendment also provides that the borrowing base under the credit agreement shall be reduced to $600.0 million, with an aggregate commitment of $400.0 million (increased back to $500.0 million on February 2, 2007). The First Amendment also revises the covenants regarding the format of the financial statements to be delivered by EXCO Resources and consents to the contingent equity contribution obligation described below under "EXCO Resources Equity Contribution Agreement" subject to certain conditions. The First Amendment also amends certain covenants to address the relationship with EXCO Partners. Prior to any public offering by EXCO Partners, EXCO Resources may not permit the subsidiaries through which EXCO Resources owns the equity of EXCO Partners to incur any indebtedness or incur any lien. Prior to any public offering by EXCO Partners, EXCO Resources is required to own 100% of the equity of EXCO Partners. As of February 28, 2007, $407.0 million of indebtedness was outstanding under our credit agreement and we had $91.5 million of availability under our credit agreement. Our consolidated debt as of February 28, 2007, which includes EPOP's debt, our credit facility and 7 1/4% senior notes totals $2.2 billion. The debt incurred in the Winchester acquisition is more fully described below. We are in compliance with the financial covenants of the EXCO Credit Agreement as of December 31, 2006.

EPOP Revolving Credit Facility

          To finance the Winchester acquisition and the $150.0 million payment to EXCO Resources for its East Texas assets, EXCO Partners' wholly-owned subsidiary, EPOP, entered into a Senior Revolving Credit Agreement, or EPOP Revolving Credit Facility dated October 2, 2006, with a group of lenders led by JPMorgan Chase Bank, N.A. The EPOP Revolving Credit Facility has a face amount of $750.0 million with an initial borrowing base of $750.0 million and an initial conforming borrowing base of $650.0 million. The conforming borrowing base is the amount of borrowings upon which interest is computed on a lower premium to LIBOR than borrowings which exceed the conforming borrowing base. The borrowing base must be conforming by April 1, 2007. The EPOP Revolving Credit Facility is secured by a first priority lien on the assets of EPOP, including 100% of the equity of EPOP's subsidiaries, and is guaranteed by all existing and future subsidiaries. We executed an amendment dated effective as of December 31, 2006, the EPOP Revolver First Amendment, which amends certain financial covenants contained in the EPOP Revolving Credit Facility. The EPOP Revolver Amendment was sought due to our inability to comply with the leverage ratio and interest coverage ratio tests, as defined below, as of December 31, 2006. The original financial covenant ratios were negotiated assuming a more accelerated drilling program, which would have resulted in higher forecasted production. In addition, interest expense attributable to the EPOP Senior Term Credit Agreement was higher than originally forecast as the final negotiated interest rate exceeded our initial estimates when the covenants were being negotiated. Management and the lenders believe these revised covenants are more consistent with the actual operational activities contemplated at EPOP during 2007. As amended, the EPOP Revolving Credit Facility contains the following financial covenants:

  •
  EPOP's Consolidated Current Ratio (as defined) as of the end of any fiscal quarter ending after September 30, 2006 is not permitted to be less than 1.00 to 1.00. The EPOP Revolver Amendment did not revise this covenant.

  •
  EPOP's ratio of (A) Consolidated Funded Indebtedness (as defined) as of the end of a fiscal quarter to (B) Consolidated EBITDAX (as defined) shall not be greater than:

  •
  6.00 to 1.00 (increased from 5.00 to 1.00) for the quarter ending December 31, 2006. For purposes of the December 31, 2006 Consolidated EBITDAX, the December 31, 2006 quarter shall be multiplied by four (4);

  •
  5.50 to 1.00 (increased from 4.00 to 1.00) for the first and second quarters of 2007 (Consolidated EBITDAX calculated using a defined trailing period multiplied by a fraction);

  •
  5.50 to 1.00 (increased from 4.00 to 1.00) for the quarter ended September 30, 2007 (with Consolidated EBITDAX calculated using, for this quarter and all subsequent quarters, the trailing four quarter period ending on such date);

  •
  5.25 to 1.00 (increased from 4.00 to 1.00) for the quarter ended December 31, 2007, and

  •
  4.00 to 1.00 (unchanged) for any quarter ending on or after March 31, 2008.

  •
  EPOP will not permit its ratio of Consolidated EBITDAX to Consolidated Interest Expenses (as defined) to be less than:

  •
  1.50 to 1.00 (lowered from 2.50 to 1.00) as of the quarter ended December 31, 2006 (Consolidated EBITDAX and Consolidated Interest Expenses for such quarter to be multiplied by four);

  •
  1.75 to 1.00 (lowered from 2.50 to 1.00) for the first and second quarters of 2007 (Consolidated EBITDAX and Consolidated Interest Expenses calculated using a defined trailing period multiplied by a fraction);

  •
  1.75 to 1.00 (lowered from 2.50 to 1.00) for the quarter ended September 30, 2007 (with Consolidated EBITDAX and Consolidated Interest Expenses calculated using, for this quarter and all subsequent quarters, the trailing four quarter period ending on such date);

  •
  2.00 to 1.00 (lowered from 2.50 to 1.00) as of the quarter ended December 31, 2007, and

  •
  2.50 to 1.00 (unchanged) for any quarter ending on or after March 31, 2008.

  •
  Finally, EPOP will not permit its ratio of net present value (calculated pursuant to the terms of the EPOP Revolving Credit Facility) to Consolidated Funding Indebtedness (as defined) to be less than (i) 1.15 to 1.00 (unchanged) determined as of December 31, 2006 or (ii)1.25 to 1.00 (unchanged) determined as of each succeeding June 30 and December 31.

          The EPOP Revolving Credit Facility, as amended, contains representations, warranties, covenants, events of default, and indemnities customary for agreements of this type. The EPOP Revolving Credit Facility matures four years from the closing date and has an initial drawn interest rate of LIBOR + 175 basis points ("bps") and an undrawn commitment fee of 37.5 bps on the first $650.0 million of the EPOP Revolving Credit Facility. To the extent usage exceeds the initial conforming borrowing base, the EPOP Revolving Credit Facility will have an initial drawn interest rate of LIBOR + 250 bps and an undrawn commitment fee of 50 bps on the portion of the borrowings that exceed the initial conforming borrowing base. Finally, as a condition precedent to the funding of the EPOP Revolving Credit Facility, EPOP is required to hedge 75% of proved developed producing production through 2010. The repayment obligation under this facility can be accelerated upon the occurrence of an event of default including the failure to pay principal or interest, a material inaccuracy of a representation or warranty, failure to observe or perform covenants, subject to certain cure periods, bankruptcy, judgments against EPOP or any subsidiary in excess of $5.0 million or a change of control (as defined) of EPOP. The initial amount borrowed under this facility was $651.0 million at closing of the Winchester merger and the weighted average interest rate as of December 31, 2006, is 7.19%. As of February 28, 2007, $643.5 million was outstanding under this facility. We are in compliance with the financial covenants, as amended, pursuant to the EPOP Revolver First Amendment as of December 31, 2006.

EPOP Senior Term Credit Agreement

          In connection with the Winchester acquisition and the EXCO Resources asset contribution, EPOP entered into the EPOP Senior Term Credit Agreement, dated October 2, 2006 (as amended and restated as of October 13, 2006), with JPMorgan Chase Bank, N.A., as administrative agent. The aggregate principal amount is $650.0 million. The EPOP Senior Term Credit Agreement is secured by a second priority lien on all of the properties securing the EPOP Revolving Credit Facility, including 100% of the stock of subsidiaries, and is guaranteed by all existing and future subsidiaries. Financial covenants governing the EPOP Senior Term Credit Agreement include the same net present value ratio contained in the EPOP Revolving Credit Facility, a Leverage Ratio computed similarly to the covenant contained in the EPOP Revolving Credit Facility that cannot exceed 5.50 to 1.00 for applicable periods, and an Interest Coverage Ratio that cannot be less than 2.00 to 1.00 for any applicable period. The debt covenant tests for the EPOP Senior Term Credit Agreement begin with the quarter ended March 31, 2007. In addition, EPOP cannot make Capital Expenditures (as defined) exceeding $125.0 million in any fiscal year. The EPOP Senior Term Credit Agreement contains representations, warranties, covenants, events of default and indemnities customary for agreements of this type. The EPOP Senior Term Credit Agreement has an interest rate of LIBOR + 600 bps, with 25 bps step-ups on October 2, 2007 and January 2, 2008, and a total cap of LIBOR + 650 bps. Additionally, the EPOP Senior Term Credit Agreement matures five years from the closing date, requires payments of principle at 1% per year, with the balance of unpaid principle due at maturity. Upon an initial public offering by EXCO Partners, EPOP shall prepay the principal outstanding (plus accrued interest) under the EPOP Senior Term Credit Agreement at par plus an applicable premium. Commencing with the fiscal year ended December 31, 2007, and each year thereafter, EPOP must apply 100% of its Excess Cash Flow (as defined in the EPOP Senior Term Credit Agreement) toward prepayment at par of the EPOP Senior

Term Credit Agreement. Such payments shall be made no later than the later of April 15 or five business days following delivery of the annual financial statements required under the EPOP Senior Term Credit Agreement. Any principal payment prior to the first anniversary, other than the mandatory cash flow and amortization prepayments described above, must be paid at 102% of the principal amount and after the first anniversary date to and including the second anniversary at 101% of par. Thereafter, any prepayments are at par. The repayment obligation under this facility can be accelerated upon the occurrence of an event of default including the failure to pay principal or interest, a material inaccuracy of a representation or warranty, failure to observe or perform covenants, subject to certain cure periods, bankruptcy, judgments against EPOP or any subsidiary in excess of $5.0 million or a change of control (as defined) of EPOP.

EXCO Resources Equity Contribution Agreement

          In connection with the arrangement of the EPOP Senior Term Credit Agreement, the lenders required EXCO Resources to enter into an Equity Contribution Agreement, dated October 2, 2006, and amended and restated on October 4, 2006 and October 13, 2006 (as amended and restated, the "ECA"). The ECA generally provides that on the date 18 months from October 2, 2006 (Equity Contribution Date), EXCO Resources will make a cash common equity contribution to EPOP in an amount equal to the lesser of (i) $150.0 million or (ii) the aggregate amount then outstanding under the EPOP Senior Term Credit Agreement; provided, that in no event can this obligation exceed during the term of the ECA the maximum amount that EXCO Resources could contribute under the terms of the Indenture governing its senior notes. Alternatively, EXCO Resources can cause EXCO Partners to make the equity contribution to EPOP in the amount of $150.0 million to satisfy this obligation. In lieu of requiring the equity contribution, the holders of at least 66 2/3% of the aggregate principal amount of the loans outstanding under the EPOP Senior Term Credit Agreement can elect at the Equity Contribution Date to require EPOP and its subsidiaries to become "Restricted Subsidiaries" under the credit agreement and require EXCO Resources to provide, and cause all then restricted subsidiaries as defined and constituted under the credit agreement to provide, guarantees and collateral in respect of the EPOP Senior Term Credit Agreement on terms substantially consistent with the guarantees and collateral provided under its credit agreement. This requirement is subject to compliance with the credit agreement. Any cash so contributed shall be used by EPOP to prepay loans under the EPOP Senior Term Credit Agreement. EXCO Resources is prohibited from making restricted payments (as defined in the Indenture) that would constitute a utilization of the Indenture restricted payment baskets, other than restricted payments not to exceed $5.0 million In addition, EXCO Resources has covenanted to redeem or defease its senior notes if the Indenture would not permit the equity contribution or the lenders' election to cause EXCO Resources to designate EPOP and its subsidiaries as restricted subsidiaries under the credit agreement (subject to certain restrictions on the indebtedness that may be incurred for any such redemption or defeasance if the election to cause the designation of EPOP as a restricted subsidiary is chosen). The ECA will terminate upon payment in full of the EPOP Senior Term Credit Agreement.

7 1/4% senior notes due January 15, 2011

          On January 20, 2004, EXCO completed the private placement of $350.0 million aggregate principal amount of 7 1/4% senior notes due January 15, 2011 pursuant to Rule 144A and Regulation S under the Securities Act of 1933 (Securities Act) at a price of 100% of the principal amount. The net proceeds of the offering were used to acquire North Coast, pay down debt under our credit facilities and North Coast's credit facility, repay our senior term loan in full and pay fees and expenses associated with those transactions.

          Concurrent with the issuance of the senior notes, we wrote off $0.9 million of costs incurred in January 2004 to secure interim loan financing which was not utilized upon issuance of the senior notes and deferred financing costs of approximately $0.7 million related to the senior term loan, which was retired with the proceeds of the senior notes. These amounts are reflected in the consolidated statements of operations as interest expense.

          On April 13, 2004, EXCO completed a private placement of an additional $100.0 million aggregate principal amount of the senior notes pursuant to Rule 144A, having the same terms and governed by the same Indenture as the notes issued on January 20, 2004. The notes issued on April 13, 2004 were issued at a price of 103.25% of the principal amount plus interest accrued since January 20, 2004. The net proceeds of the April 13, 2004 offering were used to repay substantially all of our outstanding indebtedness under our Canadian credit agreement and pay fees and expenses associated therewith.

          On May 28, 2004, EXCO concluded an exchange offer of $450.0 million aggregate principal amount of our senior notes, which were privately placed in January and April 2004, for $450.0 million aggregate principal amount of our senior notes that have been registered under the Securities Act. Holders of all but $0.3 million of the senior notes elected to accept our exchange offer.

          The Equity Buyout was a change of control under the Indenture governing the senior notes. As a result of this change of control and also in connection with the sale of Addison, on November 2, 2005, we commenced an offer to the holders of senior notes to repurchase up to $120.6 million of senior notes at 100% of the principal amount plus accrued and unpaid interest of the notes pursuant to the Indenture. Simultaneously therewith, we commenced an offer to repurchase all outstanding senior notes at 101% of the principal amount plus accrued and unpaid interest in connection with the change in control provision contained in the Indenture as a result of the Equity Buyout. Holders of $5.3 million in aggregate principal amount of the senior notes were tendered to and purchased by us in December 2005 as a result of these offers for total consideration of $5.5 million including accrued plus unpaid interest and the applicable premium. As a result of the repurchase of these senior notes, we recognized a gain upon the early extinguishment of these notes in the amount of approximately $151,000 during the 90 day period from October 3, 2005 to December 31, 2005 which has been reflected in other income on our consolidated statements of operations. Upon completion of the offer to repurchase related to the Addison sale, the second lien security interest on $120.6 million of the proceeds from the sale and the general restrictions under the Indenture on the entire proceeds was terminated.

          Interest is payable on the senior notes semi-annually in arrears on January 15 and July 15 of each year. The senior notes mature on January 15, 2011. Prior to January 15, 2007, EXCO may redeem all, but not less than all, of the senior notes in cash at a redemption price equal to 100% of the principal amount of the notes plus a premium. We may redeem some or all of the senior notes beginning on January 15, 2007 for the redemption price set forth in the notes.

          As part of the "pushdown accounting" resulting from the Equity Buyout, the senior notes were recorded at their fair value of $468.0 million on October 3, 2005. The resulting premium of

$18.0 million in excess of the aggregate principal amount is being amortized over the remaining life of the senior notes. The unamortized premium was $14.1 million at December 31, 2006. The purchase of the $5.3 million in aggregate principal amount of senior notes tendered to us as discussed above reduced the premium to be amortized by approximately $202,000.

          The Indenture governing the senior notes contains covenants which limit our ability and the ability of certain of our subsidiaries to:

  •
  incur or guarantee additional debt and issue certain types of preferred stock;

  •
  pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

  •
  make investments;

  •
  create liens on our assets;

  •
  enter into sale/leaseback transactions;

  •
  create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

  •
  engage in transactions with our affiliates;

  •
  transfer or issue shares of stock of subsidiaries;

  •
  transfer or sell assets; and

  •
  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

          The estimated fair value of our senior notes at December 31, 2006 was $453.6 million as compared to the carrying amount of $458.8 million (including $14.1 million of unamortized premium). The fair value of the senior notes is estimated based on quoted market prices for the senior notes.

          Following is the principal maturity schedule for the debt outstanding as of December 31, 2006 (in thousands):

Amount
2007	$6,500
2008	6,435
2009	6,371
2010	988,807
2011	1,069,107
Thereafter	—

Total	$2,077,220

9.    Environmental regulation

          Various federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our operations and the costs of our oil and natural gas exploitation, development and production operations. We do not anticipate that we will be required in the foreseeable future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because these laws and regulations are constantly being changed, we are unable to predict the conditions and other factors over which we do not exercise control that may give rise to environmental liabilities affecting us.

10.    Commitments and contingencies

          We lease our offices and certain equipment. Our rental expenses were approximately $0.6 million, $0.6 million, $0.2 million and $1.7 million for the year ended December 31, 2004, for the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively. Our future minimum rental payments under operating leases with remaining noncancellable lease terms at December 31, 2006, are as follows (in thousands):

Amount
2007	$5,834
2008	5,198
2009	4,679
2010	4,618
2011	1,620
Thereafter	2,235

Total	$24,184

          We regularly enter into agreements with contract drilling companies which commit us to utilize, or to pay for if not utilized, the use of drilling rigs in east Texas. As of December 31, 2006, the minimum amount that we are obligated to pay under these contracts is $78.6 million.

          On October 11, 2006, a putative class action was filed against our subsidiary, North Coast Energy, Inc. The case is styled PRC Holdings, LLC, et al. v. North Coast Energy, Inc. and was filed in the Circuit Court of Roane County, West Virginia. This action has been removed to the United States District Court for the Southern District of West Virginia. The action has been brought by certain landowners and lessors in West Virginia for themselves and on behalf of other similarly situated landowners and lessors in West Virginia. The lawsuit alleges that North Coast Energy, Inc. has not been paying royalties to the plaintiffs in the manner required under the applicable leases, has provided misleading documentation to the plaintiffs regarding the royalties due, and has breached various other contractual, statutory and fiduciary duties to the plaintiffs with regard to the payment of royalties. In a case styled The Estate of Garrison Tawney v. Columbia Natural Resources, LLC announced in June 2006, the West Virginia Supreme Court held that language such as "at the wellhead" and similar language contained in leases when used in describing how to calculate royalties due lessors was ambiguous and, therefore, should be construed strictly against the lessee. Accordingly, in the absence of express language in a lease that is intended to allocate between a lessor and lessee post-production costs such as the costs of marketing the product and transporting it to the point of sale, no post-production costs may be deducted from the lessor's royalty payment due from the lessee. The claims alleged by the plaintiffs in the lawsuit filed against us are similar to the claims alleged in the Tawney case. Plaintiffs are seeking common law and statutory compensatory and punitive damages, interest and costs and other remedies. We are vigorously defending the existing lawsuit. The action is in a very preliminary stage. The preliminary status of the lawsuit leaves the ultimate outcome of this litigation uncertain. We believe that we have substantial defenses to this lawsuit and that the adverse affects from this litigation, if any, are reflected in our financial statements and we do not expect the ultimate outcome of the lawsuit to have a material effect on our financial position, results of operations or cash flows.

          In the ordinary course of business, we are periodically a party to lawsuits. We do not believe that any resulting liability from existing legal proceedings, individually or in the aggregate, will have a materially adverse effect on our results of operations or financial condition.

11.    Employee benefit plans

          We sponsor two 401(k) plans for our U.S. employees and match up to 100% of employee contributions based on years of service with us. Our matching contributions of $0.4 million, $0.4 million, $95,000 and $1.1 million for the year ended December 31, 2004, for the 275 day period from January 1, 2005 to October 2, 2005, for the 90 day period from October 3, 2005 to December 31, 2005 and for the year ended December 31, 2006, respectively, have been included as general and administrative expense.

12.    Bonus retention program

          Prior to entering into the Equity Buyout, Holdings established a bonus retention program in 2003 to provide an incentive for the employee stockholders of Holdings to remain employed with the company and its subsidiaries. The program provided for equal quarterly payments to the employee stockholders totaling $1.8 million on an annual basis. For the year ended December 31, 2004, we included approximately $1.4 million in general and administrative expense and $0.4 million in income from operations of discontinued operations related to this program.

          The payments to employee stockholders were to continue for four years unless the employee stockholder voluntarily terminated employment or was dismissed for cause, at which time the payments would cease. On February 10, 2005, in conjunction with the sale of Addison, the Addison employee bonus retention plan was terminated and all bonus retention amounts payable, aggregating approximately $1.0 million, were accelerated and paid in full pursuant to the terms of the plan. This amount has been included in the loss from operations of discontinued operations during the 275 day period from January 1, 2005 to October 2, 2005. The Equity Buyout on October 3, 2005 constituted a change of control as defined in the agreement. As a result, the employee bonus retention plan was terminated resulting in an additional charge of $2.6 million. Accordingly, all bonus retention amounts payable, aggregating approximately $2.8 million, were accelerated and paid in full pursuant to the terms of the plan. As a result, we have included this amount in general and administrative expense related to this program during the 275 day period from January 1, 2005 to October 2, 2005.

13.    Earnings per share

          The following table presents basic and diluted earnings (loss) per share for the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006 (in thousands, except per share amounts):

	Predecessor		Successor
	Year ended December 31, 2004	For the 275 day period from January 1, 2005 to October 2, 2005	For the 90 day period from October 3, 2005 to December 31, 2005	Year ended December 31, 2006
Basic earnings per share:
Income (loss) from continuing operations	$(19,903)	$(137,216)	$16,350	$138,954
Income from discontinued operations	25,916	122,032	—	—

Net income	$6,013	$(15,184)	$16,350	$138,954

Shares:
Weighted average number of common shares outstanding	115,947	116,504	47,222	96,727

Basic earnings (loss) per share:
Continuing operations	$(0.17)	$(1.18)	$0.35	$1.44
Discontinued operations	0.22	1.05	—	—

Total basic earnings per share	$0.05	$(0.13)	$0.35	$1.44

Diluted earnings per share:
Income (loss) from continuing operations	$(19,903)	$(137,216)	$16,350	$138,954
Income from discontinued operations	25,916	122,032	—	—

Net income	$6,013	$(15,184)	$16,350	$138,954

Shares:
Weighted average number of common shares outstanding	115,947	116,504	47,222	96,727
Dilutive effect of stock options	—	—	—	1,726

Weighted average common shares and common stock equivalents	115,947	116,504	47,222	98,453

Diluted earnings (loss) per share:
Continuing operations	$(0.17)	$(1.18)	$0.35	$1.41
Discontinued operations	0.22	1.05	—	—

Total diluted earnings per share	$0.05	$(0.13)	$0.35	$1.41

          As a result of the loss from continuing operations for the year ended December 31, 2004 and the 275 day period from January 1, 2005 to October 2, 2005, the potential common stock equivalents from the assumed conversion of stock options of 5,097,369 and 8,801,351, respectively, have been excluded from the diluted EPS calculation. For financial accounting purposes, the Class B shares of Holdings for the year ended December 31, 2004 and the 275 day period from January 1, 2005 to October 2, 2005, were considered to be a "variable" plan since a holder of the shares had to be employed at the date of a change in control to receive fair value for the Class B shares. As a result, the Class B shares have been excluded from per share calculations as required under SFAS No. 128.

14.    Stock transactions

Stock options

          As discussed in "Note 2. Summary of significant accounting policies", certain of our employees were granted Holdings stock options under the Holdings Plan. The following table summarizes Holdings stock option activity under the Holdings Plan, which were canceled upon consummation of the Equity Buyout:

	Stock Options	Weighted Average Exercise Price Per Share
Options outstanding at December 31, 2004	8,801,354	$3.00
Granted	194,630	$3.57
Expired or canceled	324,078	$3.00
Exercised	—	—
Cash-out in connection with equity buyout	8,671,906	$3.01

Options exerciseable at October 3, 2005	—	$—

          All of the issued and outstanding Holdings stock options as of October 3, 2005 were purchased by Holdings as a part of the Equity Buyout transaction. This resulted in a charge of $17.8 million to general and administrative expense during the 275 day period from January 1, 2005 to October 2, 2005.

          The 2005 Incentive Plan provides for the granting of options to purchase up to 10,000,000 shares of EXCO's common stock. The options expire ten years following the date of grant and have a weighted average remaining life of 9.19 years. Pursuant to the 2005 Incentive Plan, 25% of the options vest immediately with an additional 25% to vest on each of the next three anniversaries of the date of the grant. As of December 31, 2006, there were 1,574,475 shares available to be granted under the Plan.

          The following table summarizes stock option activity related to our employees under the 2005 Incentive Plan:

	Stock options	Weighted average exercise price per share	Weighted average remaining terms (in years)	Aggregate intrinsic value
Options outstanding at October 3, 2005	—	$—
Granted	4,992,650	$7.50
Forfeitures	19,575	$7.50
Exercised	—	$—

Options outstanding at December 31, 2005	4,973,075	$7.50

Granted	3,615,700	$14.02
Forfeitures	163,250	$8.83
Exercised	158,152	$7.97

Options outstanding at December 31, 2006	8,267,373	$10.32	9.19	$54,505

Options exercisable at December 31, 2006	3,179,474	$9.33	9.04	$24,116

          The weighted average grant date fair value of stock options granted during the years 2005 and 2006 were $2.29 and $4.75, respectively. The total intrinsic value of stock options exercised for the 90 day period from October 3, 2006 and the year ended December 31, 2006 was $0 and $0.9 million, respectively.

          The following summarizes the status of the non-vested stock options as of December 31, 2006 and changes for the year ended December 31, 2006:

	Number of shares	Weighted average grant date fair value
Nonvested January 1, 2006	3,728,962	$2.29
Granted	3,615,700	4.75
Forfeitures	(163,250)	2.79
Vested	(2,093,513)	3.35

Nonvested at December 31, 2006	5,087,899	$3.59

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Options are granted at the fair market value of the common stock on the date of grant. The following assumptions were used for the options included in the above table:

	2005	2006
Expected life	4 years	4 years
Risk-free rate of return	4.22%	4.22% - 5.13%
Volatility	30.40%	30.40% - 35.58%
Dividend yield	0%	0%

          As required by SFAS 123(R), the granting of options under the 2005 Incentive Plan to our employees are share-based payment transactions and are to be treated as compensation expense by us with a corresponding increase to additional paid-in capital. Volatility was determined based on the weighted average of historical volatility of the common stock of the Predecessor for .25 years and the daily closing prices from five comparable public companies. Total share-based compensation for the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006 was $3.2 million and $7.9 million, of which $2.2 million and $6.5 million is included in general and administrative expense and $1.0 million and $1.4 million was capitalized as part of proved developed and undeveloped oil and natural gas properties, respectively, as discussed in "Note 2. Summary of significant accounting policies." Total share-based compensation to be recognized on unvested awards is $15.5 million over a weighted average period of 2.40 years as of December 31, 2006.

          As discussed in "Note 1. Organization," the Class B common stock issued in July 2003 was considered to be a "variable" plan for financial reporting purposes. As a result, we recognized a non-cash charge of approximately $44.1 million during the 275 day period from January 1, 2005 to October 2, 2005 related to the Class B common stock.

15.    Income taxes

          The income tax provision attributable to our income (loss) before income taxes consists of the following:

	Predecessor		Successor
	Year ended December 31, 2004	For the 275 day period from January 1, 2005 to October 2, 2005	For the 90 day period from October 3, 2005 to December 31, 2005	Year ended December 31, 2006
	(in thousands)
Current:
U.S.
Federal	$—	$(3,563)	$(7,020)	$—
State	1,445	(668)	(1,315)	—

Total current income tax (benefit)	1,445	(4,231)	(8,335)	—

Deferred:
U.S.
Federal	4,681	(49,881)	12,949	80,697
State	(91)	(9,586)	3,017	8,704
Canadian	(909)	—	—	—

Total deferred income tax (benefit)	3,681	(59,467)	15,966	89,401

Total income tax (benefit)	$5,126	$(63,698)	$7,631	$89,401

          We have net operating loss carryforwards (NOLs) for United States income tax purposes that have either been generated from our operations or were purchased in our acquisitions. Our ability to use the purchased NOLs has been restricted by Section 382 of the Internal Revenue Code due to ownership changes which occurred on December 19, 1997 and July 29, 2003, the change in ownership of Rio Grande, Inc. which occurred on March 16, 1999, as well as the Equity Buyout, which occurred on October 3, 2005. We estimate that approximately $7.9 million of the NOLs limited by Section 382 will expire prior to their utilization. Expiration is expected to occur from 2007 through 2016. Our NOL available for utilization at December 31, 2006 is approximately $129.3 million.

          Prior to the fourth quarter of 2004, we had not provided for any U.S. deferred income taxes on the undistributed earnings of Addison, our former Canadian subsidiary, based upon the determination that those earnings would be indefinitely reinvested in Canada. On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. In February 2005, we repatriated Cdn. $74.5 million (U.S. $59.6 million) in an extraordinary dividend, as defined in the Act, from Addison. Accordingly, we recognized a tax liability of $8.2 million as of December 31, 2004 related to the extraordinary dividend. This dividend represented a substantial portion of the undistributed earnings of Addison, based upon its earnings and profits as determined under U.S. federal income tax law, as of December 31, 2004. As a result of certain technical corrections to the Act, we recognized a benefit of $2.1 million in our current income taxes during the 275 day period from January 1, 2005 to October 2, 2005 related to this dividend. This additional $2.1 million benefit has been recognized as a component of taxes from continuing operations pursuant to SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109) and Emerging Issues Task Force 93-13, "Effect of a Retroactive Change in Enacted Tax Rates That is Included in Income from Continuing Operations" (EITF 93-13), which require that the tax effect of a change in enacted tax rates be allocated to continuing operations without regard to whether the item giving rise to the effect is a component of discontinued operations. On May 18, 2006, the Texas governor signed into law a Texas Margin tax that replaces the current franchise tax effective January 1, 2007. We had recorded the effect of the change in tax rate on our existing deferred balances in the second quarter of 2006. Our deferred income tax related to the Texas Margin tax is $0.9 million at December 31, 2006.

          For the year ended December 31, 2004, we recognized a deferred income tax benefit of approximately $0.9 million related to Canadian legislation which became effective in May 2004 to phase in reduced income tax rates and allow for deductibility of crown royalties. This amount has been reflected as an income tax benefit in continuing operations pursuant to the provisions of SFAS No. 109 and EITF 93-13 as discussed above.

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows:

	December 31,
	2005	2006
	(in thousands)
Current deferred tax assets (liabilities):
Basis difference in fair value of derivative financial instruments	$26,605	$(32,639)
Other	3,363	—

Total current deferred tax assets (liabilities)	$29,968	$(32,639)

Long-term deferred tax assets:
Net operating loss carryforwards — U.S.	$1,879	$48,654
Basis difference in fair value of derivative financial instruments	34,300	32,684
Purchase accounting adjustment to bond premium	5,456	9,511
Share-based compensation	437	1,234
Other	3	118

Total long-term deferred tax assets	42,075	92,201

Deferred tax liabilities:
Book basis of oil and natural gas properties in excess of tax basis — U.S.	(176,677)	(258,337)
Taxes on undistributed earnings of foreign subsidiary — U.S.	(310)	—

Total deferred liabilities	(176,987)	(258,337)

Net noncurrent deferred tax liabilities	$(134,912)	$(166,136)

          A reconciliation of our income tax provision (benefit) computed by applying the statutory United States federal income tax rate to our income (loss) before income taxes for the year ended December 31, 2004, for the 275 day period from January 1, 2005 to October 2, 2005, the 90 day period from October 3, 2005 to December 31, 2005 and the year ended December 31, 2006 is presented in the following table:

	Predecessor		Successor
	Year ended December 31, 2004	For the 275 day period from January 1, 2005 to October 2, 2005	For the 90 day period from October 3, 2005 to December 31, 2005	Year ended December 31, 2006
	(in thousands)
United States federal income taxes (benefit) at statutory rate of 35%	$(5,120)	$(70,293)	$8,393	$79,925
Increases (reductions) resulting from:
Undistributed earnings of foreign subsidiary	8,237	—	—	—
Foreign tax items	—	644	(2,996)	—
Change in Canadian tax rates	(909)	—	—	—
Change in U.S. tax law related to Canadian dividend	—	(2,075)	—	—
Adjustments to the valuation allowance	—	—	—	—
Non-deductible compensation	—	15,432	604	1,420
Non-deductible intercompany foreign interest expense	1,840	—	—	—
State taxes net of federal benefit	880	(6,665)	1,095	8,704
Other	198	(741)	535	(648)

Total income tax provision	$5,126	$(63,698)	$7,631	$89,401

16.    Related party transactions

TXOK acquisition

          On September 16, 2005, Holdings (formerly Holdings II) incorporated TXOK Acquisition, Inc. (TXOK), a Delaware corporation with a $1,000 investment in TXOK common stock. TXOK was formed to acquire (i) all of the issued and outstanding shares of common stock of ONEOK Energy Resources Company (ONEOK Energy) and (ii) all of the issued and outstanding membership interests of ONEOK Energy Resources Holdings, LLC (ONEOK Energy LLC) (collectively ONEOK Energy). ONEOK Energy was wholly-owned by ONEOK, Inc., a Tulsa-based public utility company.

          The ONEOK Energy acquisition closed on September 27, 2005. The purchase price paid at closing, based upon adjustments as of that date, was $633.0 million, net of contractual adjustments. Effective upon closing, ONEOK Energy and ONEOK Energy LLC became wholly-owned subsidiaries of TXOK.

          TXOK funded the ONEOK Energy acquisition with (i) $20.0 million in private debt financing, $15.0 million of which was provided by Mr. Boone Pickens, one of our directors; (ii) the issuance of $150.0 million of TXOK preferred stock to BP EXCO Holdings LP, an entity controlled by Mr. Pickens; (iii) the TXOK credit facility, with an initial borrowing base of $325.0 million, of which approximately $308.8 million was drawn at the closing of the ONEOK Energy acquisition; and (iv) the TXOK second lien term loan facility of $200.0 million. Neither Holdings nor EXCO Resources were an obligor or guarantor with respect to these financings; however, Holdings (formerly

Holdings II) pledged its stock in TXOK as collateral security for payment of the TXOK credit facility and the TXOK term loan.

          On October 7, 2005 Holdings made an additional $20.0 million investment in TXOK. Holdings' additional investment was partially funded by an advance of $4.0 million from EXCO Resources. TXOK used these proceeds to repay the $20.0 million in private debt financing described in (i) above. Following the Equity Buyout, Holdings made payments on behalf of EXCO Resources of approximately $10.0 million, including bank fees associated with the interim bank loan that was pushed down to us. As of December 31, 2005, we had a net liability to Holdings of $6.1 million.

          On February 14, 2006, in connection with our IPO, EXCO advanced TXOK $158.8 million to redeem its preferred stock and TXOK became our wholly-owned subsidiary. The TXOK preferred stock had full voting rights to vote with the TXOK common stock on all matters submitted to a vote by stockholders. Accordingly, holders of the TXOK preferred stock held voting control of TXOK prior to the February 14, 2006 redemption. If the TXOK preferred stock was not redeemed on or before September 27, 2006, the TXOK preferred stock and accumulated dividends would have automatically converted into common stock representing 90% of the outstanding common stock of TXOK. We used the equity method of accounting for our investment in TXOK until February 14, 2006, when TXOK became a wholly-owned subsidiary.

          Effective October 15, 2005, we entered into an agreement with TXOK to manage TXOK's business affairs. Mr. Pickens controlled TXOK through BP EXCO Holdings LP's ownership of the TXOK preferred stock. The agreement provided that we would provide TXOK with general management, treasury, finance, legal, audit, tax, information technology, and payroll and benefit administration services. TXOK agreed to reimburse us on a monthly basis for the total amount of compensation, taxes and benefits we provide to employees providing services to TXOK. TXOK also agreed to pay us $25,000 per month for the additional services that we provide, as well as reimbursement of all costs directly related to the operations of TXOK. We hired 57 people who were formerly employed by ONEOK and historically worked on these assets. TXOK reimbursed us for all compensation expenses of these employees. At December 31, 2005, we had approximately $2.6 million reflected in accounts receivable-related parties on our consolidated balance sheet as due to us from TXOK of which $0.3 million was to reimburse us for accrued, but unpaid, stock option compensation expense for our employees who are assigned to manage TXOK's business. On February 14, 2006, TXOK became our wholly-owned subsidiary and the accounts under the related party arrangements were settled.

Corporate use of personal aircraft

          We periodically charter, for company business, a jet aircraft from DHM Aviation, LLC, a company owned by Douglas H. Miller, our chairman and chief executive officer. The Board of Directors has adopted a written policy covering the use of this aircraft. The Company believes that prudent use of a chartered private airplane by our senior management while on company business can promote efficient use of management time. Such usage can allow for unfettered, confidential communications among management during the course of the flight and minimize airport commuting and waiting time, thereby promoting maximum use of management time for company business. However, we restrict the use of the aircraft to priority company business being conducted by senior management in a manner that is cost effective for us and our shareholders. As a result,

EXCO reimbursed use of the aircraft is restricted to company business. Such use must be approved in advance by Resources' President and Chief Financial Officer. We maintain a detailed written log of such usage specifying the company personnel (and others, if any) that fly on the aircraft, the travel dates and destination(s), and the company business being conducted. In addition, the log contains a detail of all charges paid or reimbursed by us with supporting written documentation.

          In the event the aircraft is chartered for a mixture of company business and personal use, all charges will be reasonably allocated between company reimbursed charges and charges to the person using the aircraft for personal use.

          At least annually, and more frequently if requested by the Audit Committee, our Director of Internal Audit surveys fixed base operators and other charter operators located at Dallas Love Field, Dallas, Texas to ascertain hourly flight rates for aircraft of comparable size and equipment in relation to the aircraft. This survey also ascertains other charges (including fuel surcharges) invoiced by such charter operators as well as out-of-pocket reimbursement policies. Such survey is supplied to the Audit Committee in order for the Audit Committee to establish an hourly rate and other charges EXCO shall pay for the upcoming calendar year for the use of the aircraft. The present hourly rate paid by EXCO to DHM Aviation, LLC is less than market rate for similar aircraft.

          We reimburse DHM Aviation, LLC at a rate of $3,600 per hour, including fuel surcharges, for use of the aircraft. During the year ended December 31, 2004, we paid DHM Aviation, LLC $0.5 million for use of the aircraft. For the 275 day period from January 1, 2005 to October 2, 2005 and the 90 day period from October 3, 2005 to December 31, 2005, we paid DHM Aviation, LLC $0.3 million and $0.1 million, respectively. Payments to DHM Aviation, LLC for the year ended December 31, 2006 were $0.4 million for use of the aircraft. During 2004, we were reimbursed a total of $93,000 of the aircraft fees by the underwriters of our senior notes offering.

Equity Buyout

          On October 3, 2005, Holdings II acquired all the capital stock of EXCO Holdings and subsequently merged into EXCO Holdings. Upon its formation, Holdings II issued 3,333,330 shares of common stock to its founders for $0.01 per share. This group of founders included Mr. Douglas H. Miller, who purchased 1,655,000 shares, Mr. Stephen F. Smith, who purchased 333,330 shares, Dr. J. Douglas Ramsey, who purchased 166,670 shares (these shares were issued to a limited partnership in which Dr. Ramsey owns a 98.0% limited partnership interest), and Mr. Harold L. Hickey, who purchased 166,670 shares, as well as a number of our employees. Each of these persons and many of our employees also exchanged shares of EXCO Holdings common stock for Holdings II common stock or purchased additional shares of Holdings II common stock for cash.

Suite

          The Company maintains a suite at the American Airlines Center in Dallas, Texas. The Company shares the suite with and is reimbursed for 50% of its expenses relative to the suite by an entity affiliated with Boone Pickens, one of our directors, pursuant to an arrangement entered into in 2006 between the Company and such entity. During the year ended December 31, 2006, the

Company paid a total of $350,000 to maintain the suite, of which $175,000 was reimbursed by the entity affiliated with Mr. Pickens.

Other

          Robert Stillwell, Jr., the son of Robert L. Stillwell, one of our directors, was employed by us from October 2002 until July 2005 as a financial analyst. In connection with the Equity Buyout in 2005, Robert Stillwell, Jr. received a payment of $71,187 for certain options granted to him as compensation for his employment with us and a payment of $41,064 under the Employee Stock Participation Plan. These payments were in addition to the prorated annualized salary of $45,000 that Robert Stillwell, Jr. received during the period of his employment in 2005.

17.    Concentration of credit risk

          During 2005 and 2006, sales of natural gas to an industrial customer and an interstate pipeline accounted for 10.1% and 11.6%, respectively, of our total oil and natural gas revenues. During 2004, sales of natural gas to an industrial customer accounted for 10.6% of our total oil and natural gas revenues. If we were to lose any one of our oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of our oil and natural gas in that particular purchaser's service area. If we were to lose a purchaser, we believe we could identify a substitute purchaser.

18.    Geographic operating segment information and oil and natural gas disclosures

          We follow Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131). We have operations in only one industry segment, that being the oil and natural gas exploration and production industry. In prior periods, the Company provided geographic segment information for the following regions within the United States: EXCO, excluding Appalachia, and Appalachia. Effective in the fourth quarter of 2006, we no longer present separate financial information for geographic regions within the United States as we have aggregated these regions into one reportable segment. As a result, the prior period segment information has been deleted.

19.    Subsequent events

          On December 29, 2006, we announced an agreement with Anadarko Petroleum Corporation and Anadarko Gathering Company, or collectively Anadarko, to acquire substantially all of the oil and natural gas properties and related assets, or collectively the Vernon Assets, of Anadarko in the Vernon and Ansley Fields located in Jackson Parish, Louisiana through our wholly-owned subsidiary, Vernon Holdings, LLC, or Vernon, for $1.6 billion in cash. In December 2006, we deposited $80.0 million in an escrow account to be applied to the purchase price upon closing. We anticipate closing on these properties in the first quarter of 2007.

          On February 2, 2007, we announced we had signed a Purchase and Sale Agreement, or the Southern Gas Purchase Agreement, with Anadarko Petroleum Corporation, Anadarko E&P Company, LP, Howell Petroleum Corporation, and Kerr-McGee Oil & Gas Onshore LP, or collectively Anadarko, to acquire substantially all of the oil and natural gas properties and related assets, of Anadarko in multiple fields located in the Mid-Continent, South Texas and Gulf Coast areas of

Oklahoma and Texas. The purchase price is $860.0 million, of which, we have paid $43.0 million. We anticipate closing in the second quarter of 2007.

          In conjunction with these acquisitions, we have received a revised commitment letter dated as of February 1, 2007, from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. The new commitment letter provides for a senior secured revolving credit facility in the amount of $1.8 billion and a bridge loan facility in the amount of $1.1 billion, or collectively the new credit facilities. In addition, we are considering other financing alternatives, including a private placement of preferred stock.

          In January 2007, we completed the sale of our producing properties and remaining undeveloped drilling locations in the Wattenberg Field area of the DJ Basin, Colorado. The transaction included substantially all of our assets in the area. The adjusted purchase price paid at closing was $131.9 million.

20.    Quarterly financial data (unaudited)

          The following are summarized quarterly financial data for the years ended December 31, 2005 and 2006:

	Quarter
	Predecessor				Successor
				2 day period from October 1, 2005 to October 2, 2005	90 day period from October 3, 2005 to December 31, 2005
	1st	2nd	3rd	4th
	(in thousands)
2005
Revenues	$(18,072)	$31,662	$(52,327)	$1,401	$72,179
Operating income	(46,875)	1,387	(82,501)	(72,925)	23,981
Net income (loss) from continuing operations	$(28,668)	$4,412	$(49,723)	$(63,237)	$16,350
Income (loss) from discontinued operations	120,884	1,149	—	(1)	—

Net income (loss)	$92,216	$5,561	$(49,723)	$(63,238)	$16,350

Basic earnings per share:
Net income (loss) from continuing operations	$(0.25)	$0.04	$(0.43)	$(0.53)	$0.35
Income from discontinued operations	1.04	0.01	—	—	—

Net income (loss)	$0.79	$0.05	$(0.43)	$(0.53)	$0.35

Diluted earnings per share:
Net income (loss) from continuing operations	$(0.25)	$0.04	$(0.43)	$(0.53)	$0.35
Income from discontinued operations	1.04	0.01	—	—	—

Net income (loss)	$0.79	$0.05	$(0.43)	$(0.53)	$0.35

	1st	2nd	3rd	4th
2006
Revenues	$113,146	$117,112	$185,329	$143,862
Operating income	54,718	52,855	116,229	4,553
Net income (loss) from continuing operations	$37,152	$31,023	$71,745	$(966)
Income from discontinued operations	—	—	—	—

Net income (loss)	$37,152	$31,023	$71,745	$(966)

Basic earnings per share:
Net income (loss) from continuing operations	$0.46	$0.30	$0.69	$(0.01)
Income from discontinued operations	—	—	—	—

Net income (loss)	$0.46	$0.30	$0.69	$(0.01)

Diluted earnings per share:
Net income (loss) from continuing operations	$0.45	$0.29	$0.68	$(0.01)
Income from discontinued operations	—	—	—	—

Net income (loss)	$0.45	$0.29	$0.68	$(0.01)

21.    Consolidating financial statements

          Set forth below are condensed consolidating financial statements of EXCO, the guarantor subsidiaries and the non-guarantor subsidiaries. The senior notes are jointly and severally guaranteed by some of our subsidiaries in the United States (referred to as Guarantor Subsidiaries). Each of the Guarantor Subsidiaries are wholly-owned subsidiaries of Resources, and the guarantees are unconditional as it relates to the assets of the Guarantor Subsidiaries. On February 14, 2006, concurrent with the closing of our IPO, TXOK and its subsidiaries became restricted subsidiaries under and guarantors of the senior notes. On May 4, 2006, PGMT became a guarantor of the senior notes. In conjunction with the formation of EXCO Partners and the Winchester acquisition on October 2, 2006, certain of our existing subsidiaries, specifically ROJO Pipeline, Inc. and those TXOK subsidiaries that hold direct or indirect interests in certain of our East Texas assets were released from their guaranties under the senior notes and are now deemed unrestricted subsidiaries thereunder. EXCO Resources itself also contributed all of its directly held East Texas assets to EXCO Partners. EXCO Partners, its direct and indirect partners, which are also subsidiaries of EXCO Resources, and all of EXCO Partners' subsidiaries are deemed unrestricted subsidiaries under the Indenture governing the senior notes and are not guarantors of the senior notes.

          In connection with the formation of EXCO Partners on October 2, 2006 and the resulting contribution of EXCO's assets in East Texas, its ROJO subsidiary and the East Texas subsidiaries of TXOK (collectively, the non-guarantor subsidiaries), the consolidating balance sheet as of December 31, 2005 and the consolidating statements of operations and consolidating statements of cash flows for the year ended December 31, 2004, the 275 day period from January 1, 2005 to October 2, 2005 and the 90 day period from October 3, 2005 to December 31, 2005 have been restated to reflect the non-guarantor subsidiaries as if they had been non-guarantor subsidiaries for all periods presented. We have also presented the 2006 consolidating financial statements to reflect the non-guarantor status as if it was in place at the beginning of the year.

          The following financial information presents consolidating financial statements, which include:

  •
  Resources;

  •
  the guarantor subsidiaries on a combined basis;

  •
  the non-guarantor subsidiaries;

  •
  elimination entries necessary to consolidate Resources, the guarantor subsidiaries and the non-guarantor subsidiaries; and

  •
  EXCO on a consolidated basis.

          Investments in subsidiaries are accounted for using the equity method of accounting. The financial information for the guarantor and non-guarantor subsidiaries are presented on a combined basis. The elimination entries primarily eliminate investments in subsidiaries and intercompany balances and transactions.

21.    Consolidating financial statements (Continued)

EXCO Resources, Inc.

Consolidating balance sheet

December 31, 2005

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$191,499	$35,454	$—	$—	$226,953
Other current assets	67,650	43,589	4,333	—	115,572

Total current assets	259,149	79,043	4,333	—	342,525

Investment in TXOK Acquisition, Inc.	20,837	—	—	—	20,837
Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	49	46,385	6,687	—	53,121
Proved developed and undeveloped oil and natural gas properties	94,872	691,716	87,007	—	873,595
Allowance for depreciation, depletion and amortization	(1,650)	(9,060)	(2,571)	—	(13,281)

Oil and natural gas properties, net	93,271	729,041	91,123	—	913,435

Gas gathering assets, office and field equipment, net	1,745	30,846	680	—	33,271
Goodwill	76,786	143,220	—	—	220,006
Investments in and advances to affiliates	1,241,231	(288,867)	(83,073)	(869,291)	—
Other assets, net	—	419	—	—	419

Total assets	$1,693,019	$693,702	$13,063	$(869,291)	$1,530,493

Liabilities and stockholders' equity
Current liabilities	$769,210	$50,482	$2,087	$(356,054)	$465,725
Long-term debt	461,802	—	—	—	461,802
Deferred income taxes	34,151	100,761	—	—	134,912
Other liabilities	56,974	39,634	564	—	97,172
Stockholders' equity	370,882	502,825	10,412	(513,237)	370,882

Total liabilities and stockholders' equity	$1,693,019	$693,702	$13,063	$(869,291)	$1,530,493

EXCO Resources, Inc.

Consolidating balance sheet

December 31, 2006

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$(3,031)	$15,786	$10,067	$—	$22,822
Other current assets	21,040	59,494	133,354	—	213,888

Total current assets	18,009	75,280	143,421	—	236,710

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	53,617	54,603	189,699	—	297,919
Proved developed and undeveloped oil and natural gas properties.	341,694	1,085,737	1,065,432	—	2,492,863
Allowance for depreciation, depletion and amortization	(20,701)	(66,507)	(55,383)	—	(142,591)

Oil and natural gas properties, net	374,610	1,073,833	1,199,748	—	2,648,191

Gas gathering assets, office and field equipment, net	5,193	34,085	174,883	—	214,161
Deferred financing costs	946	—	14,983	—	15,929
Advance on probable acquisition	80,000	—	—	—	80,000
Oil and natural gas derivatives	1,868	9,522	30,079	—	41,469
Goodwill	62,776	196,952	210,349	—	470,077
Investments in and advances to affiliates	1,515,673	(336,199)	373,805	(1,553,279)	—
Other assets, net	—	488	32	—	520

Total assets	$2,059,075	$1,053,961	$2,147,300	$(1,553,279)	$3,707,057

Liabilities and stockholders' equity
Current liabilities	$56,691	$35,266	$98,967	$—	$190,924
Long-term debt	797,832	—	1,283,821	—	2,081,653
Deferred income taxes	14,395	151,741	—	—	166,136
Other liabilities	10,307	67,491	10,696	—	88,494
Stockholders' equity	1,179,850	799,463	753,816	(1,553,279)	1,179,850

Total liabilities and stockholders' equity	$2,059,075	$1,053,961	$2,147,300	$(1,553,279)	$3,707,057

21.    Consolidating financial statements (Continued)

EXCO Resources, Inc.

Consolidating statement of operations

For the year ended December 31, 2004

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues:
Oil and natural gas sales	$39,993	$98,360	$3,640	$—	$141,993
Derivative financial instruments	(18,055)	(32,288)	—	—	(50,343)
Other income	4,305	877	—	(3,998)	1,184
Equity in earnings of subsidiaries	41,164	—	—	(41,164)	—

Total revenues	67,407	66,949	3,640	(45,162)	92,834

Costs and expenses:
Oil and natural gas production	11,563	15,759	934	—	28,256
Depreciation, depletion and amortization	7,148	20,271	1,100	—	28,519
Accretion of discount on asset retirement obligations	348	446	6	—	800
General and administrative	11,603	3,288	575	—	15,466
Interest	34,432	4,136	—	(3,998)	34,570

Total costs and expenses	65,094	43,900	2,615	(3,998)	107,611

Income (loss) before income taxes	2,313	23,049	1,025	(41,164)	(14,777)
Income tax expense	504	4,622	—	—	5,126

Income before discontinued operations	1,809	18,427	1,025	(41,164)	(19,903)

Discontinued operations:
Income from operations	5,114	—	31,160	—	36,274
Income tax expense	910	—	9,448	—	10,358

Income from discontinued operations	4,204	—	21,712	—	25,916

Net income	$6,013	$18,427	$22,737	$(41,164)	$6,013

EXCO Resources, Inc.

Consolidating statement of operations

For the 275 day period ended October 2, 2005

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues:
Oil and natural gas sales	$22,861	$96,005	$13,955	$—	$132,821
Derivative financial instruments	(56,705)	(120,548)	—	—	(177,253)
Other income	32,073	1,208	141	(26,326)	7,096
Equity in earnings of subsidiaries	(43,080)	—	—	43,080	—

Total revenues	(44,851)	(23,335)	14,096	16,754	(37,336)

Costs and expenses:
Oil and natural gas production	6,772	12,988	2,397	—	22,157
Depreciation, depletion and amortization	3,978	15,242	5,467	—	24,687
Accretion of discount on asset retirement obligations	235	368	14	—	617
General and administrative	79,317	7,487	2,638	—	89,442
Interest	26,673	26,328	—	(26,326)	26,675

Total costs and expenses	116,975	62,413	10,516	(26,326)	163,578

Income (loss) before income taxes	(161,826)	(85,748)	3,580	43,080	(200,914)
Income tax benefit	(21,538)	(42,160)	—	—	(63,698)

Income (loss) before discontinued operations	(140,288)	(43,588)	3,580	43,080	(137,216)

Discontinued operations:
Loss from operations	—	—	(4,403)	—	(4,403)
Gain on disposition of Addison Energy Inc.	175,717	—	—	—	175,717
Income tax (benefit) expense	50,613	—	(1,331)	—	49,282

	125,104	—	(3,072)	—	122,032

Net income (loss)	$(15,184)	$(43,588)	$508	$43,080	$(15,184)

EXCO Resources, Inc.

Consolidating statement of operations

For the 90 day period ended December 31, 2005

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues:
Oil and natural gas sales	$8,463	$53,212	$8,386	$—	$70,061
Derivative financial instruments	2,856	(3,112)	—	—	(256)
Other income (loss)	7,929	408	112	(6,075)	2,374
Equity earnings of subsidiaries	22,054	—	—	(21,217)	837

Total revenues	41,302	50,508	8,498	(27,292)	73,016

Costs and expenses:
Oil and natural gas production	1,784	5,908	1,257	—	8,949
Depreciation, depletion and amortization	1,869	9,623	2,579	—	14,071
Accretion of discount on asset retirement obligations	70	147	9	—	226
General and administrative	4,948	381	1,046	—	6,375
Interest	19,413	6,076	—	(6,075)	19,414

Total costs and expenses.	28,084	22,135	4,891	(6,075)	49,035

Income (loss) before income taxes	13,218	28,373	3,607	(21,217)	23,981
Income tax expense (benefit)	(3,132)	10,763	—	—	7,631

Net income (loss)	$16,350	$17,610	$3,607	$(21,217)	$16,350

EXCO Resources, Inc.

Consolidating statement of operations

For the year ended December 31, 2006

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues:
Oil and natural gas sales	$29,450	$207,761	$118,569	$—	$355,780
Derivative financial instruments	40,994	132,122	25,548	—	198,664
Other income (loss)	29,862	7,007	2,004	(33,868)	5,005
Equity in earnings of subsidiaries	147,498	—	—	(145,905)	1,593

Total revenues	247,804	346,890	146,121	(179,773)	561,042

Costs and expenses:
Oil and natural gas production	8,279	32,338	28,257	—	68,874
Depreciation, depletion and amortization	9,393	71,086	55,243	—	135,722
Accretion of discount on asset retirement obligations	252	1,414	348	—	2,014
General and administrative	21,339	11,312	8,555	—	41,206
Interest	52,576	19,716	46,447	(33,868)	84,871

Total costs and expenses	91,839	135,866	138,850	(33,868)	332,687

Income before income taxes	155,965	211,024	7,271	(145,905)	228,355
Income tax expense	17,011	72,390	—	—	89,401

Income from operations	$138,954	$138,634	$7,271	$(145,905)	$138,954

21.    Consolidating financial statements (Continued)

EXCO Resources, Inc.

Consolidating statement of cash flow

For the year ended December 31, 2004

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Operating Activities:
Net cash provided by operating activities	$114	$62,989	$55,425	$—	$118,528

Investing Activities:
Additions to oil and natural gas properties, gathering systems and equipment	(15,547)	(77,100)	(46,874)	—	(139,521)
Proceeds from dispositions of property and equipment.	47,364	4,501	—	—	51,865
Acquisition of North Coast Energy, Inc., net of cash acquired.	(225,562)	10,429	—	—	(215,133)
Advances/investments with affiliates.	(177,607)	6,653	170,954	—
Proceeds from sale of marketable securities	1,296	—	—	—	1,296
Net cash used in investing activities of discontinued operations.	—	—	(79,983)	—	(79,983)

Net cash provided by (used in) investing activities	(370,056)	(55,517)	44,097	—	(381,476)

Financing Activities:
Proceeds from long-term debt	546,350	—	—	—	546,350
Payments on long-term debt	(158,070)	—	—	—	(158,070)
Principal and interest on notes receivable — employees	256	—	—		256
Deferred financing costs and other	(13,431)	—	—	—	(13,431)
Net cash used in financing activities of discontinued operations	—	—	(91,397)	—	(91,397)

Net cash provided by (used in) financing activities	375,105	—	(91,397)	—	283,708

Net increase in cash	5,163	7,472	8,125	—	20,760
Effect of exchange rates on cash and cash equivalents	—	—	(1,685)		(1,685)
Cash at the beginning of the period	3,372	—	3,961	—	7,333

Cash at end of period, including cash of discontinued operations	$8,535	$7,472	$10,401	$—	$26,408

EXCO Resources, Inc.

Consolidating statement of cash flow

For the 275 day period ended October 2, 2005

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Operating Activities:
Net cash provided by (used in) operating activities	$(76,249)	$7,014	$(11,887)	$—	$(81,122)

Investing Activities:
Additions to oil and natural gas properties, gathering systems and equipment	3,987	(112,423)	(42,708)	—	(151,144)
Proceeds from dispositions of oil and natural gas properties.	(160)	46,170	—	—	46,010
Proceeds from sale of Addison	444,812	—	(1,415)		443,397
Advances/investments with affiliates	(58,732)	72,282	(13,550)	—	—
Proceeds from sales of marketable securities	59	—	—	—	59
Net cash used in investing activities of discontinued operations.	—	—	(442)	—	(442)

Net cash provided by (used in) investing activities	389,966	6,029	(58,115)	—	337,880

Financing Activities:
Proceeds from long-term debt	41,300	—	—	—	41,300
Payments on long-term debt	(148,247)	—	—	—	(148,247)
Principal and interest on notes receivable — employees.	311	—		—	311
Net cash used in financing of discontinued operations.	—	—	59,601	—	59,601

Net cash provided by (used in) financing activities	(106,636)	—	59,601	—	(47,035)

Net increase (decrease) in cash	207,081	13,043	(10,401)	—	209,723
Cash at the beginning of the period	8,535	7,472	10,401	—	26,408

Cash at end of period.	$215,616	$20,515	$—	$—	$236,131

EXCO Resources, Inc.

Consolidating statement of cash flow

For the 90 day period ended December 31, 2005

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Operating Activities:
Net cash provided by (used in) operating activities	$(19,063)	$21,021	$6,219	$—	$8,177

Investing Activities:
Investment in TXOK Acquisition, Inc.	(20,000)	—	—	—	(20,000)
Additions to oil and natural gas properties, gathering systems and equipment	(1,153)	(5,601)	(6,453)	—	(13,207)
Proceeds from dispositions of oil and natural gas properties	(145)	(248)	—	—	(393)
Advances from related parties	20,000	—	—	—	20,000
Other investing activities	263	(234)	234	—	263

Net cash used in investing activities	(1,035)	(6,083)	(6,219)	—	(13,337)

Financing Activities:
Proceeds from long-term debt	9,999	—	—	—	9,999
Payments on long-term debt	(15,279)	—	—	—	(15,279)
Principal and interest on notes receivable — employees	1,262	—	—	—	1,262

Net cash used in financing activities	(4,018)	—	—	—	(4,018)

Net increase (decrease) in cash	(24,116)	14,938	—	—	(9,178)
Cash at the beginning of the period	215,616	20,515	—	—	236,131

Cash at end of period	$191,500	$35,453	$—	$—	$226,953

EXCO Resources, Inc.

Consolidating statement of cash flow

For the year ended December 31, 2006

	Resources	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	(in thousands)
Operating Activities:
Net cash provided by (used in) operating activities	$(14,371)	$183,679	$58,351	$—	$227,659

Investing Activities:
Additions to oil and natural gas properties, gathering systems and equipment	(59,507)	(197,940)	(176,719)	—	(434,166)
Proceeds from dispositions of oil and natural gas properties	140	4,566	1,118	—	5,824
Cash acquired in acquisition of TXOK Acquisition, Inc.	—	32,261	—	—	32,261
Advance to TXOK Acquisition, Inc. for preferred stock redemption	—	(158,750)	—	—	(158,750)
Acquisition of Power Gas Marketing & Transmission, Inc., net of cash acquired	—	(61,776)	—	—	(61,776)
Acquisition of Winchester Energy Company, Ltd., net of cash acquired	—	—	(1,094,910)	—	(1,094,910)
Advances/investments with affiliates	(177,305)	252,867	(75,562)	—	—
Advance payment on Vernon Assets	(80,000)	—	—	—	(80,000)

Net cash used in investing activities	(316,672)	(128,772)	(1,346,073)	—	(1,791,517)

Financing Activities:
Proceeds from long — term debt	583,000	—	1,301,250	—	1,884,250
Payments on long — term debt	(1,102,751)	(13,098)	(11,000)	—	(1,126,849)
Payments of hedges in conjunction with Power Gas Marketing & Transmission, Inc. acquisition	—	(38,098)	—	—	(38,098)
Proceeds from issuance of common stock, net	657,381	—	—	—	657,381
Deferred financing costs and other	(1,117)	—	(15,840)	—	(16,957)

Net cash provided by (used in) financing activities	136,513	(51,196)	1,274,410	—	1,359,727

Net increase (decrease) in cash	(194,530)	3,711	(13,312)	—	(204,131)
Cash at the beginning of the period	191,499	12,075	23,379	—	226,953

Cash at end of period	$(3,031)	$15,786	$10,067	$—	$22,822

22.    Supplemental information relating to oil and natural gas producing activities — continuing operations (unaudited)

          Presented below are costs incurred in oil and natural gas property acquisition, exploration and development activities (excluding all amounts related to Addison, our former Canadian subsidiary):

Amount
(in thousands, except per unit amounts)
2004:
Proved property acquisition costs	$285,811
Unproved property acquisition costs	17,669

Total property acquisition costs(1)	303,480
Development and exploration costs(2)	36,742
Capitalized asset retirement costs	8,462
Depreciation, depletion and amortization per Boe	$7.42
Depreciation, depletion and amortization per Mcfe	$1.24
For the 275 day period from January 1, 2005 to October 2, 2005:
Proved property acquisition costs	$103,222
Development and exploration costs(2)	39,900
Capitalized asset retirement costs	1,686
Depreciation, depletion and amortization per Boe	$8.35
Depreciation, depletion and amortization per Mcfe	$1.39
For the 90 day period from October 3, 2005 to December 31, 2005:
Development and exploration costs(2)	$13,194
Capitalized asset retirement costs	51
Depreciation, depletion and amortization per Boe	$14.54
Depreciation, depletion and amortization per Mcfe	$2.42
2006:
Proved property acquisition costs(3)	$1,416,834
Unproved property acquisition costs(4)	215,552

Total property acquisition costs	1,632,386
Development and exploration costs(2)	214,283
Capitalized asset retirement costs	21,681
Depreciation, depletion and amortization per Boe	$16.44
Depreciation, depletion and amortization per Mcfe	$2.74

(1)
Includes $199.3 million that was allocated to oil and natural gas properties in the North Coast purchase price allocation.

(2)
Exploration costs are not considered material.

(3)
Includes $489.1 million, $123.0 million and $583.7 million allocated to proved oil and natural gas properties in connection with the TXOK, PGMT and Winchester acquisitions, respectively.

(4)
Includes $60.8 million, $0.4 million and $154.3 million allocated to unproved oil and natural gas properties in connection with the TXOK, PGMT and Winchester acquisitions, respectively.

          We retain independent engineering firms to provide annual year-end estimates of our future net recoverable oil and natural gas reserves. The estimated proved net recoverable reserves we show below include only those quantities that we expect to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved Developed Reserves represent only those reserves that we may recover through existing wells. Proved Undeveloped Reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations. All of our reserves are located onshore in the continental United States of America.

          Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider unproved reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise. All amounts related to Addison, our former Canadian subsidiary, have been excluded from the information contained in this note.

  Estimated Quantities of Proved Reserves

	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)(1)	Mcfe(2)
	(in thousands)
December 31, 2003	10,473	155,630	822	223,400
Purchase of reserves in place	1,651	229,837	—	239,743
New discoveries and extensions	545	20,807	18	24,185
Revisions of previous estimates	(369)	1,447	43	(509)
Production	(638)	(18,860)	(60)	(23,048)
Sales of reserves in place	(4,426)	(27,469)	(613)	(57,703)

December 31, 2004	7,236	361,392	210	406,068
Purchase of reserves in place	60	59,780	—	60,140
New discoveries and extensions	349	30,834	—	32,928
Revisions of previous estimates	11	(12,608)	(190)	(13,682)
Production	(491)	(20,482)	(20)	(23,548)
Sales of reserves in place	(343)	(17,886)	—	(19,944)

December 31, 2005	6,822	401,030	—	441,962
Purchase of reserves in place	8,775	723,427	—	776,077
New discoveries and extensions	2,018	80,832	—	92,940
Revisions of previous estimates	(487)	(33,467)	—	(36,389)
Production	(916)	(44,123)	—	(49,619)
Sales of reserves in place.	(57)	(1,097)	—	(1,439)

December 31, 2006	16,155	1,126,602	—	1,223,532

  Estimated Quantities of Proved Developed Reserves

	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)(1)	Mcfe(2)
	(in thousands)
December 31, 2004	6,021	318,292	210	355,678
December 31, 2005	5,527	321,716	—	354,878
December 31, 2006	11,290	665,263	—	733,003

(1)
Beginning December 31, 2005, NGL's are no longer tracked separately as they are considered immaterial.

(2)
Mcfe-One thousand cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

Standardized measure of discounted future net cash flows

          We have summarized the Standardized Measure related to our proved oil, natural gas, and NGL reserves. We have based the following summary on a valuation of Proved Reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to Proved Reserves from the purchase of reserves in place, and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, you should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should you consider the information indicative of any trends.

Standardized Measure of Discounted Future Net Cash Flows

Amount
(in thousands)
Year ended December 31, 2004:
Future cash inflows	$2,589,656
Future production, development and abandonment costs	795,140
Future income taxes	588,897

Future net cash flows	1,205,619
Discount of future net cash flows at 10% per annum	731,882

Standardized measure of discounted future net cash flows	$473,737

Year ended December 31, 2005:
Future cash inflows	$4,334,629
Future production, development and abandonment costs	1,148,283
Future income taxes	1,097,606

Future net cash flows	2,088,740
Discount of future net cash flows at 10% per annum.	1,265,441

Standardized measure of discounted future net cash flows(1)	$823,299

Year ended December 31, 2006:
Future cash inflows	$7,173,640
Future production, development and abandonment costs	3,397,690
Future income taxes	721,154

Future net cash flows	3,054,796
Discount of future net cash flows at 10% per annum	1,743,021

Standardized measure of discounted future net cash flows	$1,311,775

          During recent years, prices paid for oil and natural gas have fluctuated significantly. The spot prices at December 31, 2004, 2005 and 2006 used in the above table, were $43.33, $61.03 and $60.82 per Bbl of oil, respectively, and $6.18, $10.08 and $5.64 per Mmbtu of natural gas, respectively, in each case adjusted for historical differentials.

          The following are the principal sources of change in the Standardized Measure:

(in thousands)
Year ended December 31, 2004:
Sales and transfers of oil and natural gas produced, net of production costs	$(114,116)
Net changes in prices and production costs	84,388
Extensions and discoveries, net of future development and production costs	34,433
Development costs during the period	36,793
Changes in estimated future development costs	11,624
Revisions of previous quantity estimates	(22,714)
Sales of reserves in place	(81,485)
Purchase of reserves in place	320,788
Accretion of discount before income taxes	62,096
Changes in timing, foreign currency translation and other	(48,243)
Net change in income taxes	(35,833)

Net change	$247,731

Year ended December 31, 2005:
Sales and transfers of oil and natural gas produced, net of production costs	$(171,775)
Net changes in prices and production costs	511,666
Extensions and discoveries, net of future development and production costs	87,239
Development costs during the period	53,094
Changes in estimated future development costs	(58,997)
Revisions of previous quantity estimates	(21,895)
Sales of reserves in place	(29,363)
Purchase of reserves in place	117,572
Accretion of discount before income taxes	69,849
Changes in timing, foreign currency translation and other	(7,344)
Net change in income taxes	(200,484)

Net change	$349,562

Year ended December 31, 2006:
Sales and transfers of oil and natural gas produced, net of production costs	(286,906)
Net changes in prices and production costs	(541,139)
Extensions and discoveries, net of future development and production costs	96,494
Development costs during the period	194,312
Changes in estimated future development costs	(140,061)
Revisions of previous quantity estimates	(108,658)
Sales of reserves in place	(4,298)
Purchase of reserves in place	991,548
Accretion of discount before income taxes	124,395
Changes in timing, foreign currency translation and other	23,900
Net change in income taxes	138,889

Net change	$488,476

Supplemental information relating to oil and natural gas producing activities — discontinued operations (unaudited)

          Presented below are costs incurred in oil and natural gas property acquisition, exploration and development activities of our discontinued operations, which relate to Addison, our former Canadian subsidiary.

(in thousands, except per unit amounts)
2004:
Property acquisition costs	$43,178
Development costs	33,258
Capitalized asset retirement costs	2,388
Depreciation, depletion and amortization per Boe	$6.86
Depreciation, depletion and amortization per Mcfe	$1.14
For the 275 day period from January 1, 2005 to October 2, 2005:
Property acquisition costs	$16
Development costs	272
Capitalized asset retirement costs	—
Depreciation, depletion and amortization per Boe	$7.49
Depreciation, depletion and amortization per Mcfe	$1.16

          We used our internal engineers for 2004 to provide annual year-end estimates of our future net recoverable oil, natural gas and NGL reserves. The estimated proved net recoverable reserves we show below include only those quantities that we expect to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved Developed Reserves represent only those reserves that we may recover through existing wells. Proved Undeveloped Reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations.

          Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider unproved reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise.

  Estimated Quantities of Proved Reserves

	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)	Mcfe(1)
	(in thousands)
December 31, 2003	6,786	126,392	6,974	208,952
Purchase of reserves in place	1,378	17,105	455	28,103
New discoveries and extensions	656	19,570	1,130	30,286
Revisions of previous estimates	1,068	14,450	1,586	30,374
Production	(549)	(10,345)	(643)	(17,497)
Sales of reserves in place	—	—	—	—

December 31, 2004	9,339	167,172	9,502	280,218
Purchase of reserves in place	—	—	—	—
New discoveries and extensions	—	—	—	—
Revisions of previous estimates	—	—	—	—
Production	(64)	(1,142)	(84)	(2,030)
Sales of reserves in place	(9,275)	(166,030)	(9,418)	(278,188)

December 31, 2005	—	—	—	—

  Estimated Quantities of Proved Developed Reserves

	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)	Mcfe(1)
	(in thousands)
December 31, 2004	8,825	155,012	9,250	263,462

(1)
Mcfe-One thousand cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

Standardized measure of discounted future net cash flows — discontinued operations

          We have summarized the Standardized Measure related to Addison's proved oil, natural gas, and NGL reserves. We have based the following summary on a valuation of Proved Reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to Proved Reserves from the purchase of reserves in place, and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, you should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should you consider the information indicative of any trends.

  Standardized Measure of Discounted Future Net Cash Flows

(in thousands)
Year ended December 31, 2004:
Future cash inflows	$1,525,346
Future production, development and abandonment costs	502,980
Future income taxes	295,697

Future net cash flows	726,669
Discount of future net cash flows at 10% per annum	366,833

Standardized measure of discounted future net cash flows	$359,836

Year ended December 31, 2005:
Future cash inflows	$—
Future production, development and abandonment costs	—
Future income taxes	—

Future net cash flows	—
Discount of future net cash flows at 10% per annum	—

Standardized measure of discounted future net cash flows	$—

          Near month NYMEX futures prices at December 31, 2004 used in the above table was $43.45 per Bbl or oil and $6.15 per Mmbtu of natural gas, adjusted for historical differentials.

Changes in standardized measure — discontinued operations

          The following are the principal sources of change in the Standardized Measure:

(in thousands)
Year ended December 31, 2004:
Sales and transfers of oil and natural gas produced, net of production costs	$(74,160)
Net changes in prices and production costs	79,167
Extensions and discoveries, net of future development and production costs	55,950
Development costs during the period	33,258
Changes in estimated future development costs	(20,516)
Revisions of previous quantity estimates	56,311
Sales of reserves in place	—
Purchase of reserves in place	61,904
Accretion of discount before income taxes	30,119
Changes in timing, foreign currency translation and other	(31,253)
Net change in income taxes	(49,963)

Net change	$140,817

Year ended December 31, 2005:
Sales and transfers of oil and natural gas produced, net of production costs	$(8,756)
Development costs during the period	272
Accretion of discount before income taxes	2,999
Changes in timing, foreign currency translation and other	(11,002)
Sales of reserves in place	(343,349)

Net change	$(359,836)

EXCO RESOURCES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006	September 30, 2007
		(Unaudited)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$22,822	$146,797
Accounts receivable:
Oil and natural gas	84,078	139,073
Joint interest	14,902	17,954
Interest and other	12,199	12,179
Oil and natural gas derivatives	91,614	80,471
Deferred income taxes	—	37,996
Other	11,095	11,816

Total current assets	236,710	446,286

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	297,919	327,862
Proved developed and undeveloped oil and natural gas properties	2,492,863	4,612,481
Accumulated depreciation, depletion and amortization	(142,591)	(395,969)

Oil and natural gas properties, net	2,648,191	4,544,374

Gas gathering assets	203,537	332,201
Accumulated depreciation, depletion and amortization	(4,181)	(12,743)

Gas gathering assets, net	199,356	319,458

Office and field equipment, net	14,805	17,422
Advance on pending acquisition	80,000	—
Oil and natural gas derivatives	41,469	12,566
Deferred financing costs, net	15,929	20,748
Other assets	520	763
Goodwill	470,077	470,077

Total assets	$3,707,057	$5,831,694

See accompanying notes.

	December 31, 2006	September 30, 2007
		(Unaudited)
	(in thousands, except per share and share data)
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$54,402	$117,313
Accrued interest payable	36,000	14,787
Revenues and royalties payable	53,994	89,621
Income taxes payable	89	87
Deferred income taxes payable	32,639	—
Current portion of asset retirement obligations	1,579	1,617
Current portion of long-term debt	6,500	—
Oil and natural gas derivatives	5,721	28,373

Total current liabilities	190,924	251,798

Long-term debt, net of current portion	2,081,653	1,980,480
Asset retirement obligations and other long-term liabilities	57,570	85,700
Deferred income taxes	166,136	301,569
Oil and natural gas derivatives	30,924	75,267
Commitments and contingencies	—	—
7.0% Cumulative Convertible Perpetual Preferred Stock, par value $0.001 per share, 39,008 shares outstanding at September 30, 2007, liquidation preference of $391,218 at September 30, 2007	—	388,542
Hybrid Preferred Stock (7.0% dividend), par value $0.001 per share, 160,992 shares outstanding at September 30, 2007, liquidation preference of $1,614,616 at September 30, 2007	—	1,603,571
Shareholders' equity:
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized at September 30, 2007, of which 39,008 shares have been designated as 7.0% Cumulative Convertible Perpetual Preferred Stock and 160,992 shares have been designated as Hybrid Preferred Stock (7.0% dividend); no shares of preferred stock other than the 7.0% Cumulative Convertible Perpetual and Hybrid Preferred Stock (presented above) are issued and outstanding at September 30, 2007	—	—
Common stock, $.001 par value; Authorized shares — 350,000,000; issued and outstanding shares — 104,162,241 at December 31, 2006 and 104,460,070 at September 30, 2007	104	104
Additional paid-in capital	1,024,442	1,035,676
Retained earnings	155,304	108,987

Total shareholders' equity	1,179,850	1,144,767

Total liabilities and shareholders' equity	$3,707,057	$5,831,694

See accompanying notes.

EXCO RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine months ended September 30,
	2006	2007
	(in thousands, except per share data)
Revenues and other income:
Oil and natural gas	$234,634	$589,809
Gain on derivative financial instruments	175,768	80,130
Other income	3,572	25,192

Total revenues and other income	413,974	695,131

Costs and expenses:
Oil and natural gas production	41,942	122,356
Depreciation, depletion and amortization	81,329	265,797
Accretion of discount on asset retirement obligations	1,078	3,534
General and administrative	20,828	46,175
Interest	41,285	146,775

Total costs and expenses	186,462	584,637

Equity in net income of TXOK Acquisition, Inc.	1,593	—

Income before income taxes	229,105	110,494
Income tax expense	89,185	58,843

Net income	139,920	51,651
Preferred stock dividends	—	(97,968)

Net income (loss) available to common shareholders	$139,920	$(46,317)

Net income (loss) per common share:
Net income (loss) available to common shareholders per common share — basic	$1.46	$(0.44)

Net income (loss) available to common shareholders per common share — diluted	$1.43	$(0.44)

Weighted average shares:
Basic	96,144	104,311

Diluted	97,571	104,311

See accompanying notes.

EXCO RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30,
	2006	2007
	(in thousands)
Operating Activities:
Net income	$139,920	$51,651
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of TXOK Acquisition, Inc.	(1,593)	—
Settlements of derivative financial instruments with a financing element	—	8,020
Gain on sale of other assets	(89)	(653)
Depreciation, depletion and amortization	81,329	265,797
Stock option compensation expense	2,427	6,728
Accretion of discount on asset retirement obligations	1,078	3,534
Non-cash change in fair value of derivatives	(164,618)	4,821
Deferred income taxes	89,185	64,918
Amortization of deferred financing costs, premium on 7 1/4% senior notes due 2011 and discount on long-term debt	4,505	10,800
Effect of changes in:
Accounts receivable	42,944	(62,522)
Other current assets	(773)	(2,547)
Accounts payable and other current liabilities	(21,421)	29,751

Net cash provided by operating activities	172,894	380,298

Investing Activities:
Additions to oil and natural gas properties, gathering systems and equipment	(342,634)	(323,907)
Acquisitions, including corporate acquisitions	(188,265)	(2,189,956)
Advance on pending disposition	—	1,500
Proceeds from sale of Crimson stock	—	5,228
Proceeds from disposition of property and equipment and other	4,613	478,583

Net cash used in investing activities	(526,286)	(2,028,552)

Financing Activities:
Borrowings under credit agreements	498,000	2,008,000
Repayments under credit agreements	(615,849)	(2,113,532)
Payments on interim bank loan	(350,000)	—
Settlements of derivative financial instruments with a financing element	(38,098)	(8,020)
Proceeds from issuance of common stock, net of underwriter commissions and initial public offering costs	656,598	3,175
Proceeds from issuance of preferred stock	—	2,000,000
Payments for preferred stock issuance costs	—	(7,501)
Payment of preferred stock dividends	—	(92,134)
Deferred financing costs	(1,521)	(17,759)

Net cash provided by financing activities	149,130	1,772,229

Net increase (decrease) in cash	(204,262)	123,975
Cash at beginning of period	226,953	22,822

Cash at end of period	$22,691	$146,797

Supplemental Cash Flow Information:
Interest paid	$49,983	$154,200

Value of shares issued in connection with redemption of TXOK Acquisition, Inc. preferred stock	$4,667	$—

Long-term debt assumed in TXOK Acquisition, Inc. acquisition	$508,750	$—

Derivative financial instruments assumed in Vernon Acquisition	$—	$(60,015)

Derivative financial instruments assumed in Southern Gas Acquisition	$—	$(42,204)

Value of shares received for sale of properties	$—	$4,575

See accompanying notes.

EXCO RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited)

	Common Stock
			Additional paid-in capital	Retained earnings	Total shareholders' equity
	Shares	Amount
	(in thousands)
Balance at December 31, 2005	50,000	$50	$354,482	$16,350	$370,882
Issuance of common stock, net of expenses	54,004	54	666,760	—	666,814
Issuance of common stock, exercise of options	63	—	476	—	476
Deferred initial public offering costs	—	—	(6,027)	—	(6,027)
Share-based compensation	—	—	3,217	—	3,217
Net income	—	—	—	139,920	139,920

Balance at September 30, 2006	104,067	$104	$1,018,908	$156,270	$1,175,282

Balance at December 31, 2006	104,162	$104	$1,024,442	$155,304	$1,179,850
Issuance of common stock, exercise of options	298	—	3,175	—	3,175
Preferred stock dividends	—	—	—	(97,968)	(97,968)
Share-based compensation	—	—	8,059	—	8,059
Net income	—	—	—	51,651	51,651

Balance at September 30, 2007	104,460	$104	$1,035,676	$108,987	$1,144,767

See accompanying notes.

EXCO RESOURCES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    Organization and basis of presentation

          Unless the context requires otherwise, references in this quarterly report to "EXCO," "EXCO Resources," "Company," "we," "us," and "our" are to EXCO Resources, Inc., its consolidated subsidiaries and EXCO Holdings Inc., or EXCO Holdings, our former parent company. On February 14, 2006, EXCO Holdings merged with and into EXCO Resources.

          EXCO Resources, Inc., a Texas corporation, is an independent oil and natural gas company engaged in the acquisition, development and exploitation of onshore North American oil and natural gas properties. Our principal operations are located in the East Texas/North Louisiana, Appalachia, Mid-Continent and Permian producing areas. Our assets in East Texas/North Louisiana are owned by our subsidiary, EXCO Partners Operating Partnership, LP and its subsidiaries and are collectively referred to as EPOP. Organizationally, EPOP is an indirect wholly-owned subsidiary of EXCO Resources. EPOP's debt is not guaranteed by EXCO Resources and EPOP does not guarantee EXCO Resources' debt.

          The accompanying condensed consolidated balance sheets as of December 31, 2006 and September 30, 2007, the results of operations for the nine months ended September 30, 2006 and 2007, cash flows for the nine months ended September 30, 2006 and 2007 and the changes in shareholders' equity for the nine months ended September 30, 2006 and 2007, are for EXCO, its subsidiaries, and prior to the initial public offering, its parent. All intercompany transactions have been eliminated.

          We have prepared the accompanying unaudited interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC, and in the opinion of management, such financial statements reflect all adjustments necessary to present fairly the consolidated financial position of EXCO at September 30, 2007 and its results of operations and cash flows for the periods presented. We have omitted certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States pursuant to those rules and regulations, although we believe that the disclosures we have made are adequate to make the information presented not misleading. These unaudited interim financial statements should be read in conjunction with our audited financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2006.

          The results of operations for the interim periods are not necessarily indicative of the results we expect for the full year.

2.    Significant recent transactions

Private placement of preferred stock

          On March 30, 2007, we completed a private placement, or Private Placement, of an aggregate of $390.0 million of 7.0% Cumulative Convertible Perpetual Preferred Stock, or 7.0% Preferred Stock, and $1.61 billion of Hybrid Preferred Stock, or Hybrid Preferred Stock, to accredited investors pursuant to the terms and conditions of a Preferred Stock Purchase Agreement dated March 28, 2007. The purchase price for each share was $10,000 (which equals the liquidation preference per share on March 30, 2007). The issuance and sale of the shares in the Private

Placement was exempt from registration under the Securities Act of 1933, or Securities Act, pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

          The net proceeds of the Private Placement were used to fund the purchase price of approximately $1.5 billion for the acquisition on March 30, 2007 of substantially all of the oil and natural gas properties, acreage and related assets, including derivative financial instruments in respect of a significant portion of estimated production for 2007, 2008 and 2009, from Anadarko Petroleum Corporation, or Anadarko, in the Vernon and Ansley Fields located in Jackson Parish, Louisiana, or the Vernon Acquisition, and to repay certain outstanding indebtedness.

          The 7.0% Preferred Stock is convertible into shares of our common stock at an initial conversion price of $19.00 per share, subject to anti-dilution adjustments, which equates to each share of 7.0% Preferred Stock being initially convertible into approximately 526.3 shares of our common stock, subject to adjustment for fractional shares. The Hybrid Preferred Stock was not initially convertible into shares of our common stock. Under applicable New York Stock Exchange, or NYSE, rules, shareholder approval is required to issue common stock, or securities convertible into or exercisable for common stock, if (i) such common stock has, or will have upon issuance, 20.0% or more of the voting power outstanding before the issuance, (ii) the number of shares of common stock to be issued is, or will be upon issuance, equal to 20.0% or more of the number of shares of common stock outstanding before the issuance, (iii) such common stock, or securities convertible into or exercisable for common stock, will be issued to a director, officer or substantial security holder of a company and such securities exceed either a threshold of one percent or, if issued to a substantial security holder who is not a director or officer at a price that is not less than the book and market value of the common stock, five percent of the number of shares of common stock or the voting power outstanding before the issuance or (iv) such issuance will result in a change of control of a company.

          Absent NYSE rules, we likely would have issued 200,000 shares of 7.0% Preferred Stock to fund the Vernon Acquisition and to repay certain outstanding indebtedness. As a result of the limited time period to fund the Vernon Acquisition and the time required to organize a special meeting of shareholders, we were unable to hold a special meeting of our shareholders to approve the issuance of 200,000 shares of 7.0% Preferred Stock prior to the Vernon Acquisition. Therefore, in the interim, we issued (i) 39,008 shares of 7.0% Preferred Stock, consisting of 23,408 shares of Series A-1 7.0% Preferred Stock, 975 shares of Series A-2 7.0% Preferred Stock, 11,700 shares of Series B 7.0% Preferred Stock and 2,925 shares of Series C 7.0% Preferred Stock, which shares by their terms were convertible into 19.7% of the number of shares of common stock outstanding before the preferred stock issuance and (ii) 160,992 shares of Hybrid Preferred Stock, consisting of 149,441 shares of Series A-1 Hybrid Preferred Stock and 11,551 shares of Series A-2 Hybrid Preferred Stock.

          We agreed with the preferred stock investors to seek the shareholder approval required by the NYSE, or NYSE Shareholder Approval, to transform the terms of the Hybrid Preferred Stock into the same terms as the 7.0% Preferred Stock. On August 30, 2007, NYSE Shareholder Approval was obtained and the designations, preferences, limitations and relative voting rights of the Series A-1 Hybrid Preferred Stock and Series A-2 Hybrid Preferred Stock became identical to the designations, preferences, limitations and relative voting rights of the Series A-1 7.0% Preferred Stock and the

Series A-2 7.0% Preferred Stock, respectively, including the right to receive dividends at an annual rate of 7.0% and the right to convert into shares of our common stock at an initial conversion price of $19.00 per share, subject to anti-dilution adjustments.

Principal terms of the Preferred Stock

          The following summarizes the principal terms of the 7.0% Preferred Stock and the Hybrid Preferred Stock. This discussion is not complete and is qualified in its entirety by, and should be read in conjunction with, the Statements of Designation establishing each series of the 7.0% Preferred Stock and the Hybrid Preferred Stock, which are filed as exhibits to our Current Report on Form 8-K dated March 28, 2007 and filed with the SEC on April 2, 2007.

Series A-1 7.0% Preferred Stock

          The Series A-1 7.0% Preferred Stock has an initial liquidation preference equal to $10,000 per share and is convertible into common stock at a price of $19.00 per share, as may be adjusted in accordance with the terms of the Series A-1 7.0% Preferred Stock. We may force the conversion of the Series A-1 7.0% Preferred Stock at any time if the common stock trades for 20 days within a period of 30 consecutive days at a price (i) above 175% of the then effective conversion price ($33.25 per share at the current conversion price of $19.00 per share) at any time during the 24 months after issuance, (ii) above 150% of the then effective conversion price ($28.50 per share at the current conversion price of $19.00 per share) thereafter through the 48th month after issuance and (iii) above 125% of the then effective conversion price ($23.75 per share at the current conversion price of $19.00 per share) at any time thereafter. Cash dividends will accrue at the rate of 7.0% per annum prior to March 30, 2013 and at the rate of 9.0% per annum thereafter. In lieu of paying cash dividends, we may, under certain circumstances prior to March 30, 2013, pay dividends at a rate of 9.0% per annum by adding the dividends to the liquidation preference of the shares of Series A-1 7.0% Preferred Stock. Upon the occurrence of a change of control, holders of the Series A-1 7.0% Preferred Stock may require us to repurchase their shares for cash at the liquidation preference plus accumulated dividends. Holders of the Series A-1 7.0% Preferred Stock have the right to vote with the holders of common stock, the holders of other series of 7.0% Preferred Stock and the holders of Hybrid Preferred Stock, together as a single class, on all matters submitted to our shareholders (except the election of directors) on an as-converted basis. Holders of Series A-1 7.0% Preferred Stock, Series B 7.0% Preferred Stock, Series C 7.0% Preferred Stock and Series A-1 Hybrid Preferred Stock have the right to separately elect up to four directors, subject to the rights of the holders of Series B 7.0% Preferred Stock and Series C 7.0% Preferred Stock to vote as separate classes to each elect one of such preferred directors. In addition, upon the occurrence of specified defaults in the Statements of Designation for the 7.0% Preferred Stock and the Hybrid Preferred Stock, the holders of the 7.0% Preferred Stock and Hybrid Preferred Stock, voting together as a class, have the right to elect four additional directors, or Default Directors, until such default is cured.

Series A-2 7.0% Preferred Stock

          The Series A-2 7.0% Preferred Stock has substantially the same rights as the Series A-1 7.0% Preferred Stock, except that holders of Series A-2 7.0% Preferred Stock do not have the right to elect directors (other than the Default Directors) and do not have any registration rights under the registration rights agreement with the 7.0% Preferred Stock investors, or 7.0% Registration Rights Agreement. Shares of Series A-2 7.0% Preferred Stock automatically convert into shares of Series A-1 7.0% Preferred Stock when the holder thereof has provided assurance to the Company that either no filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, with respect to such holder's acquisition of the shares of Series A-1 7.0% Preferred Stock or the waiting period applicable to such holder under the HSR Act has expired.

          The holders of the Series A-2 7.0% Preferred Stock have provided assurance to EXCO that all criteria required by the HSR Act had been satisfied. As a result, all Series A-2 7.0% Preferred Stock were automatically converted into Series A-1 7.0% Preferred Stock.

Series B 7.0% Preferred Stock

          The Series B 7.0% Preferred Stock has substantially the same rights as the Series A-1 7.0% Preferred Stock, except that the holders of Series B 7.0% Preferred Stock have the right to designate one of the preferred directors and do not have registration rights under the 7.0% Registration Rights Agreement. The Series B 7.0% Preferred Stock is convertible into Series A-1 7.0% Preferred Stock at any time at the election of the holder and will automatically convert into Series A-1 7.0% Preferred Stock when such holder ceases to own an aggregate of 10,000 shares of Series B 7.0% Preferred Stock and/or Hybrid Preferred Stock.

Series C 7.0% Preferred Stock

          The Series C 7.0% Preferred Stock has substantially the same rights as the Series A-1 7.0% Preferred Stock, except that the holders of Series C 7.0% Preferred Stock have the right to designate one of the preferred directors and do not have any registration rights under the 7.0% Registration Rights Agreement. The Series C 7.0% Preferred Stock is convertible into Series A-1 7.0% Preferred Stock at any time at the election of the holder and will automatically convert into Series A-1 7.0% Preferred Stock when such holder ceases to own an aggregate of 10,000 shares of Series C 7.0% Preferred Stock and/or Hybrid Preferred Stock.

Series A-1 Hybrid Preferred Stock

          Since NYSE Shareholder Approval was obtained on August 30, 2007, the designations, preferences, limitations and relative voting rights of the Series A-1 Hybrid Preferred Stock became identical to the designations, preferences, limitations and relative voting rights of the Series A-1 7.0% Preferred Stock, including the right to dividends and the right to convert into our common stock.

Series A-2 Hybrid Preferred Stock

          The Series A-2 Hybrid Preferred Stock has substantially the same rights as the Series A-1 Hybrid Preferred Stock, except that holders of Series A-2 Hybrid Preferred Stock do not have any registration rights or the right to elect directors (other than the Default Directors). Since NYSE Shareholder Approval was obtained on August 30, 2007, the designations, preferences, limitations and relative voting rights of the Series A-2 Hybrid Preferred Stock became identical to the designations, preferences, limitations and relative voting rights of the Series A-2 7.0% Preferred Stock, including the right to dividends and the right to convert into our common stock. Shares of Series A-2 Hybrid Preferred Stock automatically convert into shares of Series A-1 Hybrid Preferred Stock when the holder thereof has provided assurance to the Company that either no filing is required under the HSR Act with respect to such holder's acquisition of the shares of Series A-1 Hybrid Preferred Stock or the waiting period applicable to such holder under the HSR Act has expired.

          The holders of all the Series A-2 Hybrid Preferred Stock have provided assurance to EXCO that all criteria required by the HSR Act had been satisfied. As a result, all shares of the Series A-2 Hybrid Preferred Stock were automatically converted to Series A-1 Hybrid Preferred Stock.

7.0% Preferred Stock Registration Rights Agreement

          In connection with the Private Placement, we entered into the 7.0% Registration Rights Agreement with the Preferred Stock investors. The 7.0% Registration Rights Agreement contemplates the registration of the resale of the shares of common stock underlying the 7.0% Preferred Stock and the Hybrid Preferred Stock. The 7.0% Registration Rights Agreement contains customary terms and conditions for a transaction of this type. We agreed to file with the SEC, not later than September 26, 2007, a registration statement to register the offer and sale of the common shares issuable upon conversion of the 7.0% Preferred Stock and the Hybrid Preferred Stock and to use our best efforts to have the registration statement declared effective by March 24, 2008. If any shares of 7.0% Preferred Stock or Hybrid Preferred are outstanding on March 30, 2011, we agreed to file a registration statement with the SEC by June 28, 2011 registering such shares for resale and to use our best efforts to have such registration statement declared effective by September 26, 2011. If we are unable to meet the deadlines described above, if a registration statement ceases to remain effective or if we restrict sales under a registration statement under certain "blackout provisions" for longer than the contractually permitted period, we must pay liquidated damages at a rate of 0.5% per annum of the liquidation preference applicable to the 7.0% Preferred Stock and the Hybrid Preferred Stock for the first 90 days and thereafter for each subsequent 90-day period at an additional rate of 0.25% up to a maximum of 2.0% per annum during any default period. We also agreed to indemnify holders against certain liabilities under the Securities Act in respect of any such resale registration. On September 5, 2007, we filed an automatically effective registration statement on Form S-3 with the SEC to register for resale the shares of common stock issuable upon conversion of the Series A-1 Hybrid Preferred Stock and the Series A-1 7.0% Preferred Stock.

Hybrid Preferred Stock Registration Rights Agreement

          In connection with the Private Placement, we entered into a registration rights agreement, or Hybrid Registration Rights Agreement, with the Hybrid Preferred Stock investors. The Hybrid Registration Rights Agreement contemplates the registration of the resale of the shares of Series A-1 Hybrid Preferred Stock. If NYSE Shareholder Approval had not been obtained by September 26, 2007, we would have been required to file a registration statement with the SEC by December 24, 2007, covering the resale prior to such shareholder approval of shares of Hybrid Preferred Stock and to use our best efforts to have the registration statement declared effective by

March 24, 2008. The Hybrid Registration Rights Agreement and the obligation of the parties thereunder terminated on August 30, 2007 because NYSE Shareholder Approval was obtained.

Amended and restated credit agreement of EPOP

          On March 30, 2007, EPOP, entered into an Amended and Restated Credit Agreement, or the EPOP Credit Agreement, among EPOP, as borrower, certain subsidiaries of EPOP, as guarantors, and certain lenders. The initial interest rate was LIBOR plus 150 basis points (bps) with a maximum rate of LIBOR plus 175 bps. The material changes reflected in the EPOP Credit Agreement include an increase in the borrowing base from $750.0 million to $1.3 billion, principally to reflect the assets acquired in the Vernon Acquisition. EPOP applied $416.2 million (plus $252.5 million of EXCO's capital contribution) to repay its Senior Term Credit Facility plus accrued interest of $5.7 million and a prepayment premium of $13.0 million. Upon consummation of the transactions, approximately $1.1 billion was outstanding under the EPOP Credit Agreement. Financial covenants contained within the EPOP Credit Agreement include a Consolidated Current Ratio (as defined) as of the end of any fiscal quarter ending on or after June 30, 2007 to be at least 1.00 to 1.00. For any fiscal quarter ending June 30, 2007 and thereafter, the ratio of Consolidated Funded Indebtedness (as defined) to Consolidated EBITDAX (as defined) must be no greater than 3.50 to 1.00. For any quarter beginning June 30, 2007 and thereafter, the ratio of Consolidated EBITDAX to Consolidated Interest Expense (as defined) must be at least 2.50 to 1.00. EPOP has also agreed to have in place commodity derivative contracts covering on a rolling basis no more than 80% of its forecasted production from total proved reserves for the first two years and 70% in the third, fourth and fifth years. EPOP shall have in place mortgages covering 80% of its proved reserve value. Finally, EPOP is permitted to pay dividends to EXCO up to $200.0 million per annum provided that (i) EPOP is not in default under the EPOP Credit Agreement and (ii) the amount borrowed under the EPOP Credit Agreement does not exceed 90% of the then-permitted borrowing base.

Vernon Acquisition

          On March 30, 2007, EPOP completed the purchase of substantially all of the oil and natural gas properties and assets related to the Vernon and Ansley fields located in Jackson Parish, Louisiana from Anadarko for approximately $1.5 billion in cash, net of purchase price adjustments. Pursuant to the purchase and sale agreement, the purchase price and resulting allocation was finalized during the third quarter of 2007. The Vernon Acquisition was funded by a $1.75 billion capital contribution from EXCO to EPOP. The capital contribution consisted of $1.67 billion in cash and an $80.0 million deposit made by EXCO in December 2006. Our final allocation of value to the Vernon Acquisition is presented on the following table:

(in thousands)
Acquisition cost:
Purchase price	$1,520,183
Acquisition related expenses	1,755

Total acquisition cost	$1,521,938

Allocation of acquisition cost:
Proved oil and natural gas properties	$1,417,823
Unproved oil and natural gas properties	58,192
Gas gathering and related facilities	119,409
Fair value (liability) of assumed derivative financial instruments	(60,015)
Asset retirement obligations	(10,726)
Other liabilities, net	(2,745)

Total allocation of acquisition cost	$1,521,938

Southern Gas Acquisition

          On May 2, 2007, we completed the purchase of oil and natural gas properties and related assets, including derivative financial instruments, covering a significant portion of estimated production for 2007, 2008 and 2009 from entities affiliated with Anadarko in multiple fields primarily located in Oklahoma, Texas and Louisiana for approximately $750.2 million in cash, including acquisition related expenses, net of preliminary purchase price adjustments, or the Southern Gas Acquisition. Pursuant to the purchase and sale agreement, the purchase price and resulting allocation will be finalized during the fourth quarter of 2007. The acquisition was funded with cash on hand of $134.3 million, including $133.0 million from escrow accounts from prior sales, borrowings under the EXCO Resources credit agreement of $572.9 million and the application of a $43.0 million deposit paid by EXCO to Anadarko in February 2007.

          The preliminary allocation of the purchase price to the assets and liabilities of the Southern Gas Acquisition is presented in the following table:

(in thousands)
Acquisition cost:
Preliminary purchase price	$748,936
Acquisition related expenses	1,252

Total acquisition cost	$750,188

Allocation of acquisition cost:
Proved oil and natural gas properties	$554,650
Unproved oil and natural gas properties	4,469
Gulf Coast Sale	245,405
Fair value (liability) of assumed derivative financial instruments	(42,204)
Asset retirement obligations	(12,566)
Other, net	434

Total allocation of acquisition cost	$750,188

          On May 2, 2007, in connection with the Southern Gas Acquisition, EXCO entered into the Second Amended and Restated Credit Agreement, or the EXCO Resources Credit Agreement, among EXCO, as borrower, certain subsidiaries of EXCO, as guarantors, and a group of lenders. As a result of the Southern Gas Acquisition, EXCO and the lenders agreed to increase the borrowing base from $750.0 million to $1.0 billion.

Gulf Coast Sale

          On May 8, 2007, we completed the sale of a portion of the oil and natural gas properties and related assets in multiple fields primarily located in South Texas and South Louisiana acquired in the Southern Gas Acquisition to an entity affiliated with Crimson Exploration Inc., or Crimson, for an aggregate sale price of $245.4 million in cash, net of preliminary purchase price adjustments, and 750,000 shares of unregistered restricted Crimson common stock, or the Gulf Coast Sale. In connection with the closing of the Gulf Coast Sale, the borrowing base on the EXCO Resources Credit Agreement was reduced from $1.0 billion to $900.0 million.

          On August 15, 2007, we sold the 750,000 shares of unregistered restricted common stock of Crimson for an aggregate sales price of approximately $5.2 million. We recorded a gain of $0.7 million on the sale, which is included in other income for the nine months ended September 30, 2007.

Pro forma results of operations

          The following table reflects the unaudited pro forma results of operations as though the acquisitions of TXOK Acquisition, Inc., Power Gas Marketing & Transmission, Inc., Winchester Acquisition, Inc., or Winchester, (see our Annual Report on Form 10-K filed on March 19, 2007 for a discussion of these acquisitions), the Vernon Acquisition, the Southern Gas Acquisition and the Gulf Coast Sale had occurred on January 1, 2006.

	For the nine months ended September 30,
	2006	2007
	(in thousands, except per share data)
Revenues and other income	$1,104,914	$831,906

Net income	$424,165	$93,887
Preferred stock dividends	(104,712)	(104,712)

Net income (loss) available to common shareholders	$319,453	$(10,825)

Basic earnings (loss) per share	$3.32	$(0.10)

Diluted earnings (loss) per share	$2.09	$(0.10)

Sales of oil and natural gas properties

          On January 5, 2007, we completed the sale of oil and natural gas properties and undeveloped drilling locations in the Wattenberg field area of the DJ Basin, or the Wattenberg Field, for approximately $129.6 million in cash, net of contractual adjustments. The transaction included substantially all of the assets EXCO held in the area. Proceeds from the sale were deposited with a third party intermediary pending closing of the Southern Gas Acquisition to facilitate a like-kind exchange for federal income tax purposes.

          On July 13, 2007, we completed the sale of substantially all of our interest in the Cement Field, located in Caddo and Grady Counties Oklahoma in our Mid-Continent area for approximately $100.8 million, after contractual purchase price adjustments. Proceeds from this sale were deposited with a third party intermediary pending closing of assets purchased in West Texas in October 2007 in a like-kind exchange transaction for federal tax purposes (see Note 14. Subsequent events).

          No gain or loss was recognized from these sales as we use the full cost method of accounting.

3.    Recent accounting pronouncements

          In July 2006, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes." FIN 48 provides guidance on recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that a company has taken or expects to take on a tax return. We adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on our consolidated financial position or results of operations.

          The FASB issued FASB Staff Position EITF 00-19-2 "Accounting for Registration Payment Arrangements," or FSP 00-19-2, on December 21, 2006. FSP 00-19-2 requires contingent obligations to make future payments under a registration payment arrangement to be recognized separately in accordance with SFAS No. 5, "Accounting for Contingencies," or SFAS No. 5. SFAS No. 5 requires that an estimated loss from a loss contingency be accrued if the loss is probable and can reasonably be estimated. Our 7.0% Preferred Stock and Hybrid Preferred Stock contain requirements for EXCO to register shares on behalf of the preferred stockholders. If such registration deadlines are not met, or a prior registration statement ceases to remain effective, we may be obligated to pay liquidated damages. We adopted FSP 00-19-2 upon issuance of the 7.0% Preferred Stock and the Hybrid Preferred Stock. We do not believe any of the contingencies associated with the registration rights of the preferred stockholders are probable as of September 30, 2007 and therefore are not valued separately at September 30, 2007.

          In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. The effect of adopting SFAS No. 157 is not expected to have a significant effect on our reported financial position or earnings.

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115," or SFAS No. 159. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are to be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and as such, will be adopted by us on January 1, 2008. The effect of adopting SFAS No. 159 is not expected to have a significant effect on our reported financial position or earnings.

4.    Significant accounting policies

          We consider accounting policies related to estimates of Proved Reserves, accounting for derivatives, business combinations, share-based payments, accounting for oil and natural gas properties, goodwill, asset retirement obligations and accounting for income taxes as significant accounting policies. When we acquire oil and natural gas properties, the application of purchase accounting is also a significant accounting policy. The policies include significant estimates made by management using information available at the time the estimates are made. However, these estimates could change materially if different information or assumptions were used. These policies are summarized in our Annual Report on Form 10-K for the year ended December 31, 2006.

5.    Asset retirement obligations

          The following is a reconciliation of our asset retirement obligations for the nine months ended September 30, 2006 and 2007 (in thousands):

	Nine months ended September 30,
	2006	2007
	(unaudited)
Asset retirement obligation at January 1	$15,823	$56,149
Activity during the nine months ended September 30:
Acquisition of TXOK Acquisition, Inc	8,203	—
Acquisition of Power Gas Marketing & Transmission, Inc	1,527	—
Liabilities incurred during the period	2,174	1,901
Liabilities settled during the period	(238)	(3,321)
Adjustment to liability due to Vernon Acquisition	—	10,726
Adjustment to liability due to Southern Gas Acquisition	—	12,566
Accretion of discount	1,078	3,534

Asset retirement obligations as of September 30	28,567	81,555
Less current portion	1,428	1,617

Long-term portion	$27,139	$79,938

          We have no assets that are legally restricted for purposes of settling asset retirement obligations.

6.    Oil and natural gas properties

          We record oil and natural gas properties at cost using the full cost method of accounting. Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool. Capitalized costs are limited to the aggregate of the present value of future net revenues plus the lower of cost or fair market value of unproved properties less the income tax effects related to the book and tax basis of the oil and natural gas properties involved. The full cost pool is comprised of lease and well equipment and exploration and development costs incurred, plus intangible acquired proved leaseholds.

          Unproved oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not Proved Reserves can be assigned to such properties. At December 31, 2006 and September 30, 2007, $297.9 million and

$327.9 million, respectively, in unproved oil and natural gas properties were excluded from our full cost pool in calculating our depreciation, depletion and amortization. We assess our unproved oil and natural gas properties for impairment on a quarterly basis.

          Sales, dispositions and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless the disposition would significantly alter the amortization rate.

          At the end of each quarterly period, the unamortized cost of proved oil and natural gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects (ceiling test).

          As of September 30, 2007, pursuant to Rule 4-10(c)(4)(i)(A) of Regulation S-X, we were required to compute our ceiling test using the September 30, 2007 spot prices for oil and natural gas. The computation resulted in the carrying costs of our unamortized proved oil and natural gas properties, net of deferred taxes, exceeding the September 30, 2007 present value of future net revenues by approximately $541.1 million. As a result of increases in spot prices combined with the temporary exemption received from the SEC to exclude Winchester, the Vernon Acquisition and the Southern Gas Acquisition from our ceiling test discussed below, the need to recognize an impairment for the quarter ended September 30, 2007 was eliminated.

          Winchester, the Vernon Acquisition and the Southern Gas Acquisition represent approximately 59.3% of EXCO's consolidated full cost pool and are all recent acquisitions. Our pricing for these acquisitions are based on models which incorporate, among other things, market prices based on NYMEX futures. The ceiling test requires companies using the full cost accounting method to price period ending Proved Reserves at the period end spot price, which may not be indicative of actual market values. Given the significance of Winchester, the Vernon Acquisition and the Southern Gas Acquisition and the short passage of time between closing of these acquisitions and the required ceiling test computation, the Company requested, and received, an exemption from the SEC to exclude the Winchester, Vernon and Southern Gas acquisitions from the full cost pool ceiling test assessments for a period of twelve months following the corresponding acquisition dates.

          The book value of the proved properties of Winchester, the Vernon Acquisition and the Southern Gas Acquisition totaled approximately $2.7 billion, which represents over half of our consolidated oil and natural gas assets. The request for exemption was made because the Company believes the fair value of the aforementioned acquisitions can be demonstrated beyond a reasonable doubt to exceed their unamortized costs. The Company's expectation of future prices is principally based on NYMEX futures contracts, adjusted for basis differentials, for a period of five years. After a five year period we have historically elected to use flat pricing as the volume on NYMEX futures contracts traded on the public exchanges decreases significantly. Generally, the flat price used for the sixth year through the economic life of the property is management's internal long-term price estimate, which is, in part, based on an extension of the NYMEX pricing. EXCO believes the NYMEX futures contract reflects an independent proxy for fair value. Management's internal valuation model demonstrated that the fair value of Winchester, the Vernon Acquisition and the Southern Gas Acquisition clearly exceeded the carrying costs as of September 30, 2007 beyond a reasonable doubt.

          We recognize that, due to the volatility associated with oil and natural gas prices, a downward trend in market prices could occur. If such a case were to occur and is deemed to be other than a temporary trend, we would assess these acquisitions for impairment during the requested exemption period. Further, if we cannot demonstrate that fair value exceeds the unamortized carrying costs during the requested exemption periods prior to issuance of our financial statements, we will recognize impairment related to these acquisitions.

          The calculation of the ceiling test is based upon estimates of Proved Reserves. There are numerous uncertainties inherent in estimating quantities of Proved Reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

7.    Earnings (loss) per share

          We account for earnings per share in accordance with SFAS No. 128, "Earnings per share," or SFAS No. 128. SFAS No. 128 requires companies to present two calculations of earnings per share; basic and diluted. Basic earnings (loss) per common share for the nine months ended September 30, 2006 and 2007 equals the net income (loss) divided by the weighted average common shares outstanding during the period. Diluted earnings (loss) per common share for the nine months ended September 30, 2006 and 2007 equals net income (loss) divided by the sum of weighted average common shares outstanding during the period plus any dilutive common stock equivalents assumed to be issued. Common stock equivalents for the nine months ended September 30, 2006 and 2007 are shares assumed to be issued if our outstanding stock options were in-the-money and exercised. We have excluded 2,541,801 stock options from the computation of earnings per share as they are antidilutive due to the net loss available to common shareholders for the nine months ended September 30, 2007. The assumed conversion of the 7.0% Preferred Stock and the Hybrid Preferred Stock have been excluded from the nine months ended September 30, 2007 as they are anti-dilutive.

          The following table presents the basic and diluted earnings (loss) per share computations for the nine months ended September 30, 2006 and 2007:

	Nine months ended September 30,
	2006	2007
	(in thousands, except per share data)
Basic earnings (loss) per common share:
Net income	$139,920	$51,651
Preferred stock dividends	—	(97,968)

Net income (loss) available to common shareholders	$139,920	$(46,317)

Shares:
Weighted average number of common shares outstanding	96,144	104,311

Basic earnings (loss) per share:
Net income (loss) available to common shareholders per common share	$1.46	$(0.44)

Diluted earnings (loss) per share:
Net income (loss) available to common shareholders	$139,920	$(46,317)

Shares:
Weighted average number of common shares outstanding	96,144	104,311

Dilutive effect of stock options	1,427	—

Weighted average common shares and common stock equivalent shares outstanding	97,571	104,311

Diluted earnings (loss) per share:
Net income (loss) available to common shareholders per common share	$1.43	$(0.44)

8.    Stock options

          We adopted SFAS No. 123(R), "Share-Based Compensation," or SFAS No. 123(R), on October 3, 2005. As required by SFAS No. 123(R), the granting of options to our employees under the 2005 Long-Term Incentive Plan, or the 2005 Incentive Plan, are share-based payment transactions and are to be treated as compensation expense by us with a corresponding increase to additional paid-in capital. Volatility was determined based on the combination of the weighted average volatility of our common stock and the daily closing prices from five comparable public companies during the period when we were privately held. For the nine months ended September 30, 2007, total share-based compensation was $8.1 million, of which $6.7 million is included in general administrative and lease operating expense and $1.4 million was capitalized as part of proved developed and undeveloped oil and natural gas properties. Total share-based compensation to be recognized on unvested awards as of September 30, 2007 is $15.2 million over a weighted average period of 1.6 years.

          During the nine months ended September 30, 2007, options to purchase 1,576,700 shares were granted under the 2005 Incentive Plan at prices ranging from $16.00 to $18.44 per share with fair values ranging from $5.57 to $6.53 per share. The options expire ten years following the date of grant. Pursuant to the 2005 Incentive Plan, 25% of the options vest immediately with an additional 25% to vest on each of the next three anniversaries of the date of the grant. On August 30, 2007, shareholder approval was obtained to increase the number of shares authorized to be issued under the 2005 Long-Term Incentive Plan by an additional 10,000,000 shares to a total of 20,000,000 shares. Therefore, as of December 31, 2006 and September 30, 2007, there were 1,574,475 and 10,276,150 shares available to be granted under the 2005 Incentive Plan, respectively.

9.    Geographic operating segment information

          We follow SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," or SFAS No. 131. We have operations in only one industry segment, that being the oil and natural gas exploration and production industry. In prior periods, the Company provided geographic segment financial information for the following regions within the United States: EXCO (excluding Appalachia) and Appalachia. Effective in the fourth quarter of 2006, we no longer present separate financial information for geographic regions within a country. We now present industry segment information on a basis consistent with the determination of our full cost pools.

10.    Derivative financial instruments

          We do not designate our derivative financial instruments as hedging instruments for financial accounting purposes and, as a result, we recognize the change in the derivative's fair value currently in earnings.

          The following table sets forth our oil and natural gas derivatives as of September 30, 2007 and includes the assumed derivative contracts acquired in connection with the Vernon Acquisition and the Southern Gas Acquisition. The fair values at September 30, 2007 are estimated from quotes from public market sources and represent the amount that we would expect to receive or pay to terminate the contracts at September 30, 2007. We have the right to offset amounts we expect to receive or pay among our individual counterparties. As a result, we have offset amounts for financial statement presentation purposes.

	Volume Mmbtu/Bbls	Weighted average strike price	Fair value at September 30, 2007
	(in thousands, except prices)
Natural Gas:
Swaps NYMEX:
Remainder of 2007	30,428	$8.06	$32,182
2008	100,110	8.36	39,124
2009	73,395	7.90	(25,204)
2010	11,548	7.18	(9,308)
2011	1,825	4.51	(5,105)
2012	1,830	4.51	(4,503)
2013	1,825	4.51	(3,993)

Total Natural Gas	220,961		23,193

Oil:
Swaps:
Remainder of 2007	375	64.08	(6,004)
2008	1,095	61.09	(16,150)
2009	886	60.68	(10,480)
2010	108	59.85	(1,162)

Total Oil	2,464		(33,796)

Total Oil and Natural Gas			$(10,603)

          At September 30, 2007, the average forward NYMEX oil prices per Bbl for the remainder of 2007 and for 2008 were $80.26 and $76.41, respectively, and the average forward NYMEX natural gas price per Mmbtu for the remainder of 2007 and for 2008 were $7.00 and $7.95, respectively.

11.    Long-term debt

          Long-term debt is summarized as follows:

	December 31, 2006	September 30, 2007
	(in thousands)
Short-term debt:
Current portion of long-term debt	$6,500	$—

Long-term debt:
EPOP Credit Agreement	$643,500	$1,040,000
EPOP Senior Term Credit Agreement	643,500	—
EXCO Resources Credit Agreement	339,000	484,000
Unamortized discount on EPOP Senior Term Credit Agreement	(3,180)	—
7 1/4% senior notes due 2011	444,720	444,720
Unamortized premium on 7 1/4% senior notes due 2011	14,113	11,760

Total	$2,081,653	$1,980,480

Credit agreements

EPOP Credit Agreement

          The EPOP Credit Agreement has a borrowing base of $1.3 billion and approximately $1.0 billion drawn as of September 30, 2007. The borrowing base is scheduled to be redetermined on a semi-annual basis, with EPOP and the lenders having the right to interim unscheduled redeterminations in certain circumstances. Scheduled redeterminations will be made on or about April 1 and October 1 of each year, beginning October 1, 2007. EPOP has scheduled a semi-annual redetermination with the lending group during November 2007 and expects to have an updated borrowing base established prior to December 2007. The EPOP Credit Agreement is secured by a first priority lien on the assets of EPOP, including 100% of the equity of EPOP's subsidiaries, and is guaranteed by all existing and future subsidiaries of EPOP. EPOP has agreed to have in place derivative financial instruments covering on a rolling basis no more than 80% of the forecasted production from total proved reserves (as defined) for the first two years and 70% in the third, fourth and fifth years. The foregoing description is not complete and is qualified in its entirety by the EPOP Credit Agreement. As of September 30, 2007, EPOP was in compliance with the financial covenants contained in the EPOP Credit Agreement which require that EPOP:

  •
  maintain a consolidated current ratio (as defined under the EPOP Credit Agreement) of at least 1.0 to 1.0 at the end of any fiscal quarter, beginning with the quarter ending June 30, 2007;

  •
  not permit our ratio of consolidated indebtedness to consolidated EBITDAX (as defined under the EPOP Credit Agreement) to be greater than 3.5 to 1.0 at the end of each fiscal quarter, beginning with the quarter ending June 30, 2007; and

  •
  not permit our interest coverage ratio (as defined under the EPOP Credit Agreement) to be less than 2.5 to 1.0 at the end of each fiscal quarter, beginning with the quarter ending June 30, 2007.

          The EPOP Credit Agreement contains representations, warranties, covenants, events of default, and indemnities customary for agreements of this type. The EPOP Credit Agreement matures March 30, 2012. Interest under the EPOP Credit Agreement ranges from LIBOR plus 100 bps to 175 bps or an Alternate Base Rate (ABR), as defined, ranging from ABR plus 0 bps to 75 bps.

          At December 31, 2006 and September 30, 2007, the six month LIBOR rates were 5.37% and 5.13%, respectively, which resulted in interest rates of approximately 7.19% and 6.63%, respectively. At December 31, 2006 and September 30, 2007, we had $643.5 million and $1.0 billion, respectively, of outstanding indebtedness under the EPOP Credit Agreement.

EXCO Resources Credit Agreement

          The EXCO Resources Credit Agreement has a borrowing base of $900.0 million. The borrowing base is redetermined semi-annually with EXCO and the lenders having the right to interim unscheduled redeterminations in certain circumstances. Scheduled redeterminations are on or about April 1 and October 1 of each year beginning on September 1, 2007. EXCO has scheduled a semi-annual redetermination with the lending group during November 2007 and expects to have an updated borrowing base established prior to December 2007. The interest rate ranges from LIBOR plus 100 bps to LIBOR plus 175 bps depending upon borrowing base usage. The facility also includes an ABR pricing alternative ranging from ABR plus 0 bps to ABR plus 75 bps depending upon borrowing base usage. Borrowings under the EXCO Resources Credit Agreement are collateralized by a first lien mortgage providing a security interest in our oil and natural gas properties. EXCO has also agreed to have in place commodity derivative contracts covering no more than 80% of its forecasted production from total proved reserves (as defined) for the next two years and 70% in the third, fourth and fifth years. EXCO will have in place mortgages covering 80% of the engineered value of its Borrowing Base Properties (as defined). The foregoing description is not complete and is qualified in its entirety by the EXCO Resources Credit Agreement. As of September 30, 2007, EXCO was in compliance with the financial covenants contained in the EXCO Resources Credit Agreement which require that we:

  •
  maintain a Consolidated Current Ratio (as defined) of at least 1.0 to 1.0 as of the end of any fiscal quarter ending on or after September 30, 2007;

  •
  not permit our ratio of Consolidated Funded Indebtedness (as defined) to Consolidated EBITDAX (as defined) to be greater than 3.5 to 1.0 at the end of any fiscal quarter ending on or after September 30, 2007; and

  •
  maintain a Consolidated EBITDAX to Consolidated Interest Expense (as defined) ratio of at least 2.5 to 1.0 at the end of any fiscal quarter ending on or after September 30, 2007.

          At December 31, 2006 and September 30, 2007, the six month LIBOR rates were 5.37% and 5.13%, respectively, which resulted in interest rates of approximately 6.62% and 6.38%, respectively.

At December 31, 2006 and September 30, 2007, we had $339.0 million and $484.0 million, respectively, of outstanding indebtedness under the EXCO Resources Credit Agreement.

7 1/4% senior notes due January 15, 2011

          As of September 30, 2007, $444.7 million in principal was outstanding on our 7 1/4% senior notes due January 15, 2011, or senior notes. Unamortized premium on the senior notes was $11.8 million at September 30, 2007. The estimated fair value of the senior notes, based on quoted market prices for the senior notes, was $444.7 million on September 30, 2007.

          Interest is payable on the senior notes semi-annually in arrears on January 15 and July 15 of each year. The senior notes mature on January 15, 2011. We may redeem some or all of the senior notes beginning on January 15, 2007 for the redemption price set forth in the senior notes.

          The indenture governing the senior notes contains covenants which limit our ability and the ability of our subsidiaries to:

  •
  incur or guarantee additional debt and issue certain types of preferred stock;

  •
  pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

  •
  make investments;

  •
  create liens on our assets;

  •
  enter into sale/leaseback transactions;

  •
  create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

  •
  engage in transactions with our affiliates;

  •
  transfer or issue shares of stock of subsidiaries;

  •
  transfer or sell assets; and

  •
  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

12.    Preferred stock

          The 7.0% Preferred Stock and Hybrid Preferred Stock were issued in several series at a purchase price of $10,000 per share. All of the shares of Series A-2 7.0% Preferred Stock and Series A-2 Hybrid Preferred Stock have automatically converted into Series A-1 7.0% Preferred Stock and Series A-1 Hybrid Preferred Stock, respectively, as the holders provided assurance to EXCO that such holders have satisfied any necessary filing requirements under the HSR Act or are able to avail themselves of an exemption therefrom. The following table accounts for these automatic conversions and presents the carrying value, net of issuance costs, for each series of our 7.0% Preferred Stock and Hybrid Preferred Stock at September 30, 2007:

Series	Number of issued shares	Purchase price	Balance as of September 30, 2007
	(in thousands, except shares)
7.0% Preferred Stock:
Series A-1	24,383	$243,830	$242,868
Series B	11,700	117,000	116,539
Series C	2,925	29,250	29,135

Subtotal	39,008	390,080	388,542
Hybrid Preferred Stock:
Series A-1	160,992	1,609,920	1,603,571

Subtotal	160,992	1,609,920	1,603,571

Total preferred stock	200,000	$2,000,000	$1,992,113

          We paid dividends of $42.6 million on September 4, 2007 for dividends accrued from June 16, 2007 through August 30, 2007. During that period, the Hybrid Preferred Stock accrued dividends at 11.0% per annum and the 7.0% Preferred Stock accrued dividends at 7.0% per annum. We also paid dividends of $5.8 million on September 15, 2007 for the period from August 31, 2007 through September 15, 2007. During that period, all preferred stock dividends were accrued at a rate of 7.0% per annum. In addition, accrued dividends of $5.8 million are included in current liabilities at September 30, 2007.

13.    Master Limited Partnership

          EXCO Partners, LP, or EXCO Partners, is a Delaware limited partnership recently formed by us to acquire, exploit and develop oil and natural gas properties. On September 13, 2007, a registration statement relating to the initial public offering, or IPO, of common units representing limited partner interests of EXCO Partners was filed with the SEC but has not yet become effective. In connection with the proposed IPO, we expect to contribute proved developed producing oil and natural gas wellbores to EXCO Partners in our East Texas/North Louisiana, Mid-Continent and Permian operating areas. We also expect to contribute to EXCO Partners all of our properties, including our undeveloped properties, in our Appalachian operating area.

          EXCO Partners expects to sell 51% (before underwriters' over-allotment option) of its common units to the public in the IPO and receive estimated net proceeds of approximately $1.43 billion from the IPO, net of underwriting discounts and estimated offering expenses.

          A registration statement relating to common units of EXCO Partners has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This quarterly report shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

          Any offering of common units will be made only by means of a prospectus. A copy of the final prospectus, when available, may be obtained by submitting requests to Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, via fax at 212-902-9316 or via e-mail at prospectus-ny@ny.email.gs.com.

14.    Subsequent events

          On October 9, 2007, we completed the acquisition of an additional 45.0% interest in 28,000 acres of leasehold interests and 135 producing wells in our Canyon Sand field in West Texas for $156.6 million, subject to customary post-closing purchase price adjustments.

15.    Condensed consolidating financial statements

          Set forth below are condensed consolidating financial statements of EXCO, the guarantor subsidiaries and the non-guarantor subsidiaries. The senior notes are jointly and severally guaranteed by some of our subsidiaries (referred to as guarantor subsidiaries). Each of the guarantor subsidiaries are wholly-owned subsidiaries of EXCO Resources, or Resources, and the guarantees are unconditional as it relates to the assets of the guarantor subsidiaries.

          On April 30, 2007, TXOK and its subsidiary, previously guarantor subsidiaries, were merged into and with Resources. As a result, the consolidating balance sheets, the consolidating statements of operations and consolidating statements of cash flows for the respective periods in 2006 have been restated to reflect these guarantor subsidiaries as if they had been merged into and with Resources for all periods presented.

          The following financial information presents consolidating financial statements, which include:

  •
  Resources;

  •
  the guarantor subsidiaries on a combined basis;

  •
  the non-guarantor subsidiaries;

  •
  elimination entries necessary to consolidate Resources, the guarantor subsidiaries and the non-guarantor subsidiaries; and

  •
  EXCO on a consolidated basis.

          Investments in subsidiaries are accounted for using the equity method of accounting. The financial information for the guarantor and non-guarantor subsidiaries are presented on a combined basis. The elimination entries primarily eliminate investments in subsidiaries and intercompany balances and transactions.

 EXCO RESOURCES, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2006

(in thousands)	Resources	Guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$6,522	$6,233	$10,067	$—	$22,822
Other current assets	44,050	36,484	133,354	—	213,888

Total current assets	50,572	42,717	143,421	—	236,710

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	88,299	19,921	189,699	—	297,919
Proved developed and undeveloped oil and natural gas properties	607,892	818,427	1,066,544	—	2,492,863
Allowance for depreciation, depletion and amortization	(43,863)	(43,260)	(55,468)	—	(142,591)

Oil and natural gas properties, net	652,328	795,088	1,200,775	—	2,648,191

Gas gathering, office and field equipment, net	5,911	33,367	174,883	—	214,161
Deferred financing costs	946	—	14,983	—	15,929
Deferred tax asset	—	—	—	—	—
Oil and natural gas derivatives	4,950	6,440	30,079	—	41,469
Goodwill	110,800	164,469	194,808	—	470,077
Investments in and advances to affiliates	1,167,846	(465,797)	—	(702,049)	—
Advance on probable acquisition	80,000	—	—	—	80,000
Other assets, net	17	471	32	—	520

Total assets	$2,073,370	$576,755	$1,758,981	$(702,049)	$3,707,057
Liabilities and shareholders' equity
Current liabilities	$66,859	$25,098	$98,967	$—	$190,924
Long-term debt	797,832	—	1,283,821	—	2,081,653
Deferred income taxes	11,147	154,989	—	—	166,136
Other liabilities	17,682	60,116	10,696	—	88,494
Payable to parent	—	—	16,385	(16,385)	—
Commitments and contingencies	—	—	—	—	—
Shareholders' equity	1,179,850	336,552	349,112	(685,664)	1,179,850

Total liabilities and shareholders' equity	$2,073,370	$576,755	$1,758,981	$(702,049)	$3,707,057

 EXCO RESOURCES, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(Unaudited)

September 30, 2007

(in thousands)	Resources	Guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$116,105	$11,229	$19,463	$—	$146,797
Other current assets	99,638	46,354	153,497	—	299,489

Total current assets	215,743	57,583	172,960	—	446,286

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	77,054	17,753	233,055	—	327,862
Proved developed and undeveloped oil and natural gas properties	1,019,320	865,937	2,727,224	—	4,612,481
Allowance for depreciation, depletion and amortization	(87,969)	(71,903)	(236,097)	—	(395,969)

Oil and natural gas properties, net	1,008,405	811,787	2,724,182	—	4,544,374

Gas gathering, office and field equipment, net	7,174	32,740	296,966	—	336,880
Deferred financing costs	7,853	—	12,895	—	20,748
Oil and natural gas hedge derivatives	2,041	1,274	9,251	—	12,566
Goodwill	110,800	164,469	194,808	—	470,077
Investments in and advances to affiliates	2,497,388	—	—	(2,497,388)	—
Other assets, net	295	468	—	—	763

Total assets	$3,849,699	$1,068,321	$3,411,062	$(2,497,388)	$5,831,694

Liabilities and shareholders' equity
Current liabilities	$81,553	$31,705	$138,540	$—	$251,798
Long-term debt	940,480	—	1,040,000	—	1,980,480
Deferred income taxes	116,722	184,847	—	—	301,569
Other liabilities	54,152	62,698	44,117	—	160,967
Payable to parent	(480,088)	455,866	24,222	—	—
Commitments and contingencies	—	—	—	—	—
Preferred stock	1,992,113	—	—	—	1,992,113
Shareholders' equity	1,144,767	333,205	2,164,183	(2,497,388)	1,144,767

Total liabilities and shareholders' equity	$3,849,699	$1,068,321	$3,411,062	$(2,497,388)	$5,831,694

 EXCO RESOURCES, INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(Unaudited)

For the nine months ended September 30, 2006

(in thousands)	Resources	Guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Revenues and other income:
Oil and natural gas sales	$86,605	$91,498	$56,531	$—	$234,634
Derivative financial instruments	91,124	84,644	—	—	175,768
Other income (loss)	36,688	1,324	1,008	(35,448)	3,572
Equity in earnings of subsidiaries	70,825	—	—	(70,825)	—

Total revenues and other income	285,242	177,466	57,539	(106,273)	413,974

Costs and expenses:
Oil and natural gas production	16,429	14,741	10,772	—	41,942
Depreciation, depletion and amortization	28,963	27,481	24,885	—	81,329
Accretion of discount on asset retirement obligations	471	477	130	—	1,078
General and administrative	12,879	4,488	3,461	—	20,828
Interest	41,285	20,626	14,822	(35,448)	41,285

Total costs and expenses	100,027	67,813	54,070	(35,448)	186,462

Equity in earnings of TXOK Acquisition, Inc.	1,593	—	—	—	1,593

Income (loss) before income taxes	186,808	109,653	3,469	(70,825)	229,105
Income tax expense	46,888	42,297	—	—	89,185

Net income (loss)	$139,920	$67,356	$3,469	$(70,825)	$139,920

 EXCO RESOURCES, INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(Unaudited)

For the nine months ended September 30, 2007

(in thousands)	Resources	Guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Revenues and other income:
Oil and natural gas sales	$145,605	$90,030	$354,174	$—	$589,809
Derivative financial instruments	17,736	(4,886)	67,280	—	80,130
Other income (loss)	27,394	(21,743)	19,541	—	25,192
Equity in earnings of subsidiaries	61,721	—	—	(61,721)	—

Total revenues and other income	252,456	63,401	440,995	(61,721)	695,131

Costs and expenses:
Oil and natural gas production	32,352	18,272	71,732	—	122,356
Depreciation, depletion and amortization	45,585	31,139	189,073	—	265,797
Accretion of discount on asset retirement obligations	1,075	1,439	1,020	—	3,534
General and administrative	25,607	7,400	13,168	—	46,175
Interest	45,843	—	100,932	—	146,775

Total costs and expenses	150,462	58,250	375,925	—	584,637

Income (loss) before income taxes	101,994	5,151	65,070	(61,721)	110,494
Income tax expense (benefit)	50,343	8,500	—	—	58,843

Net (income) loss	51,651	(3,349)	65,070	(61,721)	51,651
Preferred stock dividends	(97,968)	—	—	—	(97,968)

Net income (loss) available to common shareholders	$(46,317)	$(3,349)	$65,070	$(61,721)	$(46,317)

 EXCO RESOURCES, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(Unaudited)

For the nine months ended September 30, 2006

(in thousands)	Resources	Guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Operating Activities:
Net cash provided by operating activities	$79,531	$57,346	$36,017	$—	$172,894

Investing Activities:
Additions to oil and natural gas properties, gathering systems and equipment	(143,649)	(86,416)	(112,569)	—	(342,634)
Corporate acquisitions	—	(61,776)	—	—	(61,776)
Advance to TXOK Acquisition, Inc.	(158,750)	—	—	—	(158,750)
Proceeds from dispositions of property and equipment	3,834	761	18	—	4,613
Advances/investments with affiliates	(152,592)	117,924	34,668	—	—
Cash acquired in acquisition of TXOK Acquisition, Inc.	8,882	—	23,379	—	32,261

Net cash used in investing activities	(442,275)	(29,507)	(54,504)	—	(526,286)

Financing Activities:
Borrowings under credit agreement	498,000	—	—	—	498,000
Repayments under credit agreement	(602,749)	(13,100)	—	—	(615,849)
Payments on interim bank loan	(350,000)	—	—	—	(350,000)
Settlements of derivative financial instruments with a financing element	—	(38,098)	—	—	(38,098)
Proceeds from issuance of common stock, net	656,598	—	—	—	656,598
Deferred financing costs and other	(1,521)	—	—	—	(1,521)

Net cash provided by (used in) financing activities	200,328	(51,198)	—	—	149,130

Net decrease in cash	(162,416)	(23,359)	(18,487)	—	(204,262)
Cash at beginning of period	191,500	35,453	—	—	226,953

Cash at end of period	$29,084	$12,094	$(18,487)	$—	$22,691

 EXCO RESOURCES, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(Unaudited)

For the nine months ended September 30, 2007

(in thousands)	Resources	Guarantor subsidiaries	Non- guarantor subsidiaries	Eliminations	Consolidated
Operating Activities:
Net cash provided by operating activities	$66,699	$52,806	$260,793	$—	$380,298

Investing Activities:
Additions to oil and natural gas properties, gathering systems andequipment	(59,486)	(36,295)	(228,126)	—	(323,907)
Acquisitions, including corporate acquisitions	(750,318)	—	(1,439,638)	—	(2,189,956)
Proceeds from dispositions of property and equipment	476,516	34	2,033	—	478,583
Proceeds from sale of Crimson stock	5,228	—	—	—	5,228
Advance received on property sale	1,500	—	—	—	1,500
Advances/investments with affiliates	(1,665,863)	(11,549)	1,677,412	—	—

Net cash provided by (used in) investing activities	(1,992,423)	(47,810)	11,681	—	(2,028,552)

Financing Activities:
Proceeds from long-term debt	838,000	—	1,170,000	—	2,008,000
Payments on long-term debt	(693,000)	—	(1,420,532)	—	(2,113,532)
Settlements of derivative financial instruments with a financing element	(5,383)	—	(2,637)	—	(8,020)
Proceeds from issuance of common stock, net	3,175	—	—	—	3,175
Proceeds from issuance of preferred stock, net	2,000,000	—	—	—	2,000,000
Payment of preferred stock dividends	(92,134)	—	—	—	(92,134)
Issuance costs	(7,501)	—	—	—	(7,501)
Deferred financing costs and other	(7,850)	—	(9,909)	—	(17,759)

Net cash provided by (used in) financing activities	2,035,307	—	(263,078)	—	1,772,229

Net increase in cash	109,583	4,996	9,396	—	123,975
Cash at beginning of period	6,522	6,233	10,067	—	22,822

Cash at end of period	$116,105	$11,229	$19,463	$—	$146,797

Report of Independent Registered Public Accounting Firm

To the Partners of EXCO Partners, LP:

          We have audited the accompanying balance sheet of EXCO Partners, LP (the Partnership) as of September 7, 2007. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EXCO Partners, LP as of September 7, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas
September 11, 2007

EXCO PARTNERS, LP

BALANCE SHEETS

	September 7, 2007	September 30, 2007 (unaudited)
ASSETS
Current Assets
Cash	$1,000	$1,000

Total Assets	$1,000	$1,000

LIABILITIES AND PARTNERS' EQUITY
Limited partner's interest	$980	$980
General partner's interest	20	20

Total liabilities and partners' equity	$1,000	$1,000

See accompanying note to balance sheets.

EXCO PARTNERS, LP

NOTE TO BALANCE SHEET

1. Nature of Operations

          EXCO Partners, LP (the "Partnership") is a Delaware limited partnership formed on September 4, 2007, to acquire, exploit and develop certain oil and natural gas properties from EXCO Resources, Inc. ("EXCO") and its subsidiaries. In order to simplify the Partnership's obligations under the laws of selected jurisdictions in which the Partnership will conduct business, the Partnership's activities will be conducted through a wholly-owned operating partnership.

          The Partnership intends to offer 75,000,000 common units, representing limited partner interests, pursuant to a public offering and to concurrently issue 72,000,000 common units, representing additional limited partner interests, to EXCO Partners MLP LP, LLC, a direct wholly-owned subsidiary of EXCO, as well as an aggregate 2% general partner interest in the Partnership and its operating partnership on a consolidated basis to EXCO GP Partners, LP.

          EXCO GP Partners, LP, as general partner, contributed $20 and EXCO Partners MLP LP, LLC, as the organizational limited partner, contributed $980 to the Partnership on September 7, 2007. There have been no other transactions involving the Partnership as of September 7, 2007.

Report of Independent Registered Public Accounting Firm

To the Partners of EXCO GP Partners, LP:

          We have audited the accompanying balance sheet of EXCO GP Partners, LP (the Partnership) as of September 7, 2007. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EXCO GP Partners, LP as of September 7, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas
September 11, 2007

EXCO GP PARTNERS, LP

BALANCE SHEETS

	September 7, 2007	September 30, 2007
		(unaudited)
ASSETS
Current Assets
Cash	$980.00	$980.00
Investment in EXCO Partners, LP	20.00	20.00

Total Assets	$1,000.00	$1,000.00

LIABILITIES AND PARTNERS' EQUITY
Limited partner's interest	$999.99	$999.99
General partner's interest	0.01	0.01

Total liabilities and partners' equity	$1,000.00	$1,000.00

See accompanying note to balance sheets.

EXCO GP PARTNERS, LP

NOTE TO BALANCE SHEET

1. Nature of Operations

          EXCO GP Partners, LP (the "General Partner") is a Delaware partnership formed on September 4, 2007, to become the general partner of EXCO Partners, LP (the "Partnership"). The General Partner is an indirect wholly-owned subsidiary of EXCO Resources, Inc. The General Partner owns a 2% general partner interest in the Partnership.

          On September 7, 2007, EXCO Partners GP, LLC contributed $.01 to EXCO GP Partners, LP in exchange for a .001% general partner interest, and EXCO Partners MLP LP, LLC contributed $999.99 to EXCO GP Partners, LP in exchange for a 99.999% limited partner interest.

          The General Partner has invested $20 in the Partnership. There have been no other transactions involving the General Partner as of September 7, 2007.

Independent Auditor's Report

To the Board of Directors
TXOK Acquisition, Inc.:

          We have audited the accompanying consolidated balance sheets of ONEOK Energy Resources Company and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for each of the years then ended and for the period from January 1, 2005 to September 26, 2005 (the 269 day period). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ONEOK Energy Resources Company and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years then ended and for the period from January 1, 2005 to September 26, 2005, in conformity with U.S. generally accepted accounting principles.

          As discussed in Notes A and G to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

/s/ KPMG LLP
Tulsa, Oklahoma December 20, 2006

ONEOK Energy Resources Company and Subsidiaries

Consolidated Balance Sheets

	December 31, 2003	December 31, 2004
	(in thousands)
Assets
Current assets
Trade accounts and notes receivable	$7,028	$19,564
Materials and supplies	595	877
Deferred income taxes	211	1,592
Oil and natural gas derivatives	5,874	1,891
Other current assets	364	323

Total current assets	14,072	24,247

Property, plant and equipment
Oil and natural gas properties, successful efforts methods of accounting:
Producing properties	387,801	434,707
Non-producing properties	461	618
Gathering properties	15,250	17,218
Furniture and fixtures	2,977	3,071
Land and buildings	—	350

Total property, plant and equipment	406,489	455,964
Accumulated depreciation, depletion and amortization	63,853	87,935

Net property, plant and equipment	342,636	368,029
Deferred charges and other assets
Other	1,166	1,885

Total deferred charges and other assets	1,166	1,885

Total assets	$357,874	$394,161

Liabilities and shareholder's equity
Current liabilities
Accounts payable	$631	$18,914
Accounts payable to related parties	1,689	4,212
Oil and natural gas derivatives	6,414	6,007
Accrued liabilities	1,097	3,495

Total current liabilities	9,831	32,628

Due to parent	261,648	234,935
Deferred credits and other liabilities
Deferred income taxes	26,567	42,839
Other deferred credits	7,124	9,546

Total deferred credits and other liabilities	33,691	52,385

Total liabilities	305,170	319,948

Commitments and contingencies
Shareholder's equity
Common stock, $0.01 par value: authorized, issued and outstanding 1,000 shares at December 31, 2003 and 2004 and June 30, 2005	1	1
Paid-in capital	46,379	46,379
Accumulated and other comprehensive loss	(390)	(2,524)
Retained earnings	6,714	30,357

Total shareholder's equity	52,704	74,213

Total liabilities and shareholder's equity	$357,874	$394,161

See accompanying Notes to Consolidated Financial Statements.

ONEOK Energy Resources Company and Subsidiaries

Consolidated Statements of Income

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Revenues and other income:
Natural gas and oil	$42,401	$97,833	$89,587
Gathering and other revenue	949	4,845	3,313
Other income	36	131	623

Total revenues and other income	43,386	102,809	93,523

Costs and expenses:
Oil and natural gas production	8,215	19,079	17,068
Depreciation, depletion and amortization	11,450	25,719	21,591
Accretion of discount on asset retirement obligation	220	364	310
General and administrative	7,997	10,043	7,051
Other expense	26	71	—
Interest expense	5,838	9,163	8,730

Total costs and expenses	33,746	64,439	54,750

Income before income taxes	9,640	38,370	38,773
Income taxes	3,965	14,727	14,734

Income before cumulative effect of changes in accounting principles, net of tax	5,675	23,643	24,039

Cumulative effect of changes in accounting principles, net of tax	117	—	—

Net income	$5,792	$23,643	$24,039

See accompanying Notes to Consolidated Financial Statements.

ONEOK Energy Resources Company and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
			(Restated)
Operating activities
Net income	$5,792	$23,643	$24,039
Depreciation, depletion and amortization	11,848	26,051	21,813
Gain on sale of assets	—	349	—
Deferred income taxes	6,912	16,234	8,130
Changes in assets and liabilities (net of acquisition effects):
Accounts and notes receivable	12,586	(14,226)	(771)
Inventories	45	(282)	210
Accounts payable	(2,981)	22,632	38
Oil and natural gas derivatives	824	—	—
Other assets and liabilities	(200)	3,376	(8,668)

Cash provided by operating activities	34,826	77,777	44,791

Investing activities
Acquisitions	(238,646)	—	—
Capital expenditures	(19,028)	(51,064)	(44,433)

Cash used in investing activities	(257,674)	(51,064)	(44,433)

Financing activities
Increase (decrease) in due to parent	222,848	(26,713)	(358)

Cash provided by (used in) financing activities	222,848	(26,713)	(358)
Change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

See accompanying Notes to Consolidated Financial Statements.

ONEOK Energy Resources Company and Subsidiaries

Consolidated Statements of Shareholder's Equity and Comprehensive Income

	Common stock issued	Common stock	Paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
	(shares)
	(in thousands, except shares)
December 31, 2002	1000	$1	$46,379	$—	$922	$47,302
Net income	—	—	—	—	5,792	5,792
Other comprehensive loss	—	—	—	(390)	—	(390)

Total comprehensive income	—	—	—	—	—	5,402

December 31, 2003	1,000	1	46,379	(390)	6,714	52,704
Net income	—	—	—	—	23,643	23,643
Other comprehensive loss	—	—	—	(2,134)	—	(2,134)

Total comprehensive income	—	—	—	—	—	21,509

December 31, 2004	1,000	1	46,379	(2,524)	30,357	74,213
Net income	—	—	—	—	24,039	24,039
Other comprehensive loss	—	—	—	(12,373)	—	(12,373)

Total comprehensive income	—	—	—	—	—	11,666
Recapitalization by parent	—	—	87,723	—	—	87,723

September 26, 2005	1,000	$1	$134,102	$(14,897)	$54,396	$173,602

See accompanying Notes to Consolidated Financial Statements.

ONEOK ENERGY RESOURCES COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(A)    Summary of accounting policies

          Basis of Presentation — ONEOK Energy Resources Company (the "Company") is a wholly-owned subsidiary of ONEOK, Inc. (ONEOK or the "Parent"), and is engaged in the ownership, control and production of natural gas and oil and related assets located in Oklahoma and Texas. We were formed in January 2003 in connection with the sale of approximately 70% of the natural gas and oil reserves of the production segment of ONEOK. In connection with that transaction, ONEOK transferred its remaining natural gas and oil reserves located in Oklahoma (the ONEOK legacy reserves) to us. This transaction was a common control transaction and, accordingly, was accounted for in a manner similar to a pooling of interests.

          In December 2003, we acquired certain natural gas and oil properties and related flow lines located in Texas from a partnership owned by Wagner and Brown Ltd. (the Texas properties) as more fully described in Note B. Our consolidated statements prior to the acquisition of the Texas properties include solely the results of operations for the ONEOK legacy properties as if our formation occurred on January 1, 2002.

          On September 16, 2005, TXOK Acquisition, Inc. (TXOK), a Delaware corporation, agreed to acquire all of our issued and outstanding shares of common stock. The acquisition closed on September 27, 2005. The purchase price paid at closing, based upon adjustments as of that date, was $642.9 million. Effective upon the closing, we became a wholly-owned subsidiary of TXOK.

          Our consolidated statement of cash flows for the period from January 1, 2005 to September 26, 2005 (the 269 day period) have been revised from previously published unaudited amounts for the 269 day period. The revision to the consolidated statement of cash flows reflects an adjustment to income taxes to be consistent with the presentation in our fiscal 2004 financial statements. The adjustment lowered deferred tax expense by $11.3 million with a corresponding increase in current tax expense which is accounted for as a payable to our Parent (see Note A — Income Taxes). Accordingly, the revised cash flow presentation shows a decrease in cash flow from operations and a corresponding decrease in borrowings from our Parent.

Restatement

          The statement of cash flows for the 269 day period ended September 26, 2005 has been restated to correct an error which overstated deferred income taxes and certain working capital accounts in the net cash provided by operating activities in the amount of $13.8 million. The offsetting error in the statement of cash flows was in the financing section in the line item captioned "Increase (decrease) in due to parent". There was no impact on the Company's financial position or results of operations.

Critical accounting policies

          The following is a summary of our most critical accounting policies, which are defined as those policies most important to the portrayal of our financial condition and results of operations and requiring management's most difficult, subjective, or complex judgment, particularly because of the need to make estimates concerning the impact of inherently uncertain matters.

          Oil and natural gas derivatives — We engage in wholesale risk management activities. We account for derivative instruments utilized in connection with these activities under the fair value basis of accounting in accordance with the Financial Accounting Standards Board (FASB)

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133), as amended.

          Under Statement 133, entities are required to record derivative instruments at fair value. The fair value of derivative instruments is determined by commodity exchange prices and over-the-counter quotes. Market value changes result in a change in the fair value of our derivative instruments. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If the derivative instrument does not qualify or is not designated as part of a hedging relationship, we account for changes in fair value of the derivative in earnings as they occur. Commodity price volatility may have a significant impact on the gain or loss in any given period.

          To minimize the risk of fluctuations in natural gas and crude oil prices, we periodically enter into futures transactions and swaps in order to hedge anticipated sales of natural gas and crude oil production. Under certain conditions, we designate these derivative instruments as a hedge of exposure to changes in cash flows. For hedges of exposure to changes in cash flow, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. Any ineffectiveness of designated hedges is reported in earnings.

          See Note C for more discussion of derivatives and risk management activities.

          Impairment of long-lived assets — We assess our long-lived assets for impairment based on Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144). A long-lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may exceed its fair value. Fair values are based on the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the assets.

          We assess developed properties on an individual field basis for impairment on at least an annual basis. For developed properties, the review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. As a result of such assessment, we recorded no impairment provision attributable to producing properties for the years ended December 31, 2003 and 2004.

          For undeveloped properties, the need for an impairment reserve is based on our plans for future development and other activities impacting the life of the property and our ability to recover our investment. When we believe the costs of the undeveloped property are no longer recoverable, an impairment charge is recorded based on the estimated fair value of the property. As a result of such assessment, we recorded no impairment provision attributable to undeveloped properties for the years ended December 31, 2003 and 2004.

          Estimate of proved reserves — Proved reserves are estimated annually, both internally and by an independent reserve engineer, Ralph E. Davis Associates. This estimate was prepared in accordance with SEC guidelines and is a function of:

  •
  The quality and quantity of available data,

  •
  The interpretation of that data,

  •
  The accuracy of various mandated economic assumptions and

  •
  The judgment of the persons preparing the estimate.

          Because these estimates depend on many assumptions, all of which may substantially differ from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

          Proved reserves materially impact depletion expense. If the proved reserves decline, then the rate at which we record depletion expense increases, reducing net income. A decline in the estimate of proved reserves may result from lower market prices, and a decline may make it uneconomical to drill or produce from higher cost fields. In addition, a decline in proved reserves may impact the outcome of our assessment of our oil and natural gas properties for impairment.

Significant accounting policies

          Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including ONEOK Energy Resources Holdings, L.L.C. All significant intercompany accounts and transactions have been eliminated in consolidation.

          Production property — We use the successful-efforts method to account for costs incurred in the acquisition and development of natural gas and oil reserves. Costs to acquire mineral interests in proved reserves and to drill and equip development wells are capitalized. Geological and geophysical costs and costs to drill exploratory wells which do not find proved reserves are expensed. Unproved oil and natural gas properties, which are individually significant, are periodically assessed for impairment. The remaining unproved oil and natural gas properties are aggregated and amortized based upon remaining lease terms and exploratory and developmental drilling experience. Depreciation and depletion are calculated using the unit-of-production method based upon periodic estimates of proved gas and oil reserves.

          Other property — Gathering and all other properties are stated at cost and are depreciated using the straight-line method over the estimated useful life.

          Revenue recognition and gas imbalances — We use the sales method of accounting for natural gas and oil revenues. Under the sales method, revenues are recognized based on actual volumes of natural gas and oil sold to purchasers, regardless of whether the sales are proportionate to our ownership in the property. A liability is recorded when our excess takes of natural gas volumes exceed our estimated remaining recoverable reserves. At December 31, 2003 and 2004 and September 26, 2005, we have recorded liabilities of $211 thousand, $429 thousand and $393 thousand, respectively, for those wells for which there were insufficient reserves to retire the imbalance.

          Overhead reimbursement — We classify fees from overhead charges billed to working interest owners, including ourselves, as a reduction of general and administrative expenses.

          Income taxes — Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We are included in the consolidated state and federal income tax returns of ONEOK and, accordingly, current taxes payable are allocated based on ONEOK's effective rate. Our income tax liabilities and provisions have been calculated on a stand-alone basis. All taxes payable or receivable are due to or from ONEOK and have been included in Due to Parent in the accompanying consolidated balance sheets.

          Asset retirement obligations — On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (Statement 143). Statement 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

          Statement 143 requires that we recognize the fair value of a liability for an asset retirement obligation in the period when it is incurred if a reasonable estimate of the fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for an amount other than the carrying amount of the liability, we will recognize a gain or loss on settlement.

(B)    Acquisitions

          In December 2003, we acquired approximately $240 million of natural gas and oil properties and related flow lines located in Texas from a partnership owned by Wagner & Brown, Ltd. of Midland, Texas. The purchase price was allocated approximately $224.7 million to oil and natural gas properties and $15.3 million to gathering properties. The results of operations for these assets have been included in our consolidated financial statements since that date. The acquisition included approximately 318 wells, 271 of which we operate, and 177.2 Bcfe (unaudited) of estimated proved natural gas and oil reserves as of the September 1, 2003 effective date, with additional unproved natural gas reserve potential. Net production from these properties was approximately 26,000 Mcfe per day as of the date of the acquisition.

(C)    Oil and natural gas derivatives and fair value of financial instruments

          Risk policy and oversight — Market risks are monitored by ONEOK's risk control group that operates independently from the operating segments that create or actively manage our commodity risk exposures. The risk control group ensures compliance with ONEOK's risk management policies. We enter into derivative contracts with a ONEOK affiliate; the affiliate in turn enters into an opposing position with a third party. The terms and conditions of the derivative held with the affiliate match that of the derivative held with the third party.

          ONEOK controls the scope of risk management operations through a comprehensive set of policies and procedures involving senior levels of ONEOK's management. The audit committee of ONEOK's Board of Directors has oversight responsibilities for risk management limits and policies. ONEOK's risk oversight committee, comprised of corporate and business segment officers, oversees all activities related to risk management activities. Key risk control activities include credit review and approval, credit and performance risk measurement and monitoring, validation of transactions, portfolio valuation, VAR and other risk metrics.

          To the extent open commodity positions exist, fluctuating commodity prices can impact our financial results and financial position, either favorably or unfavorably. As a result, we cannot predict with precision the impact risk management decisions may have on our business, operating results or financial position.

          Accounting treatment — We account for derivative instruments and hedging activities in accordance with Statement 133. Under Statement 133, we are required to record all derivative instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. For hedges of exposure to changes in cash flow, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings.

          As required by Statement 133, we formally document all relationships between hedging instruments and hedged items, as well as risk management objectives, strategies for undertaking various hedge transactions and methods for assessing and testing correlation and hedge ineffectiveness. We specifically identify the forecasted transaction that has been designated as the hedged item. We assess the effectiveness of hedging relationships, both at the inception of the hedge and on an ongoing basis. Gains and losses on derivatives are included in natural gas and oil revenues in the accompanying consolidated statements of income.

          Ineffectiveness related to cash flow hedges was approximately $184 thousand and $497 thousand in 2003 and 2004, respectively. There was no ineffectiveness for the 269 day period.

          Fair value of financial instruments — The fair value of our oil and natural gas derivatives is summarized in the table below:

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Oil and natural gas derivatives assets	$5,874	$1,891	$6,428
Oil and natural gas derivatives liabilities	(6,414)	(6,007)	(31,933)

Fair value of financial instruments	$(540)	$(4,116)	$(25,505)

          Fair value estimates consider the market in which the transactions are executed. We utilize third party references for pricing points from NYMEX and third party over-the-counter brokers to establish commodity pricing and volatility curves. We believe the reported transactions from these sources are the most reflective of current market prices. Fair values are subject to change based on valuation factors. The fair value estimate also considers the risk of nonperformance based on credit considerations of the counterparty.

          The fair value of accounts receivable and accounts payable approximate the book value due to the short-term nature of these instruments.

(D)    Comprehensive income

          The table below gives an overview of comprehensive income for the periods indicated.

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Net income	$5,792	$23,643	$24,039
Unrealized losses on derivative income	(4,582)	(16,497)	(30,511)
Realized losses in net income	3,945	13,019	10,210

Other comprehensive income (loss) before taxes	(637)	(3,478)	(20,301)
Income tax (expense) benefit on other comprehensive income (loss)	247	1,344	7,928

Other comprehensive income (loss)	(390)	(2,134)	(12,373)

Comprehensive income.	$5,402	$21,509	$11,666

          Accumulated other comprehensive loss at December 31, 2003 and 2004 and September 26, 2005, includes unrealized gains and losses on derivative instruments.

(E)    Commitments and contingencies

          From time to time, we may be a party to other litigation matters and claims, which are normal in the course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the final outcome of such matters will not have a material adverse effect on our consolidated results of operations, financial position, or liquidity.

(F)    Income taxes

          The following table sets forth our provisions for income taxes for the periods indicated.

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Current income taxes
Federal and state	$(2,873)	$(1,507)	$6,604
Deferred income taxes
Federal	5,924	14,175	7,143
State	914	2,059	987

Total deferred income taxes	6,838	16,234	8,130

Total provision for income taxes before cumulative effect	3,965	14,727	14,734

Total provision for income taxes for the cumulative effect of a change in accounting principle	74	—	—

Total provision for income taxes	$4,039	$14,727	$14,734

          The following table is a reconciliation of our provision for income taxes for the periods indicated.

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Pretax income from continuing operations	$9,640	$38,370	$38,773
Federal statutory income tax rate	35%	35%	35%

Provision for federal income taxes	3,374	13,430	13,571
State income taxes, net of federal tax benefit	594	1,339	1,163
Other, net	(3)	(42)	—

Income tax expense	$3,965	$14,727	$14,734

          The following table sets forth the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities for the periods indicated.

	December 31, 2003	December 31, 2004
	(in thousands)
Deferred tax assets
Employee benefits & other accrued liabilities	$270	$266
Oil and natural gas derivatives	211	1,592
Other	4	14

Total deferred tax assets	485	1,872

Deferred tax liabilities
Excess of tax over book depreciation and depletion	26,710	43,066
Other	131	53

Total deferred tax liabilities	26,841	43,119

Net deferred tax liabilities	$26,356	$41,247

(G)    Asset retirement obligations

          In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We adopted SFAS 143 on January 1, 2003, and accordingly, recorded an increase in production plant in service of $4.3 million, net of a reduction in accumulated depreciation, depletion and amortization of $1 million including an adjustment to salvage values, a liability for asset retirement obligations of $4.2 million and a cumulative effect of change in accounting principle of $117 thousand, net of taxes.

          The following table sets forth the changes in the liability for asset retirement obligations for the periods presented.

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Beginning balance	$—	$6,416	$7,470
Accrual of initial obligation	4,190	—	—
Liabilities incurred during period	2,049	774	859
Accretion	220	364	310
Settlement of obligations	(43)	(84)	(50)

Ending balance	$6,416	$7,470	$8,589

(H)    Supplemental cash flow

          The following table sets forth supplemental information relative to our cash flow for the periods indicated.

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended December 31, 2005
	(in thousands)
Cash paid during the year
Interest (including amounts capitalized).	$5,838	$9,163	$8,730
Noncash transactions
Cumulative effect of change in accounting principle — Adoption of Statement 143	$117	$—	$—
Recapitalization by parent	$—	$—	$87,723

(I)    Related party transactions

          ONEOK and its subsidiaries ("affiliates") provide a variety of services to the Company, including cash management and financing services, employee benefits provided through ONEOK's benefit plans, administrative services provided by ONEOK employees and management, insurance and office space leased in ONEOK's headquarters building and other field locations. Where costs are specifically incurred on behalf of an affiliate, the costs are billed directly to the affiliate by ONEOK. In other situations, the costs are allocated to the affiliates through a variety of methods, depending upon the nature of the expense and the activities of the affiliates. For example, a benefit which applies equally to all employees is allocated based upon the number of employees in each affiliate. On the other hand, an expense benefiting the consolidated company but having no direct basis for allocation is allocated by the Distrigas method, a method using a combination of gross plant and investment, operating income and labor expense. All costs directly charged or allocated to the Company by affiliates are included in the consolidated statements of income and all such operating costs have been allocated by ONEOK to its affiliates.

          Our cash management function, including cash receipts and disbursements, is performed by ONEOK. These cash receipts and disbursements are included in long-term debt due to parent reflected in our consolidated balance sheets. The net amount payable to ONEOK was approximately $269.2 million and $241.5 million at December 31, 2003 and 2004, respectively, as reflected in our consolidated balance sheets. Amounts payable to ONEOK have no stated maturity date or interest rate. As of December 31, 2003 and 2004, ONEOK represented that the balance due to parent would not be called within a twelve month period. As a result, the amount classified as due to parent has been classified as a non-current liability in the accompanying consolidated balance sheets. The interest rate is calculated periodically based upon ONEOK's cost of capital. Interest charges from ONEOK were $5.6 million and $8.8 million for 2003 and 2004, respectively, and $8.7 million for the 269 days ended September 26, 2005, as reflected in our consolidated statements of income.

          Effective January 1, 2005, Parent recapitalized our debt and equity structure to more closely reflect the current ONEOK structure. As a result, approximately $87 million of our Due to Parent was transferred to our equity. All of our price risk management contracts are with a ONEOK affiliate (see Note C).

          ONEOK has a defined benefit pension plan covering most employees and all such pension costs have been allocated by ONEOK to its affiliates. The assets and liabilities related to this plan are not being transferred to TXOK Acquisition, Inc. and, accordingly, are not reflected in the accompanying consolidated balance sheets. The amount of net periodic benefit income under the ONEOK plan allocated to us was $318 thousand and $148 thousand for 2003 and 2004, respectively. For the 269 days ended September 26, 2005, net periodic benefit cost was $72 thousand. These amounts are included in employee benefits in the table below.

          We also sell natural gas to ONEOK affiliates. Natural gas sales to affiliates are on the same basis as sales to unaffiliated parties. The following table sets forth the transactions with related parties for the periods shown.

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Revenue
Sales of natural gas	$3,130	$4,243	$3,037
Expense
Employee benefits	658	1,040	810
Administrative and general expenses	2,223	5,357	3,720
Interest expense	5,838	9,163	8,730

Total expense	$8,719	$15,560	$13,260

          The increased expenses charged by ONEOK in 2004 reflect a full year of operating the Texas properties acquired in December 2003.

(J)    Oil and natural gas producing activities

          The following table sets forth our historical cost information relating to our production operations for the periods indicated.

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Capitalized costs at end of year
Unproved properties	$461	$618	$610
Gathering system	15,250	17,569	18,416
Proved properties(1)	387,801	434,706	477,300
Other	2,977	3,071	545

Total capitalized costs	406,489	455,964	496,871
Accumulated depreciation, depletion and amortization	63,853	87,935	105,278

Net capitalized costs	$342,636	$368,029	$391,593

Costs incurred during the year
Property acquisition costs (unproved)	$212	$236	$—
Development costs	$18,472	$52,666	$44,433
Purchase of minerals in place	$240,512	$—	$—

(1)
Proved properties includes $5.8 million and $5.1 million for asset retirement obligations capitalized as additional costs per Statement 143 at December 31, 2004 and 2003, respectively and $6.7 million at September 26, 2005.

          The following table sets forth the results of our oil and natural gas producing operations, including gathering revenues, for the periods indicated. The results exclude general office overhead and interest expense attributable to oil and natural gas production.

	Year ended December 31, 2003	Year ended December 31, 2004	269 day period ended September 26, 2005
	(in thousands)
Net revenues
Sales to unaffiliated customers	$40,490	$98,435	$86,550
Gas sold to affiliates	2,860	4,243	3,037

Net revenues from production	43,350	102,678	89,587

Production costs	8,215	19,079	14,489
Depreciation, depletion and amortization	11,078	25,385	21,590
Income taxes	8,660	21,963	20,333

Total expenses	$27,953	$66,427	$56,412

Results from producing activities	$15,397	$36,251	$33,175

(K)    Supplemental oil and natural gas reserve information (unaudited)

          The volumes of reserves shown are estimates, which, by their nature, are subject to later revision. We estimate the reserves utilizing all available geological and reservoir data as well as production performance data. These estimates are reviewed annually both internally and by an independent reserve engineer, Ralph E. Davis Associates, and revised, either upward or downward, as warranted by additional performance data. See the discussion of estimate of proved reserves in Note A.

          The following table sets forth estimates of our proved oil and natural gas reserves, net of royalty interests and changes herein, for the periods indicated.

	Oil (Mbbls)	Gas (Mmcf)
December 31, 2002	2,461	61,748
Revisions in prior estimates	(720)	(3,832)
Extensions, discoveries and other additions	337	12,926
Purchases of minerals in place	2,314	157,763
Sales of minerals in place	—	—
Production	(265)	(7,486)

December 31, 2003	4,127	221,119
Revisions in prior estimates	(289)	(21,633)
Extensions, discoveries and other additions	573	20,440
Sales of minerals in place	—	(2)
Production	(344)	(16,647)

December 31, 2004	4,067	203,277

Proved developed reserves
December 31, 2003	2,070	132,451
December 31, 2004	2,457	130,250

(L)    Standardized measure of future net cash flows (unaudited)

          The following table sets forth estimates of the standard measure of discounted future cash flows from proved reserves of oil and natural gas for the periods indicated.

	Year ended December 31, 2003	Year ended December 31, 2004
	(in thousands)
Future cash inflows	$1,453,999	$1,348,023
Future production costs	269,779	273,329
Future development costs	94,579	81,939
Future income taxes	298,229	243,138

Future net cash flows	791,412	749,617
10 percent annual discount for estimated timing of cash flows	400,407	389,751

Standardized measure of discounted future net cash flows relating to oil and natural gas reserves	$391,005	$359,866

          Future cash inflows are computed by applying year-end prices (averaging $42.63 per barrel of oil, adjusted for transportation and other charges, and $5.75 per Mcf of gas at December 31, 2004) to the year-end quantities of proved reserves. As of December 31, 2004, a portion of 2005 proved developed gas production has been hedged. The effects of these hedges are not reflected in the computation of future cash flows above. If the effects of the hedges had been included, the future cash inflows would have decreased by approximately $4.1 million for 2004.

          These estimated future cash flows are reduced by estimated future development and production costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. The tax expense is calculated by applying the current year-end statutory tax rates to pretax net cash flows (net of tax depreciation, depletion and lease amortization allowances) applicable to oil and natural gas production.

          The following table sets forth the changes in standardized measure of discounted future net cash flow relating to proved oil and natural gas reserves for the periods indicated.

	Year ended December 31, 2003	Year ended December 31, 2004
	(in thousands)
Beginning of period	$102,978	$391,005
Changes resulting from:
Sales of gas and oil produced, net of production costs	(34,631)	(81,537)
Net changes in price, development and production costs	7,086	(36,566)
Development costs incurred	18,472	52,666
Extensions, discoveries, additions and improved recovery, less related costs	61,718	27,869
Purchases of minerals in place.	363,367	—
Sales of minerals in place	—	—
Revisions of previous quantity estimates	(14,796)	(65,644)
Accretion of discount	19,512	41,609
Net change in income taxes	(94,646)	26,299
Other, net.	(38,055)	4,165

End of period	$391,005	$359,866

Independent Auditor's Report

The Board of Directors
TXOK Acquisition, Inc.:

          We have audited the accompanying consolidated balance sheet of TXOK Acquisition, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the period from September 16, 2005 (date of inception) through December 31, 2005. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TXOK Acquisition, Inc. and its subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the period from September 16, 2005 (date of inception) through December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Tulsa, Oklahoma
December 20, 2006

TXOK ACQUISITION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In thousands, except share data)

December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$26,910
Accounts receivable	37,487
Deferred income taxes	130
Other	420

Total current assets	64,947

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	56,253
Proved developed and undeveloped oil and natural gas properties	568,773
Accumulated depreciation, depletion and amortization	(14,400)

Oil and natural gas properties, net	610,626

Gas gathering, office and field equipment, net	19,859
Goodwill	22,224
Deferred income taxes	8,504
Deferred financing costs, net	15,694
Due from affiliates	164
Other	107

Total assets	$742,125

Liabilities, redeemable preferred stock and stockholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$10,284
Accrued interest payable	3,554
Revenues and royalties payable	22,899
Embedded derivative	4,800
Oil and natural gas derivatives	353
Income taxes payable	87

Total current liabilities	41,977

Asset retirement obligations	6,125
Oil and natural gas derivatives	12,684
Long-term debt	508,750

Total liabilities	569,536

Commitments and contingencies	—
Redeemable preferred stock, $1,000 par value: Authorized shares-200,000;
Issued and outstanding shares-150,000 at December 31, 2005	156,000
Stockholder's equity:
Class A common stock, $.001 par value: Authorized shares-200,000; Issued and outstanding shares-none at December 31, 2005	—
Class B common stock, $.001 par value: Authorized shares-50,000; Issued and outstanding shares-20,000 at December 31, 2005	—
Additional paid-in capital	19,961
Deficit	(3,372)

Total stockholder's equity	16,589

Total liabilities, redeemable preferred stock and stockholder's equity	$742,125

See accompanying notes to consolidated financial statements.

TXOK ACQUISITION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands)

For the period from September 16, 2005 (date of inception) to December 31, 2005
Revenues and other income:
Oil and natural gas	$50,252
Commodity price risk management activities	245
Gathering income	356
Interest and other income	149

Total revenues and other income	51,002

Costs and expenses:
Oil and natural gas production	5,913
Depreciation, depletion and amortization	14,679
Accretion of discount on asset retirement obligations	115
General and administrative	7,054
Interest	11,520

Total costs and expenses	39,281

Income before income taxes	11,721
Income tax expense	4,293

Net income	7,428
Redeemable preferred stock dividends, accretion and change in fair value of embedded derivative	(10,800)

Loss attributable to common stock	$(3,372)

See accompanying notes to consolidated financial statements.

TXOK ACQUISITION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

For the period from September 16, 2005 (date of inception) to December 31, 2005
Operating Activities:
Net income	$7,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	14,679
Accretion of discount on asset retirement obligations	115
Non-cash change in fair value of derivatives	(245)
Deferred income taxes	4,205
Amortization of deferred financing costs	999
Effect of changes in:
Accounts receivable	(13,382)
Other assets and other liabilities	19
Accounts payable and accrued liabilities	12,659
Oil and natural gas derivatives	(166)

Net cash provided by operating activities	26,311

Investing Activities:
Acquisitions of ONEOK Energy Resources Company and ONEOK Energy Resources Holdings, LLC	(633,047)
Additions to oil and natural gas properties	(15,667)
Additions to natural gas gathering systems and other equipment	(648)

Net cash used in investing activities	(649,362)

Financing Activities:
Proceeds from long-term debt	508,750
Proceeds from note payable	20,000
Payments on note payable	(20,000)
Proceeds from issuance of redeemable preferred stock and embedded derivative	150,000
Proceeds from issuance of common stock	20,000
Formation costs	(39)
Settlement of assumed oil and natural gas derivatives	(12,057)
Deferred financing costs	(16,693)

Net cash provided by financing activities	649,961

Net increase in cash and cash equivalents	26,910
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$26,910

Supplemental Cash Flow Information:
Interest paid	$6,946

Cumulative unpaid dividends on redeemable preferred stock	$6,000

Accretion of discount on redeemable preferred stock and change in value of embedded derivative	$4,800

See accompanying notes to consolidated financial statements.

TXOK ACQUISITION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

(In thousands, except for share data)

	Class A Common Stock		Class B Common Stock
					Additional paid-in capital	Retained earnings (deficit)	Total stockholder's equity
	Shares	$	Shares	$
Formation:
Issuance of common stock	—	$—	20,000	$—	$20,000	$—	$20,000
Formation costs	—	—	—	—	(39)	—	(39)
Net income	—	—	—	—	—	7,428	7,428
Redeemable preferred stock dividend, accretion and change in fair value of embedded derivative	—	—	—	—	—	(10,800)	(10,800)

Balance as of December 31, 2005	—	$—	20,000	$—	$19,961	$(3,372)	$16,589

See accompanying notes to consolidated financial statements.

TXOK ACQUISITION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Formation of TXOK Acquisition, Inc. and the ONEOK Energy Acquisition

          On September 16, 2005, TXOK Acquisition, Inc., a Delaware corporation, (TXOK) was formed through a $1,000 cash contribution from EXCO Holdings Inc. (formerly EXCO Holdings II, Inc.) (Holdings) to acquire one share of our Class B common stock. TXOK was formed to acquire (i) all of the issued and outstanding common stock of ONEOK Energy Resources Company and (ii) all of the issued and outstanding membership interests of ONEOK Energy Resources Holdings, LLC (collectively, ONEOK Energy). ONEOK Energy was wholly-owned by ONEOK, Inc., (ONEOK) a Tulsa-based energy company. Following the ONEOK Energy acquisition, our operations consist primarily of the acquisition and development of interests in producing oil and natural gas properties located in the continental United States. We also act as the operator of some of these properties and receive overhead reimbursement fees as a result.

          The ONEOK Energy acquisition closed on September 27, 2005. The purchase price paid at closing, based upon adjustments as of that date, was $642.9 million. We have recorded $10.1 million as an account receivable at December 31, 2005 for additional contractual adjustments to be received from ONEOK. TXOK funded the ONEOK Energy acquisition with (i) $20.0 million in private debt financing, $15.0 million of which was provided by Mr. Boone Pickens, one of Holdings directors; (ii) the issuance of $150.0 million of preferred stock to BP EXCO Holdings, LP, an entity controlled by Mr. Pickens; (iii) a credit facility, with an initial borrowing base of $325.0 million, of which approximately $308.8 million was drawn at the closing of the ONEOK Energy acquisition; and (iv) a second lien term loan of $200.0 million. (See "Note 3. Long-term debt" for additional information concerning the credit facility and the second lien term loan and "Note 4. Redeemable preferred stock" for additional information concerning the preferred stock.) On October 7, 2005, we repaid the $20.0 million in private debt financing from the proceeds of an additional $20.0 million equity investment in 19,999 shares of our Class B common stock by Holdings.

          The total initial purchase price for the ONEOK Energy acquisition was $642.9 million ($633.0 million after certain contractual adjustments) representing the purchase of all outstanding equity interests and liabilities assumed. The ONEOK Energy acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." Accordingly, TXOK's financial statements reflect the allocation of the purchase price to the underlying assets and liabilities based upon their estimated fair values. For tax purposes we received a step up in the tax basis to $633.6 million for the oil and natural gas properties acquired. Recognition of goodwill is due primarily to acquired properties having a significant proved reserve component with additional development opportunities. The purchase price has been allocated as follows (in thousands):

Purchase price calculations:
Payments for outstanding equity shares	$632,799
Transaction costs	248

Total acquisition costs	$633,047

Allocation of purchase price:
Proved developed and undeveloped oil and natural gas properties	$550,205
Unproved oil and natural gas properties	59,053
Gas gathering assets and office and field equipment, net	19,489
Goodwill	22,224
Deferred income taxes	12,839
Current assets	24,844
Asset retirement obligations	(5,907)
Oil and natural gas derivatives	(25,505)
Current liabilities	(24,195)

Total allocation	$633,047

2.    Summary of significant accounting policies

Principles of consolidation

          The accompanying consolidated balance sheet as of December 31, 2005 and the results of operations and cash flow for the period from September 16, 2005 (date of inception) to December 31, 2005 are for TXOK and its wholly-owned subsidiaries.

          All inter-company transactions have been eliminated. The results of operations for the period from inception to December 31, 2005 are not necessarily indicative of the results we expect for a full year of operations.

Management estimates

          In preparing financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and natural gas reserve volumes, future development, dismantlement and abandonment costs, valuation of deferred tax assets, estimates relating to certain oil and natural gas revenues and expenses and the fair market value of derivatives and equity securities. Actual results may differ from management's estimates.

Cash equivalents

          We consider all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Concentration of credit risk and accounts receivable

          Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, trade receivables and our derivative financial instruments. We place our cash with high credit quality financial institutions. We sell oil and natural gas to various customers. In addition, we participate with other parties in the drilling, completion and operation of oil and natural gas wells. The majority of our accounts receivable are due from either purchasers of oil or natural gas or participants in oil and natural gas wells for which we serve as the operator. Generally, operators of oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Oil and natural gas sales are generally unsecured. We place our derivative financial instruments with financial institutions and other firms that we believe have high credit ratings. For a discussion of the credit risks associated with our commodity price risk management activities, please see "Note 7. Oil and natural gas derivatives".

Derivative financial instruments

          We engage in commodity price risk management activities to protect against commodity price fluctuations and in connection with the incurrence of debt. Our objective in entering into these commodity price risk management transactions is to manage price fluctuations and achieve a more predictable cash flow for our development and acquisition activities. These derivatives are not held for trading purposes.

          Currently, we do not designate derivative transactions as hedges for accounting purposes; accordingly, all derivatives are recorded at fair value on our consolidated balance sheet and changes in the fair value of derivative financial instruments are recognized currently in our consolidated statement of operations. We do designate derivative financial instruments as hedges for income tax purposes.

Oil and natural gas properties

          The oil and natural gas properties acquired in the ONEOK Energy acquisition have been recorded at fair value. We have recorded all other oil and natural gas properties at cost using the full cost method of accounting. Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool. Capitalized costs are limited to the aggregate of the after-tax present value of future net revenues plus the lower of cost or fair market value of unproved properties. The full cost pool is comprised of lease and well equipment and exploration and development costs incurred, plus intangible acquired proved leaseholds.

          Unproved oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not Proved Reserves can be assigned to such properties. At December 31, 2005, the $56.3 million in unproved oil and natural gas properties resulted from the allocation of the estimated fair value of undeveloped acreage and possible and probable reserves. We assess our unproved oil and natural gas properties for impairment on a quarterly basis.

          Depreciation, depletion and amortization of evaluated oil and natural gas properties is calculated using the unit-of-production method based on total proved reserves, as determined by an independent petroleum engineering firm.

          Sales, dispositions and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless the disposition would significantly alter the amortization rate.

          At the end of each quarterly period, the unamortized cost of proved oil and natural gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects (ceiling test).

          The calculation of the ceiling test is based upon estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

Gas gathering, office and field equipment

          Gas gathering, office and field equipment are capitalized at cost and depreciated on a straight line basis over their estimated useful lives. These useful lives are 20 years for gas gathering systems and from 3 to 10 years for office and field equipment.

Goodwill

          The ONEOK Energy acquisition purchase price allocation resulted in $22.2 million of goodwill (see "Note 1. Formation of TXOK Acquisition, Inc. and the ONEOK Energy Acquisition"). None of the goodwill is deductible for income tax purposes. Furthermore, in accordance with SFAS No. 142, "Goodwill and Intangible Assets," goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market value of the business operations with which goodwill is associated, are performed at the end of our fourth quarter. Losses, if any, resulting from impairment tests will be reflected in operating income in the statement of operations.

Environmental costs

          Environmental costs that relate to current operations are expensed as incurred. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based upon evaluations of currently available facts related to each site.

Asset retirement obligations

          The following is a reconciliation of our asset retirement obligations as of December 31, 2005 (in thousands):

For the period from September 16, 2005 (date of inception) to December 31, 2005
Liabilities resulting from the ONEOK Energy acquisition	$5,907
Liabilities incurred during period	103
Liabilities settled during period	—
Accretion of discount	115

Asset retirement obligation as of December 31, 2005	$6,125

          We have no assets that are legally restricted for purposes of settling asset retirement obligations.

Revenue recognition and gas imbalances

          We use the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Gas imbalances at December 31, 2005 were not significant; however, we have a liability of $0.4 million at December 31, 2005 for those wells where there were insufficient reserves to retire the imbalance.

Capitalization of internal costs

          We capitalize as part of our proved developed oil and natural gas properties a portion of salaries paid to employees who are directly involved in the acquisition and exploitation of oil and natural gas properties. During the period from September 16, 2005 (date of inception) to December 31, 2005, there was $0.3 million of internal costs capitalized.

Overhead reimbursement fees

          We have classified fees from overhead charges billed to working interest owners, including ourselves, as a reduction of general and administrative expenses in the accompanying statement of operations. Our share of these charges, which are classified as oil and natural gas production costs, were $1.5 million during the period from September 16, 2005 (date of inception) to December 31, 2005.

Income taxes

          Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at year-end. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Stock options

          SFAS No. 123(R), "Share-Based Payment," was issued December 16, 2004 and is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) will require all share-based payments to employees, including grants of employee stock options, to be recognized in our consolidated statements of operations based on their estimated values as the services are performed. The pro forma disclosure allowed by APB No. 25 is no longer an alternative.

          Holdings adopted the 2005 Long-Term Incentive Plan (the 2005 Incentive Plan) which provides for the granting of options to purchase up to 10,000,000 shares of Holdings common stock. On October 5, 2005, a total of 414,550 stock options to purchase shares of Holdings common stock under the 2005 Incentive Plan were granted to EXCO Resources, Inc. (Resources) employees who have been assigned to TXOK, of which 103,638 are exercisable as of December 31, 2005. The exercise price for each option is $7.50 per share. The options expire ten years from the date of grant. Pursuant to the option award, 25% are immediately vested with an additional 25% vesting on each of the next three anniversaries of the date of the grant. We adopted the provisions of SFAS No. 123(R) upon the granting of these stock options. See "Note 5. Stock Options" for additional information concerning stock options granted to Resources employees assigned to TXOK.

3.    Long-term debt

  Credit facility

          The credit facility is a $500.0 million revolving credit facility, subject to a semi-annually determined borrowing base. The initial borrowing base is $325.0 million, of which approximately $308.8 million has been drawn in connection with the closing of the ONEOK Energy acquisition. The credit facility matures on September 27, 2009 and is secured by a first priority lien and security interest in our oil and natural gas properties as well as the capital stock of our subsidiaries. The credit facility is guaranteed by all of our existing and future direct or indirect material domestic subsidiaries. At our election, the credit facility bears interest at a fluctuating rate of interest which is a variable margin in excess of reference rates based on either the prime rate or the London InterBank Offered Rate (LIBOR). The margin increases with the borrowing base usage under the TXOK credit facility. At December 31, 2005, the interest rate on our borrowings under the credit facility was 7.125%, which was based upon a one-month LIBOR rate of 4.375% and an applicable margin of 2.750%.

          The credit facility financial covenants include, among other covenants, the following:

  •
  maintain a ratio of our consolidated current assets to consolidated current liabilities (as defined in the credit agreement) of at least 1.0 to 1.0 at the end of any fiscal quarter.

  •
  not permit our consolidated funded debt to consolidated EBITDAX (as defined in the credit agreement) to be greater than (i) 3.75 to 1.00 at December 31, 2005 and (ii) 3.50 to 1.00 at the end of each fiscal quarter thereafter.

  •
  not permit our ratio of consolidated EBITDAX to consolidated interest expense (as defined in the credit agreement) to be less than 2.5 to 1.0 at the end of any fiscal quarter.

  Term loan

          The term loan is a $200.0 million second lien term loan and the proceeds were used to help fund the ONEOK Energy acquisition. The term loan matures on September 27, 2010 and is secured by a perfected second lien on all assets securing the credit facility. The term loan is guaranteed by all of our existing and future direct or indirect material domestic subsidiaries and is callable at par. The term loan bears interest at a rate of interest which is either 3.5% in excess of a fluctuating reference rate of interest based on the prime rate or 4.5% in excess of a fluctuating reference rate of interest based on LIBOR. At December 31, 2005, the interest rate on our borrowings under the term loan was 8.875%, which was based upon a one-month LIBOR rate of 4.375% and an applicable margin of 4.500%.

          The term loan financial covenants include, among other covenants, the following:

  •
  not permit our consolidated funded debt to consolidated EBITDAX (as defined in the credit agreement) to be greater than (i) 4.25 to 1.00 at December 31, 2005 and (ii) 4.00 to 1.00 at the end of each fiscal quarter thereafter.

  •
  not permit our ratio of consolidated EBITDAX to consolidated interest expense (as defined in the credit agreement) to be less than 2.5 to 1.0 at the end of any fiscal quarter.

  •
  maintain a ratio of the PV10 of our Proved Reserves to consolidated funded debt of at least (i) 1.25 to 1.00 beginning March 1, 2006 and (ii) 1.50 to 1.00 beginning March 1, 2007. For these purposes, PV10 of Proved Reserves shall be calculated using NYMEX prices as quoted on the calculation date with adjustments for commodity price risk management contracts.

          At December 31, 2005, the estimated fair value of our long-term debt under the credit facility and the term loan was equal to the carrying value of $308.8 million and $200.0 million, respectively.

          Dividend restrictions.    We have not paid any cash dividends on our common or preferred stock. In addition, the provisions of our credit facility and term loan currently prohibit us from paying cash dividends on our common or preferred stock. Even if the provisions of our credit facility and term loan permitted us to pay cash dividends, we can make those payments only from our surplus (the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital). In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due. The provisions of our credit facility and term loan do allow for the declaration and payment of dividends on our common and preferred stock solely in additional shares of such stock. Further, the credit facility and term loan does provide for the redemption of the preferred stock on or within five days of the initial public offering discussed in "Note 4. Preferred stock."

4.    Redeemable preferred stock

  General

          We issued 150,000 shares of our preferred stock to BP EXCO Holdings LP, an entity controlled by Mr. Boone Pickens, a director of Holdings. The preferred stock has an initial issue price of $1,000 per share and a 15% annual cumulative dividend. The preferred stock currently has full voting rights to vote on an as converted basis with our common stock on all matters submitted to a vote of our stockholders. Accordingly, the holder of the preferred stock currently holds a 90% voting control of us.

  Redemption provision and embedded derivative

          The preferred stock is to be redeemed upon the consummation of an initial public offering of the common stock of Resources, a wholly-owned subsidiary of Holdings II. The redemption price for the preferred stock will be (a) cash in the amount of $150.0 million plus accrued and unpaid dividends at a rate of 15% (the Redemption Value) and (b) that number of shares of common stock of Resources, cash or any combination thereof, at the election of the majority of our preferred stock holder or holders, necessary to produce an overall 23% annualized rate of return on the stated value of our preferred stock as of the date of redemption (the Make Whole Amount). For purposes of calculating the number of shares of Resources common stock payable under the Make Whole Amount, the common stock of Resources will be valued at the lesser of $12.00 or the offering price to the public at the time of the initial public offering. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Make Whole Amount provision of the preferred stock is considered to be an embedded derivative. As this provision and preferred stock economic characteristics are not clearly and closely related, the fair value of the embedded derivative must be separated from the value of the preferred stock and recorded as an embedded derivative liability. The fair value of the embedded derivative was measured using weighted probability of future cash flows of this feature. The redemption feature is to be valued at each reporting period with changes in the fair value being marked to market through the income statement. Also, in accordance with EITF Issue D-98, we recognize changes in the redemption value of the preferred stock as they occur and adjust the carrying value of the preferred stock to equal the redemption value at the end of each reporting period. For the period from September 16, 2005 (date of inception) to December 31, 2005, we increased the redemption value of the preferred stock to its stated value of $150.0 million plus $6.0 for accrued but unpaid dividends on the preferred stock.

  Conversion

          If, within one year after the closing of the issuance of the preferred stock (by September 26, 2006), Resources has been unable to consummate an initial public offering with aggregate proceeds sufficient to redeem our preferred stock, the outstanding shares of our preferred stock shall automatically convert into 90% of our common stock on a fully diluted basis in the form of our Class A common stock. Resources completed an initial public offering on February 14, 2006 and retired the preferred stock.

  Right of first refusal and co-sale agreement

          Holdings and the holder of our preferred stock entered into a Right of First Refusal and Co-Sale Agreement pursuant to which Holdings gave the holder a right of first refusal, a co-sale right and, if the preferred stock is converted into Class A common stock, a drag along right on our Class B common stock held by Holdings.

  Preferred stock purchase agreement

          In connection with the issuance of our preferred stock, we entered into a preferred stock purchase agreement with the purchaser of our preferred stock. This agreement contains standard representations and warranties and indemnification by us. We, along with Holdings, agreed that if the proceeds of the proposed initial public offering of Resources are not sufficient to redeem all of our outstanding shares of preferred stock, then we and Holdings will each use its best efforts to redeem all of our preferred stock with available cash and available borrowings under our credit facilities or under Holdings' credit facilities.

5.    Stock options

          As discussed in "Note 2. Summary of significant accounting policies", certain of Resources' employees assigned to TXOK have been granted Holdings stock options under the 2005 Incentive Plan which provides for the granting of options to purchase up to 10,000,000 shares of Holdings common stock. On October 5, 2005, options were granted under the 2005 Incentive Plan to certain of Resources' employees assigned to TXOK to purchase 414,550 shares of Holdings common stock at $7.50 per share. The options expire ten years following the date of grant. Pursuant to the 2005 Incentive Plan, 25% of the options vest immediately with an additional 25% to vest on each of the next three anniversaries of the date of the grant.

          The following table summarizes Holdings stock option activity related to certain of Resources employees assigned to TXOK under the 2005 Incentive Plan:

	Stock options	Weighted average exercise price per share
Options outstanding at October 3, 2005	—	$—
Granted	414,550	7.50
Expired or canceled	—	—
Exercised	—	—

Options outstanding at December 31, 2005	414,550	$7.50

Options exercisable at December 31, 2005	103,638	$7.50

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the Holdings options included in the above table:

Fair market value of stock at date of grant	$7.50
Option exercise prices	$7.50
Option term	10 years
Risk-free rate of return	10-year U.S. Treasury Notes
Company stock volatility	30.4%
Company dividend yield	0%
Calculated Black-Scholes values	$2.29 per option

          As required by SFAS No. 123(R), the granting of options under the 2005 Incentive Plan by Holdings to Resources' employees assigned to TXOK are share-based payment transactions and are to be treated as compensation expense by us. Volatility was determined based on the weighted average of historical volatility of the common stock of EXCO Resources, Inc., a wholly-owned subsidiary of Holdings for 1.25 years and the daily closing prices from five comparable public companies. During the period from September 16, 2005 (date of inception) to December 31, 2005, we have recorded a general and administrative expense of $0.3 million related to stock option compensation expense. Under the terms of a services agreement between Resources and TXOK, we are to reimburse Resources for this stock option compensation expense. See "Note 9. Related party transactions" for additional information concerning this services agreement and transactions between Resources and TXOK.

6.    Income taxes

          The income tax provision attributable to our income before income taxes consists of the following:

For the period from September 16, 2005 (date of inception) to December 31, 2005
(in thousands)
Current
U.S.
Federal	$88
State	—

Total current income tax expense	88

Deferred
U.S.
Federal	4,091
State	114

Total deferred income tax expense	4,205

Total income tax expense	$4,293

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

December 31, 2005
(in thousands)
Current deferred income taxes:
Basis difference in fair value of derivative financial instruments	$130

Total current deferred income taxes	130

Non-current deferred tax assets:
Tax basis of oil and natural gas properties in excess of book basis	3,752
Basis difference in fair value of derivative financial instruments	4,677
Other	75

Total non-current deferred tax assets	8,504

Total deferred income tax assets	$8,634

          A reconciliation of our income tax expense computed by applying the statutory federal income tax rate to our earnings before income taxes for the period from September 16, 2005 (date of inception) to December 31, 2005 is presented in the following table:

For the period from September 16, 2005 (date of inception) to December 31, 2005
(in thousands)
United States federal income taxes at statutory rate of 35%	$4,102
Increases resulting from:
Non-deductible charges	104
State taxes net of federal benefit and other	40
Other, net	47

Income tax expense	$4,293

7.    Oil and natural gas derivatives

          In connection with the incurrence of debt related to our acquisition activities, our management has adopted a policy of entering into oil and natural gas derivative financial instruments to protect against commodity price fluctuations and to achieve a more predictable cash flow. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activity," requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results from the hedged item on the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. For derivatives classified as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings.

          We do not designate our derivative financial instruments as hedging instruments for financial accounting purposes and, as a result, we recognize the change in the derivative's fair value currently in earnings.

          The following table sets forth our oil and natural gas derivatives as of December 31, 2005. The fair values at December 31, 2005 are estimated from quotes from the counterparties and represent the amount that we would expect to receive or pay to terminate the contracts at December 31,

2005. We have the right to offset amounts we expect to receive or pay among our individual counterparties. As a result, we have offset amounts for financial statement presentation purposes.

	Volume Mmbtus/Bbls	Weighted average strike price per Mmbtu/Bbl	Weighted average differential to NYMEX	Fair value at December 31, 2005
	(In thousands, except prices and differentials)
Natural Gas:
NYMEX Swaps:
2006	4,695	$11.54		$3,479
2007	8,160	9.75		(3,820)
2008	6,840	8.77		(3,628)
2009	5,880	7.95		(3,024)
2010	5,160	7.38		(2,236)

	30,735			(9,229)

Basis Swaps:
2006	5,475		$(0.32)	4,903

Collars
2006	5,475	6.15 - 10.00		(8,441)

Total Natural Gas	41,685			(12,767)

Oil:
Swaps:
2006	97	66.02		290
2007	168	64.20		54
2008	144	62.25		(17)
2009	120	60.80		(4)
2010	108	59.85		24

	637			347

Collars:
2006	108	50.35 - 60.00		(617)

Total Oil	745			(270)

Total Oil and Natural Gas				$(13,037)

          At December 31, 2005, the average forward NYMEX oil price (WTI) per Bbl for calendar 2006 and for calendar 2007 was $63.19 and $63.98, respectively, and the average forward NYMEX natural gas price (Henry Hub) per Mmbtu for calendar 2006 and for calendar 2007 was $10.77 and $10.26, respectively.

8.    Concentration of credit risk

          During the period from September 16, 2005 (date of inception) to December 31, 2005, sales of natural gas to two pipeline companies accounted for a total of approximately 69% of our total oil and natural gas revenues. If we were to lose any one of our oil and natural gas purchasers, the loss could temporarily cease or delay the production and sale of our oil and natural gas in that particular purchaser's service area. If we were to lose a purchaser, we believe we could identify a substitute purchaser.

9.    Related party transactions

          Resources hired approximately 57 people who were formerly employed by ONEOK and historically worked on these assets. In accordance with the terms of a services agreement between Resources and TXOK, we will reimburse Resources for all compensation expense of these employees. In addition, pursuant to terms of the services agreement, Resources will provide us with general management, treasury, finance, legal, audit, tax, information technology, payroll and benefit administration services. We have agreed to reimburse Resources for all costs incurred on our behalf and to pay Resources $25,000 per month for these additional services. For the period from September 16, 2005 (date of inception) to December 31, 2005, Resources has charged us under this agreement $2.2 million for employee compensation and related benefits; $0.3 million for stock option compensation expense; and, $0.1 million for general management services. At December 31, 2005, we owe Resources $2.6 million which is included in accounts payable and accrued liabilities on our consolidated balance sheet.

          Pursuant to a transition services agreement that Resources entered into with ONEOK, Resources received certain services and office space from ONEOK for the period from September 27, 2005 to March 6, 2006. These services generally consisted of information technology, telecommunications, general office support, and transition services from former ONEOK Energy employees who did not accept employment with TXOK. Charges for these services were specified in the agreement. We also reimbursed ONEOK for any costs it incurred on our behalf. Subsequent to the ONEOK Energy acquisition through December 31, 2005, ONEOK charged us $0.3 million for compensation and related benefits for employees providing direct services to the oil and natural gas assets; $73 thousand for information technology and related support services; and $0.2 million for office rent and other related services under this agreement. At December 31, 2005, we owed ONEOK $0.4 million which is included in accounts payable and accrued liabilities on our consolidated balance sheet.

          The private investors who funded a total of $20.0 million in loans to TXOK to fund the $19.4 million in deposits paid in connection with the ONEOK Energy acquisition also entered into contracts with us to render financial advisory services pursuant to which we paid them approximately $4.9 million on October 7, 2005 which was expensed as general and administrative costs.

          At December 31, 2005, we had a receivable from Holdings in the amount of $0.2 million.

10.    Commitments and contingencies

          Pursuant to the transition services agreement discussed in "Note 9. Related party transactions", we are obligated to pay monthly rent for office space to ONEOK of approximately $48,700 for a period of up to six months.

          In the ordinary course of business, we are periodically a party to lawsuits. We do not believe that any resulting liability from existing legal proceedings, individually or in the aggregate, will have a materially adverse effect on our results of operations or financial condition. However, future costs associated with legal proceedings may be material to our operating results and liquidity.

11.    Environmental regulation

          Various federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our operations and the costs of our oil and natural gas exploitation, development and production operations. We do not anticipate that we will be required in the foreseeable future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because these laws and regulations are constantly being changed, we are unable to predict the conditions and other factors, over which we do not exercise control, that may give rise to environmental liabilities affecting us.

12.    Oil and natural gas producing activities

          Presented below are costs incurred in oil and natural gas property acquisition, exploration and development activities:

          For the period from September 16, 2005 (date of inception) to December 31, 2005:

(in thousands, except per unit amounts)
Capitalized costs at end of year:
Unproved properties	$56,253
Gathering system	19,570
Proved properties	568,773
Other	568

Total capitalized costs	645,164
Accumulated depreciation, depletion and amortization	(14,679)

$630,485

Costs incurred during the period:
Property acquisition costs	$628,747
Development costs	15,666
Gathering system costs	648
Capitalized asset retirement costs	103
Depreciation, depletion and amortization per Boe	$17.70
Depreciation, depletion and amortization per Mcfe	$2.95

          The following table sets forth the results of our oil and natural gas producing operations, including gathering revenues, for the period from September 16, 2005 through December 31, 2005. The results exclude general office overhead and interest expense attributable to oil and natural gas production.

(in thousands)
Net revenues	$50,608

Production costs	5,913
Depreciation, depletion and amortization	14,679
Accretion of discount on asset retirement obligations	115
Income taxes	11,512

Total expenses	32,219

Results of operations from producing activities	$18,389

13.    Supplemental information relating to oil and natural gas producing activities — unaudited

          The estimated proved net recoverable reserves we show below have been prepared by an independent petroleum engineering firm. These reserves include only those quantities that we expect to be commercially recoverable at prices and costs in effect at the balance sheet date under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves that we may recover through existing wells. Proved undeveloped reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations.

          Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise.

Estimated quantities of proved reserves

	Natural gas (Bcf)	Oil (Mmbls)	Bcfe(1)
September 16, 2005	—	—	—
Purchase of reserves in place	201.1	4.2	226.3
New discoveries and extensions	3.1	0.1	3.7
Revisions of previous estimates	(3.1)	(0.1)	(3.7)
Production	(4.3)	(0.1)	(4.9)
Sales of reserves in place	—	—	—

December 31, 2005	196.7	4.1	221.4

Estimated quantities of proved developed reserves

	Natural gas (Bcf)	Oil (Mmbls)	Bcfe(1)
December 31, 2005	162.0	3.1	180.6

(1)
Bcfe — One billion cubic feet equivalent calculated by converting one Bbl of oil to six Mcf of natural gas.

Standardized measure of discounted future net cash flows

          We have summarized the standardized measure related to our proved oil and natural gas reserves. We have based the following summary on a valuation of proved reserves using discounted cash flows based on period-end prices, costs and economic conditions and a 10% discount rate. You should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should you consider the information indicative of any trends.

As of December 31, 2005 (in thousands)
Future cash inflows	$1,793,870
Future production and development costs	507,894
Future abandonment costs	15,886
Future income taxes	233,739

Future net cash flows	1,036,351
Discount of future net cash flows at 10% per annum	(502,728)

Standardized measure of discounted future net cash flows	$533,623

          The reserves and cash flows in the above tables are based on December 31, 2005 prices of $10.08 per Mmbtu for natural gas and $61.03 per Bbl for oil, in each case adjusted for historical differentials.

Changes in standardized measure

          The following are the principal sources of change in the standardized measure:

(in thousands)
September 16, 2005 to December 31, 2005:
Sales and transfers of oil and natural gas produced, net of production costs	$(44,940)
Net changes in prices and production costs	(519,926)
Extensions and discoveries, net of future development and production costs	9,454
Development costs during the period	15,591
Revisions of previous quantity estimates	(8,227)
Purchase of reserves in place	824,396
Accretion of discount before income taxes	30,572
Changes in other	16,193
Net change in income taxes	210,510

Net change	$533,623

14.    Subsequent events

          On February 8, 2006, Resources registration statement on Form S-1, as amended, was declared effective by the Securities and Exchange Commission. Net proceeds from the initial public offering after underwriting discount, but before other expenses, which closed on February 14, 2006, were approximately $617.5 million. Resources also granted the underwriters of the initial public offering an over-allotment option, exercisable 30 days from the effective date of the initial public offering, to purchase additional shares of common stock. On February 21, 2006, the underwriters exercised a portion of their options resulting in Resources receiving additional net proceeds of $44.7 million.

          The net proceeds from the initial public offering, including funds received from the over-allotment option, together with Resources' cash on hand, were used to redeem the preferred stock held by BP EXCO Holdings LP. The redemption price for the TXOK preferred stock was cash in the amount of $150.0 million plus $8.8 million of unpaid dividends at a rate of 15% and 388,889 shares of Resources' common stock. The Resources common stock issued in connection with the preferred redemption represented the value necessary to produce an overall 23% annualized rate of return on the stated value of the TXOK preferred stock as of the date of redemption pursuant to the terms of the preferred stock. As a result of this redemption, which occurred on February 14, 2006, we became a wholly-owned subsidiary of Resources. In addition to the redemption of the preferred stock, Resources paid, in full, the term loan and $185.8 million of our credit facility.

          On March 17, 2006, Resources amended its credit agreement to combine our credit facility with Resources. As a result, we became a guarantor of Resources credit agreement.

Independent Auditors' Report

The Board of Directors
EXCO Resources, Inc.:

We have audited the accompanying statements of revenues and direct operating expenses of the Winchester Energy Company Properties (Winchester Properties), acquired in October 2006 by EXCO Resources, Inc. (the Company) for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Winchester Properties' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. The presentation is not intended to be a complete presentation of Winchester Properties' revenues and expenses.

In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the Winchester Properties for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG, LLP Dallas, Texas December 15, 2006

Winchester Energy Company Properties

Statements of Revenues and
Direct Operating Expenses

Years Ended December 31, 2004 and 2005 and
Nine Months Ended September 30, 2006

	Year ended December 31,
			Nine months ended September 30, 2006
	2004	2005
	(in thousands)
Total revenues	$130,915	$203,583	$156,858
Direct operating expenses:
Lease operating expenses	8,241	13,230	14,495
Production and other taxes	7,036	9,671	8,910
Other direct operating expenses	1,483	2,025	1,893
Gathering and related expenses	4,573	10,440	6,902

Total direct operating expenses	21,333	35,366	32,200

Excess of revenues over direct operating expenses	$109,582	$168,217	$124,658

See accompanying notes to statements of revenues and direct operating expenses.

Winchester Energy Company Properties

Notes to Statements of Revenues and Direct Operating Expenses

1.    Basis of presentation

          On July 22, 2006, Winchester Acquisition, LLC ("Winchester Acquisition"), a wholly owned subsidiary of EXCO Resources, Inc. ("EXCO") entered into an Agreement and Plan of Merger ("Agreement") with Progress Fuels Corporation ("PFC"), Winchester Energy Company, Ltd. ("WEC") and related entities whereby Winchester Acquisition agreed to acquire all of the ownership interests of WEC and affiliated entities representing all of the oil and natural gas properties, related gathering facilities and associated liabilities ("Winchester Properties") owned by these entities. WEC uses the full cost method of accounting for its oil and natural gas operations. The acquisition closed on October 2, 2006 for a cash purchase price of approximately $1.13 billion, subject to contractual post-closing adjustments as set forth in the Agreement. Concurrent with the acquisition, EXCO contributed Winchester Acquisition (along with certain other oil and natural gas properties owned by EXCO) to EXCO Partners Operating Partnership, LP, or EPOP, a newly-formed limited partnership.

          PFC did not prepare separate stand alone historical financial statements for the Winchester Properties in accordance with generally accepted accounting principles. Certain indirect expenses as further described in Note 5, were either not allocated or allocated inconsistently to the Winchester Properties' historical financial records. Any attempt to allocate these expenses would require significant and judgmental allocations which would be arbitrary and would not be indicative of the performance of the properties had they been owned by EPOP.

          The accompanying statements of revenues and direct operating expenses relate to all of the oil and natural gas properties and related gathering facilities owned by WEC and related entities as of the acquisition date and acquired by Winchester Acquisition.

          In May 2005, WEC acquired approximately a 50 percent ownership interest in 11 natural gas producing wells and proved reserves of approximately 24 billion cubic feet equivalent from a privately owned company headquartered in Texas for approximately $47 million.

          The accompanying statements of revenues and direct operating expenses do not include general and administrative expenses, interest income or expense, depreciation, depletion and amortization, or any provision for income taxes. These statements of revenues and direct operating expenses do not represent a complete set of financial statements reflecting financial position, results of operations, shareholders' equity and cash flows of the Winchester Properties and are not indicative of the results of operations for the Winchester Properties going forward.

2.    Significant accounting policies

          Use of estimates — Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the statements of revenues and direct operating expenses. Actual results could be different from those estimates.

          Estimates of proved reserves — Proved oil and natural gas reserves are estimated at least annually by independent reserve engineers. These reserve estimates are prepared in accordance with SEC guidelines and are a function of (a): the quality and quantity of available data, (b) the interpretation of that data, (c) the accuracy of various economic assumptions used and (d) the judgment of the persons preparing the estimate.

          Because oil and natural gas reserves are based on many assumptions, all of which may substantially differ from actual results, reserve estimates and timing of development and production may be significantly different from the actual quantities of oil and natural gas that are ultimately recovered and the timing of such production. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimates.

          Revenue recognition — Total revenues in the accompanying statements of revenues and direct operating expenses include natural gas and oil revenues, gathering and related revenue and sales of third party natural gas. Natural gas and oil revenues are recognized by the sales method, whereby revenues are recognized based on actual volumes and prices of oil and natural gas sold to purchasers, regardless of whether the sales are proportionate to our revenue ownership interest in the property. There were no significant imbalances with other revenue interest owners during any of the periods presented in these statements. Gathering and other revenue is recognized in the period in which the services are provided and in which recovered natural gas liquids are sold into the market.

          Direct operating expenses — Direct operating expenses are recognized on the accrual basis and consist of direct expenses of operating the Winchester Properties, including severance and ad valorem taxes, lifting costs, gathering expenses, well repair and well workover costs. Direct operating expenses also include expenses directly associated with support personnel, support services, equipment and facilities directly related to oil and natural gas production activities and contractual overhead charged to properties operated by others. Gathering and other expenses include third party gas purchase costs for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006 were $2.1 million, $6.8 million and $3.8 million, respectively. Reimbursements of operating overhead received on operated properties pursuant to COPAS guidelines are accounted for as a reduction in general and administrative expenses. No general corporate overhead expenses are included in direct operating expenses.

3.    Related party transactions

          A portion of the natural gas production from the Winchester Properties was sold to affiliated companies. Such natural gas sales were $0, $41.4 million and $51.3 million for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

4.    Contingencies

          The activities of the Winchester Properties are subject to potential claims and litigation in the normal course of operations. EXCO management does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Winchester Properties.

5.    Excluded expenses (unaudited)

          The Winchester Properties were part of a much larger enterprise prior to the date of the acquisition by Winchester Acquisition. Indirect general and administrative expenses, interest, income taxes and other indirect expenses were either not allocated, or were allocated in an inconsistent manner, to the Winchester Properties. In addition, management of EPOP believes such indirect expenses are not indicative of future costs which would be incurred by EPOP with respect to the Winchester Properties. Also, depreciation, depletion and amortization have been excluded from the accompanying statements of revenues and direct operating expenses as such amounts would not be indicative of those expenses which would be incurred based on the amounts expected to be allocated to the oil and natural gas properties and gathering assets in connection with the purchase price allocation. The indirect expenses allocated to WEC and related entities which have been excluded from these statements are summarized below.

	Year ended December 31
			Nine months ended September 30, 2006
	2004	2005
	(in thousands)
Depreciation, depletion and amortization	$28,643	$39,674	$38,503
General and administrative expenses(a)	$2,525	$2,791	$9,626
Interest and other (income) expense	$42	$(149)	$(337)
Taxes on income	$23,907	$30,650	$47,223

(a)
The methodology utilized by PFC to allocate various components of corporate overhead to WEC was changed beginning in 2006 to incorporate significantly more general and administrative cost elements compared with prior periods.

6.    Cash flow information (unaudited)

          Capital expenditures relating to oil and natural gas properties and gathering systems assets were $75.1 million, $118.9 million and $119.7 million for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, respectively. Other cash flow information is not available on a stand alone basis for the Winchester Properties.

7.    Derivative financial instruments — open positions (unaudited)

          The following table sets forth the open natural gas derivatives at September 30, 2006 of WEC that were assigned to EPOP as part of the agreement. The fair values at September 30, 2006 are estimated utilizing quoted forward curve data and quotes from the counterparties and represent the amount that we would expect to receive or pay to terminate the contracts at September 30, 2006. As of October 2, 2006, derivative contracts have been entered into for approximately 75% of proved developed future natural gas production from the Winchester Properties.

          The effects of these derivatives are not reflected in the computation of future cash inflows in Note 8. The impact of derivative activities has been excluded from the accompanying statements of revenues and direct operating expenses for all periods presented.

Natural gas:	Volume Mmbtus	Weighted average sales/strike price	Fair value at September 30, 2006
	(in thousands, except price)
Swaps:
Remainder 2006	1,915	$9.52	$7,496
2007	18,000	$9.07	24,324
2008	18,000	$8.80	13,274
2009	18,000	$8.39	10,011

	55,915

Floor (puts):
Remainder 2006	2,640	$6.26	2,380

Ceiling (calls):
Remainder 2006	2,640	$9.48	—

Total natural gas			$57,485

8.    Supplemental information for natural gas and oil producing activities (unaudited)

          The volumes of proved oil and natural gas reserves shown are estimates, which, by their nature, are subject to later revision. We estimate our proved oil and natural gas reserves utilizing all available geological and reservoir data as well as production performance data. These estimates are prepared annually by independent reserve engineers, and revised either upward or downward, as warranted by additional performance data.

          The following table sets forth estimates of our proved oil and natural gas reserves (net of royalty interests) and changes therein, for the periods indicated.

	Natural gas (Mmcf)	Oil (Mbbl)	Total Mmcfe(1)
January 1, 2004	208,321	1,459	217,075
New discoveries and extensions	55,465	222	56,797
Revisions of previous estimates	(7,544)	1	(7,538)
Production	(18,529)	(217)	(19,831)

December 31, 2004	237,713	1,465	246,503
Purchase of reserves in place	22,138	369	24,352
New discoveries and extensions	121,202	372	123,434
Revisions of previous estimates	(45,881)	142	(45,029)
Production	(22,762)	(237)	(24,184)

December 31, 2005	312,410	2,111	325,076
New discoveries and extensions	42,727	174	43,771
Revisions of previous estimates	(136,865)	(441)	(139,511)
Production	(18,847)	(204)	(20,071)

September 30, 2006	199,425	1,640	209,265

Proved developed reserves as of:
December 31, 2004	130,878	1,054	137,202
December 31, 2005	172,233	1,478	181,101
September 30, 2006	137,546	1,312	145,418

(1)
Mmcfe-One million cubic feet equivalent calculated by converting one Bbl of oil to six Mcf of natural gas

          The downward revision of proved reserves of 139.5 Bcfe at September 30, 2006 results primarily from the reduction in proved undeveloped drilling locations and economic volume recoverability from both proved properties and unproved locations due to the 62% period-end natural gas price decline from December 31, 2005 to September 30, 2006. The 45.0 Bcfe downward revisions during 2005 was primarily due to reclassification from proved to unproved reserves of certain high development/operating cost locations based on management analyses and decision related to allocation priorities of projected future capital expenditures.

          The following table sets forth estimates of the standardized measure of discounted future net cash flows from proved reserves of oil and natural gas for the periods indicated.

	As of December 31, 2004	As of December 31, 2005	As of September 30, 2006
	(in thousands)
Future cash inflows	$1,454,065	$3,053,134	$823,398
Future production and abandonment costs	(468,856)	(799,507)	(340,937)
Future development costs	(156,526)	(234,019)	(107,714)
10 percent discount for estimated timing of cash flows	(388,812)	(1,026,885)	(164,158)

Standardized measure of discounted future net cash flows relating to oil and natural gas reserves	$439,871	$992,723	$210,589

          Future net cash inflows are computed by applying year-end prices, adjusted for transportation and other charges.

          The standardized measure of estimated future cash flows are reduced by estimated future development, production and well abandonment costs based on period-end cost levels, assuming continuation of existing economic conditions. Since these financial statements present revenues and direct operating expenses which do not include income taxes and the historic tax basis is not relevant to future periods, no provision for income taxes is reflected in the estimated future cash flow computations.

          The following table sets forth the changes in standardized measure of discounted future net cash flow relating to proved oil and natural gas reserves for the periods indicated.

	Year ended December 31,
			Nine months ended September 30, 2006
	2004	2005
	(in thousands)
Beginning of period	$327,860	$439,871	$992,723
Sales of oil and natural gas produced, net of production costs	(103,579)	(163,179)	(118,374)
Net changes in prices and production costs	—	334,617	(528,004)
Extensions and discoveries, net of future development, production costs and abandonment	57,271	379,729	45,950
Development costs incurred during the period	69,573	102,687	112,693
Change in estimated future development costs	(42,295)	(61,175)	82,079
Revisions of previous quantity estimates	(16,137)	(87,915)	(539,188)
Estimated effects of timing of production	87,421	(81,614)	—
Purchases of reserves in place	—	77,461	—
Accretion of discount	32,786	43,987	99,272
Other	26,971	8,254	63,438

Net change	112,011	552,852	(782,134)

End of period	$439,871	$992,723	$210,589

Independent Auditors' Report

The Board of Directors
Anadarko Petroleum Corporation:

We have audited the accompanying statements of revenues and direct operating expenses of the Anadarko Vernon Operations (Vernon Operations), acquired on March 30, 2007 by EXCO Resources, Inc. for each of the years in the three-year period ended December 31, 2006. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Vernon Operations' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. The statements are not intended to be a complete presentation of Vernon Operations' revenues and expenses.

In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the Vernon Operations for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG, LLP Houston, Texas May 29, 2007

ANADARKO VERNON OPERATIONS

Statements of Revenues and Direct Operating Expenses

December 31, 2006, 2005, and 2004

	2006	2005	2004
Total revenues	$487,102	$652,782	$447,904
Direct operating expenses:
Lease operating expenses	20,487	7,477	3,952
Gathering and processing expenses	5,954	3,258	1,637
Production and other taxes	25,951	21,654	14,058

Total direct operating expenses	52,392	32,389	19,647

Excess of revenues over direct operating expenses	$434,710	$620,393	$428,257

See accompanying notes to statements of revenues and direct operating expenses.

ANADARKO VERNON OPERATIONS

Notes to Statements of Revenues and Direct Operating Expenses

December 31, 2006, 2005, and 2004

(1)    Basis of Presentation

          On December 22, 2006, Vernon Holdings, LLC (Vernon Holdings), a wholly owned subsidiary of EXCO Resources, Inc. (EXCO) entered into an Agreement (Agreement) with Anadarko Petroleum Corporation and Anadarko Gathering Company (collectively, referred as Anadarko) whereby Vernon Holdings agreed to acquire from Anadarko certain oil and natural gas properties and related assets and liabilities near or in the Vernon and Ansley Field's (Vernon Properties). The acquisition closed on March 30, 2007 for a cash purchase price of approximately $1,488 million, subject to contractual post-closing adjustments as set forth in the Agreement.

          Anadarko did not prepare separate stand-alone historical financial statements for the Vernon Properties in accordance with accounting principles generally accepted in the United States of America. Accordingly, it is not practicable to identify all assets and liabilities, or other indirect operating costs applicable to the Vernon Properties. The accompanying statements of revenues and direct operating expenses were prepared from the historical accounting records of Anadarko.

          Certain indirect expenses as further described in note 5 were not allocated to the Vernon Properties' historical financial records. Any attempt to allocate these expenses would require significant and judgmental allocations, which would be arbitrary and would not be indicative of the performance of the properties had they been owned by EXCO.

          These statements of revenues and direct operating expenses do not represent a complete set of financial statements reflecting financial position, results of operations, shareholders' equity, and cash flows of the Vernon Properties and are not indicative of the results of operations for the Vernon Properties going forward.

(2)    Significant Accounting Policies

  (a) Principles of Combination and Use of Estimates

          The combined statements of revenues and direct operating expenses are derived from the accounts of Anadarko. All significant intercompany transactions and balances have been eliminated in combination of the financial statements. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the statements of revenues and direct operating expenses. Actual results could be different from those estimates.

  (b) Revenue Recognition

          Total revenues in the accompanying statements of revenues and direct operating expenses include natural gas and oil revenues and gathering related revenue. Anadarko recognizes revenues based on the amount of natural gas or oil sold to purchasers when delivery to the purchaser has occurred and title has transferred. Anadarko follows the sales method of accounting for gas imbalances, whereby, as sales volumes exceed Anadarko's entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds Anadarko's share of the remaining estimated proved natural gas reserves for a given property, a liability is recorded. There were no significant imbalances with other revenue interest owners during any of the periods presented in these statements.

  (c) Direct Operating Expenses

          Direct operating expenses are recognized when incurred and consist of direct expenses of operating the Vernon Properties. The direct operating expenses include lease operating, gathering, processing, and production and other tax expense. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs, and other field expenses. Gathering and processing expenses include cost of product, maintenance and repair, and other operating costs. Lease operating and gathering and processing expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to oil and natural gas production activities. Production and other taxes consist of severance and ad valorem taxes.

(3)    Related-Party Transactions

          All of the natural gas production from the Vernon Properties was sold to a wholly owned Anadarko affiliate. These products are sold by the Anadarko affiliate to unrelated third parties. Any margins earned by the affiliate are excluded from the accompanying financial statements.

(4)    Contingencies

          The activities of the Vernon Properties are subject to potential claims and litigation in the normal course of operations. Anadarko management does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Vernon Properties.

(5)    Excluded Expenses (Unaudited)

          The Vernon Properties were part of a much larger enterprise prior to the date of the acquisition by EXCO. Indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Vernon Properties and have been excluded from the accompanying statements. In addition, management of Anadarko believes such indirect expenses are not indicative of future costs which would be incurred by Vernon Holdings.

          Also, depreciation, depletion, and amortization have been excluded from the accompanying statements of revenues and direct operating expenses as such amounts would not be indicative of those expenses, which would be incurred based on the amounts expected to be allocated to the oil properties in connection with the purchase price allocation by EXCO.

(6)    Cash Flow Information (Unaudited)

          Capital expenditures relating to oil and natural gas properties and gathering systems assets were $286.0 million, $340.5 million, and $302.8 million for the years ended December 31, 2006, 2005, and 2004, respectively. Other cash flow information is not available on a stand-alone basis for the Vernon Properties.

(7)    Derivative Financial Instruments — Open Positions (Unaudited)

          Subject to the Agreement, Anadarko entered into fixed price natural gas swap contracts to economically hedge a portion of the production. The swaps were not qualified for hedge accounting. The effects of these derivatives are not reflected in the computation of future cash inflows in the unaudited supplemental information for oil producing activities.

          The following table sets forth the open natural gas derivatives at December 31, 2006 of Anadarko that were assigned to EXCO under the Agreement upon closing (in thousands, except price).

	Daily volume Mmbtus	Weighted average price
Natural gas swaps:
Remainder 2007	140,000	$7.35
2008	105,000	8.16
2009	90,000	7.84

	335,000

(8)    Supplemental Information Relating to Oil and Natural Gas Producing Activities — Continuing Operations (Unaudited)

  (a) Supplemental Information for Oil Producing Activities (Unaudited)

          Supplemental oil reserve information related to the Vernon Properties is presented in accordance with the requirements of Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities(SFAS No. 69).

          Because oil and natural gas reserves are based on many assumptions, all of which may substantially differ from actual results, reserve estimates and timing of development and production may be significantly different from the actual quantities of oil and natural gas that are ultimately recovered and the timing of such production. In addition, results of drilling, testing, and production after the date of an estimate may justify material revisions to the estimates.

  (b) Estimated Proved Reserves

          Proved oil and natural gas reserves are estimated and prepared in accordance with SEC guidelines and are a function of; (i) the quality and quantity of available data, (ii) the interpretation of that data, (iii) the accuracy of various economic assumptions used, and (iv) the judgment of the persons preparing the estimate.

          The volumes of proved oil and natural gas reserves shown are estimates, which, by their nature, are subject to later revision. These proved oil and natural gas reserves were estimated utilizing all available geological and reservoir data as well as production performance data. These estimates are prepared annually by reserve engineers, and revised either upward or downward, as warranted by additional performance data.

          The following table sets forth estimates of the proved oil and natural gas reserves (net of royalty interests) and changes therein, for the periods indicated.

	Natural gas (Mmcf)	Oil (Mbbl)	Total (Mboe)(1)
January 1, 2004	898,205	—	149,701
New discoveries and extensions	362,334	—	60,389
Revisions of previous estimates	(56,617)	—	(9,437)
Production	(74,036)	—	(12,339)

December 31, 2004	1,129,886	—	188,314
New discoveries and extensions	368,590	—	61,432
Revisions of previous estimates	(90,680)	401	(14,712)
Production	(79,918)	(16)	(13,336)

December 31, 2005	1,327,878	385	221,698
New discoveries and extensions	282,395	—	47,066
Revisions of previous estimates	(391,713)	—	(65,285)
Production	(69,563)	(44)	(11,638)

December 31, 2006	1,148,997	341	191,841

Proved developed reserves as of:
December 31, 2004	824,397	—	137,400
December 31, 2005	985,681	385	164,665
December 31, 2006	1,045,426	341	174,579
Proved undeveloped reserves as of:
December 31, 2004	305,489	—	50,915
December 31, 2005	342,197	—	57,033
December 31, 2006	103,571	—	17,262

(1)
Total volumes are in thousands of barrels of oil equivalent (MBOE). For this computation, one barrel is the equivalent of six thousand cubic feet of natural gas.

          Estimates of future net cash flows from proved reserves of natural gas, oil, condensate, and NGLs were made in accordance with SFAS No. 69. The amounts were prepared by Anadarko's engineers and are shown in the following table. The price estimates used for the development of future cash inflows were nil, $60.32 and $61.05 per barrel of oil and $5.95, $9.34, and $5.19 per Mmbtu of natural gas for 2004, 2005, and 2006, respectively. Estimated future cash flows are reduced by estimated future development, production, abandonment, and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. Income tax expense is calculated by applying the existing statutory tax rates, to the pretax net cash flows giving effect to any permanent differences and reduced by the applicable tax basis.

  (c) Standardized Measure of Discounted Future Net Cash Flows

          The present value of future net cash flows does not purport to be an estimate of the fair market value of the Vernon Properties proved reserves. An estimate of fair value would also take into account, among other things, anticipated changes in future prices and costs, the expected recovery of reserves in excess of proved reserves and a discount factor more representative of the time value of money, and the risks inherent in producing oil and gas.

          The following table sets forth estimates of the standardized measure of discounted future net cash flows from proved reserves of oil and natural gas for the periods indicated.

	Year ended December 31
	2006	2005	2004
	(In thousands)
Future cash inflows	$5,983,141	$12,422,955	$6,720,501
Future production costs	1,174,480	1,158,049	745,365
Future development costs	200,855	455,510	291,284
Future income tax expense	1,618,524	3,880,063	2,029,810

Future net cash flows	2,989,282	6,929,333	3,654,042
10% discount for estimated timing of cash flows	1,983,373	4,751,301	2,299,282

Standardized measure of discounted future net cash flows relating to oil and natural gas reserves	$1,005,909	$2,178,032	$1,354,760

          The following table sets forth the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the periods indicated.

	Year ended December 31
	2006	2005	2004
	(In thousands)
Beginning of period	$2,178,032	$1,354,760	$1,172,181
Sales of oil and natural gas produced, net of production costs	(434,710)	(620,393)	(428,257)
Net changes in prices and production costs	(1,708,229)	1,320,359	135,362
Extensions and discoveries, net of future development	363,388	925,156	652,594
Development costs incurred during the period	286,059	340,530	302,788
Change in estimated future development costs	4,851	(282,403)	(103,330)
Revisions of previous quantity estimates	(515,347)	(278,090)	(128,751)
Accretion of discount	338,863	210,729	181,880
Net change in income taxes	686,176	(458,070)	(105,907)
Timing and other	(193,174)	(334,546)	(323,800)

Net change	(1,172,123)	823,272	182,579

End of period	$1,005,909	$2,178,032	$1,354,760

Independent Auditors' Report

The Board of Directors
Anadarko Petroleum Corporation:

          We have audited the accompanying combined statements of revenues and direct operating expenses of the Anadarko Mid-Continent Operations (MidCon Operations), acquired on May 2, 2007 by EXCO Resources, Inc., for each of the years in the three-year period ended December 31, 2006. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statements of revenues and direct operating expenses are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the MidCon Operations' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

          The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. The combined statements are not intended to be a complete presentation of MidCon Operations' revenues and expenses.

          In our opinion, the combined statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the MidCon Operations for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
July 16, 2007

ANADARKO MIDCON OPERATIONS

Combined Statements of Revenues and Direct Operating Expenses

Years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Total revenues	$347,026	329,123	299,159
Direct operating expenses:
Lease operating expenses	29,912	24,697	22,226
Production and other taxes	28,778	26,370	27,300

Total direct operating expenses	58,690	51,067	49,526

Excess of revenues over direct operating expenses	$288,336	278,056	249,633

See accompanying notes to combined statements of revenues and direct operating expenses.

ANADARKO MIDCON OPERATIONS

Notes to Combined Statements of Revenues and Direct Operating Expenses

Years ended December 31, 2006, 2005, and 2004

(1)    Basis of Presentation

          On February 1, 2007, EXCO Resources, Inc. (EXCO) entered into an Agreement (Agreement) with Anadarko Petroleum Corporation, Anadarko E&P Company LP, Howell Petroleum Corporation, and Kerr-McGee Oil & Gas Onshore LP (collectively referred as Anadarko) whereby EXCO agreed to acquire from Anadarko certain oil and natural gas properties (MidCon Operations). The acquisition was effective on January 1, 2007 and closed on May 2, 2007 for a cash purchase price of approximately $748.9 million, subject to contractual post-closing adjustments as set forth in the Agreement.

          Anadarko did not prepare separate stand-alone historical financial statements for the MidCon Operations in accordance with accounting principles generally accepted in the United States of America. Accordingly, it is not practicable to identify all assets and liabilities, or other indirect operating costs applicable to the MidCon Operations. The accompanying combined statements of revenues and direct operating expenses were prepared from the historical accounting records of Anadarko.

          Certain indirect expenses as further described in note 5 were not allocated to the MidCon Operations' historical financial records. Any attempt to allocate these expenses would require significant and judgmental allocations which would be arbitrary and would not be indicative of the performance of the properties had they been owned by EXCO.

          These combined statements of revenues and direct operating expenses do not represent a complete set of financial statements reflecting financial position, results of operations, shareholders' equity and cash flows of the MidCon Operations and are not indicative of the results of operations for the MidCon Operations going forward.

(2)    Significant Accounting Policies

          Principles of Combination and Use of Estimates — The combined statements of revenues and direct operating expenses are derived from the accounts of Anadarko. All significant intercompany transactions and balances have been eliminated in combination of the financial statements. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the combined statements of revenues and direct operating expenses. Actual results could be different from those estimates.

          Revenue Recognition — Total revenues in the accompanying combined statements of revenues and direct operating expenses include oil, natural gas, and natural gas liquids (NGLs). Anadarko recognizes revenues based on the amount of oil, natural gas, and NGLs sold to purchasers when delivery to the purchaser has occurred and title has transferred. Anadarko follows the sales method of accounting for gas imbalances, whereby, as sales volumes exceed Anadarko's entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds Anadarko's share of the remaining estimated proved natural gas reserves for a given property, a liability is recorded. At December 31, 2006, MidCon Operations reported overproduced natural gas imbalances of approximately 2.3 million Mcf.

          Direct Operating Expenses — Direct operating expenses are recognized when incurred and consist of direct expenses of operating the MidCon Operations. The direct operating expenses include lease operating, processing, and production and other tax expense. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs, and other field expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to oil and natural gas production activities. Production and other taxes consist of severance and ad valorem taxes.

(3)    Related Party Transactions

          A portion of the natural gas production from the MidCon Operations was sold to wholly owned Anadarko affiliates. The products sold to Anadarko affiliates were resold to unrelated third parties. Any margins earned by Anadarko affiliates are excluded from the accompanying financial statements.

(4)    Contingencies

          The activities of the MidCon Operations are subject to potential claims and litigation in the normal course of operations. Anadarko management does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the MidCon Operations.

(5)    Excluded Expenses (Unaudited)

          The MidCon Operations were part of a much larger enterprise prior to the acquisition by EXCO. Indirect costs have not been included in the financial statements. These costs include indirect general and administrative expenses, interest, income taxes, and other indirect expenses not allocated to the MidCon Operations and have been excluded from the accompanying statements. Total COPAS overhead recoveries were approximately $2,098,000 per year, and have been excluded from these financial statements. In addition, management of Anadarko believes such indirect expenses are not indicative of future costs or recoveries which would be incurred by EXCO.

          Also, depreciation, depletion, and amortization have been excluded from the accompanying combined statements of revenues and direct operating expenses as such amounts would not be indicative of those expenses which would be incurred based on the amounts expected to be allocated to the oil properties in connection with the purchase price allocation by EXCO.

(6)    Cash Flow Information (Unaudited)

          Capital expenditures relating to oil and natural gas properties were $45.9 million, $73.4 million, and $77.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Other cash flow information is not available on a stand alone basis for the MidCon Operations.

(7)    Derivative Financial Instruments — Open Positions (Unaudited)

          Subject to the Agreement, Anadarko entered into fixed price crude oil and natural gas swap contracts to economically hedge a portion of future production. The fixed prices of the swap contracts will be settled based on NYMEX. The swaps were not qualified for hedge accounting. The effects of these derivatives are not reflected in the computation of future cash inflows in the unaudited supplemental information for oil and natural gas producing activities.

          The following Operations' table sets forth the open crude oil and natural gas swap derivatives that were entered into for the MidCon properties on January 23, 2007:

	Daily volume mmbtus	Weighted average price
	(In thousands, except price)
Natural gas swaps:
February 1, 2007 through December 31:
2007	64,491	$7.70
2008	50,000	8.14
2009	40,000	7.83

	154,491

Crude oil swaps:
February 1, 2007 through December 31:
2007	2,449	$56.58
2008	2,000	59.60
2009	2,000	59.98

	6,449

(8)    Supplemental Information Relating to Oil and Natural Gas Producing Activities — Continuing Operations (Unaudited)

  (a) Supplemental information for oil and natural gas producing activities (unaudited)

          Supplemental oil and natural gas reserve information related to the MidCon Operations is presented in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 69, Disclosures about Oil and Gas Producing Activities (SFAS No. 69).

          Because oil and natural gas reserves are based on many assumptions, all of which may substantially differ from actual results, reserve estimates and timing of development and production may be significantly different from the actual quantities of oil and natural gas that are ultimately recovered and the timing of such production. In addition, results of drilling, testing, and production after the date of an estimate may justify material revisions to the estimates.

  (b) Estimated proved reserves (Unaudited)

          Proved oil and natural gas reserves are estimated and prepared in accordance with SEC guidelines and are a function of; (i) the quality and quantity of available data, (ii) the interpretation of that data, (iii) the accuracy of various economic assumptions used and (iv) the judgment of the persons preparing the estimate.

          The volumes of proved oil and natural gas reserves shown are estimates, which, by their nature, are subject to later revision. These proved oil and natural gas reserves were estimated utilizing available geological and reservoir data as well as production performance data. These estimates are prepared annually by reserve engineers, and revised either upward or downward, as warranted by additional performance data.

          The following table sets forth estimates of the proved oil, NGLs (collectively referred as liquids), and natural gas reserves (net of royalty interests) and changes therein, for the periods indicated.

	Natural gas (Mmcf)	Liquids (Mbbl)	Total (Mboe)(1)
January 1, 2004	314,653	9,627	62,069
Purchase of reserves in place	—	—	—
New discoveries and extensions	45,982	1,715	9,379
Revisions of previous estimates	89,470	(842)	14,069
Production	(38,918)	(1,606)	(8,092)

December 31, 2004	411,187	8,894	77,425
Purchase of reserves in place	—	—	—
New discoveries and extensions	15,007	3,095	5,596
Revisions of previous estimates	21,154	8,076	11,602
Production	(32,665)	(1,394)	(6,838)

December 31, 2005	414,683	18,671	87,785
Purchase of reserves in place	—	—	—
New discoveries and extensions	137	61	84
Revisions of previous estimates	3,130	810	1,332
Production	(32,938)	(1,550)	(7,040)

December 31, 2006	385,012	17,992	82,161
Proved developed reserves as of:
December 31, 2004	315,847	6,883	59,524
December 31, 2005	324,361	9,972	64,033
December 31, 2006	296,948	9,927	59,418
Proved undeveloped reserves as of:
December 31, 2004	95,340	2,011	17,901
December 31, 2005	90,322	8,699	23,752
December 31, 2006	88,064	8,065	22,743

(1)
Total volumes are in thousands of barrels of oil equivalent (MBOE). For this computation, one barrel is the equivalent of six thousand cubic feet of natural gas.

          Estimates of future net cash flows from proved reserves of natural gas and liquids were made in accordance with SFAS No. 69. The amounts were prepared by Anadarko's engineers and are shown in the following table. The price estimates used for the development of future cash inflows were $54.92, $47.99, and $40.97 per barrel of liquids and $5.81, $8.27, and $5.73 per Mmbtu of natural gas for 2006, 2005 and 2004, respectively. Estimated future cash flows are reduced by estimated future development, production, abandonment and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. Income tax expense is calculated by applying the existing statutory tax rates to the pretax net cash flows, giving effect to any permanent differences and reduced by the applicable tax basis.

  (c) Standardized measure of discounted future net cash flows

          The present value of future net cash flows does not purport to be an estimate of the fair market value of the MidCon Operations' proved reserves. An estimate of fair value would also take into account, among other things, anticipated changes in future prices and costs, the expected recovery of reserves in excess of proved reserves and a discount factor more representative of the time value of money and the risks inherent in producing oil and natural gas.

          The following table sets forth estimates of the standardized measure of discounted future net cash flows from proved reserves of oil and natural gas for the periods indicated.

	Year ended December 31
	2006	2005	2004
Future cash inflows	$3,225,894	4,323,348	2,719,498
Future production costs	978,179	975,895	621,651
Future development costs	295,180	267,639	146,430
Future income tax expense	675,445	1,082,599	673,671

Future net cash flows	1,277,090	1,997,215	1,277,746
10 percent discount for estimated timing of cash flows	704,386	1,091,761	658,921

Standardized measure of discounted future net cash flows relating to oil and natural gas reserves	$572,704	905,454	618,825

          The following table sets forth the changes in standardized measure of discounted future net cash flow relating to proved oil and natural gas reserves for the periods indicated.

	Year ended December 31
	2006	2005	2004
	(In thousands)
Beginning of period	$905,454	618,825	440,210
Sales of oil and natural gas produced, net of production costs	(288,336)	(278,056)	(249,633)
Net changes in prices and production costs	(386,990)	431,115	131,699
Extensions and discoveries, net of future development	1,967	32,193	67,370
Development costs incurred during the period	45,893	73,357	77,072
Change in estimated future development costs	(45,205)	(86,160)	(74,647)
Revisions of previous quantity	16,573	215,958	184,356
Estimates	140,062	94,670	66,475
Accretion of discount	188,316	(167,291)	(103,330)
Net change in income taxes	(5,030)	(29,157)	79,253

Timing and Other
Net change	(332,750)	286,629	178,615

End of period	$572,704	905,454	618,825

Anadarko MidCon Operations

Unaudited Combined Statements of Revenues and Direct Operating Expenses

For the Three Months Ended March 31, 2007 and 2006

	For the three months ended March 31,
	2007	2006
	(in thousands)
Total revenues	$62,540	$96,902
Direct operating expenses:
Lease operating expenses	5,367	7,306
Production and other taxes	4,974	7,485

Total direct operating expenses	10,341	14,791

Excess of revenues over direct operating expenses	$52,199	$82,111

See notes to unaudited combined statements of revenues and direct operating expenses.

Anadarko MidCon Operations

Notes to Unaudited Combined Statements of Revenues and Direct Operating Expenses

For the Three Months Ended March 31, 2007 and 2006

1.    Basis of presentation

          On February 1, 2007, EXCO Resources, Inc. (EXCO) entered into an Agreement (Agreement) with Anadarko Petroleum Corporation, Anadarko E&P Company LP, Howell Petroleum Corporation and Kerr-McGee Oil & Gas Onshore LP (collectively referred as Anadarko) whereby EXCO agreed to acquire from Anadarko certain oil and natural gas properties (MidCon Operations). The acquisition was effective on January 1, 2007 and closed on May 2, 2007 for a cash purchase price of approximately $748.9 million, subject to contractual post-closing adjustments as set forth in the Agreement.

          Anadarko did not prepare separate stand alone historical financial statements for the MidCon Operations in accordance with accounting principles generally accepted in the United States of America. Accordingly, it is not practicable to identify all assets and liabilities, or other indirect operating costs applicable to the MidCon Operations. The accompanying unaudited combined statements of revenues and direct operating expenses were prepared from the historical accounting records of Anadarko.

          Certain indirect expenses as further described in note 5 were not allocated to the MidCon Operations historical financial records. Any attempt to allocate these expenses would require significant and judgmental allocations which would be arbitrary and would not be indicative of the performance of the properties had they been owned by EXCO.

          These unaudited combined statements of revenues and direct operating expenses do not represent a complete set of financial statements reflecting financial position, results of operations, shareholders' equity and cash flows of the MidCon Operations and are not indicative of the results of operations for the MidCon Operations going forward.

2.    Significant accounting policies

          Principles of Combination and Use of Estimates — The unaudited combined statements of revenues and direct operating expenses are derived from the accounts of Anadarko. All significant intercompany transactions and balances have been eliminated in combination of the financial statements. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the unaudited combined statements of revenues and direct operating expenses. Actual results could be different from those estimates.

          Revenue recognition — Total revenues in the accompanying unaudited statements of revenues and direct operating expenses include oil, natural gas, and natural gas liquids (NGLs). Anadarko recognizes revenues based on the amount of oil, natural gas, and NGLs sold to purchasers when delivery to the purchaser has occurred and title has transferred. Anadarko follows the sales method of accounting for gas imbalances, whereby, as sales volumes exceed Anadarko's entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds Anadarko's share of the remaining estimated proved natural gas reserves for a given property, a liability is recorded.

          Direct operating expenses — Direct operating expenses are recognized when incurred and consist of direct expenses of operating the MidCon Operations. The direct operating expenses include lease operating, processing, and production and other tax expense. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs, and other field expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment and facilities directly related to oil and natural gas production activities. Production and other taxes consist of severance and ad valorem taxes.

3.    Related party transactions

          A portion of the natural gas production from the MidCon Operations was sold to wholly owned Anadarko affiliates. The products sold to Anadarko affiliates were resold to unrelated third parties. Any margins earned by Anadarko affiliates are excluded from the accompanying financial statements.

4.    Contingencies

          The activities of the MidCon Operations are subject to potential claims and litigation in the normal course of operations. Anadarko management does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the MidCon Operations.

5.    Excluded expenses

          The MidCon Operations were part of a much larger enterprise prior to the acquisition by EXCO. Indirect costs have not been included in the financial statements. These costs include indirect general and administrative expenses, interest, income taxes and other indirect expenses were not allocated to the MidCon Operations and have been excluded from the accompanying statements.

          Also, depreciation, depletion and amortization have been excluded from the accompanying statements of revenues and direct operating expenses as such amounts would not be indicative of those expenses which would be incurred based on the amounts expected to be allocated to the oil properties in connection with the purchase price allocation by EXCO.

APPENDIX A

FORM OF
FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
EXCO PARTNERS, LP

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT
OF LIMITED PARTNERSHIP OF EXCO PARTNERS, LP

          THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF EXCO PARTNERS, LP dated as of [    •    ] [    •    ], 2008, is entered into by and between EXCO GP Partners, LP, a Delaware limited partnership, as the General Partner, and EXCO Partners MLP LP, LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

          The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

          "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the asset base of the Partnership Group from the asset base of the Partnership Group existing immediately prior to such transaction; provided however, that any acquisition of properties or assets of another Person that is made solely for investment purposes shall not constitute an Acquisition under this Agreement.

          "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

            (a)   Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

            (b)   If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

          "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

          "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), (ii) the amount of all deductions in respect of depletion that, as of the end of such fiscal year are reasonably expected to be made to such Partner's Capital Account in respect of the oil and gas properties of the Partnership Group, and (iii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Unit, a Common Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Unit, Common Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Incentive Distribution Right or other Partnership Interest was first issued.

          "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(c)(i) or 5.5(c)(ii).

          "Administrative Services Agreement" means that certain Administrative Services Agreement, dated as of the Closing Date among EXCO, the General Partner, the Partnership and the other parties thereto.

          "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

          "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

          "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

          "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. In making the determination, the General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

          "Agreement" means this First Amended and Restated Agreement of Limited Partnership of EXCO Partners, LP as it may be amended, supplemented or restated from time to time.

          "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

          "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

            (a)   the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership's proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of any additional cash and cash equivalents of the Partnership Group (or the Partnership's proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

            (b)   the amount of any cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters;

provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

          Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

          "beneficial owner" shall have the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act (and "beneficially," "beneficial ownership," "beneficial interest," "beneficially owned" and "beneficially own" shall have a correlative meaning).

          "Board of Directors" means (a) the board of directors or managers of the General Partner, as applicable, if the General Partner is a corporation or limited liability company, or (b) if the General Partner is a limited partnership, the board of directors or board of managers, as applicable, of the general partner of the General Partner.

          "Book Basis Derivative Items" means any item of income, deduction, gain or loss, Simulated Depletion, Simulated Gain or Simulated Loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss, Simulated Depletion, Simulated Gain or Simulated Loss with respect to an Adjusted Property).

          "Book-Down Event" means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

          "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

          "Book-Up Event" means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(c).

          "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

          "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Unit, a Common Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Unit, Common Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Incentive Distribution Right or other Partnership Interest was first issued.

          "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

          "Capital Improvement" means any (a) acquisition of existing, or the construction of new or the improvement or replacement of existing, capital assets (including, without limitation, properties containing estimated proved reserves (whether or not producing), undeveloped leasehold acreage, crude oil or natural gas gathering systems, natural gas treatment or processing plants, natural gas liquids fractionation facilities, storage facilities, pipeline systems or other midstream assets or facilities), and other similar assets by any Group Member or (b) capital contributions by a Group Member to a Person that is not a Subsidiary in which a Group Member has an equity interest to fund such Group Member's pro rata share of the cost of the acquisition of existing, or the construction of new or the improvement or replacement of existing, capital assets (including, without limitation, properties containing estimated proved reserves (whether or not producing), undeveloped leasehold acreage, crude oil or natural gas gathering systems, natural gas treatment or processing plants, natural gas liquids fractionation facilities, storage facilities, pipeline systems or other midstream assets or facilities), and other similar assets by such Person, in each case if such addition, improvement, acquisition or construction is made to increase the asset base of the Partnership Group, in the case of clause (a) or such Person, in the case of clause (b), from the asset base of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, replacement, acquisition or construction; provided, however, that any such addition, improvement, replacement, acquisition or construction that is made solely for investment purposes shall not constitute a Capital Improvement under this Agreement.

          "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

          "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, depletion (including Simulated Depletion), amortization and cost recovery deductions charged to the Partners' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections

5.5(c)(i) and 5.5(c)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

          "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

          "Certificate" means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

          "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

          "Certification Notice" means the giving of notice by the Partnership to the Limited Partners in the manner specified in Section 16.1 that the Partnership is implementing procedures pursuant to this Agreement to require a Limited Partner or a transferee of a Limited Partner Interest to certify that such Person is an Eligible Holder.

          "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

          "Claim" (as used in Section 7.12(d)) has the meaning assigned to such term in Section 7.12(d).

          "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

          "Closing Price" has the meaning assigned to such term in Section 15.1(a).

          "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

          "Combined Interest" has the meaning assigned to such term in Section 11.3(a).

          "Commences Commercial Service" shall mean (i) with respect to non-producing reserves, the date that the reserves begin producing hydrocarbons in commercial quantities and (ii) with respect to all other Capital Improvements, the date a Capital Improvement is first put into commercial service following completion of construction and testing. If any acquired non-producing reserves contains more than one significant formation, field or other unit that is expected to produce hydrocarbons in commercial quantities, the General Partner may allocate the purchase price (including the pro rata allocation of any equity issued to fund such acquisition of acquired reserves) of such acquired non-producing reserves among such formation, fields or other units. Accordingly, the date that each such formation, field or other unit of non-producing reserves Commences Commercial Service will be the date that the reserves with respect to such formation, field or other unit begin producing hydrocarbons in commercial quantities.

          "Commission" means the United States Securities and Exchange Commission.

          "Commodity Hedge Contract" means any commodity exchange, swap, forward, cap, floor, collar or other similar agreement or arrangement that is entered into for the purpose of hedging the Partnership Group's exposure to fluctuations in the price of hydrocarbons in their operations and not for speculative purposes.

          "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement.

          "Conflicts Committee" means a committee of the Board of Directors of the Managing General Partner composed entirely of one or more directors, each of whom (a) is not a security holder, officer or employee of the Managing General Partner, (b) is not an officer, director or employee of any Affiliate of the Managing General Partner, (c) is not a holder of any ownership interest in the Partnership Group other than Common Units and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests are listed or admitted to trading.

          "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

          "Contribution Agreement" means that certain Contribution, Conveyance and Assumption Agreement, [dated as of the Closing Date,] among EXCO, the General Partner, the Partnership and the other parties thereto, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

          "Counterparty" has the meaning assigned to such term in Section 7.9(i).

          "Credit Agreement" means the Credit Agreement, dated as of [    •    ] [    •    ], 2008, among the Operating Partnership, the subsidiaries of the Operating Partnership, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders named therein.

          "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(x).

          "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

          "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

          "Departing General Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

          "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

          "Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

          "Eligible Holder" means a person or entity qualified to hold an interest in oil and gas leases on United States federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases on United States federal lands or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

          "Eligible Holder Certification" means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

          "Estimated Incremental Quarterly Tax Amount" has the meaning assigned to such term in Section 6.8.

          "Estimated Maintenance Capital Expenditures" means an estimate made in good faith by the Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur over the long term to maintain the asset base of the Partnership Group (including the Partnership's proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly owned) existing at the time the estimate is made. The Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of future Estimated Maintenance Capital Expenditures. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

          "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

          "EXCO" means EXCO Resources, Inc., a Texas corporation.

          "Expansion Capital Expenditures" means cash expenditures for Acquisitions or Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction of a Capital Improvement and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence construction of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund such construction period interest payments or such construction period distributions on equity paid during such period, shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction of a Capital Improvement. Where capital expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each.

          "General Partner" means EXCO GP Partners, LP, a Delaware limited partnership, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacity as general partner of the Partnership (except as the context otherwise requires).

          "General Partner Interest" means the management and ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

          "General Partner Unit" means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

          "Gross Liability Value" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i),the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction. The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values.

          "Group Member" means a member of the Partnership Group.

          "Group Member Agreement" means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

          "Holder" as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

          "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

          "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4(a)(iii).

          "Incremental Income Taxes" has the meaning assigned to such term in Section 6.8.

          "Indemnified Persons" has the meaning assigned to such term in Section 7.12(d).

          "Indemnitee" means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, manager, partner, director, officer, employee, agent, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an member, manager, partner, director, officer, employee, agent, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an "Indemnitee" for purposes of this Agreement.

          "Initial Common Units" means the Common Units sold in the Initial Offering.

          "Initial Limited Partner" means EXCO Partners MLP LP, LLC (with respect to the Common Units received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1 of this Agreement.

          "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units sold in connection with any exercise of the Over-Allotment Option.

          "Initial Quarterly Distribution" means $0.350 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on [    •    ], 2008, it means the product of $0.350 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is [92]), subject to adjustment in accordance with Sections 6.6 and 6.8.

          "Initial Unit Price" means (a) with respect to the Common Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the mailing of the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

          "Interest Rate Hedge Contract" means any interest rate exchange, swap, forward, cap, floor collar or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in interest rates in their financing activities and not for speculative purposes.

          "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests and debt securities of any Group Member (including the Common Units sold to the Underwriters in the Initial Offering; (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) the termination of Commodity Hedge Contracts and Interest Rate Hedge Contracts prior to their respective specified termination dates; (e) capital contributions received; and (f) corporate reorganizations or restructurings.

          "Investment Capital Expenditures" means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

          "Issue Price" means the price at which a Unit is purchased from the Partnership, net of any sales commissions or underwriting discounts charged to the Partnership.

          "Liability" means any liability or obligation of any nature, whether accrued, contingent or otherwise.

          "Limited Partner" means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person's capacity as limited partner of the Partnership; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.

          "Limited Partner Interest" means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

          "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

          "Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(C).

          "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

          "Maintenance Capital Expenditures" means cash expenditures (including expenditures for the addition or improvement to or replacement of the asset base owned by any Group Member (including plugging and abandonment cost) or for the acquisition of existing, or the construction or development of new, capital assets, including, without limitation, properties containing estimated proved reserves, undeveloped leasehold acreage, gas gathering systems, natural gas treatment or processing facilities, natural gas liquids fractionation facilities, storage facilities, pipeline systems or other midstream assets or facilities and other related or similar assets that are expected to generate "qualifying income" as defined by Section 7704 of the Code) to the extent such expenditures are made to maintain, including over the long term, the asset base of the Partnership Group. Maintenance Capital Expenditures shall not include (a) Expansion Capital Expenditures or (b) Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction or development of a replacement asset and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service and the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction or development period interest payments, or such construction or development period distributions on equity, shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction or development of a replacement asset.

          "Managing General Partner" means EXCO Partners GP LP, LLC, a Delaware limited liability company and the general partner of the General Partner.

          "Master Operating Agreement" means that certain Master Operating Agreement, dated as of the Closing Date, among the Partnership, EXCO and the other parties thereto.

          "Merger Agreement" has the meaning assigned to such term in Section 14.1.

          "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act and any other securities exchange (whether or not registered with the Commission under Section 6(a) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

          "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(c)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code, and (c) in the case of a contribution of Common Units by the General Partner to the Partnership as a Capital Contribution pursuant to Section 5.2(b), an amount per Common Unit contributed equal to the Current Market Price per Common Unit as of the date of the contribution.

          "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xi) were not in this Agreement.

          "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xi) were not in this Agreement.

          "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

          "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

          "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

          "Non-Eligible Holder" means a Person whom the General Partner has determined does not constitute an Eligible Holder and as to whose Partnership Interest the General Partner has become the substituted limited partner, pursuant to Section 4.9.

          "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

          "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

          "Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2) or Treasury Regulation Section 1.752-7.

          "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

          "Operating Expenditures" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including lease and well operating expenses, taxes, reimbursements of the General Partner in accordance with this Agreement, the Contribution Agreement, the Administrative Services Agreement, the Master Operating Agreement, any joint operating agreement, payments made in the ordinary course of business under any Interest Rate Hedge Contracts or Commodity Hedge Contracts, director and officer compensation, repayment of Working Capital Borrowings, debt service payments, Estimated Maintenance Capital Expenditures and non-Pro Rata repurchases of Units (other than those made with the proceeds of an Interim Capital Transaction), but subject to the following:

            (a)   repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

            (b)   payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

            (c)   Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) actual Maintenance Capital Expenditures, (iii) Investment Capital Expenditures, (iv) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (v) distributions to Partners, or (vi) non-Pro Rata repurchases of Units of any class made with the proceeds of a substantially concurrent equity issuance;

            (d)   where capital expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures consisting of Maintenance Capital Expenditures, the period over which such Maintenance Capital Expenditures will be included in Estimated Maintenance Capital Expenditures and deducted as an Operating Expenditure in calculating Operating Surplus; and

            (e)   payments made to purchase or otherwise establish an Interest Rate Hedge Contract or a Commodity Hedge Contract shall be included in Operating Expenditures in equal quarterly installments over the stated life of such Interest Rate Hedge Contract or Commodity Hedge Contract.

          "Operating Partnership" means EXCO Partners Operating, LP, a Delaware limited partnership, and any successors thereto.

          "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

            (a)   the sum of (i) $[    •    ] million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5 and provided that cash receipts from the termination of a Commodity Hedge Contract or an Interest Rate Hedge Contract prior to its specified termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Commodity Hedge Contract or Interest Rate Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, and (iv) cash distributions paid on equity issued to finance all or a portion of the construction, acquisition or improvement of a Capital Improvement during the period beginning on the date that the Group Member enters into a binding obligation to commence the construction, acquisition or improvement of a Capital Improvement and ending on the earlier to occur of the date the Capital Improvement or capital asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund construction period interest payments on debt incurred, or construction period distributions on equity issued, to finance the construction, acquisition or development of a Capital Improvement shall also be deemed to be equity issued to finance the construction, acquisition or development of a Capital Improvement for purposes of this clause (iv)), less

            (b)   the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures; and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred or repaid with the proceeds of additional Working Capital Borrowings;

provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

          Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

          "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

          "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

          "Organizational Limited Partner" means EXCO Partners MLP LP, LLC in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

          "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination.

          "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

          "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

          "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

          "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

          "Partners" means the General Partner and the Limited Partners.

          "Partnership" means EXCO Partners, LP, a Delaware limited partnership.

          "Partnership Group" means the Partnership and its Subsidiaries treated as a single consolidated entity.

          "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

          "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

          "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, General Partner Units and Incentive Distribution Rights.

          "Percentage Interest" means as of any date of determination (a) as to the General Partner with respect to General Partner Units (without reference to any Limited Partner Interests held by it) and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of General Partner Units held by the General Partner or the number of Units held by such Unitholder, as the case may be, by (B) the total number of Outstanding Units and General Partner Units and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

          "Person" means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

          "Plan of Conversion" has the meaning assigned to such term in Section 14.1.

          "Pro Rata" means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

          "Proposed Transaction" has the meaning assigned to such term in Section 7.9(i).

          "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

          "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the first fiscal quarter of the Partnership that includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

          "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

          "Record Date" means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report, notice or distribution or to participate in any offer.

          "Record Holder" means (a) with respect to Partnership Securities of any class of Partnership Securities for which a Transfer Agent has been appointed, the Person in whose name a Partnership Security of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

          "Recusal Conflict" has the meaning assigned to such term in Section 7.9(i).

          "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

          "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-146059) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

          "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

          "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or Section 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss, deduction, Simulated Depletion or Simulated Loss pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

          "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss or Simulated Gain, Simulated Depletion or Simulated Loss is not allocated pursuant to Section 6.2(d)(i)(A) or Section 6.2(d)(ii)(A), respectively, to eliminate Book-Tax Disparities.

          "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

          "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

          "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

          "Simulated Basis" means the Carrying Value of any oil and gas property (as defined in Section 614 of the Code).

          "Simulated Depletion" means, with respect to an oil and gas property (as defined in Section 614 of the Code), a depletion allowance computed in accordance with federal income tax principles (as if the Simulated Basis of the property was its adjusted tax basis) and in the manner specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(k)(2). For purposes of computing Simulated Depletion with respect to any property, the Simulated Basis of such property shall be deemed to be the Carrying Value of such property, and in no event shall such allowance for Simulated Depletion, in the aggregate, exceed such Simulated Basis.

          "Simulated Gain" means the excess, if any, of the amount realized from the sale or other disposition of an oil or gas property over the Carrying Value of such property.

          "Simulated Loss" means the excess, if any, of the Carrying Value of an oil or gas property over the amount realized from the sale or other disposition of such property.

          "Special Approval" means approval by a majority of the members of the Conflicts Committee acting in good faith.

          "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination (i) the general partner or (ii) a limited partner of such partnership or member of such limited liability company, but, in the case of clause (ii), only if more than 50% of the partnership interests of such partnership or membership interests of such limited liability company (considering all of the partnership interests or membership interests as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation, a partnership or a limited liability company) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person (without regard to the occurrence of any contingency).

          "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

          "Tax Sharing Agreement" means that certain Tax Sharing Agreement, dated as of the Closing Date, among the Partnership, EXCO and the other parties thereto.

          "Target Distribution" means $0.385 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on [    •    ], 2008, it means the product of $0.385 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is [92]), subject to adjustment in accordance with Sections 6.6 and 6.8.

          "Trading Day" has the meaning assigned to such term in Section 15.1(a).

          "Transfer" has the meaning assigned to such term in Section 4.4(a).

          "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

          "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

          "Underwriting Agreement" means that certain Underwriting Agreement dated as of [    •    ] [    •    ], 2008 among the Underwriters, the Partnership and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

          "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.

          "Unit Majority" means at least a majority of the Outstanding Common Units.

          "Unitholders" means the holders of Units.

          "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(c)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(c) as of such date).

          "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(c) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(c)).

          "Unrecovered Initial Unit Price" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

          "U.S. GAAP" means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

          "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b).

          "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility, commercial paper facility or other similar financing arrangement, providedthat when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional Working Capital Borrowings.

Section 1.2 Construction.

          Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms "include", "includes", "including" or words of like import shall be deemed to be followed by the words "without limitation"; and (d) the terms "hereof", "herein" or "hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1 Formation.

          The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of EXCO Partners, LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2 Name.

          The name of the Partnership shall be "EXCO Partners, LP." The Partnership's business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words "Limited Partnership," the letters "LP" or "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices.

          Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be the Corporation Trust Company. The principal office of the Partnership shall be located at 12377 Merit Drive, Suite 1700, Dallas, Texas 75251, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine to be necessary or appropriate. The address of the General Partner shall be 12377 Merit Drive, Suite 1700, Dallas, Texas 75251, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business.

          The purpose and nature of the business to be conducted by the Partnership shall be to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, the business activities described in the Registration Statement including pursuing the business strategy set forth in the Registration Statement and any other business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act, and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may in its sole discretion decline to propose or approve, the conduct by the Partnership of any business and, in declining to so propose or approve, shall not be required to fulfill any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5 Powers.

          The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Power of Attorney.

            (a)   Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

              (i)  execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, Article X, Article XI or Article XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities, issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

              (ii)  execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of such percentage of the Limited Partners or of the Limited Partners of such class or series, as applicable.

  Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

            (b)   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner's Limited Partner Interest and shall extend to such Limited Partner's heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7 Term.

          The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8 Title to Partnership Assets.

          Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability.

          The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business.

          No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners.

          Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

            (a)   In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner's own expense:

              (i)  to obtain true and full information regarding the status of the business and financial condition of the Partnership;

              (ii)  promptly after its becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

             (iii)  to obtain a current list of the name and last known business, residence or mailing address of each Partner;

             (iv)  to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

             (v)  to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

             (vi)  to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

            (b)   The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner determines (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF
PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates.

          Upon the Partnership's issuance of Common Units, to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units, or options, rights, warrants and appreciation rights relating to such Partnership Securities that are to be evidenced by certificates, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or options, rights, warrants and appreciation rights relating to such Partnership Securities. Certificates shall be executed on behalf of the Partnership by the Chief Executive Officer, President or any Executive Vice President, Chief Financial Officer or the Senior Vice President or Vice President and the Secretary or any Assistant Secretary of the Managing General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that the Units may be certificated or uncertificated as provided in the Delaware Act; and provided, further, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

            (a)   If any mutilated Certificate is surrendered to the Transfer Agent (or the General Partner, if there is no Transfer Agent for the applicable class of Partnership Securities), the appropriate officers of the General Partner on behalf of the Partnership shall execute, and, if applicable, the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

            (b)   The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and, if applicable, the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, or issue uncertificated Common Units, if the Record Holder of the Certificate:

              (i)  makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

              (ii)  requests the issuance of a new Certificate or the issuance of uncertificated Common Units, as the case may be, before the General Partner has notice that the Partnership Securities represented by the Certificate have been acquired by a purchaser for value in good faith and without notice of an adverse claim;

             (iii)  if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

             (iv)  satisfies any other reasonable requirements imposed by the General Partner.

          If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or uncertificated Common Units.

            (c)   As a condition to the issuance of any new Certificate or uncertificated Common Units under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders.

          The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

Section 4.4 Transfer Generally.

            (a)   The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage. The term "transfer" shall not mean a transfer of the General Partner or the holder of a Limited Partner Interest.

            (b)   No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

            (c)   Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership or limited liability company interests, partnership interests or other ownership interests in the General Partner.

Section 4.5 Registration and Transfer of Limited Partner Interests.

            (a)   The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided.

            (b)   Except as otherwise provided in Sections 4.9 and 4.10, the Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer, duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

            (c)   Upon the receipt of proper transfer instructions from the registered owner of uncertificated Common Units, such uncertificated Common Units shall be cancelled, issuance of new equivalent uncertificated Common Units or Certificates shall be made to the holder of Common Units entitled thereto and the transaction shall be recorded upon the books and records of the Partnership.

            (d)   Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

            (e)   By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.9, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, with or without execution of this Agreement, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute and amendment to this Agreement.

            (f)    Subject to (i) the provisions of this Article IV, (ii) with respect to any series of Limited Partner Interests, the provisions of any statement of designations establishing such series, (iii) any contractual provisions binding on any Limited Partner and (iv) provisions of applicable law including the Securities Act, Limited Partner Interests (other than the Incentive Distribution Rights) shall be freely transferable.

            (g)   The General Partner and its Affiliates shall have the right at any time to transfer their Common Units to one or more Persons.

Section 4.6 Transfer of the General Partner's General Partner Interest.

            (a)   Subject to Section 4.6(c) below, prior to December 31, 2017, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

            (b)   Subject to Section 4.6(c) below, on or after December 31, 2017, the General Partner may in its sole discretion transfer all or any of its General Partner Interest without Unitholder approval.

            (c)   Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under Delaware law of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership or limited liability company interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights.

          Prior to December 31, 2017, a holder of Incentive Distribution Rights may in its sole discretion transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all the ownership interests in such holder. Any other transfer of the Incentive Distribution Rights prior to December 31, 2017 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2017, the General Partner or any other holder of Incentive Distribution Rights may in its sole discretion transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the General Partner's exercise of its rights with respect to the Incentive Distribution Rights under Section 11.4.

Section 4.8 Restrictions on Transfers.

            (a)   Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (ii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

            (b)   The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited

  Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

            (c)   Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

            (d)   Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

        THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF EXCO PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF EXCO PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE EXCO PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). EXCO GP PARTNERS, LP, THE GENERAL PARTNER OF EXCO PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF EXCO PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9 Eligible Holder Certification; Non-Eligible Holders.

            (a)   If a transferee of a Limited Partner Interest fails to furnish a properly completed Eligible Holder Certification, if a Certification Notice has previously been given, the Limited Partner Interests owned by such transferee shall be subject to a withholding of distributions or redemption, each in accordance with the provisions of Section 4.10. If, upon receipt of such Eligible Holder Certification or otherwise, the General Partner determines that such transferee is not an Eligible Holder, the Limited Partner Interests owned by such transferee shall also be subject to redemption in accordance with the provisions of Section 4.10.

            (b)   The General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Eligible Holder Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such other Person) as the General Partner may request. If such Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Eligible Holder Certification or other requested information the Limited Partner Interests owned by such Limited Partner shall be subject to (i) a withholding of distributions or

  (ii) redemption, each in accordance with the provisions of Section 4.10. If upon receipt of such Eligible Holder Certification or other requested information the General Partner determines that such Limited Partner is not an Eligible Holder, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Limited Partner be changed to that of a Non-Eligible Holder and, thereupon, the General Partner shall be substituted for such Non-Eligible Holder as the Limited Partner in respect of the Non-Eligible Holder's Limited Partner Interests.

            (c)   The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-Eligible Holders, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-Eligible Holders are cast, either for, against or abstaining as to the matter.

            (d)   Upon dissolution of the Partnership, a Non-Eligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-Eligible Holder's share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-Eligible Holder of its Limited Partner Interest (representing its right to receive its share of such distribution in kind).

            (e)   At any time after a Non-Eligible Holder can and does certify that it has become an Eligible Holder, a Non-Eligible Holder may, upon application to the General Partner, request admission as a substituted limited partner with respect to any Limited Partner Interests of such Non-Eligible Holder not redeemed pursuant to Section 4.10, and upon admission of such Non-Eligible Holder pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-Eligible Holder's Limited Partner Interests.

Section 4.10 Redemption of Partnership Interests of Non-citizen Assignees.

            (a)   If at any time a Limited Partner fails to furnish a true and complete Eligible Holder Certification, if a Certification Notice has previously been given, or fails to truthfully and completely furnish any other information requested, in each case, within the 30-day period specified in Section 4.9(b), or if upon receipt of such Eligible Holder Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes an Eligible Holder Certification to the General Partner prior to the date fixed for redemption as provided below:

              (i)  Redeem the Limited Partner Interest of such Limited Partner as follows:

                  (A)   The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests or, if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate if such Redeemable Interests are certificated, evidencing the Redeemable

        Interests or, if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

                  (B)   The per Unit redemption price for Redeemable Interests shall be an amount equal to the lesser of (A) Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed and (B) the purchase price paid by the Limited Partner holding such Limited Partner Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of an unsecured promissory note of the Partnership in the principal amount of the aggregate redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date, which promissory note shall be subordinated to the extent required by any applicable existing credit agreement, indenture or similar agreement;

                  (C)  Upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of (x) if certificated, the Certificates evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, or (y) if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, the Limited Partner or his duly authorized representative shall be entitled to receive the payment therefor.

                  (D)  After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

              (ii)  Withhold from such Limited Partner any distributions payable pursuant to Section 6.3(a) in respect of the Limited Partner Interests held by such Limited Partner, such withheld distributions to remain part of the Partnership's assets. Upon the receipt by the General Partner of the required Eligible Holder Certification from such Limited Partner, any previously withheld distributions shall be paid to such Limited Partner (without interest).

            (b)   The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Holder.

            (c)   Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions.

          In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a General Partner Interest equal to a 2% Percentage Interest and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980 for a Limited Partner Interest equal to a 98% Percentage Interest and has been admitted as a Limited Partner of the Partnership. As of the Closing Date and effective with the admission of another Limited Partner to the Partnership, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; and the initial Capital Contribution of the Organizational Limited Partner shall thereupon be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

Section 5.2 Contributions by the General Partner and its Affiliates.

            (a)   On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in the Operating Partnership, in exchange for (A) a continuation of its General Partner Interest equal to a 2% Percentage Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, and (B) the Incentive Distribution Rights; and (ii) EXCO shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in the Operating Partnership and in EXCO Partners OLP GP, LLC, in exchange for 72,000,000 Common Units, the assumption of $[440,000,000] of outstanding indebtedness and the right to receive $[560,000,000] as reimbursement for certain capital expenditures.

            (b)   Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Offering and the Common Units issued pursuant to Section 5.2(a)), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner's Percentage Interest by (B) 100 less the General Partner's Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3 Contributions by Initial Limited Partners.

            (a)   On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

            (b)   Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common

  Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

            (c)   No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 75,000,000, (ii) the "Option Units" as such term is used in the Underwriting Agreement in an aggregate number up to 11,250,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 72,000,000 Common Units issuable pursuant to Section 5.2 hereof, and (iv) the Incentive Distribution Rights.

Section 5.4 Interest and Withdrawal.

          No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

            (a)   The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including Simulated Gain and income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

            (b)   For purposes of computing the amount of any item of income, gain, loss, deduction, Simulated Depletion, Simulated Gain or Simulated Loss which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

              (i)  Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner.

              (ii)  All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

             (iii)  Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain or Simulated Loss shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

             (iv)  Any income, gain, loss, Simulated Gain or Simulated Loss attributable to the taxable disposition of any Partnership property shall be determined (A) as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has an adjusted basis of zero for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

             (v)  In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery, amortization or Simulated Depletion attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(c) to the Carrying Value of any Partnership property subject to depreciation, cost recovery, amortization or Simulated Depletion, any further deductions for such depreciation, cost recovery, amortization or Simulated Depletion attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery, amortization or Simulated Depletion derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery, amortization or Simulated Depletion deductions shall be determined using any method that the General Partner may adopt.

             (vi)  In the event the Gross Liability Value of any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) is adjusted as required by this Agreement, the amount of such adjustment shall be treated as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership) and shall be taken into account for purposes of computing Net Income or Net Loss.

            (c)   A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

              (i)  In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

              (ii)  In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(c)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Securities.

            (a)   The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities (including pursuant to Section 7.4(c)) for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

            (b)   Each additional Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) or security authorized to be issued pursuant to Section 7.4(c) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem such Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security (including sinking fund provisions); (v) whether such Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which such Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security; and (viii) the right, if any, of each such Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security.

            (c)   The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, or Section 7.4(c), (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holder of such Limited Partner Interest and (iv) all additional issuances of Partnership Securities and options, rights, warrants and appreciation rights relating to such Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities and options, rights, warrants and appreciation rights relating to such Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or options, rights, warrants and appreciation rights relating to such Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities and options, rights, warrants and appreciation rights relating to such Partnership Securities are listed or admitted to trading.

            (d)   No fractional Units shall be issued by the Partnership.

Section 5.7 Limited Preemptive Right.

          Except as provided in this Section 5.7 and in Section 5.2 or as provided pursuant to the terms of any securities issued, or agreements entered into in connection with the issuance of any securities issued, pursuant to Section 5.6, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities and options, rights, warrants and appreciation rights relating to such Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities and options, rights, warrants and appreciation rights relating to such Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities and options, rights, warrants and appreciation rights relating to such Partnership Securities.

Section 5.8 Splits and Combinations.

            (a)   Subject to Section 5.8(d), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.

            (b)   Whenever such a distribution, subdivision or combination of Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

            (c)   Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Securities to the Record Holders of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate, if such securities are certificated, held by such Record Holder immediately prior to such Record Date.

            (d)   The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.8(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.9 Fully Paid and Non-Assessable Nature of Limited Partner Interests.

          All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes.

          For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

            (a)   Net Income. After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Income for each taxable year and all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Income for such taxable year shall be allocated as follows:

              (i)  First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

              (ii)  Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

             (iii)  Third, the balance, if any, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests.

            (b)   Net Losses. After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Losses for each taxable period and all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Losses for such taxable period shall be allocated as follows:

              (i)  First, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

              (ii)  Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii)  to the extent that such allocation would cause any

    Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

             (iii)  Third, the balance, if any, 100% to the General Partner.

            (c)   Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

              (i)  If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

                  (A)   First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

                  (B)   Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until the Capital Account in respect of each Common Unit then Outstanding is equal to its Unrecovered Initial Unit Price;

                  (C)  Third, 100% to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, and (2) the excess of (aa) the Target Distribution less the Initial Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1) and (2) is hereinafter defined as the "Liquidation Target Amount");

                  (D)  Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 8% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (D).

              (ii)  If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(c)), such Net Termination Loss shall be allocated among the Partners in the following manner:

                  (A)   First, if the Adjusted Capital Account of a Common Unit or comparable fraction thereof are not identical, to (i) the Unitholders holding the class of Units with the higher Adjusted Capital Account and (ii) the General Partner, in accordance with their Percentage Interests, until the Adjusted Capital Account of each Common Unit or comparable fraction thereof are equal;

                  (B)   Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (C) until the Capital Account in respect of each Unit then Outstanding has been reduced to zero; and

                  (C)  Third, the balance, if any, 100% to the General Partner.

            (d)   Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

              (i)  Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income, gain and Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

              (ii)  Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income, gain and Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii) Priority Allocations.

                  (A)   If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) there shall be allocated income, gain and Simulated Gain to each Unitholder receiving such greater cash or property distribution until the aggregate amount of such items allocated pursuant to this Section 6.1(d)(iii)(A) for the current taxable year and all previous taxable years is equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated income, gain and Simulated Gain in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner's Percentage Interest at the time in which the greater cash or property distribution occurs by (y) the sum of 100 less the General Partner's Percentage Interest at the time in which the greater cash or property distribution occurs times (bb) the sum of the amounts allocated in clause (1) above.

                  (B)   After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income, gain and Simulated Gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner's Percentage Interest by (y) the sum of 100 less the General Partner's Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

             (iv)  Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income, gain and Simulated Gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii).

             (v)  Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership income, gain and Simulated Gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

             (vi)  Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership's Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

            (vii)  Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

           (viii)  Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

             (ix)  Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain or Simulated Gain (if the adjustment increases the basis of the asset) or loss or Simulated Loss (if the adjustment decreases such basis), and such item of gain, loss, Simulated Gain or Simulated Loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

          (x) Curative Allocation.

                  (A)   Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(x)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

                  (B)   The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(x)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(x)(A) among the Partners in a manner that is likely to minimize such economic distortions.

             (xi)  Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

                  (A)   In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(c) hereof), the General Partner shall allocate additional items of income, gain and Simulated Gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction, loss, Simulated Depletion or Simulated Loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xi)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xi) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

                  (B)   In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

                  (C)  In making the allocations required under this Section 6.1(d)(xi), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xi).

Section 6.2 Allocations for Tax Purposes.

            (a)   Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

            (b)   The deduction for depletion with respect to each separate oil and gas property (as defined in Section 614 of the Code) shall be computed for federal income tax purposes separately by the Partners rather than by the Partnership in accordance with Section 613A(c)(7)(D) of the Code. Except as provided in Section 6.2(c)(iii), for purposes of such computation (before taking into account any adjustments resulting from an election made by the Partnership under Section 754 of the Code), the adjusted tax basis of each oil and gas property (as defined in Section 614 of the Code) shall be allocated among the Partners in accordance with their respective Percentage Interests. Each Partner shall separately keep records of his share of the adjusted tax basis in each oil and gas property, allocated as provided above, adjust such share of the adjusted tax basis for any cost or percentage depletion allowable with respect to such property, and use such adjusted tax basis in the computation of its cost depletion or in the computation of his gain or loss on the disposition of such property by the Partnership.

            (c)   Except as provided in Section 6.2(c)(iii), for the purposes of the separate computation of gain or loss by each Partner on the sale or disposition of each separate oil and gas property (as defined in Section 614 of the Code), the Partnership's allocable share of the "amount realized" (as such term is defined in Section 1001(b) of the Code) from such sale or disposition shall be allocated for federal income tax purposes among the Partners as follows:

              (i)  first, to the extent such amount realized constitutes a recovery of the Simulated Basis of the property, to the Partners in the same proportion as the depletable basis of such property was allocated to the Partners pursuant to Section 6.2(b) (without regard to any special allocation of basis under Section 6.2(c)(iii); and

              (ii)  second, the remainder of such amount realized, if any, to the Partners so that, to the maximum extent possible, the amount realized allocated to each Partner under this Section 6.2(c)(ii) will equal such Partner's share of the Simulated Gain recognized by the Partnership from such sale or disposition.

             (iii)  The Partners recognize that with respect to Contributed Property and Adjusted Property there will be a difference between the Carrying Value of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, amortization, adjusted tax basis of depletable properties, amount realized and gain or loss with respect to such Contributed Property and Adjusted Property shall be allocated among the Partners to take into account the disparities between the Carrying Values and the adjusted tax basis with respect to such properties in accordance with the principles of Treasury Regulation Section 1.704-3(d).

             (iv)  Any elections or other decisions relating to such allocations shall be made by the Board of Directors in any manner that reasonably reflects the purpose and intention of the Agreement.

            (d)   In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property other than oil and gas properties subject to Section 6.2(c), items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

              (i)  (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

              (ii)  (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(c)(i) or Section 5.5(c)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(d)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

             (iii)  The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

            (e)   For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(e) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

            (f)    The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) [, the legislative history of Section 743 of the Code] or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

            (g)   In accordance with Treasury Regulation Section 1.1245-1(e) [and Treasury Regulation 1.1250-1(f)], any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

            (h)   All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

            (i)    Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

            (j)    Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

            (a)   Within 45 days following the end of each Quarter commencing with the Quarter ending on [    •    ], 2008, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Sections 17-607 and 17-804 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement will be made subject to Sections 17-607 and 17-804 of the Delaware Act.

            (b)   Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

            (c)   The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

            (d)   Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution.

  Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions of Available Cash from Operating Surplus.

            (a)   Available Cash with respect to any Quarter that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5, subject to Sections 17-607 and 17-804 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

              (i)  First, 100% to the General Partner and all the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Target Distribution;

              (ii)  Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 8% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (ii);

provided, however, if the Target Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(ii).

Section 6.5 Distributions of Available Cash from Capital Surplus.

          Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Sections 17-607 and 17-804 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Initial Quarterly Distribution and Target Distribution Levels.

            (a)   The Initial Quarterly Distribution and Target Distribution shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.8. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Initial Quarterly Distribution and Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the Initial Quarterly Distribution and the Target Distribution by a fraction of which the numerator is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution.

            (b)   The Initial Quarterly Distribution and Target Distribution shall also be subject to adjustment pursuant to Section 6.8.

Section 6.7 Special Provisions Relating to the Holders of Incentive Distribution Rights.

          Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as required by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), Section 6.4(b)(iii), (iv) and (v), and Section 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.8 Entity-Level Taxation.

          If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner may reduce the Initial Quarterly Distribution and the Target Distribution by the amount of income taxes that are payable by reason of any such new legislation or interpretation (the "Incremental Income Taxes"), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.8. If the General Partner elects to reduce the Initial Quarterly Distribution and the Target Distribution for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group's aggregate liability (the "Estimated Incremental Quarterly Tax Amount") for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Initial Quarterly Distribution and Target Distribution shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.8 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

            (a)   The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

              (i)  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Securities or any options, rights, warrants or appreciation rights relating to Partnership Securities, and the incurring of any other obligations;

              (ii)  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

             (iii)  the acquisition of assets from third parties or the General Partner and its Affiliates, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

             (iv)  the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

             (v)  the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if that results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

             (vi)  the distribution of Partnership cash;

            (vii)  the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

           (viii)  the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

             (ix)  the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

             (x)  the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

             (xi)  the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

            (xii)  the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

           (xiii)  the issuance, purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance, purchase, sale or other acquisition or disposition of options, rights, warrants and appreciation rights relating to Partnership Securities;

           (xiv)  the undertaking of any action in connection with the Partnership's participation in the management of any Group Member through its directors, officers, employees or the Partnership's direct or indirect ownership of Group Members; and

           (xv)  the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

            (b)   Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Administrative Services Agreement, the Master Operating Agreement, the Tax Sharing Agreement, the Contribution Agreement, the Credit Agreement, any Commodity Hedge Contract, any Interest Rate Hedge Contract, any Group Member Agreement, any joint operating agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2 Certificate of Limited Partnership.

          The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the

Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on the General Partner's Authority.

          Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership's Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Section 4.6, Section 11.1, Section 11.2 or Section 12.1(a), elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4 Reimbursement of the General Partner.

            (a)   Except as provided in the Administrative Services Agreement, the Master Operating Agreement, the Tax Sharing Agreement or any other agreement among the Partnership, the General Partner and EXCO and their respective Affiliates and in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

            (b)   Subject to any limitations contained in the Administrative Services Agreement, the Master Operating Agreement, the Tax Sharing Agreement or any other agreement among the Partnership, the General Partner and EXCO and their respective Affiliates, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the General Partner or any member of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner and its Affiliates in connection with operating the Partnership Group's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

            (c)   The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

            (d)   The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Securities) or cause the Partnership to issue Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner or its Affiliates, or any Group Member or its Affiliates, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue to the General Partner or any of its Affiliates any Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. [The General Partner may cause the Partnership to acquire and to deliver to the beneficiary under an employee benefit plan, employee plan or employee practice any Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities.] Expenses incurred by the General Partner or its Affiliates in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices), shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest (represented by General Partner Units) pursuant to Section 4.6.

Section 7.5 Outside Activities.

            (a)   After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt or equity securities in any Group Member, or (C) the guarantee of, and mortgage, pledge, or encumbrance of any or all of its assets in connection with, any indebtedness of EXCO, any of its successors or permitted assigns or any other Affiliate of the General Partner[, other than any Group Member].

            (b)   Each Indemnitee (other than the General Partner) shall have the right, directly or indirectly, to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty stated or implied by law or equity, to any

  Group Member or any Partner. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee.

            (c)   Notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Indemnitees shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Indemnitee (including the General Partner). No Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter (including any potential acquisition opportunities from third parties or otherwise) that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership or to allow the Partnership to participate in any such potential transaction, agreement, arrangement or other matter (including any potential acquisitions opportunities from third parties or otherwise), and such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership or, subject to Section 7.5(a) in the case of the General Partner only, pursues such opportunity or acquires it for itself.

            (d)   The General Partner and each of its Affiliates may acquire Units or other Partnership Securities or options, rights, warrants or appreciation rights relating to such Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities or options, rights, warrants or appreciation rights relating to such Partnership Securities acquired by them. The term "Affiliates" when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

            (e)   Notwithstanding anything to the contrary in this Agreement or at law or equity, to the extent that any provision of this Section 7.5 purports or is interpreted to have the effect of restricting, eliminating or otherwise modifying the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such fiduciary duty, such provisions in this Section 7.5 shall be deemed to have been approved by the Partners.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

            (a)   The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member.

            (b)   The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

            (c)   No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, express or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner's Percentage Interest of the total amount distributed to all Partners.

Section 7.7 Indemnification.

            (a)   To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all threatened, pending or completed losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) (i) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Contribution Agreement, the Administrative Services Agreement, the Master Operating Agreement, the Tax Sharing Agreement or any joint operating agreement (ii) with respect to any matter for which the General Partner or its Affiliates (other than a Group Member) have agreed to indemnify a Group Member pursuant to this Agreement or (iii) with respect to any liability incurred by any Affiliate of the General Partner (other than a Group Member) as a result of any breach by such party of any agreement with a Group Member to which it is subject (in the case of clause (i) and (ii), other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

            (b)   Each of the parties to this Agreement hereby agrees and acknowledges that the foregoing indemnity shall be applicable to any losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts that have resulted from or are alleged to have resulted from the active or passive or the sole, joint or concurrent ordinary negligence or, to the fullest extent permitted by law, gross negligence, of an Indemnitee.

            (c)   To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

            (d)   The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

            (e)   The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

            (f)    For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

            (g)   In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

            (h)   An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

            (i)    The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

            (j)    No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

            (k)   If an Affiliate of the Partnership advances expenses to or indemnifies an Indemnitee with respect to a matter for which such Indemnitee was entitled to seek advances or indemnification under Section 7.7, then the Partnership's obligations to indemnify hereunder shall include reimbursement of such Affiliate and such Affiliate shall be deemed an Indemnitee hereunder for purposes of its entitlement to such reimbursement.

Section 7.8 Liability of Indemnitees.

            (a)   Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal; provided, however, that this provision shall not relieve an Indemnitee from any liability incurred by such Indemnitee as a result of a breach of any agreement with any Group Member (other than this Agreement) to which such Indemnitee is subject.

            (b)   Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

            (c)   To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

            (d)   Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

            (a)   Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other hand, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Group Member Agreement or of any agreement contemplated herein or therein, or of any duty expressed or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is or, by operation of this Agreement, is deemed to be, fair and reasonable to the Partnership; provided that, any conflict of interest and any resolution of such conflict of interest shall be deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by

  Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved. In connection with a Special Approval, the General Partner and the Conflicts Committee each shall be authorized in connection with its resolution of any conflict of interest to consider (i) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (ii) the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership); (iii) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (iv) any applicable generally accepted accounting or engineering practices or principles; and (v) the relative cost of capital of the parties and the consequent rates of return to the equity holders of the parties. In addition, in connection with its resolution of any conflict of interest, the Conflicts Committee shall be authorized to consider such additional factors as the Conflicts Committee determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the Conflicts Committee to consider the interests of any Person other than the Partnership. The General Partner shall be authorized but not required in connection with its resolution of any such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. Any resolution, action or terms made, taken or provided (including granting Special Approval) in good faith by the Conflicts Committee or the General Partner with respect to any matter shall be conclusive and binding on all Persons (including all Partners) and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty imposed, stated or implied herein or therein or at law or equity. It shall be presumed that the resolution, action or terms made, taken or provided by the Conflicts Committee or the General Partner was made, taken or provided in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such resolution, action or terms, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interests described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or any duty otherwise existing at law or equity.

            (b)   Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. Whenever the Conflicts Committee makes a determination or takes or declines to take any other action, it shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. Subject to the provisions of Section 7.9(a), in order for a determination or other action to be in "good faith" for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must subjectively believe that the decision or action made or taken (or not made or not taken) is in the best interests of the Partnership.

            (c)   Whenever this Agreement, any Group Member Agreement or any other agreement contemplated herein or therein provides that the General Partner or any of its Affiliates is permitted or required to make a decision in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or under a grant of similar authority or latitude, the General Partner or such Affiliate (i) shall be entitled to consider only such interests and factors as it desires (including its own), (ii) shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, any Group Member, any Limited Partner or any Assignee and (iii) shall not be required to fulfill any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units or General Partner Interest, to the extent permitted under this Agreement, or refrains from voting or transferring its Units or General Partner Interest, as appropriate, such action shall be deemed to have been taken in its sole discretion. The General Partner's organizational documents may provide that determinations to take or decline to take any action in its discretion or sole discretion may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner's general partner, if the General Partner is a limited partnership.

            (d)   Notwithstanding anything to the contrary in this Agreement or at law or equity, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) offer to sell or otherwise contribute any assets to the Partnership (whether those assets are owned by the General Partner or any Affiliate of the General Partner or whether those assets are being acquired by the General Partner or any Affiliate of the General Partner from a third party), except where required by any applicable preferential rights existing under any applicable operating agreements, (ii) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (iii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in their respective sole discretion.

            (e)   Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner, and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

            (f)    The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

            (g)   Neither the General Partner nor any of its Affiliates shall be obligated to allow any Group Member to participate in any exploration, production or drilling opportunities with the General Partner or any of its Affiliates.

            (h)   The Limited Partners expressly acknowledge that the General Partner is under no obligation to consider the separate interests of the individual Limited Partners (including, without limitation, the individual tax consequences to Limited Partners), as opposed to the Limited Partners taken as a whole, in deciding whether to cause the Partnership to take (or decline or take) any actions, and that the General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions.

            (i)    Except with respect to any member of the Conflicts Committee that has a "Recusal Conflict" (as defined below), members of the Conflicts Committee meeting the requirements set forth in the definition of "Conflicts Committee" in Section 1.1 hereof shall be deemed for all purposes to be independent and disinterested and no action by the Conflicts Committee (including, without limitation, any Special Approval) shall be subject to challenge by or on behalf of any Partner, the Partnership or any Assignee on the grounds that any member of the Conflicts Committee was not independent or disinterested so long as such member met the requirements of the definition of "Conflicts Committee" set forth in Section 1.1 hereof at the time of the challenged action. Without limiting the generality of the foregoing, each member of the Conflicts Committee shall be deemed for all purposes to be independent and disinterested notwithstanding, (i) the fact that such member receives compensation for service as a member of the Conflicts Committee, which compensation is determined by the Board of Directors and may be increased from time to time or and (ii) that any member of the Conflicts Committee has any relationship other than a Recusal Conflict with any Person that is a party to any transaction with the Partnership or any other Group Member (such Person, a "Counterparty") which transaction is being reviewed by the Conflicts Committee (the "Proposed Transaction"). For purposes of this Section 7.9(i), a member of the Conflicts Committee shall only be deemed to have a Recusal Conflict with respect to a Proposed Transaction in the event that such member of the Conflicts Committee (w) is an officer of the Counterparty, (x) is an employee of the Counterparty, (y) has a material financial interest in the Counterparty (it being understood and agreed that for purposes of this Section 7.9(i) a member of the Conflicts Committee shall not be deemed to have a material financial interest in the Counterparty based on an ownership interest in the Counterparty so long as such interest represents less than 1% of the outstanding equity of the Counterparty) or the Proposed Transaction (other than by reason of the ownership of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities) or (z) is involved on behalf of the Counterparty in connection with the structuring or negotiation of the Proposed Transaction. For the avoidance of doubt, the fact that a member of the Conflicts Committee sits on the board of directors (or comparable body) of the Counterparty to any Proposed Transaction shall not, in and of itself, constitute a Recusal Conflict and shall not affect (or be deemed to affect) for any purpose the independence and disinterestedness of such member of the Conflicts Committee. In the event any member of the Conflicts Committee has a Recusal Conflict with respect to any Proposed Transaction, such member of the Conflicts Committee shall disclose such Recusal Conflict and shall recuse himself or herself from, and not participate in, the decision of the Conflicts Committee with respect to such Proposed Transaction. Notwithstanding anything to the contrary in this Agreement or at law or equity, the fact that any one or more members of the Conflicts Committee has a Recusal Conflict with respect to any Proposed Transaction shall not affect (or be deemed to affect) for any purpose the independence and disinterestedness of any other member of the Conflicts Committee and the Conflicts Committee, acting by any member or members who do not have a Recusal Conflict with respect to the Proposed Transaction (including any member appointed by the Board of Directors of the General Partner in order to consider such Proposed Transaction), shall operate as provided in this Agreement and shall be entitled to the benefits of this Agreement including, without limitation, this Section 7.9.

Section 7.10 Other Matters Concerning the General Partner.

            (a)   The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

            (b)   The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

            (c)   The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11 Purchase or Sale of Partnership Securities.

          The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities or any options, rights, warrants or appreciation rights relating to Partnership Securities. As long as Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities are held by any Group Member, such Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

            (a)   If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder's request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than once in any twelve-month period. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

            (b)   If any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use its commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a "shelf" registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that if the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder's request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than once in any twelve-month period. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

            (c)   If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than (i) an offering relating solely to an employee benefit plan (ii) an offering for Partnership Securities issued in an Acquisition or (iii) an offering of Partnership Securities other than Common Units), the Partnership shall notify all Holders of such proposals and use its commercially reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission or otherwise becomes effective, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

            (d)   If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") from and against any and all losses, claims, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(d) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement) in any free writing prospectus, or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

            (e)   The provisions of Section 7.12(a), Section 7.12(b) and Section 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.

            (f)    The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

            (g)   Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13 Reliance by Third Parties.

          Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting.

          The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, or any options, rights, warrants or appreciation rights relating to Partnership Securities books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year.

          The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

            (a)   As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

            (b)   As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

            (c)   The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information.

          The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined by the General Partner. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

            (a)   The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

            (b)   Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies.

          Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding.

          Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

            (a)   Upon the issuance by the Partnership of Common Units and Incentive Distribution Rights to the General Partner, the Initial Limited Partner and the Underwriters as described in Article V in connection with the Initial Offering, such parties shall automatically be admitted to the Partnership as Initial Limited Partners in respect of the Common Units or Incentive Distribution Rights issued to them.

            (b)   By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is a Non-Eligible Holder shall be determined in accordance with Section 4.9 hereof.

            (c)   The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.

            (d)   Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2 Admission of Successor General Partner.

          A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership.

          To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the

Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

            (a)   The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

              (i)  The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

              (ii)  The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

             (iii)  The General Partner is removed pursuant to Section 11.2;

             (iv)  The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

             (v)  A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

             (vi)  (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

  If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

            (b)   Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Standard Time, on December 31, 2017, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously so treated or taxed); (ii) at any time after 12:00 midnight, Central Standard Time, on December 31, 2017, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member, and is hereby authorized to, and shall, continue the business of the Partnership, and, to the extent applicable, the other Group Members, without dissolution. If, prior to the effective date of the General Partner's withdrawal pursuant to Section 11.1(a)(1), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with and subject to Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner.

          The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units (including Common Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member, and is hereby authorized to, and shall, continue the business of the Partnership, and, to the extent applicable, the other Group Members, without dissolution. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal

Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

            (a)   In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest in exchange for an amount in cash equal to the fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

            For purposes of this Section 11.3(a), the fair market value of the Departing General Partner's Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership's assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

            (b)   If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its

  Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

            (c)   If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Conversion of the General Partner Interest and Incentive Distribution Rights.

          Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.3.

Section 11.5 Withdrawal of Limited Partners.

          No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution.

          The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 10.2, 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the

Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

            (a)   an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 such successor is admitted to the Partnership pursuant to Section 10.2;

            (b)   an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

            (c)   the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

            (d)   at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution.

          Upon an Event of Withdrawal caused by (a) the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as the successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

              (i)  the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

              (ii)  if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

             (iii)  the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

             (iv)  provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not previously so treated or taxed).

Section 12.3 Liquidator.

          Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units. The Liquidator (if other than the General Partner) shall agree not to resign at any time without

15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation.

          The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

            (a)   The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

            (b)   Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

            (c)   All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership.

          Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions.

          The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition.

          To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration.

          No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner.

          Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

            (a)   a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

            (b)   admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

            (c)   a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

            (d)   a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

            (e)   a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

            (f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

            (g)   an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities or any options, rights, warrants or appreciation rights relating to Partnership Securities pursuant to Section 5.6, including any amendment that the General Partner determines is necessary or appropriate in connection with (i) the adjustments of the Initial Quarterly Distribution and Target Distribution pursuant to the provisions of Section 5.11, (ii) the implementation of the provisions of Section 5.11 or (iii) any modifications to the Incentive Distribution Rights made in connection with the issuance of Partnership Securities pursuant to Section 5.6, provided that, with respect to this clause (iii), the modifications to the Incentive Distribution Rights and the related issuance of Partnership Securities have received Special Approval;

            (h)   any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

            (i)    an amendment effected, necessitated or contemplated by a Merger Agreement or Plan of Conversion approved in accordance with Section 14.3;

            (j)    an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Sections 2.4 or 7.1(a);

            (k)   a merger, conveyance or conversion pursuant to Section 14.3(d); or

            (l)    any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures.

          Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with this Section 13.2. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so in its sole discretion and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment, in each case in accordance with the other provisions of this Article XIII. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3 Amendment Requirements.

            (a)   Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

            (b)   Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in their respective sole discretion.

            (c)   Any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class so affected; provided, however, that this Section 13.3(c) shall not prohibit any amendment permitted by Section 14.3 or the General Partner's power to adopt amendments to this Agreement without the approval of Limited Partners as contemplated in Section 13.1.

            (d)   Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

            (e)   Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings.

          All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting.

          Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date.

          For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Adjournment.

          When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes.

          The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting.

          Unless otherwise set forth in this Agreement, whenever an action is to be approved or consented to by the holders of Outstanding Units or outstanding Common Units, all Outstanding Units or Outstanding Common Units, as the case may be, held or deemed to be held by the General Partner and its Affiliates shall be entitled to vote on the approval or consent to such action. The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and that are present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote and that are present at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting.

          The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting.

          If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot, if any, submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all holders of Units in connection with a matter approved by the requisite percentage of Units or other holders of Outstanding Units acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

            (a)   Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

            (b)   With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority.

          The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation ("Merger Agreement") or a written plan of conversion ("Plan of Conversion"), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

            (a)   Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so in its sole discretion and, in declining to consent to a merger, consolidation or conversion, shall not be required to act pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

            (b)   If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

              (i)  name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

              (ii)  the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

             (iii)  the terms and conditions of the proposed merger or consolidation;

             (iv)  the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

             (v)  a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

             (vi)  the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

            (vii)  such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

            (c)   If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

              (i)  the name of the converting entity and the converted entity;

              (ii)  a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

             (iii)  a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

             (iv)  the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity or another entity, or for the cancellation of such equity securities;

             (v)  in an attachment or exhibit, the certificate of limited partnership of the Partnership; and

             (vi)  in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

            (vii)  the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such articles of conversion and stated therein); and

           (viii)  such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

            (a)   Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

            (b)   Except as provided in Section 14.3(d), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or Plan of Conversion contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or Plan of Conversion, as applicable.

            (c)   Except as provided in Section 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

            (d)   Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

            (e)   Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Securities or options, rights, warrants or appreciation rights relation to Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

            (f)    Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger.

          Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger, Consolidation or Conversion.

            (a)   At the effective time of the certificate of merger:

              (i)  all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

              (ii)  the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

             (iii)  all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

             (iv)  all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

            (b)   At the effective time of the certificate of conversion, for all purposes of the laws of the State of Delaware:

              (i)  the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

              (ii)  all rights, title, and interests to all real estate and other property owned by the Partnership shall remain vested in the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

             (iii)  all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

             (iv)  all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and are enforceable against the converted entity by such creditors and obligees to the same extent as if the liabilities and obligations had originally been incurred or contracted by the converted entity;

             (v)  the Partnership Securities that are to be converted into partnership interests, shares, evidences of ownership, or other rights or securities in the converted entity or cash as provided in the Plan of Conversion or certificate of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion; and

             (vi)  a merger, consolidation or conversion effected pursuant to this Article XIV shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

            (a)   Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

            (b)   If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and circulated in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article III, Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article III, Article IV, Article V, Article VI and Article XII).

            (c)   At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

            (a)   Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

            (b)   The terms "in writing", "written communications," "written notice" and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action.

          The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect.

          This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration.

          This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors.

          None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver.

          No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries.

          No Person that is not a party to this Agreement shall be a third-party beneficiary hereto except that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third party beneficiary with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee in its capacity as such.

Section 16.8 Counterparts.

          This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereto.

Section 16.9 Applicable Law.

          This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.10 Invalidity of Provisions.

          If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.11 Consent of Partners.

          Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile Signatures.

          The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:
EXCO GP PARTNERS, LP
By:	EXCO PARTNERS GP LP, LLC, its general partner
By:
Name:
Title:
ORGANIZATIONAL LIMITED PARTNER:
EXCO PARTNERS MLP LP, LLC
By:
Name:
Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner or without execution hereof pursuant to Section 10.1(a) hereof.
EXCO GP PARTNERS, LP
By:	EXCO PARTNERS GP LP, LLC, its general partner
By:
Name:
Title:

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
EXCO Partners, LP

Certificate Evidencing Common Units
Representing Limited Partner Interests in
EXCO Partners, LP

No. _______________	_______________Common Units

          In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of EXCO Partners, LP, as amended, supplemented or restated from time to time (the "Partnership Agreement"), EXCO Partners, LP, a Delaware limited partnership (the "Partnership"), hereby certifies that                           (the "Holder") is the registered owner of              Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 20 North Broadway, Oklahoma City, Oklahoma 73102. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

          THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF EXCO PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF EXCO PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE EXCO PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). EXCO GP PARTNERS, LP, THE GENERAL PARTNER OF EXCO PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF EXCO PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

          The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

          This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	EXCO PARTNERS, LP
	By:	EXCO PARTNERS GP, LP
Countersigned and Registered by:	By:	EXCO PARTNERS GP, LLC, its general partner
[•], as Transfer Agent and Registrar	By:
Name:
By:	By:
Authorized Signature		Secretary

[Reverse of Certificate]

ABBREVIATIONS

          The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM—as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT—as tenants by the entireties	_________________Custodian_________________ (Cust) (Minor)
JT TEN—as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

          Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF EXCO PARTNERS, LP

          FOR VALUE RECEIVED,                           hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of EXCO Partners, LP
Date:___________________________	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17d-15	(Signature) (Signature)

          No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B

GLOSSARY OF TERMS

          The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this prospectus.

          Bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

          Bcf.    One billion cubic feet of natural gas.

          Bcfe.    One billion cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

          Btu.    British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

          Completion.    The installation of permanent equipment for the production of oil or natural gas, or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

          Developed Acreage.    The number of acres which are allocated or assignable to producing wells or wells capable of production.

          Development Well.    A well drilled within the proved area of an oil or natural gas reservoir, or which extends a proved reservoir, to the depth of a stratigraphic horizon known to be productive.

          Downspacing Wells.    Additional wells drilled between known producing wells to better exploit the reservoir.

          Dry Hole.    A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

          Formation.    A succession of sedimentary beds that were deposited under the same general geologic conditions.

          Gross Acres or Gross Wells.    The total acres or wells, as the case may be, in which a working interest is owned.

          Horizontal Drilling.    Drilling wells at angles greater than 70 degrees from vertical.

          LNG.    Liquified natural gas.

          Mbbl.    One thousand stock tank barrels.

          Mcf.    One thousand cubic feet of natural gas.

          Mcfe.    One thousand cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

          Mmbbl.    One million stock tank barrels.

          Mmbtu.    One million British thermal units.

          Mmcf.    One million cubic feet of natural gas.

          Mmcfe.    One million cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

          Mmcfe/d.    One million cubic feet equivalent per day.

          Mmmbtu.    One billion British thermal units.

          NGL.    A natural gas liquid, such as propane and butane.

          NYMEX.    New York Mercantile Exchange.

          Standardized Measure.    The standardized measure, or the present value of estimated future net revenues is an estimate of future net revenues from a property at the date indicated, without giving effect to derivative financial instrument activities, after deducting production and ad valorem taxes, future capital costs, abandonment costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil and natural gas prices and operating costs at the date indicated, at its acquisition date, or as otherwise indicated.

          Proved Developed Reserves.    Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

          Proved Reserves.    The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as indicated additional reserves; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

          Proved Undeveloped Reserves.    Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

          Recompletion.    An operation within an existing well bore to make the well produce oil and/or gas from a different, separately producible zone other than the zone from which the well had been producing.

          Reserve Life.    The estimated productive life, in years, of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in paying quantities assuming certain price and cost parameters.

          Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

          Royalty interest.    An interest in an oil and/or natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

          Seismic Information.    Geophysical data that depict the subsurface strata in two or three dimensions. Three-dimensional seismic typically provides a more detailed and accurate interpretation of the subsurface strata than two-dimensional seismic.

          Tcfe.    One trillion cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

          Undeveloped Acreage.    Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

          Working Interest.    The operating interest that gives the owner the right to drill, produce and conduct activities on the property and a share of production.

          Workovers.    Operations on a producing well to restore or increase production.

 APPENDIX C

SUMMARY RESERVE REPORT

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

TULSA OFFICE		HOUSTON OFFICE
First Place Tower		Kellog Brown and Root Tower
15 East Fifth Street • Suite 3500		601 Jefferson Ave. • Suite 3690
Tulsa, Oklahoma 74103-4350		Houston, Texas 77002-7912
(918) 587-5521 • Fax: (918) 587-2881	November 13, 2007	(713) 651-8006 • Fax: (281) 754-4934

EXCO Partners, LP
12377 Merit Drive, Suite 1700
Dallas, Texas 75251

Attention: Mr. Harold L. Hickey

Re:	Estimated Reserves and Future Net Cash Flow Constant Pricing

Gentlemen:

          In accordance with your request, we have prepared an estimate of the reserves and future net cash flow attributable to the interests owned by EXCO Partners, LP (EXCO Partners). The EXCO Partners' properties will be located in the states of Kansas, Kentucky, Louisiana, New Mexico, Ohio, Oklahoma, Pennsylvania, Texas and West Virginia. This report was prepared according to the Securities and Exchange Commission (SEC) guidelines. The effective date of this estimate is September 30, 2007, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES			FUTURE NET CASH FLOW
RESERVE CLASSIFICATION	Oil (MBBL)	Gas (MMCF)	Net Equiv. (MMCFE)(1)	Total (M$)	Present Worth Disc. @ 10% (M$)
Proved Developed
Producing	10,331	586,222	648,208	2,905,279	1,403,984
Non-Producing	56	11,035	11,371	49,661	19,385
Behind-Pipe	524	31,494	34,638	150,793	35,636

Sub-Total	10,911	628,751	694,217	3,105,732	1,459,005
Proved Undeveloped	393	175,034	177,392	670,126	128,399

TOTAL PROVED RESERVES	11,304	803,785	871,609	3,775,858	1,587,404

(1)
Mcfe — one thousand cubic feet equivalent by converting one Bbl of oil to six Mcf of natural gas.

Note:
Totals may differ from schedules due to roundoff.

          Future net cash flow is the amount, exclusive of federal and state income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value. No provision has been made for the cost of plugging and abandoning the properties.

          No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Likewise, no attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations. Accordingly, no costs have been included in the event the wells and facilities are not in compliance.

          Summary forecasts of annual gross and net production, operating income, and future net cash flow by reserve type are included as Schedule No. 1. Ad sequential listing of the individual properties based on discounted future net cash flow by reserve type is included as Schedule No. 2. Schedules No. 1 and No. 2 are in Volume I. An alphabetical one-line summary by property is reflected on Schedule No. 3, which is in Volume II.

CLASSIFICATION OF RESERVES

          Reserves assigned to the various leases and/or wells have been classified as either "proved developed" or "proved undeveloped" in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission. These are as follows:

          Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

          Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

          Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as "proved developed producing," "proved developed non-producing" and "proved developed behind-pipe."

          Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

          Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells.

          Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

          The majority of the subject properties have been producing for a considerable length of time. The estimation of reserves for these wells has been based on the extrapolation of the existing historic production decline curves and/or pressure decline trends to economic limits or abandonment pressures.

          Reserves anticipated from recently completed or new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

          Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

FUTURE NET CASH FLOW

Oil Income

          Income from the sale of oil was estimated using the West Texas Intermediate — Cushing September 30, 2007 price of $81.61 per barrel as provided by the staff of EXCO Resources, Inc. All prices were adjusted for historical price differentials. All prices were held constant throughout the life of each lease. Adjustments were made for state severance and ad valorem taxes.

Gas Income

          Income from the sale of gas was based upon the September 30, 2007 Henry Hub Spot price of $6.38 per MMBTU for each well as provided by the staff of EXCO Resources, Inc. All prices were adjusted for historical price differentials. All prices were held constant throughout the life of each lease. Adjustments were made for state severance and ad valorem taxes.

Operating Expenses

          Operating expenses were based upon actual operating costs charged by EXCO Resources, Inc. or the respective operators, as supplied by the staff of EXCO Resources, Inc. All expenses were held constant throughout the life of each lease.

Future Expenses

          Provisions have been made for future expenses required for recompletion and drilling. These costs are forecast based upon current estimates, regardless of the time they are incurred.

GENERAL

          Information upon which this estimate has been based was furnished by the staff of EXCO Resources, Inc. or was obtained by us from outside sources we consider to be reliable. This information is assumed correct. No attempt has been made to verify title or ownership of the subject properties.

          Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of EXCO Resources, Inc.

          This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

          The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

          It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

          The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

          The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations can be made available for inspection in our office.

          This report is to be used only in its entirety.

          We appreciate this opportunity to be of service to you.

Very truly yours,
/s/ LEE KEELING AND ASSOCIATES, INC.
LEE KEELING AND ASSOCIATES, INC.

75,000,000 Common Units
Representing Limited
Partner Interests

EXCO Partners, LP

Goldman, Sachs & Co.	Citi	UBS Investment Bank
JPMorgan	Merrill Lynch & Co.	Morgan Stanley

Wachovia Securities

Banc of America Securities LLC	Credit Suisse	Raymond James
Bear, Stearns & Co. Inc.	Deutsche Bank Securities	RBC Capital Markets

ABN AMRO Rothschild LLC Barclays Capital Broadpoint. Cantor Fitzgerald & Co. Fortis Securities LLC	Friedman Billings Ramsey Howard Weil Incorporated Jefferies & Company Johnson Rice & Company L.L.C. KeyBanc Capital Markets	Scotia Capital Siebert Capital Markets Southwest Securities Stifel Nicolaus Tudor, Pickering & Co.

Through and including                           , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          Set forth below are the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange listing fee, the amounts set forth below are estimates.

SEC registration fee	$52,958
NASD filing fee	75,500
New York Stock Exchange listing fee	250,000
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Engineer fees		*
Miscellaneous		*

Total		*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

          The section of the prospectus entitled "The Partnership Agreement — Indemnification" is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities.

          On September 4, 2007, in connection with the formation of EXCO Partners, LP, we issued (i) a 2% general partner interest in us to EXCO GP Partners, LP for $20.00 and (ii) a 98% limited partner interest in us to EXCO Partners MLP LP, LLC for $980.00, in each case, in an offering exempt from registration under Section 4(2) of the Securities Act.

          There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules.

(a)
The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1†	Certificate of Limited Partnership of EXCO Partners, LP
3.2†	Form of First Amended and Restated Agreement of Limited Partnership of EXCO Partners, LP (included as Appendix A to the Prospectus)
3.3†	Certificate of Formation of EXCO Partners GP LP, LLC

3.4†	Form of First Amended and Restated Limited Liability Company Agreement of EXCO Partners GP LP, LLC
3.5†	Certificate of Limited Partnership of EXCO GP Partners, LP
3.6†	Form of Agreement of Limited Partnership of EXCO GP Partners, LP
5.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1*	Form of Amended and Restated Credit Agreement
10.2**	Form of Contribution Agreement
10.3**	Form of Master Operating Agreement
10.4**	Form of Administrative Services Agreement
10.5*	Form of Tax Sharing Agreement
10.6**	Form of Long Term Incentive Plan of EXCO Partners, LP
10.7**	Form of Director Option Grant Agreement
10.8**	Form of EXCO Partners, LP 2008 Director Plan
10.9**	Form of North Coast—EXCO Deep Rights Farmout Agreement
21.1†	List of Subsidiaries of EXCO Partners, LP
23.1**	Consent of KPMG LLP
23.2**	Consent of KPMG LLP
23.3**	Consent of KPMG LLP
23.4**	Consent of KPMG LLP
23.5**	Consent of KPMG LLP
23.6**	Consent of KPMG LLP
23.7**	Consent of PricewaterhouseCoopers LLP
23.8**	Consent of PricewaterhouseCoopers LLP
23.9**	Consent of Lee Keeling and Associates, Inc.
23.10†	Consent of Proposed Director Nominee
23.11†	Consent of Proposed Director Nominee
23.12*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.13*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1**	Powers of Attorney (included on the signature page)

†
Previously filed.

*
To be filed by amendment.

**
Filed herewith.

Item 17. Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with EXCO or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to EXCO or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

          The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on November 19, 2007.

EXCO PARTNERS, LP
By:	EXCO GP PARTNERS, LP,
its General Partner
By:	EXCO PARTNERS GP LP, LLC,
its General Partner
By:	/s/ DOUGLAS H. MILLER Douglas H. Miller Chairman and Chief Executive Officer

          Each person whose signature appears below appoints J. Douglas Ramsey, Ph.D., Mark E. Wilson and Stephen F. Smith and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on November 19, 2007.

Signature	Title

/s/ DOUGLAS H. MILLER	Douglas H. Miller Chairman and Chief Executive Officer (Principal Executive Officer and Director)
/s/ J. DOUGLAS RAMSEY, PH.D.	J. Douglas Ramsey, Ph.D. Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ MARK E. WILSON	Mark E. Wilson Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)
/s/ STEPHEN F. SMITH	Stephen F. Smith Vice Chairman and President (Director)

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1†	Certificate of Limited Partnership of EXCO Partners, LP
3.2†	Form of First Amended and Restated Agreement of Limited Partnership of EXCO Partners, LP (included as Appendix A to the Prospectus)
3.3†	Certificate of Formation of EXCO Partners GP LP, LLC
3.4†	Form of First Amended and Restated Limited Liability Company Agreement of EXCO Partners GP LP, LLC
3.5†	Certificate of Limited Partnership of EXCO GP Partners, LP
3.6†	Form of Agreement of Limited Partnership of EXCO GP Partners, LP
5.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1*	Form of Credit Agreement
10.2**	Form of Contribution Agreement
10.3**	Form of Master Operating Agreement
10.4**	Form of Administrative Services Agreement
10.5*	Form of Tax Sharing Agreement
10.6**	Form of Long Term Incentive Plan of EXCO Partners, LP
10.7**	Form of Director Option Grant Agreement
10.8**	Form of EXCO Partners, LP 2008 Director Plan
10.9**	Form of North Coast—EXCO Deep Rights Farmout Agreement
21.1†	List of Subsidiaries of EXCO Partners, LP
23.1**	Consent of KPMG LLP
23.2**	Consent of KPMG LLP
23.3**	Consent of KPMG LLP
23.4**	Consent of KPMG LLP
23.5**	Consent of KPMG LLP
23.6**	Consent of KPMG LLP
23.7**	Consent of PricewaterhouseCoopers LLP
23.8**	Consent of PricewaterhouseCoopers LLP
23.9**	Consent of Lee Keeling and Associates, Inc.
23.10†	Consent of Proposed Director Nominee
23.11†	Consent of Proposed Director Nominee
23.12*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.13*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1**	Powers of Attorney (included on the signature page)

†
Previously filed.

*
To be filed by amendment.

**
Filed herewith.